    As filed with the Securities and Exchange Commission on June 13, 2003.


                                                    Registration No. 333-105868

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                               -----------------

                         PRE-EFFECTIVE AMENDMENT NO.1


                                      TO

                            REGISTRATION STATEMENT
                               UNDER SCHEDULE B
                                      OF
                          THE SECURITIES ACT OF 1933
                               -----------------
                          NATIONAL POWER CORPORATION
                             (Name of Registrant)
                      POWER SECTOR ASSETS AND LIABILITIES
                            MANAGEMENT CORPORATION
                                (Co-Registrant)
                          REPUBLIC OF THE PHILIPPINES
                         (Co-Registrant and Guarantor)
                               -----------------
      Name and Address of Authorized Representative in the United States

                           Hon. Linglingay Lacanlale
                                Consul General
                             Philippine Consulate
                               556 Fifth Avenue
                         New York, New York 10036-5095
                               -----------------
                   Copies of notices and communications to:


              David F. Johnson, Esq.     William F. Barron, Esq.
                   Allen & Overy          Davis Polk & Wardwell
             9th Floor, Three Exchange  18th Floor, The Hong Kong
                      Square                  Club Building
                      Central            3A Chater Road, Central
                   Hong Kong SAR              Hong Kong SAR

                               -----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


                               -----------------
   The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.



                  SUBJECT TO COMPLETION, DATED JUNE 13, 2003


PROSPECTUS
[LOGO]
[LOGO] PSALM
POWER SECTOR
ASSETS & LIABILITIES
MANAGEMENT CORPORATION
[LOGO] REPUBLIC OF THE PHILIPPINES

                                 $500,000,000

                          National Power Corporation

                            % Guaranteed Bonds due


          irrevocably and unconditionally guaranteed as to payment of principal, interest and additional amounts, if any, by the



                          Republic of the Philippines


                               -----------------

   The bonds will bear interest at the rate of     % per year. Interest on the
bonds is payable on      and      of each year, beginning on     , 2003. The
bonds will mature on     ,     . Except as described under "Description of the
Bonds -- Redemption for Taxation Reasons," the bonds are not redeemable prior to maturity.


   The bonds will be our direct, unconditional, unsecured and general obligations and will rank pari passu in priority of payment with all of our other unsecured and unsubordinated external indebtedness (as defined herein). The bonds will be irrevocably and unconditionally guaranteed by the Republic of the Philippines. The guarantee will constitute the direct, unconditional, unsecured and general obligation of the Republic and will rank pari passu with all other unsecured and unsubordinated external indebtedness of the Republic, and the Republic will pledge its full faith and credit for the performance of the guarantee.



   The Power Sector Assets and Liabilities Management Corporation ("PSALM") may, without the consent of the holders of the bonds, assume the obligations of National Power Corporation under the bonds, subject to certain conditions. If PSALM assumes such obligations, the guarantee will be such that the obligations of PSALM under the bonds shall be unconditionally and irrevocably guaranteed by the Republic on the same basis as those of National Power Corporation.



   The offering of the bonds and the guarantee is subject to receipt of the approval of the Monetary Board of Bangko Sentral ng Pilipinas, the central bank of the Republic ("Bangko Sentral").


   Prior to this offering, there has been no public market for the bonds. We have applied to have the bonds listed on the Luxembourg Stock Exchange, but there can be no assurance that the application will be approved, and settlement of the bonds is not conditioned on obtaining the listing.

                               -----------------

   Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------

                                                             Per Bond Total
                                                             -------- -----
    Public Offering Price                                        %      $
    Underwriting Discount                                        %      $
    Proceeds to National Power Corporation (before expenses)     %      $

                               -----------------

   The underwriters expect to deliver the bonds to purchasers on or about     ,
2003 through the book-entry facilities of The Depository Trust Company, Euroclear and Clearstream, Luxembourg.

                               -----------------

                                   Citigroup
June       , 2003

                               TABLE OF CONTENTS


                                                                   Page
                                                                   ----
        Introductory Statements...................................   i
        Forward-Looking Information...............................  ii
        Summary...................................................   1
        Use of Proceeds...........................................  17
        National Power Corporation................................  18
        Electric Power Industry Restructuring and Privatization...  59
        Power Sector Assets and Liabilities Management Corporation  70
        Glossary of Selected Electricity Terms....................  80
        Republic of the Philippines...............................  81
        Description of the Bonds.................................. 175
        Taxation.................................................. 188
        Underwriting.............................................. 193
        Validity of the Bonds..................................... 196
        Authorized Representative in the United States............ 197
        Experts; Official Statements and Documents................ 197
        Where You Can Find More Information....................... 197
        Index to National Power Corporation's Financial Statements F-1
        Index to Tables........................................... T-1


   Until     , all dealers that effect transactions in the Bonds, whether or not participating in this offering, may be required to deliver a prospectus.

                            INTRODUCTORY STATEMENTS


   This prospectus contains information you should consider when making your investment decision. You should rely only on the information provided in this prospectus. National Power Corporation, or NPC, has not authorized anyone else to provide you with any other information.

   NPC and PSALM are organized with limited liability under the laws of the Republic of the Philippines, and all of their directors and officers and substantially all of their assets are located in the Philippines. The Republic of the Philippines is a foreign sovereign nation. Consequently, it may be difficult for investors to realize upon judgments of courts in the United States against NPC, PSALM or the Republic of the Philippines. See "Description of the Bonds -- Jurisdiction, Consent to Service and Enforceability" elsewhere in this prospectus.

   The distribution of this prospectus and the offering and sale of the Bonds may be legally restricted in some countries. If you wish to distribute this prospectus, you should observe any applicable restrictions. This prospectus should not be considered an offer, and it is prohibited to use it to make an offer, in any state or country which prohibits such offering.

   In any jurisdiction in which the offering and sale of the Bonds is required to be made by a licensed broker or dealer and in which the dealer manager or any of its affiliates are appropriately licensed, it will be deemed to be made by the dealer manager or such affiliates on behalf of NPC.

   NPC is furnishing this prospectus solely for use by prospective investors in connection with the offering and sale of the Bonds. NPC confirms that:

   . to its best knowledge and belief, the information contained in this prospectus is true and correct in all material respects and is not misleading;

   . to its best knowledge and belief, it has not omitted facts the omission of which makes this prospectus, as a whole, misleading; and

   . it accepts responsibility for the information provided in this prospectus.

   The Luxembourg Stock Exchange takes no responsibility for the correctness of any of the statements made, or opinions expressed, in this prospectus. The listing of the Bonds on the Luxembourg Stock Exchange is not to be taken as an indication of the investment merits of the Bonds or National Power Corporation.

   You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

   Unless the context clearly implies otherwise, "we", "us", the "Issuer", the "Company" and "NPC" refer to National Power Corporation, and after the assumption of the Company's obligations under the Bonds by PSALM, to PSALM. "PSALM" refers to the Power Sector Assets and Liabilities Management Corporation. The "Republic", the "Philippines", the "Government" and the "Guarantor" refer to the Republic of the Philippines. "Bangko Sentral" refers to Bangko Sentral ng Pilipinas.

   The Company's financial statements are prepared in accordance with government accounting and auditing standards in the Republic of the Philippines ("Philippine GAAS") which differ in certain respects from generally accepted accounting principles in the Philippines and in certain other countries.


   Unless otherwise specified, data relating to the gross national product, gross domestic product and other national accounts of the Republic are expressed in constant terms using 1985 prices.


   In this prospectus, references to " (Peso)" and "peso" are to Philippine pesos and references to "$", "US$" and "dollars" are to U.S. dollars. The Company publishes its financial statements in pesos. This prospectus contains a translation of certain peso amounts into dollars at specified rates solely for the convenience of the reader. Unless otherwise specified, such conversions were made at the exchange rate as stated by the Bangko Sentral Reference Exchange Rate Bulletin published by the Treasury Department of the Bangko Sentral on the relevant date. No representation is made that such peso amounts actually represent such U.S. dollar amounts or could have been converted into dollars at the rates indicated, at any particular rate or at all.

                               -----------------


   The Republic is a subscriber to the International Monetary Fund's Special Data Dissemination Standard, which is designed to improve the timeliness and quality of information of subscribing member countries. The Special Data Dissemination Standard ("SDDS") requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called "Advance Release Calendar". For the Philippines, precise dates or "no- later-than-dates" for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund's Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org. The information at this and associated websites does not form part of this prospectus.


                               -----------------

                          FORWARD-LOOKING INFORMATION

   This prospectus may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as "believe", "expect", "anticipate", "should" and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them.

                                    SUMMARY

   The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, including the "Recent Financial Results" section beginning on page 19. Certain capitalized terms used in this summary are defined elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before you purchase the Bonds. The "Description of the Bonds" section of this prospectus contains more detailed information regarding the terms and conditions of the Bonds.

                          National Power Corporation

Our Business


   We are the principal entity in the Philippines engaged in the nationwide generation and transmission of electricity. Power plants that we own produced 18,928 Gwh of electricity, accounting for approximately 40% of all electricity produced in the Philippines in 2002. We are responsible for, in cooperation with the private sector, the construction, operation, maintenance and rehabilitation of electricity generation facilities in the Philippines. Our plants generate electricity using oil, coal, geothermal steam, water and natural gas. We have also been responsible for the operation, strategic development, maintenance and rehabilitation of the power grids and interconnection facilities in the Philippines. We operate major power grids in Luzon, Visayas and Mindanao, as well as the Small Islands Grid. Our ability to supply the Philippines with an affordable and reliable power supply is a key factor in promoting the country's economic growth.


   As of December 31, 2002, the electric power industry in the Philippines consisted of:


   . power generators including us and 32 independent power producers ("IPPs"), some of which own and operate plants, and some of which have contracted to operate plants we own;


   . our major transmission grids that we operate nationwide, consisting of approximately 20,731 circuit kilometers; and

   . 141 power distributors, comprising 119 independent electric cooperatives, 18 privately-owned utilities and four municipal utilities.


   We have entered into various types of arrangements with IPPs for the development and maintenance of our power plants. These arrangements, as of December 31, 2002, provided us with 2,272 MW of installed capacity, which represented approximately 34% of our total installed capacity (including the Small Islands Grid).



   We sell electricity to distributors, who in turn transmit electricity to households, industries, commercial establishments and other end-users. We also sell electricity directly to industrial and commercial users. Our largest customer, and by far our largest distributor, in each case based on sales volume, is the Manila Electric Company ("Meralco"), a private utility which distributes electricity to Metro Manila and surrounding areas. Meralco accounted for 55% of our total volume of electricity sales for 2000, 57% for 2001 and 49% for 2002. The Supreme Court recently ordered Meralco to refund up to (Peso)30 billion in excess charges to its consumers. We do not know how this ruling will affect Meralco's financial viability or our ability to collect revenues from Meralco.


Recent Financial Results

   Since mid-1997, we have experienced significant financial difficulties resulting from the depreciation of the peso against the US dollar and other major currencies, lower than expected electricity demand, the high levels of our debt and capital lease obligations under our agreements with IPPs, and more recently the mandatory removal of the Purchased Power Adjustment ("PPA"). The PPA, a component of the fuel and purchased power cost adjustment mechanism, was an automatic cost recovery mechanism that allowed us to pass on increased costs associated with our US dollar obligations under our IPP contracts. In connection with the unbundling of our rates, we have removed the PPA charge since September 2002. On February 24, 2003, the ERC approved implementing rules which would replace the PPA process with the Generation Rate Adjustment Mechanism (the "GRAM"), and replace the FOREX, the automatic foreign exchange adjustment mechanism, with the Incremental Currency Exchange Rate Adjustment (the "ICERA"). The GRAM and the ICERA are intended, among other things, to require review and approval of adjustments before they are passed on to end-users and to limit changes in rates to once a quarter, as opposed to once a month. See "National Power Corporation -- Power Rates -- Implementation of the GRAM and the ICERA." Costs associated with power purchased from IPPs have increased significantly because of the devaluation of the peso and the fact that our price for such power is based in US dollars while our income is principally received in pesos.


   2001 and 2002 were difficult periods for us due to the continued depreciation of the peso and continuing economic uncertainty in the Philippines caused by the global economic slowdown. We suffered a net loss of (Peso)10.4 billion for 2001, compared with a net loss of (Peso)13.0 billion for 2000. In 2002, our net loss more than tripled to (Peso)33.7 billion. Also, in 2002, our net operating income declined to (Peso)523 million as compared to (Peso)6.8 billion in 2001. Our interest expense increased by (Peso)2.8 billion to
(Peso)17.9 billion in 2002 as compared to 2001. Our return on rate base declined to 0.22% in 2002 from 2.89% in 2001 under the Lender Formula, and to 0.21% in 2002 from 2.74% in 2001 under the Charter Formula. In addition, in 2002 we incurred a cash deficit after debt service and capital expenditures of
(Peso)63.5 billion, as compared to (Peso)21.2 billion in 2001. See "Summary Financial Information of National Power Corporation" and our audited and unaudited financial statements.

   Our losses during 2002 were exacerbated primarily due to the following developments:

   . the continued impact of a reduction of our basic rates by (Peso)0.30 per kWh effective June 26, 2001, which was mandated by Republic Act 9136 or the Electric Power Industry Reform Act of 2001 (the "Act") and a further mandatory reduction of our generation rate in September 2002;


   . the (Peso)0.85 per kWh reduction in the PPA from (Peso)1.25 per kWh to
     (Peso)0.40 per kWh effective May 8, 2002, which was mandated by presidential directive and affirmed by the ERC on September 6, 2002 and our removal of the PPA charge since late September 2002; and


   . unrecovered costs of (Peso)2.1 billion relating to the Bakun I and II power plant and of (Peso)1.35 billion relating to Casecnan power plant.

   We expect that our operating revenues will be significantly lower, and our net loss significantly higher, in 2003 as compared to 2002. In addition, if the cost recovery mechanisms and rates that we are permitted by law to charge are different from or lower than those we applied for, our ability to successfully attract investors and complete our privatization could be impaired.

Regulatory Framework and Relationship with the Government


   We are wholly owned by the Government. The President of the Philippines appoints all nine members of our board of directors, each of whom is required by law to be employed by the Government. The Government agencies listed below have the following supervisory roles:



   . The Philippine Congress, the Department of Energy (the "DOE") and the
     Department of Budget and Management review and approve our annual budget.


   . The Department of Budget and Management and the Department of Finance monitor our finances.

   . The Energy Regulatory Commission (the "ERC"), formerly the Energy
     Regulatory Board (the "ERB"), is the primary regulator for the electric power industry. The ERC must approve any change in our basic power rates or overall rate structure. See "National Power Corporation -- Power Rates."

   . The DOE and the Department of Environmental and Natural Resources monitor our operations for compliance with environmental legislation, and formulate policies on energy conservation and the use of indigenous and environmentally friendly energy resources.

   . The DOE undertakes all our research and development functions.


   . The Joint Congressional Power Commission (the "Joint Power Commission") sets guidelines and the overall framework to monitor and ensure the proper implementation of the Act, evaluates industry participants, and monitors adherence to the objectives and timelines set forth in the Act.


   . The National Electrification Administration, under the supervision of the DOE, develops and implements programs to enhance the viability of rural electric cooperatives as electric utilities.

      Restructuring of the Electric Power Industry and Our Privatization

General

   On June 8, 2001, the Electric Power Industry Reform Act of 2001 (the "Act") was signed into law by President Gloria Macapagal-Arroyo. The Act became effective on June 26, 2001. The Act provides a legal framework for the restructuring of the electric power industry and for our privatization. On February 27, 2002, pursuant to the Act, the Joint Power Commission approved the implementing rules and regulations (the "IRRs") which now govern the restructuring of the electric power industry and our privatization. Our privatization will occur following (i) the restructuring of the electric power industry's various sectors, (ii) the creation of a new regulatory framework for the electric power industry, (iii) the establishment of certain transition mechanisms to minimize economic dislocation, and (iv) the establishment of various open market devices to promote free and fair competition.


   The Act mandates that the power industry be restructured to comprise four sectors -- generation, transmission, distribution and supply. Under the new regulatory framework, the ERC is the primary governmental agency responsible for overseeing the power industry, and the DOE and Joint Power Commission perform supervisory roles. To allow the industry to adjust to a market-oriented setting, and to help mitigate adverse economic consequences of the restructuring, the Act contains transition mechanisms dealing with, among other issues, supply contracts, IPP contracts, and "stranded costs" which we will not be able to dispose of in our privatization. See "Electric Power Industry Restructuring and Privatization -- Transition Mechanisms".


   The Act endeavors to create a regime of free and fair competition, and full public accountability, to achieve greater economic and operational efficiency. Toward this end, the Act calls for the establishment of open market devices that will address, among other issues, the Wholesale Electricity Spot Market ("WESM"), retail competition, open access to markets, unbundling of rates, and removal of subsidies. See "Electric Power Industry Restructuring and Privatization -- Open Market Devices."

   To reorganize our assets and liabilities, the Act provides for the creation of two disposition entities:

   . the Power Sector Assets and Liabilities Management Corporation ("PSALM") which will take ownership of all of our existing generation assets, liabilities, real estate, and other disposable assets, as well as certain IPP contracts; and

   . the National Transmission Corporation ("Transco"), an entity wholly owned by PSALM, which will assume our electricity transmission assets.



   Our generation assets will be privatized by PSALM through an open and transparent public bidding process. PSALM will also coordinate the privatization of our transmission assets through concession contracts, while our sub-transmission assets will be operated and maintained by Transco until their sale to qualified distribution utilities. We will continue to operate the generation assets after they are transferred to PSALM, pursuant to an operations and maintenance agreement, until they are sold. We are still negotiating the operations and maintenance agreement with PSALM.


   Under the Act, we will be allowed to impose on all end-users of electricity, subject to certain exceptions which we do not expect to be material, a "Universal Charge" to cover the payment of stranded debt and stranded contract costs to the extent that such stranded costs are not assumed by the Government under the Act. Stranded debt will consist of our unpaid financial obligations which have not been liquidated by the proceeds from the sales of our assets and will include unpaid financial obligations which are refinanced by PSALM. Stranded contract costs will consist of costs associated with IPP contracts that were approved by the ERC as of December 31, 2000.

   On May 21, 2002, a majority coalition of senators who support the President introduced a bill in the Senate which would amend various provisions of the Act. This bill, if passed by Congress, would among other things:

   . clarify that the Universal Charge would not be imposed on electricity output produced by a self-generation facility owned and operated by an end-user solely for its own consumption;

   . exempt certain of our customers from imposition of the Universal Charge and limit the Universal Charge to (Peso)0.42 per kWh;

   . clarify that we, PSALM, Transco and any other entity created to privatize our assets will not be subject to national taxes, charges, fees or other assessments arising from the privatization;

   . extend the life of PSALM from 25 years to 35 years; and

   . clarify that the Republic may guarantee the payment of our obligations assumed by PSALM from us and that such Guarantee will not count against the maximum amount that the Republic is authorized to guarantee under existing laws.

   The majority coalition bill to amend the Act remains pending in Congress and it is uncertain if the bill will be passed. Even if a bill to amend the Act is eventually passed, it is unclear whether it will closely resemble the current majority coalition bill described above.

   The minority coalition has introduced legislation which differs in certain material respects from the bill introduced on May 21, 2002. Most importantly, the minority party's bill would set certain ceilings on amounts billable under the Universal Charge, prevent the imposition of the Universal Charge on certain entities and exempt certain end-users from payment of the PPA. While we expect an amendment to the Act to be passed in the future, we cannot predict the final form of the amendment or its effects on the restructuring of the electric power industry, or on our results of operations. See "Electric Power Industry Restructuring and Privatization -- Electric Power Industry Reform Act of 2001."

Recent Changes in Senior Management and Organizational Structure


   In February, 2003 Rogelio M. Murga became our President and Chief Executive Officer and in January 2003 Dr. Alan Ortiz, former vice-chairman of the Development Bank of the Philippines, became the President of

Transco. We expect that there will be additional changes in our management as a result of our ongoing restructuring. In November 2002, our Board of Directors passed a restructuring plan that resulted in the termination of our entire workforce of 11,182 employees in February 2003. We have rehired approximately 3,800 of these employees to work for us, 3,714 were rehired to work for Transco and 29 were rehired to work for PSALM. We expect the total cost of separation pay to be approximately (Peso)11.8 billion, all of which will be paid by us. See "Power Sector Assets and Liabilities Management Corporation -- Privatization Mechanisms."

Our Privatization

   Pursuant to the Act, on December 14, 2001, PSALM submitted a privatization plan for both the transmission and generation businesses for endorsement by the Joint Power Commission. The plan to privatize the transmission business was endorsed by the Joint Power Commission in March 2002 and the plan to privatize the generation business was endorsed by the Joint Power Commission in August 2002. The President approved the transmission and generation privatization plans in October 2002.

   We have commenced discussions with our bank creditors and bondholders (including the World Bank, the Asian Development Bank and the Japan Bank for International Cooperation ("JBIC")) regarding a number of contractual provisions that restrict our ability to carry out the privatization. These can be broadly categorized as (i) provisions restricting the transfer of our debt obligations to PSALM, (ii) covenants restricting our ability to transfer our generation and transmission assets to PSALM and Transco (and therefore also restricting PSALM's ability to sell such assets to private investors) and (iii) project-specific covenants relating to the construction and operation of particular projects that our creditors have funded. As a result, to allow for the transfer of our assets and liabilities to PSALM and Transco, we will need consents from our lenders to either waive any defaults or amend the relevant provisions.

   Consents to waive or amend the relevant restrictions on privatization will have to be obtained from creditors including public bondholders, commercial banks and bilateral and multilateral creditors and bondholders. The process of obtaining the consents necessary to allow us to transfer our assets and liabilities to PSALM is underway. Approximately 90% of our commercial lenders, which together account for approximately 15% of our debt, have approved the transfer of debt to PSALM. We plan to prepay the outstanding remaining amounts of our other commercial loans. In addition, we conducted an exchange offer for our outstanding Yankee bonds and we will be conducting a consent solicitation for our outstanding Eurobonds. As required under the Act, to the extent that consents for the transfer of certain assets or liabilities cannot be obtained, such assets and liabilities will remain with us. All stranded assets will remain on our balance sheet, and such liabilities will be treated as stranded debt. See "Power Sector Assets and Liabilities Management Corporation -- Privatization Issues Relating to Debt -- Consents from Creditors Needed for Transfer of Assets and Liabilities."

Issues Relating to the Purchased Power Adjustment and the Universal Charge

   Our contracts with IPPs contain various "take or pay" provisions that require us to pay for a fixed amount of electricity even if we do not take delivery of it and to pay capacity fees to IPPs. Because demand for electricity has not reached the levels expected when the contracts were signed in the early 1990s, and because of the significant decline in the value of the peso as compared to the US dollar since that time, we have incurred significant losses relating to these IPP contracts. To permit us to recover these costs, beginning in 1994, the Government granted us the ability to impose the PPA on all of our direct customers. The PPA and other automatic cost adjustment mechanisms have significantly increased the price of electricity to consumers over the past several years. See "National Power Corporation -- Power Rates -- Overview of Rate Structure." Under the Act, the Universal Charge will be imposed on all end-users of electricity, subject to several exceptions which we do not think will be material to us, and not just on our direct customers. Because of this we believe we will generate greater revenues with the Universal Charge than we did with the PPA.

   Recently, the PPA and the proposed Universal Charge have come under intense public and political scrutiny as electricity rates in the Philippines have risen to among the highest in Asia. This scrutiny led President Arroyo, by presidential directive, to reduce the current average PPA charge from
(Peso)1.25 per kWh to (Peso)0.40 per kWh, effective May 8, 2002. The ERC, through an order issued on September 6, 2002, affirmed the presidential directive. The reduction of the PPA alone caused us to lose (Peso)9.3 billion from May 8, 2002 to September 30, 2002. Since late September 2002, in connection with the unbundling of our transmission and generation rates, we have not charged our customers the PPA, which has resulted in significant additional losses to us.


   On February 24, 2003, the ERC approved implementing rules for the GRAM, a proposed mechanism for the recovery of generation costs, which is expected to replace the PPA charge. The ERC has stated that the GRAM will not be replaced by the Universal Charge, but that there will not be double recovery when the Universal Charge is implemented. In April 2003, we filed an application with the ERC for cost recovery under the GRAM. In May 2003, the ERC revised our generation rates in response to this application. Because we consider the revised generation rates to be too low, we plan to file a motion for reconsideration of the rates with the ERC. See "National Power Corporation -- Power Rates -- Implementation of the GRAM and the ICERA." We do not know which rate the ERC will approve in response to our application and subsequent motion for reconsideration, nor do we know whether we will be able to recover some or all of the actual loss incurred in connection with the suspension of the PPA charge. If the rates approved by the ERC under the GRAM do not allow us to pass on the costs associated with the generation of electricity, then our future operating revenues could be adversely affected.

   While the Arroyo administration has announced that the Universal Charge needs to be implemented as a matter of policy, various members of Congress and of the public continue to oppose the imposition of any Universal Charge. If the Universal Charge is significantly lower than we expect, or if it is eliminated, our financial condition will continue to deteriorate and we will need to obtain additional financing to continue operations.

Other Rate Reductions Affecting Our Revenues

   In addition to the rate reductions described above, the following reductions in our basic electricity rates have been imposed:

   The Act. The Electric Power Industry Reform Act of 2001 mandated an overall rate decrease of (Peso)0.30 per kWh in June 2001.

   Unbundling of Rates. In late September 2002, our transmission and generation rates were unbundled, as mandated by the Act. In connection with this unbundling, the ERC further lowered our generation rate. If our generation rates are not further revised upwards under the GRAM, we expect our results of operation for 2003 to be worse than originally projected. In addition, in May 2003 the ERC promulgated new rules for setting transmission wheeling rates. While we cannot predict what effect the new rules will have on our transmission rates, we expect that our revised transmission wheeling rates will not be materially different from our current transmission rates.

Issues Relating to IPP Contracts


   Pursuant to the Act, an inter-agency committee was formed to review each of our 35 contracts with IPPs. On July 4, 2002, this inter-agency committee submitted a report to President Arroyo that identified IPP contracts with difficult financial and legal issues for the Government. With respect to the IPP contracts which contained financial issues, we have commenced renegotiation of the financial terms. Although we do not plan to impose unilateral changes to the contracts with financial issues, we expect to reduce certain of our obligations under these contracts through the renegotiation process. See "National Power Corporation -- Power Generation -- Private Sector Participation in Power Generation."

                          Republic of the Philippines

General


   The Philippine archipelago has over 7,000 islands with a total land area of approximately 300,000 square kilometers. The islands are grouped into three geographic regions: Luzon, the largest island, in the north covering an area of 141,395 square kilometers, Visayas in the central region, covering an area of 55,606 square kilometers, and Mindanao in the south, covering an area of 101,999 square kilometers. Manila is the Republic's capital. As of December 31, 2002, the population of the Republic was approximately 82 million.


Government and Politics

   Since 1935, the Republic has had three constitutions, the most recent of which was adopted by a plebiscite held in February 1987. The ratification of the new Constitution in 1987 restored a presidential form of government consisting of three branches: executive, legislative and judiciary. Executive power is exercised by the President who is elected by direct popular vote and who may serve only a single term of six years. Legislative authority is vested in the Congress of the Philippines, which consists of the Senate and the House of Representatives. Judicial power is vested in the Supreme Court and in such lower courts as may be established by law from time to time. In January 2001, Gloria Macapagal-Arroyo assumed the office of the Presidency after the impeachment and resignation of former President Joseph Estrada. Criminal charges for perjury, illegal use of an alias, and plunder have been filed against Mr. Estrada with the Sandiganbayan, a special court with jurisdiction over criminal and civil cases involving graft and corruption. Hearings on these charges are ongoing.


   On December 30, 2002 President Gloria Macapagal-Arroyo announced that she would not seek another term as president. The next presidential election is scheduled to take place in May 2004. In her announcement, President Arroyo explained that she wanted to be unburdened by politics and further concentrate her efforts on her administration's economic reform plans.


   Over the past three decades, groups of communist rebels and disaffected Muslims in the Republic have periodically fought with Government forces. Armed conflict has continued between the Government and various rebel groups, mainly communist rebels and Muslim separatists. The United States government has sent troops to the Philippines and pledged monetary aid to help the Republic in its campaign against these rebel groups and against terrorism generally. See "Republic of the Philippines -- Recent Political Developments -- Internal Conflict with Rebel Groups."

Economy

   The Philippines has a mixed economy in which the Government is directly engaged in certain economic activities through government owned and controlled corporations ("GOCCs") and Government Financial Institutions ("GFIs"). The Government actively encourages domestic and foreign private investment, and has sought to establish a broader and more balanced base for economic development. Beginning in 1991, further liberalization of trade and investment in the Philippines has been undertaken in tandem with the deregulation of the financial system, foreign exchange liberalization, tax reforms, acceleration of privatization, enhancement of competition in the provision and operation of public utilities, and deregulation of the oil and power industries. The Government has indicated that these steps are taken in conjunction with conservative fiscal and monetary policies in an effort to accelerate economic growth, contain inflation, create fiscal and external payment surpluses, and increase foreign investor confidence.

   In an attempt to promote macroeconomic stability and sustained growth of income and employment, the Arroyo Administration proposed and passed its Medium-Term Philippine Development Plan for 2001-2004. The plan aims to expand and equalize access to economic and social opportunities, inculcate receptivity to change and promote personal responsibility through its primary policy objectives:

   . comprehensive human development and protecting the vulnerable;

   . good governance and rule of law;


   . agricultural and fisheries modernization; and


   . macroeconomic stability and equitable growth based on free enterprise.


   The principal sectors of the Philippine economy are services, industry and agriculture (including fishery and forestry). At constant market prices, the services sector accounted for 45.8% of Gross Domestic Product ("GDP") in 2002, led by trade (16.3% of GDP) transportation, communications and storage (7.7% of GDP) and private services (7.5% of GDP). The industry sector accounted for 34.5% of GDP at constant market prices in 2002, of which 24.1% of GDP at constant market prices came from manufacturing. The agriculture sector accounted for 19.7% of GDP at constant market prices in 2002.



   In 2002, GNP grew 4.5% and GDP grew 4.4%, compared with GNP growth of 5.6% and GDP growth of 4.5% for 2001. The increased growth rates are, in part, a result of lower interest and inflation rates, and in the administration's view, reflect the success of the administration's macroeconomic strategy implemented in 2001. The 2002 economic performance is the strongest recorded by the Philippines since the 1997 Asian financial crisis. The first quarter of 2003 saw continued economic growth, as GNP grew 5.6% and GDP grew 4.5%, compared with GNP growth of 4.3% and GDP growth of 3.8% in the first quarter of 2002.



   Foreign trade plays a significant role in the Philippine economy. In 2002, exports of goods and services accounted for approximately 45.9% of the country's GNP and imports accounted for approximately 46.4% of GNP. The country's trade strategy emphasizes export promotion. The expansion of export-oriented, labor-intensive manufacturing operations, such as electronics, drove total exports of goods to $34.4 billion in 2002 and produced an average annual export growth rate of 3.9% from 1998 to 2002. Manufactured goods comprise the most important category of the Republic's exports, accounting for 90% of the Republic's exports in 2002. Electronics, machinery and transport equipment and garments have historically been the Republic's leading manufactured exports. Exports of goods in 2002 were $34.4 billion, representing an increase of 10.1% from 2001, largely due to higher export shipments of machinery and transport equipment, clothing and apparel, and electronics.



   The Republic disclosed in early 2003 that the reported current account surplus for 2000, 2001 and 2002 had been overstated due to monitoring problems giving rise to underreported imports. Reflecting the updated import data, the current account for 2000 has been revised to a surplus of $6.3 billion from a previously reported surplus of $8.5 billion, and the current account for 2001 has been revised to a surplus of $1.3 billion from a previously reported surplus of $4.6 billion. At these revised levels, the current account surplus stood at 7.9% and 1.7% of gross national product for 2000 and 2001, respectively. However, the capital and financial account for 2000 has been revised downward to a net outflow of $4.1 billion from a previously reported net outflow of $6.5 billion, and the capital and financial account for 2001 has been revised downward to a net outflow of $1.1 billion from a previously reported net outflow of $3.7 billion. The Republic's balance of payments recorded a surplus of $660 million for 2002, compared to a $192 million deficit for 2001. The year-on-year turnaround was mainly attributed to higher remittances from overseas workers and the growth in exports.


   In the first two months of 2003, the Republic's balance of payments recorded a surplus of $55 million, compared to a surplus of $654 million for the first two months of 2002. The decline in the surplus was due mainly to the reduction of the current account surplus to $409 million in the first two months of 2003, from $1.6 billion in the first two months of 2002.

   The Republic's external debt approved by and registered with Bangko Sentral (which includes banking system debt, public sector debt whether or not guaranteed by the Government and private sector debt) amounted to $53.9 billion as of December 31, 2002, a 2.9% increase from the $52.4 billion recorded as of December 31, 2001. The increase in debt in 2002 was due to additional borrowing to settle maturing obligations and finance the Government's budget deficit, as well as upward foreign exchange revaluation adjustments on third-currency denominated debt resulting from the continued depreciation of the US dollar against third-currencies. As of December 31, 2002, 73% of the Republic's outstanding direct external debt, which amounted to $25.3 billion, carried fixed rates while 23% had variable rates. The remaining 4% were non-interest bearing. As of June 30, 2002, the average cost of fixed rate credits was about 6%. For liabilities with floating interest rates, the margin over base rate ranged from 3.5% to 4.4%. The average interest rates for 91-day Treasury bills decreased from an average of 9.86% in 2001 to 5.43% in 2002, following the decline in global interest rates. As of December 31, 2002, approximately 58% of the Republic's outstanding direct external debt was denominated in US dollars while 33% was denominated in Japanese yen. As of December 31, 2002, multi-currency loans from the World Bank, the International Monetary Fund and the Asian Development Bank accounted for 15.3% of the Republic's external debt.


   On June 12, 2003 Fitch Ratings downgraded the Republic's long-term foreign currency rating from BB+ to BB on the grounds that current and prospective fiscal trends amount to a material deterioration in sovereign credit worthiness, notwithstanding the recent upturn in tax receipts. Fitch also lowered the long-term local currency rating to BB+ from BBB- and changed the outlook on both ratings from negative to stable. Fitch mentioned that the change in outlook reflects Fitch's judgement that broader macro-economic trends remain reasonable with respect to growth, inflation and the external current account balance.



   On April 24, 2003, Standard & Poor's Ratings Service downgraded the Republic's long-term foreign currency rating from BB+ to BB, downgraded the Republic's local currency rating from BBB+ to BBB and revised the long-term ratings outlook from negative to stable. Standard & Poor's emphasized the Government's high fiscal deficit, increased interest payments due to its high debt burden, and heavy reliance on external capital for economic growth. On January 8, 2003, Moody's Investors Service revised its outlook on the Republic's local-currency rating for government bonds from stable to negative, while affirming each of the Republic's foreign currency ratings. Moody's recognized that revenue collections have improved in recent months, but noted that poor revenue collection in prior periods has weakened long-term fiscal prospects. On November 25, 2002, Fitch, Inc. downgraded the Republic's ratings outlook from stable to negative. Fitch indicated that further evidence of falling tax revenues had undermined the Government's fiscal credibility and raised concerns about rising public indebtedness.

                                 The Offering

Issuer...........................    National Power Corporation.


Bonds............................          % Guaranteed Bonds Due       , in an
                                     aggregate principal amount equal to
                                     $500,000,000.


Guarantee........................    The Republic of the Philippines will
                                     irrevocably and unconditionally guarantee the due and punctual payment of the principal of, interest on and Additional
                                     Amounts (as defined in this prospectus), if any, in respect of the Bonds, whether at maturity, on any interest payment date, by declaration of acceleration, by call for redemption or otherwise. See
                                     "Description of the Bonds -- Guarantee"
                                     elsewhere in this prospectus.

Interest Payment Dates for the
Bonds............................          and       , commencing       , 2003.

Maturity Date....................    The maturity date of the Bonds is       .

Redemption.......................    The Bonds will not be redeemable prior to
                                     maturity, except that the Bonds will be
                                     subject to redemption by us in whole, but not in part, in the event of certain changes affecting Philippine taxes. See
                                     "Description of the Bonds -- Redemption
                                     for Taxation Reasons" elsewhere in this
                                     prospectus.

Ranking of the Bonds and the
Guarantee........................    The Bonds will constitute our direct,
                                     unconditional, unsecured and general
                                     obligations and will rank pari passu in
                                     priority of payment with all our other
                                     unsecured and unsubordinated External
                                     Indebtedness (as defined elsewhere in this prospectus). The payment obligations of the Republic under the Guarantee will constitute direct, irrevocable, unconditional, unsecured and general obligations of the Republic, and will rank pari passu in priority of payment with all other unsecured and unsubordinated
                                     External Indebtedness of the Republic, and the full faith and credit of the Republic will be pledged for the performance of the Guarantee. See "Description of the Bonds
                                     -- Nature of Obligations" elsewhere in
                                     this prospectus.

Negative Pledge of NPC and the
Republic for the Bonds...........    With certain exceptions, we may not create
                                     or permit to subsist, and will procure
                                     that none of our subsidiaries create or
                                     permit to subsist, (a) any Security
                                     Interest (as defined elsewhere in this
                                     prospectus) upon the whole or any part of our respective undertakings, assets or revenues to secure any External
                                     Indebtedness (as defined elsewhere in this prospectus) or (b) any preference or priority in respect of any of our other
                                     External Indebtedness pursuant to Article
                                     2244(14) of the Civil Code of the
                                     Republic, or any successor Philippine law providing for preferences or priority in respect of notarized External Indebtedness.

                                     With certain exceptions, the Republic will not create or permit to subsist (a) any Lien (as defined in this prospectus) upon the whole or any part of its assets or revenues to secure any External Public Indebtedness (as defined in this prospectus) or (b) any preference or priority in respect of any other External Public Indebtedness of the Republic pursuant to Article 2244(14) of the Civil Code of the Republic, or any successor Philippine law providing for preferences or priority in respect of notarized External Public Indebtedness. The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Republic, and the Republic and Bangko Sentral are of the view that international reserves owned by Bangko Sentral are not subject to the negative pledge covenant in the Guarantee. Accordingly, Bangko Sentral could in the future incur External Indebtedness secured by such reserves without securing amounts payable under the Guarantee. See "Description of the Bonds -- Negative Pledge of the Republic and Us" elsewhere in this prospectus.


Substitution of the Issuer.......    PSALM may, without the consent of the
                                     holders of the Bonds, assume our
                                     obligations under the Bonds, subject to
                                     certain conditions. See "Description of
                                     the Bonds -- Substitution of the Issuer" elsewhere in this prospectus.

Fiscal Agent.....................    Citibank, N.A.

Taxation.........................    All payments of principal and interest in
                                     respect of the Bonds and the Guarantee
                                     shall be made free and clear of, and
                                     without withholding or deduction for, or on account of, any present or future
                                     Philippine Taxes (as defined in this
                                     prospectus) unless such withholding or
                                     deduction is required by law or by the
                                     administrative interpretation thereof. The
                                     Philippine Bureau of Internal Revenue has ruled that payments on foreign loans originally incurred by us and transferred to PSALM shall remain exempt from tax.
                                     Therefore the assumption of the
                                     obligations under the Bonds by PSALM shall not subject payments of principal and interest to withholding tax. In the event
                                     Philippine Taxes are deducted or withheld from any of the aforementioned payments, we or, as the case may be, the Republic, will pay such Additional Amounts (as defined elsewhere in this prospectus) as will result in receipt by the holders of the Bonds of such amounts as would have been received by them had no such withholding or deduction been required, subject to certain exceptions. See
                                     "Description of the Bonds -- Payment of
                                     Additional Amounts" and "Taxation --
                                     Philippine Taxation" elsewhere in this
                                     prospectus. For a description of certain
                                     United States tax aspects of the Bonds,
                                     see "Taxation -- U.S. Federal Income Tax
                                     Considerations" elsewhere in this
                                     prospectus.

Listing..........................    We have applied to have the Bonds listed
                                     on the Luxembourg Stock Exchange, but
                                     there can be no assurance that the
                                     application will be approved, and
                                     settlement of the Bonds is not conditioned on obtaining the listing.

Further Issues...................    We may, without the consent of the holders
                                     of the Bonds, create and issue additional securities with the same terms and conditions as the Bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the Bonds prior to the issuance of the additional securities). We may consolidate such additional securities with the outstanding Bonds to form a single series.

Governing Law....................    New York, except that all matters
                                     governing the authorization, execution and delivery of the Bonds and the fiscal agency agreements with respect to the Bonds by us and the Guarantee and the fiscal agency agreement by the Republic will be governed by the laws of the Philippines.

Global Bonds.....................    The Bonds will be issued in fully
                                     registered form in minimum denominations of US$1,000 and integral multiples thereof. The Bonds will be represented by one or more Global Bonds registered in the name of a nominee of DTC, as depositary.
                                     Beneficial interests in the Global Bonds will be shown on, and the transfer thereof will be effected only through, records maintained by DTC and its direct and indirect participants (including Euroclear and Clearstream, Luxembourg). Settlement of all secondary market trading activity in the Bonds will be made in immediately available funds. Except in certain circumstances as described under
                                     "Description of the Bonds -- Form,
                                     Denomination and Registration" elsewhere in this prospectus, Bonds in definitive certificated form will not be issued in exchange for the Global Bonds.

Use of Proceeds..................    We will use the net proceeds of the
                                     Offering, which are expected to be
                                     approximately $       after deducting
                                     estimated expenses and underwriting
                                     discounts, for our general purposes.

          Summary Financial Information of National Power Corporation

   We prepare our financial statements in accordance with Philippine GAAS. These standards differ in certain material respects from generally accepted accounting principles in the Philippines and in certain other countries. Our financial statements are audited by the Commission on Audit of the Philippines. You should note that the financial information as of and for the twelve months ended December 31, 2002 is unaudited.


                                                      1998           1999           2000            2001            2002
                                                 -------------  -------------  -------------  ---------------  ---------------
                                                         (in millions, except certain operating data)            (unaudited)
Income Statement Data:
Net operating revenues.......................... (Peso) 86,611  (Peso) 89,686  (Peso)100,119  (Peso)  115,698  (Peso)  116,433
Operating income................................         6,915          8,489          5,438            6,837              523
Gain/(loss) on foreign exchange fluctuation/(1)/           359           (325)        (1,062)            (626)          (6,738)
Interest expense................................        11,005         12,955         15,064           15,108           17,876
Net income/(loss)/(2)/..........................        (3,617)        (5,953)       (12,964)         (10,377)         (33,735)
Balance Sheet Data (at end of Period):
Current assets.................................. (Peso) 36,342  (Peso) 33,946  (Peso) 41,165  (Peso)   40,806  (Peso)   60,258
Net utility plant/(3)/..........................       255,463        255,488        243,805          242,759          232,356
Total assets....................................       646,092        862,097        989,774        1,005,985        1,153,045
Long-term debt/(1)/.............................       444,986        238,825        292,001          290,135          376,316
Deferred foreign exchange differential/(1)/.....       123,963        139,655        246,839          251,764          271,724
Total liabilities/(1)/..........................       479,453        736,724        878,643          912,471        1,092,189
Total proprietary capital/(4)/..................       129,078        125,373        111,131           93,514           60,856
Investments and other assets....................        22,363         46,653         53,988           61,613           78,266
Operating Data:
Capacity (MW)/(5)/..............................         8,549          8,054          7,056            7,056            6,676
Electricity sales (GWh)/(6)/....................        37,321         36,987         37,320           39,948           34,369
Capital expenditure/(7)/........................ (Peso) 25,312  (Peso) 12,314  (Peso) 14,212  (Peso)   18,502  (Peso)   16,625
Interest coverage ratio/(8)/....................         3.10x          1.72x          2.30x            2.57x            2.08x
Return on rate base/(9)/
  Lender Formula................................          3.22%          3.37%          2.22%            2.89%            0.22%
  Charter Formula...............................          3.07           3.25           2.13             2.74             0.21

--------
(1) All foreign currency loans are stated in pesos on the balance sheet based on the Bangko Sentral reference exchange rates as of the balance sheet date. We adjust on an annual basis the outstanding balance, in peso terms, of these loans to reflect the fluctuation in the exchange rate between the peso and the relevant currencies. We record any decreases or increases in the outstanding amount of these loans due to the appreciation (or depreciation) of the peso as a gain (or loss) on foreign exchange fluctuation.
   We do not, however, record a gain (or loss) on foreign exchange fluctuation for any foreign exchange gains (or losses) resulting from decreases or increases, as applicable, in the balance of:
   . foreign currency loans which are used for specific projects or have a term of at least one year; and
   . capital lease obligations denominated in foreign currencies.
   Prior to 1995, adjustments in the peso balance of these loans and capital leases were capitalized and recorded on the balance sheet as reductions or additions, as applicable, in project construction costs. Since 1995, they have been recorded as reductions or additions, as applicable, in the deferred foreign exchange differential (a deferred charge). The deferred foreign exchange differential is amortized over the remaining life of the loans. Accordingly, most of the foreign exchange losses that we have incurred due to the depreciation of the peso have not been reflected as expenses in our income statement but have been capitalized on our balance sheet.
(2) Net income (or loss) includes test-run revenue, lease/rental income, and the amortization of the discount on the 1990 debt buy-back. Net income reflects adjustments for the outstanding balance of our foreign currency loans which have a term of less than one year and are used for working capital purposes.
(3) Net utility plant excludes build-operate-transfer plants.
(4) Proprietary capital represents capital stock, donated capital, retained earnings, and appraisal capital.

(5) Capacity means the installed capacity of operating plants that we own (including those operated on our behalf by independent power producers and including the Small Island Grid).


(6) Electricity sales include sales by plants that we own, sales by plants owned and operated by IPPs, sales by the Small Islands Grid and One-Day Power Sales.


(7) Capital expenditure is calculated using the accrual method.


(8) We determine our interest coverage ratio by dividing the aggregate of operating income, depreciation, depletion, amortization of capacity fees and bad debt expense by interest expense (gross). For the purpose of calculating this ratio, interest expense does not include capitalized interest and the interest component of payments under capital leases. For the sum of each component used to determine our interest coverage ratio, refer to our audited financial statements, the index to which is on page F-1.


(9) The return on rate base is calculated by dividing our net operating income by our rate base (which is the average current net value of our fixed assets in operation at the beginning and end of the relevant period). We calculate our return on rate base using two different formulae:

   . the "Lender Formula" as set out in the loan agreements with certain of our foreign lenders; or
   . the "Charter Formula" as set out in our Charter.
   Under the Charter Formula, in calculating the return on rate base for a particular year, the rate base includes two months of the average monthly working capital for such year. The Lender Formula does not require the inclusion of such working capital in the rate base. Electricity plants and assets acquired through build-operate-transfer contracts under capital lease arrangements are excluded from the rate base for purposes of calculating the return on rate base under both formulae. For the sum of each component used to calculate our return on rate base, refer to our financial statements, the index to which is on page F-1.

        Summary Economic Information of the Republic of the Philippines


                                                             1998
                                                        ------------

GDP (at current market prices)......................... (Peso) 2,665
GDP (at constant 1985 prices)..........................          888
GDP per capita (in US dollars at current market prices)      $   865
GDP (growth rate at constant 1985 prices)..............         (0.6)%
GNP (growth rate at constant 1985 prices)..............          0.4%
Annual increase in consumer price index (1994 = 100)...          9.7%
Unemployment rate......................................         10.1%
Total government revenues.............................. (Peso)   463
Total government expenditures..........................          513
Surplus (deficit) of government........................        (50.0)
Public sector borrowing requirement/(2)/...............       (111.3)
Consolidated public sector financial position/(3)/.....        (83.2)


                                                            1999          2000          2001             2002
                                                        ------------  ------------  ------------  ------------
                                                            (in billions, except as indicated)/(1)/
GDP (at current market prices)......................... (Peso) 2,977  (Peso) 3,308  (Peso) 3,674  (Peso) 4,023
GDP (at constant 1985 prices)..........................          918           958         1,002         1,046
GDP per capita (in US dollars at current market prices)      $   989       $   952       $   914       $   966
GDP (growth rate at constant 1985 prices)..............          3.4%          4.4%          4.5%          4.4%
GNP (growth rate at constant 1985 prices)..............          3.7%          4.8%          5.6%          4.5%
Annual increase in consumer price index (1994 = 100)...          6.7%          4.4%          6.1%          3.1%
Unemployment rate......................................          9.8%         11.2%         11.1%         11.4%
Total government revenues.............................. (Peso)   479  (Peso)   515  (Peso)   564  (Peso)   566
Total government expenditures..........................          590           649           711           779
Surplus (deficit) of government........................       (111.7)       (134.2)       (147.0)         (213)
Public sector borrowing requirement/(2)/...............       (138.0)       (174.6)       (189.8)       (268.3)
Consolidated public sector financial position/(3)/.....       (100.5)       (151.7)       (147.6)       (169.1)/(4)/



                                       1998      1999         2000           2001           2002
                                     --------  --------  --------       --------       --------
                                                    (in millions, except as indicated)
Goods trade -- exports.............. $ 29,496  $ 34,211  $ 37,295       $ 31,243       $ 34,383
Goods trade -- imports/(5)/.........  (29,524)  (29,252)  (33,481)/(6)/  (31,986)/(6)/  (33,975)/(6)/
Services trade -- exports...........   13,917     4,803     3,972          3,148          3,056
Services trade -- imports...........  (12,778)   (7,515)   (6,402)        (5,198)        (4,320)
Current transfer (net)..............      435       512       437            447            503
Current account (deficit)...........    1,546     7,219     6,258/(6)/     1,323/(6)/     4,197
As a percentage of GNP..............      2.3%      9.0%      7.9%           1.7%           5.0%
Total capital and financial account. $    478  $ (2,333) $ (4,119)      $ (1,080)      $ (2,104)
Overall balance of payments position    1,359     3,586      (513)          (192)           660
As a percentage of GNP..............      2.0%      4.5%     (0.6)%         (0.2)%          0.8%
Gross international reserves/(7)/... $ 10,806  $ 15,107  $ 15,024       $ 15,658       $ 16,180



                                              1997          1998          1999          2000          2001
                                          ------------- ------------- ------------- ------------- -------------
                                                                      (in billions, end of period)/(8)/
Direct domestic debt of the Republic/(9)/ (Peso)  749.6 (Peso)  850.9 (Peso)  978.4 (Peso)1,068.2 (Peso)1,247.7
Direct external debt of the Republic/(9)/      $   15.0      $   16.5      $   19.8      $   22.0      $   22.1
Public sector domestic debt/(10)/........ (Peso)1,262.3 (Peso)1,396.2 (Peso)2,196.6 (Peso)2,542.0 (Peso)2,288.3
Public sector external debt/(12)/........      $   24.5      $   26.9      $   31.8      $   31.5      $   25.1


                                                 2002
                                          -------------

Direct domestic debt of the Republic/(9)/ (Peso)1,471.2
Direct external debt of the Republic/(9)/      $   25.3
Public sector domestic debt/(10)/........           N/A/(11)/
Public sector external debt/(12)/........      $   28.0

--------
Sources:  National Statistics Office; National Statistical Co-ordination Board;
        Bureau of the Treasury; Department of Finance, Bangko Sentral.
(1) Amounts in pesos have been converted to US dollars using the average Bangko Sentral reference exchange rates for the applicable year.
(2) Represents the aggregate deficit of the Government, the Central Bank-Board of Liquidators (the "CB-BOL"), the Oil Price Stabilisation Fund and the 14 GOCCs whose debt comprises virtually all the debt incurred by GOCCs (the "14 monitored GOCCs").
(3) Comprises the aggregate deficit or surplus of the Government, the CB-BOL's accounts, the 14 monitored GOCCs, the Social Security System (the "SSS"), the Government Service Insurance System (the "GSIS"), Bangko Sentral, the Government financial institutions ("GFIs") and the local government units.
(4) For the first nine months of 2002.
(5) National Statistics Office data was adjusted to: (a) exclude aircraft procured under operating lease arrangements amounting to $542 million for 1996, $45 million 1997 and $136 million for 1998 and (b) include an additional $466 million worth of aircraft imported under capital lease arrangements for 1997.

(6) Represents the final revised numbers released by the Inter-agency Task Force on the Balance of Payments.

(7) Comprised of the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral's reserve position in IMF.

(8) Amounts in original currencies were converted to US dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each period.


(9) Represents debt of the Government only, and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.


(10) Represents debt of the Government, the 14 monitored GOCCs, the CB-BOL, Bangko Sentral and the GFIs.


(11) N/A means "not available".


(12) Includes public sector debt whether or not guaranteed by the Government.

                                USE OF PROCEEDS

   We will use the net proceeds of the offering, which are expected to be
approximately $       after deducting estimated expenses and underwriting
discounts, for our general purposes.

                          NATIONAL POWER CORPORATION

Overview


   We are the principal entity in the Philippines engaged in the generation and transmission of electricity on a nationwide basis. In cooperation with the private sector since 1987, we have been responsible for the construction, operation, maintenance and rehabilitation of generating facilities, and we have been solely responsible for the strategic development of the transmission grids and interconnection facilities in the Philippines. Our ability to provide affordable and reliable power in the Philippines is a key factor in promoting the country's economic growth.


   We were established as a non-stock corporation in the Philippines in 1936 and were converted into a stock corporation in 1960. We have limited liability and, pursuant to our current charter, have a corporate life terminating in 2050. We have our principal executive offices at Quezon Avenue, corner of Agham Road, East Triangle, Diliman, Quezon City, Metro Manila, Philippines.

Philippine Power Industry

   As of December 31, 2002, the electric power industry in the Philippines consisted of:


   . power generators including us and 32 independent power producers (the
     "IPPs"), some of which own and operate generation plants, and some of which have contracted to operate and maintain generation plants we own;


   . our major transmission grids that we operate nationwide, consisting of approximately 20,731 circuit kilometers (as of December 31, 2002) and our interconnection facilities; and

   . 141 distributors, comprising 119 independent electric cooperatives, 18 privately-owned utilities, and four municipal utilities.


   We have entered into various types of arrangements with IPPs for the development and maintenance of our power plants. These arrangements, as of December 31, 2002, provided us with 2,272 MW of installed capacity, which represented approximately 34% of our total installed capacity (including the Small Islands Grid). In addition, pursuant to other arrangements, IPPs which own and operate their own power plants provide us with electricity. As of December 31, 2002, these arrangements furnished us with 5,530 MW of installed capacity.



   We sell electricity to distributors for distribution to end-users such as households, industries and commercial establishments. We also sell electricity directly to industrial and commercial users. Our largest customer, and by far our largest distributor, is the Manila Electric Company ("Meralco"), a private utility which distributes electricity to Metro Manila and surrounding areas. Meralco accounted for 55% of our total volume of electricity sales for 2000, 57% for 2001 and 49% for 2002.


Regulatory Framework and Relationship with the Government

   The Philippine power industry is regulated by the following governmental bodies:

   . The Department of Energy (the "DOE") formulates the policies for the energy sector. It prepares, coordinates and controls all programs, projects and activities of the Government in energy exploration, development, utilization, distribution and conservation.

   . The Energy Regulatory Commission (the "ERC"), formerly the Energy
     Regulatory Board, regulates the price of power and petroleum products, including the prices charged by electricity generators and distribution utilities. The ERC's prior approval is required before the implementation of any proposed increase in power rates (other than certain changes which may be implemented under an automatic adjustment mechanism to reflect changes in fuel costs, purchased power costs and certain foreign exchange rate adjustments).

   . The National Electrification Administration (the "NEA") is responsible for setting up electric cooperatives for the distribution and supply of electricity. It also determines the coverage areas of private and municipal utilities to achieve the total electrification of the country.

   We are wholly owned by the Government and our board of directors is comprised of Government officials. See "-- Management and Employees." The Government agencies listed below have the following supervisory roles:

   . the Philippine Congress, the DOE, the Department of Budget and Management and the Joint Power Commission review and approve our annual budget;

   . the Department of Budget and Management and the Department of Finance monitor our finances;

   . the ERC must approve any change in our power rates;

   . the DOE and the Department of Environment and Natural Resources monitor our operations for compliance with environmental legislation, and formulate policies on energy conservation and the use of indigenous and environmentally friendly energy resources;

   . the DOE undertakes all of our research and development functions;

   . the Joint Power Commission sets the guidelines and the overall framework to monitor and ensure the proper implementation of the Act, and reviews and evaluates the performance of the industry participants in relation to the objectives and timelines set forth in the Act; and

   . the NEA, under the supervision of the DOE, develops and implements programs for purposes of enhancing the viability of rural electric cooperatives as electric utilities.

Recent Financial Results

   Since mid-1997, we have experienced significant financial difficulties resulting mainly from the depreciation of the peso against the US dollar and other major currencies, lower than expected electricity demand and the high levels of our debt and capital lease obligations under our agreements with IPPs. In 2002, a significant reduction in sales to Meralco, the reduction of the PPA charge to (Peso)0.40 per kwh in May 2002 and the subsequent deferral of the PPA charge in September 2002, the continued effect of a reduction in our basic rates of (Peso)0.30 per kWh mandated by the Act, and higher loan balances and capital lease obligations have also negatively impacted our financial performance.


   In 2002, we incurred a net loss of (Peso)33.7 billion, more than three times the net loss of (Peso)10.4 billion in 2001. In late September 2002, our transmission and generation rates were unbundled, as mandated by the Act. In connection with this unbundling, the ERC further lowered our generation rate in September 2002. In addition, we have been required to remove the PPA charge since late September 2002, resulting in a significant loss to us since that time. The ERC has approved implementing rules which will replace the PPA formula with a new recovery mechanism, the GRAM. On April 4, 2003 we filed an application for cost recovery with the ERC under the GRAM. In response to our filing under the GRAM, on May 15, 2003, the ERC issued an order revising the fuel and purchased power component of our generation rates for the Luzon, Visayas and Mindanao grids. While we expect that the revised rates under the GRAM will increase our revenues incrementally, the revised generation rates are significantly lower than the rates we petitioned for in our April 2003 application to the ERC. By June 18, 2003, we plan to file a motion for reconsideration of the ERC's order revising our generation rates with the ERC. Until such motion for reconsideration is resolved, we will continue to use our current generation rates. If the ERC sets rates for the recovery of purchased power and fuel costs that are lower than those in our application, our future revenues and financial condition will be materially and adversely affected. In addition, in May 2003, the ERC promulgated new rules revising the methodology for setting our transmission wheeling rates. While we cannot predict what effect the new rules will have on our transmission rates, we expect that our revised transmission rates will not be materially different from our current transmission rates.


   We expect that our operating revenues will be significantly lower, and our net loss significantly higher, in 2003 compared to 2002. In addition, if the cost recovery mechanisms and rates that we are permitted by law to charge are lower than we petitioned for, our ability to successfully attract investors and complete our privatization could be impaired.

   On April 24, 2003, Standard & Poor's Rating Service lowered our local currency rating to BBB- from BBB and our foreign currency rating to BB from BB+. The outlook on our ratings from Standard & Poor's is stable.

  2002 Compared with 2001

   In 2002, net operating revenue totaled (Peso)116.4 billion as compared with net operating revenue of (Peso)115.7 billion for 2001. The (Peso)0.7 billion increase was the result of the (Peso)14.1 billion penalty we charged Meralco based on the difference between their minimum demand obligation under our current supply contract with them and the actual amount of power they purchased, partially offset by the factors discussed below. See "-- Sales and Customers -- Relationship with Meralco." The penalties have not been paid by Meralco, and we had not accounted for the penalties as receivables or as operating revenue in our financial statements for periods prior to 2002. However, since our board of directors has determined that the recovery of the accrued penalty is likely, we have booked the penalty accrued in 2002 as a receivable and as operating revenue, while provisioning 10% of the penalty as bad debt, consistent with our practice of recognizing as revenues receivables that our board deems likely to be paid. If we are unable to collect any amount of the accrued penalty which has been accounted for as a receivable and as operating revenue, we will need to expense that unrecovered amount as a bad debt in a future period. The increase in our operating revenues due to our treatment of the penalties as a receivable and as revenue was partially offset by the effect of the mandatory reduction in the PPA charge to (Peso)0.40 per kWh which took effect on May 8, 2002, the removal of the PPA charge on September 26, 2002, and reduction in our basic rates of (Peso)0.30 per kWh mandated by the Act (exclusive of the power rate reduction associated with the reduction in the PPA) which took effect on June 26, 2001. See "Electric Power Industry Reform and Privatization -- Electric Power Industry Reform Act of 2001." Additional losses have also resulted from unrecovered costs of (Peso)2.1 billion relating to the Bakun I and II hydro electric power plants and
(Peso)1.35 billion relating to the Casecnan power project. Total sales demand decreased sharply in 2002 to 34,369 GWh from 39,948 GWh for 2001, primarily as a result of decreased sales to Meralco. See "-- Sales and Customers -- Relationship with Meralco." Our operating income in 2002 was (Peso)522.6 million, as compared with (Peso)6.8 billion in 2001. This decrease was primarily a result of an increase in bad debts, including our recognition of 10% of the Meralco receivable as bad debt, increased amortization of capacity fees and increased operating expenses attributable to our restructuring.

   Higher interest expense and other charges in 2002 increased our net loss by approximately 225% as compared with 2001. Our interest expense increased by
(Peso)2.8 billion during 2002 as compared with the previous year mainly due to higher loan balances. In 2002, our return on rate base declined to 0.22% from 2.89% under the Lender Formula and to 0.21% from 2.74% under the Charter Formula, in each case as compared with 2001. Electricity plants and assets acquired through build-operate-transfer contracts under capital lease arrangements are excluded from the rate base for purposes of calculating the return on rate base under both formulae.


   In 2002 we had a cash flow deficit after debt service and capital expenditures of (Peso)63.5 billion, compared with a cash flow deficit after debt service and capital expenditures of (Peso)21.2 billion in 2001. We financed our cash flow deficit in 2002 with (Peso)73.8 billion from the proceeds of foreign loans and bond flotations. As of

December 31, 2002, our total liabilities, expressed in peso terms, had increased by 19.7% to (Peso)1,092.2 billion from (Peso)912.5 billion as of December 31, 2001, primarily due to an increase in long-term debt.


  2001 Compared with 2000


   We recorded net operating revenues of (Peso)115.7 billion in 2001, a 15.6% increase from (Peso)100.1 billion in 2000. The positive result was due primarily to a 7% increase in sales volume and an increase in average rate per kWh because of an increase in the fuel and purchased power adjustment ("FPCA") charge as the price of fuel and purchased power rose. Sales growth increased significantly from 37,320 GWh in 2000 to 39,948 GWh in 2001 principally because of increases in One Day Power Sales. See "-- Sales and Customers -- Special Rate Programs."


   Despite our higher revenues in 2001, our interest and other charges caused us to suffer a net loss of (Peso)10.4 billion, compared with a net loss of
(Peso)13.0 billion for 2000. Interest and other charges increased to (Peso)38.3 billion in 2001 from (Peso)34.9 billion in 2000. The (Peso)3.4 billion increase was due primarily to an increase of (Peso)2.6 billion in the amortization of deferred foreign exchange differential resulting from the weakness of the peso against the US dollar, an increase in finance and bank charges of (Peso)606 million primarily due to guarantee fees, and an increase in depreciation charges related to plants and property of (Peso)374 million due to the reclassification of depreciated plants which were not used in 2001. In 2001, our return on rate base increased to 2.89% from 2.22% under the Lender Formula and to 2.74% from 2.13% under the Charter Formula, in each case as compared with 2000.


   In addition, in 2001 we had a cash flow deficit after debt service and capital expenditures of (Peso)21 billion, compared with a cash flow deficit after debt service and capital expenditures of (Peso)34.6 billion in 2000. We financed our cash flow deficit after debt service and capital expenditures in 2001 with the proceeds of additional borrowings, including (Peso)14.0 billion in Treasury bonds, (Peso)7.6 billion in external financing and (Peso)2.3 billion in advances from the Government. As of December 31, 2001, our total liabilities, expressed in peso terms, had increased by 3.9% to (Peso)912.5 billion from (Peso)878.6 billion as of December 31, 2000, primarily due to an increase in short term loans.


  2000 Compared with 1999


   We recorded net operating revenues of (Peso)100.1 billion in 2000, an 11.6% increase from (Peso)89.7 billion in 1999. The positive result was due largely to a (Peso)7.3 billion increase in the PPA charge associated with purchased power cost adjustments, a (Peso)1.8 billion increase in transmission services operating income and a (Peso)1.4 billion increase in utility operating income due to an increase in the basic rate of (Peso)0.079/kWh starting in June 1999. Sales demand growth was relatively flat, increasing only slightly to 37,320 GWh in 2000 from 36,987 GWh in 1999, principally because of an increase in One Day Power Sales.



   Despite our higher revenues in 2000, our interest and other charges caused us to suffer a net loss of (Peso)13.0 billion for the year, compared with a net loss of (Peso)6.0 billion for 1999. Our interest and other charges increased to
(Peso)35.1 billion in 2000 from (Peso)23.9 billion in 1999. The (Peso)11.2 billion increase was due primarily to a (Peso)7.3 billion increase in our amortization of deferred foreign exchange differential and a (Peso)2.1 billion increase in our interest expense. In 2000, our return on rate base declined to 2.22% from 3.37% under the Lender Formula and to 2.13% from 3.25% under the Charter Formula, in each case as compared with 1999. In addition, in 2000 we had a cash flow deficit after debt service and capital expenditures of
(Peso)34.6 billion, compared with a cash flow deficit after debt service and capital expenditures of (Peso)16.1 billion in 1999. We financed our cash flow deficit in 2000 with the proceeds from bond offerings, while our cash flow deficit in 1999 was financed with the proceeds of additional borrowings incurred in late 1998 and 1999. As of December 31, 2000, our total liabilities, expressed in peso terms, had increased by 19.3% to (Peso)878.6 billion from
(Peso)736.7 billion as of December 31, 1999 due to an increase in long-term loans and an increase in lease obligations due to the expenses associated with the commercial operation of our hydroelectric plant in Bakun.

  Effects of Peso Depreciation

   After reaching (Peso)49.48 on May 20, 2002, the peso depreciated to an average of (Peso)52.13 per US dollar in September 2002 and (Peso)53.52 in December 2002. This depreciation was due mainly to increased demand for dollars from corporations and banks (to service foreign obligations arising from increased imports), the vulnerability of emerging markets such as the Philippines to the South American debt contagion, and the relative weakness of Asian currencies. The peso then depreciated to (Peso)55.08 per US dollar on March 12, 2003, its lowest level relative to the US dollar since January 2001. The depreciation of the peso in early 2003 was attributed to uncertainty over the war in Iraq, concerns over the rising fiscal deficit and continued terrorist attacks and guerrilla activity in the Philippines. Since mid-March 2003, the peso has recovered to reach (Peso)52.23 per US dollar as of May 30, 2003.

   We currently do not hedge foreign exchange exposures in our business or financing operations. The fluctuations in the peso-US dollar exchange rate affect our debt and debt service costs, fuel costs and operating costs, obligations to IPPs, capital expenditures and certain other aspects of our financial position. Substantially all of our revenues are in pesos, and we maintain our financial statements in pesos. However, substantially all of our debt and capital lease obligations are denominated in US dollars and other foreign currencies. Accordingly, since 1997, the depreciation of the peso has resulted in a substantial increase in our outstanding debt, capital lease obligations, debt service costs and amortization of capacity fees as reported in pesos in our financial statements.


   Our foreign exchange losses resulting from increases in our foreign currency debt and capital lease obligations due to the depreciation of the peso are not recorded as expenses in our income statement. Rather, the amounts are capitalized as a deferred foreign exchange differential and included in deferred charges in the balance sheet, and are amortized and reflected as an amortization expense in our income statements over the remaining life of the respective loans after the restatement year. Our income statement does reflect, however, increased interest expense on our foreign currency debt and increased amortization expense on our foreign currency capital lease obligations resulting from the depreciation of the peso. If the peso appreciates, resulting in a reduction in the peso amounts of our foreign currency loans and capital lease obligations, the resulting foreign exchange gains are recorded as a reduction of the deferred foreign exchange differential. The deferred foreign exchange differential amounted to (Peso)271.7 billion as of December 31, 2002, an 8% increase from (Peso)251.8 billion recorded as of December 31, 2001.


   For 2001, we recorded a loss on foreign exchange fluctuation (representing the losses on the revaluation of working capital loans and losses on payments of loans and capacity fees due to changes in exchange rates between the last date of the prior fiscal year and the applicable date of payment) of
(Peso)626.5 million compared with a loss of (Peso)1.1 billion in 2000. In the 2002, we recorded a loss on foreign exchange fluctuation of (Peso)6.7 billion compared with a loss of (Peso)626.4 million for 2001.

  Destruction of Transmission Towers

   Unidentified groups sabotaged certain NPC and Transco facilities in Mindanao in February and March 2003. Over eighteen power transmission towers and poles have been bombed since fighting resumed between the MILF and the AFP on February 11, 2003. On February 26, 2003, the bombing of a Transco tower in Baloi, Lanao del Norte caused a temporary power blackout in over 90% of Mindanao. President Arroyo has blamed MILF rebels for the bombings, although the MILF has denied responsibility. In addition, a new group of separatist rebels, which calls itself True-Blooded Alharakatul Al-Islamiya, warned that it will sabotage any peace talks entered into between a Muslim group and the Government by destroying electric posts, towers and lines. We cannot predict whether the bombing of NPC and Transco transmission towers and poles will continue, and, if so, what effect this will have on our infrastructure and our business.

  Reduced Sales to Meralco

   Sales to our largest customer, Meralco, represented approximately 63% of our net operating revenue in the year ended December 31, 2001. Beginning in January 2002, Meralco reduced its monthly purchases from us by approximately one-third, resulting in a reduction in our net operating revenue from January through December 2002 of approximately (Peso)14.1 billion due solely to such reduction. Meralco has reduced its electricity purchases from us and increased its purchases of electricity from IPPs due to a dispute between us and Meralco involving the total amount of power Meralco is required to purchase from us under our power purchase agreement. We have currently entered into third party mediation with Meralco seeking a resolution of the supply contract dispute. We believe that we may soon reach agreement with Meralco on a compromise to the dispute. As a result of the dispute, we imposed penalties of
(Peso)14.1 billion on Meralco from January to December 31, 2002. Although the penalties have not been paid by Meralco, we have accounted for the penalties as a receivable and as operating revenue (while provisioning 10% of the penalties as bad debt) in our financial statements for the year ended December 31, 2002. Although we believe we have a strong legal case against Meralco, it is not certain that we will be paid for any or all of the penalties incurred. If we are not paid for these penalties, the amount of the penalty will be written off as bad debt, which may result in significant decreases in our net income.

   On January 1, 2003, Meralco announced that the ERC had ruled that Meralco could collect an estimated amount of between (Peso)5 billion and (Peso)7 billion in deferred PPA charges from consumers after having been prevented from doing so by the ERC since April 2002. However, in related rulings on November 15, 2002 and April 10, 2003, the Supreme Court held that Meralco had miscalculated its return on rate base and ordered Meralco to refund excess charges to its consumers. Meralco recently announced that it estimates the refund amount could be as high as (Peso)30 billion. We do not know how these rulings will affect Meralco's continuing financial viability or our ability to collect revenues or payments in connection with penalties from Meralco. Any continuation of reduced sales to Meralco or any additional reduction in sales will have a significant adverse effect on our future net operating revenues. See "-- Sales and Customers -- Relationship with Meralco."

  Increase in Fuel Costs and Other Operating Costs

   A substantial portion of our fuel costs and other operating costs are denominated in, or linked to, the US dollar or other foreign currencies. In 2002, 81% of our fuel costs and other operating costs were denominated in US dollars and other foreign currencies and 19% of our fuel costs and other operating costs were denominated in pesos. Accordingly, the general depreciation of the peso since 1997 has resulted in substantially higher operating costs in peso terms over the past several years. During 2002, our generation expense rose to (Peso)71.7 billion, a 0.8% increase from (Peso)71.1 billion for 2001. In 2001, our generation expense increased by 20% from
(Peso)59.3 billion in 2000 due to depreciation of the peso against the US dollar and increased generation expenses at our coal plants. Operating costs increased by 77% from 1997 to 2002.

  Increased Obligations to Independent Power Producers

   Beginning in the early 1990's as a result of severe power shortages in the Philippines, under the Government's Power Development Program, we substantially increased our commitment to IPPs involved in the generation and transmission of electricity. Our obligations consist of the payment of capacity fees, which are linked to the installed and operating capacity of the plant, and payments for purchases of electricity. A substantial portion of these obligations is denominated in US dollars or in peso amounts that are linked to the prevailing US dollar price, and these obligations have increased substantially, in peso terms, as a result of the depreciation of the peso. We amortized capacity fees at a rate of (Peso)746 million per month in 1999, (Peso)1.3 billion per month in 2000, (Peso)1.4 billion per month in 2001 and (Peso)1.7 billion per month in 2002. The amortization of capacity fees is reflected in our income statement. Actual cash payments of capacity fees, which are reflected in our cash flow statements increased to (Peso)29.6 billion in 2001 compared with (Peso)23.4 billion in 2000. In 2002, actual cash payments of capacity fees increased to
(Peso)32.6 billion compared with (Peso)29.6 billion for the corresponding period of 2001. Historically, we have been able to pass substantially all of these increased costs to our customers under the PPA charge which increases the actual rates we charge our customers. However, on May 8, 2002, President Arroyo by presidential directive reduced the maximum average PPA charge from
(Peso)1.25 per kWh to (Peso)0.40 per kWh. This presidential directive was affirmed by an ERC order on September 6, 2002. Since late September 2002 we have deferred recovery of the PPA charge, in connection with the unbundling of our transmission and generation rates. In addition, we have filed an application with the ERC to set our generation rates under the GRAM, the mechanism for the recovery of generation costs which replaces the PPA charge. We are not certain which rate the ERC will approve under the GRAM, and whether or not we will be able to recover some or all of the actual loss incurred in connection with the deferral of the PPA charge. See "-- Power Rates -- Implementation of the GRAM and the ICERA." If the rates approved by the ERC under the GRAM do not allow us to pass on the costs associated with the generation of electricity, then our future operating revenues could be adversely affected.

   The reduction in the PPA charge has caused us to suffer significant additional losses. As a result, we have become more heavily reliant on the Government to fund our operations, such as the provision of US$750 million through loans in 2002. From May 8, 2002 through September 30, 2002, the reduction in the PPA charge alone has caused us to lose (Peso)9.3 billion in revenue. The effect of the reduction in the PPA together with the other factors discussed above caused us to incur a substantial net loss of (Peso)33.7 billion in 2002. Our financial position will continue to be adversely affected in the future if there is no increase to the rates we can charge our customers under the GRAM. See "-- Power Rates -- Recent Reductions in Basic Rates and the PPA" and "Electric Power Industry Restructuring and Privatization -- Organization and Operation of the Power Industry -- Universal Change."

   For power projects structured as build-operate-transfer projects, our assets are reflected in the balance sheet as electric plants under capital lease and our liabilities are reflected as lease obligations. The amount for a particular plant is initially recorded as our undiscounted future payment obligations for capacity fees for the plant. The capital lease liability is reduced annually based on actual cash payments of capacity fees under the relevant IPP contract. The asset is amortized based on the estimated useful life of the asset, and the amortization expense is reflected in our income statement as amortization of capacity fees. Because the life of the asset generally exceeds the life of the IPP contract, our actual cash payments of capacity fees substantially exceed the amounts reflected in our income statement as amortization of capacity fees. Total capital lease obligations were (Peso)505.0 billion for 2001 and
(Peso)595.1 billion for 2002.

   Our power purchase payments to IPPs are reflected in the income statement under generation expense. See our unaudited financial statements. The depreciation of the peso has accounted for a significant portion of the substantial increase in our generation expense since 1997. Amortization of capacity fees, cash payments of capacity fees and power purchase expenses are expected to increase in future years due in part to increased generation from existing and new build-operate-transfer plants.

  Increase in Maintenance and Rehabilitation Costs

   We have, and expect to continue to have, substantial capital expenditure requirements associated with maintenance and rehabilitation of our existing power plants. A substantial portion of our capital expenditures have been and are expected to continue to be denominated in foreign currencies because of our substantial reliance on parts and maintenance expertise not available in the Philippines. Accordingly, the depreciation of the peso has resulted in a substantial increase in the expected amount of our capital expenditures for these projects as expressed in pesos. We expect that these increased costs will adversely affect our ability to carry out these capital expenditure plans. Due in part to these increased costs, we have reduced or deferred certain planned capital expenditures, including expenditures on our ongoing projects.

   Our capital expenditure for maintenance and rehabilitation projects in 2002 was (Peso)16.6 billion and our projected capital expenditure for such projects is (Peso)11.9 billion for 2003, (Peso)7.9 billion for 2004 and (Peso)9.1 billion for 2005. These projections cover only expenditures expected to be incurred in connection with maintenance and rehabilitation of existing plants and do not cover expenditures in connection with increasing capacity or transmission line projects. Nevertheless, it is expected that we will have to borrow funds to meet our maintenance and rehabilitation capital expenditure needs.

   To meet projected increases in demand, the 2000 Power Development Program calls for a total increase in capacity of 9,844 MW from 2000 to 2011. The increase in generation capacity will require capital expenditures of
(Peso)760.9 billion, excluding interest expense through 2011; however, we expect the capital expenditures required to carry out the 2000 Power Development Program to be incurred by IPPs and distribution utilities involved with the privatization and not by us. See "Capital Requirements -- Power Development Programs."

   The 2002 Transmission Development Plan, covering transmission development and rehabilitation projects from 2002 calls for an estimated total investment of (Peso)109.4 billion, excluding interest during construction. Total rehabilitation projects during this period are expected to total (Peso)1.35 billion. See "Capital Requirements -- 2002 Transmission Development Plan."

  Other Factors that Affect Our Financial Performance

   Our financial performance has also been adversely affected by certain other factors, including the following:


   . Increased Borrowings. We rely almost exclusively on borrowings for our financing requirements. As of March 31, 2003, our total committed external debt amounted to $8.6 billion, of which approximately $7.9 billion was outstanding. We paid (Peso)55.7 billion in debt service costs in 2002. The Government has contributed a total of approximately (Peso)27.1 billion in equity to our company, representing less than 3% of our total assets as of December 31, 2002.



   . Unbundling of Power Rates. In late September 2002, our transmission and generation rates were unbundled, as mandated by the Act. In connection with this unbundling, the ERC further lowered our generation rate in September 2002 and required us to remove the PPA charge. In May 2003, the ERC set revised generation rates under the GRAM, the new generation costs recovery mechanism. We plan to file a motion for reconsideration of these new rates, and until such motion is resolved we will continue to maintain our existing rates. See "-- Power Rates -- Implementation of the GRAM and the ICERA." If the motion for reconsideration of our generation rates under the GRAM is not approved and if our rates under the GRAM are lower than we requested, we expect our results of operation for 2003 to be worse than originally projected. In addition, on May 29, 2003, the ERC promulgated revised guidelines for setting transmission wheeling rates. We expect that implementation of the new performance-based methodology for setting transmission wheeling rates will not have a material effect on our revenues. See "-- Power Rates -- Recent Reductions in Basic Power Rates and the PPA -- Unbundled Rate Petition."


   . Uncollected Receivables. As of December 31, 2002, we had non-current receivables of approximately (Peso)6.5 billion, including (Peso)3.1 billion owed by the Metropolitan Waterworks and Sewerage System ("MWSS") and (Peso)1.7 billion in royalty fees in respect of unutilized geothermal energy. We are currently negotiating with MWSS to settle our claim but cannot estimate the amount that will be recovered, if any. See "-- Power Generation -- Fuel Supplies -- Hydroelectric."

   . Increased Competition. We are facing increased competition in the generation business from IPPs which has caused reduced demand from our customers and has reduced revenues.

   . Outstanding Tax Refunds.  As of December 31, 2002, we had approximately
     (Peso)3.4 billion of unpaid tax and duty refund claims from the Government and (Peso)689 million in unutilized tax credit certificates from the Government. Since 1992, the Government has not paid a substantial portion of the tax refunds owed to us nor have they permitted us to use a substantial amount of tax credit certificates. See "-- Payment Obligations to the Government -- Tax Status."

   We incurred a cash deficit after debt service and capital expenditures of
(Peso)63.5 billion in 2002, and we expect to incur a significant cash deficit in 2003. We expect our financial difficulties to continue in 2003 and in future years due to the effects of the depreciation of the peso, the reduction in the PPA, the basic rate reduction mandated by the Act, additional rate reductions ordered by the ERC and the other factors described above. We expect that any basic transmission rate reduction, as well as any continued depreciation of the peso will further increase our cash deficit in 2003.


   We are currently relying in part on short-term borrowings to finance capital expenditures and increases in debt service attributable to the depreciation of the peso. We have also relied on cash advances from the Government to finance our debt service. For the year ended December 31, 2002, we received approximately (Peso)3.9 billion from the Government in cash advances which we have not repaid. We anticipate that we will need $1.2 billion in additional financing to cover our total cashflow deficit in 2003. This additional financing requirement will be met in part by the funds we expect to raise as a result of the Offering. Our actual financing requirement may differ from this estimate due to several factors, including our results from operations and our actual level of capital expenditures for 2003. We can give no assurance that we will be able to raise the funds required to meet all of our obligations or as to the timing or terms of any additional financing we may obtain.


Our Financial Statements and Possible Accounting Changes

   Our financial statements are audited by the Republic's Commission on Audit ("COA"), and are prepared in accordance with Philippine GAAS. You should note the following factors relating to our financial statements:

   . This prospectus does not include any audited financial statements for periods after December 31, 2001. The prospectus includes unaudited financial statements and other financial data for the year ended December 31, 2002. Such data is unaudited and could be subject to significant adjustments as a result of the audit process for the year ending December 31, 2002 and the other factors described herein.

   . The reports of COA relating to our audited financial statements included in this prospectus are qualified with respect to certain matters described in their reports.


   . For power projects structured as build-operate-transfer projects, our assets are reflected in the balance sheet as electric plant under capital lease and our liabilities are reflected as lease obligations. The amount for a particular plant is initially recorded as our undiscounted future payment obligations for capacity fees for the plant. The capital lease liability is reduced annually based on actual cash payments of capacity fees under the relevant IPP contract. The asset is amortized based on the estimated useful life of the asset, and the amortization expense is reflected in our income statement as amortization of capacity fees. Because the life of the asset generally exceeds the life of the IPP contract, our actual cash payments of capacity fees substantially exceed the amounts reflected in our income statement as amortization of capacity fees. Total capital lease obligations were (Peso)535.4 billion as of December 30, 2001 and (Peso)630.4 billion as of December 31, 2002.


   . Our power purchase payments to IPPs are reflected in the income statement under generation expense. See our unaudited financial statements. The depreciation of the peso has accounted for a significant portion of the substantial increase in our generation expense since 1997. Amortization of capacity fees, cash payments of capacity fees and power purchase expenses are expected to increase in future years due in part to increased generation from existing and new build-operate-transfer plants.

   . In connection with our proposed privatization, we intend to prepare unofficial financial statements in accordance with Philippine GAAP. To help us determine how to best accomplish this we engaged independent accounting advisers. These advisers have recommended various changes to our accounting policies intended to conform with Philippine GAAP. We are in the process of reviewing the adviser's recommendations. This process may result in significant changes to our accounting policies and the methods we use to prepare our financial statements. These changes may result in material adverse changes to our financial condition and results of operations, including for certain periods covered by our historical financial statements included in this prospectus. Such changes may relate to, among other things, the following matters:

     -- A change in our accounting for utility plants in our balance sheet, which is currently based on appraised values.

     -- A change in our accounting for losses and gains from our foreign currency denominated liabilities based on changes in exchange rates. Currently we do not expense these foreign exchange losses and gains but capitalize them as deferred foreign exchange differential.

     -- A change in our accounting for capital lease obligations.

   Any changes to our accounting policies or financial statements would need to be approved by COA. COA has informed us that they are not considering changing our accounting standard from Philippine GAAS.

   This prospectus does not include any historical financial statements of PSALM or any pro forma financial statements for PSALM reflecting the proposed transfer of certain NPC assets and liabilities from NPC to PSALM. A description of the assets and liabilities proposed to be transferred is included under "Power Sector Assets and Liabilities Management Corporation -- Transfer of Our Generation and Other Disposable Assets to PSALM", although the transfers and the timing thereof are subject to various conditions and other uncertainties. We believe that the transferred assets and liabilities will initially be recorded in PSALM's balance sheet at the amounts recorded in NPC's balance sheet as of the date of the transfer, subject to any accounting changes that may be made as described above. In addition, pursuant to the Act, the Government is required to directly assume (Peso)200 billion of NPC's liabilities. This debt assumption is expected to take place in annual installments from 2004 to 2010. We cannot give any assurance regarding the composition of the future financial statements of PSALM or as to PSALM's future results of operations and financial condition.

Our Business

   We are engaged in the generation and transmission of electricity, the construction, operation, maintenance and rehabilitation of electricity generation and transmission facilities, and the operation of power grids and interconnection facilities throughout the Philippines.

Power Generation


   We are responsible for constructing and operating electricity generation facilities in the Philippines. Our plants generate electricity using oil, coal, geothermal, hydroelectric and other sources. As of December 31, 2002, we owned 35 power plants in three transmission grids and the Small Islands, which had a total installed capacity of 6,676 MW. IPPs participate in electricity generation in the Philippines through the direct ownership of power plants or through the operation on our behalf of power plants owned by us. As of December 31, 2002, these IPPs owned 23 plants and operated 9 plants on our behalf. See "-- Private Sector Participation in Power Generation." In 2002, we purchased power from IPP-owned power plants, which had an aggregate installed capacity of 5,530 MW. As of December 31, 2002, our plants (excluding those operated and maintained by IPPs) generated 15,912 GWh, or approximately 33% of the electricity generated in the Philippines. The total electricity generated by our power plants, including our power plants which are operated and maintained by IPPs, amounted to 18,928 GWh as of December 31, 2002. Power plants owned by IPPs generated 18,147 GWh of electricity as of December 31, 2002.

  Generation by Geographic Region

   The following table sets out the installed capacity and output of our power plants and IPP power plants which are owned by us but operated and maintained by the IPPs for each regional grid for the periods indicated.

 Installed Capacity and Output of Our Power Plants and IPPs' Power Plants/(1)/


                      1998            1999            2000            2001                2002
                 --------------- --------------- --------------- --------------- -----------------
                 Capacity Output Capacity Output Capacity Output Capacity Output  Capacity    Output
Grid                MW      %       MW      %       MW      %       MW      %        MW         %
----             -------- ------ -------- ------ -------- ------ -------- ------ --------    ------
Our plants/(2)/:
Luzon...........  6,224    27.4   5,985    27.4   4,983    31.8   4,983    40.1   4,619       28.8
Visayas.........    911    21.1     712    32.5     680    34.7     680    41.4     574       49.1
Mindanao........  1,247    30.2   1,187    41.0   1,187    40.3   1,187    45.4   1,187       46.3
Small Island....    167    18.2     170    26.9     206    23.1     206    21.2     296       20.4
                  -----    ----   -----    ----   -----    ----   -----    ----   -----       ----
  Total.........  8,549    27.1   8,054    29.9   7,056    32.2   7,056    40.6   6,676       33.3
                  =====    ====   =====    ====   =====    ====   =====    ====   =====       ====
IPPs:
Luzon...........  2,198    80.7   2,568    72.7   2,426    80.4   2,611    68.6   4,833       36.5
Visayas.........    701    35.3     701    20.3     701    26.1     701    26.4     306       57.5
Mindanao........    353    62.4     351    30.9     351    41.3     351    32.1     391       33.4
Small Island....     16    41.7      25    27.9      32    25.3      32    36.5     N/A/(3)/   N/A/(3)/
                  -----    ----   -----    ----   -----    ----   -----    ----   -----       ----
  Total.........  3,268    68.6   3,645    58.3   3,510    65.2   3,695    56.8   5,530       37.5
                  =====    ====   =====    ====   =====    ====   =====    ====   =====       ====

--------

(1) The installed capacity is stated as of the end of the periods indicated and the output percentage represents production as a percentage of installed capacity for the periods indicated.




(2) Includes plants owned by us and operated by IPPs.

(3) "N/A" means "not available".

  Luzon Grid


   Luzon is the largest of the operational regions, where more than half of the entire economic activity of the Philippines is concentrated in terms of GDP. We currently own 18 power plants in this region, seven of which are owned by us and operated by IPPs. As of December 31, 2002, our Luzon plants had an installed capacity of 4,619 MW. Including an additional capacity of 4,833 MW from plants not owned or operated by us, the total capacity of this grid was sufficient to meet the peak demand of 5,646 MW in 2001. Electricity generated by the power plants we own, excluding those operated by IPPs, decreased by 0.3% to 13,831 GWh in 2001 as compared with 13,866 in 2000. Electricity generated by power plants owned or operated by IPPs (including IPPs operating our plants) increased by 13.2% from 19,360 GWh in 2001 as compared with 17,098 GWh in 2000. In 2002, lower demand by our largest customer, Merlaco, caused a decrease in the electricity generation of our plants by 29.2% to 9,795 GWh as compared with 13,831 GWh in 2001. Electricity generated by power plants owned or operated by IPPs decreased by 10.5% from 19,360 GWh in 2001 to 17,319 GWh in 2002.


   Due to their age, our oil-fired thermal plants in Luzon have been gradually retired in recent years. We also operate a number of hydroelectric, coal and geothermal plants in Luzon. We plan to replace the generating capacity from retired oil-fired plants with capacity from new hydroelectric sources and from the combined cycle natural gas power plant in Ilijan, although the Ilijan plant's operations have been restricted due to line constraints, Batangas that began operation in June 2002. New projects by IPPs will also replace a portion of the retired generating capacity. See "-- Private Sector Participation in Power Generation -- Contractual Arrangements with Independent Power Producers."

  Visayas Grid

   Visayas is composed of six major islands and numerous small islands. We presently have sufficient capacity to serve current demand in Visayas. New power stations are being developed in this region primarily for capacity additions that will be transmitted to Luzon through our grid interconnection program. We own six power plants in this region, one of which is owned by us and operated by an IPP. Two power plants in this region are owned and operated by IPPs. Plants which we own in Visayas, which include hydroelectric, geothermal, coal, gas turbine, power barge and diesel power plants, had an aggregate installed capacity of 574 MW as of December 31, 2002. In 2001, electricity generation of plants we own, excluding those operated by IPPs, increased by 0.5% to 2,076 GWh, as compared with 2,066 GWh in 2000, and the electricity generation of plants owned or operated by IPPs (including IPPs operating our plants) increased by 25.7% from 1,602 GWh in 2000 to 2,014 GWh in 2001. In 2002, electricity generated by our plants decreased 2.0% from 2,076 GWh in 2001 to 2,034 GWh in 2002, while electricity produced by IPPs decreased 2.0% from 2,014 GWh in 2001 to 1,973 GWh in 2002.


  Mindanao Grid


   Mindanao comprises one main island and a number of small islands. The Mindanao grid, which serves the main island, is powered primarily by hydroelectric power plants that take advantage of readily available water resources. We own 10 power plants in this region, one of which is operated by an IPP. As of December 31, 2002, these plants had an aggregate installed capacity of 1,187 MW. Electricity produced by the power plants we own, excluding those operated by IPPs, increased by 1.4% to 4,246 GWh in 2001 as compared with 4,189 GWh in 2000. The electricity generation of plants owned or operated by IPPs (including IPPs operating our plants) increased by 14.7% from 1,271 GWh in 2000 to 1,458 GWh in 2001. In 2002, the electricity generation of our plants decreased 3.8% to 4,083 GWh in 2002 as compared with 4,246 GWh in 2001. Electricity generated by power plants owned or operated by IPPs increased by 28.3% from 1,458 in 2001 to 1,871 in 2002.



   In addition to the electricity generated by our own plants in this region, we also purchase electricity from IPPs. As of December 31, 2002, we had six contracts with IPPs in Mindanao providing us with a total of 1,144 GWh of electricity.


  Small Islands Grid

   The Small Islands Grid comprises a number of power generation facilities and transmission lines located in the small islands of the Philippine archipelago. The generation facilities and transmission lines in the Small Islands Grid are not connected to our three principal grids.


   Due to the Small Islands' geographical location and lower population density, the operating costs of the Small Islands Grid are higher than those of the three other regional grids. To compensate for these higher costs, we effectively provide an operating subsidy to the private enterprises to cover operating costs which amounted to approximately (Peso)2.96 billion in 2001. In 2002, the Small Islands Grid generated 529 GWh of electricity.


  Interconnection of Grids

   We have undertaken several projects to interconnect our separate transmission networks in different regions of the Philippines. Four of these interconnection lines (linking the islands of Luzon, Leyte-Samar, Cebu, Negros, Panay, and Bohol) are presently in operation, and two more (including an upgrade of an existing line) are expected to be completed by 2006. A proposed interconnection between Leyte and Mindanao, which would complete the link among the three major regional grids, is currently under study for economic viability. These interconnection projects are expected to reduce unused excess capacity and to lower the wholesale price of electricity in the long term. See "-- Power Transmission -- Interconnection Projects."

  Fuel Costs

   Fuel costs are a significant portion of our operating costs. Fuel costs accounted for 29% of our operating costs in 2000, 33% in 2001 and 26% in 2002. In 2002, our fuel costs accounted for 26% of our operating costs. In addition to fuel costs relating to the operation of our plants, our contracts with IPPs generally provide that we will supply and deliver all fuel required for the operation of such IPP plants. As a result, we are also exposed to fluctuations in fuel prices under such contracts.

   Fuel prices for all power sources, other than hydroelectric and those fuels sourced locally, are mostly denominated in US dollars, or denominated in pesos and linked to the prevailing US dollar prices. This effectively makes substantially all of our fuel costs subject to fluctuations in the US dollar/peso exchange rate. Accordingly, the additional depreciation of the peso against the US dollar beginning in the last quarter of 2000 resulted in higher costs in peso terms to us for such fuel in 2001 and 2002 which is significant because the majority of our income is in pesos. We plan to decrease our dependence on imported fuel by continuing to develop the capacity to produce power from other electricity sources so that we can reduce the impact of any future fluctuations in the US dollar/peso exchange rate on our fuel costs.


   Historically, we have been able to offset increases in fuel prices through the fuel purchase cost adjustment mechanism which allows us to increase the rates we charge our customers if the price we pay for fuel increases. The ERC ruling on our unbundling petition issued on September 6, 2002 was unclear regarding our ability to continue to adjust our rates for changes in prices we pay for fuel. If we are unable to continue charging our customers this adjustment it will have a material adverse effect on our financial condition.


   To further minimize our fuel costs and to promote efficient use of our generation facilities, we employ an order of dispatch based on efficiency and demand so that during periods of low demand, we utilize the less expensive plants to generate electricity and during periods of peak demand, we utilize the more expensive plants to generate electricity. Oil-fired and gas turbine plants that are more expensive to operate are operated only during peak demand periods are known as peaking plants. The order of dispatch from our plants is also affected by natural factors (for example, the level of water in lakes or reservoirs in the case of hydroelectric plants), system failures and forced outages.

  Fuel Supplies

  Oil Products

   We have historically purchased most of our petroleum products from Petron Corporation ("Petron"), Pilipinas Shell Petroleum Corporation ("Pilipinas Shell") and Caltex Philippines, Inc. ("Caltex Philippines"). Petron supplied 64% of our total petroleum requirement for the one-year period from April 2001 to March 2002 and supplied 59% of our total requirement from April 2000 to March 2001. Petron is 40% owned by the Philippine National Oil Company-Energy Development Corporation ("PNOC-EDC"), a wholly-owned Government corporation.

   Our oil-based fuel is acquired through a bidding process among six recognized fuel suppliers. We have contracted to purchase our total requirement of approximately 1.5 billion liters for the 18 month period from July 2002 to December 2003 mainly from Petron (58.6%) and Pilipinas Shell (40.4%). Our existing fuel supply contracts cover the fuel requirements of specified power plants operated by us and IPPs. The fuel prices under these contracts are based on the Mean of Platt's Singapore (MOPS). Under this system the delivered price for fuel for the current month is based on the average of the daily mean (average of the high and low quotations in Singapore) of the particular oil product in the previous month. Fuel prices are denominated in US dollars, which we convert to pesos using the prevailing US dollar/peso exchange rate. We then pay for oil in pesos. We may partially or completely terminate our fuel purchase obligations under certain circumstances, including if the IPPs that operate the plants covered by the contract assume direct responsibility for the purchase of fuel for such plants. For power plants not covered by the Petron and Pilipinas Shell contracts, we purchase fuel from other suppliers. Our current purchase contracts with Petron and Shell will terminate in December 2003. Before these current contracts expire, we will open new contracts to tender as required by Philippine law. We expect that these new contracts will secure our fuel requirements for 2004.

  Coal

   Our annual total coal requirement was approximately 4.5 million metric tons in 1999, 6.2 million metric tons in 2000 and 6.5 million metric tons in 2001. Our coal requirement in 2002 was 5.9 million metric tons. We obtain approximately 80% to 85% of our coal requirement from foreign sources such as Australia, Indonesia and China and the remaining amount from domestic sources. We pay for coal purchased from foreign sources in US dollars, and since 1997, the cost of such coal in peso terms has increased as a result of the depreciation of the peso and the overall increase in current coal spot market prices.

   Our main domestic coal supplier is Semirara Coal Corporation, a private Philippine company. We entered into a 15-year coal supply contract with Semirara in November 1995 for the supply of coal to our coal-fired Calaca I and Calaca II power plants. The price of coal under this contract is denominated in pesos and linked to the prevailing US dollar/peso exchange rate. The guaranteed minimum tonnage was approximately 700,000 metric tons per year and the maximum tonnage was approximately 1.2 million metric tons per year. In April 2003, we amended our coal supply contract with Semirara to increase the guaranteed minimum tonnage to 100,000 metric tons per month.

   In 1996, another coal-fired plant with an installed capacity of two 350 MW units commenced operation in Pagbilao. Due to its technical specifications, a substantial portion of this power plant's coal requirement of approximately 1.8 million metric tons per year is imported, mainly from Indonesia (1.6 million metric tons per year). The Masinloc coal-fired plant, with an installed capacity of two 300 MW units, commenced operation in 1998. This plant had a coal requirement of approximately 1.3 million metric tons for 2002. The Sual plant, with an installed capacity of two 500 MW units, commenced operations in 1999 and it had a coal requirement of approximately 2.05 million metric tons for 2001. The required coal quality specifications for both the Masinloc and Sual plants have a wider range than that of the Pagbilao plant, which enables us to import the coal required from other sources including Australia and China. In April 2003, we awarded two coal supply contracts, worth approximately $20.8 million dollars, for the Sual and Masinloc plants. All coal supply contracts beginning in 2003 are for one year terms because of the pending privatization of our plants. In addition, we are seeking to diversify our sources of coal in 2003.

  Geothermal

   We obtain the steam supply for our geothermal plants from Philippine Geothermal Inc. ("Philippine Geothermal") and PNOC-EDC. Philippine Geothermal supplied the steam which generated 46% of our total geothermal energy production in 2001 and 44% during the first three months of 2002. The remainder of our steam requirement is supplied by PNOC-EDC.

   We have an ongoing dispute with Philippine Geothermal regarding their ability to unilaterally renew a service contract with us, which expired in 1996. Our dispute, which went to arbitration, was dismissed without prejudice. We filed a joint motion with Philippine Geothermal in the Supreme Court for authority to suspend the proceedings and are currently negotiating a settlement agreement. See "-- Litigation -- Philippine Geothermal -- Service Contract Renewal." Pending resolution of the dispute, we entered into a series of interim agreements with them to continue the supply of steam to our Tiwi and Makban plants on the same terms as in the expired service contract. Under the interim agreements, we agreed to pay for all of Philippine Geothermal's exploration costs (which are denominated in US dollars) and for the quantity of steam purchased (which is denominated in pesos). We recently entered into a compromise agreement with Philippine Geothermal pursuant to which we will proceed from a transition period to a new supply contract based on actual steam generated. However, the contract will not go into effect until we obtain approvals from the Supreme Court, the Commission on Audit, and other Government agencies.

   Our steam sales contracts with PNOC-EDC are take-or-pay contracts with terms ranging between 20 and 25 years. Prices for the supply of steam under these contracts are denominated in pesos. In general, we are required to take or pay for steam to run the plants at between 70% to 75% of the installed plant capacity. Our geothermal plants ran at an average capacity of 63% in 2001 and 61% in 2002. We are involved in the disputes described below with PNOC-EDC regarding their billings for steam supplied to our geothermal plants, and have commenced discussions with them to settle these disputes:

   . Bac-Man I Geothermal Plant. In March 1995, we agreed with PNOC-EDC to pay our outstanding balance with respect to billings of approximately
     (Peso)489 million in 36 installments over three years, commencing January 1995. In April 1997, we suspended the monthly payment because PNOC-EDC failed to establish that it was ready to supply the full steam requirement of the plant, which was a condition of our agreement to pay the outstanding balance.

   . Tongonan Geothermal Plant. We have a dispute with PNOC-EDC regarding outstanding billings of (Peso)754 million for steam supplied to this plant. We have refused to pay the outstanding amount and have invoked a provision in the steam sales contract which provides that such balance should be settled by the Government. We have not recognized the disputed amount as a liability in our financial accounts.

  Hydroelectric

   We have 24 hydroelectric plants located in different parts of the country, two of which are operated under rehabilitate-operate-lease arrangements. See "-- Private Sector Participation in Power Generation -- Contractual Arrangements with Independent Power Producers." As of December 31, 2002, the total generating capacity of our hydroelectric plants was 2,479 MW. In 2002, the electricity output of our hydroelectric plants in the Luzon and Mindanao grids was positively affected by weather patterns including increased rainfall.

   From 1992 until 1998, our Angat hydroelectric plant suffered losses of capacity and revenue due to construction work undertaken by MWSS during that time. MWSS has agreed to compensate us for the losses we suffered during the period of construction. As of December 31, 2002, we have claimed a total of
(Peso)3.1 billion from the MWSS and we are currently in settlement discussions.

  Natural Gas

   In the early 1990s, large sources of natural gas were discovered off the west coast of the Philippines. In December 1997, we entered into a purchase and sale agreement with the developers of the gas field which include Shell Philippines Exploration B.V., Texaco, Pilipinas Shell and PNOC-EDC. Under the terms of the purchase and sale agreement, beginning in January 2002, we and First Philippine Holdings must each purchase 50% of the natural gas supplied by the developers for a term of 20 years. Half of the purchase obligations under the agreement are denominated in pesos, while the other half of these obligations are denominated in US dollars.

  Private Sector Participation in Power Generation

   The Government has permitted private sector participation in power generation projects since 1987 and regards private sector participation in the power industry as essential given the level of capital expenditure necessary to implement power expansion and maintenance programs. Private sector participants in the power industry include private investors in various power projects and IPPs. From 1991 to 2002, we completed 28 power projects with private sector participation which together provided an additional installed capacity of 8,305 MW. Seven of these projects, with a total installed capacity of 1,505 MW, involved the rehabilitation of our existing plants. However, eleven of these plants have since been closed, reducing capacity by 978 MW. In 1993, in response to a power crisis in the Philippines, the Electric Power Crisis Act was passed granting the President of the Philippines emergency powers with respect to the power industry for one year. Under that legislation, President Ramos concluded seven power contracts for projects providing 1,376 MW.

   Our current policy is to invite private participation in all future power plant construction. When selecting private sector participants, we conduct a tender process and are required by law to award the contract to the most competitive bidder. There are currently five power generation plants which are being constructed, or are planned to be constructed, by IPPs. The plants under construction are scheduled to commence operations between 2003 and 2006 and will provide an additional 2,829 MW of capacity.

  Contractual Arrangements with Independent Power Producers

   We have entered into various types of contractual arrangements with IPPs for the development of new power plants, and for the supply or conversion of power at our existing power plants and the rehabilitation, operation or maintenance of our existing power plants. The following table sets out a summary of operational projects that IPPs have undertaken as of December 31, 2002.


                                                           Total
                                                  No. of  Capacity
             Type of Contractual Arrangement     Projects   (MW)
             -------------------------------     -------- --------
             Build-operate-transfer.............    11    4,213.9
             Build-transfer-operate.............     4      835.7
             Build-operate-own..................     4      295.2
             Rehabilitate-operate-manage........     4    1,033.1
             Build-rehabilitate-operate-transfer     1        403
             Power Purchase Agreement...........     9    1,021.1
                                                    --    -------
               Total............................    33      7,802
                                                    ==    =======


   The following table sets out a summary of projects under development that had not been undertaken by IPPs as of December 31, 2002.

                                                             Total
                                             No. of  No. of Capacity
            Type of Contractual Arrangement Projects Plants   (MW)
            ------------------------------- -------- ------ --------
                Build-operate-transfer.....    2       2      545
                Build-operate-own..........    1       1      304
                                               -       -      ---
                  Total....................    3       3      849
                                               =       =      ===

   The principal terms of the various contractual arrangements are summarized below:

   . Build-Operate-Transfer. A 1991 law commonly referred to as the BOT Law authorized us to enter into build-operate-transfer contracts with the private sector. For projects governed by these contracts, we have developed model project documentation under which the private contractor undertakes the construction and financing of the power plant and also operates and maintains the plant for a period ranging from 10 to 29 years. We agree to supply the operator with the necessary fuel to operate the plant (thereby assuming the risk of fuel price fluctuations) and to purchase the power generated at a price which enables the operator to recover its operating and maintenance expenses and capital investment in the project plus a reasonable rate of return. At the end of the fixed term, the contractor transfers the plant to us.

   . Build-Transfer-Operate. The contractor undertakes the construction and subsequent operation of the plant. However, we own the plant, fund its construction and pay the contractor a monthly operation and maintenance fee.

   . Build-Operate-Own. Under this arrangement, the contractor undertakes and finances the construction of the plant and agrees to operate and own it, and the plant is never transferred to us. However, we agree to supply fuel to the contractor and the contractor is obliged to sell us all of the power generated for an agreed period of time.

   . Rehabilitate-Operate-Manage. Under this arrangement, the contractor undertakes and finances the rehabilitation of our plant and then operates and maintains it, typically for a fixed term of up to 15 years.

   . Build-Rehabilitate-Operate-Transfer. Under this arrangement, the contractor undertakes the financing and construction of a new plant and the concurrent rehabilitation of an old plant that we own. The contractor then operates and maintains both plants for a period of 10 to 25 years. At the end of the fixed term, the contractor transfers the plants back to us.

   . Power Purchase Agreements. We have entered into power purchase agreements with certain power producers to purchase electricity generated by plants owned and operated by them. These take-or-pay arrangements, which are described below, are mainly with PNOC-EDC for power generated by their geothermal plants.

   . Energy Conversion Agreements. Under this type of arrangement, a contractor is under contract with us to construct a power plant. Once the plant is constructed, we supply all the fuel, which the contractor or third party is contractually obligated to convert into electric power. The plant is operated by such contractor (or third party) on our behalf.


   We have entered into several power purchase agreements with PNOC-EDC to purchase electricity generated by geothermal plants operated by them. In connection with one such agreement, since March 1996 we have been subject to a minimum payment of approximately (Peso)200 million per month for electricity that was to have been generated by PNOC-EDC and transmitted over the Leyte-Cebu interconnection. However, this interconnection was not completed on schedule due to damage to four submarine cables caused by third parties. In August 1996, we commenced making the minimum payments of (Peso)200 million per month. We agreed with PNOC-EDC that such payments should be credited as "stored energy" at the rate of 155 GWh per month, representing the contracted energy that we were not able to take, and that PNOC-EDC would schedule the delivery of such stored energy to us at a later date. Due to the delayed completion of that project, we entered into a supplemental agreement with PNOC-EDC extending the minimum payment requirement and delaying the delivery of the stored energy upon completion of the project. Under the agreement, PNOC-EDC would deliver the stored energy only when we had exceeded the contracted energy. The Leyte-Cebu (Leyte A) interconnection began commercial operation in November 1997, and the Leyte-Luzon (Leyte B) interconnection began commercial operation in August 1998. These two projects combined generated 4,096 GWh in 2000, 4,381 GWh in 2001 and 2,649 GWh in the first seven months of 2002.


   We entered into a build-operate-transfer contract with the Korea Electric Power Company ("KEPCO") in November 1997, under which they developed, financed, constructed and, beginning in June 2002, operate a 1,200 MW combined cycle natural gas power plant in Ilijan, Batangas. We provide the fuel to operate the plant from the natural gas purchased by us under our 20-year contract with Shell Philippines Exploration. The contract with KEPCO is also for a term of 20 years, with either party having an option to renew for a further two years. The total projected cost for this project is approximately $4.2 billion, of which we expect to fund approximately $185 million. The remaining funding requirements for this project will be arranged by KEPCO.

  Review of IPP Contracts

   Under the Act, an inter-agency committee ("IAC"), composed of the Secretary of Finance, the Secretary of Justice and the NEDA Director-General, was created for the task of completing a thorough review of all of our IPP contracts. On July 4, 2002, the IAC completed its review and submitted a detailed report to President Arroyo. According to the report, 19 out of the 35 IPP contracts met enough of the committee's qualifications to pass their review. Of the 19 which passed, six passed all the financial and legal tests set out by the committee, while the other 13 were found to have minor financial and legal issues that need to be addressed to ensure that the Government and the public are not being financially prejudiced.

   According to the report, the remaining 16 IPP contracts contain more difficult legal and financial issues that must be resolved. The committee has recommended that these contracts be renegotiated, and officials from PSALM, the DOE, the DOJ and the DOF are now in the process of such renegotiation. The Government has initiated a dialogue with these IPPs to seek mutually acceptable solutions that will allow fair returns on their investment while still resulting in lower electricity costs for us and ultimately the consumer. Officials involved in the renegotiations have achieved certain concessions and many of the IPPs have agreed, among other things, to reduce their capacity nominations, which will decrease the amount of power we will have to purchase under the contracts. Although the Government does not plan to impose unilateral changes to the problematic contracts, the Government expects to reduce some of our obligations under these contracts through the renegotiation process. Currently, ten contracts remain largely unresolved and must be renegotiated. An inability to reach agreement with any IPPs on the transfer of such contracts to PSALM could delay the privatization process.

Power Transmission

  Overview

   We have the sole responsibility for the network of power transmission facilities in the Philippines. We operate transmission grids in Luzon, Visayas, and Mindanao, as well as the Small Islands Grid. As of December 31, 2002, our transmission system covered a total length of 20,731 circuit-kilometers (ckt-km) including 10,145 ckt-km in Luzon, 4,958 ckt-km in Visayas, and 5,628 ckt-km in Mindanao.

   In Luzon, the main transmission lines are rated at 230kV and above. They include a 500kV AC transmission backbone from northern to southern Luzon, and a 350kV direct current link connecting southern Luzon to Visayas. The sub-transmission lines in Luzon, rated 115kV and below, emanate from bulk substations to serve distribution companies, electric cooperatives, and some of our directly connected customers.

   In Visayas, the interconnections among island grids are rated at 350kV, 230kV, and 138kV. Internally, the Visayas islands distribute bulk power through 138kV and 69kV overhead lines and sub-transmission lines are also rated at either 138kV and 69kV.

   In Mindanao, the main transmission lines are rated at 138kV, and sub-transmission lines are rated at 69kV. Across all grids, the sub-transmission lines represent approximately 30% of total line length.

   The following table sets out our total circuit-kilometers transmission lines for the Luzon, Visayas and Mindanao grids as well as the total circuit-kilometers of transmission lines in the Philippines as of December 31, 2002.

                                                                   Philippines
                                           Luzon  Visayas Mindanao    Total
 -                                         ------ ------- -------- -----------
                                             (number of circuit kilometers)
 500-kilovolt transmission lines..........  1,126     --      --      1,126
 350-kilovolt transmission lines..........    390    564      --        954
 230-kilovolt transmission lines..........  4,808    375      --      5,183
 138-kilovolt transmission lines..........     -- 1,6470   3,211      4,881
 115-kilovolt transmission lines and below  3,821  2,349   2,417      8,587
                                           ------ ------   -----     ------
   Total.................................. 10,145  4,958   5,628     20,731
                                           ====== ======   =====     ======

   As of December 31, 2001, we had sub-stations capacity of 23,629 megavolt-amperes ("MVA"), excluding generation step-down transformers.

   Under the Act, Transco is required to assume our authority and responsibility for the planning, construction, and centralized operation and maintenance of all our high voltage transmission facilities, including grid interconnections and ancillary services. Upon the privatization of Transco, the Act provides that the concessionaire will be responsible for the improvement, expansion, operation and/or maintenance of Transco's transmission assets and the operation of any related business. See "Power Sector Assets and Liabilities Management Corporation -- Privatization Mechanisms -- Privatization of Our Transmission Assets."

   Although the southern portion of the Luzon Grid has an installed capacity of approximately 6,320 MW, not all of this capacity can be delivered to Metro Manila because of limitations in the existing transmission lines. Primarily, the bottleneck at the Binan-Dasmarinas 230kV transmission line limits the amount of power the south plants can deliver to Metro Manila. Some plants in southern Luzon are operated at below capacity in order not to overload adjoining transmission lines. Current efforts are focused on increasing the transfer capability of the southern portion of the Luzon Grid. New transmission lines are presently being put in place to relieve the congested portion of the grid and plans are underway to upgrade identified bottlenecks to increase the generation output of affected power plants.


  Interconnection Projects

   We have undertaken several projects to interconnect our separate transmission networks in various regions of the Philippines. These projects, and their completion (or expected completion) dates, are as follows:

   . Negros-Panay interconnection (1990);

   . Negros-Cebu interconnection (1993);

   . Leyte-Cebu interconnection (1997);

   . Leyte-Luzon interconnection (1998);

   . Leyte-Bohol, Stage 1 (2000);

   . Leyte-Cebu interconnection upgrade (2005);

   . Leyte-Bohol interconnection, Stage 2 (2004); and

   . Leyte-Mindanao interconnection (2011) (postponed indefinitely).

   The first stage of the Leyte-Bohol interconnection project connecting the island of Bohol to the main Visayas grid was completed in 2000. The interconnection enables cheaper electricity generated in the main Visayas grid to be transmitted to the Bohol grid. This project is being undertaken in two stages. The first stage, which is complete, connected the two grids using 69-kilovolt transmission lines. The second stage, which will upgrade the connection to 138-kilovolt transmission lines, is targeted for completion in 2004.


   The upgrade of the Leyte-Cebu interconnection is expected to be completed in 2005. Once the upgrade is completed, the interconnection will enable customers who source power from the Visayas power grid to access the excess power capacity in the Luzon power grid. This interconnection project is expected to use 32 kilometers of submarine cable with a capacity of 200MW at an estimated cost of $68.5 million. Transco has issued the invitation to bid for the upgrading of the Leyte-Cebu interconnection. The winning bidder is expected to be announced by October 2003 and the project is expected to be commissioned by 2004.


   The interconnection of the Leyte grid (in Visayas) and the Mindanao grid is currently undergoing a feasibility study. This interconnection project is expected to use 455 kilometers of 250-kilovolt direct current overhead transmission lines, 28 kilometers of 138/230-kilovolt alternating current overhead transmission lines, 22 kilometers of 250-kilovolt high voltage direct current submarine cable, 29 kilometers of electrode lines and two converter stations. The Leyte-Mindanao interconnection project was originally expected to be completed by 2011. However, the project has been suspended indefinitely subject to further analysis of its economic viability.

   If the Leyte-Mindanao interconnection project is completed, we plan to transmit excess power from Luzon to Mindanao through the interconnection of the Mindanao grid with the Visayas and Luzon grids. If implemented, these interconnections should help to stabilize our ability to satisfy peak demand for generation capacity by maximizing the use of geothermal power resources from Visayas and hydroelectric power resources from Mindanao, improve overall system reliability and facilitate more efficient use of generating capacity through the pooling of reserves.

   To complete the Leyte-Cebu upgrading interconnection project, the Leyte-Bohol interconnection project and the Leyte-Mindanao interconnection project, we project our capital expenditures in the amount of (Peso)23.8 billion.

  Other Transmission Projects

   In addition to the interconnection projects, our existing transmission networks in Luzon, Visayas and Mindanao are being upgraded to accommodate additional generating capacity. During the period 2002 to 2012 we plan to construct and install the following:

   . For Luzon, 388 circuit kilometers of 500-kilovolt of extra high voltage transmission lines, 3,303 circuit kilometers of 230-kilovolt transmission lines, 160 circuit kilometers of 115-kilovolt lines, and 794 circuit kilometers of 69-kilovolt and below transmission lines and a corresponding 12,555 MVA of substation capacity.

   . For Visayas, 340 circuit kilometers of 250-kilovolt HVDC transmission lines, 32 circuit kilometers of 230-kilovolt transmission lines, 1,266 circuit kilometers of 138-kilovolt transmission lines and 736 circuit kilometers of 69-kilovolt and below transmission lines and a corresponding 2,800 MVA of substation capacity.

   . For Mindanao, 616 circuit kilometers of 250-kilovolt HVDC transmission lines, 660 circuit kilometers of 230-kilovolt transmission lines, 1,636 circuit kilometers of 138-kilovolt and 1,241 circuit kilometers of 69-kilovolt and below transmission lines, and a corresponding 5,265 MVA of substation capacity.

Sales and Customers

  Overview

   We serve three types of customers:

   . distributors and utilities;

   . industrial and commercial customers that are directly reconnected to our grid network; and

   . other miscellaneous customers, such as universities, military camps and Government agencies, which need substantial amounts of electricity.


   The distributors purchase electricity from us for distribution to end-users such as households, industries and commercial establishments. Meralco is by far our largest electricity distributor, accounting for 57% of our total volume of electricity sales for 2001 and 49% of our total electricity sales for 2002.


   We also supply electricity to large industrial and commercial users directly. In April 1998, the DOE repealed an energy regulation that had limited our bulk electricity sales only to customers with electricity demand of at least 2 MW of generation capacity. We can now directly supply electricity to customers that demand at least 0.1 MW of generation capacity. We expect to increase direct sales to such users in the future.

   The following table sets out the breakdown of our electricity sales by customer type and region for 2002. The number of customers set out in the table is as of December 31, 2002.



                 2002 Energy Sales Customer Distribution/(1)/



                                           Luzon                     Visayas
                                 -------------------------- -------------------------
                                  Number                     Number
                                    of                 %       of                %
                                 Customers    GWH    Share  Customers   GWH    Share
                                 --------- --------- ------ --------- -------- ------
Distributors and Utilities......     62    21,622.87  93.81    31     3,006.39  87.89
                                    ---    --------- ------    --     -------- ------
Meralco.........................      1    15,773.43  68.43
Private Utilities...............      9       913.48   3.96     2       929.14  27.16
Cooperatives....................     44     4,428.97  19.21    27     1,946.91  56.92
Municipal/City Utilities........      4       183.76   0.80     1        57.41   1.68
Ecozones/Other Private Utilities      4       323.23   1.40     1        72.94   2.13
Industrial and Commercial.......     56     1,337.62   5.80    12       406.61  11.89
                                    ---    --------- ------    --     -------- ------
Cement..........................      7       391.91   1.70     2        85.99   2.51
Chemical Products...............      9       103.02   0.45     2        90.96   2.66
Food Processing.................      4        44.67   0.19     5        28.77   0.84
Iron & Steel....................      6       239.22   1.04     2       197.10   5.76
Mining..........................      7       188.09   0.82     1         3.79   0.11
Paper & Paper Products..........      4       294.96   1.28
Other Customers.................     19        75.76   0.33
Miscellaneous...................     31        90.23   0.39    11         7.63   0.22
                                    ---    --------- ------    --     -------- ------
  TOTAL.........................    149    23,050.73 100.00    54     3,420.63 100.00
                                    ===    ========= ======    ==     ======== ======



                                         Mindanao                 Philippines
                                 ------------------------- --------------------------
                                  Number                    Number
                                    of                %       of                 %
                                 Customers   GWH    Share  Customers    GWH    Share
                                 --------- -------- ------ --------- --------- ------
Distributors and Utilities......    32     4,682.16   83.6    125    29,311.42  91.37
                                    --     -------- ------    ---    --------- ------
Meralco.........................                                1    15,773.43  49.17
Private Utilities...............     4     1,950.67  34.79     15     3,793.29  11.83
Cooperatives....................    27     2,730.92  48.71     98     9,106.80  28.39
Municipal/City Utilities........                                5       241.17   0.75
Ecozones/Other Private Utilities     1         0.56   0.01      6       396.73   1.24
Industrial and Commercial.......    22       920.52  16.42     90     2,664.76   8.31
                                    --     -------- ------    ---    --------- ------
Cement..........................     4       430.86   7.68     13       908.76   2.83
Chemical Products...............     2        76.41   1.36     13       270.38   0.84
Food Processing.................     6       105.75   1.89     15       179.19   0.56
Iron & Steel....................     2       156.30   2.79     10       592.62   1.85
Mining..........................     2         5.55   0.10     10       197.44   0.62
Paper & Paper Products..........     4       144.04   2.57      8       438.99   1.37
Other Customers.................     2         1.63   0.03     21        77.39   0.24
Miscellaneous...................     9         4.36   0.08     51       102.22   0.32
                                    --     -------- ------    ---    --------- ------
  TOTAL.........................    63     5,607.04 100.00    266    32,078.40 100.00
                                    ==     ======== ======    ===    ========= ======

--------

(1) Includes sales by plants that we own and sales by plants owned and operated by IPPs. Excludes One-Day Power Sales and sales in the Small Islands Grid. Excludes sales after December 25, 2002, the end of our December billing period.


  Our Largest Customers

   Our ten largest customers purchased 25,886.97 GWH of electricity in 2001, representing 70% of our total electricity sales. For 2002, our ten largest customers purchased 20,008.17 GWH of electricity, representing 63% of our total electricity sales. After Meralco, our second largest customer, Davao Light & Power Company, which serves Davao City and its surrounding areas, accounted for 3.6% of total electricity sales in the first six months of 2002.

   Our standard power supply sales contract with most of our customers is for a term of 10 years at the rates authorized by the ERC. The standard contract allows both our customers and us to alter the amount of power called for in the contract if one or both parties cannot supply or receive the contracted level of power. We bill customers on a monthly basis and require payment within 30 days. The majority of our customers paid within the required 30 days of being invoiced during 2001 and the first six months of 2002. We penalize late payments by charging interest and, ultimately, by disconnecting the defaulting customer's power supply. We also provide discounts in the form of power delivery voltage discounts (2.5%-3.5% if the customer is directly connected to 69kV-230kV transmission line), prompt payment discounts (3% if payment is made within 10 days after receipt of power bill) and power factor adjustment penalties or bonuses. The power factor represents the proportion of transmitted current that reaches the end-user as metered electricity. A lower power factor indicates increased costs to us that are not covered by our basic power rates. To encourage end-users to improve their power factor with more efficient equipment, we impose a penalty upon customers with a power factor below 85% and grant a bonus to customers with a power factor above 90%.

  Relationship with Meralco


   We entered into our first power supply contract with Meralco in 1978. Our current supplies to Meralco are governed by a ten-year power contract which took effect on January 1, 1995. Before signing our most recent contract, Meralco, unlike our other customers, was only charged for power actually supplied to them. However, since January 1998, under the current contract, Meralco has been subject to the same guaranteed demand obligation as our other customers. In January 2002, Meralco began buying less power from us than they had contracted for, claiming a letter agreement allowed them to do so. We have disagreed with this position and continue to charge Meralco a penalty based on the difference between their minimum demand obligation under our current supply contract with them and actual power purchased. Meralco has reduced their minimum power purchase from 3,600 MW per month to an average of 2,900 MW per month, leading to penalties of (Peso)14.1 billion incurred from January to December 31, 2002. The penalties have not been paid by Meralco and prior to 2002, we did not account for the penalties as a sale or a receivable in our financial statements. However, in our financial statements for the year ended December 31, 2002, consistent with our practice of recognizing receivables that our Board deems likely to be paid, we account for the (Peso)14.1 penalties as a receivable and as operating revenue, while provisioning 10% of the penalties as bad debt. Although we believe we have a strong legal case against Meralco, it is not certain that we will be paid for all or any of the penalties incurred. Any amount not recovered from Meralco which has been accounted for as a receivable and as revenue would have to be expensed as a bad debt in a future period.


   Meralco is sourcing certain of its power requirements from IPPs that it owns, including the gas-powered Sta. Rita and San Lorenzo plants, leading to them reducing the amount of power purchased from us in violation of our power supply contract. However, Meralco claims that we have violated the terms of the power supply contract by supplying electricity to end-users in Meralco's exclusive territory. Despite this claim, we believe that such customers fall outside of the agreement because they are unwilling to purchase power from Meralco, thus requiring us by law to meet their electricity requirements.

   On March 25, 2003, we entered into third-party mediation with Meralco seeking a resolution of our power supply contract dispute. We believe that we may be close to formulating a mutually acceptable compromise with Meralco.

   In an earlier contract we entered into with Meralco in 1981 for power supply to Balintawak, we provided a discount as an incentive for Meralco to invest in the transmission facilities at the Balintawak power station. The discount was expressed as a percentage of the monthly power bill. As of December 31, 2002, the aggregate amount of the discount was approximately (Peso)2.7 billion and had substantially exceeded Meralco's total capital expenditure on the Balintawak power station. We are also engaged in discussions with Meralco to reduce or eliminate the discount.

   On November 15, 2002, the Supreme Court ordered Meralco to refund an estimated (Peso)11.5 billion that it had overcharged customers since 1994. In its ruling, the Supreme Court explained that Meralco had improperly included income tax in operating expense for purposes of calculating its return on rate base. The President has stated that her administration will act in accordance with the Supreme Court decision, as well as take steps to ensure that Meralco does not default on its debt obligations. On April 9, 2003, the Supreme Court denied with finality Meralco's motion for reconsideration of its November 2002 order and ruled that Meralco must refund to its customers excess charges incurred since February 1994. While the Supreme Court did not quantify the amount to be refunded, Meralco has stated that the refund could be as much as (Peso)30.4 billion. In addition, consumer groups have asked the ERC to clarify whether or not Meralco will be required to refund an additional
(Peso)6.2 billion to (Peso)6.8 billion in interest on the excess charges incurred. As part of the implementation of the Supreme Court's ruling, Meralco is required to submit a proposed procedure on the refund process. On May 12, 2003, the ERC approved the first phase of a two-step plan to refund Meralco's customers. During this initial phase, beginning on June 6, 2003, Meralco must offer a one-time refund to its customers consuming 100 kWh or less of electricity per month. Meralco estimates that this refund, which will be paid in cash or in deductions from future billings, will amount to between (Peso)1.7 billion and (Peso)2.2 billion. A separate refund scheme for mid-tier and large customers is expected to be submitted to the ERC for approval by in June 2003. Meralco has stated that it will ask the ERC for a nine-year phase-in period for this part of the refund scheme. While Meralco has announced it will convert $350 million in short-term loans to secured mid-term loans to address the company's immediate cash flow difficulties associated with the consumer refund, it is not clear that Meralco will be able to secure the additional borrowings it will need under the refund scheme. The Supreme Court's ruling and the ERC's refund plan may significantly impair Meralco's financial condition and thus impair our ability to collect revenues or compensation from Meralco. If Meralco's financial viability continues to decline, it may be unable to meet its contractual commitments to us which would have a significant adverse effect on our results of operations.


   The Government directly owns 10% of Meralco, and guarantees 32% of Meralco's
(Peso)22 billion debt in long-term loans. For the last 4 years, Meralco has been in technical default on certain financial covenants with its lenders prescribing minimum return-on-rate base (RORB) requirements. On February 3, 2003, Meralco announced that it will again petition its lenders to waive the minimum RORB requirements. However, Meralco's treasurer stated that Meralco may default on loan payments if it does not get a rate increase by June 2003. In March 2003, the ERC approved a rate increase for Meralco of (Peso)0.22 per kilowatt-hour, commencing in May 2003. While this rate adjustment will allow Meralco to recover some deferred power purchase costs, it is significantly lower than the (Peso)1.12 increase sought by Meralco in its unbundling petition. In addition, the ERC has ruled that Meralco can renegotiate its power purchase agreements with us and with its contracted IPPs. On January 1, 2003, Meralco announced that the ERC had ruled that Meralco could collect an estimated amount of between (Peso)5 billion and (Peso)7 billion in deferred PPA charges from consumers after having been prevented from doing so by the ERC since April 2002. We do not know how these recent rulings will affect Meralco's continuing financial viability or our ability to collect revenues from Meralco.

  Special Rate Programs

  Dump Power Program

   When there is excess inflow of water into Lake Lanao in Mindanao, we have in the past channeled water down the Agus River for safety reasons. In 1995, we began the "Dump Power Program", offering to customers the electricity generated by the excess water inflow at a rate that is approximately half the grid's basic rate. This program minimizes the waste of water, provides electricity cost savings for customers, improves our hydroelectric plants' utilization rates and provides us with additional revenue. The program is dependent on the availability of excess water; thus, for example, it was suspended during late 1997 due to insufficient water inflow relating to the El Nino climatic disturbance.

  One-Day Power Sales Program

   We developed this program in 1997 to optimize our unutilized generation capacity by offering such capacity on a day-to-day basis to customers with self-generating capacity. We determine our unutilized capacity for each day of operation and offer such capacity to customers through a process of bidding over a floor price that we publish on a running seven-day basis. We expect this program to continue to have the benefit of maximizing our existing generation capacity, improving system efficiency, diversifying our customer base and increasing revenue. The customers benefit by obtaining power at a cost below the cost of producing power using their own generating facilities.


  Economic Recovery Assistance Program

   We introduced this program in 1999 to assist industrial customers affected by the regional economic downturn and to promote economic recovery. Under this program, we offer a discount of up to (Peso)0.45 per kWh to eligible industrial customers on electricity consumption in excess of their usual baseline load. We aim to encourage industrial customers to increase their production and electricity consumption, thereby generating more revenues for us.

  Special Program to Enhance Electricity Demand

   On October 11, 2002, the ERC approved our application to implement a fixed discount on power rates for industrial users. This pricing scheme, called Special Program to Enhance Electricity Demand ("SPEED"), was intended to introduce price incentives to stimulate incremental demand, increase utilization of existing power plants and lower the average power cost for large end-users. We originally planned to implement SPEED in three phases over two years based on customer consumption, and to offer a discount of approximately 25% off the current purchase price of electricity for these large end-users. However, in May 2003, we filed an application with the ERC to reduce the discount to our industrial customers in Luzon and suspend SPEED in Visayas and Mindanao. We filed this application in response to our lowered revenues due to the September 6, 2003 ERC order reducing our generation rates.

Power Rates

  Overview of Rate Structure

   Our power rates have been structured to generate sufficient revenues to recover our expenditures and provide a sufficient return on our investment to meet the goals under our Power Development Program. Currently, our effective selling rate is composed of a basic charge and certain automatic cost adjustments including a fuel and purchased power cost adjustment and a foreign exchange adjustment. The FPCA includes adjustments for the cost of fuel for our generation plants as well as costs associated with power purchased from IPPs, also known as the PPA. We have deferred recovery of the PPA charge since September 2002 as mandated by the ERC.

   The basic charge consists of the demand charge and the energy charge. The demand charge is intended to recover the fixed or capacity-related costs of power generation, while the energy charge is intended to recover the variable or energy-related costs of power generation. Any proposed change to the basic charge must be submitted to the ERC for approval. The FPCA and the FOREX adjustments are intended to cover the additional operating costs that are not recovered through the basic charge. The FPCA and the FOREX adjustments are expected to be replaced by the GRAM and the ICERA. See "-- Implementation of the GRAM and the ICERA." By Presidential decree, the PPA element of the FPCA has been capped at (Peso)0.40/kWh. Details of the FPCA and FOREX adjustments are as follows:

   . Fuel and Purchased Power Cost Adjustment. The FPCA is a means to implement automatic adjustments to power rates using a stipulated formula to reflect changes in fuel costs and purchased power costs. Upon obtaining the approval of the Energy Regulatory Board, the predecessor of the ERC, we implemented the fuel component in April 1994. Current fuel prices are compared against fuel prices used to calculate our power rate in 1993, and any incremental costs arising from the change in fuel prices are passed on to our customers. The PPA traditionally allowed us to recover increased costs associated with our cost of power purchased from IPPs, however this component of the FCPA has been capped at (Peso)0.40 per kWh by presidential decree which does not allow us to recover our purchase power costs. We have deferred recovery of the PPA since late September 2002.

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

   . Foreign Exchange Adjustment. The FOREX implements automatic adjustments to power rate using a stipulated formula to reflect the effect of foreign exchange rate fluctuations on the principal repayment amounts of our loans (but not interest payment amounts), insurance premiums and other foreign currency operating expenses. Using the FOREX adjustment, we pass on to our customers a portion, but not all, of our gains or losses relating to such expenses that arise from foreign exchange rate fluctuations. We implemented the FOREX adjustment in September 1994 after obtaining the approval of the Energy Regulatory Board.

   The FPCA and FOREX have varied significantly from month to month, and can give rise to either a positive or negative adjustment. If there is a negative adjustment, we refund to our customers the amount of the difference.

   In setting power rates, we must continue to ensure that our return on rate base (which is calculated as our net operating income divided by the average current net value of fixed assets in operation at the beginning and end of the relevant period), does not exceed the maximum return on rate base of 12% stipulated in our Charter. In addition, we are required by covenants in certain of our loan agreements, including agreements with the Asian Development Bank, to maintain power rates sufficient to achieve a minimum return on rate base of either 7% or 8% depending on the particular agreement. We are currently in the process of negotiating with our lenders to remove these covenants. See "-- Debt -- Return on Rate Base Covenants."

  Implementation of the GRAM and the ICERA

   In an order dated February 24, 2003, the ERC approved the implementing rules and regulations for new adjustment mechanisms. Under the implementing rules, the proposed fuel and purchased power adjustment, known as the GRAM, and the proposed foreign exchange adjustment, known as the ICERA will replace the FCPA and the FOREX in connection with the unbundling of our generation and transmission rates and will continue indefinitely. On April 4, 2003, we filed an application with the ERC under the GRAM seeking the recovery of fuel and purchased power costs. While the ERC has confirmed that the GRAM and the ICERA will survive the implementation of the Universal Charge, the ERC has stated that it will ensure there will be no double recovery under the GRAM and the Universal Charge.

   . The GRAM. The implementing rules of the GRAM establish the procedures to be followed for the recovery of deferred energy cost incurred by a distribution utility. Under the GRAM, a utility must file with the ERC, on a quarterly basis, a deferred generation cost accounting application setting calculations of its generation rate based on a formula set forth under the GRAM implementing rules. Under the GRAM, unlike under the PPA, a utility may not include transmission components, system loss and franchise tax in the computation of the rate adjustment. In addition, the GRAM allows a utility to include a carrying charge representing the financing costs associated with the deferred recovery or refund of cost computed at the rate of the 91-day Treasury Bill plus 300 basis points, but not exceeding 12%. The ERC is required to issue a decision on each application no later than 45 days from the date the petition is accepted for filing. Should the ERC fail to act within 45 days, the petition is deemed approved in full. When the petition is approved, and upon the effective date of a new generation rate, the utility has a maximum recovery period for fuel and purchased power costs of six months.

   . The ICERA. The implementing rules of the ICERA establish the procedures to be followed for the recovery of incremental currency exchange adjustments incurred by a utility. Under the ICERA, a utility must file with the ERC, on a quarterly basis, a deferred currency exchange accounting application setting calculations of the ICERA. In addition, the ICERA allows a utility to include a carrying charge representing the financing costs associated with the deferred recovery or refund of the incremental currency exchange adjustment computed at the rate of the 91-day Treasury Bill rate plus 300 basis points, but not exceeding 12%. The ERC is required to issue a decision on the application no later than 45 days

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

     from the date the petition is accepted for filing. Should the ERC fail to act within 45 days, the petition is deemed approved in full. When the petition is approved, and upon the effective date of a new ICERA rate, the utility has a maximum recovery period for currency exchange costs of six months.

   While the implementing rules of the GRAM and the ICERA state that the new adjustment mechanisms are effective immediately, the ERC has not yet authorized new rates for us under the mechanisms. The implementing rules provide that NPC's current rates will remain in effect until the ERC authorizes new rates under the GRAM. On April 4, 2003, we filed an application with the ERC to set our rates under the GRAM. On May 15, 2003, in response to our application, the ERC further revised our generation rates, resulting in an increase of
(Peso)0.16 per kWh in Visayas and a reduction of (Peso)0.07 per kWh in Luzon. While we expect that this revision of our rates will increase our revenue incrementally, as compared to our current rates, the overall revised generation rate is significantly lower than the rate we requested in our April 2003 application to the ERC. Thus, we plan to file a motion for reconsideration of the ERC's order by June 18, 2003, the end of the permitted period for filing such a motion. Until our motion for reconsideration of the rates is resolved, we will continue to charge our current generation rates, which do not allow for recovery of fuel and purchased power costs. However, we cannot predict when or whether the new adjustment mechanisms will be implemented, which rates the ERC will actually approve for us, or whether or not we will be able to recover some or all of the actual loss incurred in connection with our deferral of the PPA charge. If the rates approved by the ERC under the GRAM and the ICERA do not allow us to pass on the costs associated with the generation of electricity, then we expect that the new rates will have a significant adverse effect on our financial results.

  Recent Reductions in Basic Power Rates and the PPA

   In 2001 and 2002, the average rates at which we sell electricity were significantly reduced by legislation, and by mandates from the President and the ERC. The recent rate reductions and ERC orders described below have effectively superseded our automatic mechanisms for calculating rates. We incurred significant losses in revenue as a direct result of the following rate reductions:

   . The Act.  Effective June 26, 2001, the Act mandated a reduction of
     (Peso)0.30 per kWh in the basic rate to residential end-users.

   . PPA. Effective May 8, 2002, a directive from President Arroyo mandated an average (Peso)0.85 per kWh reduction in the PPA from (Peso)1.25 to
     (Peso)0.40 per kWh. This rate reduction was affirmed by the ERC on September 6, 2002. In connection with the unbundling of our rates, we have deferred the PPA charge since late September 2002, resulting in a loss of
     (Peso)2.8 billion between October 2002 and March 2003. The ERC has approved implementing rules which will replace the PPA formula with a new recovery mechanism, the GRAM. We will file an application with the ERC to set our recovery rate under GRAM.


   . Unbundled Generation Rates. In late September 2002, our transmission and generation rates were unbundled. In connection with this unbundling, the ERC further lowered our generation rates. On May 15, 2003, the ERC revised our generation rates. Although these revised rates are slightly higher than our current rates, they are significantly lower than the generation rates we applied for with the ERC. Thus we plan to file a motion for reconsideration of the revised rates with the ERC, and the revised rates will not come into effect until this motion for reconsideration is resolved. In addition, in May 2003 the ERC promulgated new rules revising the methodology for setting transmission wheeling rates.


  Unbundled Rate Petition

   The Act mandates that our rates be unbundled between transmission and generation rates, and that the rates reflect the respective costs of providing each service. Pursuant to the Act, we filed with the ERC an application for revised, unbundled rates. Our rate application requested an average overall rate increase of (Peso)0.17 per kWh. However, in a ruling issued June 26, 2002, the ERC denied our application, and instead imposed an average overall rate decrease of (Peso)0.07 per kwh with respect to the combination of generation and transmission rates. The ERC ordered us and Transco to implement the revised rates by September 26, 2002.

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

   We then filed a motion for reconsideration of our unbundled rate petition with the ERC. To compute our rate base, which in turn determines our rates, the ERC relied on a valuation of our assets that was completed in 1996. However, since 1996, the value of our assets has declined significantly due to the devaluation of the peso caused by the 1997-1998 Asian financial crisis. Therefore, it is our view, expressed in the motion for reconsideration, that the return on rate base calculated by the ERC is significantly higher than our actual return on rate base. Since our electricity rates are calculated to provide us revenues sufficient to attain a certain return on rate base, we believe that ERC's overvaluation of our rate base caused them to erroneously lower the rates we charge our customers.

   In its ruling on unbundled rates issued June 26, 2002, the ERC ordered us to file an updated application detailing our most recent fuel and purchased power costs. On September 6, 2002, after we had filed the required update, the ERC ordered us to ignore the overall rate increase imposed in their June 26 ruling and to reduce the generation-related portion of our rates by (Peso)1.10 in Visayas, (Peso)0.27 in Luzon and (Peso)0.40 in Mindanao. We filed a motion for reconsideration of this order. However, in late September 2002, the ERC further lowered our generation rates, in connection with the unbundling of our rates. On May 15, 2003, the ERC further revised our generation rates, increasing rates by (Peso)0.16 in Visayas, reducing rates by (Peso)0.07 in Luzon and leaving rates unchanged in Mindanao.


   On May 29, 2003, the ERC promulgated new rules on transmission wheeling rates. In these rules, the ERC introduced a performance-based methodology. The guidelines, which adopt a revenue cap methodology, are intended to be applicable initially until year-end 2015; there is a transitional period which ends December 31, 2005, followed by two five-year regulatory periods.


   The ERC will determine the wheeling rates by reference to the annual maximum allowed revenue ("MAR"). The MAR will be determined in accordance with the price control formulae set out in the guidelines. During the transitional period, the maximum allowed revenue shall be consistent with the revenue which could have been earned pursuant to the ERC tariff order issued on September 20, 2002. During the second regulatory period, the guidelines require the ERC to calculate the rates by reference to an annual allowed revenue. The annual allowed revenue will be determined generally by reference to the utility's regulated asset base, operating and maintenance expenditure, tax payments, depreciation and working capital, among other variables. Each year, the MAR will be adjusted to reflect inflation, exchange rate movements and actual adjustment factors which correct for the over or under recovery in the previous regulatory year. During the third regulatory period, the ERC will continue to apply a revenue cap determined in accordance with the original MAR price control formulae. However, during this period, the ERC may alter the values of the components of the formulae, such as the efficiency factor. After the end of the third regulatory period, the ERC may alter the revenue-setting methodology and the price control formulae, but the approach must remain consistent with the overall structure applied in the initial three regulatory periods.

   The stated purpose of the revised methodology is to improve the efficiency of utility operations and ultimately provide consumers with more affordable and reliable electric service. Because the wheeling rate guidelines incorporate many variables in setting transmission rates, we cannot predict what effect the guidelines will have on our rates. However, we do not anticipate that the revised transmission rates will be materially different from our current transmission rates.

Power Development Programs

  2000 Power Development Program

   Our 2000 Power Development Program, which was prepared by us in collaboration with the DOE, outlines our proposals for a coordinated expansion of generation and transmission facilities to meet forecasted energy demand through the year 2010. The 2000 Power Development Program sets out detailed recommendations for the development of new plants, and the expected interconnection of the Luzon, Visayas and Mindanao Grids in

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

anticipation of the expected increase in demand for power in the Philippines and the restructuring and privatization of the power industry.

   Our 2000 Power Development Program was intended to serve as a model for future transmission projects, upon the transfer of our transmission assets to Transco. However, since our generation assets will be completely privatized by PSALM, there is no guarantee that our 2000 Power Development Program for generation projects will be implemented. Also, the transmission aspects of the 2000 Power Development Program will be superseded by the 2002 Transmission Development Plan (the "2002 TDP") if the 2002 TDP is approved by the DOE and the Congress. See "-- 2002 Transmission Development Program" below.

   The 2000 Power Development Program specifies plans for:

   . the commissioning of new hydroelectric, coal and natural gas power plants between 2001 and 2010;


   . the development of indigenous energy resources in order to increase self-sufficiency in energy supply;


   . the interconnection of the Small Islands Grid, the development of a transmission line backbone and the extension of new lines for reinforcement and local development;

   . the strengthening of the existing transmission networks; and

   . the expansion of the high voltage transmission network and substation capacity to increase the system's ability to accommodate the capacity additions indicated in the 2000 Power Development Program.


   The 2000 Power Development Program calls for an increase in the system's capacity (which includes our power plants' capacity and the capacity provided by independent power producers) from 11,699 MW in 1999 to 19,650 MW in 2010 (after deducting approximately 1,762 MW of system capacity expected to be retired during the same period). To meet the projected system demand, a total increase in capacity of 9,844 MW must be commissioned during the period 2000-2010. Approximately one-half of our required increase in capacity will come from our on-going and committed projects. The restructuring of the power industry will require independent IPPs and distribution utilities to meet the remainder of the demand.


   The 2003 Power Development Program, which will supersede the 2000 Power Development Program, has been drafted but has not yet been approved.

  Generation Projects in the 2000 Power Development Program

   As a part of our system capacity requirement through 2010, we have committed to undertake the following generation projects.

                         Committed Generation Projects


                             Capacity   Expected
Plant             Type         (MW)   Commencement   Location
-----             ----       -------- ------------   --------
Kalayaan 3 & 4... Pump Hydro   350         2004      Laguna, Luzon
San Pascual Cogen Nat. Gas     304         N/A/(1)/  Batangas, Luzon
San Roque........ Hydro        345         2004-2005 Pangasinan, Luzon
Mindanao Coal.... Coal         200         Jan 2006  Misaris Oriental, Mindanao

--------

(1) "N/A" means "not available."


   In Luzon, our three committed generation projects are intended to develop and utilize indigenous energy resources including natural gas for base-load generation and hydro for mid-range and peaking operations.

   Mindanao Coal, our only committed project in Mindanao, is intended to augment current capacity in this region which is mainly dependent on hydroelectric generation. In Mindanao, the pending completion of the

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

Leyte-Mindanao interconnection in 2011 and the 200 MW Mindanao coal-fired power plant scheduled for completion in 2006 will sufficiently address our power requirements projected for 2007 onwards.


   In Visayas, we have not committed to build or contract for additional capacity. Our near-term solution to address peaking requirements includes upgrading certain inter-connection links to increase the transfer of geothermal power, a strategic allocation of power barges and/or the transfer of land-based gas turbines from Luzon.


   In Mindanao, the Leyte-Mindanao inter-connection, together with a power purchase agreement with a coal plant in Mindanao will sufficiently address our power requirements through 2007. Implementation of the Leyte-Mindanao interconnection project is currently delayed.


   We expect the overall capacity of our committed generation projects to generate 1,199 MW, or approximately 12%, of the 9,844 MW programmed system capacity we need to generate to meet demand through 2010.


   In addition, from 2003 to 2005, in Luzon, we will also retire a total of 1,762 MW of oil-based capacity resulting in total net capacity loss of 8,082 MW. In Luzon, this capacity comprises the 75 MW Bataan, 1,200 MW Manila Thermal 1&2, 500 MW Sucat 1&4, and 240 MW gas turbine units in Malaya, Bataan and Sucat. It is expected that by the end 2002, the 350 MW Sucat Thermal 2&3 will also be retired, followed by the 310 MW Hopewell GT units in 2009.

   In Visayas, the plants slated for retirement include the 22 MW Bohol Diesel Plant I after full completion of Leyte-Bohol interconnection project in 2003, the 36.5 MW Panay Diesel I in 2004, and the 4x32-MW Power Barges in 2005.


   Among the committed generation projects of the private sector for the period 2000-2010 are plants being developed by IPPs in provincial areas totaling 16.4 MW and Meralco's committed generation projects with a combined capacity of 2,195 MW. The provincial IPPs consist of the 6.4 MW First Cabanatuan Venture and the 10 MW United Coconut Chemical. Meralco's IPPs include the 130 MW Duracom II diesel plant, the 460 MW Quezon Coal-fired plant, the 1,040 MW Sta. Rita, the 525 MW San Lorenzo natural gas fired power plants and the 40 MW Bulacan Biomass Plant. Our contracted capacities with IPPs that will expire by the end of 2010 will be terminated, but we assume these IPPs will continue operating and selling electricity to us. Because of the deregulation of the power industry, certain distribution companies and large industrial companies have resorted to self-generation and/or have contracted for capacity from IPPs.



   The 2000 Power Development Plan indicated the need for an additional 5,028 MW of capacity to be identified and commissioned before 2010 in addition to ours and Meralco's committed projects. However, because of the current restructuring of the power industry, we are no longer in a position to build or contract for additional capacity. We expect IPPs, in cooperation with the distribution utilities, to provide the additional capacity.


  2002 Transmission Development Program

   The proposed 2002 TDP prepared by Transco will update and supersede our 2000 Power Development Program with respect to transmission facilities. The 2002 TDP has been submitted to the DOE for review and, after approval by the DOE, will be submitted to Congress for approval. The DOE has commissioned a study of the proposed 2002 TDP by an independent consulting firm, which could result in changes to the 2002 TDP.

   To meet future power demand, the 2002 TDP envisions additional capacity of 6,715 MW over the next 10 years, with approximately 5,700 MW of this additional capacity to be provided by the private sector over the next 10 years. As part of Transco's long-term objectives, the 2002 TDP includes a continuing effort to interconnect

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

the major grids in the Philippines. Transco will also be required to provide the necessary transmission facilities in order to integrate incoming plants into the transmission system.

   The 2002 TDP will entail an estimated total investment requirement of approximately (Peso)109.4 billion, excluding interest during construction. We estimate that foreign-currency denominated investment will cover approximately $1.8 billion of the costs, and that local investment will cover approximately
(Peso)20.8 billion, including approximately (Peso)1.4 billion in rehabilitation projects.

   Of the total investment set out in the 2002 TDP, Transco's financial exposure will total approximately (Peso)88.0 billion out of approximately
(Peso)109.4 billion. Under the 2002 TDP as proposed, generation companies and IPPs will contribute (Peso)18.1 billion in investment, and electric cooperatives will cover the remaining (Peso)3.3 billion. To ensure a 10% return on investment, we estimate that Transco's costs will translate into an average increase in power rates of (Peso)0.16/kWh in 2006 and (Peso)0.193/kWh in 2012.

   We and Transco have concluded that the existing transmission system in general is congested, and that some parts of the current transmission power grid do not meet our standard reliability criteria (which are meant to ensure that a problem with one element of the transmission power system does not affect power delivery in other parts of the grid). Therefore, the 2002 TDP is focused on the following objectives:

   . accommodate additional generation and higher demand;

   . increase power capacity of transmission lines;

   . meet our standard reliability criteria; and

   . maintain the voltages within the limit prescribed under the grid code.

   The required infrastructure projects necessary to achieve these objectives can be described as either on-going projects (those already under construction and with a financing source), projects for implementation (those identified as necessary, but without a funding source at present), and indicative projects (those identified as necessary from 2005 to 2012, but which require further study).

   The following table summarizes projects to construct lines and substation capacity identified in the 2002 Transmission Development Program.


                                      Projects for
                On-going Projects    Implementation    Indicative Projects
               ------------------- ------------------- -------------------
                (2002-2005)/(1)/    (2003-2006)/(1)/    (2005-2012)/(1)/
               ------------------- ------------------- -------------------
                        Substation          Substation          Substation
                Lines    Capacity   Lines    Capacity   Lines    Capacity
               (ckt-km)   (MVA)    (ckt-km)   (MVA)    (ckt-km)   (MVA)
      Luzon...    577     1,350     1,533     1,655     2,535      9,550
      Visayas.    660     1,280     1,307       570       747        950
      Mindanao    495       800     2,304       590     1,354      3,875
                -----     -----     -----     -----     -----     ------
        Total.  1,732     3,430     5,144     2,815     4,636     14,375
                =====     =====     =====     =====     =====     ======

--------
(1) Expected commencement.

  On-going Transmission Projects


   On-going transmission projects are defined as those which have already secured funding and are currently under construction. These projects are scheduled for commencement between 2002 and 2005.


   Luzon. The on-going transmission projects in Luzon involve the construction of 577 ckt-km of lines and the installation of 1,350 MVA of substation capacity. The highest-priority projects are intended to deliver power from incoming generation plants (Ilijan, Casecnan, San Roque, Santa Rita, and San Lorenzo). On-going transmission projects also include substation expansions intended to prevent our transformers from overloading from higher demand, and sub-transmission projects to provide reliable power delivery to electric cooperatives.

   Visayas. In Visayas, on-going transmission projects involve the construction of 660 ckt-km of lines and the installation of 1,280 MVA of substation capacity. The major projects in Visayas involve the construction and reinforcement of interconnections among the Visayas islands. In particular, Stage II of the Leyte-Bohol interconnection will increase the capacity of the interconnection from 40 MW to 100 MW, and will also require the expansion of capacity in the Bohol substation to accommodate the increase in demand. An interconnection link between Cebu and Mactan will provide an additional 100 MW to Mactan. Finally, the Leyte-Samar interconnection, which is currently vulnerable to damage from typhoons, will be reinforced to meet our reliability criteria. Other on-going projects in Visayas are line upgrades intended to increase reliability, expansion of substations to meet increasing demand, and looping of lines to provide a more dependable power supply to electric cooperatives.

   Mindanao. In Mindanao, on-going transmission projects involve the construction of 495 ckt-km of lines and 800 MVA of substation capacity. Major projects, aimed to accommodate increased demand, include the reinforcement of the line from General Santos to Tacurong, and the implementation of the Sangali-Potogo line. Other on-going projects include a 171 km extension of lines to connect substations of electric cooperatives, as well as the expansion and construction of substations to ensure supply reliability and accommodate increased demand.

  Transmission Projects for Implementation

   Projects for implementation have been identified as necessary, but have not yet secured funding. These projects will require the approval of the ERC, as mandated by the Act. They will also require the approval of NEDA, as part of the Government's investment program. Transmission projects for implementation are scheduled for commencement from 2003 to 2004.

   Luzon. Projects for implementation in Luzon involve the construction of 1,533 ckt-km of lines and 1,655 MVA of substation capacity. The highest-priority projects for implementation in Luzon include the upgrading and reinforcement of existing transmission lines connected to Metro Manila.


   Visayas. In Visayas, projects for implementation involve the construction of 1,307 ckt-km of lines and the installation of 570 MVA of substation capacity. High-priority projects for implementation in Visayas include the strengthening of the northern, western, and southern Panay backbone to meet our reliability criteria, the upgrading of the Leyte-Cebu interconnection to increase transfer capacity from 200 MW to 400 MW, and the construction of an interconnection to link Cebu and the small island of Bantayan.


   Mindanao. Projects for implementation in Mindanao, involve the construction of 2,304 ckt-km of lines and the installation of 590 MVA of substation capacity. High-priority projects include the expansion of existing substations, installation of three new substations, reinforcement of transmission links between major power plants and substations, reinforcement of the eastern portion of the Mindanao grid, and extension of the transmission system in northwestern Mindanao.

  Indicative Transmission Projects

   Indicative projects are those expected to commence in the latter half of the program period, from 2005 to 2012. They include lines associated with generating plants included in the Power Development Plan whose sites have not yet been identified, as well as reinforcements of the transmission system to accommodate projected additional generation and higher demand.

   Luzon. Indicative projects in Luzon, include the construction of an estimated 2,535 ckt-km of lines and the installation of 9,550 MVA of substation capacity and various projects to construct new lines to transmit power from proposed power plants, projects to expand substations, and upgrade existing transmission lines.

   Visayas. Indicative projects in Visayas, cover the construction of 747 ckt-km of lines and the installation of 950 MVA of substation capacity and new generation-associated transmission lines, the construction and upgrading of lines connected to substations of electric cooperatives, and the strengthening of the backbone of the Bohol grid.

   Mindanao. Indicative projects in Mindanao, include the construction of an estimated 1,354 ckt-km of lines and the installation of 3,875 MVA of substation capacity. The most important indicative project is the deferred Leyte-Mindanao Interconnection project. This major link is currently planned for completion in 2011, but will require further economic viability study. Other major projects include the reinforcement of major transmission lines, the construction of generation-associated lines, the expansion of substations, and the completion of a 230 kV backbone in Mindanao.

  Major Interconnection Projects

   An important goal of the transmission and substation expansion plan is the completion of a unified Philippine grid to allow effective sharing of reserves. In a continuing effort towards interconnecting the major grids, we will pursue the interconnection of the islands of Bohol and Mindanao with the presently interconnected islands of Luzon, Leyte-Samar, Cebu, Negro and Panay. Existing interconnection links will also be reinforced to accommodate higher transfer capacity.

Capital Requirements

  Power Development Programs

   Substantial capital is necessary to carry out our 2000 Power Development Program. For the period from 2002 through 2011, our projected capital expenditures are approximately (Peso)470.6 billion, excluding interest expenses during construction. These projected expenditures are not expected to be incurred by us but by the entities purchasing assets in the privatization. These projects do not include approximately (Peso)32 billion in expenditures associated with plant maintenance and rehabilitation expected to be incurred by us through 2005. See "-- Power Development Programs -- 2000 Power Development Program."

   The 2002 Transmission Development Program, covering transmission development and rehabilitation projects from 2002, calls for an estimated total investment of (Peso)109.4 billion, excluding interest during construction. Total rehabilitation projects during this period are expected to total approximately
(Peso)1.35 billion. See "-- Power Development Programs -- 2002 Transmission Development Program."

  Rehabilitation and Maintenance

   In addition to daily maintenance, our power plants require regular overhauling at intervals ranging from one to five years for hydroelectric plants, to every one or two years for oil-and coal-fired plants. We have experienced a continual decline in plant operating efficiency over the past several years primarily as a result of the lack of maintenance and the continuing use of old plants operating beyond their scheduled working lives. With the introduction of new plants, we will shut down certain old plants that we cannot rehabilitate in a cost-effective manner; and we have commenced and will continue with our rehabilitation efforts and major overhaul of other plants. In carrying out major rehabilitation work, we either appoint independent contractors or enter into rehabilitate-operate-lease or rehabilitate-operate-manage contracts, which effectively transfer the rehabilitation cost and subsequent operation of the plant to the private sector. We have budgeted capital expenditures for maintenance and rehabilitation of (Peso)8.4 billion for 2002, (Peso)15.9 billion in 2003,
(Peso)7.9 billion in 2004 and (Peso)9.1 billion in 2005.

  Insurance


   We are required under Philippine law to insure our assets with the Government Service Insurance System ("GSIS"), a state-owned agency. We insure our assets under an all risk insurance policy on a cost of replacement (new) basis. We do not, however, insure transmission lines and distribution lines beyond a certain radius of our power plants or dams of hydroelectric plants and we are not insured for losses relating to the interruption of our business. We also carry general liability insurance. Our all-risks insurance policy with GSIS covers assets worth $6.1 billion. Through a joint bidding process, Heath Lambert Group was chosen by both us and GSIS as the reinsurance broker to arrange the placement of 95% of our risks in the international reinsurance market.


   Our current reinsurance policy, originally due to expire on December 31, 2002, was extended through January 31, 2003. Public bidding for the renewal of the reinsurance policy took place on January 23 and 27, 2003. However, we declared the bidding a failure after prospective bidders failed to qualify for the bid. On January 31, 2003 we negotiated a reinsurance contract under which GSIS reinsures 70% of our risk and accredited local reinsurance companies will reinsure the remaining 30%.

   In 2001 and 2002, our expenditures on insurance were (Peso)76 million and
(Peso)803 million, respectively. The increase in our insurance expense in 2002 was primarily due to the effect of the attacks of September 11, 2001 on insurance premiums as well as the fact that some of our insurance premiums in 2001 were counted as expenditures in 2000. We estimate our expenditures on insurance will reach (Peso)1.3 billion in 2003, excluding insurance for Transco assets.

  Philippine Nuclear Power Plant

   In July 1973, the Government decided to build a nuclear power plant in Bataan, Luzon. When it was eventually completed, the Government, under the Aquino Administration, decided not to operate the plant. The loss of a potential 620 MW of additional capacity from the plant contributed to our failure to generate sufficient power to meet demand in the early 1990s.

   In 1987, we agreed to transfer the plant to the Government. However, certain of our loan agreements restricted our ability to dispose of our assets at that time and a formal legal transfer of the plant was not completed until 1997. The Government has assumed all our obligations under the foreign and domestic loans incurred to finance the construction of the plant. We continue to maintain, insure and provide security for the plant, and the Government has agreed to reimburse us for the cost of doing so.


   From July 1986 to December 2000, we incurred costs of (Peso)1.2 billion associated with the plant, of which (Peso)456 million was reimbursed by the Government as a cash payment prior to 1995. Additionally, (Peso)22.8 million was received by us from the sale of unused materials in 1997 and 1998 and we received a total of (Peso)26.0 million in cash subsidies from the Government during the period 1986 through 2000. We treat the unreimbursed expenses as a receivable from the Government in our accounts which including interest (except for interest for the fourth quarter of 2002) amounted to (Peso)3.4 billion as of December 31, 2002. We have billed the Government for interest on the outstanding balance, but the Government has not made any cash reimbursements to us and there can be no assurance that we will be reimbursed for amounts already paid or to be paid by us in future. We consider the probability of collecting interest on the outstanding amounts to be remote. To minimize further expenses on the plant, strict cost-cutting measures have been implemented. To facilitate recovery of these costs, we have organized an asset disposal project team that will sell all of the plant's assets not needed to convert the plant into a conventional power plant. Inventory and valuation of the plant's assets is currently approximately 30% complete.


Environmental Protection

   We are committed to reducing emissions and discharges from our plants and work closely with the Department of the Environment and Natural Resources to implement pollution control at our plants. The emissions from our plants have remained within authorized limits to date, pending full implementation of the

Philippine Clean Air Act of 1999, and we have not been involved in any major environmental incident. Under our 2000 Power Development Program, we are committed to:

   . optimize the use of indigenous and environmentally friendly energy resources which produce less harmful by-products;

   . encourage energy conservation; and

   . implement reforestation programs around our plants and the watersheds we maintain for hydroelectric and geothermal plants to preserve the natural environment.

   With the availability of electricity from new power plants, we are retiring several of our older oil-fired plants pursuant to our Power Development Program. Two of the plants to be retired are in the Metro Manila area where the Department of the Environment and Natural Resources is implementing more stringent emission standards. Due to the age of these plants, compliance with the new emission standards is not economically feasible.

   The Department of the Environment and Natural Resources requires us and our contractors to obtain an Environmental Compliance Certificate before embarking on any power project in the Philippines and to set aside an environmental guarantee fund for such projects. We have set aside an environmental guarantee fund of (Peso)50 million for our power plants and facilities.

   The Philippine Clean Air Act of 1999 provides for a comprehensive air pollution control policy. We are formulating the necessary compliance strategy for our power plants to address the requirements of the legislation. We do not expect compliance with this legislation to have a material effect on our financial statements or results of operations.

Research and Development

   Prior to 1997, we funded our own research and development efforts, which focused primarily on the development of new sources of energy, combustion technologies, the use of alternative fuels and processes to recycle waste products. In 1997, the DOE assumed all our research and development functions.

Litigation

   We have summarized below the most significant legal proceedings in which we are involved.

  Philippine Geothermal -- Service Contract Renewal

   In 1971, we entered into a service contract with Philippine Geothermal, a subsidiary of Unocal Corporation, for the exploitation of geothermal resources in Tiwi and Makban. The contract had a term of 25 years and was renewable for another 25 years at Philippine Geothermal's option. Before the contract expired in 1996, Philippine Geothermal informed us of its intention to renew the contract. We were, however, concerned that the contract's renewal might not be valid under the 1987 Philippine Constitution, which provides that only the President of the Philippines may enter into agreements with foreign-owned corporations involving financial or technical assistance for large-scale projects for exploration, development and utilization of minerals, petroleum and other mineral oils.

   In July 1996, Philippine Geothermal filed for arbitration with the International Chamber of Commerce, or ICC, against us and the Government. Philippine Geothermal sought (1) a declaration that it had validly exercised its right to renew the contract and (2) damages for alleged wrongful termination of the contract. We objected to the arbitration on grounds, among others, that the arbitration provision in the contract did not cover the dispute and that the constitutional issues implicated by the dispute were beyond the scope of the arbitration provision. The International Court of Arbitration of the ICC ruled that arbitration should proceed in Singapore before a three member arbitral tribunal. Both we and Philippine Geothermal filed various submissions with the arbitral tribunal. The tribunal decided to bifurcate the proceedings: it would first decide on whether it had jurisdiction over the case before proceeding to decide on the substantive issues in the case.

   In August 1996, we petitioned the Regional Trial Court of Quezon City for declaratory relief and, in December 1996, the Regional Court issued an order stating that the dispute should be resolved before a Philippine court rather than an ICC tribunal. Philippine Geothermal subsequently filed an appeal with the Philippine Court of Appeals to reverse the Regional Court's decision. The matter was pending before the Court of Appeals when we entered into an interim agreement with Philippine Geothermal. The interim agreement provided for Philippine Geothermal to continue operations in Tiwi and Makban in accordance with the terms of the expired contract pending resolution of the dispute. In November 1997, the ICC arbitral tribunal issued an interlocutory order that required the parties to continue implementing the interim agreement until the dispute was settled.

   Prior to January 2001, our case before the ICC was dismissed without prejudice and a joint motion to suspend the proceedings was filed by the parties in the Supreme Court. However, Philippine Geothermal indicated that it planned to revive the arbitration case and to demand payment for damages of US$600 million. Depositions of Philippine Geothermal's witnesses were taken in November 2001 in Los Angeles, California. As of July, 2002, we and Philippine Geothermal were negotiating a settlement of the dispute while the court cases continued to be suspended.

   On March 17, 2003, we signed a compromise agreement with Philippine Geothermal pursuant to which both parties agreed to a transition period followed by a new geothermal sales contract. Under the new contract, payments will be based on actual steam generated. However, the contract will not go into effect until we obtain approvals from the Supreme Court, the Commission on Audit, and other Government agencies.

  Claims by Electricity Distribution Cooperatives

   Certain electricity distribution cooperatives in the Philippines commenced legal action against us in 1984. They comprised the Ilocos Norte Electric Company, some members of the Federation of Electric Cooperatives of the Philippines and the Agusan del Norte Electric Company. They alleged that, in breach of our Charter, we calculated power rates such that increases in fuel prices and interest on foreign loans were wrongfully passed on to them. They claimed reimbursement for overpayments by them for power supplied in 1984. These cases are pending a decision from the ERC. The electricity cooperatives have not petitioned for a specific amount, but they have introduced evidence to allege a claim for (Peso)6.0 billion representing overpayments as of 1990. We have filed a demurrer with the ERC against the claims of the cooperatives.

  Other Proceedings

   We are also involved in other legal or administrative proceedings of a nature considered typical of our business, including litigation related to rates charged to customers, expropriation of properties and rights-of-way for our generation and transmission projects, and contractual claims. In addition, the Presidential Anti-Graft Commission in the Philippines is in the process of investigating former NPC President and current NPC senior Vice-President Roland Quilala, former Transco President Asisclo Gonzaga, former NPC Corporate Secretary Alberto Pangcog and former regional project manager Marcelino Abesamis in connection with charges of corruption involving a contract between NPC and an independent power producer. Mr. Gonzaga, Mr. Pangcog and Mr. Abesamis have since retired. Because of the nature of these proceedings, we are not able to predict the ultimate outcomes of these proceedings, some of which may be unfavorable to us. However, we do not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations.

Debt

  Domestic Debt


   Our domestic debt consists of obligations due to the Philippine Government and its Agencies and borrowings under short-term credit facilities with maturities of one year or less. As of December 31, 2002, we had outstanding domestic debt of (Peso)7.3 billion.

  External Debt


   The following table sets out our principal repayment schedule for the total amount of our committed external funded debt as of March 31, 2003.



                      Committed External Funded Debt/(1)/



                              US     Japanese      Other
        Year of Maturity    Dollars  Yen/(2)/  Currencies/(2)/   Total
        ----------------   --------  --------  --------------  --------
                                     (in millions of dollars)
        2003-2006......... $1,076.5  $  675.9      $627.3      $2,379.7
        2007..............    172.6     135.8        15.2         323.6
        2008-2012.........  2,785.8     934.8        51.8       3,772.3
        2013-2017.........    583.9     412.7        47.8       1,044.3
        Thereafter........    356.5     697.2        74.8       1,128.4
                           --------  --------      ------      --------
          Total........... $4,975.2  $2,856.3      $816.8      $8,648.3
                           ========  ========      ======      ========
        % of External Debt     57.5%     33.0%        9.4%          100%
                           ========  ========      ======      ========

--------

(1) Excludes our capital lease obligations which, as of March 31, 2003, were
    (Peso)27.8 billion (current portion) and (Peso)597.1 billion (long term portion). Of our $8.6 billion in total committed external debt, approximately $7.9 billion was outstanding as of March 31, 2003.

(2) We have converted amounts payable in currencies other than the US dollar to US dollars using the Bangko Sentral reference exchange rates as of March 31, 2003. The exchange rates used include the following: (Peso)53.53200 = $1.00, $0.008350 = 100 Japanese Yen, $0.551531 = 1 Deutsche Mark, $0.730514
    = 1 Swiss Franc, $1.078 = 1 Euro, $0.164447 = 1 French Franc, $1.5737 = 1
    Pound Sterling, $77.323700 = Kuwaiti Dinar, and $0.000794 = 100 Korean Won.




   We currently do not hedge foreign exchange exposures in our business or financing operations. As of March 31, 2003, approximately 58% of our external debt was denominated in US dollars and approximately 33% was denominated in Japanese yen. At such date, we had approximately $8.6 billion in committed facilities from foreign lenders, of which approximately $7.9 billion was outstanding. Substantially all of our foreign debt is guaranteed by the Government as to the payment of interest or principal or both.


   We believe that we have a good relationship with our principal lenders, namely the World Bank and the Asian Development Bank. As of March 31, 2003, we had approximately $826.2 million in loan commitments from the World Bank, of which approximately $543.2 million was outstanding, and we had approximately $1.4 billion in loan commitments from the Asian Development Bank, of which approximately $733.8 million was outstanding.

  Return on Rate Base Covenants

   We are required under loan agreements with lenders such as the World Bank, Asian Development Bank, Kreditanstalt fur Wiederaufbau ("KFW") and the Export-Import Bank of Japan (now called the Japan Bank of International Cooperation ("JBIC")) to achieve a minimum return on rate base of either 7% or 8% in our operating results. The return on rate base, according to the "Lender Formula" as set out in our agreements with these lenders, is calculated as our net operating income divided by the average current net value of fixed assets in operation at the beginning and end of the relevant period.

   In addition, we calculate our return on rate base according to the "Charter Formula" as set out in our current charter, which is the formula used to determine compliance with the Electric Power Crisis Act of 1993. The difference between the Lender Formula and Charter Formula is that the rate base under the Charter Formula includes two months of the average monthly working capital for each year. Inclusion of such working capital is not required under the Lender Formula. There are slight variations in computing the Lender Formula under our various loan agreements. For example, the World Bank and the Asian Development Bank have agreed that we may exclude from the rate base the plant assets acquired through build-operate-transfer contracts and under capital lease arrangements. This adjustment effectively increases the calculated return on rate base. No such agreement is in place with respect to other lenders.

   Our return on rate base in 2001 was 2.89% under the Lender Formula and 2.74% under the Charter Formula. This compares to our return on rate base in 2002 of 0.22% under the Lender Formula and 0.21% under the Charter Formula. The permitted level of our power rates is a key factor in enabling us to meet our minimum return on rate base under the Lender Formula. Conversely, in setting power rates we must ensure that our return on rate base under the Charter Formula does not exceed the maximum permissible return of 12% stipulated under the Electric Power Crisis Act.

   We satisfied the minimum return on rate base requirement in 1983, 1984, 1985, 1994 and 1996. Accordingly, we were in breach of the return on rate base covenants contained in certain loan agreements in 1986 through 1993, 1995 and 1997 onwards. We have obtained waivers or amendments to loan agreements with respect to such breaches from some of our lenders. Certain other lenders, who have not provided us with waivers or amendments to such loan agreements, have continued to provide us with financing notwithstanding our defaults. We expect our return on rate base to continue to be below the 7% or 8% level required by the terms of many of our outstanding foreign loans for the foreseeable future. This will result in continued return on rate base covenant defaults under a number of our foreign loans. As a result of such defaults, we intend to continue to request waivers of these defaults from the relevant lenders. We obtained waivers from all of our lenders with respect to the return on rate base covenant default for 1997, 1998, 1999 and 2000. With respect to our return on rate base covenant defaults in 2001, we have received a waiver from the Asian Development Bank. Also, effective in 2000 we agreed with the World Bank to delete the return on rate base covenant from our loan agreements with them. On May 6, 2002, we received a waiver from the Asian Development Bank with respect to our return on rate base covenant in all relevant agreements with them. We have not received waivers from JBIC or KFW for our return on rate base covenant defaults in 2001 or 2002. While we have been able to obtain waivers from our lenders in the past, there can be no assurance that our lenders will grant such waivers in the future.

  Debt Service Covenants


   We face significant cash requirements to fund debt repayments. As of March 31, 2003, our total external debt amounted to $8.6 billion, and such liabilities are expected to continue to grow as a result of our substantial borrowing program. Debt service cost for these loans amounted to (Peso)55.7 billion in 2002. We paid (Peso)30.6 billion in debt service costs in 1999,
(Peso)47.4 billion in 2000 and (Peso)41.3 billion in 2001.


   The peso's depreciation over the past several years has resulted in a substantial increase in our outstanding debt as reported in our financial statements and has increased our debt service costs. A number of our loan agreements contain provisions that prohibit us from incurring additional debt unless a reasonable forecast of our revenues and expenses shows that estimated revenues, during the term of the debt, will be at least 1.3 times the debt services requirements. Similarly, other loan agreements require us to maintain internal cash generation of at least 1.3 times our debt service requirements.


   In 2000, 2001 and 2002, we did not satisfy the minimum debt service covenants in our loan agreements with the Asian Development Bank, the World Bank, KFW and JBIC. On January 23, 2002, we submitted written letters requesting a waiver of the covenant to the Asian Development Bank and the World Bank. On May 6, 2002, we received a waiver from the Asian Development Bank in which they agreed to waive our debt service covenants from our existing loan agreements upon the granting of the concession contract to an experienced private operator who will finance, operate, expand, maintain and manage the transmission facilities that we will transfer to Transco upon completion of the privatization of our transmission facilities. We are required to meet a 1.0 times debt service coverage ratio until granting of the concession. After the granting of the concession,

PSALM will be required to maintain a debt service coverage ratio of 1.0 times and Transco will have to maintain a debt service coverage ratio of 1.0 times until 2008 and 1.3 times after 2008. With respect to JBIC, we submitted a letter on May 2, 2002 requesting a waiver of covenants that will allow us to incur additional indebtedness in 2002. We have yet to receive a response to this request. Since JBIC has indicated it will not include any waivers of covenants in its debt transfer documents, we submitted a draft letter requesting a separate waiver in November 2002, but have not yet received a response. We have not yet received a response from the World Bank with respect to our request for a waiver of our 2001 debt service covenants, and have not requested or received a waiver for our 2002 violations of those covenants. However, the World Bank has agreed to amend such covenants on the date of transfer of our debt so that PSALM shall only be required to maintain a debt service coverage ratio of 1.0 times. The new covenants for Transco are under negotiation. We have not requested and have not received waivers for our 2001 and 2002 debt service covenant violations with KFW. However, KFW has agreed to reduce our debt service coverage ratio to 1.0 times upon transfer of our assets to Transco. Because we have not received waivers of our debt service covenants from all of our lenders we are technically restricted from incurring additional debt under those agreements. Thus, our 2002 debt issuances violated such agreements and our 2003 debt issuances, including the debt being offered hereby, will violate such agreements.

  Restrictions on Transfer Covenants


   Pursuant to our privatization, we are transferring to PSALM, to the extent possible, all of our assets and our debt obligations under approximately 140 loan agreements and ten bond issues. The documentation relating to these loan agreements and bonds (together, the "Documents") contain a number of provisions that restrict the privatization. These can be broadly categorized as (i) provisions restricting the assignment/transfer of our debt obligations under the relevant Documents to PSALM, (ii) covenants restricting our ability to transfer our generation and transmission assets to PSALM, and therefore also restricting PSALM's ability to sell such assets to private investors and (iii) project specific covenants relating to the construction and operation of particular projects, which the relevant creditors have funded. As a result, we will need consents from our lenders to either waive any defaults or amend these provisions in the Documents to allow for the transfer of our assets and liabilities to PSALM. We are currently in the process of obtaining each of the consents necessary to allow us to transfer our assets and liabilities to PSALM. Such consents will have to be obtained from creditors including public bondholders, commercial banks and bilateral and multilateral creditors and bondholders. Approximately 90% of our commercial lenders, which together account for approximately 15% of our debt, have approved the transfer of debt to PSALM. We plan to prepay the outstanding amounts of our other commercial lenders. In addition, we conducted an exchange offer for our outstanding Yankee bonds and we will be conducting a consent solicitation for our outstanding Eurobonds. We received tenders in the exchange offer representing approximately 98.6% of the principal amount outstanding. To the extent that consents for the transfer of certain assets and liabilities cannot be obtained, such assets and liabilities will remain with us. Such assets will remain on our balance sheet, and such liabilities will be treated as stranded debt.


  Other Covenants

   Certain of our older loan agreements with the World Bank contain covenants which required us to form an entity to hold our transmission facilities by March 1997 and to submit a proposal to the Energy Regulatory Board to implement various tariff reforms by October 1996. We did not comply with these covenants, and there can be no assurance that the World Bank will not take action to enforce its rights with respect to this non-compliance.

   In addition, in connection with the issue of bonds by the Government in 1992 as part of its and our debt restructuring program, we made certain cash advances to the Bureau of the Treasury that may give rise to potential claims of breach of covenant that restrict our ability to secure debt. We obtained waivers for those cash advances from some, but not all, of the banks that are parties to the relevant agreements.

  Possible Consequences of Breach of Debt Service Covenants

   A number of our loan agreements and other debt instruments contain provisions that allow lenders to declare a default because of our covenant violations and accelerated repayment of indebtedness under those agreements or instruments. In addition, a number of our loan agreements contain cross-default provisions which provide the lenders the right to demand repayment of their loans if we are in default under other loan agreements. To date, we have not experienced any demand for early repayment as a result of acceleration of any of our loans or withholding of further advances as a result of any of the defaults or potential defaults described above.

   To the extent that any lender declared a default because of our covenant violations and accelerated repayment of indebtedness, we may not be able to meet such repayment obligations. The consequences of us not meeting a repayment obligation in this situation would most likely lead to cross defaults under our other outstanding debt obligations and calls for the Government to satisfy its guarantee obligations on such indebtedness.

  Debt Record

   We have not defaulted on the payment of principal or interest on any of our external debt within the past 20 years.

Payment Obligations to the Government

  Dividend Payments

   Our current charter requires us to use our profits to fund our capital expenditures, subject to the Philippine law requirement that 50% of all annual profits earned by Government corporations be paid to the Government as a dividend in the form of cash or stock. Prior to 1995, we declared all such dividends in stock and used the cash generated from net income to fund our capital expenditures. From 1995 through 1997, the Government required us to pay a portion or all of such dividends in cash. In 1997, we agreed with the Government that we would pay cash dividends with respect to net income for 1995 and 1996 aggregating (Peso)945 million, representing approximately 10% of net income for each of those years. In addition, we made an advance payment of
(Peso)1.5 billion, representing 50% of our estimated net income for 1997. We had a cash deficit and suffered a net loss from 1998 to 2002, and did not pay any cash dividend to the Government for those years. We do not expect to pay any dividend in 2003 or in any subsequent year until our financial performance improves.

  Guarantee Fees

   As with other Government corporations, we are required to pay a fee to the Government for its guarantee of our loans and other borrowings. This fee is currently set at 1.0% per year on the amount of outstanding loans or borrowings. As of December 31, 2002 we owed the Government guarantee fees amounting to (Peso)0.43 billion.

  Tax Status

  General

   Subject to the Bureau of Internal Revenue ruling dated May 13, 2002 (see "-- Taxes Related to Our Privatization") we are exempt from Philippine income tax pursuant to our current charter. However, we pay certain other taxes and duties, including taxes and duties on imports funded by cash generated from our operations and by commercial bank loans, as well as on interest income and imports of coal and oil. In addition, we are subject to local government taxes.

  Taxes Related to Our Privatization

   We requested a ruling from the Bureau of Internal Revenue with respect to the tax implications of our privatization. The BIR ruling affirmed that we would not be taxed on the transfer of our assets or liabilities to PSALM and Transco. On May 13, 2002, the BIR ruled that:

   . PSALM is not liable for income tax or value-added tax on the sale of its generation assets; however, the sale of real property by PSALM is subject to documentary stamp tax;

   . the tax consequences of the proceeds and concession fees to be received by Transco from the award of the concession to a qualified concessionaire (or concessionaires) will depend on the specific terms and conditions of the concession contract;

   . the Universal Charge collected by either the distribution utilities or PSALM will not form part of their taxable income; and

   . interest arising from our loans transferred to PSALM is exempt from income tax.

  Taxes and Duties on Local Petroleum Product Purchases

   Prices of petroleum products paid by us to local petroleum products suppliers include taxes and custom duties. However, we may claim refunds for such taxes and custom duties by filing a claim with supporting documentation to the Bureau of Internal Revenue or the Bureau of Customs. If these revenue agencies validate our refund claims, they will issue refunds to us in the form of tax credit certificates. We may use these certificates to settle our taxes and other payables to the Government such as import duties, Government advances or loan guarantee fees. Since 1992, the Government has not paid a substantial portion of the tax refunds owing to us or permitted us to use a substantial amount of tax credit certificates. As of December 31, 2002, we had approximately (Peso)5.3 billion of unpaid tax and duty refund claims and
(Peso)689 million of unutilized tax credit certificates.

Management and Employees

   Pursuant to the Electric Power Crisis Act of 1993, we were reorganized into five regional profit centers allowing for greater control and monitoring of regional operations and greater productivity. The regions correspond to the major geographical regions in which we operate, namely Luzon (which is itself broken down into Metro Manila, Northern Luzon and Southern Luzon), Visayas and Mindanao. Our reorganization was completed in 1994 and there have been no changes to our organization since the completion of our reorganization in 1994. In addition, we developed a scheme whereby employees of the regional profit centers would be entitled to bonuses based upon the performance of the center over a one-year period.

   Effective February 1, 2003, Roland S. Quilala was replaced by Rogelio M. Murga as President and Chief Executive Officer.

  Board of Directors

   Our Board members are as follows:

           Name                                    Position
-------------------------- ---------------------------------------------------------
Jose Isidro N. Camacho.... Chairman, Secretary of the Department of Finance
Vincent S. Perez.......... Vice-Chairman, Secretary of the Department of Energy
Rogelio M. Murga.......... Member, President and CEO of NPC
Emilia T. Boncodin........ Member, Secretary of the Department of Budget and
                           Management
Luis P. Lorenzo........... Member, Secretary of the Department of Agriculture
Elisea G. Gozun........... Member, Secretary of the Department of Environment and
                           Natural Resources
Romulo L. Neri............ Member, Director General of the National Economic and
                           Development Authority
Jose D. Lina.............. Member, Secretary of the Department of Interior and Local
                           Government
Manuel S. Roxas........... Member, Secretary of the Department of Trade and
                           Industry
Victor Gaudencio C. Garcia Corporate Secretary

   The business address of each member is Quezon Avenue, corner of Agham Road, East Triangle, Diliman, Quezon City, Metro Manila, Philippines.

  Management Committee

   As of February 14, 2003, our management committee is as follows:

              Name                                      Position
-------------------------------- ------------------------------------------------------
Atty. Victor Gandencio C. Garcia Corporate Secretary (Department Manager)
Josefina C. Montero............. Department Manager, Accounts Division
Juan Carlos J. Guadarrama....... Vice President Logistics
Pio J. Benavidez................ Senior Vice President, Generations and Watershed, Dams
                                 and Flood Forecasting Management
Melburgo S. Chu................. Vice President, Hydro Generation
Reynaldo J. Santiago............ Vice President, Geothermal Generation
Dr. Eduardo R. Eroy............. Vice President, Thermal Generation
Dr. Pasayud M. Macarambon....... Vice President, Mindanao Generation
Silvano C. Zanoria.............. Senior Vice President, Missionary Electrification and
                                 Technical and Maintenance Services
Lorenzo S. Marcclo.............. Vice President, Small Power Utilities Group
Danilo Sedilla.................. Vice President, Technical and Maintenance Services
Roland S. Quilala............... Senior Vice President, Corporate Sales
Froilan A. Tampinio............. Vice President, Sales and Services
Edmund P. Anguluan.............. Vice President, Finance, Human Resources and
                                 Administration
Atty. Rainier B. Butalid........ Vice President, Office of the General Counsel
Oscar C. Lorico................. Head, IPP Contracts Management

  Employees

   We have three employee associations: a union of rank-and-file employees, an association of supervisors, and an association of executives. Although membership is voluntary, almost all our employees belong to one of the associations. We have never experienced a serious dispute with any employee association.

   The privatization of the industry has affected all of our employees. On November 18, 2002, our Board of Directors passed a restructuring plan which substantially reduced our workforce in early 2003. In line with our restructuring plan, on February 28, 2003, we terminated our entire workforce of 11,182 employees. We have rehired approximately 3,800 of these employees to work for us, while 3,714 have been rehired to work for Transco and 29 to work for PSALM.

   As a result of our privatization, we have agreed to provide our employees with a separation package. Under the separation agreement, in addition to receiving a separation package, each employee will be entitled to 1.5 months of salary for every year of service with us. We expect the total cost of separation pay to be approximately (Peso)11.8 billion, all of which will be paid by us. We have begun to pay these separation benefits. The separation agreement also provides that each employee, depending on their expertise, will be transferred to one of the privatized companies under a short-term employment contract. Upon the expiration of their short-term contract, each employee will have the opportunity to re-negotiate their terms of employment with their private sector employer.

            ELECTRIC POWER INDUSTRY RESTRUCTURING AND PRIVATIZATION

Electric Power Industry Reform Act of 2001

  Overview

   The Government has a general policy to privatize Government corporations and established the Committee on Privatization to implement its privatization program. The Government plans to restructure and privatize the Philippine power industry with a view to achieving three primary objectives:

   . the transfer of the power sector from public to private ownership;

   . introduction of competition to the power generation and transmission sector; and

   . introduction of a stable regulatory framework for the electric power industry.

   Republic Act 9136 was signed into law by President Gloria Macapagal-Arroyo on June 8, 2001 and became effective on June 26, 2001. Officially named the Electric Power Industry Reform Act of 2001 (the "Act"), it was the first major legislation to be passed under the Arroyo administration. Its stated purposes are:

   . to ensure and accelerate the total electrification of the country;

   . to ensure quality, reliability, security and affordability of the supply of electric power;

   . to ensure transparent and reasonable prices of electricity in a regime of free and fair competition and full public accountability to achieve greater operational and economic efficiency and enhance the competitiveness of Philippine products in the global market;

   . to enhance the inflow of private capital and broaden the ownership base of the power generation, transmission and distribution sectors;

   . to ensure fair and non-discriminatory treatment of public and private sector entities in the process of restructuring the electric power industry;

   . to protect the public interest against unreasonable increases in the rates and unreliable services by electric utilities and other providers of electric power;

   . to assure environmentally safe energy sources and infrastructure;

   . to promote the utilization of indigenous and new and renewable energy resources in power generation in order to reduce dependence on imported energy;

   . to provide for an orderly and transparent privatization of our assets and liabilities;

   . to establish a strong and purely independent regulatory body and system to ensure consumer protection and enhance competitiveness in the electricity market; and

   . to encourage the efficient use of energy to meet electricity demand.

   The passage of the Act along with the satisfaction of additional conditions precedent, will facilitate the release of up to an additional $950 million in loans from multilateral agencies. Approximately $550 million of these loans is expected to be used for various interconnection projects, while the remaining $400 million is expected to be used by us and by the Government for its budgetary purposes.

  Implementing Rules and Regulations

   The IRRs were promulgated under the authority of the DOE to formulate, in consultation with relevant government agencies, electric power industry participants, non-government organizations, end-users and consumers, such rules and regulations as may be necessary to implement the objectives of the Act and pursuant to the exercise of such other powers as may be necessary or incidental to attain the objectives of the Act. The IRRs govern the relations and responsibilities of the electric power industry participants and governmental authorities, including the DOE, NPC, NEA, ERC and PSALM. On February 27, 2002, the Joint Power Commission approved and signed the IRRs. The IRRs set out, among other things, the responsibilities of each government entity involved in implementing the structural reforms for the power industry in the Republic.

   Pursuant to the IRRs, the DOE is assigned the task of supervising the entire power industry restructuring process. Under the IRRs, the DOE must prepare and update the Philippine Energy Plan ("PEP") and the Philippine Power Development Program ("PDP"). The PEP must include a policy direction towards privatization of government agencies related to energy, and must include the implementation of the Act. The PDP must be developed and integrated with the PEP, and must consider and integrate plans for the transmission, generation and distribution sectors of the electric power industry. The DOE must also integrate the transmission development plan, prepared by Transco, with the PEP and the PDP.

   The ERC has the responsibility to promote competition, encourage market development, ensure customer choice, and penalize abuse of market power in the electric power industry. The ERC will set transmission and distribution wheeling charges and retail electricity rates, including the Universal Charge to be imposed on all electricity end-users, subject to certain exceptions which we do not expect to be material to us. The IRRs also require the ERC to perform all other regulatory functions necessary to ensure the successful restructuring and modernization of the electric power industry. In particular, the ERC must implement rules and guidelines requiring generation companies and distribution utilities to offer no less than 15% of their common shares to the public before the end of 2006.

   The IRRs also include, in pertinent part:

   . an exemption for four years from the Universal Charge for households, hospitals and other medical facilities that have their own power generating facilities;

   . the elimination of value-added tax on the sale of electricity; and

   . the reaffirmation that our power supply contracts with distribution utilities and electric cooperatives will be respected.

  Proposed Amendments to the Act

   On May 21, 2002, a bill to amend various provisions of the Act was introduced in the Senate by members of the majority party, which supports the Arroyo administration. This bill, if passed, would, among other things:

   . grant the power of eminent domain to the buyer or concessionaire of our transmission business;

   . clarify that the Universal Charge would not be imposed on electricity output produced by a self-generation facility owned and operated by an end-user solely for its own consumption;


   . exempt certain of our customers from imposition of the PPA, and create a ceiling of (Peso)0.42 per kWh on the Universal Charge;


   . clarify that we, PSALM, Transco and any other entity created to privatize
     NPC's assets, will not be subject to national taxes, charges, fees and other assessments arising from the privatization of such assets

     (see "National Power Corporation -- Payment Obligations to the Government -- Tax Status -- Taxes Related to Our Privatization");

   . extend the life of PSALM from twenty-five years to thirty-five years; and

   . clarify that the Republic may guarantee the payment of obligations assumed by PSALM from us and that such guarantee should not count against the maximum amount that the Government is authorized to guarantee under existing laws.

   The majority party's bill to amend the Act is currently pending in Congress.

   The minority party in the Senate has also introduced legislation which differs in significant respects from the majority party's bill, including provisions which would reduce, and in some cases eliminate, the Universal Charge. Although we expect an amendment to the Act to be passed at some time in the future, we cannot predict the final form of the amendment, nor can we predict its effects on the privatization or our results of operations.

  Legal Challenges to the Act

   A group of non-governmental organizations filed a petition with the Philippine Supreme Court questioning the constitutionality of certain provisions of the proposed Act even before the Act became law. After the Act's enactment, these organizations filed a motion to amend their petition, but their motion was not acted on by the Philippine Supreme Court.

   We are also subject to a class action lawsuit, led by a former Senator, which challenges the constitutionality of certain provisions of the Act. Specifically, the plaintiffs are seeking nullification of Section 34 of the Act, which gives us the power to impose the Universal Charge. We believe this lawsuit is without merit and will be dismissed.

  Restructuring of the Electric Power Industry

   Our reorganization will occur through a restructuring of the electric power industry, including the creation of a new regulatory framework, the setting up of certain transition mechanisms to minimize economic dislocation and the establishment of various open market devices to promote free and fair competition. For a discussion of the transition mechanisms, see "-- Open Market Devices."

   The following chart shows the existing structure of the electric power industry.

                          Existing Industry Structure

                                  [FLOW CHART]


Our Plants             Independent
                      Power Plants

Transmission System (Operated by Us)

                        Distributors

Large Users             Consumers

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

   The Act divides the electric power industry into four sectors including generation, transmission, supply and distribution. The generation and supply sectors will be competitive while the transmission and distribution sectors will remain regulated. The following diagram shows the new structure of the electric power industry as required under the Act.

                          Proposed Industry Structure

                                  [FLOW CHART]

DOE     =   Department of Energy
DUs     =   Distribution Utilities
ECs     =   Electricity Cooperatives
ERC     =   Energy Regulatory Commission
GENCOs  =   Any entity authorized by the ERC to operate facilities to generate electricity
JCPC    =   Joint Congressional Power Commission
NEA     =   National Electrification Administration
NPC     =   National Power Corporation
PUs     =   Production Utilities
SPUG    =   Small Power Utilities Group
Transco =   National Transmission Corporation
WESM    =   Wholesale Electricity Spot Market

Organization and Operation of the Power Industry

  Overview


   The Act provides a framework for the organization and operation of the electric power industry in connection with its restructuring. It mandates that the industry be divided into four sectors, and provides rules for each sector. These four sectors are:


   . Generation. The Act states that power generation is not to be considered a public utility operation. Thus, generation companies are not required to secure a national franchise, and there are no restrictions on the ability of non-Filipinos to own and operate generation facilities. These companies must, however, obtain a certificate of compliance from the ERC, and they will be subject to the ERC's rules and regulations on abuse of market power and anti-competitive behavior. Once open access rules are promulgated, retail prices charged by generation companies will be determined by competition and the prices charged by generation companies for the supply of electricity will not, as a general rule, be subject to regulation by the ERC.

   . Transmission. Our privatization will involve the transfer of our electricity transmission function to Transco. See "Power Sector Assets and Liabilities Management Corporation -- Privatization Mechanisms -- Transfer of Our Transmission Assets to Transco" for a discussion of the timing and mode of transfer of our transmission assets to Transco.


     Transco will act as the system operator of the nationwide electrical transmission and sub-transmission system. Transco's principal function is to ensure and maintain the reliability, adequacy, security, stability and integrity of the nationwide electrical grid in accordance with the Philippine Grid Code. Transco will provide open and non-discriminatory access to its transmission system, at rates regulated by the ERC, to all electric power industry participants.


   . Distribution. The distribution of electricity to end-users will be a regulated common carrier business requiring a national franchise from the Philippine Congress. However, with respect to cooperatives, responsibility for the approval, renewal and cancellation of their franchises shall remain with the NEA for five years from enactment of the Act. Distribution of electric power to all end-users may be undertaken by private distribution utilities, cooperatives, local government units presently undertaking this function, and other duly authorized entities, subject to regulation by the ERC.


     Distribution utilities will have the obligation of providing distribution services and system connections for any end-users within its franchise area consistent with the Philippine Distribution Code. They must provide open and non-discriminatory access to the distribution system to all end users. Distribution utilities will be entitled to impose and collect distribution wheeling charges and connection fees from such end-users as approved by the ERC.



   . Supply. Supply of electricity means the sale of electricity by a party other than a generator or a distributor in the franchise area of a distribution utility using the wires of such distribution utility. As with electricity generators, suppliers do not have to obtain a local or national franchise but must secure a license from the ERC and will be subject to the rules and regulations to be promulgated by the ERC regarding abuse of market power and other anti-competitive or discriminatory behavior.


  Creation of the New Regulatory Framework

  Creation of the ERC

   The Act created the ERC, an independent, quasi-judicial regulatory body to promote competition, encourage market development, ensure customer choice, and penalize abuse of market power. The ERC is composed of a chairperson and four members to be appointed by the President.

   Among the ERC's key functions are to:


   . enforce the IRRs and the Act;


   . promulgate and enforce a National Grid Code and a Distribution Code which will include, among others, performance and financial capability standards;

   . enforce the rules and regulations governing the operations of the Wholesale Electricity Spot Market (see "-- Open Market Devices -- Wholesale Electricity Spot Market");

   . determine the level of cross-subsidies in the existing retail rate until the cross-subsidies are removed;

   . amend or revoke, after due notice and hearing, the authority to operate of any person which fails to comply with the Act, the IRRs, or any of its orders or resolutions;

   . establish and enforce a methodology for setting transmission and distribution wheeling rates and retail rates for the captive market of a distribution utility;


   . exercise original and exclusive jurisdiction over all cases contesting rates, fees, fines and penalties imposed by the ERC;


   . oversee certain regulatory aspects of Transco's operations;

   . set a lifeline rate for marginalized end-users;

   . monitor and penalize abuse of market power, cartelization, and anti-competitive or discriminatory behavior by any electric power industry participant;

   . grant, revoke, review, or modify certificates of public convenience and/or necessity, licenses or permits of franchised electric utilities;

   . act on applications for cost recovery and return on demand-side management projects; and

   . ensure generally the successful restructuring and modernization of the electric power industry.


   On October 7, 2002, ERC Commissioner Leticia Ibay was appointed as acting ERC chairperson. She replaced Fe Barin, who was appointed to the Monetary Board after a five-year term at the head of the energy regulatory agency. We cannot predict what effect the appointment of a new ERC chairperson may have on the ERC's policies and rulings. See "National Power Corporation -- Power Rates -- Recent Reduction in Basic Rates and the PPA."


  Role of the DOE

   In addition to its existing powers and functions, the DOE is mandated by the Act to supervise the restructuring of the electric power industry. Under the Act, the DOE shall:


   . formulate policies for the planning and implementation of a comprehensive program for the economical use of energy;



   . prepare and update annually the PEP and the PDP, and integrate the PDP into the PEP;


   . ensure the reliability, quality, and security of supply of electric power;


   . exercise supervision and control over all government activities pertaining to energy projects;


   . encourage private investments in the electricity sector and promote development of indigenous and renewable energy sources for power generation;

   . facilitate reforms in the structure and operations of distribution utilities for greater efficiency and lower costs;

   . promote incentives to encourage industry participants, including new generating companies and end-users, to provide adequate and reliable electric supply;

   . undertake (in coordination with us, the ERC, NEA and the Philippine
     Information Agency) a campaign to educate the public on the restructuring of the electricity sector and the privatization of our assets;

   . establish the WESM in cooperation with the electric power industry participants, and formulate rules governing its operations;

   . create and facilitate free and active private sector participation and investment in all energy activities;

   . assist in the management of energy research and development programs for the optimal development of energy production and utilization technologies;

   . provide incentives, penalties, and other programs to encourage the judicious and efficient use of energy;

   . promote development of non-conventional energy systems and the commercialization of their applications;

   . ensure that the regions and localities which host energy resources and generation facilities directly benefit from their resources and facilities, to the extent that other regions and localities are not deprived of their energy requirements; and

   . encourage the widest possible public ownership of privately-owned energy corporations.

  Joint Congressional Power Commission


   The Joint Power Commission, created under the Act, consists of 14 members from the Senate and the House of Representatives. Under the Act, the Joint Power Commission, pursuant to proposed legislation, shall:


   . monitor and ensure the proper implementation of the Act;

   . endorse PSALM's initial privatization plan for approval by the President;

   . ensure transparency in public bidding procedures regarding the privatization of our generation and transmission assets;

   . evaluate the adherence of industry participants to the Act's objectives and timelines;

   . determine inherent weaknesses in the law and recommend necessary remedial legislation or executive measures; and

   . perform such other duties and functions as may be necessary to attain its objectives.

Transition Mechanisms

  Missionary Electrification

   Notwithstanding the privatization of our assets and IPP contracts, we will remain a Government owned and controlled corporation responsible for generating and delivering power in areas that are not connected to the transmission system. The missionary electrification function will be carried out through the Small Power Utilities Group ("SPUG"), and will be funded with revenues from missionary areas and from the Universal Charge.

  Conversion of Electric Cooperatives

   Electric cooperatives are given the option to convert either into a stock cooperative under the Cooperatives Development Act or into a stock corporation under the Corporation Code. PSALM will assume all outstanding financial obligations of electric cooperatives to NEA and to other Government agencies incurred for the purpose of financing the rural electrification program. However, within five years of the assumption of debt, any electric cooperative which transfers ownership or control of its assets, franchise, or operation must repay PSALM the debt assumed, including accrued interest.

  Universal Charge


   The Act states that within one year from its effective date, the ERC shall calculate and impose a Universal Charge on all electricity end-users. As of December 1, 2002, the Universal Charge had not yet been imposed (apart from its environmental charge component and with respect to missionary electrification) pending the outcome of a lawsuit challenging the constitutionality of the Universal Charge. See "Electric Power Industry Reform Act of 2001 -- Legal Challenges to the Act." The Universal Charge is intended to:


   . pay for stranded debt in excess of the amount assumed by the Government and our stranded contract costs as well as qualified stranded contract costs of distribution utilities resulting from the restructuring of the industry;

   . provide power generation and its associated power delivery systems to areas that are not connected to the transmission system, also known as missionary electrification;


   . equalize the taxes and royalties applied to indigenous or renewable sources of energy with those applied to imported energy fuels; and


   . account for all forms of cross-subsidies (for a period not exceeding three years).


   Under the Act, the Universal Charge shall also include an environmental charge equivalent to one-fourth of one centavo per kilowatt-hour ((Peso)0.0025/kWh) which shall accrue to an environmental fund to be used solely for watershed rehabilitation and management. The environmental fund shall be managed by us under existing arrangements. The environmental component of the Universal Charge is currently being imposed.



   The ERC has stated that the Universal Charge will not replace the GRAM, but that there will be no double recovery. See "National Power Corporation -- Power Rates -- Implementation of the GRAM and the ICERA."


   Like the PPA and the GRAM, the Universal Charge has come under intense public and political scrutiny. While the Arroyo administration recently announced that as a matter of policy the Universal Charge would need to be implemented, there is still opposition from various members of the legislative branch and from the public as to any imposition of the Universal Charge. There has also been legislation introduced by the opposition in the Senate that seeks to reduce the maximum allowable rate of and in some instances remove, the Universal Charge. It is unclear in what form the currently proposed legislation will be passed. See "-- Electric Power Industry Reform Act of 2001 -- Proposed Amendments to the Act". If the Universal Charge is significantly lower than the amount necessary to cover the liabilities described above or if it is eliminated, PSALM will need to rely on funding from other sources to continue operations.

  Stranded Costs

   Our "stranded costs" consist of stranded debt and stranded contract costs. Stranded debt refers to our debt obligations that will remain unpaid after the disposal and transfer of our assets. Stranded contract costs refer to the differences between the costs of electricity to us under existing supply contracts and the actual market prices of electricity following our privatization.

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   To pay for a portion of our stranded costs, as mandated by the Act, the
Government will directly assume up to (Peso)200 billion of our financial obligations. We expect that our remaining stranded debt and stranded contract costs will be recovered from all electricity end-users (with some minor exceptions) through the Universal Charge. Under the Act, the recovery of stranded costs shall be implemented over a period of 15 to 25 years, and the ERC is to annually review the amount of the charge.


   In particular, stranded contract costs of distribution utilities refer to the excess of the contracted cost of electricity over the actual selling price of the contracts in the market. Within a year of implementation of open access to distribution wires, distribution utilities must file an application with the ERC to recover their stranded contract costs. The ERC shall then determine the reasonable amounts to be recovered, as well as the manner and duration of full recovery of stranded costs. As with our stranded costs, the ERC shall conduct an annual review of the reasonableness of the level of charges related to the recovery of stranded costs.

Open Market Devices

   The Act establishes the following open market devices to create a regime of free and fair competition, to ensure full public accountability, and to achieve greater economic and operational efficiency.

  Wholesale Electricity Spot Market.

   Under the Act, the DOE is required to establish the Wholesale Electricity Spot Market ("WESM"), which WESM is expected to provide an efficient, competitive, transparent, and reliable market for the sale and purchase of electricity in the Philippines. The price of electricity determined under the WESM will be used to value our assets during the privatization process. Therefore, implementation of the WESM is an essential prerequisite to our successful privatization.

   In cooperation with electric power industry participants, the DOE is required to formulate detailed rules for the WESM within one year of the Act's effective date. These rules will provide a mechanism to set electricity prices that are not covered by bilateral contracts between electricity buyers and sellers. The price determination mechanisms will be subject to ERC approval.

   The WESM will be implemented by a "market operator". The market operator will include the DOE as well as equitable representation from electric power industry participants. The market operator will initially fall under the administrative supervision of Transco. Then, no later than one year after the establishment of the WESM, an independent entity will be formed to take over the functions, assets, and liabilities of the market operator.

   A working group chaired by the DOE recently determined that an interim spot market, which is intended to test WESM systems and procedures, educate energy industry participants, and establish bid benchmarks, can be established. The interim market is expected to be functioning by late June 2003. In October 2002, the PSALM Board of Directors approved the provision of financial and project-management assistance to the DOE in establishing the interim market, and approved the establishment of an electricity trading and risk management group. PSALM has requested that the interim WESM and the trading group be financed from a development project fund from Kreditanstalt fur Wiederaufbau ("KFW"). An endorsement from the Department of Finance and approval from KFW are both necessary for the KFW funds to be used for the interim WESM. The software and hardware systems for the interim market have been completed and participant training is currently being undertaken. We currently expect the WESM to begin operations during the fourth quarter of 2003 or as soon as is otherwise practicable.

  Retail Competition and Open Access

   Retail competition and open access on distribution wires is expected to be implemented no later than June 2004, subject to the following conditions:

   . establishment of the WESM;

   . approval of unbundled transmission and distribution wheeling charges;


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   . removal of cross-subsidies;
   . privatization of at least 70% of the total capacity of our generating assets in Luzon and Visayas; and
   . transfer of the management and control of at least 70% of the total energy output of power plants under contract with us to the IPP Administrators. See "Power Sector Assets and Liabilities Management Corporation -- Privatization Mechanisms -- Transfer of Our Generation and Other Disposable Assets to PSALM."


   For electric cooperatives, retail competition and open access shall take place not earlier than five years from the date the Act became effective.


  Unbundling of Rates and Removal of Subsidies


   The Act provides that our rates must be unbundled between transmission and generation rates and that the rates shall reflect the respective costs of providing each service. Inter-grid and intra-grid cross-subsidies for both the transmission and generation rates must be removed in accordance with the Act. Similarly, distribution utilities are required to file revised rates with the ERC for their approval. The distribution wheeling charge will be unbundled from the retail rate and the rates must reflect the respective costs of providing each service. For both the distribution retail wheeling and supplier's charges, inter-class subsidies will be removed in accordance with the Act.


   In June 2002, the ERC, after reviewing our unbundling petition, denied our request to revise our basic rates upwards by (Peso)0.17 per kWh and instead ordered us to reduce our basic rates by (Peso)0.07 per kWh before the end of September 2002. In its ruling issued in June, 2002, the ERC ordered us to file an updated application detailing our most recent fuel and purchased power costs. On September 6, 2002, after we had filed the required update, the ERC ordered us to ignore the overall rate increase imposed in their June ruling and to reduce the generation-related portion of our rates by (Peso)1.10 in Visayas,
(Peso)0.27 in Luzon and (Peso)0.40 in Mindanao. We filed a motion for reconsideration of this order. However, in late September, 2002, our transmission and generation rates were unbundled. In connection with this unbundling, the ERC further lowered our generation rate in September 2002. In April, 2003, we filed an application with the ERC to recover fuel and purchased power costs under the GRAM. However, the generation rates the ERC set in May 2003, in response to our application, are significantly lower than the rates we had requested, and we have filed for a motion for reconsideration of the revised rates with the ERC. See "-- National Power Corporation -- Power Rates -- Implementation of the GRAM and the ICERA." In addition, on May 29, 2003, the ERC promulgated new rules on transmission wheeling rates. While we cannot predict our transmission rates under the new rates, we expect the revised rates, which incorporate a performance-based rate setting methodology, will not be materially different from our current transmission rates. See "National Power Corporation -- Power Rates -- Recent Reductions in Basic Rates and the PPA."

   The Act states that cross-subsidies shall be phased out of the Universal Charge over a period not exceeding three years from the establishment by the ERC. However, the ERC may extend the period for the removal of cross-subsidies for a maximum of one year if it determines there will be a material adverse effect upon the public interest or an irreparable financial adverse effect on a distribution utility.

   The Act also provides for socialized pricing mechanisms to be set by the ERC for low-income captive market end-users who cannot afford to pay the full cost of electricity. These users will be exempt from the cross-subsidy phase for a period of 10 years, unless extended by law.

  Reduction of Taxes and Royalties on Indigenous Energy Resources

   To equalize prices between imported and indigenous fuels, the Act mandates that the President reduce the royalties, returns and taxes collected for the exploitation of all indigenous sources of energy to effect parity of tax treatment with existing rates for imported fuels. We believe that lower rates for end-users will result from the ERC reducing the rates of power from all indigenous sources of energy.

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  Cross-Ownership, Market Power Abuse and Anti-Competitive Behavior


   The Act prohibits cross-ownership between generation companies or distribution utilities, including related parties and interests, with Transco or its concessionaires or their related parties or interests. Other safeguards adopted to promote market competition include:


   . No company or related group can own, operate or control more than 30% of the installed generating capacity of a grid or 25% of the nationally installed generating capacity.

   . For the purpose of preventing market power abuse between associated firms engaged in generation and distribution, no distribution utility is allowed to source from bilateral power supply contracts more than 50% of its total demand from an associated firm engaged in generation. This limitation does not apply to contracts entered into prior to the effectivity of the Act.

   . For the first five years from the establishment of the WESM, no distribution utility may obtain more than 90% of its total demand from bilateral power supply contracts.


   Grids not connected to the high-voltage transmission system are exempted from these restrictions.


  De-Monopolization and Shareholding Dispersal in Distribution Utilities

   The Act provides that, in compliance with the constitutional mandate for dispersal of ownership and de-monopolization of public utilities, holdings in a distribution utility and its respective holding companies cannot exceed 25% of the voting shares of stock unless the utility, the company holding the shares, or its controlling stockholders are already listed in the Philippine Stock Exchange. However, those rules on de-monopolization and share dispersal will not apply to electric cooperatives.

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          POWER SECTOR ASSETS AND LIABILITIES MANAGEMENT CORPORATION

Overview

   PSALM was formed on June 26, 2001 under Section 49 of the Act. In the absence of a separate charter, the Act and the IRRs are PSALM's charter. As such, the continuing existence and status of PSALM is a matter for legislative action, and PSALM may be dissolved only by an act of Congress. PSALM's principal executive offices are located at 2nd Floor, SGV II Building, Ayala Avenue, Makati City, Metro Manila, Republic of the Philippines.

   PSALM, which is wholly-owned by the Government, was created to manage the orderly sale, disposition and privatization of our generation assets, liabilities, contracts with IPPs, real estate, and other disposable assets. PSALM's objective is to liquidate all of our financial obligations and stranded contract costs in an optimal manner. To accomplish this, PSALM has, among others, the following powers:

   . to take title to and possession of our generation assets, and to sell or dispose of these assets;

   . to take title and possession of our IPP contracts, and to appoint qualified independent entities ("IPP Administrators") to administer, conserve, and manage contracted energy output;

   . to restructure and assume our stranded debt;

   . to liquidate our stranded contract costs; and

   . to calculate the amount of our stranded debt and stranded contract costs for use by the ERC in calculating the Universal Charge.

   PSALM was funded through our internal cash generation for calendar years 2002 and will be so funded for calendar year 2003 pursuant to the General Appropriations Act. Thereafter, PSALM will submit its own operating budget to the Department of Budget and Management for approval. The approved budget will be funded through its revenues, borrowings and proceeds received from the privatization and disposition of assets.

   Although there is a proposed amendment to the Act which would, among other things, increase PSALM's term of existence to 35 years, under the current law, PSALM's corporate existence is for 25 years. It is expected that by the end of its term of existence PSALM will have sold or privatized all of our generation assets, liabilities, contracts with IPPs and other disposable assets and will have liquidated all of our financial obligations and stranded costs. After PSALM's term of existence ends, any remaining assets and liabilities on PSALM's balance sheet will be assumed by the Government.

Capitalization and Financial Matters

   The capital structure of PSALM is mandated by the Act and will consist of all of the assets transferred to PSALM from us and from the Government including PSALM's initial budget of (Peso)87.4 million for 2001 and (Peso)429.1 million and additional contributions for our operating requirements of
(Peso)228 million for 2002. These transfers will be treated as equity contributions from the Government on PSALM's opening balance sheet. Under the Act, PSALM is also required to assume all of our liabilities, other than stranded costs. These liabilities will be considered deferred assets to the extent such liabilities exceed the total assets transferred to PSALM.

   The assets of PSALM will comprise the following:

   . our generation assets, real estate, IPP contracts, other disposable assets, proceeds from the sale or disposition of our assets, and any residual assets;

   . transfers from the Government, including the (Peso)200 billion in assumed liabilities which is expected to be transferred to PSALM annually in seven annual installments beginning in 2004;

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   . proceeds from loans incurred to restructure or refinance our transferred liabilities;


   . proceeds from the Universal Charge allocated for our stranded costs and stranded debts;


   . revenues from plants which PSALM will continue to own;


   . net profit from Transco;



   . official assistance, grants and donations from external sources; and



   . other sources of funds as may be determined by PSALM.


   The liabilities of PSALM will comprise the following:

   . our transferred liabilities;
   . our stranded contract costs;
   . liabilities transferred from the Government; and . any newly incurred liabilities.

   As Government owned and controlled corporations, we and PSALM are required to adopt Philippine GAAS as implemented by COA, the official auditor for the Government and all state-owned entities in the Philippines. However, in preparation for the privatization of our assets, we engaged independent accounting advisors to review our financial statements and the appropriateness of our current accounting policies. Based on this advice, PSALM may decide to prepare its financial statements in accordance with both GAAS and Philippine GAAP. Philippine GAAP differs in certain significant respects from GAAS. As a result, if PSALM decides to prepare its financial statements in accordance with Philippines GAAP, PSALM will be required to make several adjustments to its Philippine GAAS financial statements. These adjustments would significantly reduce the value of our assets on a pro-forma basis for 2000, 2001 and 2002.

   In addition, the realizable value of certain of our assets is lower than the stated or book value of those assets. As a result, upon approval of COA we will have to write-down the value of these assets, which may lead to a significant reduction in the stated or book value of those assets. We also believe that there are differences between our recorded assets and our actual physical assets which have led to an overstatement of the value of our assets. As a result, when these differences are reconciled, we will have to make downward adjustments to the stated or book value of certain of our assets. We have not firmly determined the amount of any Philippine GAAP adjustments for asset write-downs, or when these changes would be made.

   PSALM does not have as a public policy objective the maximization of profits. However, PSALM must seek to maximize the value of all assets it sells. All earnings of PSALM from the operation and sale of our transferred assets, together with up to (Peso)200 billion from the Government, will be used to pay the liabilities transferred to PSALM. The (Peso)200 billion infusion is expected to be made in seven annual installments beginning in 2004. It is expected that any shortfall between PSALM's earnings and payment obligations will be offset by the Universal Charge.

Privatization Mechanisms

  Transfer of Our Generation and Other Disposable Assets and Our Liabilities to PSALM

  PSALM Deed

   Pursuant to Section 49 of the Act, which governs the transfer of our existing generation assets, liabilities, IPP contracts, real estate and other disposable assets to PSALM, a deed providing for this transfer (the "PSALM

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Deed") was executed by our president and the president of PSALM on December 21,
2001. Section 5 of the PSALM Deed provides that the transfers of our assets and the assumption of our liabilities will only take effect on the date at which all the conditions precedent contained in the PSALM Deed are either fulfilled or waived by the parties (the "PSALM Transfer Date").

  Transfer of Assets.

   The PSALM Deed provides for the transfer of all of our rights, titles and interests regarding all of our generation facilities, leases, easements, inventory, operating and power supply contracts, idle assets, and other miscellaneous facilities. A complete inventory of what we are to transfer to PSALM is contained in schedules attached to the PSALM Deed.

   However, the PSALM Deed also provides that we will retain ownership over certain assets, including (i) those assets that will be used by SPUG in pursuing its missionary electrification function, (ii) certain real property to be enumerated in the PSALM Deed, (iii) assets being transferred to Transco,
(iv) all IPP contracts, and (v) all of our assets that are used exclusively in connection with electric generation facilities owned by IPPs or used in support of our obligations to one or more IPPs.

   To comply fully with the Act, IPP contracts will be transferred to PSALM as soon as all the legal and financial issues have been resolved.

  Assumption of Liabilities.

   In addition, the PSALM Deed provides for the assumption by PSALM of certain of our liabilities including loans, bonds and other debts (identified in schedules attached to the PSALM Deed) as well as all liabilities and obligations arising under operating and power supply contracts.

   However, certain liabilities shall remain our sole responsibility and shall be retained, paid, performed and discharged by us, including:

   . any liability arising out of, or relating to, activities or services occurring, or sold or otherwise provided prior to the PSALM Transfer Date;

   . any liability under any operating contract transferred to PSALM that arises out of or relates to any breach that occurred prior to the PSALM Transfer Date;

   . any liability under any contract or agreement not transferred to PSALM;

   . any environmental, health and safety liability arising out of or relating to the operation of our business, or our leasing, ownership or operation of real property;

   . any liability under employee plans or relating to payroll, vacation, sick leave, worker's compensation, unemployment benefits, retirement and pension benefits, separation benefits, employee stock option or profit-sharing plans, health care plans or benefits or any other employee plans or benefits of any kind for our employees or former employees or both;

   . any liability under any employment, severance, retention or termination agreement with any of our employees;

   . any liability arising out of our employee grievance procedure whether or not the affected employee is subsequently hired by PSALM;

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   . any liability arising out of or that is the subject of any proceeding pending as of the PSALM Transfer Date;

   . any liability arising out of or that is the subject of any proceeding commenced after the PSALM Transfer Date and arising out of or relating to any occurrence or event happening prior to the PSALM Transfer Date; and

   . any liability arising out of or resulting from our non-compliance with any legal requirement or order of any governmental entity.

  Conditions Precedent.

   The transfer of our assets and the assumption of our liabilities will not take effect until all of the conditions precedent outlined in the PSALM Deed are either fulfilled or waived by us and PSALM.


   One of the conditions precedent is that we and PSALM enter into an operation and maintenance agreement. This operation and maintenance agreement will set out the terms under which we will operate and maintain certain assets which are transferred to PSALM before they are sold. Currently, we are still negotiating the terms and conditions of the operation and maintenance agreement with PSALM.


   Another condition precedent is that we and PSALM enter into assignment and assumption agreements necessary to effectively transfer our rights and obligations to PSALM arising under any contract, agreement, indenture, bond or other instrument in accordance with the law governing such instrument.

   It is also necessary that the conditions precedent in the Transco Deed be fulfilled or waived so that the Transco Deed becomes effective on the PSALM Transfer Date.

   Under the PSALM Deed, we must also continue to procure and maintain the appropriate insurance for the assets transferred under the PSALM Deed as may be required by standard industry practice. The PSALM Deed also requires that PSALM be named as a co-insured party on all property insurance covering the transferred assets.

   We are now in the process of fulfilling all conditions precedent required by the PSALM Deed to the transfer of assets and the assumption of liabilities under the PSALM Deed. The parties may opt to waive compliance with any of the conditions precedent. However, we cannot assure you that these conditions precedent will be met in the near future or at all.

  Privatization of Our Generation and Other Assets

   In December 2001, PSALM submitted its privatization plan to the Joint Power Commission. PSALM received the final endorsement of the plan by the Joint Power Commission in August 2002, and received approval of the plan by the President in October 2002.

   Some of the guidelines adopted for the privatization are as follows.

   . The participation by Filipino citizens and corporations in the purchase of our assets shall be encouraged.

   . Our plants, our IPP contracts assigned to IPP Administrators, related assets, and assigned liabilities will be grouped to promote the viability of the resulting generation companies, ensure economic efficiency, encourage competition, foster reasonable electricity rates, and optimize returns to the government from the sale and disposition of such assets in a manner consistent with the objectives of the Act.

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   . The Agus and the Pulangui power generation complexes in Mindanao may not be privatized until 10 years after the effective date of the Act.

   . The steam field assets and generating plants of each geothermal complex will be sold as one package.

   . No later than three years from the effective date of the Act, and in no case later than the initial implementation of open access, at least 70% of the total capacity of our generating assets and of the power plants under contract with us located in Luzon and Visayas should be privatized, provided that any unsold capacity should be privatized not later than eight years from the effective date of the Act.

   . PSALM may generate and sell electricity only from undisposed generating assets.

   . IPP contracts and PSALM shall not incur any new obligations to purchase power through bilateral contracts with generation companies or other suppliers.

   In the grouping of our generation assets and IPP contracts, we will aim to:

   . promote competition;

   . attract local and international investors with a range of small and large assets;

   . achieve management and operational synergy through portfolios of plants and IPP contracts; and

   . maximize value to both potential investors and to the Government.

  Creation of Transco

   Transco, which is wholly owned by PSALM, was created pursuant to the Act. Transco is expected to assume our electrical transmission function. Our transmission assets will be privatized through a concession contract. The sub-transmission assets will be operated and maintained by Transco. Once sold, the distribution utilities will operate, maintain and upgrade these assets. PSALM will assume all liabilities related to our transmission and sub-transmission assets.


   Transco's powers are exercised through a seven-member Board of Directors. The Secretary of the Department of Finance acts as the Chairman of the Board of Directors. The other members include the Secretary of the Department of Energy, the Secretary of the Department of Environment and Natural Resources, the President of Transco and three other members, representing Luzon, Visayas and Mindanao, to be appointed by the President.


   As a Government-owned corporation, Transco will prepare financial statements in accordance with GAAS and its financial statements will be audited by the COA.

  Transfer of Our Transmission Assets to Transco

   Pursuant to the Act, we are required to transfer to Transco all of our transmission and sub-transmission facilities, our nationwide franchise for the operation of the transmission system and the grid and all other assets related to our transmission operation. A deed providing for such transfer (the "Transco Deed") was executed by our president and the president of Transco on December 21, 2001. The Transco Deed provides that the transfer of each of our assets to Transco will take effect on the date on which all the conditions precedent contained in the Transco Deed are either fulfilled or waived by the parties thereto.

   Our transmission and sub-transmission assets include operating contracts, personal properties, transferable warranties and guarantees, infrastructure work in progress, and other miscellaneous facilities and inventory.

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Assets to be transferred to Transco also include intellectual property, as well as causes of action against third parties relating to any of the assets that will be transferred by us to Transco. All assets that we are to transfer to Transco will be enumerated in schedules to be attached to the Transco deed. We are currently finalizing the schedules to be attached to the Transco Deed.

   The Transco Deed also provides that we will retain ownership over certain assets, including those assets that will be used by SPUG in pursuing its missionary electrification function, and assets that we will need to fulfill our obligations arising out of any IPP Contract.

   The conditions precedent to the transfer of assets from us to Transco include the following:

   . Each owner of land burdened by an easement enjoyed by us must consent to the transfer to Transco, unless the easement is freely transferable.

   . For certain of the operating contracts to be transferred by us, we and Transco must enter into assignment and assumption agreements necessary to effectively transfer our rights and obligations to Transco arising under any contract, agreement, indenture, bond or other instrument in accordance with the law governing that instrument.

   . We and Transco must enter into an agreement which provides for the assignment of our transmission employees to Transco.

   . Insurance with respect to the assets that have been transferred to Transco must be properly apportioned.

   . The transfer date of the PSALM Deed must be achieved on the day that our board of directors and that of Transco authorize the execution and delivery of the Transco Deed.

   We are now in the process of fulfilling all the conditions precedent contained in the Transco Deed. However, we cannot assure you that all these conditions precedent will be met in the near future or at all. Specifically, as to the conditions precedent described above, (i) we have obtained the necessary consents for the transfer of easements, (ii) we are in the process of entering into the agreements necessary for the transfer of operating contracts, (iii) we are drafting the agreement which provides for the assignment of employees, (iv) we are currently negotiating insurance with respect to assets to be transferred, and (v) we have received the necessary resolution from the board of directors. The parties may opt to waive compliance with any of these conditions precedent.

  Privatization of Our Transmission Assets

   PSALM submitted Transco's privatization plan to the Joint Power Commission in late 2001. Endorsement of the plan was granted in March 2002. Presidential approval of the transmission privatization plan was granted in October 2002. Under the privatization plan, Transco's transmission facilities, including grid interconnections and ancillary services, are subject to open, competitive bidding to qualified parties. The bids will be for execution of a concession contract.

   The awardee must be financially and technically capable with proven experience and expertise with a transmission system of comparable capacity and coverage as the Philippines. In case a concession contract is awarded, the contract shall have a duration of 25 years, subject to review and renewal for a maximum period of another 25 years.

   The Act provides for the transfer of our nationwide franchise for the operation of the transmission system and the grid to Transco. However, the Act is silent on whether Transco could transfer the franchise to the concessionaire without Congressional approval. The uncertainty in obtaining Congressional approval for the

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transfer of such franchise may affect the price of the bids that will be submitted and may affect the winning concessionaire's ability to source financing. On September 3, 2002, the House of Representatives passed a bill that would grant a separate franchise to Transco and allow Transco to assign its franchise rights to the winning concessionaire without Congressional approval. The bill is currently awaiting approval in the Senate. Although the Arroyo administration has strongly supported this bill, it has faced opposition from some Senators in initial hearings because it would constitute delegation of the Congressional power to grant franchise. There is no assurance that the bill will be passed by the Senate in its current form or at all.

   On January 23, 2003, PSALM decided to implement an alternative plan, approved by President Arroyo, which allows for the privatization of transmission assets to be carried out in two phases. During the first phase, which can be implemented immediately, the winning bidder is awarded the concession and may engage in any activity that does not legally require the franchise, such as maintenance, financing and the construction of new lines, but may not perform those functions which must be performed by a franchisee, such as systems operation. Such functions will continue to be the responsibility of Transco until the Congress approves the transfer of the franchise to the concessionaire. At that point, phase two of the plan commences, pursuant to which the concessionaire replaces Transco as the grid operator and operates the entire transmission system.

   Currently, ten companies have expressed interest in bidding for the Transco concession but only two companies have begun the due diligence and pre-qualification process for prospective bidders. For the bid to be valid, at least one of the bids must exceed a base price. PSALM currently plans to complete the bidding process by July 18, 2003 and to sign the concession contract by July 23, 2003 although it is uncertain whether or not these target dates will be met. The delay in the passage of the bill granting a separate franchise to Transco increases the difficulty in obtaining a successful bid.

   Transco has also announced that it intends to auction sub-transmission assets, valued at approximately (Peso)5 billion to private bidders. The bidding is expected to take place in June, following approval by the Transco board of directors.

Privatization Issues Relating to Debt

  Consents from Creditors Needed for Transfer of Assets and Liabilities

   We are required to obtain consents from our creditors in connection with the following transactions:

   . the substitution of PSALM for us as borrower/issuer of our loans, bonds and other debt obligations which are being transferred to PSALM;

   . transfer of our generation and other assets to PSALM;

   . transfer of our transmission and sub-transmission assets to Transco;

   . transfer of generation and other assets from PSALM to the private sector;
     and

   . privatization of transmission and sub-transmission assets.

   Obtaining these consents is a condition precedent to the transfer of assets and liabilities under both the PSALM Deed and the Transco Deed.

   Consents must be obtained from approximately 36 creditors comprising bondholders, commercial banks and bilateral and multilateral agencies. A large portion of our debt obligations are bilateral loans requiring the consent of only one creditor. In general, our syndicated facilities require the consent of banks holding 66 2/3% of the outstanding loans. We are in advanced discussions with each of our creditors to obtain the necessary consents to move forward with the privatization. Two bond issues, one dollar denominated and one yen-denominated, require a quorum of 75% of bondholders to attend a meeting at which 50% of those in attendance must consent to the transfer of the obligations. In each case, if the resolution for transfer fails, 25% of the bondholders must be present at a subsequent meeting, with 50% of these present voting in favor of transfer. The dollar-denominated bond also requires the consent of the IBRD to the transfer, while the yen-denominated bond requires the consent of the ADB. In addition, we have conducted an exchange offer of certain of our Yankee bonds to facilitate the transfer of such bonds to PSALM. We received tenders in the exchange offer representing approximately 98.6% of the principal amount outstanding.


   Our creditors have been requested to agree to the following: (1) the substitution of PSALM in all the relevant contracts, (2) the privatization of substantially all of our assets and (3) the waiver of any contractual defaults and/or amendment of any relevant provisions in the various financing documents. In this regard, letters requesting for formal consents were sent to all our creditors in November 2001, and discussion with our creditors are ongoing. Once all the consents are obtained, we will draft and execute the documentation needed to substitute PSALM for us in all the relevant contracts.


  Service of Transferred Debt

   PSALM will service the debt transferred to it from us with revenues to be generated from its operations and through the sale of assets transferred to it pursuant to the PSALM Deed. In addition, under the Act, PSALM will have access to the Universal Charge. The Universal Charge is intended to pay for, among other things, our stranded debt in excess of the amount assumed by the Government (which shall not exceed (Peso)200 billion) and our stranded contract costs. See "Electric Power Industry Restructuring and Privatization -- Transition Mechanisms -- Universal Charge."

   Pursuant to the Act, all of our bond and other obligations must be transferred to and assumed by PSALM. However, if a lender does not consent to the transfer of its obligation to PSALM, we will continue to service that obligation through cash from our remaining operations and a portion of our share of the Universal Charge.

   Pursuant to our current Charter, interest arising from loans, credits and indebtedness are exempt from all taxes by the Republic or any of its agencies or political subdivisions. Thus, we do not withhold tax on interest payments made in connection with these loans. Although the Act does not provide for the same tax exemption for the loans that are to be transferred by us to PSALM, our tax and accounting advisers filed a request for a Bureau of Internal Revenue ruling to the effect that interest income or yield earned from certificates of indebtedness of more than five years are excluded from gross income in accordance with Section 32(B)(7)(9) of the 1997 Internal Revenue Code.

Transition Supply Contracts

   Under the Act, we are obligated to obtain the ERC's approval of all transition supply contracts duly negotiated with the distribution utilities containing the terms and conditions of supply and a corresponding schedule of rates, including adjustments and/or indexation formulas. However, the term of these contracts cannot extend beyond one year from implementation of Open Access or when any qualified entity may use the transmission system by paying the rates approved by the ERC.

Privatization Uncertainties

   The proposed transfer of assets and liabilities by us to PSALM and Transco and the privatization of PSALM and Transco described above are subject to a number of risks and uncertainties, including with regard to the following matters:

   . possible changes in applicable laws and regulations;

   . possible failures to obtain required third party consents;

   . our future financial condition and results of operations;

   . PSALM's future financial condition and results of operations;

   . the success of the proposed privatization, including the level of interest by potential bidders, the amounts of any proceeds to PSALM and the timing thereof and the likelihood of obtaining Congressional approval for the transfer of the Transco franchise;

   . future regulatory actions relating to electricity rates and other regulated activities in the Philippine electric power industry;

   . the amount, structure and timing of the proposed Government assumption of NPC liabilities in the amount up to (Peso)200 billion; and

   . future economic, political and social developments in the Philippines.

   These and other factors could adversely affect our and PSALM's ability to perform its transferred and any newly incurred obligations.

Management and Employees

  Management

   PSALM is administered, and its powers and functions exercised, by its Board of Directors. Pursuant to the Act, the Board of Directors is composed of seven members, each of which is a Government employee. Thus the Government is the supervisory authority of PSALM. The Board of Directors meets as necessary to allow it to properly discharge its functions and responsibilities. The presence of at least four members of the Board of Directors is required to hold a meeting and the vote of at least three members is required to approve any action of the Board of Directors.


   The President of PSALM acts as its Chief Executive Officer. PSALM's President has the power to execute and administer the policies approved by the Board of Directors, including (but not limited to) (i) the efficient discharge of management functions, (ii) the preparation of PSALM's budget, (iii) the supervision of the PSALM's operation and internal administration, (iv) the preparation of PSALM's annual report and (v) the representation of PSALM in all dealings and transactions with other offices, agencies and instrumentalities of the Government and all other private, public, foreign or domestic entities.


  Board of Directors

   PSALM's board members are as follows:

         Name                                  Position
---------------------- --------------------------------------------------------
Jose Isidro N. Camacho Chairman of the Board of Directors, Secretary of the
                       Department of Finance
Edgardo M. del Fonso.. Director, President and Chief Executive Officer
Vincent S. Perez, Jr.. Director, Secretary of the Department of Energy
Emilia T. Boncodin.... Director, Secretary of the Department of Budget and
                       Management
Ruber S. Reinoso, Jr.. Director, Infrastructure Staff, National Economic and
                       Development Authority
Manuel A.J. Teehankee. Undersecretary, Secretary of the Department of Justice
Gregorio L. Domingo... Undersecretary, Secretary of the Department of Trade and
                       Industry

   The business address of each member is located at 2nd Floor, SGV II Building, Ayala Avenue, Makati City, Metro Manila, Republic of the Philippines.

   PSALM's officers are as follows:

          Name                                 Position
 ---------------------- -------------------------------------------------------
 Edgardo M. del Fonso.. President and Chief Executive Officer
 Antonio T. Corpuz..... Senior Vice President
 Nonito R. Bernardo, Jr Vice President, Finance
 Maria Luz L. Caminero. Vice President, General Counsel and Corporate Secretary

  Employees

   PSALM had a total of 50 permanent employees and 36 contractors as of June 1, 2003. There are no trade unions or labor organizations within PSALM.

                    GLOSSARY OF SELECTED ELECTRICITY TERMS

   The following explanations are not technical definitions, but they could assist you in understanding some of the terms used in this document.

Generating unit..................    An electric generator together with the
                                     Turbine or other device which drives it.

Gigawatt (GW)....................    1,000,000,000 watts (1,000 megawatts).

Gigawatt hour (GWh)..............    One gigawatt of power supplied or demanded
                                     for one hour.

Installed capacity...............    The maximum power which could be produced
                                     continuously throughout a prolonged period of operation. All equipment is assumed to be fully operational.

Kilovolt (kV)....................    1,000 volts.

Kilowatt (kW)....................    1,000 watts.

Kilowatt hour (kWh)..............    One kilowatt of power supplied or demanded
                                     for one hour.

Megawatt (MW)....................    1,000,000 watts (1,000 kilowatts).

Megawatt hour (MWh)..............    One megawatt of power supplied or demanded
                                     for one hour.

Megavolt ampere (MVA)............    1,000,000 volts ampere.

Substation.......................    Equipment which switches and/or changes or
                                     regulates the voltage of electricity in a transmission and distribution system.

Volt.............................    The basic unit of electric force analogous
                                     to water pressure in pounds per square
                                     inch.

Volt ampere......................    The basic unit of apparent electrical
                                     power.

Watt.............................    The basic unit of active electrical power.

                          REPUBLIC OF THE PHILIPPINES

Recent Political Developments

   Renewed Close Ties Between the Republic and the United States. In May 2003, President Arroyo visited the United States and received pledges of aid to finance anti-terrorism measures and economic development in Mindanao. During the visit, US President George W. Bush, in recognition of the Republic's support of the US-led war on terrorism, designated the Republic a "major non-NATO ally", which would allow the Republic increased access to US military research and supplies. Commitments made by the Bush administration during President Arroyo's visit include:

   . $30 million in counter-terrorism equipment and training;

   . $30 million in development assistance for Mindanao;

   . $25 million to train and equip a anti-terrorism combat engineering unit;

   . US military support for Philippine military operations against the Abu
     Sayyaf guerrilla group;

   . initiatives to help reduce transaction fees on remittances from overseas
     Filipinos; and

   . trade preferences on certain Philippine agricultural products.

   Internal Conflict with Rebel Groups. Over the past three decades, groups of communist rebels and disaffected Muslims in the Republic have periodically fought with Government forces. Armed conflict has continued between the Government and various rebel groups, mainly communist rebels and Muslim separatists.

   Since March 2003, a series of bombings and raids in the southern region of Mindanao have killed almost 100 civilians. The AFP has launched sustained military offensives against the Moro Islamic Liberation Front ("MILF") and the Abu Sayyaf guerrilla group, both of which the Government holds responsible for the recent attacks. Leaders of the MILF, the largest Muslim separatist group in the Philippines, have condemned the recent attacks and denied that they target civilians.

   As part of the Government's response to recent terrorist attacks, a number of anti-terrorism bills have been proposed in Congress. President Arroyo has urged the Congress to pass these bills quickly to give the military and the police increased power in fighting terrorism. The draft bills include, among other items, measures that would improve the state's ability to intercept communications, conduct surveillance, freeze bank accounts, make warrantless arrests and extend detentions.

   As part of the recent heightened cooperation between the Republic and the United States in the campaign against terrorism, the US has sent troops and military advisers to assist the AFP in defeating the Abu Sayyaf guerrilla group in Mindanao. In July 2002, the United States and the Republic entered into a sustained military cooperation agreement. Pursuant to the agreement, more than 1,000 US troops have arrived in the Philippines since October 2002 to participate in joint military exercises and to train the AFP in counter-terrorism strategy and tactics.

   Philippine and US defense officials are currently negotiating the terms of reference to govern the deployment of additional US troops in Sulu in an operation known as "Balikatan 03-1". The Government has indicated that US involvement in Sulu will be limited to joint training exercises under the supervision of the Philippine military; however, some Philippine legislators and local Mindanao governments have expressed concern about the possibility of direct US participation in combat against Abu Sayyaf guerrillas. According to the AFP, 5,000 soldiers are currently in pursuit of the Abu Sayyaf, and heavy fighting between the AFP and the Abu Sayyaf has continued in Mindanao. The AFP has announced that it intends to intensify military action against the Abu Sayyaf. According to military officials, fewer than 500 Abu Sayyaf guerrillas remain in Mindanao.

   Since January 2003, fierce fighting has resumed between the MILF and the AFP. Recent clashes, concentrated near a MILF stronghold in southern Mindanao known as the Buliok complex, have forced an estimated 40,000 to 80,000 civilians to evacuate their homes. Both the AFP and the MILF claim that they have inflicted heavy casualties on the opposing side. Also, according to the military, the MILF has also destroyed at least 20 transmission towers and poles in retaliation against the military's incursion into the Buliok complex. MILF leaders have denied responsibility for the recent attacks on the power transmission grid. The Philippine National Police believe that the MILF has ties to the Indonesian group Jemaah Islamiah, which is widely believed to be responsible for the terrorist bomb attack in Bali (see -- "Terrorist Attacks in the United States and Related Events") and also to be linked to the al-Qaeda terrorist organization. MILF leaders have denied that the group is responsible for the recent terrorist bombings in the Philippines and have denied any link to Jemaah Islamiah or al-Qaeda.

   Peace talks between the Government and the MILF have been suspended since 2001. Informal peace negotiations between the Government and the MILF had been scheduled in Malaysia for April 2003; however, these negotiations were put on hold after the renewed attacks on civilians in Mindanao. President Arroyo has said that she will officially declare the MILF a terrorist organization if the MILF does not stop attacks on civilians, publicly renounce terrorism, surrender the perpetrators of recent attacks, and release the locations of its fighters. The "terrorist" designation would allow the Government to freeze assets and cut off foreign funding of the rebel group. The MILF rejected these conditions but declared a unilateral, 10-day cease fire beginning on June 2, 2003. The Government has publicly stated that it does not believe the MILF was sincere in declaring the ceasefire.


   In 2002, the United States and the European Union placed the Communist Party of the Philippines (the "CPP") and the CPP's armed affiliate, the New People's Army (the "NPA"), on their lists of "foreign terrorist organizations". As a result, the United States and European governments have frozen financial accounts linked to these groups and restricted travel of CPP-NPA members in the United States and the European Union. In response to several recent bombings and kidnappings attributed to the CPP, the AFP has initiated a military offensive to end the insurgency. However, the Government continues to be open to peace negotiations with the National Democratic Front ("NDF"), the political organization of the NPA. Since September 2002, formal peace talks between the Arroyo administration and the NDF have been suspended by order of the President. The NDF has announced that it will not participate in peace talks until the US and the European Union remove the CPP and the NPA from their lists of "foreign terrorist organizations".


   Uncertainty in Iraq and North Korea. In April 2003, an international coalition led by the United States defeated the regime of former Iraqi President Saddam Hussein. The victory of the coalition forces in Iraq, followed by the passage of a United Nations resolution to lift economic sanctions on Iraq, has eased much of the previous uncertainty over the stability of international markets and the supply of oil from the Middle East. However, coalition military forces continue to occupy Iraq and a new national government has yet to be formed. The US and coalition governments have not officially stated when they expect to restore political and economic stability to Iraq.

   North Korea's recent announcement that it would reactivate its nuclear weapons program has drawn harsh criticism and further economic sanctions from the United States. It is unclear how any potential military action by or against North Korea or embargoes or sanctions against North Korea will affect the international financial markets or the Philippine economy.

   Severe Acute Respiratory Syndrome. The recent outbreak of Severe Acute Respiratory Syndrome ("SARS") has seriously disrupted several Asian economies and continues to impede global travel and trade. Since February 2003, the disease has spread from China to more than 25 countries around the world; at least 7,900 people have been infected and more than 700 of them have died. Hong Kong, China, Taiwan, and Singapore have been especially hard hit by the disease.

   On May 21, 2003, the World Health Organization ("WHO") lifted its advisory against travel to the Philippines. The WHO noted that there had been no new locally transmitted SARS cases in the Philippines in 20 days, twice the maximum incubation period of the disease. In total, there have been 12 cases of SARS reported in the Philippines, two of them fatal.

   The effect of SARS on the Republic's economic growth was minimal in the first quarter of 2003; however, SARS may adversely affect the Republic's GDP and GNP growth in the second quarter of 2003 because of decreased tourism and the general decline of the services sector across Asia. In April 2003, President Arroyo announced the creation of a (Peso)1.5 billion contingency fund to stem a potentially more serious outbreak of SARS in the Philippines. President Arroyo also formed a crisis management team including labor, health, immigration, and military officials. Although the spread of SARS appears to be on the decline in some regions, it is impossible to predict the long-term effect of SARS on Philippine public health or on the Philippine economy.


   Changes in the Arroyo Administration. On December 30, 2002 President Gloria Macapagal-Arroyo announced that she would not seek another term as president. The next presidential election is scheduled to take place in May 2004. In her announcement, President Arroyo explained that she wanted to be unburdened by politics and further concentrate her efforts on her administration's economic reform plans.


   There have been several resignations among senior members of the Arroyo administration. Vice-President Teofisto Guingona resigned from his position as Secretary of Foreign Affairs, effective July 15, 2002, citing, among other things, his objection to the presence of US military troops in the Philippines. Education Secretary Raul S. Roco resigned on August 13, 2002, after learning that the President had endorsed a complaint accusing him of corruption. The Commissioner of the Bureau of Internal Revenue ("BIR"), Rene G. Banez, resigned on August 19, 2002, citing pressure from subordinates who were resisting reforms at the BIR. President Arroyo has appointed Senator Blas F. Ople as the new Secretary of Foreign Affairs, Dr. Edilberto C. de Jesus as the new Secretary of Education, and former Customs Commissioner Guillermo Parayno as BIR Commissioner.


   The Secretary for Justice, Hernando Perez, resigned on January 2, 2003, amid allegations that he had extorted money from a Manila congressman. On December 19, 2002, the Presidential Anti-Graft Commission had charged Mr. Perez with obstruction of justice for prohibiting the Bureau of Immigration from divulging the travel records of high-ranking government officials, including himself. On January 16, 2003, Simeon Datumanong, former Secretary for Public Works and Highways, officially replaced Mr. Perez as Secretary for Justice.


   In December 2002, President Arroyo announced several changes in her cabinet. In particular, the President replaced Secretary of Socio-Economic Planning Dante P. Canlas with Romulo Neri, former director-general of the Congressional Planning and Budget Office. President Arroyo also announced the replacement of the Secretary of Agriculture, Leandro Montemayor, with Luis Lorenzo, Jr., a former businessman and presidential advisor on job creation and the replacement of the Secretary of Environment and Natural Resources, Heherson Alvarez, with Elizea Gozun, an environmental consultant.

   The President has also re-arranged some of her cabinet members. In January 2003, Ignacio Bunye, the President's Press Secretary, was appointed as the President's spokesperson in place of Rigoberto Tiglao, who was named as the President's Chief of Staff. Also in January 2003, Hernani Braganza, Secretary of Agrarian Reform, was appointed as the new Press Secretary. Roberto Pagdanganan, chairman of the Board of Administrators of the Cooperative Development Authority, has been appointed to replace Mr. Braganza as Secretary of Agrarian Reform.

   Although the effect of these recent developments is unclear, the Government does not believe that President Arroyo's decision not to seek re-election or the changes in leadership positions will materially affect the stability or effectiveness of the Arroyo administration.

   Terrorist Attacks in the United States and Related Events. The evolving response of the United States and other nations to the terrorist attacks of September 11, 2001 in New York City and Washington, D.C. has resulted in continuing political and economic uncertainty and in increased volatility in the world's financial markets. The US-led military action in Afghanistan, which began in October 2001, successfully defeated the Taliban government and weakened the al-Qaeda forces blamed for the September 11 attacks. However, the US government has indicated that al-Qaeda continues to operate in countries around the world and continues to threaten and plan additional terrorist attacks.

   In May 2003, bombings in Casablanca, Morocco and Riyadh, Saudi Arabia killed dozens of civilians and renewed concern over international terrorism by al-Qaeda and affiliated groups. Also in October 2002, a terrorist bombing in Bali, Indonesia killed at least 190 people, including many foreign tourists. It is not known whether those responsible for the Bali attack were connected to al-Qaeda or to previous attacks in the Philippines. In response to the recent attacks, the United States and the United Kingdom have issued advisories against travel to Mindanao, where rebel groups are most active. It is unclear how the Philippine economy or the international financial markets will be affected in the future by terrorism-related events either inside or outside the Philippines.

   Possible Constitutional Change. Fourteen senators have signed a resolution calling for a constitutional convention after 2004 that could result in various changes to the Philippine Constitution of 1987, including converting the Government to a parliamentary system and changing to a unicameral legislature. The resolution has been referred to the Senate committee on constitutional amendments and revision of laws. However, a majority in the House of Representatives prefers to convene a constituent assembly as the means of effecting constitutional change. In March 2003, the House of Representatives passed a resolution proposing such an assembly. However, the Government does not expect constitutional change to take place in the near term, given the different processes favored by the legislative bodies.

   Criminal Charges Against Estrada. Criminal charges for perjury, illegal use of an alias, and plunder filed against former President Joseph Estrada in 2001 by the Ombudsman (the office mandated under the Constitution of the Republic to investigate and prosecute all complaints of corruption against public officials and government employees) continue to be tried in the Sandiganbayan, a special court with jurisdiction over criminal and civil cases involving graft and corruption.

   On May 19, 2003, Mr. Estrada filed a motion to dismiss the charges against him, arguing that he is still the legitimate president of the Philippines and immune from prosecution. The Sandiganbayan has not yet ruled on Mr. Estrada's motion to dismiss. The defense is scheduled to begin presenting its evidence in June 2003.

Recent Economic Developments

   The interim period indicators of economic performance for any particular year set out in this section "Recent Economic Developments" for GNP, GDP, domestic credit growth and balance of payments indicators (including exports, imports, goods, services, trade and income) are comparisons to the corresponding interim period of the immediately prior year (known as year-on-year comparisons), in each case unless otherwise noted.


   Background. Economic growth was sustained in 2002 and the first quarter of 2003 although growth momentum slowed due to a series of adverse developments such as:


   . the rapid increase in the Government's budget deficit, which stood at
     (Peso)212.7 billion for the full year 2002 (higher than the original full-year forecast for 2002 of (Peso)130 billion, although lower than the fourth quarter revised deficit target of (Peso)223 billion), caused by higher than expected expenditures and lower than expected revenue collections from the BIR;

   . the ongoing conflict with rebel groups in Mindanao, the conflict with communist rebels, the bombings and bomb threats in the Republic, the terrorist bombing in Bali, Indonesia, uncertainty over effects of the war in Iraq and the response to terrorism by the Government, the United States and other countries; and

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


   . Standard & Poor's Rating Service's downgrade of the Republic's long-term foreign currency rating from BB+ to BB, and their downgrade of the Republic's local currency rating from BB+ to BBB and Moody's Investors Service's and Fitch Ratings' revised outlooks on the Republic's long-term foreign currency sovereign credit ratings from stable to negative.


   Despite these challenges and the generally weak global conditions, in the first quarter of 2003, GNP growth was 5.6%, compared to 4.3% for the first quarter of 2002, and GDP growth was 4.5%, compared to 3.8% for the first quarter of 2002. The increased growth rates are, in part, a result of lower interest and inflation rates, and in the Government's view reflect the success of the administration's macroeconomic strategy.

   Recent Economic Indicators. The following table sets out the performance of certain of the Republic's principal economic indicators for the periods indicated. Growth in GDP, GNP, inflation, exports, imports and domestic credit growth is indicated on an annualized basis.


                                             2001      2002       2003
                                           ----      ----      ----
      Real GDP growth (%).................  4.5       4.4       4.5/(1)/
      Real GNP growth (%).................  5.6       4.5       5.6/(1)/
      Inflation rate (%)..................  6.1/(2)/  3.1/(2)/  2.7/(3)/
      Unemployment rate (%)............... 11.1/(4)/ 11.4/(4)/ 10.6/(5)/
      91-day T-bill rate (%).............. 9.86/(2)/ 5.43/(2)/ 6.39/(6)/
      External position
       Balance of payments ($ million).... (192)      660        55/(7)/
       Trade-in-goods balance/GNP (%)..... (0.6)      0.5       N/A
         Export growth (%)................ 17.3      10.1       3.2/(7)/
         Import growth (%)................ (4.5)      6.2      31.7/(7)/
       External debt ($ billion)/(8)/..... 52.4      53.9       N/A
       International reserves
         Gross ($ billion)................ 15.7      16.2      16.0/(9)/
         Net ($ billion).................. 11.4      12.8      12.5/(9)/
         Months of retained imports/(10)/.  5.0       4.7       4.5/(9)/
      Domestic credit growth (%)..........  0.9       4.8       6.1/(11)/

--------

(1) First quarter 2003.

(2) Full year average.

(3) Year on year as of May 2003.

(4) Average of the January, April, July and October applicable statistics based on the January, April, July and October labor force surveys for the relevant year.
(5) As of January 31, 2003.

(6) Average over the first five months of 2003.

(7) First two months of 2003.

(8) External debt includes debt approved by and registered with Bangko Sentral, which includes banking system debt and public sector debt, whether or not guaranteed by the Government, and private sector debt.


(9) As of May 31, 2003.


(10) Number of months of average imports of merchandise goods and payments of services and income that can be financed by gross reserves.


(11) Growth from February 2002 to February 2003.


   Arroyo Administration Economic Policy. In January 2003, after announcing that she would not run for re-election, President Arroyo announced that her administration would focus on the provisions of the Medium-Term Philippine Development Plan, originally set out in the National Socio-Economic Summit of 2001. See "Philippine Economy -- National Socio-Economic Summit of 2001". In particular, President Arroyo urged Congress to quickly approve the remaining financial and fiscal reforms recommended in the National Socio-Economic Summit of 2001, as well as the absentee voting bill, which would allow overseas Filipinos to vote in national elections, and the dual citizenship bill, which would grant dual citizenship to Filipinos abroad to encourage them to invest in the Philippines.

   In October 2002, President Arroyo outlined an eight-point work program for the Government for the following six months. The program includes:

   . keeping transportation fares down;

   . reducing transport costs from Mindanao to Luzon;

   . stimulating small- and medium-scale enterprises;

   . encouraging housing developments;

   . encouraging private investments in agriculture;

   . continuing to build infrastructure to decongest Metro Manila;

   . ensuring that the Presidential Commission on Good Government contributes to fiscal resources; and

   . making Makati City a tourist destination.

   In addition, in December 2002, President Arroyo announced the following additional measures to enhance productivity:

   . increasing government credit for small- and medium-scale enterprises to
     (Peso)10 billion in 2003;

   . forming a new anti-smuggling task force; and

   . improving the oversight system for government procurements.


   Government Revenues and Expenditures. In the first four months of 2003, Government revenues were (Peso)202.5 billion and expenditures were (Peso)268.0 billion, for a deficit of (Peso)65.5 billion. The four-month deficit was 21.1% lower than the (Peso)83.0 billion deficit reported for the first four months of 2002. Of the (Peso)202.5 billion in revenues for the first four months of 2003,
(Peso)140.3 billion came from the Bureau of Internal Revenue, (Peso)35.5 billion from the Bureau of Customs, (Peso)17.2 billion from the Bureau of the Treasury, and (Peso)9.5 billion from other agencies. The (Peso)268.0 billion in expenditures in the first four months of 2003 included (Peso)86.8 billion for personal services, (Peso)82.1 billion for interest payments, and (Peso)38.8 billion for capital outlays.



   Government revenues for 2002 totaled (Peso)567.1 billion, of which
(Peso)496.4 billion were from tax revenues and (Peso)69.7 billion were from non-tax revenues. Total revenues for 2002 increased 0.6% from total revenues for 2001. Of total tax revenues during 2002, the BIR accounted for (Peso)394.6 billion and the Bureau of Customs accounted for (Peso)96.3 billion. Treasury remittances accounted for (Peso)47.2 billion in revenue in 2002, and other government offices accounted for the remaining (Peso)29.0 billion.



   The BIR's collection of (Peso)394.6 billion in 2002 was 1.5% more than the
(Peso)388.7 million collected in 2001. The lower than expected amounts collected for 2002 have been mainly attributed to the BIR's continued difficulty in generally enforcing the Republic's tax laws as well as the relatively low interest rate environment. However, the BIR's collection of
(Peso)36.9 billion for the month of December 2002 was a 9.2% increase over the
(Peso)33.8 billion collected in December 2001. Under the recently appointed BIR Commissioner, Guillermo Parayno, the BIR has implemented a program to identify, report, and prosecute taxpayers and companies that under-declare their value added taxes ("VAT"). A BIR program for voluntary assessment and availment of unpaid VAT and other income taxes has been put in place to collect unpaid taxes that were discovered by the BIR. This investigation concluded that underreporting of income from businesses has resulted in (Peso)10 billion in uncollected tax revenue. The BIR is making a concerted effort to recover as much of this revenue as possible. In the first four


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months of 2003, the BIR increased collection of VAT by 10.3% over the first four months of 2002. In addition, in order to encourage better tax compliance, the BIR under the new Commissioner has simplified the filing process and the payment of taxes. In the first four months of 2003, the BIR had total tax collections on net income and profit of (Peso)140.3 billion, 8.7% higher than for the same period in 2002 but 1.2% below its four-month goal.


   Government expenditures in 2002 were (Peso)777.9 billion, compared to
(Peso)710.8 billion in 2001. The increase in expenditures from 2001 to 2002 was due in part to higher expenditures for infrastructure, personal services, education, veterans' pensions, and allotments to local government units for anti-poverty programs and security measures.



   The deficit in 2002 was (Peso)210.7 billion, which exceeded the Government's original target of (Peso)130 billion for 2002, but was lower than the fourth quarter revised 2002 budget deficit forecast of (Peso)223 billion. This rapid increase in the 2002 budget deficit was caused by lower than expected revenue collections from the BIR, and higher than expected expenditures.



   Credit Ratings. On June 12, 2003 Fitch Ratings downgraded the Republic's long-term foreign currency rating from BB+ to BB on the grounds that current and prospective fiscal trends amount to a material deterioration in sovereign credit worthiness, notwithstanding the recent upturn in tax receipts. Fitch also lowered the long-term local currency rating to BB+ from BBB- and changed the outlook on both ratings from negative to stable. Fitch mentioned that the change in outlook reflects Fitch's judgement that broader macro-economic trends remain reasonable with respect to growth, inflation and the external current account balance.



   On April 24, 2003, Standard & Poor's Ratings Service downgraded the Republic's long-term foreign currency rating from BB+ to BB downgraded the Republic's local currency rating from BBB+ to BBB and revised the long-term ratings outlook from negative to stable. Standard & Poor's emphasized the Government's high fiscal deficit, increased interest payments due to its high debt burden, and heavy reliance on external capital for economic growth. On January 8, 2003, Moody's Investors Service revised its outlook on the Republic's local-currency rating for government bonds from stable to negative, while affirming each of the Republic's foreign currency ratings. Moody's recognized that revenue collections have improved in recent months, but noted that poor revenue collection in prior periods has weakened long-term fiscal prospects. On November 25, 2002, Fitch Ratings downgraded the Republic's ratings outlook from stable to negative. Fitch indicated that further evidence of falling tax revenues had undermined the Government's fiscal credibility and raised concerns about rising public indebtedness. Fitch indicated that further evidence of falling tax revenues had undermined the Government's fiscal credibility and raised concerns about rising public indebtedness. Fitch noted that the persistence of the current account surplus has prevented the appearance of an external financing gap.


   Philippine Stock Exchange. From its close of 1,018.4 at the end of December 2002, the Philippine Stock Exchange composite index rose to 1,088.83 on June 3, 2003. The resolution of the war in Iraq, higher than expected growth of the Philippine economy in the first quarter of 2003, and improved revenue collection by the Government have contributed to the recent rise in the composite index.


   GNP/GDP. In the first quarter of 2003, GNP grew by 5.6% and GDP grew by 4.5%, compared to GNP growth of 4.3% and GDP growth of 3.8% in the first quarter of 2002. The service sector led the first quarter 2003 expansion, growing by 5.6%. Growth in the service sector was due mainly to significant growth in consumer banking, insurance, communications, information technology services. Trade growth arising from modest inflation also spurred growth in the services sector. The industry sector grew by 4.0%, with continued growth in the mining and quarrying and the manufacturing subsectors offset by a decline in construction due to cutbacks in government projects. The agriculture, fishery and forestry sector posted growth of 2.9% compared to 4.8% growth for the first quarter of 2002. The relative slowdown in agriculture, fishery and forestry was due mainly to declines in palay production and fishing caused by the El Nino weather phenomenon.


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   In 2002, GNP grew 4.5% and GDP grew 4.4%, compared with GNP growth of 5.6%
and GDP growth of 4.5% for 2001. The increased growth rates are, in part, a result of lower interest and inflation rates, and in the administration's view, reflect the success of the administration's macroeconomic strategy implemented in 2001. The 2002 economic performance is the strongest recorded by the Philippines since the 1997 Asian financial crisis.



   All production sectors showed better than expected growth in 2002: the service sector grew by 5.5%, the industry sector grew by 3.7% and the agriculture, fishery and forestry sector grew by 3.3%. All subsectors of the service sector showed growth in 2002, particularly transportation, communications and storage, which grew 8.9% primarily because of increased computerized operations for Government services, and trade, which grew 5.8% primarily because of increased regional operations by the large domestic retailers. Growth in the private services (5.5%), finance (3.4%) and ownership of dwellings and real estate (1.7%) subsectors also contributed to the upbeat performance of the service sector (though finance and real estate have yet to regain their pre-1997 performance levels).



   Agriculture, Fishery, and Forestry. In 2002, though the 3.3% growth in the agriculture, fishery, and forestry sector was higher than expected, it showed a slight decline compared to the 4.7% growth for 2001. Growth in agriculture was driven by increases in palay and livestock production, although all subsectors also showed growth in 2002. In the first quarter of 2003, the agriculture, fishery and forestry sector grew by 2.9% compared to 4.8% in the first quarter of 2002.



   Industry. In 2002, the industry sector grew 3.7%, compared to growth of 4.8% for 2001. The growth in industry was driven by improvement in all subsectors. In the first quarter of 2003, the industry sector grew by 4.0% compared to 2.1% in the first quarter of 2002. In 2002, the mining and quarrying subsector rebounded from a previous decline of 5.4% in 2001 with growth of 51.0% in 2002. Most of the growth in the mining and quarrying subsector was attributable to production from the Camago-Malampaya Gas Project. The mining and quarrying subsector grew by 8.9% in the first quarter of 2003 compared to growth of 49.3% in the first quarter of 2002. The annual growth rate in the manufacturing subsector was 3.5% for 2002 up from 2.9% for 2001. Food processing, leather products, footwear and apparel, metal industries and electrical machinery showed improved results while output remained negative in chemical products, paper products, rubber products, petroleum and coal products and non-electrical machinery products. In the first quarter of 2003, the manufacturing subsector grew by 5.3% compared to 2.4% in the first quarter of 2002. The construction subsector declined by 3.3% in 2002, as compared to an expansion of 18.3% in 2001. In the first quarter of 2003, the construction subsector declined 3.2% compared to a 7.7% decline in the first quarter of 2002. The electricity, gas and water subsector grew by 4.3% for 2002, compared to growth of 0.7% for 2001. In the first quarter of 2003, the electricity, gas and water subsector grew by 3.1% compared to 1.7% growth in the first quarter of 2002.



   Services. The services sector remains the largest contributor to GDP, having contributed approximately 46.0% of GDP at constant market prices in the first quarter of 2003, 45.8% of GDP in 2002 and 45.3% in 2001. Growth in the services sector was driven mainly by expansion of the trade and transportation, communications and storage subsectors. In the first quarter of 2003, the services sector grew 5.6% compared to 4.8% growth in the first quarter of 2002.



   The transportation, communications and storage subsector posted 8.9% growth in 2002 compared to 8.8% growth for 2001. The transportation, communications and storage subsector grew by 8.6% in the first quarter of 2003 compared to 10.1% growth in the first quarter of 2002. The trade subsector grew 5.8% in 2002, compared to growth of 5.6% for 2001. The trade subsector comprised the biggest contribution to total output of the service sector at 35.7% and alone contributed 16.3% of total GDP in 2002. The trade subsector grew 5.5% in the first quarter of 2003 which equaled the 5.5% growth in the first quarter of 2002. The finance subsector grew by 3.4% in 2002 compared to growth of 1.2% for 2001. The finance subsector grew by 5.0% in the first quarter of 2003 compared to a decline of 0.6% in the first quarter of 2002. The ownership of dwellings and real estate subsector grew 1.7% in 2002, compared to a contraction of 0.5% for 2001. The ownership of dwellings and real estate subsector grew by 3.1% in the first quarter of 2003 compared to 2.3% growth in the first quarter of 2002. The


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private services subsector grew 5.5% in 2002 compared to growth of 4.4% for
2001. The private services subsector grew by 5.3% in the first quarter of 2003 compared to 5.1% growth in the first quarter of 2002. The Government services subsector grew by 4.7% in 2002 compared to growth of 0.9% for 2001. The Government services subsector grew by 5.1% in the first quarter of 2003 compared to 2.2% growth in the first quarter of 2002.


   External Debt of the Republic.   The Republic's external debt approved by
and registered with Bangko Sentral (which includes banking system debt, public sector debt whether or not guaranteed by the Government and private sector debt) amounted to $53.9 billion as of December 31, 2002, a 0.6% increase from the $53.6 billion recorded as of September 30, 2002 and a 2.9% increase from the $52.4 billion recorded as of December 31, 2001. The increase in debt in 2002 was due to additional borrowing to settle maturing obligations and finance the Government's budget deficit, as well as upward foreign exchange revaluation adjustments on third-currency denominated debt resulting from the continued depreciation of the US dollar against third-currencies. As of December 31, 2002, 73% of the Republic's outstanding direct external debt, which amounted to $25.3 billion carried fixed rates while 23% had variable rates. The remaining 4% were non-interest bearing. As of June 30, 2002, the average cost of fixed rate credits was about 6%. For liabilities with floating interest rates, the margin over base rate ranged from 3.5% to 4.4%. The average interest rates for 91-day Treasury bills decreased from an

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average of 9.86% in 2001 to 5.43% in 2002, following the decline in global interest rates. As of December 31, 2002, approximately 58% of the Republic's outstanding direct external debt was denominated in US dollars while 33% was denominated in Japanese yen. As of December 31, 2002, multi-currency loans from the World Bank, the International Monetary Fund and the Asian Development Bank accounted for 15.3% of the Republic's external debt.

   Since December 31, 2002, the Government has borrowed a total of $700 million and (Euro)300 million in the international capital markets. In response to recent increases in the Government's debt, some members of the Senate have proposed legislation that would place certain limits on Government borrowings. One Senate bill would set a limit on total debt and tie this limit to the Republic's GDP, while another would set a cap only on future borrowings. Hearings on these bills are ongoing. Some members of Congress have also called for the repeal of the law which currently mandates automatic appropriation for debt service in the annual budget. It is unclear whether either of these proposed measures will be implemented or if implemented what impact these measures would have on the Republic.


   Inflation. The national year-on-year inflation rate was 2.7% in May 2003, slightly lower than the 2.8% year-on-year inflation rate in April 2003 and substantially lower than the 3.6% rate in May 2002. The recent slowdown in inflation is mainly due to the deceleration of inflation rates for fuel, light and water and for services. The national inflation rate averaged 3.1% in 2002 compared to an average inflation rate of 6.1% in 2001. Inflation continues to be benign despite the recent increases in domestic oil prices, and despite an increase in food prices due to weather-related reductions in supplies of rice, fruits, and vegetables. Reductions in Bangko Sentral's policy interest rates and efforts to maintain fiscal discipline, which have led to lower market lending rates and lower costs of capital for businesses, also had a favorable impact on inflation. Equally important, inflationary pressures caused by more demand than supply continue to be subdued due in part to current levels of unemployment and spare capacity as well as restrained, though increasing, domestic demand.


   Employment.   In January 2003, the national unemployment rate was 10.6%, compared to 10.3% in January 2002. The decline in employment was due to an 0.8% decrease in employment in the industry sector, which offset increases in employment in agriculture and services. In 2002, the national unemployment rate rose slightly to 11.4% from 11.1% in 2001.

   Interest Rates.   Currently, the Bangko Sentral overnight borrowing rate is
7.0% and the overnight lending rate is 9.25%. These are the lowest interest rate levels in ten years. After being cumulatively lowered by the Monetary Board of Bangko Sentral by 800 basis points starting December 2000, the rates have remained unchanged since March 15, 2002. Although market interest rates followed a steady downtrend in the first six months of 2002, they rebounded slightly over the next six months. From an average of 8.9% in December 2001, the 91-day Treasury bill rate decreased to 4.8% in June 2002 and then increased to an average of 5.2% in December 2002. As of May 26, 2003 the 91-day Treasury bill rate had increased to 6.3% which reflected a risk premium for the continued threat of terrorism and instability in the Middle East.

   Balance of Payments. In the first two months of 2003, the Republic's balance of payments recorded a surplus of $55 million, compared to a surplus of $654 million for the first two months of 2002. The decline in the surplus was due mainly to the reduction of the current account surplus to $409 million in the first two months of 2003, from $1.6 billion in the first two months of 2002. Exports of goods for the first two months of 2003 grew by 3.2% to reach $
5.3 billion, while imports of goods in the first two months of 2003 grew by 31.7% to reach $5.6 billion. The resulting trade-in-goods deficit of $266 million was a turnaround from the surplus of $904 recorded in the first two months of 2002. The capital and financial account for the first two months of 2003 recorded a net outflow of $208 million, 63.9% lower than the net outflow of $576 million in the first two months of 2002.

   For the full year 2002, the Republic's balance of payments recorded a surplus of $660 million, compared to a $192 million deficit for 2001. The year-on-year turnaround was mainly attributed to higher remittances from overseas workers and the growth in exports.

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   In January 2003, the Republic disclosed that the previously reported current account surplus had been overstated due to monitoring problems giving rise to underreported imports. An inter-agency task force on the balance of payments considered the effects of this problem on the Republic's consolidated financial position, specifically the Republic's current account and capital and financial account. The inter-agency task force has revised the Republic's balance of payments data for the years 2000 and 2001, but will not review prior years due to incomplete information. The inter-agency task force worked within the guidelines of the IMF's reporting system and included representatives of the Bangko Sentral, the National Statistics Office, the National Economic and Development Authority, the National Statistics Coordination Board, the Bureau of Customs and the Philippine Export Zone Authority.


   Reflecting the updated import data, the current account for 2000 has been revised to a surplus of $6.3 billion from a surplus of $8.5 billion, and the current account for 2001 has been revised to a surplus of $1.3 billion from a surplus of $4.6 billion. At these revised levels, the current account surplus stood at 8.4% and 1.8% of gross national product for 2000 and 2001, respectively. However, the capital and financial account for 2000 has been revised downward to a net outflow of $4.1 billion from a previously reported net outflow of $6.5 billion, and the capital and financial account for 2001 has been revised downward to a net outflow of $1.1 billion from a previously reported net outflow of $3.7 billion.





   Current Account. After having been revised to reflect updated import data the current account recorded a surplus of $4.2 billion in 2002, more than three times the $1.3 billion surplus for 2001. Largely contributing to this development was the higher surplus in the trade-in-goods account and the higher net inflow in the income account. The trade-in-goods account posted a surplus of $408 million in 2002. The increase in the net income account surplus to $4.6 billion in 2002 also helped strengthen the current account balance. In the first two months of 2003, the current account posted a surplus of $409 million, a 73.7% decrease from the same period in 2002.



   Exports. Total exports of goods in 2002 were $34.4 billion or 10.1% higher than in 2001. Higher demand for Philippine goods from other Asian countries made up for a decrease in exports to the United States and Japan, which together account for approximately 40% of the Republic's export market (25% for the United States and 15% for Japan in 2002). In the first two months of 2003, total exports were $5.8 billion, a 2.2% increase from total exports of $5.7 billion in the same period in 2002.



   Imports. Imports of goods in 2002 were up 6.2% at $34.0 billion. This was a reversal of the 4.5% decline for 2001. The import growth reflected sustained domestic demand, especially for electronics components. In the first two months of 2003 imports of goods were $6.3 billion, a 28.3% increase from the same period in 2003.



   Services. The trade-in-services account in 2002 posted a net outflow of $1.3 billion. The 38.3% narrowing of the deficit from the same period in 2001 was caused by lower net payments for transportation services and for miscellaneous business, professional and technical services. Net receipts from travel services were $869 million in the first seven months of 2002, due to a relative decline in travel payments. Lower travel payments reflected in part the weaker peso and the government program to promote domestic tourism among local residents. In the first two months of 2003, the trade-in-services account posted a net outflow of $242 million, an increase of 63.5% over a net outflow of $148 million in the same period in 2003.



   Income. The income account posted a net inflow of $4.6 billion in 2002, an increase of 24.0% from 2001. The higher surplus was due to the 2.6% rise in the number of overseas Filipino workers, which caused remittances from overseas workers to reach $7.2 billion in 2002. However, as the global economic slowdown, instability in the Middle East, and the SARS epidemic affect some of the countries where Filipinos are working, the Government has intensified its marketing efforts to increase hiring of Filipinos abroad. In the first two months of 2003, the income account posted a net inflow of $813 million, a 11.4% increase from the same period in 2003.



   Capital and Financial Account. In 2002, the net outflow in the capital and financial account was $2.1 billion, compared to a net outflow of $1.1 billion in 2001. From 2001 to 2002, an increase in net inflows into the portfolio account were more than offset by decreases in net inflows from the direct investment account and increases in net outflows from the other investment account. In the first two month of 2003, the net outflow in the capital and financial account was $208 million, a 63.9% decline from the same period in the prior year.


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   Portfolio investments in 2002 recorded a net inflow of $1.9 billion, compared to a net inflow of $1.1 billion in 2001, following increased non-residents' investments in resident-issued foreign denominated debt securities, particularly government-issued medium-term bonds. Portfolio investments in the first two months of 2003 recorded a net inflow of $541 million representing a 22.4% decrease when compared to a net inflow of $697 million in the same period in 2002.



   Non-residents' investments in the Philippines increased by 39.5% to $3.4 billion in 2002 due mainly to the investment of $544 million worth of shares by a Japanese firm in the San Miguel Corporation, a local brewery company, in March 2002. The remaining investment was directed to other manufacturing companies, financial institutions, mining corporations and construction companies. The major sources of direct investments were the United States, Singapore, the United Kingdom and the Netherlands. Non-residents' investments in the Philippines in the first two month of 2003 was $855 million which represented a 5.5% decrease compared to $905 million in the first two month of 2002.



   The net outflow in the other investment account expanded by 54.1% to $5.0 billion in 2002. This was due to withdrawals of foreign currency deposits by non-residents, as well as higher net deposits abroad by resident non-banks, a majority of which were corporations involved in build-operate-transfer arrangements, to cover foreign-related obligations. In the first two months of 2003 the other investment account posted a $736 million net outflow, a 50.0% decrease compared to the $1.5 billion outflow for the first two months of 2002.



   International Reserves. Bangko Sentral's gross international reserves, including the reserve position in the IMF, were $16.0 billion at the end of May 2003, slightly less than $16.2 billion as of the end of December 2002. The end-May level is equivalent to 4.5 months of imports of goods and payments of services and income and was 1.3 times the amount of short-term external obligations of the Republic based on residual maturity or 2.6 times the amount of short-term external debt of the Republic based on original maturity. The preceding figures were not affected by the revised import data reported by the inter-agency task force on the balance of payments. Bangko Sentral's net international reserves decreased to $12.5 billion at the end of May 2003 from $12.8 billion at the end of December 2002.



   Peso/US$ Exchange Rate. After reaching (Peso)49.48 on May 20, 2002, the peso steadily depreciated to an average of (Peso)52.13 per US dollar in September 2002 and (Peso)53.52 in December 2002. This depreciation was due mainly to increased demand for dollars from corporations and banks (to service foreign obligations arising from increased imports), the vulnerability of emerging markets such as the Philippines to the South American debt contagion, and the relative weakness of Asian currencies. The peso then depreciated to reach (Peso)55.53 per US dollar on March 21, 2003, its lowest level relative to the US dollar since January 2001. The depreciation of the peso in early 2003 was attributed to uncertainty over the potential war in Iraq, concerns over the rising fiscal deficit and continued terrorist attacks and guerrilla activity in the Philippines.


   On March 13, 2002, in a measure intended to reduce currency speculation, the Monetary Board of Bangko Sentral reduced the amount of US dollars that banks are allowed to buy in the spot currency market. The ruling by the Monetary Board lowered the amount of US dollars that banks could purchase above clients' requirements to $5 million or 2.5% of the bank's unimpaired capital, whichever is lower. The overbought limit had previously been set at the lesser of $10 million or 5% of the bank's unimpaired capital. The Monetary Board also limited to six months the duration of forward contracts to cover long-term foreign currency requirements; however, the Monetary Board continues to encourage the use of forward currency contracts as insurance against potential currency fluctuations and as an alternative to direct purchases of foreign currency in the market.


   Since mid-March 2003, the peso has recovered to reach (Peso)53.63 per US dollar as of June 13, 2003. The recent increase in the relative value of the peso was due to both the measures implemented by the BSP to curb currency speculation and the resolution of the war in Iraq.


   Banking System Non-Performing Loans. As of March 31, 2003, the ratio of non-performing loans to total loans in the commercial banking system stood at 15.5%, higher than the 15.0% ratio as of December 31, 2002 but still an improvement over the 18.0% ratio recorded at the end of March 2002. The recent increase in the NPL ratio was attributed to a rise in uncollectable loans combined with a contraction in commercial banks' total loan portfolio. The improvement in the NPL ratio since the end of March 2002 was due in part to a redefinition of "non-performing loan" which took effect September 19, 2002 (the redefinition allows banks to exclude from

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"non-performing loans" uncollectable or worthless loans that have been fully covered by allowance for probable losses). The decrease in the non-performing loan ratio was also attributed to increased foreclosure, restructuring proceedings, and generally improving performance of the commercial banking sector. The non-performing loans coverage ratio (loan reserves to non-performing loans) decreased to 49.9% at the end of March 2003 from 50.2% at the end of February 2003.

   In December 2002, Congress approved the Special Purpose Asset Vehicle ("SPAV") bill. The SPAV bill provides the legal framework for the creation of private asset management companies that are expected to relieve a major portion of the banking system's non-performing assets and thereby promote bank lending to support economic growth. President Arroyo signed the bill into law on January 10, 2003. The SPAV bill's implementing rules and regulations took effect on April 12, 2003.

   Anti-Money Laundering Efforts. On March 7, 2003, President Arroyo signed into law amendments to the Anti-Money Laundering Act of 2001 ("AMLA") that are intended to comply with the demands of the Financial Action Task Force ("FATF"). The FATF, established by the Organisation for Economic Cooperation and Development to combat money laundering, is backed by most of the world's industrialized nations.

   The amendments lowered the threshold amount for bank transactions automatically subject to reporting requirements from (Peso)4 million to
(Peso)500,000. The amendments also expanded the definition of "suspicious transactions" that are, regardless of amount, subject to the scrutiny of the Anti-Money Laundering Council ("AMLC"), the agency charged with enforcing the law. However, under the amended law, a court order will be required for the AMLC to examine suspicious transactions or freeze bank accounts other than those suspected to be related to terrorism, kidnapping, hijacking, and drug trafficking. The new law remains silent on whether it will apply retroactively, leaving the courts to decide whether regulators may scrutinize suspicious transactions made before the original act's passage in 2001. The implementing rules and regulations of the AMLA have been submitted by the AMLC to a bicameral Congressional committee for final review.

   The Government believes that the money-laundering law, as amended, conforms to FATF requirements. However, the FATF must still review the amended law, evaluate its implementing rules and regulations, and monitor its enforcement against international standards before it removes the Philippines from its "non-cooperative" list and rules out the possibility of sanctions. The Government has indicated that this approval process could take one to two years.

   The Consolidated Financial Position. For the first nine months of 2002, the consolidated financial position of the Republic (not including Bangko Sentral) recorded a deficit of (Peso)169.1 billion, 59.7% higher than the (Peso)105.9 billion target for the period. The Government recorded a (Peso)166.5 billion deficit, the Central Bank restructuring accounted for an additional (Peso)11.8 billion deficit, and the monitored Government-owned corporations accounted for a (Peso)25.7 billion deficit. The total public sector borrowing requirement of
(Peso)199.5 billion was offset in part by a combined surplus of (Peso)30.5 billion for the other public sector entities during the first six months of 2002. Of the surplus, (Peso)20.5 billion was attributable to the social security institutions.

   Government Budget for 2003. On March 11, 2003, a bicameral Congressional committee approved a (Peso)804.0 national government budget for 2003. The budget approved by the bicameral committee reflected a (Peso)200 million reduction from the (Peso)804.2 billion budget originally proposed by President Arroyo. The 2003 budget includes appropriations of (Peso)804.0 billion, a 3.0% increase from the (Peso)780.8 billion budgeted for 2002. The 2003 budget includes an automatic appropriation of (Peso)223 billion to service the Government's foreign and domestic debts. The 2003 budget forecasts (Peso)602 billion in revenue collections against the (Peso)804 million in budgeted expenditures which would result in a deficit of (Peso)202 billion for the year 2003.

   Relationship with the IMF. The International Monetary Fund ("IMF") currently maintains a close dialogue with the Government, within the framework of a post-program monitoring arrangement ("PPM"). The PPM involves program assessments which are based on a regular review of economic developments and policies rather than the attainment of specific quantitative targets. This arrangement does not involve a financing component.

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   In December 2002, the IMF completed a 10-day review of the Philippine economy as part of the PPM. The IMF emphasized the need for the reduction of the fiscal deficit through increased revenues. In particular, the IMF recommended additional taxes on telecommunications, "sin" products and automobiles, and measures to improve the efficiency of tax collection. The IMF also recommended improvements in energy regulation, including a stronger and more independent ERC and the passage of the Transco franchise bill.

   In May 2003, the IMF completed its most recent 10-day review of the Philippine economy as part of the PPM. The IMF continued to emphasize the need for measures to reduce the Government fiscal deficit, including improvements in the efficiency of NPC and an increase in basic power rates.

   On January 31, 2003, the Government announced that intends to discontinue the PPM when the program expires in September, 2003. The Republic will continue to be subject to the IMF's annual Article 4 review, which is standard for all IMF members.


   Money Supply. The Republic's money supply, as measured by domestic liquidity, reached (Peso)1.6 trillion as of April 30, 2003, a 2.8% increase from April 30, 2002. The rate of growth in money supply was lower than the 9.5% growth for the year ending December 31, 2002. The decrease in growth through April 2003 was attributed to the continuing effects of the increase in the liquidity reserve requirement for banks, the removal of the tiering scheme on banks' placements under the Bangko Sentral's Reverse Repurchase Facility, and a shift in deposits from peso accounts to foreign currency accounts.


History, Land and People

   History. Spain governed the Philippines as a colony from 1521 until 1898. On June 12, 1898, during the Spanish-American War, the Filipinos declared their independence. The United States claimed sovereignty over the Philippines under the 1898 Treaty of Paris, which ended the Spanish-American War, and governed the Philippines as a colony until 1935 when the Philippines became a self-governing commonwealth. On July 4, 1946, the Philippines became an independent republic.

   Geography and General Information. The Philippine archipelago, located in Southeast Asia, comprises over 7,000 islands and a total land area of approximately 300,000 square kilometers. The Republic groups the islands into three geographic regions: Luzon in the north, covering an area of 141,395 square kilometers, Visayas in the center, covering an area of 55,606 square kilometers, and Mindanao in the south, covering an area of 101,999 square kilometers. The Republic is also divided into 15 administrative regions.

   Forests cover approximately 50% of the Philippines and 47% of the country is under agricultural cultivation. In 2000, agriculture, forestry and fishery employed 37.1% of the labor force and provided 4.4% of the Republic's export earnings (including exports of agriculture-based products). The Republic is generally self-sufficient in staple cereals and is a major exporter of certain agricultural products. Manufactured goods comprise the most important category of the Republic's exports, accounting for 89.2% of the Republic's exports in 2000. Electronics, machinery and transport equipment and garments have historically been the Republic's leading manufactured exports.

   The Republic's population is currently approximately 80 million. The Republic's capital, Manila, located in Luzon, has an estimated population of
1.7 million. The cities of Manila, Pasay, Kalookan, Quezon City, Mandaluyong, Las Pinas, Muntinlupa, Marikina, Pasig and Makati, together with seven surrounding municipalities, make up the National Capital Region or Metro Manila. Metro Manila, the most populous of the administrative regions, has an estimated population of 9.9 million people.

   The majority of Filipinos have Malay ethnic origins. Filipino culture also includes strong Spanish, Chinese and American influences. Filipino is the national language, but English is the primary language used in business, government and education. The population speaks over 80 other dialects and languages, including Chinese and Spanish. Based on a 1999 survey, the Republic's literacy rate is 95.1%, ranking among the highest in Asia.

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

   Christianity, primarily Roman Catholicism, is the predominant religion in the Philippines. A significant Muslim minority lives in Mindanao.

Government and Politics

   Governmental Structure. Since 1935, the Republic has had three Constitutions. The country adopted the current Constitution by plebiscite in February 1987 after the ousting a year earlier of Ferdinand E. Marcos, who had ruled for 20 years, in favor of Corazon C. Aquino after a people's uprising. The new Constitution restored a presidential form of government comprised of three branches: executive, legislative and judicial.

   The principal features of each branch are as follows:

   . Executive -- A President, directly elected for a single, six-year term, exercises executive power. If the President dies, becomes permanently disabled or is removed from office or resigns, the Vice President acts as President for the remainder of the term. If the Vice President cannot serve, the President of the Senate or, if he cannot serve, the Speaker of the House of Representatives, acts as President until the election and qualification of a new President or Vice President. The person acting as President for any remaining term may, if elected, serve a six-year term as President.

     In May 1998, the country elected Joseph Estrada as President and Gloria Macapagal-Arroyo as Vice President. In January 2001, after a people's uprising, there was a transition of power to President Arroyo. See "-- Recent Political Developments."

   . Legislative -- The Congress, comprised of the Senate and the House of
     Representatives, exercises the country's legislative authority. The Constitution mandates a Senate of 24 members and a House of Representatives of not more than 250 members, all elected by popular vote. Senators serve for a term of six years and members of the House of Representatives for a term of three years. The country held elections for 13 Senators and all members of the House of Representatives in May 2001. The other 11 Senators were elected in May 1998.

   . Judicial -- The Supreme Court and any lower courts established by law exercise the country's judicial authority. The country's court system is a multi-tiered system of courts of general jurisdiction that includes the Supreme Court and the Court of Appeals. Below these, the Regional Trial Courts, Metropolitan Trial Courts, the Municipal Trial Courts and the Municipal Circuit Trial Courts constitute courts of original jurisdiction.

     Special or administrative tribunals and quasi-courts also exercise judicial functions. Included in this category are constitutional commissions, the Sandiganbayan, the court that handles Government graft and corruption cases, the Court of Tax Appeals, the Shari'ah courts, which handle matters governed by Islamic law, and administrative agencies that handle specialized areas such as labor relations and securities regulation.

     A Chief Justice and 14 Associate Justices constitute the Supreme Court, which supervises all lower courts and related personnel. The Supreme Court and the Court of Appeals may review decisions and rulings of lower courts and quasi-judicial tribunals. The President appoints each Supreme Court or Court of Appeals justice and lower court judge from at least three candidates nominated by the Judicial and Bar Council.

   Political Parties. The Republic's multi-party system currently has several registered political parties. For the May 2001 elections, President Arroyo was supported by the People Power Coalition which was comprised of the Lakas-NUCD-UMDP, the Liberal Party, Reporma, Promdi, Aksyon Demokratiko and other pro-Arroyo administration parties. In turn, parties identified with former President Estrada formed the Puwersa ng Masa ("Force of the Masses") coalition which was comprised of the Nationalist People's Coalition, the Laban ng

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

Demokratikong Pilipino, Partido ng Masang Pilipino, the People's Reform Party and the Kilusang Bagong Lipunan (the party organized by the late President Ferdinand Marcos and his political allies).

   Administrative Organization. As of April 30, 2001, there were 1,626 local Government units, 16 regions, 79 provinces, 114 cities, 1,496 municipalities (subdivisions of provinces) and 41,943 barangays (villages, which are the basic units of the political system) -- comprising the country's basic political and administrative structures. Highly urbanized cities function independently of any province, while other cities are subject to the administrative supervision of their home provinces.

   The Government is mainly organized around the 20 departments and department-equivalent agencies of the executive branch, which implement the various programs and projects of the Government. The departments and department-equivalent agencies are in turn organized into sectors.

               Sector                                    Major Departments
------------------------------------ ---------------------------------------------------------
Social services..................... Health; Education, Culture and Sports; Labor and
                                     Employment; Social Welfare and Development
Economic services................... Agriculture; Agrarian Reform; Energy; Environment and
                                     Natural Resources; Tourism, Trade and Industry; Public
                                     Works and Highways; Transportation and
                                     Communications; Science and Technology
Defense............................. National Defense
General public services............. Foreign Affairs; Finance; Budget and Management;
                                     Interior and Local Government; Justice; National
                                     Economic and Development Authority; Office of the Press
                                     Secretary
Constitutional offices.............. Elections; Audit; Civil Service; Office of the Ombudsman;
                                     Human Rights
Autonomous Region of Muslim Mindanao Not applicable
Cordillera Administrative Region.... Not applicable

   Agencies attached to the various departments perform regulatory, policy formulation and coordination functions.

   The projects and programs in the Autonomous Region of Muslim Mindanao and Cordillera Administrative Region are implemented by various departments from different sectors. The total budget allocated for projects in the Autonomous Region of Muslim Mindanao was (Peso)5.4 billion for 2002. For 2002, (Peso)50.0 million or 0.9% of budget was allocated to infrastructure projects, with locally-funded road and flood control projects implemented by the Department of Public Works and Highways. The remainder of the budget was allocated for governance and institutions development projects. The total budget allocated for projects in the Cordillera Administrative Region was (Peso)4.0 billion for 2002. For 2002, (Peso)517.7 million or 12.9% of the budget was allocated to infrastructure projects, with locally-funded road and flood control projects implemented by the Department of Public Works and Highways. Approximately 20% of the 2002 budget was allocated for agriculture, natural resources and agrarian reform projects. The remainder of the budget will pay for social reform and development projects.

   The Government also owns or controls a number of corporations that provide essential goods and services and work with the private sector to encourage economic growth and development. Traditionally restricted to basic public services and national monopolies, the number of Government corporations grew from 13 in the 1930s to 301 by 1984. In 1988, the Government launched a reform program to reduce the number of Government corporations, establishing the legal and policy framework for the country's privatization program. See "-- Government and Politics -- Privatization."

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

   Currently, there are approximately 100 Government corporations, including subsidiaries. Each of these corporations is attached to a department for policy and program coordination.

   The Government closely monitors 14 major non-financial Government corporations engaged in various major business activities by recording their individual contribution to the public sector deficit or surplus position and other financial indicators. These 14 corporations and their areas of activity are as follows:

                 Government Corporation              Business Activity
       ------------------------------------------- ----------------------
       National Power Corporation................. power
       Philippine National Oil Company............ holding company, power
       National Electrification Administration.... electric utilities
       Metropolitan Waterworks and Sewerage System water utilities
       Local Water Utilities Administration....... water utilities
       Philippine Export Zone Authority........... area development
       National Food Authority.................... agriculture
       National Irrigation Administration......... agriculture
       Philippine National Railways............... transportation
       Light Rail Transit Authority............... transportation
       Philippine Ports Authority................. transportation
       National Development Company............... holding company
       National Housing Authority................. housing
       Home Guaranty Corporation.................. housing insurance

   As of December 31, 2001, these 14 corporations had aggregate domestic and external debt of approximately (Peso)1,143 billion, which comprised virtually all the debt incurred by Government corporations.

   To facilitate the implementation of better business practices, the Government intends to expand its monitoring of Government corporations, including to the National Home Financing Corporation, which provides mortgage financing for low-income housing.

   The Government currently records the contribution to the public sector deficit or surplus, and other financial indicators, of three Governmental financial institutions that provide credit to enterprises in support of public policies including two specialized Government banks -- the Development Bank of the Philippines and the Land Bank of the Philippines. For a description of the Development Bank and the Land Bank, see "-- The Philippine Financial System -- Structure of the Financial System." The third institution, the Trade and Investment Development Corporation of the Philippines (formerly Philippine Export and Foreign Loan Guarantee Corporation), guarantees foreign currency loans to exporters and contractors. As of March 30, 2001, the monitored Governmental financial institutions had aggregate domestic and external debt of approximately (Peso)353.4 billion.

   Privatization. The Government has privatized a number of Government corporations. The country's privatization program has broadened the ownership base of Government assets and developed the domestic capital markets.

   Prior to 2001, the Committee on Privatization, an executive office under the office of the President chaired by the Secretary of Finance, oversaw the Government's privatization program. The Committee was responsible for formulating privatization policies and guidelines, identifying disposable assets, monitoring progress and approving the price for and the buyers of the assets. The marketing of assets was handled by disposition entities, including the Asset Privatization Trust, the Presidential Commission on Good Government and the National Development Company. The division of responsibilities between the Committee on Privatization and the disposition entities served as a check and balance mechanism and enhanced transparency.

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

   The terms of the Committee on Privatization and the Asset Privatization Trust expired on December 31, 2000. Since January 1, 2001, the Privatization Council has been responsible for the privatization of the remaining Government corporations scheduled to be privatized. The Privatization Council, a policy-making body, is chaired by the Secretary of Finance and includes representatives from the Department of Tourism, The Department of Trade and Industry, the Department of Budget and Management, the Department of Justice, the National Economic and Development Authority, the National Treasury and the Presidential Commission on Good Government. Along with the Privatization Council, there are two new disposition entities, the Land Bank of the Philippines, which is responsible for the disposition of the financial assets previously held by the Asset Privatization Trust, and the Privatization and Management Office, which is responsible for the disposition of physical assets. To maintain a check and balance system, all disposition entities must submit their privatization plans to the Privatization Council for its review and approval and file a report containing the results of each privatization transaction.

   The following table summarizes certain information regarding the Government's principal privatizations to date.

                                                                         Government
                                                                         Ownership         Gross
                                                                           After       Privatization
                                                      Year of Sale          Sale       Proceeds/(1)/
                                                 ----------------------- ----------   -------------
                                                                     (in billions)
International Corporate Bank....................              1987; 1993     0.0%      (Peso) 2.2
Union Bank of the Philippines...................        1988; 1991; 1992    13.0              1.3
Philippine National Bank........................ 1989; 1992; 1995; 1996;
                                                                    2000    16.0/(2)/         6.5
Philippine Plaza Holdings.......................                    1991     0.0              1.5
Manila Electric Company.........................        1991; 1994; 1997    30.0/(3)/        16.3
Philippine Airlines.............................                    1992    0.97/(2)/        10.7
Petron Corporation..............................              1993; 1994    40.0             25.0
National Steel Corporation......................              1994; 1997    12.5             17.1
Paper Industries Corporation of the Philippines.                    1994     8.0              2.4
Philippine Shipyard and Engineering Corporation.                    1994     9.0              2.1
Fort Bonifacio Development Corporation..........                    1995    45.0             39.2
Metropolitan Waterworks and Sewerage System.....                    1997      --/(4)/          --/(4)/
Philippine Associated Smelting and Refining Corp                    1999    4.26              3.3
Philippine Phosphate Fertilizer Corporation.....                    2000     0.0              3.1

--------
Source:  Privatization Council.

(1) Net remittances to the Government upon the privatization of its assets are, in certain circumstances, less than the gross proceeds from the sale of such assets, based on agreements between the Government and the privatized entities.
(2) Government's ownership was diluted in 2001 by a pre-emptive rights offering.
(3) Government ownership includes ownership by agencies and Government financial institutions.
(4) The privatization of Metropolitan Waterworks and Sewerage System involved awarding two 25-year concessions to rehabilitate, expand and operate the system. Over the term of the concessions, the concessionaires obligated themselves to make improvements by, among other things, providing for water services, sewerage services, and interconnection facilities between themselves and paying concession fees to the Metropolitan Waterworks and Sewerage System. The estimated cost of these improvements is $7.0 billion, which is expected to be incurred over the 25-year concession period.

   As of May 31, 2002, 26 Government corporations, 144 assets handled by the Privatization and Management Office and certain personal property assets held by the Presidential Commission on Good Government were scheduled for privatization. With the initial privatization phase approximately 80% complete, during 2003 the Government plans to focus on selling its remaining shares in Manila Electric Company, fully privatizing the

Philippine National Bank, privatizing the Philippine National Construction Corporation, disposing of certain assets held by the Presidential Commission on Good Government and selling the International School of Manila property. The current economic slowdown, however, may, in the near term, affect investors' propensity to invest, or the prices that they are willing to pay for the Government's assets, which would thereby reduce the proceeds received from any privatized assets. In the medium term, the Government plans to privatize the National Power Corporation, PNOC Energy Development Corporation, the International Broadcasting Corporation, Food Terminal Inc. and the Philippine Postal Corp. In the long term, the Government intends to concentrate on establishing public- private partnerships to provide social services, especially in the health, education and pension sectors and also on privatizing the operations and management functions of selected Government corporations. The Government has also encouraged "build-operate-transfer" arrangements and other initiatives to enable the private sector to meet more of the country's infrastructure needs, especially in the power, water, transportation and telecommunications sectors. By pursuing its privatization goals, the Government hopes the private sector will provide for infrastructure and social needs, simultaneously stimulating the economy and relaxing the demand on public resources.

   From January through May 2002, remittances to the National Treasury from privatizations amounted to (Peso)140 million, increasing total remittances to approximately (Peso)128 billion as of May 31, 2002. Although the Government's privatization proceeds target for 2002 was originally (Peso)5 billion, the target has been revised to (Peso)1 billion because of significant delays in the privatization of National Power Corporation and the significant reduction of value of Meralco.

   International Relations. The Philippines places a high priority on expanding global trade through a multilateral framework of principles and rules that respect national policy objectives and the level of economic development of individual countries. The country's participation in various international organizations, like the World Trade Organization of the United Nations, the IMF, the International Bank for Reconstruction and Development (also known as the World Bank) and the Asian Development Bank, allows it to encourage liberalized global trade and investment and to discuss financial and development issues that will affect the Republic's economic development.

   The following table shows the Republic's capital participation in, and loans obtained from, major international financial organizations.

              MEMBERSHIP IN INTERNATIONAL FINANCIAL ORGANIZATIONS

                                                                                  As of December 31, 2001
                                                                         ------------------------------------------
                                                                                             Capital
                                                              Date Of               Capital   Paid        Loans
                   Name Of Organization                      Admission   Subscribed  Share     In      Outstanding
                   --------------------                    ------------- ---------- ------- ---------- ------------
                                                                    (in millions, except for percentages)
International Monetary Fund/(1)/.......................... November 1945  SDR 879.9    --    SDR 879.9  SDR 1,559.2
International Bank for Reconstruction and Development/(2)/ December 1945 $  6,844.0   0.4%  $     48.9 $    3,802.1
Asian Development Bank/(3)/............................... December 1966 $  1,091.9   2.4%  $     78.0 $    7,994.3

--------
(1) Source:  IMF.
(2) Source:  World Bank Annual Report.
(3) Source:  Asian Development Bank Annual Report.

   The Philippines also promotes its economic interests through close ties with neighboring countries and membership in the following regional organizations:

   . the Association of Southeast Asian Nations ("ASEAN");

   . South East Asia, New Zealand and Australia Central Banks;

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

   . South East Asian Central Banks;

   . ASEAN Free Trade Area;

   . Asia-Pacific Economic Cooperation; and

   . Executives Meeting of East Asia and Pacific Central Banks.

   The Philippines seeks advances in bilateral relations and peaceful solutions to regional issues through frequent consultations, visits and cooperative activities. For example, in 1995, the country adopted a series of bilateral codes of conduct regarding the Spratly Islands, an archipelago in the South China Sea claimed by several Asian countries, to reduce the chances of accidental conflict and is working toward the adoption of a regional code of conduct with ASEAN and China. Nevertheless, several incidents related to the disputed islands have occurred since 1995.

Philippine Economy

   Overview. Like many developing countries after World War II, the Philippines protected local industry from foreign competition through measures such as import tariffs and quotas, hoping to replace imported finished goods with domestically produced goods over time. Successive Governments also intervened in the country's economic affairs by imposing quantitative trade barriers, price controls and subsidies. Initially, the economy grew rapidly, with real GNP growing at an average rate of 5.8% per annum from 1970 to 1980 largely due to increased exports and Government investments. Infrastructure spending increased, and state ownership of commercial enterprises became prevalent. By the early 1980s, however, the country faced ballooning budget deficits, growing levels of foreign and domestic borrowing, rising inflation, climbing interest rates, a depreciating Peso, declining investment capital, and slowing economic growth or, at times, a contraction in GDP. The country's unstable political situation during that period, highlighted by the assassination of opposition leader Benigno Aquino in 1983, exacerbated its economic problems.

   The general optimism brought about by the peaceful removal of the unpopular Marcos administration in 1986 helped economic recovery. Real GNP grew by 3.6% in 1986, increasing to 7.2% in 1988 before decelerating to 0.5% in 1991. The deceleration was caused principally by underlying macroeconomic imbalances, compounded by supply bottlenecks, natural disasters, political instability, the global recession and the Persian Gulf crisis.

   The Government of President Corazon Aquino, who came to power in 1986, embarked on a stabilization program aimed at preventing an upsurge in inflation, controlling the fiscal deficit and improving the external current account position. The economy responded favorably to these measures, posting increases in real GNP, investments, private consumption and imports in 1992. The Aquino administration also recognized that the country's economic difficulties in large part resulted from its protectionist policies. The Aquino administration, therefore, initiated reforms to open the economy to market forces and reduce the size and role of the Government in the Philippine economy. The Government of President Fidel Ramos, who assumed office in 1992, accelerated the reform efforts initiated by the Aquino administration.

   Despite undertaking a review of a number of the policies and programs initiated by previous administrations, the Estrada administration continued many of the financial policies and market-oriented reforms of the Aquino and Ramos administrations.

   Prior to the onset of the Asian economic crisis in mid-1997, real GDP grew at an average annual rate of 5.0% from 1994 to 1996 while real GNP grew at an average annual rate of 5.8% during the same period. The exchange rate between the Peso and the US dollar was stable, ranging from (Peso)24 to (Peso)27 per US dollar from 1994 to 1996. The consolidated public sector financial position swung from a deficit of (Peso)8.4 billion in 1994 to a surplus of (Peso)7.3 billion in 1996. Total net foreign investments increased from $1.6 billion to $3.5 billion during the same period and the unemployment rate declined from 9.5% in 1994 to 8.6% in 1996.

   After the onset of the Asian economic crisis in mid-1997, the Philippines experienced economic turmoil characterized by currency depreciation, a decline in the performance of the banking sector, interest rate volatility, a significant decline in share prices on the local stock market and a reduction of foreign currency reserves. These factors led to a slowdown in the Philippine economy in 1997 and 1998 with real GDP contracting by 0.6% in 1998. The Philippines' economic performance in 1998 was also adversely affected by the decline in agricultural production caused mainly by the effects of the drought related to the El Nino phenomenon and later the typhoons related to the La Nina phenomenon. In response, the Government adopted a number of policies to address the effects of the Asian economic crisis by strengthening the country's economic fundamentals. In 1999 and 2000, a number of the Philippines' economic indicators showed more favorable results. In 1999, real GNP growth improved to 3.7% while real GDP expanded by 3.4%. The trend continued in 2000 with real GNP growing by 4.8% and GDP growing by 4.4%. In 2001, the real GNP grew by 3.4% and the real GDP grew by 3.2%. The GNP and GDP growth for 2001 remained strong, although growing at a slower pace than 2000, primarily due to strong agricultural output, a strong services sector and rapid growth in the telecommunications industry, which was able to offset the manufacturing sector suffering from weak global demand.

   The Arroyo administration has prepared a medium-term development plan for 2001 to 2004 to fight poverty and unemployment. Major features of the medium-term development plan are devoted to ensure good and effective governance and improve public finances to reduce the number of poor families and reduce unemployment.

   National Socio-Economic Summit of 2001. On December 10, 2001, President Arroyo convened the National Socio-Economic Summit of 2001, in which over 1,000 leaders of Government, business, labor organizations and civil society participated. President Arroyo called the summit in recognition that the September 11 terrorist attacks on the United States had given rise to new uncertainties and decreased the prospects of a global recovery initially anticipated by the Government to start in the latter part of 2001. The Government was concerned that these uncertainties, together with the delay in the recovery, could adversely affect the welfare of the Philippine people and the domestic economy, particularly export-oriented sectors, tourism-related industries and the financial markets. Towards this end, the Government recognized the need to take immediate steps to safeguard jobs and social services, enhance competitiveness and productivity of the economy and strengthen investor confidence by improving peace and order and governance, and eliminate the structural and implementation bottlenecks in agriculture, industry and services. In a speech before Congress on January 14, 2003, President Arroyo called for Congress to speed up passage of a number of these measures.

   The specific items agreed upon during the summit include:

  Peace, Order and Security.

   . Accelerate the integration and coordination of intelligence activities and resources of law enforcement and security agencies; maximize all mechanisms to identify, locate and neutralize kidnap for ransom groups, drug syndicates, terrorists, smugglers, and coup plotters; and improve the reward system for information on these groups; and
   . Mobilize the peace and order councils more actively and organize self-defense units, which will be authorized to carry firearms and effect citizen's arrests pursuant to existing laws under close supervision of the Department of Interior and Local Government and the Philippine National Police.

  Financial and Fiscal Reforms.

   . Increase Bureau of Internal Revenue collection through administrative measures with a focus on industry benchmarking, review of big contract items in the budget with significant tax leakages, monitoring of local government unit remittances, undertaking measures to improve the collection of value-added tax and the 2% minimum corporate income tax and the passage of legislation on the indexation of the excise tax;

   . Strictly implement seizure orders and stop issuances by Government agencies of documents legitimizing smuggling and other measures to combat smuggling;

   . Pass legislation needed to facilitate the recovery of the financial sector and enhance access to credit such as the Special Purpose Vehicle Act, the Securitization Act, new legislation removing documentary stamp taxes on secondary trading transactions, amendments to the Bangko Sentral and Philippine Deposit Insurance Corporation charters, the Corporate Recovery Act and the Personal Equity Retirement Act; and

   . Enhance private sector access to official development assistance including for Build-Operate-Transfer projects, railway and other private sector-initiated infrastructure projects and private education institutions.

  Agriculture.

   . Achieve food security and generate jobs by using hybrid and certified seeds in rice and corn production and facilitating marketing contracts between agricultural producers and business corporations;

   . Enhance the effectiveness of the Government fund set up to increase agricultural competitiveness and ensure that appropriate tariffs are transferred to this fund;

   . Reform lending procedures at the Land Bank of the Philippines to increase the number of loans made for agricultural purposes; and

   . Maintain budgeted funding for programs on agriculture, fisheries, indigenous peoples, agrarian reform, community based forest management and watershed protection and management.

  Trade and Industry.

   . Pass amendments to existing legislation to rationalize the country's investment incentives scheme to match those of other Asian nations and ensure that appropriate incentives will be granted to information technology services;

   . Support small and medium enterprises by streamlining business documentation requirements, strengthening the guarantee fund system and developing on-line credit application;

   . Promote micro-finance banks in all provinces; and

   . Modernize the cargo transport system by reviewing existing legislation and passing new legislation on air cargo liberalization.

  Tourism-related Industries.

   . Amend existing legislation to allow for rechanneling of 40% of travel tax collections to tourism-related projects and programs;

   . Improve access to tourist-generating markets by liberalizing visa requirements and fees for Chinese tourists;

   . Institutionalize a mechanism to allow for an automatic increase in frequency of flights once a carrier's current flights achieve a 70% load factor; and

   . Aggressively promote programs geared towards domestic and international tourism.


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

  Telecommunications and Information Technology.

   . Facilitate granting of permits and licenses for increased deployment by private sector telecommunications service providers of broadband services and other telecommunications facilities in key locations, such as industrial parks and regional centers, to develop and encourage e-commerce and e-business;

   . Increase the demand for information technology services by accelerating the implementation of an e-development program for small, micro and medium enterprises; and

   . Expand the implementing rules and regulations of the Build-Operate-Transfer Law to address specific requirements of information technology projects, consistent with the law.

  Labor and Employment.

   . Address the needs of workers by providing assistance in terms of employment facilitation services such as job matching and referrals, guidance counseling and livelihood and entrepreneurship development;

   . Implement a job corps program by January 2002 to promote, among other things, entrepreneurship among workers and generate local jobs and facilitate overseas employment; and

   . Conduct skills training, retraining and upgrading to meet the requirements of fast changing technologies and equip workers with in-demand skills.

   On January 25, 2002, a memorandum of agreement was released implementing a job corps program promoting volunteerism, civic consciousness among the country's youth, community development and employment projects.

  Infrastructure.

   . Unlock bottlenecks for the implementation of identified solid waste disposal projects in Metro Manila and other urban centers;

   . Reduce traffic congestion in Metro Manila and other urban centers by close coordination among the Metro Manila Development Authority and other implementing agencies, utilities, malls and private contractors; and

   . Utilize more labor-based construction methods, especially for small rural infrastructure projects to generate employment.

  Housing.

   . Streamline housing permits and processes by prescribing time periods for the issuance of housing related permits and clearances and instituting a mechanism to monitor compliance with the new processes;

   . Promote rent-to-own and other similar schemes; and

   . Pass legislation to index "sin" taxes and earmark (Peso)5 billion of the Government's share of those taxes to subsidize a targeted socialized housing program.

  Health and Other Social Services.

   . Expand coverage of services under the National Health Insurance Program and accelerate the rollout of areas for the indigent health program;

   . Reduce by one half the prices as of July 2002 of medicine commonly used by the poor by increasing the number and type of distribution points; and

   . Pass legislation on domestic violence and anti-trafficking of women.

   A monitoring body composed of presidential advisers and assistants is to provide quarterly status reports on the above action items to the Legislative-Executive Development Advisory Council.

GDP and Major Financial Indicators

   Gross Domestic Product. Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country during a given period and is indicative of whether the country's productive output rises or falls over time. By comparison, gross national product, or GNP, measures the market value of all final goods and services produced by a country's citizens during a given period, whether or not the production occurred within the country.

   Economists show GDP in both current and constant market prices. GDP at current market prices values a country's output using the actual prices of each year, whereas GDP at constant market prices values output using the prices from a base year, thereby eliminating the distorting effects of inflation.

   The following tables present the GDP of the Philippines by major sector at both current and constant market prices.

                    GROSS DOMESTIC PRODUCT BY MAJOR SECTORS
                          (AT CURRENT MARKET PRICES)


                                                                                                                     Percentage
                                                                                                                       of GDP
                                                                                                                    ------------
                                                  1998          1999          2000          2001          2002       1998   2002
                                              ------------- ------------- ------------- ------------- ------------- -----  -----
                                                                      (in billions, except as indicated)
Agriculture, fishery and forestry............ (Peso)  451.6 (Peso)  510.5 (Peso)  525.9 (Peso)  548.7 (Peso)  592.1  16.9%  14.7%
                                              ------------- ------------- ------------- ------------- ------------- -----  -----
Industry sector
  Mining and quarrying.......................          20.1          18.0          21.2          21.7          33.5   0.8    0.8
  Manufacturing..............................         582.9         644.0         745.9         831.6         915.2  21.9   22.8
  Construction...............................         157.4         162.9         174.4         222.1         235.4   5.9    5.9
  Electricity, gas and water.................          78.0          86.1          97.5         116.3         124.1   2.9    3.1
                                              ------------- ------------- ------------- ------------- ------------- -----  -----
   Total.....................................         838.4         911.1       1,039.0       1,191.7       1,308.2  31.5   32.5
Service sector
  Transportation, communications and storage.         139.7         159.3         199.0         247.6         276.9   5.2    6.9
  Trade......................................         361.2         419.3         473.0         517.6         556.3  13.6   13.8
  Finance....................................         130.3         141.6         149.1         160.1         170.5   4.9    4.2
  Ownership of dwellings and real estate.....         189.3         208.9         220.9         236.7         252.9   7.1    6.3
  Private services...........................         280.6         335.4         381.6         433.7         484.9  10.5   12.1
  Government services........................         274.1         290.8         319.8         337.7         380.9  10.3    9.5
                                              ------------- ------------- ------------- ------------- ------------- -----  -----
   Total.....................................       1,375.0       1,555.3       1,743.4       1,933.2       2,122.3  51.6   52.8
                                              ------------- ------------- ------------- ------------- ------------- -----  -----
Total GDP.................................... (Peso)2,665.1 (Peso)2,976.9 (Peso)3,308.3 (Peso)3,673.7 (Peso)4,022.7 100.0% 100.0%
                                              ============= ============= ============= ============= ============= =====  =====
Total GNP.................................... (Peso)2,802.1 (Peso)3,136.2 (Peso)3,496.9 (Peso)3,918.7 (Peso)4,290.2
Total GDP (in billions of US dollars)/(2)/...      $   65.2      $   76.2      $   74.9      $   72.0      $   78.0
GDP per capita (in US dollars)/(2)/..........      $  864.0      $  992.0      $  985.0      $  914.0      $  966.0

--------
Source:  National Statistical Coordination Board.


(1) First three months of 2003


(2) Calculated using the average exchange rate for the period indicated. See "-- Monetary System -- Foreign Exchange System."

                    GROSS DOMESTIC PRODUCT BY MAJOR SECTORS
                       (AT CONSTANT MARKET PRICES/(1)/)





                                                  1998          1999          2000           2001           2002
                                              -----------   -----------  -------------  -------------  -------------
                                                                       (in billions, except as indicated)
Agriculture, fishery and forestry............ (Peso)173.2   (Peso)184.5  (Peso)  190.7  (Peso)  199.6  (Peso)  206.2
                                              -----------   -----------  -------------  -------------  -------------
Industry sector
  Mining and quarrying.......................        10.6           9.7           10.7           10.1           15.3
  Manufacturing..............................       221.2         224.7          237.3          244.1          252.6
  Construction...............................        51.8          51.0           51.7           61.2           59.2
  Electricity, gas and water.................        30.3          31.3           32.6           32.8           34.2
                                              -----------   -----------  -------------  -------------  -------------
   Total.....................................       313.9         316.7          332.3          348.2          361.2
Service sector
  Transportation, communications and storage.        58.6          61.7           68.2           74.2           80.8
  Trade......................................       138.6         145.4          152.9          161.5          170.8
  Finance....................................        45.4          46.3           46.7           47.3           48.9
  Ownership of dwellings and real estate.....        48.1          48.4           48.3           48.1           48.9
  Private services...........................        63.9          67.6           70.9           74.0           78.0
  Government services........................        46.2          47.7           48.5           48.9           51.2
                                              -----------   -----------  -------------  -------------  -------------
   Total.....................................       400.9         417.0          435.5          454.0          478.7
                                              -----------   -----------  -------------  -------------  -------------
Total GDP.................................... (Peso)888.0   (Peso)918.2  (Peso)  958.4  (Peso)1,001.7  (Peso)1,046.1
                                              ===========   ===========  =============  =============  =============
Total GNP.................................... (Peso)934.5   (Peso)969.3  (Peso)1,016.1  (Peso)1,073.1  (Peso)1,121.0
Percentage change in GDP.....................        (0.6)%         3.4%           4.4%           4.5%           4.4%
Percentage change in GNP.....................         0.4%          3.7%           4.8%           5.6%           4.5%


                                              Percentage of
                                                   GDP
                                              ------------
                                               1998   2002
                                              -----  -----

Agriculture, fishery and forestry............  19.5%  19.7%
                                              -----  -----
Industry sector
  Mining and quarrying.......................   1.2    1.5
  Manufacturing..............................  24.9   24.1
  Construction...............................   5.8    5.7
  Electricity, gas and water.................   3.4    3.3
                                              -----  -----
   Total.....................................  35.4   34.5
Service sector
  Transportation, communications and storage.   6.6    7.7
  Trade......................................  15.6   16.3
  Finance....................................   5.1    4.7
  Ownership of dwellings and real estate.....   5.4    4.7
  Private services...........................   7.2    7.5
  Government services........................   5.2    4.9
                                              -----  -----
   Total.....................................  45.2   45.8
                                              -----  -----
Total GDP.................................... 100.0% 100.0%
                                              =====  =====
Total GNP....................................
Percentage change in GDP.....................
Percentage change in GNP.....................

--------
Source: Economic and Social Statistics Office; National Statistical Coordination Board.

(1) Based on constant 1985 prices.

   The following table shows the percentage distribution of the country's GDP at constant 1985 prices.

             DISTRIBUTION OF GROSS DOMESTIC PRODUCT BY EXPENDITURE
                       (AT CONSTANT MARKET PRICES/(1)/)


                                       1998   1999   2000   2001   2002
                                      -----  -----  -----  -----  -----
        Personal consumption.........  79.7%  79.1%  77.3%  77.8%  77.5%
        Government consumption.......   7.9    8.2    8.2    7.5    7.4
        Capital formation
          Fixed capital..............  23.1   21.8   22.2   23.1   22.6
          Changes in stocks..........  (0.9)  (0.8)  (0.1)   1.3   (0.1)
                                      -----  -----  -----  -----  -----
           Total capital formation...  22.2   21.0   22.1   24.4   22.5
        Exports of goods and services  41.4   41.5   45.8   43.0   42.6
        Imports of goods and services (54.5) (51.3) (50.4) (50.7) (50.9)
        Statistical discrepancy......   3.3    1.5   (2.9)  (1.9)   0.9
                                      -----  -----  -----  -----  -----
        Total........................ 100.0% 100.0% 100.0% 100.0% 100.0%
                                      =====  =====  =====  =====  =====

--------
Source: Economic and Social Statistics Office; National Statistical Coordination Board.

(1) Based on constant 1985 prices.

Principal Sectors of the Economy

  Agriculture, Fishery and Forestry

   Agriculture. The country's principal agricultural products include cereals, such as palay (rice) and corn, cultivated primarily for domestic use, and crops, such as coconuts, sugar cane and bananas, produced for both the domestic market and export. The Philippines' diverse agricultural system contains many coconut plantations farmed by agricultural tenants and workers, sugar haciendas farmed either under labor administration or by tenants, and large "agro-business" plantations devoted mainly to non-traditional export crops such as bananas and pineapples. Rice, corn and coconuts each account for approximately one-quarter of the country's cultivated area. The country occasionally needs to import rice and corn.

   Through its economic stimulus activities, the Government has begun to implement a number of programs to boost agricultural output. The principal programs are as follows:

   . The Agriculture and Fisheries Modernization Act of 1997, which is the
     Government's blueprint for the modernization of the agriculture and fisheries sectors. The Act provides for, among other things, the establishment of development zones for production, processing and marketing agencies responsible for the enforcement of quality standards, the simplification of access to credit, and the grant of tariff exemptions on the importation of certain equipment.

   . A national productivity program designed to increase the yield and competitiveness of the five major agriculture subsectors: rice, corn, high value crops, livestock and fisheries.

   . Improvement of support services to farmers, particularly irrigation, roads, post-harvest facilities, training, credit and marketing assistance.

   . Stabilization of prices and supply of agricultural commodities.

   Fishery. The Philippines' fishing industry contributes significantly to the country's foreign exchange earnings. Pollution of coastal waters as a result of population growth, mining activities and wasteful fishing methods have damaged the marine and inland resources in some areas in recent years, leading to decreases in production.

   Forestry. The country's forests, one of the Philippines' main natural resources, contain a large quantity of hardwood trees. Over the years population growth, shifting cultivation, illegal logging and inadequate reforestation depleted the forests, leading to a Government-imposed total ban on logging activity and the subsequent continuing decline of the forestry subsector.


   Recent Results. The agriculture, fishery and forestry sector grew by 3.3% in 2002 compared to growth of 4.7% in 2001 at constant market prices, due to the positive performance of the agriculture and fishery subsectors, offsetting the decrease in the forestry subsector. The agriculture and fishery industry subsector grew by 3.7% in 2002 compared to growth of 4.9% in 2001. In addition to favorable weather conditions, the Government's revitalized support for agriculture through various means including the distribution of certified seeds, rehabilitation of irrigation facilities and the use of modern equipment, especially in the fishery subsector, contributed to the growth in the agriculture and fishery subsectors. The forestry subsector contracted by 66.4% in 2002 compared to a 27.3% contraction in 2001. For 2002, the agriculture, fishery and forestry sector contributed 19.7% to the total GDP growth rate of 4.4%. Meteorologists have reported that the weather system effect known as El Nino could extend into and worsen in the first part of 2003, leading to drier weather conditions, which could have an effect on crop harvests. However, the El Nino effect is expected to be moderate compared to the prolonged drought of 1997.


  Industry Sector


   The sector comprises, in order of importance, manufacturing, construction, electricity, gas and water and mining and quarrying. The sector contributed approximately 35.4% of GDP in 1998 and 34.5% in 2002, at constant market prices. The sector grew by 4.8% in 2001, mainly due to the global economic slowdown. In 2002, the industry sector grew by 3.7%, where the growth was driven by improvements in all subsectors.

   Mining and Quarrying. The mining and quarrying subsector contracted by 5.4% in 2001, compared to growth of 10.0% during 2000. This considerable decline was caused primarily by the decline in growth of gold production and contraction in the production of stone quarrying, clay and sandpits and other non-metallic mining. Increases in the growth of chromium and other metallic mining did not have a significant impact on the growth of the subsector as a whole. However, in 2002 the mining and quarrying subsector rebounded from the previous declines, with growth of 51.0%.


   Manufacturing. The country's manufacturing subsector comprises three major industry groups:

   . consumer goods, including the food, footwear and garment industries;

   . intermediate goods, including the petroleum, chemical and chemical product industries; and

   . capital goods, including the electrical machinery and electronics industries.

   The following table presents, at constant market prices, the gross value added, which equals the value of sales minus the cost of raw material and service inputs, for the manufacturing sector by industry or industry group.

             GROSS VALUE ADDED IN MANUFACTURING BY INDUSTRY GROUP
                       (AT CONSTANT MARKET PRICES/(1)/)

Industry/ Industry Group               1998          1999          2000          2001          2002
------------------------           ------------- ------------- ------------- ------------- -------------
                                                               (in millions)
Food manufactures................. (Peso) 78,744 (Peso) 83,049 (Peso) 84,590 (Peso) 88,227 (Peso) 95,010
Beverage industries...............         9,003         8,896         9,175         8,820         8,907
Tobacco manufactures..............         5,538         5,681         5,886         6,133         6,535
Textile manufactures..............         5,085         4,660         4,128         3,778         4,067
Footwear/wearing apparel..........        12,699        10,801        12,327        12,801        13,822
Wood and cork products............         2,769         2,451         2,220         2,060         2,063
Furniture and fixtures............         2,881         2,852         3,172         3,232         3,065
Paper and paper products..........         2,132         2,033         2,627         2,258         2,032
Publishing and printing...........         3,093         3,055         2,964         2,967         3,173
Leather and leather products......           224           222           229           254           293
Rubber products...................         1,849         2,065         2,115         1,743         1,705
Chemical and chemical products....        14,169        13,868        13,523        14,648        13,961
Petroleum and coal products.......        37,472        37,137        39,896        38,929        34,361
Non-metallic mineral products.....         6,614         5,834         5,625         5,215         5,708
Basic metal industries............         4,745         4,206         3,600         3,851         3,625
Metal industries..................         4,231         4,272         4,645         5,257         5,977
Machinery (except electrical).....         3,540         3,555         4,219         5,326         4,200
Electrical machinery..............        19,284        22,277        27,678        29,009        34,192
Transport equipment...............         1,810         1,984         2,125         2,325         2,379
Miscellaneous manufactures........         5,269         5,769         6,527         7,249         7,061
                                   ------------- ------------- ------------- ------------- -------------
Gross value added in manufacturing (Peso)221,151 (Peso)224,667 (Peso)237,271 (Peso)244,082 (Peso)252,136
                                   ============= ============= ============= ============= =============

--------
Source: Economic and Social Statistics Office; National Statistical Coordination Board.

(1) Based on constant 1985 prices.

   From 1998 through the first quarter of 1999, weak demand and high operating costs forced a number of businesses to close or cut back operations. Import-dependent industries, including transport equipment and rubber, chemical, petroleum and coal products, experienced declining output. Export-related industries, however, including furniture and fixtures, electrical machinery and leather products, grew, as did food manufactures.

   In 1999, the manufacturing subsector reversed its 1.1% contraction in 1998 to a growth of 1.6%. The sector recorded positive growth for the last three quarters of 1999. The major gainers for the sector included electrical machinery, which registered a growth of 15.5% and transport equipment, which registered a growth of 9.6%. The decliners in the subsector were led by footwear/ wearing apparel, which recorded a 14.9% contraction.



   The manufacturing subsector grew by only 2.9% in 2001, compared to 5.6% growth in 2000. This reduction was caused primarily by lower growth in the manufacture of apparel, furniture and electrical machinery and by contraction in the manufacture of beverages, paper products, rubber products, petroleum and coal products, and non-metallic mineral products. Gains in growth in the manufacture of food, tobacco, leather products, nonelectrical machinery, chemical products and basic metal products contributed positively to the manufacturing subsector, although they were unable to fully offset the declines in the subsector as a whole.



   In 2002, the annual growth rate of the manufacturing subsector was 3.5%, up from 2.9% for 2001. The growth in manufacturing was due mainly to growth in the manufacture of electrical machinery, leather products and footwear and apparel.



   Construction. The construction subsector's contribution to GDP, at constant market prices, decreased slightly from 5.8% in 1998 to 5.7% in 2002. The construction subsector increased by 18.3% in 2001 compared to an increase of 1.4% in 2000. For 2001, the industry sector contributed 0.6% to the total GDP growth rate of 3.4%. In 2002, the construction subsector contracted by 3.3% from the previous year primarily due to a decrease in public construction.



   Electricity, Gas and Water. The electricity, gas and water subsector grew by 0.7% in 2001, compared to 4.2% in 2000. The slower growth was attributable primarily to reduced electricity demand and decreased water sales resulting from the rehabilitation of water mains and pipes. The subsector grew 4.3% in 2002.


   With limited natural resources available for energy development, the Philippines satisfies most of its energy needs with imports of coal and oil, which it then converts into electric power. In August 1996, the Government deregulated oil prices by introducing an automatic mechanism that adjusted petroleum product prices monthly in accordance with Singapore posted prices. In February 1997, the Downstream Oil Industry Deregulation Act of 1996 superseded the automatic-pricing mechanism and allowed domestic oil prices to fluctuate freely based on market conditions. On November 5, 1997, however, the Philippine Supreme Court declared the act unconstitutional on the basis that it inhibited fair competition, encouraged monopolies, interfered with free market forces and nullified the principle of deregulation. On February 10, 1998, the Government enacted a new oil industry deregulation act, which allowed oil prices to fluctuate and eased the entry of new players into the industry.

   The 1998 oil industry deregulation act has increased investment activity and attracted new players into the downstream oil industry, with approximately
(Peso)4 billion of new investments in LPG refilling, bulk storage and retail outlets since deregulation of the industry. Prices of petroleum products have fluctuated in response to market prices and competition has increased. Retail petrol prices declined by a total of 50-65 centavos per litre between October 1998 and January 1999 in response to increased competition, however prices have since increased due to the increase in world crude oil prices. Increases in world crude oil prices led the country to increase coal imports and decrease oil imports.

   The following table sets out the country's energy consumption by source.

                         ENERGY CONSUMPTION BY SOURCE


            Energy Source                1998   1999   2000   2001
            -------------               -----  -----  -----  -----
                                         (% of total consumption)
            Domestic sources
              Oil......................   0.1%   0.1%   0.0%   0.1%
              Coal.....................   2.0    1.6    1.6    1.9
              Hydro....................   3.6    5.5    5.0    5.1
              Geothermal...............   6.4    7.5    7.8    7.2
              Other/(1)/...............  28.6   28.8   27.8   30.7
                                        -----  -----  -----  -----
               Total domestic sources..  40.7   43.5   42.2   45.0
                                        -----  -----  -----  -----
            Imported sources
              Oil......................  53.7   50.2   45.5   46.0
              Coal.....................   5.5    6.3   12.3   10.1
                                        -----  -----  -----  -----
               Total imported sources..  59.2   56.5   57.8   56.1
                                        -----  -----  -----  -----
                Total.................. 100.0% 100.0% 100.0% 100.0%
                                        =====  =====  =====  =====

--------
Source:  Department of Energy.

(1) Other includes gas, fuelwood and biomass fuel.

   National Power Corporation is the principal entity engaged in the development, generation and transmission of electric power on a nationwide basis. It establishes and maintains transmission line grids, generating facilities and inter-island connections throughout the Republic.

   In August 1998, the Department of Energy proposed a number of measures to restructure the Republic's electric power industry, including:

   . eliminating subsidies for less populated service areas, which are currently generated by requiring all service areas to pay the same prices for electricity;

   . restructuring and privatizing the National Power Corporation;

   . creating competition in power generation; and

   . providing free access to the transmission and distribution system.

   The reforms, especially the restructuring and privatization of National Power Corporation, would allow distributors and large customers to choose their electricity supplier. Commercial, regulatory and tariff reforms will be put in place in response to the additional burdens on the regulatory agency, the distribution sector and the other industry players resulting from increased competition in the industry. The Electric Power Industry Reform Act, which provides a legal framework for the restructuring of the electric power industry and the privatization of the assets and liabilities of the National Power Corporation, was enacted on June 8, 2001. See "-- Recent Economic Developments -- Electric Power Industry Reform Act and -- Privatization of the National Power Corporation."

  Service Sector


   The sector comprises, in order of importance, trade, finance and housing, private services, transportation, communications and storage and Government services. The service sector was the largest contributor to GDP in 2000, contributing approximately 45.8% of GDP. Overall, in 2002, the services sector grew by 5.5%.

   Trade. The trade subsector, which consists of wholesale and retail activities, accounted for 16.3% of GDP at constant market prices in 2002. The trade subsector grew by 5.6% in 2001 at constant market prices, compared to 5.2% growth in 2000. This increase was caused by a notable growth in wholesale trade, which accounts for one-fourth of trade output. The trade subsector grew by 5.8% in 2002.



   Finance. The finance subsector's contribution to GDP at constant market prices decreased slightly from 5.1% in 1998 to 4.7% in 2002.



   The finance subsector grew by 3.4% in 2002 after growing by 1.2% in 2001 and 0.9% in 2000. For a discussion of the country's financial system, see "-- The Philippine Financial System."



   Ownership of Dwellings and Real Estate. The ownership of dwellings and real estate subsector grew by 1.6% in 2002 at constant market prices after contracting by 0.5% in 2001 and registering zero growth in 2000, at constant market prices.



   Private Services. The private services subsector includes educational, medical and health, recreational and hotel and restaurant services. The subsector contributed approximately 7.5% to GDP at constant market prices in 2002. Except for business services and personal services, which experienced higher rates of growth, all private services experienced lower, although positive, growth. The private services subsector grew by 5.5% in 2002 compared to growth of 4.4% in 2001.



   Government Services.  The Government services subsector grew by 4.7% in 2002.


   Transportation, Communications and Storage. The geographically diverse nature of the Philippines makes it important to have well developed road, air and sea transportation systems. The Government has encouraged, build, operate and transfer, projects and other private sector initiatives to provide basic transportation services and strengthen inter-regional and urban links to ensure safe and efficient movement of people and goods. Important ongoing build, operate and transfer projects (or its variants) and joint venture projects include the Metro Rail Transit Project, Metro Manila Skyway Project, the Manila-Cavite Expressway Project and the South Luzon Expressway Extension.

   The country's road network is the most important transportation system carrying about 65% of freight and 90% of passenger traffic. The road network covers more than 200,000 kilometers. About 1.8 million vehicles use the road network, including 236,000 vehicles for public use, principally in Metro Manila. Traffic remains congested in the capital region, despite traffic management and various engineering measures. The Government has built and continues to emphasize alternative road networks and mass rapid urban transit rail facilities to ease the problem.

   In 2000, about 1,194 miles of national roads were constructed or rehabilitated while 7,100 lineal meters of bridges along national roads were converted to permanent structures. This improved the percentage of paved national arterial roads to 77% and that of national secondary roads to 52% at the end of 2000.

   Usage of the country's rail facilities has declined largely because of the outdated facilities of the Philippine National Railways. The Government has constructed a two-line light-rail transit system in Metro Manila, financed by a build, lease and transfer arrangement, and has started work on a third line of the light-rail transit system, which is expected to be operational by year 2004 and will provide additional maximum capacity of 500,000 passengers per day for the Metro Manila commuters.

   In addition to a more conducive environment for private sector participation brought about by the amendment of the Build-Operate-Transfer Law, the light-rail transit system Line 1 South Extension Project is expected to be undertaken under a joint venture agreement. The 27-kilometer extension line will expand the existing light-rail system Line 1 service southward to the cities of Paranaque and Las Pinas and the adjoining municipality of Bacoor. The project will connect the north and south ends of the existing railway system.

   Four international airports, in Manila, Cebu, Clark and Subic, and 83 other facilities throughout the country help meet the country's air transport needs. The Government plans to upgrade several major airports to international standards and generally to modernize air navigation and communications operations in the country. The new Manila International Airport terminal's project is expected to commence in early 2003. The Government has formulated a plan for the transition from land-based to satellite-based technology in civil aviation. It approved the implementation of the new communications, navigation surveillance and air traffic management systems project, which will implement satellite-based technology designed to control and manage the air traffic within the respective flight information region. Once financing is obtained and implementation is completed, the system will increase air travel safety, shorten flight duration for air passengers and improve aircraft operating efficiency due to more flexible flight paths and increased airspace capacity.

   Philippine Airlines, Inc., the primary national air carrier, several smaller domestic airlines and airlines from various countries provide air service to, from and within the country. Philippine Airlines retains a leading position in domestic routes, but since the beginning of 1998, Philippine Airlines has had increasing financial difficulties and labor problems.

   The airline's finances, however, began to improve in its fiscal year 1999 (ending on March 31, 2000). After registering six consecutive years of losses, Philippine Airlines reported a net profit of (Peso)45.8 million in fiscal year 1999. In the fiscal year 2000 (ending on March 31, 2001), the airline realized an 815% rise in profits, registering a net profit of (Peso)419 million.

   The country's geography also requires an effective water transport system to ferry cargo and passengers among islands. Currently, the water transport system handles about 40% of total freight traffic and 10% of total passenger traffic in the Philippines. The regulatory policy during the past decade has been to open the industry to competition, ensuring lower cargo passage rates and improving the quality of service. The Government plans to construct or improve 96 national ports, approximately 300 municipal, feeder and fishing ports and river landings and special handling facilities for grains and bulk cargo in other selected ports.

   Faced with historical shortages of telephone lines and long waits for basic telephone service, especially outside Metro Manila, the Government opened the telecommunications industry in 1993 to intensify competition and to increase substantially the number of telephone lines and interconnections. The Government has continued to implement programs designed to provide telephone lines, exchanges and transmission facilities to underserved regions of the country. As of December 31, 2001, a cumulative total of more than 6.9 million lines have been installed, which translates to a telephone density of 9.0 main telephone lines per 100 inhabitants.

   The country has 11 international long distance providers and five cellular mobile telephone operators, as well as a number of competitors in the local telephone market. The privately-owned Philippine Long Distance Telephone Company ("PLDT") continues to exert strong influence over the telecommunications market through its ownership and operation of the public switch telecommunications network, to which other companies are interconnected.

   The transport, communications and storage subsector's contribution to GDP, at constant market prices, grew from 6.6% in 1998 to 7.7% in 2002. The subsector grew by 8.8% in 2001, compared to growth of 10.5% in 2000. This reduced growth was caused primarily by decreases in the growth rate of most facets of transportation and storage, most notably a contraction in water transport and a significant decrease in growth of air transport. Growth in communications partially offset the slowdowns in transportation and storage, although the growth rate in communications has declined on a quarterly basis since the first three months of 2001. In 2002, the subsector grew by 8.9%, compared to 8.8% in 2001.




Prices, Employment and Wages

  Inflation

   The Philippines reports inflation as the annual percentage change in the consumer price index, which measures the average price of a standard "basket" of goods and services used by a typical consumer. In June 1998, the Government began employing a 1994-based CPI basket of goods and services, which since 1999 has been the sole official measurement. For Metro Manila, the 1994 CPI basket consists of 705 commodities. In addition, the 1994 CPI basket for areas outside Metro Manila focuses on provinces or cities.

   The following table sets out the principal components of the 1994 CPI basket.

                    PRINCIPAL COMPONENTS OF 1994 CPI BASKET

              Category                                     Basket
              --------                                     ------
              Food items (including beverages and tobacco)  55.1%
                Rice......................................  11.8
              Non-food items..............................  44.9
                Housing and repairs.......................  14.7
                Services..................................  12.3
                Fuel, light and water.....................   5.7
                Clothing..................................   3.7
                Miscellaneous.............................   8.5

   The following table sets out the consumer price index and the manufacturing sector's equivalent, the producer price index, as well as the annual percentage changes in each index based on the 1994 CPI basket.

                 CHANGES IN CONSUMER AND PRODUCER PRICE INDEX

                                             1998    1999   2000   2001     2002        2003
                                            -----   -----  -----  -----  -----       -----
Consumer Price Index....................... 136.8   145.9  152.3  161.6  166.6       169.8/(3)/
Increase over Previous Year................   9.7%    6.6%   4.4%   6.1%   3.1%        N/A
Producer Price Index for Manufacturing/(1)/ 131.7   137.9  141.5  165.6  170.4       183.0/(4)/
Increase/(Decrease) over Previous Year/(1)/ (11.0)%   4.7%   2.6%  17.0%   5.5%/(2)/   N/A

--------
Source:  National Statistics Office.

(1) Measured by the 1994 PPI benchmark.
(2) Represents the increase from November 2001 to November 2002.
(3) First three months.
(4) As of January, 2003.

   Inflation in 1998 increased because of the Peso depreciation and lower agricultural output caused principally by the drought related to the El Nino phenomenon and a number of typhoons related to the La Nina phenomenon. The 1998 inflation rate was 9.7%. In December 1999, the monthly inflation rate was 4.3%, down from a high for the year of 11.5% in January 1999. The decline was due primarily to a sharp fall and subsequent stability in food prices resulting from strong performance in the agriculture sector leading to increased food supply, which partially offset the effects of increases in world crude oil prices.

   The easing of inflationary pressures in the second half of 1999 extended up to the second quarter of 2000. Inflation remained in single digits at 4.4% for 2000 compared with the 6.6% recorded in 1999. Moderate inflation was achieved notwithstanding an increase in economic activity, inflationary pressures arising from wage adjustments and increases in oil prices and transport fares.

   Inflation was kept low in 2001, at an average of 6.1%, which was within the Government's target of 6-7%. Favorable food and oil prices, stable exchange rates and moderate growth in demand all contributed to low inflation.


   The national inflation rate averaged 3.1% for 2002 and 2.8% year on year as of May 2003. Inflation continues to be benign despite the recent adjustments in domestic oil prices, which increased by 11.2% at December 31, 2002 as compared with December 31, 2001 (in part because the adjustments have not been passed on to transport charges), and despite an increase in food prices due to weather-related reductions in supplies of rice, fruits, and vegetables. Reductions in Bangko Sentral's policy interest rates and efforts to maintain fiscal discipline, which have led to lower market lending rates and lower costs of capital for businesses, also had a favorable impact on inflation. Equally important, inflationary pressures caused by more demand than supply continue to be subdued due in part to current levels of unemployment and spare capacity as well as restrained, though increasing, domestic demand. The reduction in the PPA of NPC, effective May and the decision of the Manila Waterworks and Sewerage System to delay petitions for water rate increases also helped to keep inflation rates relatively low.


  Employment and Wages

   The following table presents selected employment information for various sectors of the economy.

                     SELECTED EMPLOYMENT INFORMATION/(1)/


                                              1998   1999/(2)/ 2000/(2)/ 2001/(2)/ 2002/(2)/
                                             ------  --------  --------  --------  --------
Labor force (in thousands).................. 29,674   30,759    30,911    32,809    33,936
Unemployment rate...........................   10.3%     9.8%     11.2%     11.1%     11.4%
Employment share by sector:
Agriculture, fishery and forestry...........   37.9%    38.8%     32.9%     37.2%     37.0%
Industry sector
  Mining and quarrying......................    0.4      0.4       0.4       0.4       0.4
  Manufacturing.............................   10.2      9.9      10.0      10.0       9.5
  Construction..............................    5.9      5.5       5.4       5.4       5.3
  Electricity, gas and water................    0.5      0.5       0.4       0.4       0.4
                                             ------   ------    ------    ------    ------
   Total industry sector....................   17.1%    16.3%     16.2%     16.2%     15.6%
Service sector
  Transportation, communication and storage.    6.8      6.9       7.2       7.3       7.2
  Trade.....................................   15.6     15.7      16.3      18.0      18.7
  Finance and housing.......................    2.5      2.6       2.6       2.8       2.8
  Services..................................   20.1     19.7      20.5      18.6      18.7
                                             ------   ------    ------    ------    ------
   Total services sector....................   45.0%    44.9%     46.6%     46.7%     47.4%
                                             ------   ------    ------    ------    ------
    Total employed..........................  100.0%   100.0%    100.0%    100.0%    100.0%
                                             ======   ======    ======    ======    ======

--------
Source:  Bureau of Labor and Employment Statistics -- Current Labor Statistics;
                National Statistics Office -- Labor Force Survey.

(1) Figures for 1998 to 2002 are the average of the applicable statistic for each quarter in the relevant period.
(2) Figures generated using 1995 census-based population projections.




   At the end of 2002, the Filipino labor force totalled 33.9 million people. The Filipino labor force is relatively young. They are employed primarily in service industries, such as nursing and education, and in manufacturing export industries, such as electronics and garments. A total of 832,449 Filipino workers were working overseas from January to November 2002, an increase of approximately 2.5% from the same period in 2001.

   Regional tripartite bodies consisting of representatives of Government, businesses and workers establish minimum wage requirements, which vary based on region and industry. Under the law, minimum wage requirements may only be increased once in any twelve month period. The minimum wages for workers in Metro Manila and the surrounding areas are the highest in the country. Across the regions, daily minimum wages range from a low of (Peso)114.0 to a high of
(Peso)280.0.

   The economic difficulties that began in the second half of 1997, including the slower growth of the country's industrial production, drove the average unemployment 10.3% in 1998, before improving to 9.8% in 1999. The unemployment rate increased to 11.2% in 2000 amidst uncertainties over the allegations of corruption surrounding former President Estrada and fears of subsequent economic slowdown. In Metro Manila, where 13.8% of the country's labor force is located, unemployment ranged from 13.8% to 16.4% from 1997 to 1999 and from 17.9% to 17.7% from 2000 to 2002. In response to the economic slowdown in 2001, employers and workers agreed to the Social Accord for Industrial Harmony and Stability under which they confirmed the commitment to refrain from layoffs, closures, work stoppages or slowdowns except as a last resort.

   Labor and employment conditions improved in 2001 as the economy grew stronger than expected during the year. The substantially reduced number of strikes, increased rates of deployment of workers overseas and improved legislated wage indicators reflect broadly improved labor, employment and wage conditions during the year.

   The number of employed persons increased by 6.2% to 29.2 million in 2001 from 27.5 million in 2000, due largely to the strong performance of the services sector, particularly in the wholesale and retail trade subsector, as well as the agriculture, fishery and forestry sector. The employment rate, however, improved slightly by only 0.1% to 88.9% from 88.8% in 2000 as the 6.2% growth in the number of employed persons was accompanied by a 6.1% increase in the labor force.

   Meanwhile, the number of unemployed persons was 3.1 million in October 2002, a 6% decline from October 2001. The largest number of unemployed persons was located in Metro Manila, which posted a 16.7% unemployment rate as of October 2002.

  Social Security System and Government Service Insurance System

   The Philippines does not pay any unemployment compensation or make any general welfare payments other than through the Social Security System and the Government Service Insurance System. The Social Security System provides private sector employees, including self-employed persons and their families, with protection against disability, sickness, old age and death. Monthly contributions by covered employees and their employers, and investment income of the Social Security System fund the system. The Social Security System invests its funds in Government securities and in local equity securities.

   The Government Service Insurance System administers social security benefits for Government employees, including retirement benefits, life insurance, medical care and sickness and disability benefits. The system also administers the self-insurance program for Government properties, such as buildings and equipment. The Government Service Insurance System also oversees loan programs, including housing loans for Government employees. Monthly contributions by covered employees and their employers fund the system. Government agencies must include in their annual appropriations the amounts needed to cover their share of the contributions and any additional premium required based on the hazardous nature of the work. The Government Service Insurance System invests its funds in a manner similar to the Social Security System.

  Savings

   The following table sets out the ratio of gross national savings, total investment and the savings-investment gap as a percentage of GDP.


                                     1998  1999  2000  2001  2002
                                     ----  ----  ----  ----  ----
              Gross national savings 22.7% 27.5% 26.2% 22.5% 24.7%
              Gross investments..... 20.3% 18.8% 18.4% 20.7% 19.3%
              Savings-investment gap  2.4%  8.8%  7.8%  1.8%  5.4%

--------

Source:  National Accounts, NSCB.


   Government steps to stimulate the savings rate in the Philippines include:

   . launching a nationwide savings consciousness campaign to inform savers about different types of financial assets;

   . shifting by the Philippine Stock Exchange from merit-based regulation to self-regulation;

   . tightening disclosure and insider trading rules;

   . removing double taxation of mutual funds;

   . allowing increased foreign equity participation in investment and financing companies;

   . rationalizing financial taxes (e.g., gross receipts tax, documentary stamp tax, initial public offerings tax);

   . broadening of the scope and coverage of small denominated Treasury-bills which were offered beginning in November 1998;

   . establishing a Small and Medium Enterprises Board at the Philippine Stock
     Exchange; and

   . lengthening of the yield curve of government securities.

Balance of Payments

  Balance of Payments Performance

   Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current account and the capital and financial accounts. The current account tracks a country's trade in goods, services, income and current transfer transactions. The capital and financial account includes the capital account, which covers all transactions involving capital transfers and acquisition or disposition of non-produced, non-financial assets, and the financial account, which covers all transactions associated with changes of ownership in the foreign financial assets and liabilities of an economy. A balance of payments surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. A balance of payments deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency.

   The following table presents basic balance of payments information for 1996 through 1998.

                           BALANCE OF PAYMENTS/(1)/

                                                             1996                 1997               1998
                                                        --------       --------                    --------
                                                                           (in millions)
Current account:
  Goods trade
   Exports............................................. $ 20,543       $ 25,228                    $ 29,496
   Imports.............................................  (31,885)/(2)/  (36,355)/(2)/(29,524)/(2)/
  Services trade
   Receipts............................................   19,006         22,835                      13,917
   Payments............................................  (12,206)       (17,139)                    (12,778)
  Transfers
   Inflow..............................................    1,185          1,670                         758
   Outflow.............................................     (596)          (590)                       (323)
                                                        --------       --------                    --------
    Total current account (deficit).................... $ (3,953)      $ (4,351)                   $  1,546
Capital and financial account:
  Medium and long-term loans
   Availment........................................... $  6,540       $  7,724                    $  6,025
   Repayment...........................................   (3,699)        (2,900)                     (3,285)
  Trading of bonds in the secondary market
   Resale of bonds.....................................    4,148          3,072                       3,307
   Purchase of bonds...................................   (4,185)        (3,748)                     (4,390)
  Investments, net/(3)/
   Non-resident investments in the Philippines.........    3,621            843                       2,016
   Resident investments abroad.........................     (104)           (81)                       (344)
  Change in the net foreign assets of commercial banks.    4,214          1,188                      (4,347)
  Short-term capital, net..............................      540            495                       1,205
                                                        --------       --------                    --------
Net capital and financial account...................... $ 11,075       $  6,593                    $    187
Monetization of gold/(4)/..............................      198            105                         118
Revaluation adjustments/(5)/...........................     (203)          (465)                        (22)
Net unclassified items.................................   (3,010)        (5,245)                       (470)
                                                        --------       --------                    --------
Overall balance of payments position................... $  4,107       $ (3,363)                   $  1,359
                                                        ========       ========                    ========

--------
Source:  Bangko Sentral.

(1) As described below, the framework for compiling and reporting the balance of payments has been revised based on the new concept under the IMF Balance of Payment Manual, 5th Edition.
(2) National Statistics Office data was adjusted to exclude the value of aircraft amounting to $542 million in 1996, $45 million in 1997 and $136 million in 1998 procured under operating lease arrangements, and to include an additional $466 million worth of aircraft imported under capital lease arrangements in 1997.
(3) Revised to reflect proper classification of balance of trade related transactions from non-resident to resident transactions.
(4) Represents gold purchased by Bangko Sentral from domestic gold producers that becomes part of its official reserves, and profits from the sale of gold by Bangko Sentral.
(5) Represents changes in valuation of monetary assets and liabilities as a result of changes in the exchange rate of the US dollar against the Special Drawing Rights and other foreign currencies that form part of the reserve assets and monetary liabilities of Bangko Sentral, as well as discounts accruing to Bangko Sentral in connection with debt-to-equity conversion programs and other debt reduction schemes.

  New Framework

   Beginning in January 2000, Bangko Sentral adopted a new framework for the balance of payments compilation and reporting based on the fifth edition of the Balance of Payments Manual, or BPM5, of the International Monetary Fund.

   The following table presents a comparative summary of major revisions in the format of balance of payments reports.

Comparative Summary of Major Revisions in the Balance of Payments Report Format

    BOP Categories                     Old Format                               New Format
----------------------- ----------------------------------------- --------------------------------------
Current Account         Consists of:                              Consists of:
                        . Goods                                   . Goods
                        . Services                                . Services
                        . Transfers                               . Income
                                                                  . Current transfers
Goods                   Includes data on all goods leaving the    Excludes shipments of goods that do
                        country and entering any of the           not involve a change in ownership
                        seaports and airports of entry in the
                        Philippines that are properly cleared
                        through the Bureau of Customs
Services                Includes both factor services (services   Includes only non-factor services;
                        of labor and capital) and non-factor      factor services are lodged separately
                        services (transport services, travel, and under "Income Account"
                        other services not reported separately)
Income                  Included in the "Services Account"        Includes income for factor services
Transfers               Includes both current and capital         Includes only current transfers.
                        transfers                                 Capital transfers are lodged under the
                                                                  "Capital Account", a sub-account under
Capital and Financial   Consists of:                              Consists of:
  Account               . Medium- and long-term loans             Capital Account which includes:
                        . Trading of bonds in the secondary       . Capital transfers
                        market                                    . Acquisition or disposition of
                        . Investments                             non-produced non-financial assets
                        . Change in commercial banks' net         (e.g. goodwill, patent, copyrights)
                        foreign assets                            Financial Account which is composed
                        . Short-term capital                      of:
Medium- and Long-Term   Consists of:                              Consists of:
  Loans                 . Non-bank loans including inter-         . Non-bank loans, excluding
                        company loans                             intercompany loans, are categorized
                        . Bonds issued and redeemed by the        as Other Investments.
                        original issuer                           . Inter-company loans are treated as
                                                                  Direct Investments
                                                                  . Bonds are classified under
                                                                  Portfolio Investments
Trading of Bonds in the Refers to the purchase and sale abroad    Classified as Portfolio Investments
  Secondary Market      of resident-issued bonds in the           (together with bonds treated as
                        secondary market by residents (other      medium- and long-term loans under the
                        than the original issuer) from non-       old framework)
                        residents

    BOP Categories                   Old Format                              New Format
---------------------- --------------------------------------- ---------------------------------------
Investments            Includes:                               Includes:
                       . Direct Investments which covers:      . Direct investments which cover:
                       . Investments in equities               . Investment in equities
                       . Portfolio Investments                 . Reinvested earnings
                       For non-residents, covers investments   . Inter-company loans
                       in:                                     . Portfolio Investments
                       . Equities of resident firms            For Non-Residents, covers
                       acquired through the stock exchange     investments in:
                       . Resident debt securities issued in    . Equities of resident firms
                       the local market                        acquired through the stock exchange
                       For residents, covers investments in:   . Debt securities (bills and bonds)
                       . Equities listed in foreign stock      issued by both the public and
                       exchanges                               private sectors, banks and
                                                               non-banks, in the local market
                                                               and abroad. These include bonds
                                                               which were treated as medium- and
                                                               long-term loans under the old
                                                               framework
                                                               For Residents, covers investments
                                                               in:
                                                               . Equities listed in foreign
                                                               stock exchanges
                                                               . Foreign debt securities of bank
                                                               and non-banks
Change in Commercial   Change in net foreign asset position of Distributed among direct, portfolio and
  Banks Net Foreign    commercial banks                        other investments accounts
  Assets
Short-Term Capital     Consists of non-bank short-term loans   Included in other investments
                       and net trade credits
Other Investments                                              Includes:
                                                               . Net trade credits
                                                               . Loans of banks and non-banks
                                                               . Currencies and deposits of resident
                                                               banks abroad, and currencies and
                                                               deposits non-residents with
                                                               resident banks (net change)
                                                               . Other assets and liabilities of
                                                               banks (net change)
Others                 Includes:                               No longer part of the computation of
                       . Monetization of gold                  the balance of payments
                       . Revaluation adjustments
Net Unclassified Items Includes:                               Includes:
                       . Errors and omissions                  . Errors and omissions
                       . Floats                                . Floats
Overall BOP            Computed as the sum of the Current      Computed as the sum of the Current
                       Account and Capital and Financial       Account and Capital and Financial
                       Account plus Others and Net             Account plus Net Unclassified Items
                       Unclassified Items

   The following table sets out the consolidated financial position on a cash basis for the Republic for the periods indicated.

                          BALANCE OF PAYMENTS/(1)(2)/


                                                                                Years Ended December 31
                                                                          -----------------------------------
                                                                            1999      2000     2001     2002
                                                                          --------  -------  -------  -------
                                                                                     (in millions)
Current account:/(2)/.................................................... $  7,219  $ 6,258  $ 1,323  $ 4,197
                                                                          --------  -------  -------  -------
Goods and services:......................................................    2,247    1,384   (2,793)    (856)
  Exports/(3)/...........................................................   39,014   41,267   34,391   37,439
  Imports/(3)/...........................................................   36,767   39,883   37,184   38,295
  Goods..................................................................    4,959    3,814     (743)     408
   Credit: Exports/(3)/..................................................   34,211   37,295   31,243   34,383
   Debit: Imports/(3)/...................................................   29,252   33,481   31,986   33,975
  Services...............................................................   (2,712)  (2,430)  (2,050)  (1,264)
   Credit: Exports.......................................................    4,803    3,972    3,148    3,056
   Debit: Imports........................................................    7,515    6,402    5,198    4,320
Income:..................................................................    4,460    4,437    3,669    4,550
   Credit: Receipts......................................................    8,082    7,804    7,152    7,931
   Debit: Disbursements..................................................    3,622    3,367    3,483    3,381
Current transfers:.......................................................      512      437      447      503
   Credit: Receipts......................................................      607      552      517      594
   Debit: Disbursements..................................................       95      115       70       91
Capital and financial account:/(2)/......................................   (2,333)  (4,119)  (1,080)  (2,104)
  Capital account:.......................................................       (8)      38      (12)     (19)
   Credit: Receipts......................................................       44       74       12        2
   Debit: Disbursements..................................................       52       36       24       21
  Financial account:.....................................................   (2,325)  (4,157)  (1,068)  (2,085)
   Direct investment.....................................................    1,754    1,453    1,142    1,026
    Debit: Assets, residents' investments abroad.........................      (29)    (108)    (160)      85
    Credit: Liabilities, non-residents' investments in the Philippines...    1,725    1,345      982    1,111
   Portfolio Investment:.................................................    6,874      207    1,050    1,921
    Debit: Assets, residents' investments abroad.........................      807      812      399      369
    Credit: Liabilities, non-residents' investments in the Philippines...    7,681    1,019    1,449    2,281
   Other Investment:.....................................................  (10,953)  (5,817)  (3,260)  (5,023)
    Debit................................................................   18,639   15,313   13,898   13,214
    Credit...............................................................    7,686    9,496   10,638    8,191
Net unclassified items:..................................................   (1,300)  (2,652)    (435)  (1,433)
                                                                          --------  -------  -------  -------
Overall BOP position:/(4)/............................................... $  3,586  $  (513) $  (192) $   660
                                                                          ========  =======  =======  =======

--------
Source:  Bangko Sentral.

(1) Beginning January 2000, the Republic adopted the fifth edition of the International Monetary Fund's Balance of Payments Manual ("BPM5"). For the purpose of assessing comparative performance, the 1999 balance of payments was reconstructed to conform with the conceptual coverage of the BPM5.

(2) The Republic has disclosed that the reported current account surplus has been overstated due to monitoring problems giving rise to underreported imports. See "-- Recent Economic Developments -- Balance of Payments."


   Reflecting the revisions in imports, the current account for 2000 has been revised to a surplus of $6.3 billion from a previously reported surplus of $8.5 billion, and the current account for 2001 has been revised to a surplus of $1.3 billion from a previously reported surplus of $4.1 billion. At these revised levels, the current account surplus stood at 7.9% and 1.7% of gross national product for 2000 and 2001, respectively. However, the capital and financial account for 2000 has been revised downward to a net outflow of $4.1 billion from a previously reported net outflow of $6.5 billion, and the capital and financial account for 2001 has been revised downward to a net outflow of $1.1 billion from a previously reported net outflow of $3.7 billion.

(3) Data on exports and imports from the National Statistics Office were adjusted to exclude temporary exports and imports and returned goods.
(4) The overall BOP position results from the change in net international reserves that is purely due to transactions excluding the effects of revaluation of reserve assets and selected reserve liabilities, gold monetization and Special Drawing Rights allocation.

   In 1998, the balance of payments registered an overall surplus of $1.4 billion, compared to a $3.4 billion deficit in 1997. The current account yielded a surplus of $1.5 billion compared to a deficit of $4.4 billion in 1997 primarily because of an increase in merchandise exports and a reduction of imports that led to a 99.7% improvement in the goods trade balance. The capital and financial account fell 97.2% from $6.6 billion in 1997 to $187 million in 1998, due mainly to a significant decline in net medium and long-term loans and a negative change in the net foreign asset position of commercial banks arising largely from the reduction in commercial banks' foreign liabilities. Net unclassified items fell to $470 million in 1998 versus $5.2 billion in 1997, due to more effective monitoring by the authorities, further contributing to the improved balance of payments position.


   In 1999, under the BPM5 framework, the balance of payments registered an overall surplus of $3.6 billion. This resulted from a surplus of $7.2 billion in the current account due to an improvement in the goods trade balance and net inflows from the income account. The capital and financial account recorded a deficit of $2.3 billion in 1999, although there were sustained inflows of direct investment and portfolio investment by nonresidents.





   In 2000, under the BPM5 framework, the balance of payments position showed a deficit of $513 million following the weaker capital and financial account even as the current account continued to perform favorably. The current account posted a surplus of $6.3 billion for 2000, or 13.3% lower than the level registered in 1999. The net outflow in the capital and financial account totalled $4.1 billion following the weakening in the financial account. Inflows of both direct and portfolio investments offset some of the outflows in the other investments account. However, portfolio investments were down considerably in 2000 to a net inflow of $207 million from a net inflow of $6.1 billion in 1999.



   The overall balance of payments showed a deficit of $192 million in 2001, compared to a deficit of $513 million in 2000. This positive development was caused by lower net outflows of $1.1 billion in the capital and financial account in 2001, as compared to $4.1 billion in 2000, which overshadowed a substantial decline in the current account surplus of $1.3 billion in 2001, as compared to $6.2 billion in 2000. Exports of goods contracted by 16.2% and inflows in the services trade account decreased by 20.7% due to lower travel receipts arising from perceived security concerns and the travel scare that followed the terrorist attacks in the United States. Imports of goods declined by 4.5%, and outflows in the services trade account declined by 18.8%. Foreign direct investments posted a sustained net inflow of $982 million compared to a $1.3 billion net inflow in 2000. From a net inflow of $207 million in 2000, portfolio investments increased, posting a net inflow of $1.1 billion in 2001.

   In 2002, the balance of payments registered a surplus of $660 million, compared to a deficit of $192 million in 2001. This improvement can mainly be attributed to the strong performance of the current account, which offset the weak performance of the capital and financial account. The current account surplus more than tripled to $4.2 billion for 2002 from $1.3 billion in 2001. This positive development was mainly caused by higher net inflows in the income accounts, the reversal of the trade-in-goods balance to a surplus from a deficit and lower net outflows in services. Higher net inflows from current transfers also helped strengthen the current account's performance for the year. The trade-in-goods balance for 2002 posted a surplus of $408 million as compared to a deficit of $743 million for 2001 as growth of exports outpaced that of imports. The strong export performance was supported by increasing intra-regional trade in Asia, absorbing the reduction in demand from the US and Japan, the Republic's traditional trading partners, and by a new export plan focusing on aggressive marketing and developing small and medium enterprises. The trade-in-services account for 2002 showed a net outflow of $1.3 billion, 38.3% lower compared to the level in 2001, mainly on account of the lower net payments for transportation services, construction services and for miscellaneous business, professional and technical services. Net inflows of income account for 2002 grew by 24.0% to $4.6 billion. The higher surplus was due mainly to an increase in the number deployed overseas foreign workers who continued to send remittances from abroad. The current transfers account for 2002 amounted to $503 million, 12.5% higher than the level registered in 2001. The improvement was due to the higher transfers from migrant workers as well as receipts in the form of gifts, grants and donations from individuals and non-governmental institutions. However, the capital and financial account for 2002 posted a higher net outflow of $2.1 billion, compared with a net outflow of $1.1 billion in 2001. The weaker performance of this account was attributed to the decline in net inflow of direct investments, which fell to $1.0 billion, or 10.2% below the level posted in 2001, as well as the higher net outflow in other investments which rose to $5.0 billion in 2002 from $3.3 billion in 2001. These changes offset the positive impact of higher net inflow of portfolio investments, which rose to a net inflow of $1.9 billion, an increase of 82.1% from the net inflow of $1.1 billion in 2001 due mainly to the substantially higher non-residents' investments in resident-issued foreign-denominated debt securities.



   The following discussion of the 2000 and 2001 balance of payments does not reflect recent revision to the Republic's balance of payments. See "-- Recent Economic Developments -- Balance of Payments." However, the discussion of the 2002 balance as payments reflects all such revisions.


  Current Account


   Goods Trade. Trading in goods significantly affects the Philippine economy. To imports for 2000 and 2001 (see "-- Recent Economic Developments -- Balance of Payments"), from 1998 to 2002, exports accounted for an average of approximately 44% of the country's GNP and imports accounted for an average of approximately 40% of GNP. The country's trade strategy emphasizes export promotion. The rapid expansion of export-oriented, labor-intensive manufacturing operations, such as electronics and textiles, drove total exports to $32.1 billion in 2001 and produced an average annual export growth rate of 4.4% from 1998 to 2002.


   A significant proportion of exports, estimated at 40% to 50% in 2000, depends on imported raw materials or other inputs, rendering the country's exports vulnerable to any import decline resulting from a Peso depreciation. The Government aims to reduce the importance of imports for producing the country's exports by implementing a number of different policies, including infrastructure development and tariff reform.

   Exports. The following table sets out the country's exports of manufactures by major commodity group.

                         MERCHANDISE EXPORTS BY SECTOR


                                                                                                         Percentage
                                                                                                          of Total
                                                                                                           Exports
                                                                                                        ------------
                                                                 1998    1999    2000    2001    2002    1998   2002
                                                                ------- ------- ------- ------- ------- -----  -----
                                                                          (in millions, except percentages)
Manufactures
  Electronics and electrical equipment/parts................... $17,388 $21,558 $22,517 $16,894 $18,746  58.9%  53.5%
  Garments.....................................................   2,356   2,267   2,562   2,403   2,392   8.0    6.8
  Textile yarns/fabrics........................................     243     221     249     226     249   0.8    0.7
  Footwear.....................................................     147      86      76      73      48   0.5    0.1
  Travel goods and handbags....................................     183     154     177     174      83   0.6    0.2
  Wood manufactures............................................     118     128     210     119     112   0.4    0.3
  Furniture & fixtures.........................................     323     353     383     298     316   1.1    0.9
  Chemicals....................................................     340     295     328     318     361   1.2    1.0
  Non-metallic mineral manufactures............................     106     111     134     123     113   0.4    0.3
  Machinery and transport equipment............................   3,329   4,971   5,930   6,198   7,118  11.3   20.5
  Processed food and beverages.................................     306     264     280     345     388   0.1    1.1
  Iron and steel...............................................      28      18      25      14      17   0.1    0.0
  Baby carriages, toys, games and sporting goods...............     169     158     165     145     140   0.6    0.4
  Basketwork, wickerwork and other articles of plaiting
   materials...................................................      85      84      95      83      74   0.3    0.2
  Miscellaneous manufactured articles, not elsewhere specified.     207     214     231     230     243   0.7    0.7
  Others.......................................................     786     852   1,002     984   1,015   2.7    2.9
                                                                ------- ------- ------- ------- ------- -----  -----
   Total manufactures..........................................  26,114  31,734  34,364  28,627  31,415  88.5   89.6
Agro-based products
  Coconut products.............................................     832     458     569     525     478   2.8    1.4
  Sugar and sugar products.....................................     100      71      57      32      46   0.4    0.1
  Fruits and vegetables........................................     447     456     535     552     541   1.5    1.5
  Other agro-based products....................................     466     476     495     428     455   1.6    1.3
                                                                ------- ------- ------- ------- ------- -----  -----
   Total agro-based products...................................   1,845   1,461   1,656   1,537   1,520   6.3    4.3
Mineral products...............................................     591     645     649     536     512   2.0    1.5
Petroleum products.............................................     129     216     436     242     353   4.4    1.0
Forest products................................................      24      20      42      21      24   0.1    0.1
Others.........................................................     794     956     932   1,186   1,237   2.7    3.5
                                                                ------- ------- ------- ------- ------- -----  -----
   Total....................................................... $29,497 $35,032 $38,079 $32,149 $35,061 100.0% 100.0%
                                                                ======= ======= ======= ======= ======= =====  =====

--------
Source:  National Statistics Office.


   Exports of manufactured goods grew at an average rate of 4.4% per year from 1998 to 2002. However in 2001 a decline of 18.7% was recorded. As a percentage of total exports, manufactured goods increased from 88.5% in 1998 to 89.6% in 2002. Exports of electronics, electrical equipment and parts, and telecommunications equipment declined as a proportion of total exports from 58.9% in 1998 to 53.5% in 2002. During the same period, exports of garments as a proportion of total exports decreased from 8.0% in 1998 to 6.8% in 2002 because of increased international competition and a general decline in world-wide demand. Exports of agro-based products, including coconut products, sugar products, fruits and vegetables also declined considerably as a proportion of total exports from 6.3% in 1998 to 4.3% in 2002. On the other hand, increased production helped exports of machinery and transport equipment grow at an average annual rate of 20.9% from 1998 to 2002. As a percentage of total exports machinery and transport grew from 11.3% in 1998 to 20.5% in 2002.


   In 1998, total exports increased by 16.9% to $29.5 billion compared with 1997. The start-up of a number of new semiconductor and microprocessor factories boosted exports of semiconductors, the top export earner. The depreciation of the peso helped exports and offset the adverse effects of the Asian financial crisis on a number of the Republic's trading partners.

   In 1999, total exports grew by 18.8% to $35.0 billion, compared with 16.9% over 1998. Electronics, machinery and transport equipment and garments were the leading export earners. Higher shipments of mineral products, fruits and vegetables and furniture and fixtures also contributed to the expansion of exports in 1999.

   In 2000, exports totalled $38.1 billion and accounted for 43.9% of the GNP. Merchandise exports in 2000 grew by 8.7%. Among the merchandise exports, electronics maintained its position as the top earner and continued growing, but at a decelerated rate of 4.5% in 2000 compared to 24.0% in 1999. Garments, the third top earner, had a 13.0% increase in 2000 after a 3.9% contraction in 1999. Machinery and transport, the second top earner in 2000, experienced decelerated growth, from 49.3% in 1999 to only 19.3% in 2000. Merchandise exports during 2000 amounted to $38 billion translating to an 8.7% growth, a deceleration from the 18.8% growth registered in 1999.


   In 2001, exports declined by 16.7% to $34.4 billion. The decline reflected the slump in demand by the country's leading trading partners, namely the US and Japan, as well as the downtrend in demand in the information technology sector. Exports of semiconductor components experienced declines in both volume and price. All major commodity groups posted declines except fruits and vegetables, which registered a 3.2% modest growth. Electronics, machinery and transport equipment and garments remained the top three export commodities.



   Total exports of goods for 2002 were $34.4 billion or 10.1% higher than exports of goods in 2001. Higher demand for Philippine goods from Taiwan, Hong Kong, South Korea, Malaysia and China made up for a decrease in exports to the United States and Japan, which together account for approximately 36% of the country's export market (25% for the United States and 15% for Japan in 2002). The following table sets out the destinations of the country's exports.


                            EXPORTS BY DESTINATION


                                                                        Percentage of
                                                                        Total Exports
                                                                        ------------
                                 1998    1999    2000    2001    2002    1998   2002
                                ------- ------- ------- ------- ------- -----  -----
                                          (in millions, except percentages)
United States.................. $10,098 $10,446 $11,365 $ 8,980 $ 8,653  34.2%  24.7%
Japan..........................   4,234   4,664   5,609   5,057   5,278  14.4   15.1
ASEAN countries/(1)/...........   3,723   4,917   5,895   4,914   5,276  12.6   15.0
United Kingdom.................   1,757   1,766   1,506     997   2,341   5.6    2.6
Hong Kong SAR..................   1,326   1,947   1,907   1,580     927   4.5    6.7
The Netherlands................   2,319   2,865   2,982   2,976   2,777   7.9    7.9
Germany........................   1,035   1,229   1,329   1,323   1,386   3.5    4.0
Taiwan.........................   1,757   2,993   2,861   2,127   2,484   6.0    7.1
South Korea....................     509   1,032   1,173   1,044   1,340   1.7    3.8
People's Republic of China/(2)/     344     575     663     793   1,352   1.2    3.9
Others.........................   2,394   2,608   2,788   2,359   3,252   8.1    9.3
                                ------- ------- ------- ------- ------- -----  -----
  Total........................ $29,496 $35,042 $38,078 $32,150 $35,066 100.0% 100.0%
                                ======= ======= ======= ======= ======= =====  =====

--------
Source:  Foreign Trade Statistics, National Statistics Office.

(1) Includes only Brunei, Indonesia, Malaysia, Singapore and Thailand.
(2) Excludes Hong Kong SAR.





   The United States absorbed, on average, 29.3% of total exports from 1998 to 2002. Japan accounted for, on average, 14.8% of Philippine exports from 1998 to 2002. Recognizing the danger of over-reliance on so few export markets, the country has attempted to increase its exports to other countries, particularly ASEAN countries. The Republic is a party to the ASEAN Free Trade Agreement that provides for the implementation of the common effective preferential tariff that will reduce tariffs among ASEAN nations by 2008 to between 0% and 5% for all manufactured goods and non-sensitive agricultural and processed agricultural products. Additional activities to support the free trade area include plans for intra-regional investments, industrial linkages and banking and financial integration.

   Imports. The import data for 2000, 2001 and 2002 have been revised. See "-- Recent Economic Developments -- Balance of Payments."


   For 2002, the value of total imports as reported by the National Statistics Office has been adjusted from $33.5 billion to $38.3 billion. For 2001, the value of total imports has been adjusted from $29.6 billion to $37.2 billion. For 2000, the value of total imports has been adjusted from $31.4 billion to $36.5 billion.


   Since a more detailed breakdown of these revised numbers is not yet available, the following charts and accompanying discussion reflect previously reported import data.

                          IMPORTS BY COMMODITY GROUP


                                                                                            Percentage
                                                                                                of
                                                                                               Total
                                                                                              Imports
                                                                                           ------------
                                                  1998      1999    2000    2001    2002    1998   2002
                                              -------      ------- ------- ------- ------- -----  -----
                                                          (in millions, except percentages)
Raw materials and intermediate goods
Unprocessed raw materials/(1)/............... $ 1,170      $ 1,517 $ 1,337 $ 1,368 $ 1,371   3.9%   4.1%
Semi-processed raw materials/(2)/............  10,415       11,078  10,724  10,078  11,791  35.1   35.2
                                              -------      ------- ------- ------- ------- -----  -----
  Total raw materials and intermediate goods. $11,585      $12,595 $12,061 $11,446 $13,162  39.1%  39.3%
Capital goods................................  12,185       11,829  12,161  11,437  13,432  41.1   40.1
Consumer goods
  Durable....................................     902        1,091   1,072     949     984   3.1    2.9
  Non-durable................................   1,721        1,553   1,452   1,534   1,595   5.8    4.8
                                              -------      ------- ------- ------- ------- -----  -----
  Total consumer goods....................... $ 2,623      $ 2,644 $ 2,524 $ 2,483 $ 2,579   8.8%   7.7%
Mineral fuels and lubricants.................   2,020        2,420   3,877   3,372   3,234   6.8    9.7
Other........................................   1,246        1,238     765     812   1,066   4.2    3.2
                                              -------      ------- ------- ------- ------- -----  -----
   Total..................................... $29,659/(3)/ $30,776 $31,388 $29,550 $33,471 100.0% 100.0%
                                              =======      ======= ======= ======= ======= =====  =====

--------
Source:  National Statistics Office.

(1) Includes wheat, corn, unmilled cereals excluding rice and corn, inedible crude materials and unmanufactured tobacco.
(2) Includes chemicals and chemical compounds, manufactured goods that are not capital or consumer goods, materials for the manufacture of electrical and electronic equipment and parts and embroideries.
(3) Excludes the value of aircraft amounting to $136 million procured under operating lease arrangements.

   In 1998, weakening demand because of the economic slowdown and the depreciation of the peso forced imports down 21.2% to $29.7 billion compared with $35.9 billion for 1997. Lower imports of machinery transport equipment, partly due to Philippine Airlines' financial difficulties and temporary closure, fertilizers and artificial resins led the decline. A number of exporters decreased their imports and elected instead to draw down their inventories to alleviate the impact of the weak peso, also hurting overall imports.


   In 1999, imports totalled $30.8 billion. This represented an increase of 3.8% from imports for 1998. The increase was due mainly to an increase in imports of electronics and components, minerals, fuel and lubricants. Imports in December 1999 increased by 28.7% compared to December 1998, the highest monthly growth in imports in three and a half years.


   In 2000, imports increased by 2.1% to $31.4 billion compared to a 4.1% increase in 1999. The growth was due to higher imports of capital goods which rose by 2.8%, as well as the increase in imports of mineral fuel and lubricants which grew by 59.3% following the hike in the average price of petroleum crude to $27.89 per barrel compared to $16.31 per barrel in 1999.

   In 2001, imports fell by 5.9% to $29.5 billion, a reversal of the 3.8% increase registered in 2000. This decline resulted primarily from the reduction in imports of raw materials and intermediate goods and capital goods used for exports and domestic production as well as the reduced appetite for foreign-made goods as a result of the weak peso. Except for the months of April to June, imports were down, with November posting the largest year-on-year contraction at 23.6%.

   In 2002, imports of goods increased by 13.3% to reach $33.5 billion. All major categories of goods imports except for mineral fuels and lubricants increased from 2001 to 2002. Of the total $33.5 billion in imports of goods, capital goods accounted for $13.4 billion, or 40.1%, raw materials and intermediate goods accounted for $13.2 billion, or 39.3%, mineral fuels and lubricants accounted for $3.2 billion, or 9.7%, and consumer goods accounted for $2.6 billion, or 7.7%.

   The following table sets out the sources of the Philippines' imports by country, without reflecting import data revisions. See "-- Recent Economic Developments -- Balance of Payments."

                               IMPORTS BY SOURCE


                                                                                  Percentage
                                                                                      of
                                                                                     Total
                                                                                    Imports
                                                                               ------------
                                1998/(1)/  1999    2000    2001       2002      1998     2002
                                --------  ------- ------- ------- -------      -----  -----
                                               (in millions, except percentages)
Japan.......................... $ 6,029   $ 6,136 $ 6,027 $ 6,098 $ 6,957       20.3%  20.8%
United States..................   6,560     6,365   5,323   4,989   6,381       22.1   19.1
ASEAN countries/(2)/...........   4,050     4,248   4,796   4,379   4,457/(3)/  13.7   13.3/(3)/
Hong Kong SAR..................   1,300     1,226   1,217   1,259   1,570        4.4    4.7
Saudi Arabia...................     606       810   1,048     887     998        2.0    3.0
Taiwan.........................   1,415     1,614   1,948   1,607   1,636        4.8    4.9
South Korea....................   2,189     2,723   2,350   1,950   2,579        7.4    7.7
Australia......................     683       757     816     645     N/A        2.3    N/A
Germany........................     822       800     734     734     N/A        2.8    N/A
People's Republic of China/(4)/   1,198     1,040     768     953   1,231        4.0    3.7
Others.........................   4,808     5,023   6,360   6,050   7,662/(5)/  16.2   22.9/(5)/
                                -------   ------- ------- ------- -------      -----  -----
  Total........................ $29,660   $30,742 $31,387 $29,548 $33,471      100.0% 100.0%
                                =======   ======= ======= ======= =======      =====  =====

--------
Source: Foreign Trade Statistics, National Statistics Office. Economic Indices and Indicators Division, Industry and Trade Statistics Department, Republic of the Philippines.

(1) Foreign trade statistics were adjusted to exclude aircraft procured under operational lease arrangements to conform with the new balance of payments framework.
(2) Includes only, Indonesia, Malaysia, Singapore and Thailand.
(3) Malaysia, Singapore and Thailand only.
(4) Excludes Hong Kong SAR.
(5) Includes Australia, Germany, Brunei and Indonesia.

   The following table sets out the country's services trade by sector compiled in accordance with the BPM5 framework for the periods indicated.

                                SERVICES TRADE

                                                           1999     2000     2001     2002
                                                         -------  -------  -------  -------
                                                                    (in millions)
Total services trade.................................... $(2,712) $(2,112) $(2,050) $(1,264)
  Exports...............................................   4,803    3,972    3,148    3,056
  Imports...............................................   7,515    6,084    5,198    4,320
Transportation..........................................  (1,369)  (1,785)  (1,758)  (1,605)
  Exports...............................................     575      891      659      631
  Imports...............................................   1,944    2,676    2,417    2,236
  of which: Passenger...................................    (117)     (73)    (237)    (302)
   Exports..............................................      15      243       99       87
   Imports..............................................     132      316      336      389
  of which: Freight.....................................  (1,167)  (1,638)  (1,452)  (1,225)
   Exports..............................................     428      481      380      445
   Imports..............................................   1,595    2,119    1,832    1,670
  of which: Other.......................................     (85)     (74)     (69)     (78)
   Exports..............................................     132      167      180       99
   Imports..............................................     217      241      249      177
Travel..................................................   1,246    1,129      494      869
  Exports...............................................   2,554    2,134    1,723    1,740
  Imports...............................................   1,308    1,005    1,229      871
Communication services..................................    (307)     (79)     113      224
  Exports...............................................     424      182      328      310
  Imports...............................................     731      261      215       86
Construction services...................................    (108)     (27)    (235)     (95)
  Exports...............................................      58       97       64       28
  Imports...............................................     166      124      299      123
Insurance services......................................     (30)     (90)     (75)    (259)
  Exports...............................................      51       66       48       35
  Imports...............................................      81      156      123      294
Financial services......................................    (250)    (389)     (42)     (13)
  Exports...............................................      67       80       33       32
  Imports...............................................     317      469       75       45
Computer and information services.......................     (38)     (18)     (61)     (25)
  Exports...............................................      57       76       22       21
  Imports...............................................      95       94       83       46
Royalties and license fees..............................    (104)    (190)    (158)    (229)
  Exports...............................................       6        7        1        1
  Imports...............................................     110      197      159      230
Other business services.................................  (1,672)    (595)    (320)    (139)
  Exports...............................................     929      359      219      224
  Imports...............................................   2,601      954      539      363
   Merchanting and other trade-related services.........    (230)    (200)      16       29
    Exports.............................................     186       59       24       35
    Imports.............................................     416      259        8        6
   Operational leasing services.........................     (47)     (58)     (61)     (16)
    Exports.............................................      15       23       10        7
    Imports.............................................      62       81       71       23
   Misc. business, professional and technical services..  (1,395)    (337)    (275)    (152)
    Exports.............................................     728      277      185      182
    Imports.............................................   2,123      614      460      334
   Personal, cultural and recreational..................     (81)     (87)     (42)     (10)
    Exports.............................................      58       43       15        7
    Imports.............................................     139      130       57       17
   Audio-visual and related.............................      (3)      (9)     (10)     (10)
    Exports.............................................      14       15        6        6
    Imports.............................................      17       24       16       16
   Other personal, cultural and recreational services...     (78)     (78)     (32)       0
    Exports.............................................      44       28        9        1
    Imports.............................................     122      106       41        1
Government services, n.i.e..............................       1       19       34       18
  Exports...............................................      24       37       36       27
  Imports...............................................      23       18        2        9

--------
Source:  Bangko Sentral.

   In 1997, receipts from the services trade totalled $22.8 billion, growing from 13.5% of GNP in 1993 to 26.6%. Increasing receipts from overseas Filipino workers and Peso conversions of foreign currency deposits contributed to the growth in the service receipts. Payments for services grew from approximately 9.0% of GNP in 1993 to 20% in 1997, when payments totalled $17.1 billion. Greater trade and travel-related outflows spurred the increase in service payments. Freight and merchandise insurance payments and investment expenses also increased significantly.

   In 1998, service receipts declined by 39.1% from their 1997 levels, and service payments fell 25.4% compared with the 1997 levels, principally as a result of the regional economic decline. Total services receipts declined in 1998 principally because of declining receipts from Peso conversion of foreign currency deposits and lower investment income during the year. Services payments also declined because of the significant decline in other services disbursements reported by commercial banks.

   In 1999, under the BPM5 framework, the services account recorded a net outflow of $2.71 billion following higher service payments. Net outflows were noted in transportation, communication, construction, insurance, financial, computer and information, royalties and license fees, and other personal, cultural and recreational services with the exception of travel services which recorded a net inflow of $1.2 billion.

   For 2000, under the BPM5 framework, the services account recorded a net outflow of $2.11 billion, 22.1% lower than the net outflow of $2.71 billion in 1999. This development was due to lower net outflows in communication, construction, miscellaneous business, professional and technical services, computer and information and other trade-related services.

   For 2001, under the BPM5 framework, the services trade account posted a deficit of $2.05 billion, 2.9% lower than the $2.11 billion deficit recorded in 2000. The deficit in 2001 was brought about by decreased inflows from passenger and travel services. However, the reduction in the deficit from 2001 was due mainly to the lower net outflows in freight following the decline in good imports, royalties and fees, financial services and other business services. The reversal in communication services account to a net inflow from a net outflow also contributed to the narrower deficit.

   The trade-in-services account posted a net outflow of $1.3 billion in 2002, 38.3% lower than the level in the comparable period in 2001. The narrowing of the deficit was triggered by lower net payments for transportation services, construction services and for miscellaneous business, professional and technical services. Meanwhile, increased net receipts from travel services, which rose by 75.9% to $869 million, helped trim the net outflow in the services account. This was due to the higher rate of decline in travel payments relative to that of travel receipts. The lower travel payments reflected in part the weaker peso and the Government program to promote tourism among both local and foreign tourists.

   The following table sets out the Republic's income compiled in accordance with the BPM5 framework for the periods indicated. Prior to the adoption of the BPM5 framework, income was included in services trade. Entries with "zero" balances indicate either that there are no relevant transactions during the period or that the Republic has not yet begun to track and record the relevant entry.

                                    INCOME

                                                                      1999     2000     2001     2002
                                                                    -------  -------  -------  -------
                                                                               (in millions)
Total income....................................................... $ 4,604  $ 3,216  $ 3,669  $ 4,550
  Receipts.........................................................   8,082    7,804    7,152    7,931
  Disbursements....................................................   3,478    4,588    3,483    3,381
Compensation of employees, incl. border, seasonal and other workers   6,794    6,050    6,031    7,171
  Receipts.........................................................   6,794    6,050    6,031    7,171
  Disbursements....................................................       0        0        0        0
Investment income..................................................  (2,190)  (2,834)  (2,362)  (2,621)
  Receipts.........................................................   1,288    1,754    1,121      760
  Disbursements....................................................   3,478    4,588    3,483    3,381
  Direct investment income.........................................    (772)    (802)    (608)    (792)
   Receipts........................................................      63      163       10       18
   Disbursements...................................................     835      965      618      810
   Income on equity................................................    (718)    (819)    (527)    (770)
    Receipts.......................................................      35       57       10       18
    Disbursements..................................................     753      876      537      788
    Dividends and distributed branch profits.......................    (184)    (240)    (654)    (650)
      Receipts.....................................................      35       57       10       18
      Disbursements................................................     219      297      664      668
    Reinvested earnings and undistributed branch profits...........    (534)    (579)    (127)    (120)
      Receipts.....................................................       0        0        0        0
      Disbursements................................................     534      579     (127)     120
   Income on debt (interest).......................................     (54)      17      (81)     (22)
    Receipts.......................................................      28      106        0        0
    Disbursements..................................................      82       89       81       22
  Portfolio investment income......................................    (607)    (445)    (545)    (746)
   Receipts........................................................     451      645      634      425
   Disbursements...................................................   1,058    1,090    1,179    1,171
   Income on equity (dividends)....................................     (22)      (8)     (23)     (16)
    Receipts.......................................................      16        8        6        0
    Disbursements..................................................      38       16       29       16
    Monetary authorities...........................................       0        0        0        0
      Receipts.....................................................       0        0        0        0
      Disbursements................................................       0        0        0        0
    General government.............................................       0        0        0        0
      Receipts.....................................................       0        0        0        0
      Disbursements................................................       0        0        0        0
    Banks..........................................................       0        0        0        0
      Receipts.....................................................       0        0        0        0
      Disbursements................................................       0        0        0        0
    Other sectors..................................................     (22)      (8)     (23)     (16)
      Receipts.....................................................      16        8        6        0
      Disbursements................................................      38       16       29       16
   Income on debt (interest).......................................    (585)    (437)    (522)    (730)
    Receipts.......................................................     435      637      628      425
    Disbursements..................................................   1,020    1,074    1,150    1,155
    Bonds and notes................................................    (525)    (429)    (554)    (739)
      Receipts.....................................................     430      621      584      413
      Disbursements................................................     955    1,050    1,138    1,152
      Monetary authorities.........................................     180      305      304      141
       Receipts....................................................     266      443      417      297
       Disbursements...............................................      86      138      113      155
      General government...........................................    (501)    (469)    (642)    (701)
       Receipts....................................................       0        0        0        0

                                 1999           2000            2001            2002
                                -----          ------          ------          ------
                                        (in millions)
       Disbursements...........   501             469             642             701
      Banks....................    35               0               0               0
       Receipts................    35               0               0               0
       Disbursements...........     0               0               0               0
      Other sectors............  (239)           (265)           (216)           (179)
       Receipts................   129             178             167             116
       Disbursements...........   368             443             383             295
    Money market instruments...   (60)             (8)             32               9
      Receipts.................     5              16              44              12
      Disbursements............    65              24              12               3
      Monetary authorities.....    (6)             (5)              0               0
       Receipts................     0               0               0               0
       Disbursements...........     6               5               0               0
      General government.......     0               0               0               0
       Receipts................     0               0               0               0
       Disbursements...........     0               0               0               0
      Banks....................     0               0               0               0
       Receipts................     0               0               0               0
       Disbursements...........     0               0               0               0
      Other sectors............   (54)             (3)             32               9
       Receipts................     5              16              44              12
       Disbursements...........    59              19              12               3
    Other investment income....  (811)         (1,587)         (1,209)         (1,083)
      Receipts.................   774             946             477             317
      Disbursements............ 1,585           2,533           1,686           1,400
      Monetary authorities.....   135             184             (31)            (45)
       Receipts................   313             472             232             116
       Disbursements...........   178             288             263             161
      General government.......  (795)         (1,462)           (724)           (621)
       Receipts................     0               0               0               0
       Disbursements...........   795           1,462             724             621
      Banks....................   187             161            (102)           (120)
       Receipts................   382             397             206             144
       Disbursements...........   195             236             308             264
      Other sectors............  (338)           (470)           (352)           (297)
       Receipts................    79              77              39              57
       Disbursements...........   417             547             391             354

   In 2001, the income account continued to be in surplus totaling $3.7 billion, which was 14.1% higher than the 2000 surplus of $3.2 billion. The net outflow in the investment income account declined by 16.7% to $2.4 billion as falling global interest rates had a greater impact on investment income (particularly interest income on placements in portfolio and other investments) than on interest repayments. Disbursements mainly consisted of divided repatriation and interest payments on loans.

   In 2002, the surplus in the income account increased by 24.0% from its $3.7 billion mark for 2001 to reach $4.5 billion.

   In 2002, the investment income account yielded a net outflow of $2.6 billion, which represented an increase from 2001 of 11.0%, a lower rate of increase compared to 46.4% in 2001, than 2001 as interest payments on portfolio and other investments fell with the continued drop in global interest rates.

   Remittances from overseas Filipino workers amounted to $7.2 billion in 2002, an increase of 18.9% from 2001. The income account's recorded surplus of $4.5 billion was propelled by the 2.6% rise in the number of overseas Filipino workers, especially in the Middle East, Europe, and Asia. As the global economic slowdown affects some of the countries where Filipinos are working, the Government has intensified its marketing efforts to increase hiring of Filipinos abroad.

Capital and Financial Account


   The following discussion of the 2000 and 2001 balance of payments does not reflect recent revision to the Republic's balance of payments. See "-- Recent Economic Developments -- Balance of Payments." However, the discussion of the 2002 balance as payments reflects all such revisions.


   Foreign Investments. The Philippines monitors investment flows into and out of the country, keeping track of direct and portfolio investments by non-residents in the Philippines and by Filipino residents abroad. Direct investments are the category of international investment in which a resident entity in one economy obtains a lasting interest in an enterprise resident in another economy. A direct investment is established when a resident in one economy owns 10% or more of the ordinary shares or voting power of an incorporated enterprise or the equivalent of an unincorporated enterprise in another economy. Portfolio investments include investments in equity and debt securities, that is, bonds, notes and money market instruments, and financial derivatives. The essential characteristic of instruments classified as portfolio investments is that they are traded or tradable.

   The following table sets out the foreign investment flows into and out of the Philippines by type for the periods indicated. Entries with "zero" balances indicate either that there are no relevant transactions during the period or that the Republic has not yet begun to track and record the relevant entry.

                              FOREIGN INVESTMENTS


                                                            1997     1998     1999      2000     2001
                                                          -------  -------  --------  -------  -------
                                                                          (in millions)
Non-resident investments in the Philippines
  Direct investments
   Placements
    New foreign investments in the Philippines........... $ 1,073  $ 1,631  $  1,241  $ 1,207  $   697
    Reinvested earnings..................................      56       85       534      579      488
    Technical fees and others converted to equity........       0        0        26        2        0
    Bond conversions.....................................     114       36         0        0        0
    Imports converted into investments...................       6        0         0        0        0
    Others...............................................       0        0         0        0        0
   Withdrawals/(1)/......................................       0        0      (122)    (185)     (69)
                                                          -------  -------  --------  -------  -------
  Total direct investments............................... $ 1,249  $ 1,752  $  1,679  $ 1,603  $ 1,116
                                                          =======  =======  ========  =======  =======
  Portfolio investments
   Placements............................................   6,947    4,297    15,490    3,704    1,486
   Withdrawals...........................................  (7,353)  (4,033)  (14,080)  (3,887)  (1,103)
                                                          -------  -------  --------  -------  -------
  Total portfolio investments............................ $  (406) $   264  $  1,410  $  (183) $   383
                                                          =======  =======  ========  =======  =======
  Total non-resident investments in the Philippines/(2)/. $   843  $ 2,016  $  3,089  $ 1,420  $ 1,499
                                                          =======  =======  ========  =======  =======
Less Resident Investments Abroad
  Direct investments
   Placements
    Residents' investments abroad........................     136      160        63       46       33
    Withdrawals..........................................       0        0      (108)    (141)    (195)
                                                          -------  -------  --------  -------  -------
  Total direct investments............................... $   136  $   160  $    (45) $   (95) $  (162)
                                                          =======  =======  ========  =======  =======
  Portolio investments
   Placements............................................     184      184       788    1,866    4,080
   Withdrawals...........................................    (239)       0      (300)  (1,417)  (4,022)
                                                          -------  -------  --------  -------  -------
  Total portfolio investments............................ $   (55) $   184  $    488  $   449  $    58
                                                          =======  =======  ========  =======  =======
  Other investments/(3)/.................................      --       --     1,317      177      589
                                                          -------  -------  --------  -------  -------
Total resident investments abroad........................      81      344     1,760      531      485
                                                          -------  -------  --------  -------  -------
Total foreign investments, net........................... $   762  $ 1,672  $  1,329  $   889  $   771
                                                          =======  =======  ========  =======  =======

--------
Source:  Bangko Sentral.

(1) Non-resident withdrawals of direct investments include capital recovery under the build-operate-transfer scheme.
(2) Excludes net flows arising from the trading of Philippine debt papers in the secondary market abroad.
(3) Includes residents' deposits in banks abroad. From 1997 to 1998, other investments were not separately tracked.

                                     129.1

   After the implementation of the BPM5 framework, the Financial Account is now divided into three categories: direct investments, portfolio investments and other investments. The following table sets out the Republic's direct investments compiled in accordance with the BPM5 framework for the periods indicated. Entries with "zero" balances indicate either that there are no relevant transactions during the period or that the Republic has not yet begun to track and record the relevant entry.

                              DIRECT INVESTMENTS

                                                             1999    2000    2001    2002
                                                           -------  ------  ------  ------
                                                                    (in millions)
Total direct investments.................................. $   608  $1,348  $1,142  $1,026
                                                           =======  ======  ======  ======
Assets: Residents' investments abroad.....................     (30)   (107)   (160)     86
  Equity capital..........................................     (45)    (95)   (162)     77
   Claims on affiliated enterprises.......................     (45)    (95)   (162)     77
      Placements..........................................      63      46      33      85
      Withdrawals.........................................     108     141     195       8
   Liabilities to affiliated enterprises..................       0       0       0       0
  Reinvested earnings.....................................       0       0       0       0
  Other capital...........................................      15     (12)      2       8
Liabilities: Non-residents' investments in the Philippines     578   1,241     982   1,111
  Equity capital..........................................   1,145   1,024     628     945
   Liabilities to direct investors........................   1,145   1,024     628     945
    Placements............................................   1,267   1,209     697     995
    Withdrawals...........................................     122     185      69      50
  Reinvested earnings.....................................     534     579    (127)    120
   Other capital..........................................  (1,101)   (362)    481      46
   Claims on direct investors.............................       0       0       0       0
  Liabilities to direct investors.........................  (1,101)   (362)    481      46

--------
Source:  Bangko Sentral.

   The following table sets out the Republic's portfolio investments compiled in accordance with the BPM5 framework for the periods indicated. Entries with "zero" balances indicate either that there are no relevant transactions during the period or that the Republic has not yet begun to track and record the relevant entry.

                             PORTFOLIO INVESTMENTS

                                                               1999     2000    2001    2002
                                                              ------- -------  ------  ------
                                                                       (in millions)
Total portfolio investments.................................. $ 6,064 $  (113) $1,060  $1,912
                                                              ======= =======  ======  ======
Assets: Residents' investments abroad........................     586     806     399     369
  Equity securities..........................................      55      42       4      21
   Placements................................................      75     219       4      23
   Withdrawals...............................................      20     177       0       2
  Debt securities............................................     531     764     395     348
   Banks.....................................................      98     357     341     341
   Other sectors.............................................     433     407      54       7
    Placements...............................................     713   1,647   4,076   3,829
    Withdrawals..............................................     280   1,240   4,022   3,872
   Money-market instruments..................................       0       0       0       0
  Liabilities: Non-residents' investments in the Philippines.   6,650     693   1,449   2,281
   Equity securities.........................................   1,410    (183)    383     410
    Placements...............................................  15,490   3,704   1,486   1,381
    Withdrawals..............................................  14,080   3,887   1,103     971
   Debt securities...........................................   5,240     876   1,066   1,071
    Monetary authorities.....................................   1,158      88      11      55
    General Government.......................................   2,912   2,223     950     999
    Banks....................................................       0       0     239     368
    Other sectors............................................   1,170  (1,435)   (134)    449
    Money-market instruments.................................       0       0       0       0
    Financial derivatives....................................       0       0       0       0

--------
Source:  Bangko Sentral.

   The following table sets out the country's other investments compiled in accordance with the BPM5 framework for the periods indicated. Entries with "zero" balances indicate either that there are no relevant transactions during the period or that the Republic has not yet begun to track and record the relevant entry.

                               OTHER INVESTMENTS

                                                                                      First Nine
                                                                                        Months
                                                             1999     2000     2001      2002
                                                           -------  -------  -------  ----------
                                                                       (in millions)
Total other investments................................... $(8,467) $(7,742) $(3,260)  $(5,023)
                                                           =======  =======  =======   =======
Assets: Residents' investments abroad.....................  18,647   15,311   13,898    13,214
  Trade credits/(1)/......................................  16,381   17,401   13,774    12,880
  Loans/(2)/..............................................     262   (1,309)     830       346
  Currency and deposits...................................   2,278     (757)    (509)      218
   Banks..................................................     961     (934)  (1,098)     (490)
   Other sectors..........................................   1,317      177      589       708
  Other assets/(3)/.......................................    (274)     (24)    (197)     (230)
Liabilities: Non-residents' investments in the Philippines  10,180    7,569   10,638     8,191
  Trade credits/(1)/......................................   9,958    7,157   10,981     9,958
  Loans...................................................     575      354      178       225
   Monetary authorities...................................       0       51      177       (40)
    Drawings/(4)/.........................................       0      105      117       118
    Repayments/(4)/.......................................       0       54       50       158
   General Government.....................................     340     (125)      16      (131)
    Drawings/(4)/.........................................   1,465      933      931       870
    Repayments/(4)/.......................................   1,125    1,058      915     1,001
   Banks/(5)/.............................................     626     (250)    (647)      920
   Other sectors..........................................    (391)     678      692      (974)
    Long-term.............................................    (494)     952      916      (780)
      Drawings............................................   2,610    2,428    3,142     1,030
      Repayments..........................................   3,104    1,476    2,226     1,810
    Short-term............................................     103     (274)    (224)     (194)
  Currency and deposits/(6)/..............................    (466)    (120)     401    (1,637)
  Other Liabilities/(7)/..................................     113      178     (922)       95

--------
Source:  Bangko Sentral.

(1) All trade credits are short-term credits in non-governmental sectors.
(2) All loans are short-term bank loans.
(3) All other assets are short-term bank assets.
(4) Long-term loans.
(5) Short-term loans.
(6) All bank currency and deposits.
(7) All short-term bank liabilities.

   The following discussion does not take into account the 2000 and 2001 revisions to the Balance of Payments. See "-- Recent Economic Developments -- Balance of Payments."

   Domestic macroeconomic policies and structural reforms have significantly affected the flow of foreign investment into the Philippines. The Foreign Investment Act of 1991, as amended, introduced a more favorable investment environment to the Philippines. The act permits foreigners to own 100% of Philippine enterprises, except in certain specified areas included in a "negative list" with respect to which the Constitution or applicable statute limits foreign ownership, generally to a maximum of 40% of the enterprise's equity capital. The Constitution also prohibits foreign ownership in certain sectors, such as the media.

   In January 1997, Bangko Sentral attempted to enhance the investment climate by lifting the limits on domestic borrowing by foreign firms. Beginning in mid-1997, however, due to the regional economic crisis, production dropped, interest rates climbed, the peso depreciated, the balance of payments position deteriorated and international reserves fell, leading to a flight of capital from the country.

   In 1998, net investment inflows increased significantly to $1.7 billion compared with $762 million recorded in 1997. New foreign direct investments in the Philippines grew 52% to $1.6 billion, compared with $1.1 billion in 1997.

   In 1999, net investment inflows declined by 20.5% to $1,329 million compared to 1998. New foreign direct investments declined by 23.9% to $1.2 billion, compared with $1.6 billion for 1998. In 1999, under the BPM5 framework, a net outflow of $1.8 billion was registered in the capital and financial account due to the net outflow of $9.5 billion in the other investment accounts. The continued inflows of direct and portfolio investments, on the other hand, cushioned the impact of these outflows.

   In 2000, under the BPM5 framework the net outflow in the financial account reached $6.5 billion, an increase of 262.5% from the net outflow of $1.8 billion recorded in 1999. However, sustained net inflows of both direct and portfolio investments mitigated the contraction in the financial account. This developed due to the net outflows posted in the portfolio and other investment accounts.

   In 2001, the financial account registered a net outflow of $1.1 billion, a 83.6% decline from the net outflow of $6.5 million recorded in 2000. The direct investment account posted a sustained net inflow while the portfolio investment account gained strength as it made a turnaround to a net inflow of $1.1 billion in 2001. Meanwhile, the cumulative net outflow in the other investment account of $3.3 billion was lower by 57.9% than $7.7 billion in 2001.

   In 2002, the net outflow in the capital and financial account almost doubled to $2.1 billion (including a net outflow of $19 million from the capital account) during 2002. The expansion of the net inflow in the portfolio investment account to $1.9 billion from a net inflow of $1.1 billion in 2001 (due to success in the capital markets of the government and GOCCs) dampened the negative impact of the higher net outflow of other investment and the lower net inflow of direct investments.

   Non-residents' direct investments in equity capital increased by 50.5% to $945 million during 2002. The bulk of non-residents' equity investments came from Japan, including the investment of $544 million in a local brewery company in March 2002. Additional investments were directed to other manufacturing companies, financial institutions, mining corporations and construction companies. The major sources of direct investments were the United States, United Kingdom, Singapore and Taiwan. Total direct investments for the first half of 2002 registered a net inflow of $726 million. The 46.7% drop from the same period in 2001 was due mainly to repayments on intercompany loans, particularly in June and residents' placements of equity capital abroad.

   In 2002, the portfolio investments account yielded a net inflow of $1.9 billion compared to the net inflow of $1.1 billion in 2001 due mainly to the higher non-residents' investments in resident issued foreign-denominated debt securities, particularly government-issued medium-term bonds. Meanwhile, net inflows of non-residents' investments in equity securities rose slightly by 7.0% to $410 million in 2002.

   Non-residents' investments in equity capital increased by 50.5% to $945 million in 2002, most of which were chanelled to manufacturing companies, financial institutions, mining corporations, and construction companies.

   The net outflow in other investments increased by 54.1% to $5.0 billion in 2002. This developed mainly on account of withdrawals by non-residents of their maturing foreign currency deposits as well as increased deposits abroad by resident non-banks -- most of which were corporations involved in build-operate-transfer schemes -- to fund their debt service and import payments.

   Over the past few years, the Government has undertaken a number of programs to encourage capital investment, including introducing build, operate and transfer programs, reforming the legal regimes governing foreign investment and the foreign exchange payment system and restructuring the tariff regime. In August 1995, the Government implemented a schedule of tariff reductions to correct distortions caused by past policies. Rates will be reduced to 3% for raw materials and to 10% for finished goods by 2003 and tariffs will be further adjusted to a range from 0% to 5% by 2004. The Philippines also lifted quantitative restrictions on all regulated agricultural products, except rice, and replaced them with tariffs permitted under the Uruguay Round agreements. In early 1996, the authorities further reduced import costs by changing the system of import duty valuation from "home consumption value" to actual transaction value. The Philippines is also a member of the ASEAN Free Trade Area, which provides for the gradual reduction to 5% or less or elimination of tariffs in 2003 on the trade of goods among ASEAN countries pursuant to a Common Effective Preferential Tariff scheme. Currently, the Philippines restricts imports of certain products only for reasons of health, security, safety and environmental protection.

   The Republic's Board of Investments coordinates with national agencies and local Governments on investment policies and procedures and establishes and administers annual investment priority plans to promote certain sectors of the economy by providing special investment incentives to specific industries. The Government's 2001 Investments Priorities Plan is working to promote the following areas:

   . poverty alleviation and eradication for all Filipinos;

   . a business and policy environment to promote economic health; and

   . a business community that is prepared to compete in the global e-commerce business community.

   Businesses that promote the Republic's investment priorities are eligible for a package of incentives which can last for up to 10 years, including:

   . income tax holidays;

   . exemption from wharfage fees;

   . unlimited use of consigned equipment;

   . additional tax deductions for labor expenses; and

   . fewer restrictions on the employment of foreign nationals.

   The Government grants additional incentives to industries located in less-developed areas or administered by the Philippine Export Zone Authority and the Subic and Clark special economic zones.

   In March 2000, the Retail Trade Liberalization Act was enacted. The law aims to promote efficiency and competition among domestic industries and foreign competitors which will result in better service and lower prices for the consumers. Prior to its enactment, only citizens of the Philippines and corporations wholly-owned by Filipino citizens could engage in the retail business in the Philippines. Under the law, a foreigner is allowed to own 100% of a retail business in the Philippines provided it makes an investment of at least $7.5 million in the Philippines. If a foreigner makes an investment of between $2.5 million to $7.5 million, the foreigner is allowed to own up to 60% of the retail business in the Philippines for the first two years.

   The following table sets out foreign investment in the Philippines registered with Bangko Sentral by sector.

                     FOREIGN EQUITY INVESTMENTS REGISTERED
                         WITH BANGKO SENTRAL BY SECTOR

                                        1998    1999     2000    2001    2002
                                       ------ -------- -------- ------ --------
                                                    (in millions)
Banks and other financial institutions $193.1 $  258.3 $  483.9 $476.4 $  153.0
Manufacturing.........................  245.5  1,049.1    171.7  262.9    943.1
Mining................................  161.2     27.3    239.5   66.2    114.6
Commerce and real estate..............  161.9    166.3     62.3   23.2     26.6
Services..............................   12.1     16.7      5.2    8.4     21.5
Public utilities......................   67.9    552.5    423.5   20.6    131.8
Others/(1)/...........................   43.0     36.5     12.2    0.2     40.9
                                       ------ -------- -------- ------ --------
Total investments..................... $884.7 $2,106.7 $1,398.2 $857.8 $1,431.5
                                       ====== ======== ======== ====== ========

--------
Source:  International Operations Department, Bangko Sentral.

(1) Includes construction and agriculture, fishery and forestry.

   International Reserves. The following table sets out the gross international reserves of Bangko Sentral, compiled in a manner consistent with the revised balance of payments framework and the treatment of IMF accounts in the monetary survey published in the IMF's International Financial Statistics.

                GROSS INTERNATIONAL RESERVES OF BANGKO SENTRAL

                                                                        As of December 31,
                                                           -------------------------------------------
                                                           1998/(1)/ 1999/(1)/ 2000/(2)/   2001     2002
                                                           --------  --------  --------  -------  -------
                                                           (in millions, except months and percentages)
Gold/(3)/................................................. $ 1,569   $ 1,782   $ 1,973   $ 2,216  $ 3,036
SDRs......................................................       1        19         2        14       10
Foreign Investments/(4)/..................................   8,738    12,881    12,371    12,786   13,570
Foreign Exchange..........................................     376       222       565       533      445
Reserve Position in the IMF/(5)/..........................     122       120       113       109      118
                                                           -------   -------   -------   -------  -------
Total..................................................... $10,806   $15,024   $15,024   $15,658  $16,180
                                                           =======   =======   =======   =======  =======
Total as number of months of imports of goods and services     3.1       4.4       4.4       5.0      4.8
As a % of short-term debt
  Original maturity.......................................   150.4%    261.5%    252.6%    258.9%   275.6%
  Residual maturity.......................................    98.2     168.4     141.8     130.7    134.9

--------
Source:  International Operations Department, Bangko Sentral.

(1) Represents official figures from Bangko Sentral's Treasury Department under the old system where monetary gold under the swap arrangement was not part of gross international reserves.
(2) Beginning January 2000, a new system was adopted revising the treatment of monetary gold under the swap arrangement, including it as part of gross international reserves. To allow comparability with 2000 data, the revised treatment of monetary gold under the swap arrangement would have resulted in an upward adjustment of the gross international reserves level as of December 31, 1999 to $15,107 million.
(3) Of these amounts 82.3% in 1997, 75.3% in 1998, and 83.3% in 1999 served as collateral for gold-backed loans. Under the new accounting system adopted in 2000, 82.6% of the amount as of December 31, 2000, 85.7% as of December 31, 2001, and 65.9% as of May 31, 2002 served as collateral for gold-backed loans and gold swap arrangements.
(4) Consists of time deposits, investments in securities issued or guaranteed by government or supranational organizations and repurchase agreements.
(5) The reserve position in the IMF is an off-balance sheet item and is recorded by Bangko Sentral's Treasury Department as a contingent asset with a matching contingent liability.

   The gross international reserves controlled by Bangko Sentral constitute substantially all of the Philippines' official international reserves.

   In 1998, the Government took a number of steps to boost reserves, including obtaining a $610 million one-year loan from a syndicate of mainly domestic banks in September 1998 and drawing upon the $1.4 billion standby facility provided by the IMF. The IMF disbursed $278 million under the stand-by facility in November 1998 and $133 million in December 1998.

   In 1998, the reserve level was also increased by $500 million of foreign currency deposits with Bangko Sentral from foreign banks, $492 million in net proceeds from the Republic's global bond offering in April 1998, a $750 million club loan from a consortium of foreign banks, $210 million in net foreign exchange purchases by Bangko Sentral and increased investment inflows resulting from improvements in the currency markets. Foreign exchange outlays of $1.9 billion by the Government and $532 million by Bangko Sentral were used to service maturing foreign obligations, however, reduced reserve levels.

   In 1999, gross international reserves increased significantly to reach $15.0 billion as of the end of 1999, equivalent to 4.4 months of imports of goods and payment of services and income. The increase in reserve level was due to higher public sector borrowing, renewed private capital flows and stronger external trade performance. Among other reasons, the reserve level was increased by the Republic's $1.2 billion global bond offerings in January and February 1999, 4350 million eurobond offering in March 1999, $292 million global bond offering in October 1999 and $400 million re-opening of its 2019 bonds in December 1999. Further, the IMF disbursed $130 million under the stand-by facility in March 1999 and $214 million in July 1999. In June 1999, the Republic refinanced the $610 million syndicated loan facility it obtained in 1998 with three-year fixed and floating rate notes and, in December 1999, the Republic completed a $260 million eurobond offering to partially refinance the $610 million one-year loan.

   In January 2000, Bangko Sentral revised its method of accounting for international reserves at the recommendation of the IMF. Under the previous accounting system, a gold swap transaction was treated as a sale of gold which reduced the amount of gold holdings. Under the revised system, a gold swap transaction is treated as a loan transaction collateralized by gold that remains a part of the international reserves. In addition, under the revised system, the accrued interest payable on Bangko Sentral's short-term liabilities is netted out of gross international reserves when calculating net international reserves, reducing the level of net international reserves.

   As of December 31, 2000, gross international reserves stood at $15.0 billion, equivalent to 4.4 months of imports of goods and payment of services and income. Major sources of foreign exchange inflows in 2000 were the Republic's $1.6 billion Yankee bond offering in March, a $500 million Bangko Sentral syndicated loan in April, (Yen)35 billion Samurai bond offering and $400 million syndicated loan in October, $200 million private placement of Yen-denominated eurobonds in November and $200 million private placement of eurobonds in December. These inflows were partially offset by a decline in portfolio investments by non-residents from their 1999 levels. As of December 31, 2000, net international reserves totalled $11.3 billion, compared to $11.8 billion as of December 31, 1999 (after adjustment for the BPM5 framework).

   As of December 31, 2001, gross international reserves rose to $15.7 billion compared to $15.0 billion as of December 31, 2000. The increase in gross international reserves during the year 2001 was attributed mainly to foreign exchange inflows arising from various foreign loans and bond flotations. The various loans and bond flotations include, among others, the Republic's $199 million Floating Rate Notes due 2004; the Republic's $100 million Facility Loan Agreement; the Republic's $220 million Cross Currency Swap; the Republic's $119 million Treasury Bills to pre-fund the Government's 2002 requirements; the Asian Development Bank ("ADB") Non-Bank Financial Program Loan of $75 million; the ADB Power Sector Loan of $100 million; the Republic's $444 million Fixed Rate Bonds due 2006; the Republic's Shibosai $365 million Fixed Rate Guaranteed Bonds due 2011; Bangko Sentral's $740 million 3-year Term Loan Facility; Bangko Sentral's $200 million Floating Rate Notes due 2003; Bangko Sentral's $550 million 9% Notes due 2005 and Bangko Sentral's $700 million loan from other foreign financial institutions. The impact of these inflows was partly mitigated by the servicing of foreign exchange requirements of the Government and Bangko Sentral. Net international reserves totaled $11.4 billion as of December 31, 2001.


   The Bangko Sentral's gross international reserves rose to $16.2 billion at the end of December 31, 2002. This was a 3.3% increase as compared to the level at the end of December 2001 of $15.7 billion. The increase in gross international reserves during the period was due mainly to foreign exchange inflows in the form of net deposits by the Treasury. However, these were partly offset by outflows to meet the foreign exchange requirements of the Bangko Sentral and the Republic. At December 31, 2002 the Bangko Sentral's gross international reserves were adequate to cover 4.7 months' worth of imports of goods and payment of services and income. Using other reserve coverage measures, the level of reserves was 2.9 times the amount of the country's short-term external debt based on original maturity or, alternatively, 1.4 times the amount of short-term external debt based on residual maturity. In 2002, the majority of reserves consisted of foreign investments (77.7%), while the balance consisted of gold (18.8%), foreign exchange (2.8%), and combined SDRs and reserve position in the IMF (0.7%). Reserves (other than gold) were held in following foreign currencies: US dollars (92.0%), Japanese yen (3.7%), pound sterling (1.7%) and the balance (2.6%) in other foreign currencies. The preceding figures were not affected by the revised import data reported by the inter-agency task force on the balance of payments. Bangko Sentral's net international reserves decreased to $12.5 billion at the end of May 2003 from $12.8 billion at the end of December 2002.


   Bangko Sentral occasionally enters into options with respect to gold, foreign exchange and foreign securities for purposes of managing yield or market risk. It also enters into financial swap contracts to optimize yield on its gold reserves.

Monetary System

   Monetary Policy. In 1993, the Government established Bangko Sentral, the Republic's central bank, pursuant to the New Central Bank Act. Bangko Sentral replaced the old Central Bank of the Philippines, which had incurred substantial deficits in connection with:

   . quasi-fiscal activities, including entering into foreign exchange forward cover contracts and swaps with certain banks and Government corporations and assuming the foreign exchange liabilities of certain Government and private corporations during the Philippines' foreign exchange crisis in the early 1980s;

   . development banking and financing; and

   . open market operations financed by the issuance of domestic securities at high interest rates.

   Bangko Sentral functions as an independent central monetary authority responsible for policies in the areas of money, banking and credit as authorized under Section 3 of Republic Act No. 7653, otherwise known as the New Central Bank Act. As such, it does not engage in the quasi-fiscal activities that caused the old Central Bank to fail. The New Central Bank Act also prohibits Bangko Sentral from engaging in development banking or financing. Additionally, Bangko Sentral does not engage in any commercial banking activities.

   Bangko Sentral's primary objective is to maintain price stability conducive to a balanced and sustainable growth of the economy, as well as to promote and maintain monetary stability and the convertibility of the peso. To achieve the price stability objective, Bangko Sentral undertakes monetary management mainly through adjustments to policy rates and the conduct of open market operations, including the purchase and sale of Government securities, rediscounting transactions and adjustments in reserve requirements.

   Bangko Sentral's functions include:

   . conducting monetary policy;

   . issuing the national currency;

   . managing foreign currency reserves;

   . acting as depository for the Government, its political subdivisions and instrumentalities and for Government owned corporations; and

   . supervising and regulating banks and quasi-banks in the Philippines.

   The Government owns all of the capital stock of Bangko Sentral. A seven member Monetary Board, comprised of Bangko Sentral's Governor, a member of the Cabinet designated by the President and five full-time private sector representatives, governs Bangko Sentral. The President appoints each of the seven Monetary Board members to six-year terms except the Cabinet representative.


   Philippine law requires Bangko Sentral to maintain a net positive foreign asset position. As of November 2002, Bangko Sentral had total assets of
(Peso)1.21 trillion, of which net international reserves accounted for
(Peso)660.5 billion ($12.8 billion). Bangko Sentral's remaining assets consist mainly of foreign exchange receivables, loans and advances and Government securities, and its liabilities consist mainly of deposits of financial institutions and, the Government and Government-owned corporations and foreign liabilities in the form of loans and bonds payable.


   Money Supply. The following tables presents certain information regarding the Philippines' money supply:

                                 MONEY SUPPLY


                                                      As of December 31
                         --------------------------------------------------------------------------
                              1998           1999           2000            2001        2002/(1)/
                         -------------  -------------  -------------   -------------  -------------
                                            (in billions, except for percentages)
M1/(2)/
Currency in circulation. (Peso)  146.1  (Peso)  218.5  (Peso)  192.3   (Peso)  194.7  (Peso)  220.0
Current account deposits         135.4          175.6          194.7           193.3          250.0
                         -------------  -------------  -------------   -------------  -------------
Total...................         281.5          394.1          387.0           388.0          470.1
  percentage increase...           9.0%            40%          (1.8)%           0.3%          21.2%
M2/(3)/................. (Peso)1,138.4  (Peso)1,357.9  (Peso)1,423.2   (Peso)1,521.1  (Peso)1,666.3
  percentage increase...           8.0%          19.3%           4.8%            6.9%           9.5%
M3/(4)/................. (Peso)1,144.6  (Peso)1,365.1  (Peso)1,427.0   (Peso)1,525.0  (Peso)1,669.7
  percentage increase...           7.4%          19.3%           4.6%            6.8%           9.5%

--------
Source:  Bangko Sentral, Department of Economic Research.

(1) Preliminary.
(2) Consists of currency in circulation and demand deposits.
(3) Consists of M1, savings deposits and time deposits.
(4) Consists of M2 and deposit substitutes.

   The following table presents information regarding domestic interest and deposit rates.

                      DOMESTIC INTEREST AND DEPOSIT RATES


                                           1998   1999   2000   2001   2002
                                           ----   ----   ----   ----   ----
                                           (weighted averages in percentages
                                                   per period)
         91-day Treasury bill rates....... 15.3%  10.2%   9.9%   9.9%  5.4%
         90-day Manila Reference rate/(1)/ 13.8%  10.1%   8.8%  10.1%  6.4%
         Bank average lending rates/(2)/.. 18.4%  11.8%  10.9%  12.4%  8.9%

--------
Source:  Bangko Sentral, Department of Economic Research.

(1) Based on promissory notes and time deposit transactions of sample commercial banks.
(2) Starting January 2002, monthly rates reflect the annual percentage equivalent of all commercial banks' actual monthly interest income on peso-denominated loans to the total outstanding levels of their peso-denominated demand/time loans, bills discounted, mortgage contract receivables and restructured loans.

   The Asian economic crisis complicated Bangko Sentral's task of balancing the need for readily available credit against the fear of rising inflation. To control the inflationary effect of the peso's depreciation, Bangko Sentral initially reduced the supply of pesos by raising interest rates and reserve requirements. Bangko Sentral raised its overnight borrowing rate to 32% in July 1997 from 15% at the end of June 1997 and its overnight lending rate to 34% in July 1997 from 17% at the end of June 1997. On August 20, 1997, Bangko Sentral temporarily suspended its overnight lending facility. Bangko Sentral also increased liquidity reserve requirements on Peso deposit liabilities from 2% in July 1997 to 8% in August 1997 in addition to the bank's 13% statutory reserve requirement. In November 1997, as signs of improvement appeared, Bangko Sentral lowered liquidity reserve requirements to 4% of Peso deposit liabilities.

   Bangko Sentral and the Bankers' Association of the Philippines also took measures to encourage reductions in bank lending rates to avoid potential corporate bankruptcies. Bangko Sentral approved certain liquidity easing measures in January 1998, including the opening of a 30-day lending window, the opening of a swap window for banks without Government securities holdings and the purchase of Government securities at market prices. In April 1999, Bangko Sentral decreased the liquidity reserve requirement from 5% to 4% and lowered the statutory reserve requirement from 13% to 10% on March 1998. These measures were intended to lower bank intermediation costs and thereby reduce the banks' domestic lending rates. Bangko Sentral further reduced the statutory reserve requirement to 9% in July 1999 to help reduce the cost of money and increase funds available for lending. At the same time, Bangko Sentral maintained liquidity by raising the proportion of reserves which earns interest to 40% from 25%. In July 2001, Bangko Sentral raised banks' liquidity reserve requirement from 7.0% to 9.0%. The statutory reserve requirement remained unchanged at 9.0%. Bangko Sentral also reduced, from $10,000 to $5,000, the amount of US currency an individual could buy over-the-counter from banks without documentation. The measures were intended to siphon excess liquidity in the economy that could lead to higher inflation or be used to speculate on the Peso. On August 10, 2001, Bangko Sentral raised required liquidity reserves by another 2% points to 11%.

   As the inflation rate eased from 11.5% in January 1999 to 6.7% for the full-year 1999, Bangko Sentral implemented 21 rate cuts in its overnight borrowing rate (for a cumulative reduction of 462.5 basis points) and 20 rate cuts in its overnight lending rate (for a cumulative reduction of 377.5 basis points).

   The inflation rate in 2000 averaged 4.4%, which is well below the 6.7% recorded in 1999. Emerging inflationary pressures and volatility in the foreign exchange market due to narrowing interest rate differentials prompted monetary tightening actions in 2000. In May 2000, Bangko Sentral increased its overnight borrowing and lending rates by a total of 125 basis points to 10.0% and 12.3%, respectively. Policy rates were raised in September 2000 by 100 basis points and by an additional 400 basis points in October 2000 to address the upside risks of inflation due to the sharp depreciation of the Peso and the narrowing interest rate differential. The October 2000 rate increase was accompanied by a 4-percentage point increase in banks' liquidity reserve requirements intended to siphon off excess liquidity, which was feeding speculative activity in the foreign exchange market. As a result of these tightening moves, the average 91-day Treasury bill rate rose from 8.9% in January to 15.8% in November.

   The temporary tightening measures helped keep inflationary pressures in check, restored general stability in the foreign exchange market and provided room for the gradual easing of the monetary policy stance. In December 2000, Bangko Sentral began the process of restoring policy rates to pre-crisis levels by reducing the overnight rates by a cumulative 150 basis points. This induced a gradual downtrend in interest rates, with the 91-day Treasury bill rate falling to 13.6% in December.

   In early 2001, Bangko Sentral successively reduced interest rates to encourage economic activity. From January to May 2001, sustained monetary easing reduced Bangko Sentral policy rates by a total of 450 basis points to 9.0% and 11.25% for the overnight borrowing rates and lending rates, respectively. These rates remained unchanged from May 18 to October 4, 2001. Subsequently, relative stability in the financial markets and the containment of inflation allowed Bangko Sentral to further ease monetary policy. Moreover, the worldwide reduction in interest rates by many central banks, following significant monetary policy easing by the

US Federal Reserve, made possible a comfortable interest rate differential and mitigated the risk of abrupt shifts in short- term investment funds toward foreign-currency denominated assets. Thus, Bangko Sentral's policy rates were reduced successively in the fourth quarter of 2001, resulting in a cumulative reduction of 575 basis points from December 2000. At the end of December 2001, the overnight borrowing rates and lending rates stood at 7.75% and 10.0%, respectively. The reduction in policy rates in December was accompanied by a two percentage point reduction in banks' liquidity reserve requirements intended to encourage a further downtrend in market interest rates.

   The tiering system on banks' overnight placements with Bangko Sentral (initially adopted in June 2000) was temporarily removed on August 3, 2001 to help ease pressure on the Peso. In November 2001, the tiering scheme was subsequently restored to induce banks to lend their funds to the various productive sectors of the economy. In December 2001, a change in the structure of the tiering scheme of Bangko Sentral's overnight rates window was effected as follows: 7.75% for placements of up to (Peso)5 billion, 5.75% for the next
(Peso)5 billion, and 3.75% for placements in excess of (Peso)10 billion.

   During the first three months of 2002, Bangko Sentral eased policy rates three times for a cumulative reduction of 75 basis points to reach 7.0% and 9.25% for the overnight borrowing and lending rates, respectively. These are the lowest levels in Bangko Sentral's policy rates in 10 years. The rate reductions were accompanied by corresponding changes in the structure of the tiering scheme for interest rates on banks' overnight placements with Bangko Sentral. As of March 15, 2002, the rates under the tiering structure for banks' placements in the overnight rates placements with Bangko Sentral were as follows: 7.0% for placements of up to (Peso)5 billion, 4.0% for the next
(Peso)5 billion, and 1.0% for placements in excess of (Peso)10 billion. The tiering scheme was also modified to cover placements in special deposit accounts ("SDAs") and was required to be applied on a consolidated basis. These changes were aimed at inducing banks to channel the additional liquidity into lending for productive activities. Bangko Sentral also reduced the liquidity reserve requirement on deposits by two percentage points to 7.0% effective January 18, 2002, a move which restored the liquidity reserves to their pre-July 2001 level.

   Through December 2002, the Monetary Board kept the Bangko Sentral's policy rates at 7.0% and 9.25% for the overnight borrowing and lending rates, respectively. The current policy rates have been maintained since March 15, 2002.

   On March 17, 2003, Bangko Sentral approved guidelines that would allow local banks to issue US-dollar-denominated unsecured subordinated debt, in addition to such debt denominated in pesos. The new guidelines are intended to increase liquidity in the credit markets.

   The Monetary Board believes that past reductions in its policy rates and ample liquidity in the financial system should allow the economy to expand without the need for further monetary stimulus. Bangko Sentral has indicated that it will base its monetary policy on inflation, which is forecasted to remain stable in the near term, rather than on foreign exchange rates. However, monetary officials recognize that a possible war in Iraq, the El Nino weather phenomenon, and a rising fiscal deficit could increase inflationary pressures over the next several months.

   The benchmark 91-day Treasury bill rate declined from an average of 12.2% in January 2001 to 7.9% in January 2002 and to 5.2% in January 2003. As of March 3, 2003, the 91-day Treasury bill rate had increased to 6.1%. Commercial bank lending rates have also begun to ease, from a range of 17.1%-19.0% in January 2001 to a range of 11.6%-13.3% in January 2002 and further to a range of 8.1%-10.0% in January 2003.

   Foreign Exchange System. The Republic maintains a floating exchange rate system under which market forces determine the exchange rate for the Philippine Peso. Bangko Sentral may, however, intervene in the market to maintain orderly market conditions and limit sharp fluctuations in the exchange rate.

   The following table sets out exchange rate information between the Peso and the US dollar.

                     EXCHANGE RATES OF PESO PER US DOLLAR

                                 Period   Period
                            Year  End   Average/(1)/
                            ---- ------ -----------
                            1998 39.059   40.893
                            1999 40.313   39.089
                            2000 49.998   44.194
                            2001 51.789   50.993
                            2002 53.096   51.604

--------
Source:  Reference Exchange Rate Bulletin, Treasury Department, Bangko Sentral.

(1) The average of the monthly average exchange rates for each month of the applicable period.

   In 1993, the Government significantly reformed the Republic's foreign exchange payment system by, among other things:

   . eliminating the requirement to surrender export proceeds;

   . removing restrictions on current account transactions;

   . easing access to foreign currency loans for exporters and producers; and

   . relaxing the regulations governing investments outside the Philippines.

   Foreign exchange may be freely sold and purchased outside the banking system and deposited in foreign currency accounts. Both residents and non-residents may maintain foreign currency deposit accounts with authorized banks in the Philippines, and residents may maintain deposits abroad without restriction.

   Payments related to foreign loans registered with Bangko Sentral and foreign investments approved by or registered with Bangko Sentral may be serviced with foreign exchange purchased from authorized agent banks. Bangko Sentral must approve and register all outgoing investments by residents exceeding $6 million per investor per year if the funds will be sourced from the banking system. For a discussion of Bangko Sentral's loan approval regime, see "-- The Philippine Financial System -- Foreign Currency Loans."

   While the Government imposes no currency requirements for outgoing payments, all exchange proceeds from exports, services and investments must be obtained in any of 22 prescribed currencies. Authorized agent banks may convert the acceptable currencies to pesos.

   Bangko Sentral maintains an Exporters' Dollar Facility to facilitate the conversion of export proceeds in US dollars into Pesos. In 1999, Bangko Sentral expanded the facility to include a Japanese yen rediscounting facility and renamed it the Exporters' Dollar and Yen Rediscount Facility.

   Individual or corporate non-residents may open peso bank accounts without Bangko Sentral's approval. The export or electronic transfer out of the Philippines of peso amounts exceeding (Peso)10,000 requires prior authorization from Bangko Sentral.

   The value of the peso relative to the US dollar and other foreign currencies declined substantially in 1997 and early 1998. Bangko Sentral initially responded to the peso depreciation in July 1997 by increasing its sales of US dollars and raising interest rates. In 1997, total net sales of US dollars by Bangko Sentral amounted to over $2.6 billion, including $2.1 billion in June and July 1997. Despite Bangko Sentral's intervention, sales of pesos proved stronger than expected and as a result, Bangko Sentral allowed the peso to float on July 11, 1997. The value of the peso then declined over time, reaching a low of (Peso)45.42 per US dollar on January 8, 1998. As the Government implemented various monetary, foreign exchange and fiscal policies to curb speculation and restore confidence in the economy, the peso began to strengthen. On December 31, 1998, Bangko Sentral's reference exchange rate was
(Peso)39.06 per US dollar and on December 31, 1999, the exchange rate was
(Peso)40.31 per US dollar.

   For the first four months of 2000, the peso-dollar rate was relatively stable, averaging (Peso)40.78 per US dollar. However, the exchange rate began to exhibit volatility starting in mid-May and exceeded (Peso)45.00 per US dollar on July 27, 2000. It exceeded (Peso)50.00 per US dollar on October 27, 2000, and reached a record average low of (Peso)51.68 per US dollar in November 2000. The Peso recovered briefly in November, bringing the rate up to
(Peso)49.39 per US dollar on November 29, 2000. This trend, however, was not sustained as the peso depreciated to an average of (Peso)49.99 per US dollar by the end of 2000.

   The weakness of the Peso in 2000 may be attributed to a number of factors, including the rise in US interest rates, which reduced the interest rate differential between domestic and international interest rates, concerns over the rising fiscal deficit, and some domestic, non-economic factors, which included the tension in Mindanao, some issues pertaining to public governance, and the ensuing political uncertainties surrounding the impeachment trial of former President Estrada.

   The peso depreciated further in 2001. From (Peso)49.998/US$1 at end-2000, transitory shocks caused the peso to reach a low of (Peso)55.013/US$1 on January 19, 2001. The peso strengthened thereafter and was relatively stable for most of February and March. From early April, however, the peso traded in the (Peso)50-(Peso)51/US$1 range. The pressure on the peso again intensified starting late June until the first week of August but the peso subsequently appreciated to an average of (Peso)51.250/US$1 in September, from an average of
(Peso)53.224/US$1 in July. The peso weakened again starting the second week of October before appreciating towards the latter part of December as market conditions stabilized. Overall, during 2001 the peso depreciated by 13.8% compared to the average peso-dollar exchange rate for 2000.

   The fluctuations in the peso-dollar rate during 2001 were caused by a confluence of domestic and external factors. In early January, the political crisis involving the impeachment proceedings of the former President negatively affected the peso. However, the speedy and peaceful resolution of the political crisis enabled the Peso to recover and gain some stability beginning in the third week of January. Starting April until the first week of August, the peso, along with other regional currencies, was again weakened against the dollar due primarily to bearish market sentiment brought about by concerns over the economic slowdown in the US and in Japan. The weakness of the peso was also attributed to: (1) the continued tension resulting from the Abu Sayyaf hostage crisis and the spate of kidnappings in Metro Manila; (2) the downgrading of growth projections by the government due to the contraction in exports and the slowdown in industrial output; (3) worries over the budget deficit; (4) rising corporate dollar demand for mid-year import requirements and dividend repatriation; and (5) renewed weakening of investor sentiment on emerging market currencies due to the debt crisis in Argentina. Heightened uncertainty after the September 11 terrorist attacks in the United States was mainly behind the depreciation pressure on the peso in the last quarter of the year.

   After reaching (Peso)49.48 on May 20, 2002, the peso depreciated to reach
(Peso)55.08 per US dollar on March 13, 2003, its lowest level relative to the US dollar since January 2001. See "-- Recent Economic Developments -- Peso/US$ Exchange Rate."

   Stabilization of the Peso. Since it allowed the peso to move within a wider range on July 11, 1997, Bangko Sentral has intervened minimally in the foreign exchange market. It has, however, adopted certain measures related to foreign exchange trading including:

   . requiring prior approval of Bangko Sentral to sell non-deliverable forward contracts to non-residents to decrease the demand for foreign currency (Bangko Sentral believes that speculators used non-deliverable forward contracts to increase artificially the demand for foreign currency);

   . reducing banks' permitted long or overbought foreign exchange position to the lower of $10 million or 5% of unimpaired capital, to limit a bank's ability to speculate in foreign exchange;

   . lifting temporarily, subject to periodic review by Bangko Sentral, the 20% limit on banks' short or oversold foreign exchange position, to increase the foreign exchange available in the market;

   . limiting the types of forward contracts that can be used as deductions when valuing a bank's overbought foreign exchange position;

   . requiring banks to consolidate their foreign exchange accounts with those of their subsidiaries when calculating net open foreign exchange positions so that a bank cannot circumvent the rules by engaging in foreign exchange transactions through a subsidiary or affiliate;

   . decreasing the maximum amount of foreign exchange that banks can sell over-the-counter on an undocumented basis to $5,000 from $100,000, thus moderating demand for foreign exchange;

   . prohibiting banks from extending peso loans to non-residents to curb undue speculation in the foreign exchange market and to further reinforce the regulation that peso deposits should be funded from inward foreign exchange remittance;

   . requiring banks with foreign exchange corporations to submit a report containing details of foreign exchange purchases and sales;

   . issuing rules and regulations to combat money laundering. See "-- The
     Philippine Financial System -- Structure of the Financial System."

   In addition, in December 1997, Bangko Sentral introduced the currency risk protection program, which is a hedging facility provided by Bangko Sentral through commercial banks under which, on the maturity of a forward contract, the difference between the contract rate and the market rate is settled and paid in pesos. The program allows eligible borrowers with unhedged foreign exchange liabilities to borrow from the program to hedge their unmatured liabilities with reference to foreign currency deposit units of banks. This reduces their foreign exchange exposure and generally reduces demand for foreign currency in the spot market. In early 1998, as a part of the program, Bangko Sentral expanded oil companies' access to commercial bank funds by permitting them to borrow foreign currencies, in addition to obtaining loans and advances, to pay for their non-crude and non-refined imports and to meet their short-term working capital requirements.

   In January 2000, Bangko Sentral imposed a 90-day minimum holding period for foreign investments placed in peso time deposits with Philippine banks to tighten its monitoring of the foreign exchange market and discourage the inflow of short-term speculative funds. The holding period applies only to peso time deposits and not to other investments such as equities, government securities or commercial paper. Peso time deposits that are terminated within the 90-day period will not be converted by Philippine banks to foreign currency, but may be transferred to other peso-denominated investments.

   In June 2000, Bangko Sentral began to require banks and their subsidiaries with foreign exchange operations to submit detailed reports of foreign exchange purchases and sales transactions involving more than $250,000 with the objective of closely monitoring and supervising the foreign exchange operations of those banks and subsidiaries.

   In October 2000, Bangko Sentral introduced guidelines on the foreign exchange trading activities for foreign exchange corporations or corporations that are subsidiaries or affiliates of banks, quasi-banks or non-bank intermediaries. Under the guidelines, foreign exchange corporations must require a written, notarized application and supporting documentation for sales of foreign exchange in excess of $10,000 to Philippine residents for trade and non-trade purposes. Additionally, foreign exchange corporations are required to confirm that the $10,000 limit is not breached by splitting the foreign exchange purchases into smaller amounts to make it appear that the purchase does not violate the prescribed limit. Bangko Sentral also increased the minimum paid-in capital for foreign exchange corporations to (Peso)50 million. In October 2000, Bangko Sentral also expressly prohibited banks from engaging in engineered swap transactions because Bangko Sentral believes these transactions contributed to the volatility of the peso-US dollar exchange rate during 2000.

   In 2001 and 2002, Bangko Sentral implemented the following measures to address dollar speculation and exchange rate volatility:

   . in July 2001, it expanded the eligibility rules of the currency risk protection program, a hedging facility established in 1997, to include US dollar trust receipts; net importers; registered foreign currency-denominated bonds and foreign currency deposit loans with the original maturities longer than one year and up to five years; and trade transactions of clients other than oil companies. The coverage of the currency risk protection program was further expanded in September 2001 to include Bangko Sentral-registered short-term trade-related borrowings of oil companies from offshore banking units and offshore banks. The measures are expected to further relieve the pressure on the spot market created by investors who seek to front-load their future foreign currency requirements and by borrowers who seek to cover unmatured foreign currency obligations;

   . it reduced the ceiling on undocumented over-the-counter sales of foreign exchange to $5,000 to prevent abuse through the splitting of foreign exchange sales;

   . it kept policy rates unchanged since May 18, 2001 to preserve an appropriate interest rate differential to encourage investors to maintain their Peso-denominated assets, while concurrently addressing the risk of inflation arising from the pass-through effects of the Peso depreciation. Bangko Sentral's overnight borrowing and lending rates were subsequently reduced after the third quarter of 2001 to their current levels of 7.0% and 9.25%, respectively;

   . it increased the monetary penalty and introduced non-monetary sanctions for those violating foreign exchange rules and regulations; and

   . it required effective from January 1, 2002, any person who brings into or out of the Philippines foreign currency in excess of $10,000 or its equivalent to declare the same in writing and to furnish information on the source and purpose of the transport of such currency.

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

The Philippine Financial System

   Composition. The following table sets out the total assets of the Philippine financial system by category of financial institution.

                   TOTAL ASSETS OF THE FINANCIAL SYSTEM/(1)/

                                                               As of December 31,
                                   ---------------------------------------------------------------------
                                       1998          1999          2000          2001          2002/(2)/
                                   ------------- ------------- ------------- ------------- -------------
                                                                 (in billions)
Banks
  Commercial banks................ (Peso)2,512.2 (Peso)2,722.3 (Peso)3,013.6 (Peso)3,070.5 (Peso)3,250.2
  Thrift banks....................         216.4         223.5         245.8         259.0        273.01
  Rural banks.....................          60.0          61.9          67.4          73.8          81.3/(3)/
                                   ------------- ------------- ------------- ------------- -------------
   Total banks....................       2,788.6       3,007.7       3,326.8       3,403.3       3,604.5
                                   ------------- ------------- ------------- ------------- -------------
  Non-bank financial institutions.         656.2         733.6         773.8         691.3         707.2
                                   ------------- ------------- ------------- ------------- -------------
   Total assets................... (Peso)3,444.8 (Peso)3,741.3 (Peso)4,100.6 (Peso)4,094.6 (Peso)4,311.7
                                   ============= ============= ============= ============= =============

--------
Source:  Bangko Sentral

(1) Excludes assets of Bangko Sentral.
(2) Provisional.

(3) As of September 30, 2002


   The Philippine financial system consists of banks and non-bank financial institutions. Banks include all financial institutions that lend funds obtained from the public primarily through the receipt of deposits. Non-banks include financial institutions other than banks which lend, invest or place funds, or at which evidences of indebtedness or equity are deposited with or acquired by them, either for their own account or for the account of others. Non-bank financial institutions may have quasi-banking functions. Quasi-banking functions include borrowing money to relend or purchase receivables and other obligations by issuing, endorsing or accepting debt or other instruments or by entering into repurchase agreements with 20 or more lenders at any one time.

   The Supervision and Examination Sector of Bangko Sentral supervises all banks and non-banks with quasi-banking functions, including their subsidiaries and affiliates engaged in related activities, with Bangko Sentral's Monetary Board having ultimate supervisory authority.

   Structure of the Financial System. The Philippine financial system is comprised of commercial banks, thrift banks, rural banks, specialized Government banks and non-bank financial institutions. Each type of bank participates in distinct business activities and geographic markets.

   Commercial banks perform the following activities:

   . accept drafts;

   . issue letters of credit, discount and negotiate promissory notes, drafts, bills of exchange and other evidences of indebtedness;

   . receive deposits;

   . buy and sell foreign exchange and gold and silver bullion; and

   . lend money on a secured or unsecured basis.

   Expanded commercial banks, otherwise known as universal banks, in addition to regular commercial banking activities may also engage in investment banking activities, invest in non-bank businesses and own allied financial undertakings other than commercial banks. As of March 31, 2002, the country had 44 commercial banks, with 4,282 branch offices. Of such commercial banks, 41 were privately owned, including 13 foreign-controlled banks and six subsidiaries of foreign banks.

   The following table sets out the outstanding loans of commercial banks classified by sector.

                 COMMERCIAL BANKS' OUTSTANDING LOANS BY SECTOR


                                    --------------------------------------------
                                              1998                      1999
                                    ------------------------  ------------------

Agriculture, fishery and
 forestry..........................       (Peso)62,930   4.7%       (Peso)58,859
Mining and quarrying...............             20,048   1.5              16,466
Manufacturing......................            357,455  26.5             382,267
Electricity, gas and water.........             47,284   3.5              53,274
Construction.......................             54,972   4.1              53,384
Wholesale and retail...............            210,191  15.6             203,177
Transportation, storage and
 communication.....................             98,636   7.3              91,024
Financial institutions, real estate
 and business services.............            347,339  25.7             342,673
Community, social and personal
 services..........................            149,336  11.1             153,104
                                    ------------------ -----  ------------------
  Total............................ (Peso)   1,348,191 100.0% (Peso)   1,354,228
                                    ================== =====  ==================

                                               As of December 31,
                                    ------------------------------------------------------------------------------------
                                                     2000                      2001                    2002/(1)/
                                    ------ ------------------------  ------------------------  ------------------------
                                        (in millions, except percentages)
Agriculture, fishery and
 forestry..........................   4.3%       (Peso)62,101   4.3%       (Peso)56,823   4.1%       (Peso)72,413   4.5%
Mining and quarrying...............   1.2              21,166   1.5              19,890   1.4              14,448   0.9
Manufacturing......................  28.2             404,224  27.8             372,906  26.7             381,258  23.9
Electricity, gas and water.........   3.9              75,398   5.2              70,359   5.0              71,437   4.5
Construction.......................   4.0              46,949   3.2              42,151   3.0              35,543   2.2
Wholesale and retail...............  15.0             201,233  13.9             210,306  15.0             218,898   3.7
Transportation, storage and
 communication.....................   6.7              99,653   6.9              83,068   5.9              71,914   4.5
Financial institutions, real estate
 and business services.............  25.3             386,797  26.6             359,199  25.7             589,167  37.0
Community, social and personal
 services..........................  11.3             153,983  10.6             184,534  13.2             151,467   9.5
                                    -----  ------------------ -----  ------------------ -----  ------------------ -----
  Total............................ 100.0% (Peso)   1,451,504 100.0% (Peso)   1,399,236 100.0% (Peso)   1,597,975 100.0%
                                    =====  ================== =====  ================== =====  ================== =====

--------
Source:  Bangko Sentral.

(1) Preliminary.

   Thrift banks invest their capital and the savings of depositors in:

   . financings for homebuilding and home development;

   . marketable debt securities;

   . commercial paper and accounts receivable, drafts, bills of exchange, acceptances or notes arising out of commercial transactions; or

   . short-term working capital and medium and long-term loans to small and medium-sized businesses and individuals engaged in agriculture, services, industry, housing and other financial and allied services in its market.

   As of March 31, 2002, the country had 100 thrift banks, with 1,242 branch offices.

   Rural banks extend credit in the rural areas on reasonable terms to meet the normal credit needs of farmers, fishermen, cooperatives and merchants and in general, the people in the rural communities. As of March 31, 2002, the country had 782 rural banks, with 1,137 branch offices.

   The specialized Government banks are the Development Bank of the Philippines, the Land Bank of the Philippines and the Al-Amanah Islamic Investment Bank of the Philippines. The Development Bank generally provides banking services to meet the medium and long-term needs of small and medium-sized agricultural and industrial enterprises, particularly in rural areas. The Land Bank primarily provides financial support for agriculture and all phases of the Republic's agrarian reform program. In addition to their special functions, the

Development Bank and the Land Bank may operate as universal banks. The Al-Amanah Islamic Investment Bank promotes and accelerates the socio-economic development of the Autonomous Region of Muslim Mindanao by offering banking, financing and investment services based on Islamic banking principles and rulings.

   Non-bank financial institutions are primarily long-term financing institutions that engage in productive ventures and, to a minor extent, facilitate short-term placements in other financial institutions. As of December 31, 2001, Bangko Sentral regulated or supervised 36 investment houses, 48 finance companies, 26 security dealers/brokers, 5,018 pawnshops, 11 investment companies, nine lending investors, 86 non-stock savings and loan associations, four venture capital corporations, six mutual building and loan associations, four Government non-bank financial institutions and seven credit companies.

   Over the past several years, the Government has reformed the financial sector to eliminate controls, enhance competition and promote stronger and more efficient financial institutions. The reforms include:

   . unifying and gradually reducing reserve requirements to reduce intermediation costs of banks and improve their efficiency;

   . using the extension of credit by Bangko Sentral to banks against promissory notes and other collateral or rediscounting as a mechanism for liquidity control rather than pure credit allocation;

   . broadening securities dealing in Philippine Treasury bills to allow the market to determine interest rates;

   . prescribing more stringent standards for the establishment of new banks;

   . easing the entry and operation of foreign banks to attract foreign investments, promote competition and reduce intermediation costs;

   . simplifying the entry rules for rural banks to improve competition and promote efficiency; and

   . increasing minimum capital requirements to promote stronger financial institutions.

   The minimum bank capitalization requirements as of December 2000 is
(Peso)4.95 billion for universal banks, (Peso)2.4 billion for commercial banks and (Peso)325 million for thrift banks based in Metro Manila.

   The economic downturn affected banks in the Philippines primarily in two ways. First, due to the economic troubles, bank deposits increased only minimally which in turn limited the ability of banks to extend new loans. Aggregate assets of the banking system increased by 21.8% from year-end 1997 to February, 2002. Second, the depreciation of the Peso, declining equity prices and higher domestic interest rates weakened the quality of the assets of Philippine banks. This caused a number of relatively small financial institutions to fail and created concerns about the stability of the Philippine financial system.

   The following table provides information regarding non-performing loans for the banking system for the periods indicated.

             TOTAL LOANS (GROSS) AND NON-PERFORMING LOANS BY TYPE
                              OF COMMERCIAL BANKS

                                                                            As of December 31,
                                                -----------------------------------------------------------------------
                                                     1998              1999              2000              2001
                                                -------------     -------------     -------------     -------------
                                                                     (in billions except percentages)
Expanded commercial banks/(1)/
  Total loans.................................. (Peso)1,080.1     (Peso)1,086.1     (Peso)1,025.0     (Peso)  992.2
  Total non-performing loans...................         112.4             141.6             172.4             192.6
  Ratio of non-performing loans to total loans.          10.4%             13.0%             16.8%             19.4%
Non-expanded commercial banks/(2)/
  Total loans..................................         120.8             139.7             184.3             182.7
  Total non-performing loans...................          16.5              23.0              32.4              41.7
  Ratio of non-performing loans to total loans.          13.6%             16.4%             17.6%             22.8%
Government banks/(3)/
  Total loans..................................         185.9             201.0             222.4             200.3
  Total non-performing loans...................          18.8              25.4              33.5              35.7
  Ratio of non-performing loans to total loans.          10.1%             12.6%             15.1%             17.8%
Foreign banks/(4)/
  Total loans..................................         155.7             156.2             196.5             249.9
  Total non-performing loans...................          12.2               5.4               7.5              11.9
  Ratio of non-performing loans to total loans.           7.9%              3.5%              3.8%              4.8%
Total loans.................................... (Peso)1,542.5     (Peso)1,582.9     (Peso)1,628.2     (Peso)1,625.1
Total non-performing loans.....................         160.0             195.4             245.8             281.9
Ratio of non-performing loans to total loans...          10.4%             12.3%             15.1%             17.4%

                                                --
                                                     2002
                                                -------------

Expanded commercial banks/(1)/
  Total loans.................................. (Peso)1,041.9
  Total non-performing loans...................         188.0
  Ratio of non-performing loans to total loans.          17.3%
Non-expanded commercial banks/(2)/
  Total loans..................................         155.8
  Total non-performing loans...................          26.9
  Ratio of non-performing loans to total loans.          17.2%
Government banks/(3)/
  Total loans..................................         192.6
  Total non-performing loans...................          30.3
  Ratio of non-performing loans to total loans.          15.7%
Foreign banks/(4)/
  Total loans..................................         249.0
  Total non-performing loans...................           7.9
  Ratio of non-performing loans to total loans.           3.2%
Total loans....................................       1,639.4
Total non-performing loans.....................         245.1
Ratio of non-performing loans to total loans...          15.0%

--------
Source: Bangko Sentral, Department of Economic Research/Supervisory Reports and Studies Office.

(1) Includes ING Bank (foreign bank) and excludes Land Bank of the Philippines and Development Bank of the Philippines. Starting May 2001, three expanded commercial banks (Standard Chartered Bank, HSBC and ING Bank) were reclassified as foreign banks.
(2) Excludes Orient Bank.
(3) Consists of Land Bank, Development Bank and Al-Amanah Islamic Bank.
(4) Consists of 13 foreign banks; excludes three foreign banks' subsidiaries.

   The rise in NPLs weighed down on the asset quality of banks in 2001. The commercial banking system's NPLs as a percent of total loans rose from 15.1% in December 2000 to 17.4% in December 2001. This weakening resulted from the depreciation of the peso, which contributed to a rise in loan defaults, and the slowdown in business activity that saw a drop in credit demand.

   In late 2000 and early 2001, Bangko Sentral extended (Peso)30 billion in emergency loans to Equitable PCI and (Peso)25 billion in emergency loans to Philippine National Bank ("PNB") to help the banks alleviate short-term liquidity problems attributed to heavy withdrawals during the Estrada impeachment trial.

   As of December 31, 2002, the ratio of non-performing loans to total loans in the commercial banking system stood at 15.0%, lower than the 16.1% as of November 30, 2002 and 17.4% as of December 31, 2001. The improvement in the NPL ratio from the previous year was due in part to a redefinition of "non-performing loan" which took effect September 19, 2002 (the redefinition allows banks to exclude from "non-performing loans" uncollectable or worthless loans that have been fully covered by allowance for probable losses); however, even under the previous definition of "non-performing loan", the NPL ratio at the end of December would have decreased to 15.8% compared to 16.8% at the end of November 2002. The yearly decrease in the non-performing loan ratio was also attributed to increased foreclosure, restructuring proceedings, and generally improving performance of the commercial banking sector. The non-performing loans coverage ratio (loan reserves to non-performing loans) increased to 51.2% in December 2002 from 48.2% in November 2002.

   The recent passage of the Special Purpose Asset Vehicle bill is expected to further reduce the NPL ratio. See "-- Recent Economic Developments -- Banking System Non-Performing Loans."

   The average capital adequacy ratio of the banking system based on the old concept was 16.6% as of February 28, 2002, above the statutory floor of 10%.

   After the onset of the Asian economic crisis, Bangko Sentral adopted a number of measures to protect the financial position and soundness of the country's banks, including measures relating to:

   . Limits on a bank's transactional capacity by:

   . reducing the maximum loan value for real estate loans from 70% to 60% of the appraised value of the real estate collateral;

   . limiting bank's real estate loans to no more than 20% of a bank's loan portfolio, subject to certain exceptions that could increase the percentage to 30% overall;

   . requiring that 30% of the 100% cover of a bank's foreign currency deposit units' foreign exchange liabilities be kept in liquid assets; and

   . requiring banks to mark-to-market their trading portfolios in line with existing market conditions at the execution of every transaction at the end of each month.

   . Measures relating to delinquent and restructured loans:

   . in cases of loans payable in monthly or quarterly installments, reducing the number of missed monthly payments from six to three and quarterly payments from two to one before a loan must be classified as non-performing. To align domestic regulations with international standards, in May 1999 Bangko Sentral extended the date to classify a loan as non-performing for loans payable on a lump sum basis and loans payable in quarterly, semi-annual or annual installments to 30 days after their past-due date;

   . revising the treatment of restructured loans to provide that they should be treated as performing loans or interest income related to them should accrue if they are current and fully secured by real estate with loan value up to 60% of the appraised value of the real estate security plus ensured improvements. In May 1999, Bangko Sentral further tightened regulations regarding the appraisal of collateral for restructured loans and stipulated additional criteria for reclassifying restructured loans as performing;

   . mandating general loan loss provisions over and above the provision for probable losses linked to individually identified bad accounts. Incremental loans granted over and above the loan portfolio level of banks, net of allowable exclusions, as of March 31, 1999 are no longer subject to the provisioning requirements requiring banks to reserve an amount equal to 2% of their gross loan portfolio (less certain accounts) as an allowance for probable losses. In December 2001, Bangko Sentral lowered the provisioning ratio from 2% to 1% of the latest outstanding balance of unclassified loans other than restructured loans (less loans which are considered non-risk under existing laws and regulations) to increase new lending, and imposed a 5% reserve on the outstanding balance of unclassified restructured loans (less the outstanding balance of restructured loans which are considered non-risk under existing regulations), to reflect the higher risks attached to such loans even if they are presently performing. These adjustments were implemented to reduce disincentives to lending activities of banks with otherwise sound loan portfolios; and

   . tightening provisioning requirements to include new categories of loans especially mentioned, regardless of whether such loans are secured by collateral (loan loss provisions of 5% of outstanding loan amount), and secured loans classified as substandard (loan loss provisions of 25% of outstanding loan amount). Guidelines on the allowance required on loan accounts classified as substandard-secured were subsequently issued.

   . Measures relating to capitalization:

   . increasing minimum capital requirements for universal banks to (Peso)4.95 billion by December 31, 2000 and for commercial banks to (Peso)2.4 billion by December 31, 2000;

   . implementing additional penalties for a bank's failure to comply with minimum capital requirements; and

   . categorizing banks by the degree of undercapitalization and adopting prompt corrective measures as appropriate.

   . Measures relating to disclosure and management:

   . improving bank disclosures regarding interest rates, non-performing loans, classified loans, loan loss reserves, allowances for probable losses and loss provisions;

   . improving bank management by outlining and expanding the duties of boards of directors;

   . requiring banks to appoint compliance officers to ensure the bank's compliance with banking rules and regulations; and

   . requiring external auditors to provide more information to Bangko Sentral.

   . Measures relating to regulatory control and bankruptcy:

   . shifting the regulatory approach to a risk-based approach of examination and consolidated supervision as opposed to one focused exclusively on transaction testing and verifying the existence and value of assets;

   . issuing stricter guidelines to establish and operate new banks so that new banks will have suitable stockholders, adequate financial strength, an appropriate legal structure in line with its operational structure and appropriate management with sufficient expertise and integrity to operate the bank in a sound and prudent manner. In 1999, Bangko Sentral put in place an indefinite moratorium on the establishment of new banks with certain exceptions such as new banks resulting from mergers and consolidations. In March 2001, Bangko Sentral issued implementing guidelines to enforce section 8 of the General Banking Law of 2000. These guidelines provided for a moratorium on the establishment of commercial banks, with certain exceptions such as new banks arising from the acquisition by a foreign bank of 100% of the voting stock of an existing domestic commercial bank; and

   . adopting strategies for restructuring a failed bank before closing it, including rehabilitating the troubled bank, buying-in another bank or financial institution or merging the troubled bank with another financial institution.

   Bangko Sentral worked to amend the banking laws to:

   . allow Bangko Sentral to adopt internationally accepted risk-based capital requirements,

   . define unsound banking practices and increase the frequency of bank examinations,

   . impose sanctions on banks and related persons for violations of banking regulations,

   . issue regulations requiring banks and affiliates to maintain balanced positions in their foreign currency transactions, and

   . grant loans to banks for liquidity purposes.

   To stimulate economic recovery and encourage greater bank lending, Bangko Sentral relaxed the general loan loss provisioning requirement in April 1999 so that banks would not have to make general loan loss provisions for loans granted after March 31, 1999 (the general loan loss provision prior to March 31, 1999 was 1.5% of the total amount of outstanding loan). The requirements for specific loan loss provisions still apply.

   The General Banking Law of 2000, signed in May 2000, amended the General Banking Act and enhanced Bangko Sentral's supervisory powers, tightened prudential norms and liberalized foreign ownership of banks. Bangko Sentral now has the power to conduct more in-depth examinations of banks and undertake more effective prompt corrective action. The General Banking Law, however, repealed the Philippine Deposit Insurance Corporation's independent right to conduct on-site supervision and require information from banks. Since August 2000, Bangko Sentral has been issuing the implementing guidelines for the General Banking Law. The General Banking Law reforms introduced include:

   . a strong legal basis for consolidated supervision;

   . formal adoption of Basel risk-based capital requirements effective beginning July 1, 2001;

   . fit-and-proper criteria for directors and officers;

   . stronger safeguards against connected lending and more comprehensive coverage of single borrower's limit;

   . inclusion of the declaration of a bank holiday as a ground for placing a bank under receivership;

   . the legal basis for formulating standards determining unsafe and unsound bank practices;

   . ownership ceilings by foreign and domestic banks;

   . increases in monetary penalties; and

   . improved transparency and disclosure standards.

   As part of the global fight against money laundering, since July 2000, Bangko Sentral has required banks to report on unusually large transactions and all unusual patterns of transactions which have no apparent or visible lawful purpose. On July 26, 2001, Bangko Sentral also reduced the ceiling on undocumented over-the-counter sales of foreign exchange from $10,000 to $5,000. Additionally, Bangko Sentral has issued a number of administrative measures that bring the country's regulatory regime relating to money laundering closer to international standards. See "Recent Economic Developments -- Anti-Money Laundering Act of 2001." These measures include:

   . requiring banks and non-bank financial institutions to take reasonable measures to establish and record the true identity of their clients and to update their records at least every other year;

   . requiring banks and non-bank financial intermediaries to submit their respective plans of action to comply with the above requirements;

   . requiring banks to take necessary measures to establish and record the true identity of their clients in cases of numbered foreign currency accounts authorized under existing law;

   . precluding banks from issuing cashier's, manager's checks, certified checks or other instruments payable, to cash, bearer or numbered accounts in amounts exceeding $10,000;

   . requiring banks with foreign exchange subsidiaries or affiliates to report, on a daily basis, the counterparties and other details of all foreign exchange sales and purchases. For transactions of $250,000 and above, banks are required to specify the identities and addresses of the parties as well as the purpose of the transaction;

   . instructing foreign exchange corporations, for sales of foreign exchange exceeding $5,000 or more to residents for trade and non-trade purposes, to require foreign exchange purchasers to submit a notarized application and supporting documents; and

   . requiring any person to declare in writing the amount, source and purpose of the transfer of foreign currency into and out of the country for amounts equivalent to or exceeding $10,000.

   In September 2002, the Monetary Board relaxed the formula for the calculation of NPLs, by allowing banks to deduct loan accounts for which they have provided 100% provisioning from their non-performing loans. To qualify for the revised NPL computation, banks must maintain adequate provisions for probable losses commensurate to the quality of their asset portfolio. Bangko Sentral predicts that the ruling will reduce the ratio of NPLs to total loans by 2%. The policy is also expected to encourage banks to write off loans that are considered uncollectible or worthless.

  Foreign Currency Loans

   Bangko Sentral imposes a combination of prior approval, registration and reporting requirements on all non-Peso denominated loans. The regime is as follows:

                Type of Loan                           Regulatory Requirement
-------------------------------------------- -------------------------------------------
Private sector loans:                        Prior approval, subsequent registration and
.. guaranteed by a public sector entity or a  reporting requirements.
local commercial bank;
.. granted by foreign currency deposit units
that are specifically or directly funded
from, or collateralized by, offshore
loans or deposits;
.. obtained by banks and financial
institutions with a term exceeding one
year which will be relent to public and
private enterprises; or
.. serviced using foreign exchange purchased
from the banking system, unless
specifically exempted from the approval
requirement.
Private sector loans which are specifically  Subsequent registration and reporting
exempted and which will be serviced with     requirements.
foreign exchange purchased in the banking
system.
All private sector loans to be serviced with Reporting requirements.
foreign exchange not purchased from the
banking system.
Public sector offshore loans except:         Prior approval and reporting requirements.
.. short-term foreign currency deposit loans
for trade financing; and
.. short-term interbank borrowings.

The Philippine Securities Markets

   History and Development. The securities industry in the Philippines began with the opening of the Manila Stock Exchange in 1927. In 1936, the Government established the Securities and Exchange Commission (the "SEC") to oversee the industry and protect investors. Subsequently, the Makati Stock Exchange opened in 1963 and merged with the Manila Stock Exchange to form the Philippine Stock Exchange in 1994. Until economic and political difficulties in the 1970s caused its decline, the Philippine securities market was the most active in Asia. Since 1992, the Government has attempted to improve the capital market, attract more companies to list on the Philippine Stock Exchange and allow more investors to participate in the market by emphasizing market deregulation and self-regulation.

   On December 6, 1996, the SEC granted the Philippine Central Depository, Inc. a temporary operating license. The central depository, a private institution, implemented a book-entry system to simplify the mechanism for issuing and transferring securities. By December 1997, the central depository had enrolled all active listed issues in the book entry system.

   On June 29, 1998, the SEC granted the Philippine Stock Exchange self-regulatory organization status, empowering it to supervise and discipline its members, including by examining a member's books of account and conducting audits.

   To broaden the range of securities eligible for listing, the Philippine Stock Exchange established a board for small- and medium-sized enterprises with an authorized capital of (Peso)20 million to (Peso)99.9 million of which at least 85% must be subscribed and fully paid. The Philippine Stock Exchange intends to eventually list debt securities and equity derivatives as well.


   On July 19, 2000, the Securities Regulation Code of 1999 was signed into law. The new Act:


   . shifts the focus of securities regulation from a merit-based system to a disclosure-based system;

   . strengthens the anti-fraud provisions of the securities laws;

   . utilizes self-regulatory organizations to enforce greater investor protection;

   . updates the regulations governing the securities industry consistent with international practices; and

   . strengthens the rule-making and corporate reorganization powers of the SEC.

   As of June 10, 2002, the Philippine Stock Exchange had 151 local and 33 foreign members and 236 listed companies.

   Share prices of companies listed on the Philippine Stock Exchange fell significantly in 1997. The falling stock market and resultant heavy selling of Philippine equity securities by foreign investors hurt the value of the Peso and the foreign currency positions of financial institutions in the Philippines. The Philippine Stock Exchange Composite Index declined by 45.8% in Peso terms from 3,447.6 on February 3, 1997 to 1,869.2 on December 29, 1997. The Philippine Stock Exchange Composite Index was quite volatile and continued to fall during most of 1998, reaching an historic low of 1,082.2 on September 11, 1998.

   The stock market rebounded in late 1999, as the Philippine Stock Exchange Composite Index reached 2,143.0 at the end of December 1999, a 8.9% increase from its level at the end of December 1998. The recovery, however, was short-lived as the Philippine Stock Exchange Composite Index contracted for three consecutive quarters in 2000, declining 31.1% for the first nine months due to political turmoil, weakening economic fundamentals and a stock market manipulation scandal involving BW Resources Corporation ("BW"), a publicly traded company, and Mr. Dante Tan, its largest shareholder. During 1999, Mr. Tan, in his own name, under alias names and through associates, bought and sold large quantities of BW shares in an attempt to control the price of the shares. Mr. Tan was charged with, among other things, price manipulation and insider trading. Mr. Tan's case is currently pending with the Department of Justice. The stock market's overall capitalization grew 33% in 2000. As of December 31, 2000, overall capitalization was approximately (Peso)2.5 trillion, compared to (Peso)1.9 trillion as of December 31, 1999 and (Peso)1.4 trillion as of December 31, 1998. As a percentage of GNP, market capitalization declined from 86.4% in 1999 to 77.6% by the end of 2000. The Philippine Stock Exchange Composite Index closed at 1,494.5 on December 31, 2000.

   On June 20, 2001, the Philippine Stock Exchange announced that the SEC had approved its proposal for its demutualization, or conversion from a mutual or membership organization into a publicly-held stock corporation. Under the demutualization, the Exchange created a new corporation which assumed approximately 80% of the Exchange's total assets. Exchange member broker-dealers surrendered membership rights to the Exchange and, in return, received shares of the new corporation, shares of the Exchange and trading rights. On July 20, 2001, the Philippine Stock Exchange approved the plan to demutualize the stock exchange. On August 8, 2001, the Philippine Stock Exchange completed its conversion to a stock corporation that is publicly held. As its first shareholders, each of the 184 member-brokers subscribed and fully paid for 50,000 shares. The second part of the demutualization which is the public offering and listing of its shares on the Exchange is still under planning.

   The Philippine Stock Exchange Composite Index reached 1,168.08 at the end of December 2001, a 21.8% decrease from its level at the end of December 2000. At the end of September 2001, the composite index closed the month at 1,126.63, a decrease of 21.5% from end of September 2000. In October 2001, amid the onset of the US-led attacks against the Taliban government in Afghanistan, fears and uncertainties about the prospects of the global economy due to the subsequent threat of war and recession and apprehensions over the Philippine economic and political environment, the composite index continued its decline, finishing the month at 993.35, or 11.8% lower than September 2001. In November 2001, the composite index rose to finish the month at 1,128.47, or 13.6% higher than the prior month, due to the release of better-than-expected domestic economic data, a lower budget deficit for October 2001 than was targeted and favorable news on the US-led attacks against the Taliban in Afghanistan. In December 2001, the composite index increased to 1,168.08 at month-end, or 3.5% higher than at the end of November 2001.

   In 2002, the composite index rose to a high of 1,452.51 on February 20, but has since decreased to 1,018.4 at the end of December 2002. The Philippine Stock Exchange closed at 1,037.26 on February 5, 2003. The higher budget deficit, concerns of a global economic slowdown, increased crime and kidnappings, the accounting scandals that affected certain large corporations in the United States and the proposed partial sale by First Pacific Company Limited of its 24.4% controlling stake in the Philippine Long Distance Telephone Company to the Gokongwei Group contributed to a decline in the composite index.

   Government Securities Market. The Government securities market is dominated by short-term Treasury bills with maturities not exceeding one year. Responding to investor preferences and to create a yield curve for long-term domestic securities, the Government issued securities with longer maturities, including five-year fixed rate treasury bonds in June 1995 and seven and ten-year fixed rate treasury bonds in 1996. The restructuring of the Republic's domestic debt in favor of longer-term securities kept the issuance of Treasury bills of
(Peso)17.9 billion below budget in 1996, while the issuance of fixed rate Treasury bonds exceeded expectations by (Peso)13.5 billion. In 1997, the Government sold, for the first time, 20-year Treasury bonds in the amount of
(Peso)2 billion. The Government's outstanding direct domestic debt totalled
(Peso)1,247.7 billion as of December 31, 2001, an increase of 46.6% from
(Peso)850.9 billion as of December 31, 1998.

   In June 1999, the Government issued (Peso)11.6 billion small-denominated Treasury bonds. These bonds, which have a maturity of five years and are available in blocks of as low as (Peso)5,000, are aimed at Philippine retail investors. The bonds are intended to reduce the Government's dependence on weekly auctions and to provide the Government with another source of long-term funding. The Government intends to continue to issue small- denominated Treasury bonds and expects the program to reduce demand for short-term funding and contribute to reduced pressure on interest rates.

   The Government has taken steps to further the development of the secondary market in Treasury securities, including establishing of the Registry of Scripless Securities which computerizes the sales and purchases of Treasury securities in the secondary market.

   International Bond Market. In February 1997, Bangko Sentral approved guidelines governing the issuance of Peso-denominated instruments in the international capital markets. Bangko Sentral will require the receipt of foreign currency by the Philippines and its exchange into Pesos in the local banking system.

Public Finance

   The Consolidated Financial Position. The consolidated public sector financial position measures the overall financial standing of the Republic's public sector. It is comprised of the public sector borrowing requirement and the aggregate deficit or surplus of the Social Security System and the Government Service Insurance System, Bangko Sentral, the Government financial institutions and the local Government units. The public sector borrowing requirement reflects the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidator's accounts, the Oil Price Stabilization Fund and the 14 monitored Government owned corporations.

   The following table sets out the consolidated financial position on a cash basis for the periods indicated.

         CONSOLIDATED PUBLIC SECTOR FINANCIAL POSITION OF THE REPUBLIC

                                                                       1998           1999           2000           2001
                                                                  ------------   ------------   ------------   ------------
                                                                                        (in billions, except percentages)
Public sector borrowing requirement:
  National Government............................................ (Peso) (50.0)  (Peso)(111.7)  (Peso)(134.2)  (Peso)  (147)
  Central Bank-Board of Liquidation..............................        (26.4)         (20.5)         (19.1)         (23.5)
  Oil Price Stabilization Fund/(1)/..............................          0.7            1.9            0.3            0.8
  Monitored Government owned corporations........................        (38.0)          (4.6)         (19.2)         (24.5)
  Government transfers to Government owned corporations..........          0.9            3.0            4.2            4.5
  Other adjustments..............................................          1.5           (6.1)          (6.6)           0.0
                                                                  ------------   ------------   ------------   ------------
   Total public sector borrowing requirement..................... (Peso)(111.3)  (Peso)(138.0)  (Peso)(174.6)  (Peso)(187.0)
                                                                  ------------   ------------   ------------   ------------
As a percentage of GNP...........................................         (4.0)%         (4.4)%         (5.0)%         (5.1)%
Other public sector:
  Social Security System and Government Service Insurance System. (Peso)  17.8   (Peso)  36.4   (Peso)  15.5   (Peso)   9.3
  Bangko Sentral/(3)/............................................          3.2           (4.0)           0.2           (0.1)
  Government financial institutions..............................          5.4            3.3            2.8            3.9
  Local Government units.........................................          2.0            3.2            3.8            4.2
  Timing adjustment of interest payments to Bangko Sentral.......         (0.3)          (2.3)           0.5           (0.2)
  Other adjustments..............................................          0.0            0.8            0.1            0.1
                                                                  ------------   ------------   ------------   ------------
   Total other public sector.....................................         28.1           37.5           22.9           17.2
                                                                  ------------   ------------   ------------   ------------
   Consolidated public sector financial position................. (Peso) (83.2)  (Peso)(100.5)  (Peso)(151.7)  (Peso)(147.6)
                                                                  ============   ============   ============   ============
As a percentage of GNP...........................................         (3.0)%         (3.2)%         (4.3)%         (4.5)%

                                                                      2002/(4)/
                                                                  ------------

Public sector borrowing requirement:
  National Government............................................ (Peso)(210.7)
  Central Bank-Board of Liquidation..............................       (15.13)
  Oil Price Stabilization Fund/(1)/..............................          0.0
  Monitored Government owned corporations........................       (46.36)
  Government transfers to Government owned corporations..........          3.9
  Other adjustments..............................................          0.0
                                                                  ------------
   Total public sector borrowing requirement..................... (Peso)(268.3)
                                                                  ------------
As a percentage of GNP...........................................          N/A/(2)/
Other public sector:
  Social Security System and Government Service Insurance System. (Peso)  25.6
  Bangko Sentral/(3)/............................................          4.2
  Government financial institutions..............................          5.4
  Local Government units.........................................          3.4
  Timing adjustment of interest payments to Bangko Sentral.......         (1.6)
  Other adjustments..............................................          0.0
                                                                  ------------
   Total other public sector.....................................         37.0
                                                                  ------------
   Consolidated public sector financial position................. (Peso)(169.1)
                                                                  ============
As a percentage of GNP...........................................          N/A/(2)/

--------
Source:  Fiscal Policy and Planning Office, Department of Finance.

(1) The Oil Price Stabilization Fund was created by the Government to stabilize the domestic price of oil products. Prior to deregulation in 1997, if exchange rates and international crude oil prices exceeded certain levels, oil companies received money from the fund, but if exchange rates and crude oil prices fell below those levels, oil companies contributed to the fund. The fund was technically abolished with the full deregulation of the oil industry in February 1998. The Government will settle claims against the fund, amounting to (Peso)2.6 billion in 1997, by granting the claimants tax credits over a 15-month period.
(2) N/A means "not available".
(3) Amounts are net of interest rebates, dividends and other amounts remitted to the Government and the Central Bank-Board of Liquidation.
(4) Preliminary.

   For 1998, the consolidated financial position recorded a deficit of
(Peso)83.2 billion, or 3.0% of GNP at current prices, because of increased public sector borrowing requirement to finance higher deficits incurred by the Government and the Government owned corporations. Costs relating to the restructuring of the old Central Bank contributed (Peso)26.4 billion to the deficit.

   For 1999, the consolidated financial position recorded a deficit of
(Peso)100.5 billion, or 3.2% of GNP at current market prices, compared to a deficit of (Peso)83.2 billion in 1998. The Government's position was (Peso)15.2 billion off its target of (Peso)85.3 billion for the year. The Government accounted for (Peso)111.7 billion of the total deficit for the period, in line with its objective of stimulating the economy. Restructuring costs for the old Central Bank also contributed (Peso)20.5 billion to the total public sector borrowing requirement.

   Led by the Government deficit, the consolidated financial position deficit increased to (Peso)151.7 billion in 2000 or 4.3% of GNP at current market prices, compared with the previous year's deficit of (Peso)100.5 billion. The consolidated public sector deficit was largely due to a public sector borrowing requirement of (Peso)174.6 billion, which included (Peso)19.1 billion for costs relating to the restructuring of the old Central Bank and the (Peso)19.2 billion deficit of the 14 monitored non-financial Government corporations. The Government owned corporations' budget gap deteriorated from the single-digit deficit posted in 1999 as both current and capital expenditures increased. The greatest contributors to the deficit were the Philippine National Oil Company, the National Power Corporation, the Light Rail Transit Authority, the National Development Corporation and the National Food Authority. The other public sector entities had a combined surplus of (Peso)22.9 billion in 2000, largely due to the substantial surpluses of the local government units and the social security institutions such as the Government Services and Insurance System and Social Security System.

   For 2001, the consolidated financial position recorded a deficit of
(Peso)172.5 billion or 4.5% of GDP at current market prices. The Government accounted for (Peso)147.0 billion of the deficit, the Central Bank restructuring accounted for (Peso)23.5 billion and the monitored Government-owned corporations accounted for (Peso)24.5 billion. The other public sector entities had a combined surplus of (Peso)17.2 billion during 2001, of which (Peso)9.3 billion was attributable to the social security institutions.

   For the first nine months of 2002, the consolidated financial position of the Republic (not including Bangko Sentral) recorded a deficit of (Peso)169.1 billion, 59.7% higher than the (Peso)105.9 billion target for the period. The Government recorded a (Peso)166.5 billion deficit, the Central Bank restructuring accounted for an additional (Peso)11.8 billion deficit, and the monitored Government-owned corporations accounted for a (Peso)25.7 billion deficit. The total public sector borrowing requirement of (Peso)199.5 billion was offset in part by a combined surplus of (Peso)30.5 billion for the other public sector entities during the first six months of 2002. Of the surplus,
(Peso)20.5 billion was attributable to the social security institutions.

   Government Revenues and Expenditures. The following table sets out Government revenues and expenditures for the periods indicated.

                     GOVERNMENT REVENUES AND EXPENDITURES



                                                           --------------------------
                                                               1998         1999
                                                           -----------  ------------

Revenues
Tax revenues
  Bureau of Internal Revenue.............................. (Peso)337.2  (Peso) 341.3
  Bureau of Customs.......................................        76.0          86.5
  Others/(3)/.............................................         3.4           3.9
                                                           -----------  ------------
   Total tax revenues.....................................       416.6         431.7
    As a percentage of GNP................................        14.9%         13.9%
Non-tax revenues
  Bureau of the Treasury income/(5)/...................... (Peso) 22.5  (Peso)  26.2
  Fees and other charges/(6)/.............................        21.0          16.0
  Privatizations/(7)/.....................................         1.7           4.2
  Comprehensive Agrarian Reform Program (land acquisition
   and credit)............................................         0.0           0.2
Foreign grants............................................         0.4           0.3
                                                           -----------  ------------
   Total non-tax revenues.................................        45.5          46.5
                                                           -----------  ------------
    Total revenues........................................       462.5         478.5
                                                           -----------  ------------
      As a percentage of GNP..............................        16.6%         15.2%
Expenditures
Personnel services........................................ (Peso)172.9  (Peso) 167.0
Maintenance and operating expense.........................       118.3         141.6
Other current operating expense...........................         0.2           5.5
Interest payments
  Foreign.................................................        26.3          31.3
  Domestic................................................        73.5          75.0
                                                           -----------  ------------
   Total interest payments................................        99.8         106.3
Subsidies to Government corporation.......................         4.7           6.8
Allotment to local government units.......................        72.0          96.4
Transfers to the Oil Price Stabilization Fund.............         0.0           0.7
Comprehensive Agrarian Reform Program (land acquisition
 and credit)..............................................         0.5           0.0
Infrastructure and other capital outlays..................        43.5          61.2
Equity and net lending....................................         1.1           4.7
                                                           -----------  ------------
  Total expenditures......................................       512.5         590.2
                                                           -----------  ------------
   As a percentage of GNP.................................        18.4%         18.8%
Surplus/(Deficit)......................................... (Peso)(50.0) (Peso)(111.7)
Financing
  Domestic financing...................................... (Peso) 37.6  (Peso)  28.9
   Net domestic borrowings................................        76.5          98.8
   Non-budgetary accounts.................................       (56.0)         32.6
  Use of cash balances....................................        17.1          37.4
   Foreign financing......................................        12.3          82.8
                                                           -----------  ------------
    Total financing....................................... (Peso) 50.0  (Peso) 111.7
                                                           ===========  ============


                                                                  Actual
                                                           -----------------------------------------
                                                               2000          2001            2002
                                                           ------------  ------------  ------------
                                                                      (in billions, except percentages)
Revenues
Tax revenues
  Bureau of Internal Revenue.............................. (Peso) 360.8  (Peso) 388.7  (Peso) 394.6/(2)/
  Bureau of Customs.......................................         95.0          96.2          96.3
  Others/(3)/.............................................          4.2           4.9           5.6
                                                           ------------  ------------  ------------
   Total tax revenues.....................................        460.0         489.8         496.4/(2)/
    As a percentage of GNP................................         13.2%         13.3%         12.3
Non-tax revenues
  Bureau of the Treasury income/(5)/...................... (Peso)  30.8  (Peso)  46.4  (Peso)  47.2
  Fees and other charges/(6)/.............................         17.9          24.3          21.9
  Privatizations/(7)/.....................................          4.6           1.2           0.6
  Comprehensive Agrarian Reform Program (land acquisition
   and credit)............................................          0.1           0.0           0.0
Foreign grants............................................          1.4           2.0           1.1
                                                           ------------  ------------  ------------
   Total non-tax revenues.................................         53.4          71.9          69.7
                                                           ------------  ------------  ------------
    Total revenues........................................        514.8         563.7         576.1
                                                           ------------  ------------  ------------
      As a percentage of GNP..............................         14.7%         15.3%         14.3%
Expenditures
Personnel services........................................ (Peso) 182.7  (Peso) 190.9           N/A/(4)/
Maintenance and operating expense.........................        149.3         155.6           N/A/(4)/
Other current operating expense...........................          3.6             0           N/A/(4)/
Interest payments
  Foreign.................................................         47.3          62.2          65.9
  Domestic................................................         93.6         112.6         120.0
                                                           ------------  ------------  ------------
   Total interest payments................................        140.9         174.8         185.9
Subsidies to Government corporation.......................          9.1           9.4           7.6
Allotment to local government units.......................        100.0         118.2         140.5/(8)/
Transfers to the Oil Price Stabilization Fund.............          0.0           0.0           N/A/(4)/
Comprehensive Agrarian Reform Program (land acquisition
 and credit)..............................................          2.3           0.0           N/A/(4)/
Infrastructure and other capital outlays..................         60.4          57.4           N/A/(4)/
Equity and net lending....................................          3.2           4.4           5.4
                                                           ------------  ------------  ------------
  Total expenditures......................................        649.0         710.8         777.9
                                                           ------------  ------------  ------------
   As a percentage of GNP.................................         18.5%         18.6%         18.4%
Surplus/(Deficit)......................................... (Peso)(134.2) (Peso)(147.0) (Peso)(210.7)
Financing
  Domestic financing...................................... (Peso)  55.5  (Peso) 124.1  (Peso) 104.7
   Net domestic borrowings................................        119.5         152.3         155.1
   Non-budgetary accounts.................................        (57.6)        (50.4)       (214.9)
  Use of cash balances....................................         (6.5)         22.2           1.1
   Foreign financing......................................         78.8          22.9         109.1
                                                           ------------  ------------  ------------
    Total financing....................................... (Peso) 134.2  (Peso) 147.0  (Peso) 214.9
                                                           ============  ============  ============


                                                                         Budget
                                                           ------------------------------
                                                               2001/(1)/           2002
                                                           ------------      ------------

Revenues
Tax revenues
  Bureau of Internal Revenue.............................. (Peso) 388.1      (Peso) 447.6
  Bureau of Customs.......................................        105.1             115.1
  Others/(3)/.............................................          5.7               8.6
                                                           ------------      ------------
   Total tax revenues.....................................        498.9             571.3
    As a percentage of GNP................................         13.0%             13.7%
Non-tax revenues
  Bureau of the Treasury income/(5)/...................... (Peso)  24.9      (Peso)  22.2
  Fees and other charges/(6)/.............................         23.2              25.6
  Privatizations/(7)/.....................................         10.0               5.0
  Comprehensive Agrarian Reform Program (land acquisition
   and credit)............................................          0.0               0.0
Foreign grants............................................          1.2               0.3
                                                           ------------      ------------
   Total non-tax revenues.................................         59.3              53.0
                                                           ------------      ------------
    Total revenues........................................        558.2             624.3
                                                           ------------      ------------
      As a percentage of GNP..............................         14.5%             15.0%
Expenditures
Personnel services........................................          N/A/(4)/ (Peso) 251.3
Maintenance and operating expense.........................          N/A/(4)/         80.8
Other current operating expense...........................          N/A/(4)/          N/A/(4)/
Interest payments
  Foreign.................................................         63.2              64.0
  Domestic................................................        116.2             140.3
                                                           ------------      ------------
   Total interest payments................................        179.4             204.3
Subsidies to Government corporation.......................          N/A/(4)/          5.0
Allotment to local government units.......................          N/A/(4)/        103.9
Transfers to the Oil Price Stabilization Fund.............          N/A/(4)/         28.6
Comprehensive Agrarian Reform Program (land acquisition
 and credit)..............................................          N/A/(4)/          5.6
Infrastructure and other capital outlays..................        101.0              67.8
Equity and net lending....................................          4.1               7.1
                                                           ------------      ------------
  Total expenditures......................................        703.2             754.3
                                                           ------------      ------------
   As a percentage of GNP.................................         18.3%             18.0%
Surplus/(Deficit)......................................... (Peso)(145.0)     (Peso)(130.0)
Financing
  Domestic financing...................................... (Peso) 118.7      (Peso)  79.0
   Net domestic borrowings................................        165.2              63.3
   Non-budgetary accounts.................................        (24.3)             15.1
  Use of cash balances....................................         22.2               N/A/(4)/
   Foreign financing......................................         26.3               0.7
                                                           ------------      ------------
    Total financing....................................... (Peso) 145.0      (Peso) 130.0
                                                           ============      ============

--------
Source:  Department of Finance; Department of Budget and Management.

(1) Revised as of July 17, 2001.
(2) Figure for BIR tax revenues includes other tax revenues.
(3) Represents tax revenues of the Department of Environment and Natural Resources, Bureau of Immigration and Deportation, Land Transportation Office and other Government entities.

(4) N/A means "not available".
(5) Represents interest on deposits, interest on advances to Government owned corporations, interest on securities, dividends from Government owned corporations, earnings received from the Philippine Amusement and Gaming Corporation, earnings and terminal fees received from Ninoy Aquino International Airport, guarantee fees and others.
(6) Represents receipts from the Land Transportation Office, Department of Foreign Affairs and other Government agencies.
(7) Represents remittances to the National Government from the sale of interests in Government owned corporations, Government financial institutions and other Government-owned assets and from the sale of assets by the Presidential Commission on Good Government and the Asset Privatization Trust.
(8) Includes capital transfers to local government units.

  Revenues

   Sources. The Government derives its revenues from both tax and non-tax sources. The main sources of revenue include income tax, value added tax and customs duties. The main sources of non-tax revenue consist of interest on deposits, amounts earned from Government owned corporations and privatization receipts.

   In 1995 the Ramos Government submitted the Comprehensive Tax Reform Package for Congressional action. The objective of the proposal was to establish a simple, broad-based and efficient tax system, with minimal scope for discretion on the part of Government officials, that would provide a self-sustaining revenue base that would keep pace with the budgetary needs of a growing economy. The comprehensive tax reform package was enacted in 1997 and provides a three-tiered excise tax on cigarettes and converts beer taxation from ad valorem to specific excise taxes. The comprehensive tax reform package also restructured and simplified the tax rates for business and professional income, reduced the corporate income tax rate, and reformed certain elements of tax administration.

   The Government expanded the coverage of the value-added tax system in 1996 and 1997 to include Government contracts and suppliers, telecommunication services, road freight and other transportation, real property, restaurants and caterers, hotels and motels, and broadcasting. The new regime raised (Peso)6.7 billion out of total value-added tax revenues of (Peso)40.9 billion in 1996,
(Peso)6.4 billion out of total value-added tax revenues of (Peso)47.3 billion in 1997 and (Peso)0.2 billion out of total value-added tax revenues of
(Peso)47.5 billion in 1998. Total value-added tax revenues amounted to
(Peso)55.2 billion for 1999 and (Peso)55.3 billion for 2000.

   The tax effort in 2001 will be increased through policies designed to result in the collection of additional tax revenues and non-tax revenues such as fees and charges. Increased tax revenue is expected to come from a program of intensified collection through enforcement of tax laws, improvement of corporate governance and plugging of leakages in the tax system. The Bureau of Internal Revenue is currently implementing tax administration improvements which include the following:

   . resolution of delinquent accounts or disputed assessments which are either being litigated in the courts or being challenged by taxpayers;

   . use of electronic documentary stamp metering machines to accurately assess and monitor documentary stamp taxes;

   . broadening the tax base to increase the number of registered taxpayers;

   . issuance of revenue regulations regarding automobiles which are subject to excise tax; and

   . implementing a ceiling on deductible representation expenses as mandated by the Tax Code of 1997.

   Moreover, the Department of Finance is in the process of identifying measures to address the areas in which tax collection is deficient in an effort to increase revenues in 2001. Likewise, necessary controls need to be instituted to ensure the correct declaration of revenues and deductions, and controls need to be established on the claims of input taxes.


   Beginning January 1, 2003, the 10% value-added tax ("VAT") on services rendered by banks, non-bank financial intermediaries and finance companies is being implemented by the BIR in lieu of the 5% tax on gross receipts to which these entities were previously subject. The VAT is due on financial intermediation services, financial leasing, net foreign exchange gains, net trading gains, certain real estate sales and sales of other properties acquired through foreclosure, sales of goods and properties and all other income derived by banks and non-bank financial intermediaries.



   However, the DOF has asked President Arroyo to certify as urgent a bill seeking to replace the VAT with the gross receipts tax ("GRT") scheme, contending that it would be difficult to impose VAT on banks.


   Results.   In 1998, Government revenues decreased to (Peso)462.5 billion compared with (Peso)471.8 billion for 1997 due, in part, to the general contraction of the economy and lower imports. Revenues collected by the Bureau of Internal Revenue increased to (Peso)337.2 billion from (Peso)314.7 billion, but were (Peso)17.9 billion short of target estimates. Revenues from customs duties fell to (Peso)76 billion from (Peso)94.8 billion, just below the target for the year.

   In 1999, Government revenues amounted to (Peso)478.5 billion, a 3.5% increase compared with 1998. The 1999 figure was, however, (Peso)12.2 billion less than the revised target. Non-tax revenues reflected a (Peso)5.6 billion dividend payment from Bangko Sentral and (Peso)3.3 billion in proceeds from the sale of Philippine Associated Smelting and Refining Corp. Revenues collected by the Bureau of Internal Revenue were (Peso)12.2 billion less than the revised target. The shortfall was primarily attributable to the slow recovery of the industry sector. Revenues collected by the Bureau of Customs were (Peso)2.9 billion more than the revised target.

   In 2000, Government revenues amounted to (Peso)514.8 billion, a 7.6% increase over 1999 revenues. The 2000 amount was (Peso)47.6 billion short of the April 2000 IMF revenue target. Revenues collected by the Bureau of Internal Revenue increased to (Peso)360.8 billion but were (Peso)37.0 billion short of target estimates. The shortfall was attributable primarily to lower Bureau of Internal Revenue collections of items such as documentary stamp tax and capital gains tax. The slowdown in the financial and real estate sectors also adversely affected collections in 2000. Bureau of Customs revenue increased to (Peso)95.0 billion, (Peso)3.1 billion more than targeted. Intensified customs collection and anti-smuggling operations accounted for the Bureau of Custom's overperformance. Even with the marked slowdown in its collections from 1999 levels, the Bureau of the Treasury continued to surpass its target. The Treasury collected (Peso)30.8 billion in non-tax revenue from dividends on its shares of stocks and income from investments. Privatization efforts generated only (Peso)4.6 billion in remittances, compared to a target of (Peso)22.9 billion, as unfavorable market prices prevented the government from disposing of its assets. Privatization remittances consisted of proceeds from the sale of the Philippine National Bank, Philippine Phosphate Fertilizer Corporation, and a package of International Broadcasting Corporation's radio stations.


   Government revenues in 2001 were (Peso)563.7 billion, of which (Peso)489.8 billion were tax revenues and (Peso)71.9 billion were non-tax revenues. Revenue collections for 2001 were (Peso)5.5 billion higher than the budgeted amount of
(Peso)558.2 billion and 9.5% higher than revenue collections for 2000. The increase was mainly attributable to the Bureau of the Treasury which collected
(Peso)21.5 billion more than its target of (Peso)24.9 billion, offsetting a
(Peso)8.9 billion shortfall from the targeted amount of cash collections by the Bureau of Customs. The Bureau of Internal Revenue surpassed its target by
(Peso)621 million for the period, collecting (Peso)388.7 billion. Privatization revenues for 2001 were (Peso)1.2 billion, compared to the budgeted amount of
(Peso)10 billion, as unfavorable market conditions prevented the disposition of Government assets targeted for privatization.



   Government revenues in 2002 totaled (Peso)567.1 billion, of which
(Peso)496.4 billion were from tax revenues and (Peso)69.7 billion were from non-tax revenues. Total revenues for 2002 increased 0.6% from total revenues for 2001. Of total tax revenues during 2002, the BIR accounted for (Peso)394.6 billion and the Bureau of Customs accounted for (Peso)96.3 billion. Treasury remittances accounted for (Peso)47.2 billion in revenue in 2002, and other government offices accounted for the remaining (Peso)29.0 billion.

   The BIR's collection of (Peso)394.6 billion in 2002 was 1.5% more than the
(Peso)388.7 million collected in 2001. The lower than expected amounts collected for 2002 have been mainly attributed to the BIR's continued difficulty in generally enforcing the Republic's tax laws as well as the relatively low interest rate environment. However, the BIR's collection of
(Peso)36.9 billion for the month of December 2002 was a 9.2% increase over the
(Peso)33.8 billion collected in December 2001.


  Expenditures

   Expenditures in 1998 increased to (Peso)512.5 billion compared to
(Peso)470.3 billion in 1997. These expenditures compared together with revenues of (Peso)462.5 billion resulted in a deficit of (Peso)50.0 billion in the Government's fiscal position for 1998, compared to a fiscal surplus of
(Peso)1.6 billion in 1997.

   Expenditures in 1999 increased to (Peso)590.4 billion compared to
(Peso)512.5 billion in 1998. The total expenditures were (Peso)14.1 billion more than the revised target. The increase in expenditures in 1999 was due in large part to economic stimulus efforts by the Government and in part to the repayment of certain accounts payable that were outstanding from previous Government administrations. Revenues of (Peso)478.5 billion resulted in an overall deficit of (Peso)111.7 billion in 1999.

   Expenditures in 2000 increased to (Peso)649.0 billion compared to
(Peso)590.4 billion in 1999. The total expenditures were (Peso)19.5 billion more than the Government's target. The increase in expenditures was due primarily to higher interest payments which increased by (Peso)16 billion as a result of high interest rates for Treasury bills and fixed rate Treasury bonds. Other contributing factors included the depreciation of the peso, compared to the US dollar, an increase in LIBOR and the unprogrammed interest payment for the Metro Rail Transit obligation. Revenues of (Peso)514.8 resulted in an actual Government deficit of (Peso)134.2 in 2000.

   Government expenditures for 2001 were (Peso)710.8 billion, (Peso)7.5 billion more than the budgeted amount of (Peso)703.2 billion and 9.5% higher than expenditures for 2000. The actual Government deficit for 2001 was (Peso)147.0 billion compared to the budgeted deficit of (Peso)145.0 billion.


   Government expenditures in 2002 were (Peso)777.9 billion, compared to
(Peso)710.8 billion in 2001. The increase in expenditures from 2001 to 2002 was due in part to higher expenditures for infrastructure, personal services, education, veterans' pensions, and allotments to local government units for anti-poverty programs and security measures.



   The deficit in 2002 was (Peso)210.7 billion, which exceeded the Government's original target of (Peso)130 billion deficit 2002 but was lower than the revised 2002 budget deficit forecast of (Peso)223 billion. This rapid increase in the budget deficit has been caused by lower than expected revenue collections from the BIR, and higher than expected expenditures.


The Government Budget

   The Budget Process. The Administrative Code of 1987 requires the Government to formulate and implement a national budget. Various planning and fiscal agencies coordinate to determine expected revenue, expenditure and debt based on growth, employment and inflation targets. The budget also reflects national objectives regarding domestic and foreign debt, domestic credit and balance of payments.

   The President submits the budget to Congress within 30 days of the opening of each regular session of Congress, which occurs on the fourth Monday of each July. The House of Representatives reviews the budget and transforms it into a general appropriations bill. The Senate then reviews the budget. A conference committee composed of members of both houses of Congress then formulates a common version of the bill. Once both houses approve the budget, the bill goes to the President for signing as a general appropriations act.

Debt

   External Debt. The following table sets out the total outstanding Bangko Sentral-approved and registered external debt.

                  BANGKO SENTRAL APPROVED EXTERNAL DEBT/(1)/

                                                                          As of December 31,
                                                             -------------------------------------------
                                                               1998        1999        2000        2001        2002
                                                             -------     -------     -------     -------     -------
                                                                  (in millions, except percentages)
By Maturity:
  Short-term/(2)/........................................... $ 7,185     $ 5,745     $ 5,948     $ 6,049     $ 5,558
  Medium and long-term......................................  40,632      46,466      46,112      46,306      48,315
                                                             -------     -------     -------     -------     -------
   Total.................................................... $47,817     $52,210     $52,060     $52,355     $53,874
                                                             =======     =======     =======     =======     =======
By Debtor:/(3)/.............................................
  Banking system............................................ $12,777     $11,726     $11,462     $11,537     $10,880
  Public sector/(4)/........................................  26,873      31,795      31,498      25,149      28,017
  Private sector............................................  17,507      17,410      17,648      15,669      14,977
                                                             -------     -------     -------     -------     -------
   Total.................................................... $47,817     $52,210     $52,060     $52,355     $53,874
                                                             =======     =======     =======     =======     =======
By Creditor Type:
  Multilateral.............................................. $10,058     $10,245     $ 9,665     $ 9,553     $ 8,970
  Bilateral.................................................  14,926      16,429      15,336      14,531      15,621
  Banks and financial institutions..........................   9,672      10,340      11,176      12,003      12,015
  Bondholders/noteholders...................................  11,209      12,951      13,447      13,678      14,785
  Others....................................................   1,952       2,245       2,436       2,590       2,482
                                                             -------     -------     -------     -------     -------
Total....................................................... $47,817     $52,210     $52,060     $52,355     $53,874
                                                             =======     =======     =======     =======     =======
Ratios:
  Debt service burden to exports of goods and services/(5)/.    11.7%       14.1%       12.5%       16.0%       16.6%
  Debt service burden to GNP................................     7.4%        8.3%        7.7%        8.8%        9.2%
  External debt to GNP......................................    69.8%       65.1%       65.8%       69.3%       65.7%

--------
Source:  Bangko Sentral.

(1) Excludes a $75 million loan to be made by the Asian Development Bank pursuant to an agreement between the Asian Development Bank and the Republic in October 2001.
(2) Debt with original maturity of one year or less.
(3) Classification by debtor is based on the primary obligor under the relevant loan or rescheduling documentation.
(4) Includes public sector debt whether or not guaranteed by the Government.
(5) This ratio is based on the debt service burden for the relevant period relative to the total exports of goods and receipts from services and income during such period based on the BPM5 framework.

   The Republic's external debt amounted to $53.9 billion as of December 31, 2002, a 2.0% decrease from the $54.9 billion recorded as of June 30, 2002 and a 2.9% increase from the $52.4 billion recorded as of December 31, 2001. The decrease in external debt in the third quarter of 2002 was attributed to an increase in the purchases by Filipinos of Government dollar-denominated bonds, currency revaluation adjustments and direct repayment of debt. In addition to new borrowings, the increase in debt in the second quarter of 2002 was due to upward foreign exchange revaluation adjustments on third-currency denominated debt resulting from the continued depreciation of the US dollar against third-currencies; and the increase in debt in the first quarter of 2002 was due to net loan availments, upward adjustments to reflect audited results and late reporting of transactions which occurred in prior periods. The Government has also borrowed to pay for financial and economic reforms, power and energy development projects, and manufacturing, transportation, and communications infrastructure.

   The public sector remained the biggest borrower, accounting for $26.7 billion of foreign financing as of March 31, 2002 compared to $25.1 billion as of December 31, 2001. The increase was due primarily to net loan availments by the Government and adjustments made on prior periods' transactions. Meanwhile, private sector debt as of March 31, 2002 remained unchanged from the previous quarter at $15.6 billion. Some private companies have taken steps to manage the effects of the currency depreciation on their ability to repay their external debt. These steps include netting foreign currency obligations and entering into forward contracts to hedge their currency risks. Certain companies also benefit from natural hedges intrinsic to their businesses. These companies either generate foreign exchange revenues or are allowed by law to pass on to clients the impact of exchange rate adjustments. Bangko Sentral also introduced the currency risk protection facility, or the non-deliverable forward facility, to allow eligible borrowers to limit their foreign exchange risk on unhedged outstanding foreign exchange obligations to foreign currency deposit units of banks.

   The Government has obtained funds under the so-called "Miyazawa initiative" to help finance projects contemplated by the country's spending program. The Miyazawa initiative was launched by the Japanese government in October 1998 with an assistance package totalling the equivalent of $30 billion. The package consists of support measures to assist five Asian countries, including the Philippines, overcome their economic difficulties. Under the Miyazawa initiative, the Government requested co-financing from Japan of approximately $900 million of program loans from the Asian Development Bank and the World Bank, $300 million each for the banking sector reform program with the World Bank, the power sector restructuring program with the Asian Development Bank and the Metro Manila air quality enhancement program with the Asian Development Bank. As of the end of 2002, the Government had received disbursements of $100 million under each of the banking sector and power sector program loans and $200 million under the air quality program loan. While the Government remains committed to the policies of the banking sector reform program, in early 2001 the Government canceled the balance of the parallel financing of the banking sector reform loan following the cancellation by the World Bank of its participation.

   The Government initiated discussions with Japan relating to the second tranche of funding under the Miyazawa initiative. The Government expects to receive an allocation of $1 billion. Under the second tranche, the Government is seeking financing of $100 million for a grains sector development loan, to be co-financed by the Asian Development Bank, $150 million for the Pasig River Rehabilitation program and $200 million for social expenditures, to be co-financed by the World Bank. The Government has also continued to negotiate with the World Bank for loans of up to $365 million to finance various development projects, including public finance restructuring, investments in water supply, environment, public services and judicial reforms, for the years 2003 to 2005.

   The Government is also seeking financing under the Special Yen Loan Package, or "Obuchi Fund", which is a $5 billion loan facility offered to all countries and concentrating primarily on project type activities. Under this program, the Government has secured financing for six projects in the amount of approximately $931 million.

   The Government hopes to finance the restructuring of small and medium-sized enterprises with a portion of the $10 billion expected to be available under the Asian Growth and Recovery Initiative. The United States, Japan, the Asian Development Bank and the World Bank established the Asian Growth and Recovery Initiative in 1998 to accelerate the pace of bank and corporate restructuring, increase trade finance, mobilize new private sector capital financing by multilateral agencies and enhance technical assistance to corporations undergoing restructuring.

   With the passage of the Electric Power Industry Sector Reform Act on June 8, 2001, certain multilateral agencies are expected to release up to $950 million in loans for additional infrastructure projects and government budgetary needs.

   New ODA-assisted projects in the agricultural-industrial area include Credit Lines for Small and Medium Enterprises, Grains Sector Development Program and the Pasig River Environmental Management and Rehabilitation. The social development area received 9% ($117.3 million) of the total commitments. Other ODA-assisted projects in the social development area include the Technical Education and Skills Development Project and the Expansion of the Contraceptive Social Marketing Project.

   Credit Ratings. On June 12, 2003 Fitch Ratings downgraded the Republic's long-term foreign currency rating from BB+ to BB on the grounds that current and prospective fiscal trends amount to a material deterioration in sovereign credit worthiness, notwithstanding the recent upturn in tax receipts. Fitch also lowered the long-term local currency rating to BB+ from BBB- and changed the outlook on both ratings from negative to stable. Fitch mentioned that the change in outlook reflects Fitch's judgement that broader macro-economic trends remain reasonable with respect to growth, inflation and the external current account balance.


   On April 24, 2003, Standard & Poor's Ratings Service downgraded the Republic's long-term foreign currency rating from BB+ to BB, downgraded the Republic's local currency rating from BBB+ to BBB and revised the long-term ratings outlook from negative to stable. Standard & Poor's emphasized the Government's high fiscal deficit, increased interest payments due to its high debt burden, and heavy reliance on external capital for economic growth. On January 8, 2003, Moody's Investors Service changed its rating outlook on the Republic's local-currency rating for government bonds to negative from stable, while affirming each of the Republic's foreign-currency ratings. Moody's recognized that revenue collections have improved in recent months, but noted that poor revenue collection in prior periods has weakened long-term fiscal prospects. On November 25, 2002, Fitch Ratings downgraded the Republic's ratings outlook from stable to negative. Fitch indicated that further evidence of falling tax revenues had undermined the Government's fiscal credibility and raised concerns about rising public indebtedness. Fitch noted that the persistence of the current account surplus has prevented the appearance of an external financing gap. Fitch affirmed the Republic's long-term foreign currency rating of BB+, the Republic's short-term foreign currency rating of B, and the Republic's local currency rating of BBB-- (triple B minus).

   The following table sets out the changes in credit ratings or rating outlooks for the Republic from February 1998 to the date of this prospectus.

                                                                 Credit Rating or
       Date           Rating Agency         Instrument            Rating Outlook
------------------- ----------------- ----------------------- ----------------------
February 23, 1998.. Standard & Poor's Republic's long-term    Lowered to BBB+ Rating
                                      local currency rating   outlook changed to
                                                              "negative" from
                                                              "stable"/(1)/
                                      Republic's short-term   Lowered to A2/(1)/
                                      local currency rating
                                      Bangko Sentral's long-  Lowered to BBB+
                                      term local currency
                                      rating
                                      Bangko Sentral's short- Lowered to A2
                                      term local currency
                                      rating
April 7, 1998...... Moody's           Republic's bonds and    Lowered to Ba1/NP/(2)/
                                      notes                   Rating outlook changed
                                                              to "cloudy"/(2)/ from
                                                              "stable"
January 6, 1999.... Standard & Poor's Republic's long-term    Rating outlook changed
                                      foreign currency rating to stable from
                                                              negative/(3)/
March 30, 2000/(4)/ Moody's           Republic's bonds and    Rating outlook changed
                                      notes                   to "stable" from
                                                              "cloudy"/(2)(4)/
October 19, 2000... Standard & Poor's Republic's long-term    Rating outlook changed
                                      local and foreign       from "stable" to
                                      currency rating         "negative"/(5)/

                                                                Credit Rating or
      Date          Rating Agency          Instrument            Rating Outlook
----------------- ----------------- ------------------------ -----------------------
October 27, 2000. Moody's           Republic's bonds and     Raised to Ba1 Rating
                                    notes                    outlook changed to
                                                             "negative" from
                                                             "stable"/(6)/
March 15, 2001... Fitch-IBCA        Long-term local currency Rating outlook changed
                                    obligations              to "stable" from
                                                             "positive"/(7)/
May 3, 2001...... Moody's           Republic's bonds and     Affirmed Ba1 Rating
                                    notes                    outlook remains
                                                             "negative"/(8)/
June 19, 2001.... Standard & Poor's Republic's long-term     Affirmed BB+ Rating
                                    foreign currency rating  outlook remains
                                                             "negative"/(9)/
                                    Republic's short-term    Affirmed B
                                    foreign currency rating
                                    Republic's long-term     Affirmed BBB+
                                    local currency rating    Rating outlook remains
                                                             "negative"/(9)/
                                    Republic's short-term    Affirmed A-2
                                    local currency rating
July 30, 2001.... Fitch-IBCA        Republic's foreign       Affirmed BB+
                                    currency rating
                                    Republic's local         Affirmed BBB--
                                    currency rating
February 4, 2002. Moody's           Republic's long-term     Upgraded outlook from
                                    foreign currency rating  "negative" to
                                                             "stable"/(11)/
April 4, 2002.... Standard & Poor's Republic's long-term     Upgraded outlook from
                                    foreign currency rating  "negative" to
                                                             "positive"/(12)/
June 27, 2002.... Fitch-IBCA        Republic's long-term     Affirmed BB+/(13)/
                                    foreign currency rating
September 4, 2002 Moody's           Republic's bonds and     Affirmed Ba1
                                    notes
                                                             Rating outlook remains
                                                             "stable"
October 7, 2002.. Fitch-IBCA        Republic's long-term     Affirmed BB+
                                    foreign currency rating
                                    Republic's short-term    Affirmed B
                                    foreign currency rating
                                    Republic's local         Affirmed BBB--
                                    currency rating
                                                             Outlook remains
                                                             stable/(10)/
October 29, 2002. Standard & Poor's Republic's long-term     Affirmed BB+
                                    foreign currency rating
                                                             Downgraded outlook from
                                                             "stable" to
                                                             "negative"/(14)/
                                    Republic's short-term    Affirmed B
                                    foreign currency rating

                                                                  Credit Rating or
      Date          Rating Agency           Instrument             Rating Outlook
----------------- ----------------- -------------------------- -----------------------
                                    Republic's long-term       Affirmed BBB+
                                    local currency rating
                                    Republic's short-term      Affirmed A-2
                                    local currency rating
November 25, 2002 Fitch-IBCA        Republic's long-term       Affirmed BB+
                                    foreign currency rating
                                    Republic's short-term      Affirmed B
                                    foreign currency rating
                                    Republic's local           BBB--
                                    currency rating
                                                               Downgraded outlook from
                                                               "stable" to
                                                               "negative"/(15)/
January 8, 2003.. Moody's           Republic's local           Downgraded outlook from
                                    currency rating            "stable" to
                                                               "negative"/(16)/
April 24, 2003... Standard & Poor's Republic's long-term       Downgraded from BB+ to
                                    foreign currency rating    BB/(17)/
                                    Republic's local currency  Downgraded to BBB from
                                    rating                     BBB+/(17)/
June 12, 2003.... Fitch Ratings     Republic's long term       Downgraded from BB+ to
                                    foreign currency rating    BB
                                    Republic's long-term local Downgraded from BBB- to
                                    currency rating            BB+
                                                               Changed outlook from
                                                               "Negative" to "Stable"

--------
(1) Standard & Poor's noted the deterioration in the bank asset quality and the expected 1998 budget deficit, as well as the depreciation of the Peso and the risk of increased spending around the time of the presidential elections in May 1998. Also, on February 23, 1998, Standard & Poor's affirmed the country's long-term and short-term foreign currency ratings.
(2) NP (Moody's): Not prime. Cloudy: With speculative elements/uncertainty of position.
(3) Standard & Poor's noted the diminished likelihood of a deterioration in external liquidity and financial flexibility and the improved prospects for policy continuity from the Ramos administration to the Estrada administration.
(4) Moody's noted that the changes in the Philippines' credit rating in 2000 reflected changes in the domestic climate and continued momentum from the previous government's success in reform.
(5) Standard & Poor's noted the political uncertainty relating to former President Joseph Estrada's alleged corrupt practices, the rising budget deficit and growing concerns about the Government's ability to undertake effective economic management during a period of political uncertainty.
(6) Moody's noted that unfolding political developments associated with then-president Estrada could impair policy-making and hamper the Government's ability to defend its external payments position.
(7) Fitch noted the continuing deterioration of public finances and its impact on public indebtedness.
(8) Moody's noted that the negative outlook reflected the challenges from structural economic and political problems in the country, deterioration in the budget and in the external conditions particular to the country and increases in Government debt.
(9) Standard & Poor's noted that the negative outlook on the Republic reflected its high Government debt, rising fiscal inflexibility, narrow tax base and weak banking sector.
(10) Fitch noted that the main considerations for the Republic ratings will be arresting the decline in public revenues and maintaining a downward trend in the deficit-to-GDP and to public debt-to-GDP ratios.
(11) Moody's noted that the upgrade reflected the Republic's success in meeting its fiscal targets and a stronger economic outlook.

(12) Standard & Poor's noted that the upgrade reflected the Government's improved economic management under the Arroyo administration and the Republic's adequate external liquidity.
(13) Fitch noted that the change in political leadership has restored investor and business confidence and curbed capital flight but noted concern over the country's fiscal situation.
(14) Standard & Poor's noted that the downgrade reflected diminishing prospects for the fiscal consolidation that is necessary to stabilize and reduce the Government's debt burden and sustain investor confidence.
(15) Fitch noted that further evidence of falling tax revenues had undermined the Government's fiscal credibility and raised concerns about rising public indebtedness.
(16) Moody's recognized that revenue collections have improved in recent months, but noted that poor revenue collection in prior periods has weakened long-term fiscal prospects.
(17) Standard & Poor's noted the Government's high fiscal deficit, increased interest payments due to its high debt burden, and heavy reliance on external capital for economic growth.

(18) Fitch noted that current and prospective fiscal trends amount to a material deterioration in sovereign credit worthiness.

   Public Sector Debt. The following table describes the country's outstanding public sector debt.

                      OUTSTANDING PUBLIC SECTOR DEBT/(1)/

                                                                       As of December 31,
                                                   ----------------------------------------------------------
                                                        1998            1999            2000            2001
                                                   -------------   -------------   -------------   -------------
                                                                (in billions, except percentages)
Government/(2)/
  Domestic........................................ (Peso)  850.9   (Peso)  986.7   (Peso)1,068.2   (Peso)1,247.7
  External........................................         645.3           797.0         1,098.5         1,137.2
                                                   -------------   -------------   -------------   -------------
   Total.......................................... (Peso)1,421.1   (Peso)2,142.2   (Peso)2,648.9   (Peso)3,079.5
                                                   =============   =============   =============   =============
Monitored GOCCs/(3)/
  Domestic........................................         143.5           644.8           810.6           744.9
  External........................................         548.0           286.1           308.1           395.0
                                                   -------------   -------------   -------------   -------------
   Total.......................................... (Peso)  691.5   (Peso)  930.9   (Peso)1,118.7   (Peso)1,139.9
                                                   =============   =============   =============   =============
CB-BOL/(4)/
  Domestic........................................           0.0             0.0             0.0             0.0
  External........................................         102.2            74.9            81.8            73.9
                                                   -------------   -------------   -------------   -------------
   Total.......................................... (Peso)  102.2   (Peso)   74.9   (Peso)   81.8   (Peso)   73.9
                                                   =============   =============   =============   =============
Bangko Sentral/(4)/
  Domestic........................................         197.3           193.5           202.6           118.3
  External........................................         190.3           299.3           385.2           475.5
                                                   -------------   -------------   -------------   -------------
   Total.......................................... (Peso)  387.6   (Peso)  492.8   (Peso)  587.8   (Peso)  593.8
                                                   =============   =============   =============   =============
GFIs/(3)/
  Domestic........................................         204.5           379.9           460.6           175.3
  External........................................          68.9            95.3            74.3           126.1
                                                   -------------   -------------   -------------   -------------
   Total.......................................... (Peso)  273.4   (Peso)  475.2   (Peso)  534.9   (Peso)  301.4
                                                   =============   =============   =============   =============
Less loans on-lent or guaranteed by the Government
  Domestic........................................           8.7             8.3            12.5            23.2
  External........................................         370.6           441.4           562.3           555.2
                                                   -------------   -------------   -------------   -------------
   Total.......................................... (Peso)  379.3   (Peso)  449.7   (Peso)  574.8   (Peso)  578.4
                                                   =============   =============   =============   =============
Total public sector/(5)/
  Domestic........................................       1,396.2         2,196.6         2,542.0         2,288.3
  External........................................       1,479.6         1,469.7         1,855.2         2,125.1
                                                   -------------   -------------   -------------   -------------
   Total.......................................... (Peso)2,875.8   (Peso)3,666.3   (Peso)4,397.2   (Peso)4,413.4
                                                   =============   =============   =============   =============
As a percentage of GNP (at current prices)
  Public sector debt/(5)/.........................         102.9%          116.9%          125.7%          114.5%
Public sector domestic debt/(5)/..................          50.0%           70.0%           72.7%           59.3%
Public sector external debt/(5)/..................          53.0%           46.9%           53.1%           55.1%
National Government debt/(2)/.....................          37.3%           54.0%           59.3%           59.7%
National Government domestic debt/(2)/............          30.5%           31.5%           30.9%           33.0%
National Government external debt/(2)/............          20.4%           36.8%           44.8%           41.8%

--------
Source:  Fiscal Policy and Planning Office, Department of Finance.

(1) Amounts in original currencies were converted to pesos using the applicable Bangko Sentral reference exchange rates at the end of each period.
(2) Includes debt that is on-lent to Government owned corporations and other public sector entities and debt that has been assumed by the Government and contingent liabilities.
(3) Includes net lending from the Government, and borrowings on-lent or guaranteed by the Government.
(4) Liabilities, including deposits, less currency issue and inter-government accounts.
(5) Includes the Government, the monitored Government owned corporations, the Central Bank -- Board of Liquidation, Bangko Sentral and Government financial institutions. Does not include other public sector debt that is not guaranteed by the Government.

   The outstanding public sector debt, comprised of the debt of the Government, the monitored Government corporations, the Central Bank-Board of Liquidation, Bangko Sentral and the Government financial institutions amounted to
(Peso)4,413.4 billion as of December 31, 2001 and (Peso)4,397.2 billion as of December 31, 2000. As of December 31, 2001, the Government accounted for
(Peso)3,079.5 billion, or 69.8%, of outstanding public sector debt. Public sector debt as a proportion of GNP decreased from 125.7% as of December 31, 2000 to 114.5% as of December 31, 2001.

   Government Debt. The following table summarizes the outstanding direct debt of the Republic as of the dates indicated.

          SUMMARY OF OUTSTANDING DIRECT DEBT OF THE REPUBLIC/(1)(2)/

                                                                  As of December 31,
                           --------------------------------------------------------------------------------------------
                                1998            1999            2000            2001                     2002
                           --------------- --------------- --------------- --------------- ----------------------------
                                                                     (in millions)
Medium/long-term debt/(3)/
  Domestic................ (Peso)  408,809 (Peso)  513,667 (Peso)  600,925 (Peso)  822,269 (Peso)1,065,976      $20,094
  External................      $   16,525      $   19,800      $   21,992      $   22,082      $   25,340/(4)/ $25,340/(4)/
Short-term debt/(5)/
  Domestic................ (Peso)  442,121 (Peso)  464,737 (Peso)  467,275 (Peso)  425,414 (Peso)  405,226      $ 7,639
                           --------------- --------------- --------------- --------------- ---------------      -------
  Total debt.............. (Peso)1,496,221 (Peso)1,775,356 (Peso)2,166,700 (Peso)2,384,917 (Peso)2,815,468      $53,072
                           =============== =============== =============== =============== ===============      =======

--------
Source:  Bureau of the Treasury, Department of Finance.

(1) Includes Government debt that is on-lent to Government owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.
(2) Amounts in original currencies were converted to US dollars or pesos, as applicable, using Bangko Sentral's reference exchange rates at the end of each period.
(3) Debt with original maturities of one year or longer.
(4) The Government has incurred an aggregate of $700 million and (Euro)300 million of external debt since December 31, 2002.
(5) Debt with original maturities of less than one year.

   Domestic Debt of the Republic. The following table summarizes the outstanding direct domestic debt of the Republic as of the dates indicated.

      SUMMARY OF OUTSTANDING DIRECT DOMESTIC DEBT OF THE REPUBLIC/(1)(2)/

                                                        As of December 31,
                        -----------------------------------------------------------------------------------
                            1998          1999           2000            2001                2002
                        ------------- ------------- --------------- --------------- -----------------------
                                                           (in millions)
Loans
  Direct............... (Peso) 38,789 (Peso) 39,743 (Peso)   15,541 (Peso)   15,317 (Peso)   15,609 $   294
  Assumed..............        24,355        20,369          19,117          13,858           8,251     156
                        ------------- ------------- --------------- --------------- --------------- -------
   Total loans.........        63,144        60,112          34,658          29,175          23,860     450
Securities
  Treasury bills.......       442,121       464,737         467,275         425,414         405,226   7,639
  Treasury notes/bonds.       345,665       453,555         566,267         793,094       1,042,115  19,644
                        ------------- ------------- --------------- --------------- --------------- -------
   Total securities....       787,786       918,292       1,033,542       1,218,508       1,447,342  27,283
                        ------------- ------------- --------------- --------------- --------------- -------
   Total debt.......... (Peso)850,930 (Peso)978,404 (Peso)1,068,200 (Peso)1,247,683 (Peso)1,471,202 $27,732
                        ============= ============= =============== =============== =============== =======

--------
Source:  Bureau of the Treasury, Department of Finance.

(1) Includes Government debt that is on-lent to Government owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.
(2) Amounts in original currencies were converted to US dollars or pesos, as applicable, using Bangko Sentral's reference exchange rates at the end of each period.

   The following table sets forth the direct domestic debt service requirements of the Republic for the years indicated.

         DIRECT DOMESTIC DEBT SERVICE REQUIREMENT OF THE REPUBLIC/(1)/

                    Principal      Interest
         Year       Repayments     Payments        Total     Total/(2)/
         ----      ------------- ------------- ------------- ---------
                                      (in millions)
         1998..... (Peso) 28,761 (Peso) 73,525 (Peso)102,286  $2,619
         1999.....        61,552        74,980       136,532   3,392
         2000.....        45,429        93,575       139,004   2,783
         2001.....        54,039       112,592       166,631   3,268
         2002.....        72,749       127,723       200,472   3,919
         2003/(3)/       101,583       149,304       250,887   4,905
         2004/(3)/       104,137       169,879       274,016   5,357
         2005/(3)/       117,504       180,295       297,799   5,822
         2006/(3)/       109,451       183,754       293,205   5,732

--------
Source:  Bureau of the Treasury, Department of Finance.

(1) Excludes debt service in respect of Government debt that is on-lent to Government owned corporations and other public sector entities guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.
(2) Amounts in pesos were converted to US dollars using the applicable Bangko Sentral reference exchange rates at the end of each period. For 2003 through 2006, amounts in pesos were converted to US dollars using the applicable Bangko Sentral reference exchange rates as of December 27, 2002.
(3) Projected, based on debt outstanding as of December 31, 2002.

   The Government's outstanding direct domestic debt increased 17.9% to
(Peso)1,471.2 billion as of December 31, 2002, from (Peso)1,247.7 billion as of December 31, 2001.

   External Debt of the Republic. The following table summarizes the outstanding external direct debt of the Republic as of the dates indicated.

      SUMMARY OF OUTSTANDING DIRECT EXTERNAL DEBT OF THE REPUBLIC/(1)(2)/

                                          As of December 31,
                             ---------------------------------------
                              1998    1999    2000    2001       2002
                             ------- ------- ------- ------- -------
                                            (in millions)
       Loans
         Multilateral....... $ 4,665 $ 4,468 $ 4,388 $ 4,323 $ 4,390
         Bilateral..........   7,944   9,055   8,193   7,236   8,167
         Commercial.........     208     256     651     841     925
                             ------- ------- ------- ------- -------
          Total loans.......  12,817  13,779  13,232  12,400  13,482
       Securities
         Eurobonds..........      --     352     514     915   1,062
         Brady Bonds........   2,173   1,482   1,385   1,287   1,190
         Yen Bonds..........     345     391     655     949     959
         Notes..............      --      --     810   1,010     400
         Global Bonds.......   1,190   3,796   5,396   5,396   8,246
         T-Bills............      --      --      --     125      --
                             ------- ------- ------- ------- -------
          Total securities..   3,708   6,021   8,760   9,682  11,857
                             ------- ------- ------- ------- -------
           Total............ $16,525 $19,800 $21,992 $22,082 $25,340/(3)/
                             ======= ======= ======= ======= =======

--------
Source:  Bureau of the Treasury, Department of Finance.

(1) Includes Government debt that is on-lent to Government owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.
(2) Amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates at the end of each period.
(3) The Government has incurred an aggregate of $700 million and (Euro)300 million of external debt since December 31, 2002.

   Outstanding direct external debt increased 0.4% to $22.1 billion as of December 31, 2001, from $22.0 billion as of December 31, 2000. The Government borrowed to finance power and energy development projects, financial and economic reforms and manufacturing, transportation and communication and other infrastructure undertakings. The currency depreciation during 1997 significantly increased the amount of external debt in Peso terms. As of December 31, 2001, the Government owed 32.8% of outstanding direct external debt to bilateral creditors, mainly the United States and Japan, 47.6% to banks and other commercial creditors and 19.6% to multilateral creditors.

   As of December 31, 2002, more approximately 58% of the Republic's external obligations were denominated in US dollars while approximately 33% were denominated in Japanese yen.

   The following table sets forth, by designated currency and the equivalent amount in US dollars, the outstanding direct external debt of the Republic as of December 31, 2002.

                    SUMMARY OF OUTSTANDING DIRECT EXTERNAL
                     DEBT BY THE REPUBLIC BY CURRENCY/(1)/
                           (as of December 31, 2002)


                                     Amount    Equivalent
                                       in        Amount
                                    Original      in US        % of
                                    Currency   dollars/(2)/    Total
                                    --------   -----------    ------
                                    (in millions, except percentages)
             US Dollar.............  14,725      $14,725       58.11%
             Japanese Yen.......... 998,443        8,326       32.86
             European Currency Unit     913          948        3.74
             Special Drawing Rights     701          947        3.74
             French Franc..........     826          131        0.52
             Austrian Schilling....   1,301           98        0.39
             Deutsche Mark.........     121           64        0.25
             Pound Sterling........      14           22        0.09
             Swiss Franc...........      46           33        0.13
             Belgian Franc.........     718           18        0.07
             Danish Kroner.........      57            8        0.03
             Kuwait Dinar..........       2            7        0.03
             Korean Won............   4,223            4        0.01
             Italian Lire..........   8,718            5        0.02
             Sweden Kroner.........      18            2        0.01
             Canadian Dollar.......       2            1        0.01
                                                 -------      ------
               Total...............              $25,340/(3)/ 100.00%
                                                 =======      ======

--------
Source:  Bureau of the Treasury, Department of Finance.

(1) Includes Government debt that is on-lent to Government owned corporations and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.
(2) Amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates as of December 27, 2002.
(3) The Government has incurred an aggregate of $700 million and (Euro)300 million of external debt since December 31, 2002.

   The following table sets forth the direct external debt service requirements of the Republic for the years indicated.

       DIRECT EXTERNAL DEBT SERVICE REQUIREMENTS OF THE REPUBLIC/(1)(2)/

                                Principal  Interest
                      Year      Repayments Payments Total
                      ----      ---------- -------- ------
                                      (in millions)
                      1998.....   $  907    $  584  $1,491
                      1999.....      933       778   1,711
                      2000.....      831       947   1,778
                      2001.....      887     1,209   2,095
                      2002.....    1,718     1,243   2,961
                      2003/(3)/    1,698     1,501   3,199
                      2004/(3)/    1,788     1,583   3,371
                      2005/(3)/    1,811     1,646   3,457
                      2006/(3)/    1,671     1,658   3,329
                      2007/(3)/    1,345     1,660   3,005

--------
Source:  Bureau of the Treasury, Department of Finance.

(1) Excludes debt service in respect of Government debt that is on-lent to Government owned corporations and other public sector entities or guaranteed by the Government, other than debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.
(2) For 1997 through 2002, amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates prevailing on the date of payment. For 2003 through 2007, amounts in original currencies were converted to US dollars using the applicable Bangko Sentral reference exchange rates as of February 19, 2003.
(3) Projected, based on debt outstanding as of December 31, 2002.

   Government Guaranteed Debt. The following table sets forth all Republic guarantees of indebtedness, including guarantees assumed by the Government, as of the dates indicated.

           SUMMARY OF OUTSTANDING GUARANTEES OF THE REPUBLIC/(1)(2)/

                                   As of December 31,
         ----------------------------------------------------------------------
            1998        1999         2000         2001             2002
         ----------- ----------- ------------ ------------ --------------------
                                     (in millions)
Domestic (Peso)8,677 (Peso)8,320 (Peso)12,451 (Peso)23,167 (Peso)19,070 $   359
External      $7,568      $8,908      $ 9,402      $ 9,177      $10,757 $10,757
         ----------- ----------- ------------ ------------ ------------ -------
  Total.                                                                $11,117
                                                                        =======

--------
Source:  Bureau of the Treasury, Department of Finance.

(1) Includes debt originally guaranteed by the Government and debt guaranteed by other public sector entities for which the guarantee has been assumed by the Government.
(2) Amounts in original currencies were converted to US dollars or pesos, as applicable, using Bangko Sentral's reference exchange rates at the end of each period.

   Payment History of Foreign Debt. In early 1985 and in 1987, the Government rescheduled principal maturities of most medium- and long-term liabilities owed to commercial bank creditors falling due between October 1983 and December 1992. The Philippines normalized its relationship with foreign bank creditors in 1992 after issuing Brady Bonds in exchange for its commercial bank debt.

   The Philippines rescheduled portions of its obligations to official creditors, such as foreign Governments and their export credit agencies, five times between 1984 and 1994 as follows.

                                                 New Maturity
                                                 (From Date of
                                      Amount     Rescheduling
     Date of Rescheduling Agreement Rescheduled   Agreement)   Grace Period
     ------------------------------ ------------ ------------- ------------
             December 1984......... $896 million  10 years      5 years
             January 1987.......... $1.1 billion  10 years      5.5 years
             May 1989.............. $1.8 billion  8.5 years     5 years
             June 1991............. $1.5 billion  15-20 years   6.5 years
             July 1994*............ $498 million  15-20 years   8-10 years

--------
*  Not implemented. See discussion in following paragraph.

   In December 1994, the Government decided not to avail itself of the July 1994 rescheduling agreement to accelerate the country's graduation from rescheduling country status. As of June 30, 1999, the Republic's rescheduled obligations with its bilateral creditors amounted to $2.2 billion, with Japan at $1.2 billion and the United States at $506 million having the largest exposures.

   In addition to debt restructuring, the Republic has engaged in debt buyback, debt-to-equity, debt-for-debt, debt-for-nature and other debt reduction arrangements to reduce its debt by at least $6 billion. The Republic intends to maintain various efforts to manage its debt portfolio to improve yield and maturity profiles. The Republic may utilize proceeds from debt issues for the purpose of repurchasing outstanding debt through a variety of methods, including public auctions and repurchases of debt securities in the open markets.

   While there have been a number of reschedulings of the Republic's debt to its bilateral creditors in the past few years, the Republic has not defaulted on, and has not attempted to restructure, the payment of principal or interest on any of its external securities in the last 20 years.

   Brady Bonds. In 1992, the Philippines issued approximately $3.3 billion of Brady Bonds, maturing between 2007 and 2018, in exchange for commercial bank debt, and secured, as to repayment of principal at stated maturity, $1.9 billion of the bonds with zero-coupon bonds purchased by the Republic in the open market. As of year-end 1997, cash and short-term investment grade securities deposited with the Federal Reserve Bank of New York, as collateral agent, secured the payment of approximately 12 to 14 months of interest on $1.6 billion of the Brady Bonds.

   In October 1996, the Government exchanged $6.5 million of Series A Principal Collateralized Interest Reduction Bonds due 2018 and approximately $628 million of Series B Principal Collateralized Interest Reduction Bonds due 2017 for $551 million of its $690 million 8.75% Bonds due 2016. After the exchange, approximately $2.3 billion of the Brady Bonds remained outstanding. The exchange generated significant savings in debt service and the release of the US Treasury securities held as collateral and established a liquid and long-term sovereign benchmark extending the maturity of the Philippine debt profile. The exchange resulted in the redemption, at a discount, of approximately $635 million of Brady Bonds. In addition, the Brady Bond exchange freed more than $124 million in cash from the collateral released in the retirement of the Brady Bonds.

   In October 1999, the Government exchanged approximately $401 million of its Principal Collateralized Interest Reduction Bonds, $165 million of its Interest Reduction Bonds and $54 million of its Floating Rate Debt Conversion Bonds for approximately $544 million of 9.50% Global Bonds due 2024. After the exchange, approximately $1.5 billion of the Brady Bonds remained outstanding. Similar to the October 1996 exchange, this exchange generated significant savings in debt service and the release of the US Treasury securities held as collateral and established a sovereign benchmark extending the maturity of the Philippine debt profile. The exchange freed approximately $149 million in cash from the collateral released in the retirement of the Brady Bonds.

   The following table sets out the foreign currency bonds issued by the Republic.

                     FOREIGN BONDS ISSUED BY THE REPUBLIC

                                                                 Outstanding
                                                                   Balance
                                                     Outstanding    as of
                                                       Balance    December
                                                     as of Issue     31,
                                                        Date        2002
                                                     ----------- -----------
                                                           (in millions)
Brady Bonds/(1)/
  Interest Reduction Bonds..........................   $   757     $   250
  Principal Collateralized Interest Reduction Bonds.     1,894         583
  Debt Conversion Bonds.............................       697         357
                                                       -------     -------
   Total............................................   $ 3,348     $ 1,190
Japanese Yen Bonds/(2)/
  Sixth Series......................................       250         250
  Seventh Series....................................       292         292
  Shibosai Series A.................................       417         417
                                                       -------     -------
Total...............................................   $   959     $   959
Notes...............................................     1,010         400
Global bonds........................................     8,246       8,246
Eurobonds/(2)/......................................     1,062       1,062
T-Bills.............................................       125          --
                                                       -------     -------
    Total foreign bonds.............................   $14,751     $11,857/(3)/
                                                       =======     =======

--------
Source:  Bureau of the Treasury, Department of Finance.

(1) The difference between the amount of the Brady Bonds originally issued and the amount currently outstanding represents repurchases of such Bonds by the Republic in the secondary market (or their acquisition in connection with debt for equity and similar transactions), the 1998 Brady Bond exchange, the cancellation of such acquired Bonds and principal repayments.
(2) Yen and Euro denominated bonds were converted to US dollars using Bangko Sentral's reference exchange rate as of December 27, 2002.
(3) The Government has incurred an aggregate of $700 million and (Euro)300 million of external debt since December 31, 2002.

                           DESCRIPTION OF THE BONDS

General


   The Bonds will be issued pursuant to the Fiscal Agency Agreement. The following description briefly summarizes some of the provisions of the Bonds, the guarantee of the Bonds by the Republic (the "Guarantee") and the Fiscal Agency Agreement, the forms of which will be filed as exhibits of the
Registration Statement filed by us with the SEC on       , 2003 (No.
333-105868) and will be available for inspection at the offices of Citibank International plc (Luxembourg Branch), 58, Boulevard Grande-Duchesse Charlotte, L-1330 Luxembourg. This description does not purport to be complete and is qualified in its entirety by reference to the text of those documents.


   Principal of the Bonds will be payable on       ,       . Interest on the
Bonds will be payable semi-annually in arrears in equal installments on
      and       of each year at the rate of       % per annum. Interest will be
payable to holders of record at the close of business on the preceding       or
      , respectively. Interest on the Bonds will be computed on the basis of a 360-day year of twelve 30-day months. The principal of and interest on the Bonds will be payable in lawful money of the United States of America and will be made available at the office of Citibank, N.A., as fiscal agent under the Fiscal Agency Agreement (the "Fiscal Agent") in The City of New York as set out below.

   Except as described below, the Bonds will not be redeemable prior to maturity at our option or at the option of the registered holders. No sinking fund will be provided by us for the amortization of the Bonds. For a description of our obligations and the obligations of the Republic to pay Additional Amounts (as defined below), if any, with respect to the Bonds, see "-- Payment of Additional Amounts."

Guarantee

   The Republic will irrevocably and unconditionally guarantee the due and punctual payment of the principal of, interest on and premium and Additional Amounts, if any, in respect of the Bonds, whether at maturity, on any interest payment date, by declaration of acceleration, by call for redemption or otherwise. The Republic agrees that its obligations under the Guarantee will be as if it were principal obligor and not merely surety, and will be enforceable irrespective of any invalidity, irregularity or unenforceability of the Bonds or the Fiscal Agency Agreement or the absence of any action to enforce the same. The Guarantee will not be discharged except by complete performance of the obligations contained in the Bonds and the Guarantee. Moreover, if at any time any amount paid under any Bonds is rescinded or must otherwise be restored, the rights of the holders of the Bonds under the Guarantee will be reinstated with respect to such payments as though such payments had not been made.

   The Republic's obligations under the Guarantee will be irrevocable and unconditional. Without limiting the generality of the foregoing, such obligations will not be affected by (i) any event or circumstance affecting us or any of our Subsidiaries (as defined below) including, without limitation, as a result of any privatization (including any sale of all or part of the Republic's ownership or other interests in us), restructuring, sale of assets, business combination or similar transaction affecting us or any of our Subsidiaries or (ii) the transfer to, and assumption by, PSALM of NPC's obligations under the Bonds.

Nature of Obligations

   The Bonds will constitute our direct, unconditional, unsecured and general obligations. Subject to the discussion below of Article 2244(14) of the Civil Code of the Philippines, the Bonds will rank pari passu in priority of payment with all of our other unsecured and unsubordinated External Indebtedness (as defined herein).

   The payment obligations of the Republic under the Guarantee will constitute direct, unconditional, unsecured and general obligations of the Republic and the full faith and credit of the Republic is pledged for the performance thereof. Subject to the discussion below of Article 2244(14) of the Civil Code of the Philippines, the Guarantee ranks pari passu in priority of payment with all other unsecured and unsubordinated External Indebtedness of the Republic.

   "Indebtedness" means any indebtedness for money borrowed or any guarantee of indebtedness for money borrowed.

   "External Indebtedness" means Indebtedness which is denominated or payable by its terms in, or at the option of the holder thereof payable in, a currency or currencies other than the lawful currency of the Republic.

   Under Philippine law, in the event of insolvency or liquidation of a borrower, unsecured debt of the borrower (including guarantees of debt) which is evidenced by a public instrument as provided in Article 2244(14) of the Civil Code of the Philippines ranks ahead of unsecured debt of the borrower which is not so evidenced. Under Philippine law, debt becomes evidenced by a public instrument when it has been acknowledged before a notary or any person authorized to administer oaths in the Philippines. Our debt evidenced by a public instrument will rank ahead of the Bonds in the event we are unable to service our debt obligations.

   The Republic is of the view that debt of the Republic is not subject to the preferences granted under Article 2244(14) or cannot be evidenced by a public instrument without the cooperation of the Republic. This matter has never been addressed by Philippine courts, however, and it is therefore uncertain whether a document evidencing peso or non-peso denominated debt (including External Indebtedness) of the Republic, notarized without the knowledge or consent of the Republic, would be considered a public instrument. If such debt were considered evidenced by a public instrument, it would then rank ahead of the Guarantee in the event the Republic is unable to service its debt obligations.

   In connection with the issuance of the Bonds, we will represent that we have not in respect of any Indebtedness prepared, executed or filed any public instrument as provided in Article 2244(14) of the Civil Code of the Philippines, or consented to or assisted in the preparation or filing of any such public instrument. We will also agree in the Bonds that we will not create any preference or priority in respect of any External Indebtedness (as defined below) pursuant to Article 2244(14) of the Civil Code of the Philippines unless amounts payable under the Bonds are granted preference or priority equally and ratably therewith.

   The Republic, in connection with the issuance of the Bonds, will represent that it has not in respect of any External Indebtedness prepared, executed or filed any public instrument as provided in Article 2244(14) of the Civil Code of the Philippines, or consented to or assisted in the preparation or filing of any such public instrument. The Republic will also agree in the Guarantee related to the Bonds that it will not create any preference or priority in respect of any External Public Indebtedness (as defined below) pursuant to
Article 2244(14) of the Civil Code of the Philippines unless amounts payable under the Bonds are granted preference or priority equally and ratably therewith.

Negative Pledge of the Republic and Us

   We will undertake that so long as the Bonds remain outstanding, we will not create or permit to subsist, and will procure that none of our Subsidiaries create or permit to subsist (a) any mortgage, deed of trust, charge, pledge, lien or other form of encumbrance or security interest (a "Security Interest") upon the whole or any part of our respective undertakings, assets or revenues, present or future, to secure any External Indebtedness, unless all of our obligations under the outstanding Bonds are secured equally and ratably therewith or (b) any preference or priority in respect of any other External Indebtedness of ours pursuant to Article 2244(14) of the Civil Code of the Republic, or any successor Philippine law providing for preferences or priority in respect of notarized External Indebtedness, unless amounts payable under the outstanding Bonds are granted preference or priority equally and ratably therewith.

   Notwithstanding the above, we may create or permit to subsist any Security Interest (i) upon any property or asset at the time of purchase, improvement, construction, development or redevelopment thereof solely as security for the payment of the purchase, improvement, construction, development or
redevelopment costs of such property or asset, (ii) in existence on       ,
2003, (iii) existing on any property or asset at the time of its acquisition or arising after such acquisition pursuant to contractual commitments entered into prior to and not in contemplation of such acquisition and any extension or renewal of that Security Interest which is limited to the original property or asset and secures any extension or renewal of the original secured financing,
(iv) arising out of the extension, renewal or replacement of any External Indebtedness that is permitted to be subject to a Security Interest pursuant to any of the foregoing clauses, provided, however, that the principal amount of the External Indebtedness so secured, as at the date of which such External Indebtedness was originally incurred, is not increased, (v) arising in the ordinary course of our business activities in connection with a banking transaction which secures External Indebtedness maturing not more than one year after the date on which it was incurred except for any extension, renewal or replacement of such External Indebtedness, (vi) which (A) arises pursuant to an attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and the claims secured thereby are being contested in good faith by appropriate proceedings or (B) secured the reimbursement obligation under any bond given in connection with the release of property from any Security Interest referred to in (A) above, provided that in each of (A) and
(B) such Security Interest is released or discharged within one year of its imposition or (vii) arising by operation of law, provided that any such Security Interest created by operation of law is not created by or at our direction or at the direction of any of our Subsidiaries for the purpose of securing any External Indebtedness.


   The Republic will undertake that so long as the Bonds remain outstanding, it will not create or permit to subsist (a) any mortgage, deed of trust, charge, pledge, lien or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest whether in effect on the date of the prospectus pursuant to which the Bonds were offered or thereafter ("Lien") upon the whole or any part of its assets or revenues to secure any External Public Indebtedness, unless the Republic shall procure that all amounts payable under the Guarantee relating to the Bonds are secured equally and ratably or (b) any preference or priority in respect of any other External Public Indebtedness of the Republic pursuant to Article 2244(14) of the Civil Code of the Republic, or any successor Philippine law providing for preferences or priority in respect of notarized External Public Indebtedness, unless amounts payable under the Guarantee relating to the Bonds are granted preference or priority equally and ratably therewith.

   Notwithstanding the above, the Republic may create or permit the creation of any Lien (i) upon any property or asset (or any interest therein) at the time of purchase, improvement, construction, development or redevelopment thereof solely as security for the payment of the purchase, improvement, construction, development or redevelopment costs of such property or assets, (ii) securing Refinanced External Public Indebtedness, (iii) arising in the ordinary course of banking transactions to secure External Public Indebtedness maturing not more than one year after the date on which such External Public Indebtedness was incurred, (iv) existing on any property or asset at the time of its acquisition or arising after such acquisition pursuant to contractual commitments entered into prior to and not in contemplation of such acquisition and any extension or renewal of that Lien which is limited to the original property or asset and secures any extension or renewal of the original secured financing, (v) any Lien arising out of the extension, renewal or replacement of any External Public Indebtedness that is permitted to be subject to a Lien pursuant to any of the foregoing clauses (i), (ii) or (iv), provided, however, that the principal amount of the External Public Indebtedness so secured is not increased, (vi) which (A) arises pursuant to an attachment, distraint or similar legal processing arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and the claims secured thereby are being contested in good faith by appropriate proceedings or (B) secures the reimbursement obligation under any bond given in connection with the release of property from any Lien referred to in (A) above, provided that in each of (A) and (B) such Lien is released or discharged within one year of its imposition or (vii) arising by operation of law, provided that any such Lien is not created or permitted to be created by the Republic for the purpose of securing any External Public Indebtedness.

   The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Republic. See "Foreign Trade, Balance of Payments and Foreign Investment -- International Reserves." Because Bangko Sentral is an independent entity, the Republic and Bangko Sentral are of the view that international reserves owned by Bangko Sentral are not subject to the negative pledge covenant in the Guarantee and accordingly that Bangko Sentral could in the future incur External Public Indebtedness secured by such reserves without securing amounts payable under the Guarantee. Moreover, there is currently outstanding other External Indebtedness of the Republic that has the benefit of a negative pledge covenant that expressly includes the international reserves of the Republic (including the international reserves of Bangko Sentral).

   "External Public Indebtedness" means any External Indebtedness which is in the form of, or represented by, bonds, debentures, notes or other similar instruments or other securities and is, or is eligible to be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

   "Refinanced External Public Indebtedness" means the $130,760,000 Series A Interest Reduction Bonds 2007 issued by the Republic on December 1, 1992, the $626,616,000 Series B Interest Reduction Bonds Due 2008 issued by the Republic on December 1, 1992, the $153,490,000 Series A Principal Collateralized Interest Reduction Bonds Due 2018 issued by the Republic on December 1, 1992 and the $1,740,600,000 Series B Collateralized Interest Reduction Bonds Due 2017 issued by the Republic on December 1, 1992.

   "Subsidiary" means any subsidiary (as defined below) engaged primarily in the business of generating, transmitting or distributing electricity.

   "subsidiary" means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled without regard to any contingency until the occurrence of such contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) us (ii) us and one or more of our subsidiaries or (iii) one or more of our subsidiaries.

Notices

   Any notices we send will be in writing in the English language and will be mailed to holders of Bonds (which will be DTC's nominee as long as the Bonds are held in global form) at their registered addresses and shall be deemed to have been given on the date of the mailing. For so long as the Bonds are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, notices to holders of the Bonds will be valid if published in a daily newspaper of general circulation in Luxembourg (which is expected to be the Luxembourger Wort). Any notice given in the manner described above shall be deemed to have been given on the date of publication, or if published more than once, on the first date on which publication is made. If publication is not practicable, we will have validly given notice if we give notice in accordance with the rules of the Luxembourg Stock Exchange.

Governing Law

   The Fiscal Agency Agreement, the Bonds and the Guarantee will be governed by and interpreted in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof that would require the application of the laws of a jurisdiction other than the State of New York, and except that all matters governing the authorization, execution and delivery of the Bonds and the Fiscal Agency Agreement by us and the Guarantee and the Fiscal Agency Agreement by the Republic are governed by the laws of the Republic.

Jurisdiction, Consent to Service and Enforceability

   We are a company organized with limited liability under the laws of the Republic and the Republic of the Philippines is a foreign sovereign nation. Consequently, it may be difficult for investors to realize upon judgments of courts in the United States against us or the Republic.

   Both we and the Republic will irrevocably waive, to the fullest extent permitted under applicable law, any immunity, including sovereign immunity, from jurisdiction to which it might at any time be entitled in any action arising out of or based on the Bonds, the Fiscal Agency Agreement or the Guarantee, which may be instituted by any holder of the Bonds in any federal court in the Southern District of New York, any state court in the Borough of Manhattan, The City of New York or in any competent court in the Philippines. Both we and the Republic have irrevocably waived immunity from attachment of its assets or from execution of judgments in any such action. To the extent required under Philippine law, the Republic's waiver of immunity does not extend to any property or assets of the Republic that are used by a diplomatic or consular mission of the Republic (except as may be necessary to effect service of process) or property of a military character and under the control of a military authority or defense agency or otherwise dedicated to public or governmental use (as distinguished from patrimonial property or property dedicated to commercial use). Neither the Republic nor we, however, will waive our sovereign immunity in connection with any action arising out of or based on United States federal or state securities laws.

   We and the Republic will each appoint the Philippine Consul General in New York, New York as its authorized agent upon whom process may be served in any action arising out of or based on the Bonds, the Fiscal Agency Agreement or the Guarantee, which may be instituted in any federal court in the Southern District of New York or any state court in the Borough of Manhattan, The City of New York by any holder of the Bonds, and we and the Republic will irrevocably submit to the non-exclusive jurisdiction of any such court in respect of any such action. Such appointments are irrevocable until all amounts in respect of the principal, interest, premium and Additional Amounts, if any, due or to become due on or in respect of all the Bonds issuable under the Fiscal Agency Agreement have been paid by us or the Republic to the Fiscal Agent or unless and until both we and the Republic shall have appointed a successor as authorized agent and such successor shall have accepted such appointment. We and the Republic each will agree that we will at all times maintain an authorized agent to receive such service, as provided above.

   The Philippine Consul General in New York, New York, however, is not the agent for service for actions arising out of or based on the United States federal securities laws or state securities laws, and neither our nor the Republic's waiver of immunity extends to such actions. Because neither we nor the Republic waived our sovereign immunity in connection with any action relating to such claims, it will only be possible to obtain a United States judgment against us or the Republic based on such laws if a court were to determine that NPC or the Republic, as applicable, is not entitled under the Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such actions.

   Although there is no statutory enforcement in the Republic of final judgments obtained in the United States, such judgment would be conclusive and binding upon each of NPC and the Republic and may be enforced through a separate action to enforce such judgment in the courts of the Republic without retrial or re-examination but subject to the procedural requirements relating to enforcement and recognition of foreign judgments and provided that (1) the court rendering such judgment had jurisdiction over the subject matter of the action in accordance with its jurisdictional rules, (2) NPC or the Republic, as the case may be, had notice of proceedings before the appropriate court, (3) such judgment was not obtained by collusion or fraud, (4) such judgment was not based on a clear mistake of fact or law, and (5) such judgment is not contrary to the laws, public policy, good morals and customs of the Republic.

Fiscal Agent

   The Fiscal Agent's duties are governed by the Fiscal Agency Agreement. We and the Republic may replace the Fiscal Agent at any time, subject to the appointment of a replacement fiscal agent. We and the Republic may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Fiscal Agent. The Fiscal Agent is our agent and the Republic's agent and is not a trustee for the holders of the Bonds and does not have the same responsibilities or duties to act for such holders as would a trustee. For so long as the Bonds are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, we and the Republic will appoint and maintain a paying agent and a transfer agent in Luxembourg, who shall initially be Citibank International plc (Luxembourg Branch), for any certificated Bonds issued in exchange for Global Bonds. Holders of the certificated Bonds will be able to receive payments thereon and effect transfers thereof at the offices of the paying and transfer agent in Luxembourg.

Substitution of the Issuer

   PSALM may, without the consent of the holders of the Bonds, assume the obligations of the Issuer under and in respect of the Bonds, provided that:

   (a) an amendment to the Fiscal Agency Agreement is executed by PSALM, the Republic and Citibank, N.A., as fiscal agent, in a form which gives full effect to such assumption and which includes, without limitation:

      . a covenant by PSALM in favor of the holders of the Bonds to be bound by the terms of the Fiscal Agency Agreement as if it had been named therein as the Issuer;

      . a covenant by PSALM to indemnify each holder of the Bonds for the costs or expenses relating to the substitution;

      . provisions to the effect that the obligations of PSALM under the Bonds and the amended Fiscal Agency Agreement shall be unconditionally and irrevocably guaranteed by the Republic on the same basis as those of the Issuer under the Fiscal Agency Agreement; and

      . an acknowledgement of the right of every holder of the Bonds to receive a copy of the amended Fiscal Agency Agreement.

   (b) all actions, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents) to ensure that the Bonds represent valid, binding and enforceable obligations of PSALM and, in the case of the Guarantee, of the Republic, have been taken, fulfilled and done and are in full force and effect;

   (c) PSALM shall have become a party to the amended Fiscal Agency Agreement, with any appropriate consequential amendments, as if it had been an original party to the Fiscal Agency Agreement;

   (d) PSALM shall have delivered to the Fiscal Agent an opinion of US counsel of recognized standing in the United States and either an opinion of the Department of Justice of the Philippines or an opinion of the General Counsel of PSALM, each to the effect that:

      (i) the amended Fiscal Agency Agreement constitutes a valid, binding and enforceable obligation of PSALM;

     (ii) the Bonds constitute valid, binding and enforceable obligations of PSALM; and

    (iii) the Guarantee constitutes a valid, binding and enforceable obligation of the Republic in respect of the principal of, interest on and premium and Additional Amounts, if any, payable by PSALM in respect of the Bonds under the amended Fiscal Agency Agreement (subject to, in all of the foregoing clauses, customary exceptions concerning creditors' rights and equitable principles); and

   (e) such other documents and agreements shall have been executed as would have been necessary if PSALM had been the issuer of the Bonds in place of the Issuer.

   Upon the assumption by PSALM of our obligations under and in respect of the Bonds, we will be released from such obligations and, thereafter, all references in the Bonds and the amended Fiscal Agency Agreement to National Power Corporation shall be deemed to be references to PSALM.

   The amended Fiscal Agency Agreement shall be deposited with and held by the fiscal agent until all the obligations of PSALM under and in respect of the Bonds have been discharged in full. Notice of the assumption by PSALM of the Issuer's obligations under and in respect of the Bonds shall promptly be given to the holders of the Bonds by the Issuer.

Further Issues

   We may, without the consent of the holders of Bonds, create and issue additional securities with the same terms and conditions as such Bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the Bonds prior to the issuance of the additional securities). We may consolidate such additional securities with the outstanding Bonds, to form a single series. Any further securities forming a single series with outstanding Bonds shall be constituted by an agreement supplemental to the Fiscal Agency Agreement.

   We may offer additional securities with original issue discount ("OID") for US federal income tax purposes as part of a further issue. Purchasers of securities after the date of any further issue will not be able to differentiate between securities sold as part of the further issue and previously issued Bonds. If we were to issue additional securities with OID, purchasers of the securities after such further issue may be required to accrue OID (or greater amounts of OID than they would otherwise have accrued) with respect to their securities. This may affect the price of outstanding Bonds following a further issue. Prospective holders of the Bonds are urged to consult their own advisors with respect to the implications of any further decision we may make to issue additional securities with OID.

Default; Acceleration of Maturity

   The occurrence and continuation of any of the following events will constitute an event of default (an "Event of Default") under the Bonds: (i) a default in any payment of the principal of or interest on any of the Bonds and, in the event of a default in the payment of interest, such default shall not be cured by payment thereof within 30 days, (ii) we or the Republic shall default in the performance of any other covenant in the Bonds or the Guarantee, as applicable, and, if such default is capable of remedy, such default shall continue for a period of 60 days after written notice thereof shall have been given to us at the corporate trust office of the Fiscal Agent in The City of New York by the holder of any Bond, (iii) the principal of any other External Indebtedness of us or any of our Subsidiaries having an aggregate principal amount equal to or in excess of $25,000,000 or its equivalent (determined on the basis of the middle spot rate for the relevant currency against the U.S.
dollar as quoted by        on the date of determination) becomes (or, as a
result of a payment default, becomes capable of being declared) due and payable prior to its stated maturity otherwise than at our option, or any such External Indebtedness is not paid when due or, as the case may be, within any applicable grace period, (iv) any event or condition shall occur which results in the acceleration of the maturity (other than by optional or mandatory prepayment or redemption) of any External Public Indebtedness of the Republic or of the central monetary authority of the Republic (as of the date of this prospectus, the Bangko Sentral) having an aggregate principal amount equal to or in excess of $25,000,000 or its equivalent (determined on the basis of the middle spot
rate for the relevant currency against the U.S. dollar as quoted by        on
the date of determination), (v) any default shall occur in the payment of principal of, or premium or prepayment charge (if any) or interest on, any External Public Indebtedness of the Republic or of the central monetary authority of the Republic (as of the date of this prospectus, the Bangko Sentral) having an aggregate principal amount equal to or in excess of $25,000,000 or its equivalent (determined on the basis of the middle spot rate
for the relevant currency against the U.S. dollar as quoted by        on the
date of determination), when and as the same shall become due and payable, if such default shall continue for more than the period of grace, if any, originally applicable thereto, (vi) we or any of our

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Subsidiaries (A) is (or is deemed by law or a court to be) insolvent or bankrupt or generally unable to pay its debts, (B) stops, suspends or threatens to stop or suspend payment of all or a material part of its debts or (C) proposes or makes a general rescheduling of its debts, (vii) a general moratorium is declared in respect of or affecting all or any material part of our debts or the debts of any of our Subsidiaries, (viii) an order is made or an effective resolution passed by a competent authority for the winding-up or dissolution of us or any of our Subsidiaries, or we cease or take steps to cease all or substantially all of our business or operations (other than in any such case through the disposal of our assets to its subsidiaries or pursuant to a reconstruction, amalgamation, reorganization, merger or consolidation, or transfer of assets effected in accordance with any privatization plan or program), except for the purpose of and followed by a reconstruction, amalgamation, reorganization, merger or consolidation, or transfer of assets
(A) with the written consent of the holders of a majority of the principal amount of the Bonds at the time outstanding, or (B) in the case of a Subsidiary, whereby the undertaking and assets of the Subsidiary are transferred to or otherwise vested in us or another of our subsidiaries, (ix) it is unlawful for us or the Republic to perform or comply with any one or more of our respective obligations under any of the Bonds, the Guarantee or the Fiscal Agency Agreement or our obligations or the obligations of the Republic under the Bonds or the Fiscal Agency Agreement cease to be binding on, or enforceable against, us or the Republic, as applicable, or we or the Republic contend that our respective obligations under the Bonds, the Guarantee or the Fiscal Agency Agreement, as applicable, are not valid, binding on or enforceable against us, (x) the Guarantee is not (or is claimed by the Republic not to be) in full force and effect, (xi) the Republic declares a general moratorium with respect to the repayment of the External Indebtedness of either the Republic or of the central monetary authority of the Republic (as of the date of this prospectus, the Bangko Sentral) or (xii) the Republic shall cease to be a member of the International Monetary Fund ("IMF") or shall cease to be eligible to use the general resources of the IMF; provided that in the case of paragraphs (ii), (vii) and (ix) and, in the case of the Subsidiaries, paragraphs (vi) and (viii), such event is materially prejudicial to the interests of the holders of the Bonds. In the case of any Event of Default described in clause (ii), the holders of not less than 25% in aggregate principal amount of the Bonds then outstanding, by notice to us, the Republic and the Fiscal Agent as provided in the Bonds may declare the principal of all the Bonds and the interest accrued thereon, to be due and payable immediately, and in the case of any other Event of Default, any holder of a Bond then outstanding, by notice to us, the Republic and the Fiscal Agent as provided in the Bonds, may declare the principal of such Bond and the interest accrued thereon, to be due and payable immediately. Notwithstanding the foregoing, the Bonds shall not be due and payable immediately if, prior to the time when we and the Republic receive such notice, all Events of Default provided for in the Bonds and the Fiscal Agency Agreement shall have been cured. No periodic evidence is required to be furnished by us as to the absence of defaults.


   It should be noted that the Fiscal Agency Agreement does not provide for notification to the holders of the Bonds of an Event of Default or for the right of a holder thereof to examine any Bonds register.

Modification

   We may modify any of the terms or provisions contained in the Bonds in any way with the written consent of the holders of not less than a majority of the principal amount of the Bonds at the time outstanding, provided that if any such modification would (i) change the stated maturity of the principal of, or any installment of interest on, any Bond, (ii) reduce the principal amount of any Bond, or the portion of such principal amount which is payable upon acceleration of the maturity of any Bond or the interest rate thereon, (iii) change the coin or currency in which payment of the principal of or interest on any Bond is payable, (iv) change our obligation to pay Additional Amounts or
(v) if any such modification would reduce the aforesaid percentage needed for authorization of such modification, the consent of the holders of all outstanding Bonds is required.

Payment of Additional Amounts

   All payments of principal and interest in respect of the Bonds and the Guarantee shall be made free and clear of, and without withholding and deduction for, or on account of, any present or future taxes, levies, imposts, duties, assessments or other charges of whatever nature, imposed, levied, collected, withheld or assessed by or

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within the Republic or any department, agency or other political subdivision or any taxing authority therein or thereof ("Philippine Taxes"), unless such withholding or deduction is required by law or by the administrative interpretation thereof. See "Taxation -- Philippine Taxation." In the event Philippine Taxes are deducted or withheld from any of the aforementioned payments, we or, as the case may be, the Republic, will pay such additional amounts ("Additional Amounts") as will result in receipt by the holders of the Bonds of such amounts as would have been received by them had no such deduction or withholding been required, except that no such Additional Amounts shall be payable in respect of the Bonds, or the Guarantee, as applicable (a) held by, or on behalf of, a person who is subject to such Philippine Taxes in respect of the Bonds by reason of such person having some connection with the Republic other than the mere holding of the Bonds or the receipt of payments with respect thereto, or (b) presented for payment more than thirty days after the Relevant Date, except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting the Bond for payment on the last of such thirty days. As used herein, "Relevant Date" means the later of the due date and, if such payment has not been duly made to the Fiscal Agent on or before such date, such later date by which such payment has been so made and notice thereof given. Any reference to "principal" and/or "interest" in this Prospectus with respect to the Bonds and the Guarantee shall be deemed to include any Additional Amounts which may be payable under the Bonds.

Redemption for Taxation Reasons

   If (i) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the Republic or of any political subdivision or taxing authority therein or thereof affecting taxation, or any change in official position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment became or becomes
effective on or after        2003, we have or will become obliged to pay
Additional Amounts (in excess of the additional amounts we would be obliged to pay if amounts were subject to withholding or deduction at a rate equal to 25%), and (ii) such circumstances are evidenced by the delivery to the holders of the Bonds of (A) a certificate signed by two of our officers stating that the obligation to pay the holders of the Bonds of such Additional Amounts cannot be avoided by us taking reasonable measures available to us and (B) an opinion of the Department of Justice of the Republic, to the effect that we have or will become obliged to pay such Additional Amounts as a result of such change or amendment, which certificate and opinion shall constitute sufficient evidence of such obligation and shall be conclusive and binding on the holders of the Bonds, the Bonds will be subject to redemption by us in whole, but not in part, at any time on giving not less than 30 nor more than 60 days' irrevocable notice to the holders of the Bonds, in the manner set out in the next paragraph, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest (including such Additional Amounts) to the date fixed for redemption; provided, however, that (x) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which we would be obligated to pay such Additional Amounts were a payment in respect of the Bonds then due, and (y) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect. Notwithstanding the foregoing, we shall not have the right to redeem the Bonds unless the obligation to pay Additional Amounts cannot be avoided by our taking reasonable measures available to us.

   Notice to the holders of Bonds required by the preceding paragraph of any such redemption shall be effected by publication in a daily newspaper in The City of New York.

   All Bonds so redeemed will be immediately cancelled and may not be re-issued or resold.

Form, Denomination and Registration

   The Bonds will be issued in the form of one or more fully registered Global
Bonds (the "Global Bonds") which will be deposited on        with, or on behalf
of, DTC Trust Company, New York, New York ("DTC") and registered in the name of Cede & Co., DTC's nominee. Beneficial interests in the Global Bonds will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct

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and indirect participants in DTC. Investors may elect to hold interests in the
Global Bonds through either DTC (in the United States) or Clearstream Banking, Societe anonyme ("Clearstream, Luxembourg") or Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream Luxembourg and for Euroclear (in such capacity, the "U.S. Depositary"). Beneficial interests in the Global Bonds will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Bonds may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee In addition, no beneficial owner of an interest in a Global Bond will be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under the Fiscal Agency Agreement and, if applicable, those of Euroclear and Clearstream, Luxembourg). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Bond.


   Any payment of principal, interest or premium or Additional Amounts, in either case if any, due on the Bonds on any interest payment date or at maturity will be made available by us to the Fiscal Agent on such date. As soon as possible thereafter, the Fiscal Agent will make such payments to DTC or its nominee, as the case may be, as the registered owner of the Global Bond representing the Bonds in accordance with arrangements between the Fiscal Agent and DTC. We expect that DTC or its nominee, upon receipt of any payment of principal, interest or premium or Additional Amounts, in either case if any, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Bond as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Bond held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Neither we nor the Fiscal Agent will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests of a Global Bond or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   So long as DTC, or its nominee, is the registered owner of a Global Bond, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the Bonds represented by the Global Bond for all purposes of the Bonds. Owners of beneficial interests in a Global Bond will not be entitled to have the Bonds represented by the Global Bond registered in their names, will not receive or be entitled to receive physical delivery of Bonds in definitive form upon exchange or otherwise and will not be considered the owners or holders of any Bonds represented by the Global Bond and will consequently have no direct rights to enforce such interests while the Bonds are in global form. The giving of notices and other communications by DTC to DTC participants, by DTC participants to persons who hold accounts with them and by such persons to holders of beneficial interests in a Global Note will be governed by arrangements between them, subject to any statutory or regulatory requirements as may exist from time to time. Accordingly, such person owning a beneficial interest in a Global Bond must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Bonds. We understand that, under existing industry practice, in the event that an owner of a beneficial interest in a Global Bond desires to take any action DTC, or its nominee, as the holder of the Global Bond, is entitled to take, DTC would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

   A Global Bond may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or any other nominee of DTC, or by DTC or any such nominee to a successor of DTC or a nominee

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of such successor. Bonds represented by a Global Bond are exchangeable for
Bonds in definitive form (i) if DTC notifies us that it is unwilling or unable to continue as depository for the Global Bond or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, at a time when it is required to be so registered, and a replacement depository is not appointed,
(ii) we in our discretion at any time determine not to have all of the related Bonds represented by the Global Bond or (iii) if an event of default, or an event which the notice, lapse of time or both would be an event of default, entitling the holders of the related Bonds to accelerate the maturity thereof has occurred and is continuing. Any Bond that is exchangeable pursuant to the preceding sentence is exchangeable for Bonds in definitive form registered in such names as DTC shall direct. Bonds in definitive form may be presented for registration of transfer or exchange at the office of the Fiscal Agent in The City of New York, and principal thereof and interest and premium and Additional Amounts, if any, thereon will be payable at such office of the Fiscal Agent, provided that interest thereon may be paid by check mailed to the registered holders of the Bonds. Subject to the foregoing, a Global Bond in respect of the Bonds is not exchangeable, except for a Global Bond or Global Bonds of the same aggregate denominations to be registered in the name of DTC or its nominee.

   DTC advises us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants ("DTC Participants") and to facilitate the clearance and settlement of securities transactions among DTC Participants in such securities through electronic book-entry changes in accounts of DTC Participants, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. DTC agrees with and represents to DTC Participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.


   Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations ("Clearstream, Luxembourg Participants") and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream, Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant either directly or indirectly.


   Distributions with respect to the Bonds held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

   Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear

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is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.


   The Euroclear Operator was launched on December 31, 2000, and replaced Morgan Guaranty Trust Company of New York as the operator of and banker to the Euroclear system. Euroclear Bank S.A./N.V. has capital of approximately EUR 1 billion.

   Distributions with respect to the Bonds held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

   Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

   The Bonds have been assigned the following Euroclear and Clearstream, Luxembourg Common Code Number, International Security Identification Number
(ISIN) and CUSIP Number:

   Euroclear and Clearstream Luxembourg Common Code:

   ISIN:

   CUSIP:

Global Clearance and Settlement Procedures

   Initial settlement for the Bonds will be made in immediately available funds. Secondary market trading between DTC Participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

   Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Bonds in DTC, and making or receiving

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payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

   Because of time-zone differences, credits of Bonds received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following DTC settlement date. Such credits or any transactions in such Bonds settled during such processing will be reported to the relevant Euroclear or Clearstream, Luxembourg Participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Bonds by or through a Clearstream, Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

   Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Bonds among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

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                                   TAXATION

General

   We urge you to consult your own tax advisors to determine your particular tax consequences in respect of the offering, ownership and disposition of the Bonds, including whether any state, local or foreign tax laws apply to you.

Philippine Taxation

   The following is a discussion of the material Philippine tax consequences applicable to non-Philippine holders of the Bonds in connection with the holding and disposition of the Bonds, and no information is provided regarding the tax aspects of holding or disposing of the Bonds under tax laws of other applicable jurisdictions, and the specific Philippine tax consequences in light of particular situations of holding and disposing of the Bonds in such other jurisdictions. Each holder should consult its own tax adviser as to the particular tax consequences of the holding and disposing of the Bonds, including the applicability and effect of any state, local and national tax laws.

   We use the term "non-Philippine holders" to refer to beneficial owners of Bonds who are (1) non-residents of the Philippines who are neither citizens of the Philippines nor engaged in trade or business within the Philippines or (2) non-Philippine corporations not engaged in trade or business in the Philippines.

   The summary is based on Philippine laws, rules and regulations now in effect, all of which are subject to change. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership or disposition of the Bonds, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to residents of the Philippines.

  Taxation of Interest on the Bonds.

   The Philippine National Internal Revenue Code of 1997 ("Tax Code") generally provides that interest on notes or other interest bearing obligations of Philippine residents are Philippine-sourced income subject to Philippine income tax. Generally, interest on loans received by non-resident foreign individuals engaged in a trade or business in the Philippines is subject to a 20% withholding tax, while that received by non-resident foreign individuals not engaged in trade or business is taxed at the rate of 25%. Interest income received by non-resident foreign corporations on foreign loans is subject to a 20% withholding tax. "Foreign loans" are loan contracts, including all debt items, whether in kind or in cash, which are payable in foreign currency or in kind, entered into by a Philippine resident, corporate or otherwise, with a non-resident. Therefore, the Bonds will constitute "foreign loans". The tax withheld constitutes a final settlement of Philippine income tax liability with respect to such interest.

   The withholding tax rate may be reduced in accordance with applicable tax treaties in force between the Philippines and the country of residence of the non-resident holder. Most tax treaties to which the Philippines is a party, including the Philippine-United States Tax Treaty (the "RP-US Treaty"), generally provide for a reduced tax rate of 15% in cases where the interest arises in the Philippines and is paid to a resident of the other contracting state. In addition, under the RP-US Treaty, the withholding tax rate may be reduced to 10% in cases where the interest arises in respect of a public issue of bonded indebtedness and such interest is paid by a Philippine resident to a resident of the United States. However, most tax treaties, including the RP-US Treaty, also provide that reduced withholding tax rates will not apply if the recipient of the interest, who is a resident of the other contracting state, carries on business in the Philippines through a permanent establishment and the holding of the Bonds is effectively connected with such permanent establishment.

   Under our charter, principal and interest payable in respect of our foreign indebtedness (including the Bonds) are exempt from Philippine income tax in respect of which withholding would be required. The

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Philippine Bureau of Internal Revenue has ruled that payments on foreign loans originally incurred by us and transferred to PSALM shall remain exempt from tax. Therefore the assumption of the obligations under the Bonds by PSALM will not subject payments of principal and interest to withholding tax.

   If any withholding is required in respect of payment of principal and interest in respect of the Bonds, however, the Company and the Republic have undertaken as provided in the terms of the Bonds to pay Additional Amounts in respect of any such withholding, subject to certain exceptions therein.

  Taxation of Capital Gains.

   Under the Tax Code, any gain realized from the sale or retirement of securities, debentures and other certificates of indebtedness with an original maturity date of more than five years (measured from the date of the issuance of such securities, debentures or other certificates of indebtedness) will not be subject to Philippine income tax. Since the Bonds have a maturity date of more than five years from the date of issuance, any gains realized by any resident or non-resident holder from the sale of the Bonds effected within or outside the Philippines will not be subject to Philippine income tax.

   Non-Philippine holders of the Bonds will not be subject to Philippine tax as a result of the transfer of our obligations under the Bonds to PSALM in connection with our restructuring.

  Documentary Stamp Taxes.

   The Republic imposes a documentary stamp tax upon the issuance of debentures and certificates of indebtedness (including the Bonds) issued by the government or any of its instrumentalities at the rate of (Peso)0.30 on each (Peso)200.00, or fractional part thereof, of the face value of such securities.

   We have undertaken to pay the documentary stamp tax payable on the issuance of the Bonds prior to their issue.

  Value Added Tax

   The transfer of the Bonds in the Philippines by banks, non-bank financial intermediaries, finance companies and dealers in securities may be subject to value added tax at the rate of 10% based on their net trading gains or gross income from the sale.

  Estate and Donor's Taxes.

   The transfer of the Bonds by way of succession upon death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates from 5% to 20% if the value of the net estate of properties located in the Philippines is over (Peso)200,000.00.

   The transfer of the Bonds by gift to an individual who is related to the non-Philippine holder will generally be subject to a Philippine donor's tax at progressive rates from 2% to 15% if the value of the net gifts of properties located in the Philippines exceed (Peso)100,000.00 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (1) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (2) relative by consanguinity in the collateral line within the fourth degree of relationship. Since the Bonds represent obligations of a Philippine corporation, the Bonds are deemed to have a Philippine situs.

   The foregoing apply even if the holder is a non-Philippine holder. However, the Republic will not collect estate and donor's taxes on the transfer of the Bonds by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal

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rights to citizens of the Philippines (a "Reciprocating Jurisdiction"). For
these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (1) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (2) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country. The Philippines does not view the United States as allowing such a reciprocal exemption.

U.S. Federal Income Tax Considerations

   The following discussion is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the Bonds by U.S. Holders (as defined below). The summary is not a complete analysis or description of all potential tax consequences to U.S. Holders and does not address all tax considerations that may be relevant to all categories of potential purchasers (such as dealers or traders in securities, commodities, or currencies, tax-exempt investors, investors whose "functional currency" is not the U.S. dollar, financial institutions, thrifts, regulated investment companies, insurance companies, grantor trusts, individual retirement accounts or other tax-deferred accounts, investors that hold the Bonds as part of a "hedging", "integrated", "conversion" or constructive sale transaction or a "straddle", persons who have ceased to be U.S. citizens or to be taxed as resident aliens, or investors liable for the alternative minimum tax). Prospective purchasers of the Bonds are urged to consult their own tax advisors concerning the U.S. federal, state, and local tax consequences of the purchase, ownership and disposition of the Bonds.

   This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed U.S. Treasury Regulations, changes to any of which after the date of this prospectus could apply on a retroactive basis and affect the tax consequences described herein.

   The term "U.S. Holder" means a beneficial owner of a Bond that: (1) purchases the Bond in the offering at the issue price (as defined below); (2) holds the Bond as a capital asset; and (3) is, for U.S. federal income tax purposes:

   . a citizen or resident of the United States;

   . a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

   . an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

   . a trust:

      (a) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions; or

      (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

   If a partnership holds Bonds, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding the Bonds should consult their own tax advisors concerning the associated tax consequences.

   The "issue price" of a Bond is equal to the initial offering price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Bonds is sold for money.

  Payments of Interest

   Payments of interest on a Bond will be includible in the gross income of a U.S. Holder as ordinary income from foreign sources at the time it is received or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

   Interest payments on a Bond will generally be treated as "passive" income for purposes of computing the U.S. Holder's foreign tax credit allowable under U.S. federal income tax law. The rules relating to foreign tax credits and the timing thereof are complex and U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit and the application of foreign tax credit limitations to their particular situation.

  Sale, Exchange, Retirement and Other Disposition of the Notes

   Upon the sale, exchange, retirement or other disposition of a Bond, a U.S. Holder will generally recognize taxable gain or loss equal to the difference between the amount realized (not including any amounts received that are attributable to accrued and unpaid interest, which will be taxable as interest income) and the U.S. Holder's tax basis in the Bond.

   Gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Bond was held for more than one year at the time of the disposition. Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of long-term capital gain. The deduction of long-term capital losses is subject to significant limitations. Gain or loss recognized by a U.S. Holder generally will be treated as U.S. source income or loss for the purposes of calculating such U.S. Holder's foreign tax credit limitation. Prospective investors should consult their own tax advisors with respect to the treatment of capital gains and losses.

  The Obligor Change

   Although there is no precedent directly on point, it is more likely than not that the subsequent change in obligor of the Bonds from NPC to PSALM (the "Obligor Change") will be tax-free under U.S. federal income tax principles. Neither the Internal Revenue Service (the "Service") nor the courts are bound by this conclusion and may disagree with it.

   The Obligor Change will not be a taxable event under U.S. federal income tax principles unless it constitutes a "modification" that is "significant". The Obligor Change should be regarded as a modification for this purpose. Treasury Regulations Section 1.1001-3 sets forth guidelines for determining whether a modification is significant, and indicates that a modification will be significant unless a specific exception applies. Such an exception would apply to the Obligor Change if, in connection therewith, PSALM acquires "substantially all" of the assets (based on the fair market value of such assets) of NPC and certain other conditions are met. The regulation does not specify what constitutes "substantially all" of NPC's assets. Pursuant to its privatisation plan, NPC will transfer most of its assets and liabilities to PSALM and Transco, its wholly owned subsidiary.

   Among other things, the conclusion reached above assumes that the transfer of assets by NPC directly to Transco is included in the determination of whether "substantially all" of NPC's assets have been acquired by the obligor, PSALM, for purposes of Treasury Regulations Section 1.1001-3. Neither the Service nor the courts are bound by this assumption and may disagree with it.

   If the Obligor Change is tax-free, a U.S. Holder's holding period and tax basis in the Bonds will remain unchanged.

  Consequences In the Event of a Taxable Obligor Change

   If the Service successfully challenges the conclusion that the Obligor Change is not a tax-free event, U.S. Holders will recognise gain or loss upon the Obligor Change based on the difference between (A) their tax basis in the unmodified Bonds, and (B) the fair market value of the modified Bonds less any accrued but unpaid interest not previously included in income (which will be taxable as ordinary interest income). Gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the Bond was held for more than one year at the time of the disposition. Certain U.S. Holders (including individuals) are eligible for reduced rates of U.S. federal income tax in respect of long-term capital gain. The deduction of long-term capital losses is subject to significant limitations. Gain or loss recognized by a U.S. Holder generally will be treated as U.S. source income or loss for the purposes of calculating such U.S. Holder's foreign tax credit limitation. In the event the Obligor Change were taxable, the modified Bonds will be treated as issued for their fair market value on the date of the modification (excluding any accrued but unpaid interest as of such date with respect to the related unmodified Bonds). A portion of the first interest payment on the modified Bond that corresponds to such accrued but unpaid interest would be treated as a non-taxable return of pre-issuance interest and therefore not treated as interest payable on the modified Bond.

   The fair market value of the modified Bonds on the date of a significant modification (less any accrued but unpaid interest with respect to the related unmodified Bonds) will become the U.S. Holder's tax basis in such Bonds. A significant modification should be treated as a taxable exchange of the unmodified Bond for all U.S. federal income tax purposes, including for information reporting and backup withholding purposes. See "-- Information and Backup Withholding" below for a general discussion of these rules.

  Backup Withholding and Information Reporting

   U.S. backup withholding and information reporting requirements generally will apply to certain payments to certain non-corporate U.S. Holders of Bonds. Information reporting requirements will apply to interest on, and to proceeds from the sale, exchange, retirement or other disposition of, Bonds paid by certain U.S.-related financial intermediaries or by a paying agent within the United States to a U.S. Holder (other than an "exempt recipient", including a corporation and certain other persons who, when required, demonstrate their exempt status). Paying agents that are subject to the backup withholding rules will be required to backup withhold on interest on, and the proceeds from the sale, exchange, retirement or other disposition of, Bonds paid within the United States to a U.S. Holder (other than an "exempt recipient") if the U.S. Holder fails to (i) furnish its correct taxpayer identification number; (ii) certify that such U.S. Holder is not subject to backup withholding; or (iii) otherwise comply with applicable backup withholding requirements.

   Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS and furnishing any required information.

                                 UNDERWRITING

   Citigroup Global Markets Inc. and        are acting as representatives of
the underwriters named below.

   Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.


                                                  Principal
                                                   Amount
                    Underwriter                   of Bonds
                    -----------                   ---------
                    Citigroup Global Markets Inc.    $
                        388 Greenwich Street
                        New York, New York 10013
                        USA
                                                     --
                     Total.......................    $
                                                     ==


   The underwriting agreement provides that the obligations of the underwriters to purchase the Bonds included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Bonds if they purchase any of the Bonds.

   The underwriters propose to offer some of the Bonds directly to the public at the public offering price set forth on the cover page of this prospectus and some of the Bonds to dealers at the public offering price less a concession not
to exceed       % of the principal amount of the Bonds. The underwriters may
allow, and dealers may reallow a concession not to exceed       % of the
principal amount of the Bonds on sales to other dealers. After the initial offering of the Bonds to the public, the underwriters may change the public offering price and concessions.

   Each of NPC and the Republic has agreed that it will not, until the expiry of a period of 10 business days following the closing date of the offering, without the prior written consent of the representatives of the underwriters, offer, sell or contract to sell, or otherwise dispose of, directly or indirectly in the United States, or announce the offering in the United States of, any securities issued or guaranteed by it (other than the Bonds).

   The Bonds have not been offered or sold and, prior to the expiry of a period of six months from the closing date, will not be offered or sold, to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of The Public Offers of Securities Regulation 1995 (as amended). No person has communicated or caused to be communicated or will communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of The Financial Services and Markets Act of 2000 ("FSMA")) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds, in, from or otherwise involving the United Kingdom have been, and will be, complied with.

   The Bonds have not been and will not be registered under the Securities and Exchange Law of Japan and have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

   . pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

   . in compliance with the other relevant laws of Japan.

   The Bonds have not been offered or sold, and will not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. No advertisement, invitation or document relating to the Bonds, whether in Hong Kong or elsewhere, has been or will be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

   The Bonds being offered (i) qualify as exempt securities under Section 9.1(a) of the Philippine Securities Regulation Code and are not subject to registration requirements with the Philippine Securities and Exchange Commission, and (ii) will not be offered for sale or distribution in the Philippines except through Philippine registered investment houses, brokers/dealers in securities or universal banks with the appropriate underwriting license.


   This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"). Accordingly, this prospectus and any other document or material in connection with offer or sale, or invitation for subscription or purchase, of the Bonds may not be circulated or distributed, nor may the Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than:


   . to an institutional investor or other person specified in Section 275 of the SFA;

   . to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA; or

   . otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

   The Bonds may not be offered, transferred, delivered or sold, whether directly or indirectly, to any individual or legal entity in the Netherlands as part of the initial distribution or at any time thereafter, other than to individuals or legal entities who, or which, trade or invest in securities in the conduct of their profession or trade (which include banks, brokers, dealers, asset management companies, investment funds, insurance companies, pension funds, other institutional investors and treasury departments of large commercial enterprises).

   No action has been or will be taken to obtain an authorization from CONSOB for the public offering of the Bonds in the Republic of Italy. The Bonds, this prospectus and any other offering material relating to the Bonds have not been offered, sold or delivered and will not be offered, sold or delivered and have not been distributed and will not be distributed and have not been made and will not, directly or indirectly, be made available in the Republic of Italy except to "qualified investors" (operatori qualificati), as defined in Article
31.2 of CONSOB Regulation No. 11522 of July 1998 as amended ("Regulation No. 11522"), pursuant to Article 30.2 and 100.1, lett. A) of Legislative Decree No. 58 of 24 February 1998 ("Decree No. 58"), or in any other circumstance where an express exemption from compliance with the solicitation restrictions provided by Decree No. 58 or CONSOB Regulation No. 11971 of 14 May 1999 as amended applies, provided however, that any such offer, sale or delivery of the Bonds or distribution of copies of this prospectus or any other offering material relating to the Bonds in the Republic of Italy must be:

   . made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with legislative Decree No. 385 of 1 September, 1993 as amended ("Decree No. 385"), Decree No. 58, Regulation No. 11522 and any other applicable laws and regulations;

   . in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the Issue, trading or placement of securities in Italy is subject to prior notification to the Bank of Italy, unless an exemption applies; and

   . in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

   The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

                                         Paid by
                                           NPC
                                         -------
                                Per Bond    $



   In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell Bonds in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Bonds in excess of the principal amount of Bonds to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids for or purchases of Bonds made for the purpose of preventing or retarding a decline in the market price of the Bonds while the offering is in progress.

   The underwriters may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling commission from a member of the syndicate when Citigroup, in covering syndicate short positions or making stabilizing purchases, repurchases Bonds originally sold by that syndicate member.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of the Bonds. They may also cause the price of the Bonds to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.


   We estimate that our total expenses for this offering will be         .


   We expect to deliver the Bonds against payment for the Bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the fifth business day following the date of the pricing of the Bonds. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

   The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, Citigroup is a lender to us and has provided project financing to us. Citigroup also holds yen and peso bonds of NPC.

   A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.

   We, the Republic and PSALM have agreed, jointly and severally, to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

                             VALIDITY OF THE BONDS


   The validity of the Bonds will be passed upon on our behalf by Ranier B. Butalid, our General Counsel and the validity of the Guarantee will be passed upon on behalf of the Republic by Hon. Simeon A. Datumanong, the Secretary of Justice of the Republic, each as to Philippine law. As to U.S. federal and New York State law, the validity of the Bonds and the Guarantee will be passed upon on our behalf and on behalf of the Republic by Allen & Overy, Hong Kong, United States counsel for us and the Republic. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, Hong Kong and New York, New York, United States counsel for the underwriters, as to matters of U.S. federal and New York State law, and by Romulo, Mabanta, Buenaventura, Sayoc & de los Angeles, Manila, Philippines, Philippine counsel for the underwriters, as to matters of Philippine law. Allen & Overy will rely as to all matters of Philippine law upon the opinions of Mr. Butalid and Mr. Datumanong. All statements in this prospectus with respect to matters of Philippine law relating to us have been passed upon by Mr. Butalid and are made upon his authority.

                AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

   The authorized agent of National Power Corporation, Power Sector Assets and Liabilities Management Corporation and the Republic of the Philippines in the United States is Hon. Linglingay Lacanlale, Consul General, the Philippine Consulate General, 556 Fifth Avenue, New York, New York 10036-5095.

                  EXPERTS; OFFICIAL STATEMENTS AND DOCUMENTS

   Rogelio M. Murga, in his official capacity as President and Chief Executive Officer of National Power Corporation, reviewed the information set out in the prospectus relating to National Power Corporation, which information included in the prospectus on his authority.

   Edgardo M. Del Fonso, in his official capacity as President of Power Sector Assets and Liabilities Management Corporation, reviewed the information set out in the prospectus relating to Power Sector Assets and Liabilities Management Corporation, which information included in the prospectus on his authority.

   Hon. Jose Isidro N. Camacho, in his capacity as Secretary of the Department of Finance of the Republic, reviewed the information set out in the prospectus relating to the Republic, which information is included in the prospectus on his authority.

                      WHERE YOU CAN FIND MORE INFORMATION

   National Power Corporation, Power Sector Assets and Liabilities Management Corporation and the Republic of the Philippines filed a registration statement with respect to the Bonds with the Securities and Exchange Commission under the US Securities Act of 1933, as amended, and its related rules and regulations. You can find additional information concerning National Power Corporation, Power Sector Assets and Liabilities Management Corporation and the Republic of the Philippines and the New Bonds in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about how to access the documents we have filed with it.

                              GENERAL INFORMATION

1.  The Bonds have been accepted for clearance through DTC, Euroclear and
Clearstream, Luxembourg under the Common Code of     . The International
Securities Identification Number ("ISIN") for the Bonds is     .

2. The issue of the Bonds was approved by the President of the Republic on August 15, 2002. Approval in principle by Bangko Sentral to the issue of the Bonds was obtained on May 15, 2003 and final approval was obtained pursuant to
a resolution adopted on         , 2003. Final approval by the Board of
Directors of NPC for the issue of the Bonds was obtained on May 14, 2003.

3. Except as disclosed in this prospectus, there has been no significant change in the condition (financial political, economic or otherwise) or the affairs of NPC, PSALM or the Republic which is material in the context of the issue of the Bonds since December 31, 2002.

4.  Application has been made to list the Bonds on the Luxembourg Stock
Exchange.

5. Copies of the prospectus, the underwriting agreement, the fiscal agency agreement and annual reports and budgets published by NPC, PSALM and the Republic will, for so long as the Bonds are listed on the Luxembourg Stock Exchange, be available during usual business hours on any weekday (except Saturdays and public holidays) at the offices of the paying agent in Luxembourg. So long as the Bonds are represented by Global Bonds, the paying agent in Luxembourg will act as intermediary between the Luxembourg Stock Exchange and NPC and the holders of the Bonds.

6. Neither NPC, PSALM nor the Republic is involved in any litigation or arbitration proceedings relating to claims or amounts which are material in the context of the issue of the Bonds, and, to the knowledge of NPC and the Republic, no such litigation or arbitration is pending or threatened.

7. According to Chapter VI, Article 3, point A/II/2 of the Rules and Regulations of the Luxembourg Stock Exchange, the Bonds shall be freely transferable and therefore no transaction made on the Luxembourg Stock Exchange shall be cancelled.

          INDEX TO NATIONAL POWER CORPORATION'S FINANCIAL STATEMENTS

Report of Commission on Audit, Auditors to National Power Corporation relating to Audited Financial
  Statements for the Year ended December 31, 2001.................................................. F-2
Audited Income Statement for the Year ended December 31, 2001...................................... F-3
Audited Balance Sheet as at December 31, 2001...................................................... F-4
Audited Statement of Cash Flows for the Year ended December 31, 2001............................... F-5
Notes to Audited Financial Statements.............................................................. F-7
Report of Commission on Audit, Auditors to National Power Corporation relating to Audited Financial
  Statements for the Year ended December 31, 2000.................................................. F-16
Audited Income Statement for the Years ended December 31, 1999 and 2000............................ F-17
Audited Balance Sheet as at December 31, 1999 and 2000............................................. F-18
Audited Statement of Cash Flows for the Years ended December 31, 1999 and 2000..................... F-19
Notes to Audited Financial Statements.............................................................. F-21
Statement regarding Unaudited Financial Statements for the Year ending December 31, 2002........... F-30
Unaudited Income Statement for the Year ended December 31, 2002.................................... F-31
Unaudited Balance Sheet as at December 31, 2002.................................................... F-32
Unaudited Statement of Cash Flows for the year ended December 31, 2002............................. F-33
Notes to Unaudited Financial Statements............................................................ F-35

                          REPUBLIC OF THE PHILIPPINES
                              COMMISSION ON AUDIT
                 Commonwealth Avenue, Quezon City, Philippines

The Board of Directors
National Power
Corporation Diliman,
Quezon City

   We have audited the accompanying balance sheet of the National Power Corporation as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the year then ended, pursuant to Section 2, Article IX-D of the Philippine Constitution and pertinent provisions of Presidential Decree No. 1445. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   Except as discussed in the following paragraphs, we conducted our audit in accordance with generally accepted state auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement/s. Our audit included examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. It is also included assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

   As discussed in Finding 1, the accuracy of the balance of Land and Land Holdings account amounting to (Peso)7.332 Billion cannot be determined/ascertained as the acquisition cost were not indicated in the inventory. Likewise, as stated in Finding 2, the result of the annual physical inventory yielded an overage variance of (Peso)712.572 Million when compared with the balance per books, casting doubt on the validity of the materials, supplies and equipment inventory account balance.

   As disclosed in Note 32 to the financial statements, the Corporation has contingent claims in several lawsuits amounting to (Peso)342.24 Million while its contingent liabilities amount to (Peso)15.236 Billion. The ultimate outcome of these lawsuits cannot presently be determined and no provision for any contingent liability that may result therefrom has been made in the financial statements.

   In our opinion, except for the effects of the matters discussed in the two preceding paragraphs, the financial statements referred to above present fairly, in all material respects, the financial position of the National Power Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in accordance with applicable laws, rules and regulations and in conformity with generally accepted state accounting principles.

                                              COMMISSION ON AUDIT

                                              BY:    /s/  ATTY. NORBERTO D.
                                                            CABIBIHAN
                                                  -----------------------------
                                                   Atty. Norberto D. Cabibihan
                                                         State Auditor V
                                                        Corporate Auditor

April 30, 2002

                          NATIONAL POWER CORPORATION

                           AUDITED INCOME STATEMENT
                     For the Year Ended December 31, 2001

                                                                2001
                                                        ---------------------
                                                                pesos
 OPERATING REVENUES
   Utility Operating Income............................ (Peso) 69,065,009,226
    Add: Fuel Cost Adjustment..........................        47,302,179,043
     Other Demand and Energy Adjustment Income.........        (2,613,377,800)
     Forex Adjustments.................................         3,782,435,442
    Transmission Svcs Operating Income.................           391,952,271
                                                        ---------------------
    Total Operating Revenues...........................       117,928,198,182
    Less: Prompt Payment Discount......................           851,913,966
     Voltage Discount..................................           638,007,757
     Power Factor Adjustment Income....................           740,622,373
                                                        ---------------------
 NEW OPERATING REVENUE.................................       115,697,654,086
                                                        ---------------------
 OPERATING EXPENSES
   Generation..........................................        71,070,791,331
   Depreciation and Depletion (Note 2A & 2B)...........        14,184,474,000
   Amortization of Capacity Fees.......................        17,148,463,963
   Transmission & Distribution.........................         1,769,046,259
   Administration & General............................         1,976,310,001
   Other Operating Expenses............................         2,123,249,818
   Bad Debts (Note 2F).................................           588,395,775
                                                        ---------------------
    Total Operating Expenses...........................       108,860,731,147
                                                        ---------------------
 OPERATING INCOME......................................         6,836,922,939
                                                        ---------------------
 OTHER INCOME
   Interest Income (Net)...............................           710,521,349
   Revenues from Lease of Electric Plant...............               126,244
   Forex Recovery (Note 26)............................        19,917,458,364
   Gain/(Loss) on Diesel/Fuel Transfer.................           122,425,984
   Gain on Retirement of Asset.........................             4,291,389
   Miscellaneous Income................................           293,655,353
                                                        ---------------------
    Total Other Income.................................        21,048,478,683
                                                        ---------------------
 INTEREST AND OTHER CHARGES
   Interest Expense....................................        15,108,027,958
   Depreciation -- Other Plants/Property...............         1,484,690,185
   Finance & Other Bank Charges........................         2,813,479,630
   Privatization & Subsidiarization Expenses (Note 27).           870,561,333
   Amortization -- Deferred Forex Differential.........        17,193,385,729
   Loss on FOREX Fluctuation...........................           626,456,071
   Miscellaneous Expenses..............................           166,191,314
                                                        ---------------------
    Total Interest and Other Charges...................        38,262,792,220
                                                        ---------------------
 NET INCOME/(LOSS)..................................... (Peso)(10,377,390,598)
                                                        =====================

                          NATIONAL POWER CORPORATION

                             AUDITED BALANCE SHEET
                     For the Year Ended December 31, 2001

                                                                                                              2001
                                                                                                     -----------------------
                                                                                                              pesos
ASSETS
UTILITY PLANT at Appraised Values (Notes 2 & 3)..................................................... (Peso)  474,118,605,369
  Less: Accum. Depr'n & Depletion (Notes 2 & 3).....................................................         231,359,914,604
                                                                                                     -----------------------
  Net Utility Plant.................................................................................         242,758,690,765
  Construction Work in Progress (Note 4)............................................................          27,310,991,924
                                                                                                     -----------------------
   Total Utility Plant..............................................................................         270,069,682,689
                                                                                                     -----------------------
EPS UNDER CAPITAL LEASE (Note 5)....................................................................         367,173,171,879
                                                                                                     -----------------------
INVESTMENT and OTHER ASSETS
  Investment in Government and Other Corporation (Note 6)...........................................             162,767,475
  Non-Utility Property -- Net (Note 7)..............................................................           5,960,963,868
  Accounts and Other Receivables -- Net (Note 8)....................................................           5,449,627,284
  Const. Work in Progress -- Mat'ls and Supplies (Note 4)...........................................           1,843,961,666
  Other Assets (Note 9).............................................................................          48,195,770,090
                                                                                                     -----------------------
   Total Investments and Other Assets...............................................................          61,613,090,383
                                                                                                     -----------------------
CURRENT ASSETS
  Cash and Cash Equivalent (Note 10)................................................................           1,648,274,527
  Accounts Receivables..............................................................................
  Power Customers -- Net (Note 11)..................................................................          19,653,716,589
  Others -- Net (Note 12)...........................................................................           5,317,947,967
  Materials and Supplies for Operation (Note 13)....................................................          13,052,966,448
  Advances (Note 14)................................................................................             269,727,203
  Prepayments (Note 15).............................................................................             691,107,757
  Court and Other Deposits (Note 31)................................................................             165,371,478
  Cash Advances -- Officers and Employees...........................................................               7,235,119
                                                                                                     -----------------------
   Total Current Assets.............................................................................          40,806,347,088
                                                                                                     -----------------------
DEFERRED CHARGES (Note 16)..........................................................................         264,912,584,737
                                                                                                     -----------------------
CONTINGENT ASSETS (Note 17).........................................................................           1,410,403,117
                                                                                                     -----------------------
TOTAL ASSETS........................................................................................       1,005,985,279,893
                                                                                                     -----------------------
PROPRIETARY CAPITAL and LIABILITIES
PROPRIETARY CAPITAL
  Capital Stock (Peso)100 par value
  Authorized -- (Peso)50,000,000,000 dividend into 500,000,000 shares Issued -- 270,488,708 in 1999
   (Note 18)........................................................................................ (Peso)   27,048,870,789
  Donated Capital (Note 19).........................................................................           3,985,874,212
  Retained Earnings (Note 20).......................................................................         (34,730,276,282)
  Appraisal Capital.................................................................................          95,799,031,296
  Contingent Surplus................................................................................           1,410,403,117
                                                                                                     -----------------------
   Total Proprietary Capital........................................................................          93,513,903,132
                                                                                                     -----------------------
LONG-TERM DEBT (Net of Current Portion) (Note 21)...................................................         290,135,460,939
                                                                                                     -----------------------
LEASE OBLIGATION -- BOT (Note 23)...................................................................         505,036,916,006
                                                                                                     -----------------------
CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses.............................................................          33,385,182,416
  Retention on Contract Payments....................................................................             989,483,811
  Deposits and Trust Funds (Note 21 and Note 24)....................................................           4,470,664,388
  Dividends Payable.................................................................................              30,215,838
  Lease Payable (Note 23)...........................................................................          30,392,832,482
  Notes Payable (Note 22)...........................................................................          11,874,613,870
  Interest Payable..................................................................................           6,469,450,114
  Current Portion of Long-Term Debts................................................................          25,557,948,766
                                                                                                     -----------------------
  Total Current Liabilities.........................................................................         113,170,391,685
                                                                                                     -----------------------
DEFERRED CREDITS (Note 25)..........................................................................           4,128,608,131
                                                                                                     -----------------------
TOTAL PROPRIETARY CAPITAL and LIABILITIES........................................................... (Peso)1,005,985,279,893
                                                                                                     =======================

                          NATIONAL POWER CORPORATION

                        AUDITED STATEMENT OF CASH FLOWS
                     For the Year Ended December 31, 2001

                                                                                             2001
                                                                                 ---------------------
                                                                                             pesos
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)............................................................... (Peso)(10,377,390,598)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
  Depreciation..................................................................        14,736,840,185
  Depletion.....................................................................           932,324,000
  Amortization of Capacity fee..................................................        17,148,463,963
  Amortization of Discount on Debt buy-back.....................................                    --
  Amortization of Bank Charges on DBB...........................................                    --
  Amortization of Bond issue cost...............................................           221,104,569
  Amortization of Bond Discount.................................................           129,183,418
  Amortization of Deferred Forex Differential...................................        17,193,385,728
  Amortization of SPEED Benefit.................................................           856,402,007
  Amortization of Financial Assistance..........................................           185,751,251
  Revaluation of Loan charged to Gain on FOREX Fluctuation......................          (670,181,752)
  Revaluation of KEPCO Trust Deposit charged to Gain on FOREX Fluctuation.......            47,471,692
  (Gain)/Loss on Retirement/Disposal of Assets..................................            (1,207,248)
  Currency Conversion...........................................................                (7,466)
  Condonation of loan charge to Gain on CERA....................................
Changes in Operating Assets and Liabilities
Net of Effects from --
  Decrease (Increase) in:
   Power Customers Receivables..................................................           889,142,995
   Other Current Receivables....................................................        (1,251,151,081)/(a)/
   Materials and Supplies for Operations........................................           522,483,803
   Advances.....................................................................           358,377,272
   Prepayments..................................................................           (44,479,436)
   Court and Other Deposits.....................................................           (62,739,000)
   Cash Advances to Officer & Employees.........................................            (3,836,384)
   Invest. In Gov't Bonds and Other Corp........................................
   Accounts and Other Non-Current Receivables...................................            59,732,523
   Other Assets.................................................................           414,429,156/(c)(d)/
   Other Deferred Charges.......................................................          (675,072,571)/(e)/
  Increase (Decrease) in:
   Accounts Payable and Accrued Exp.............................................        (3,084,917,193)
   Retention on Contract Payments...............................................           346,205,343
   Deposits and Trust Funds.....................................................         1,009,202,320
   Interest Payable.............................................................           824,448,921
   Other Deferred Credits.......................................................        (1,278,679,611)
  Receipt of Tax Credit Certificates............................................
  Correction of Prior Years Income..............................................        (5,252,580,056)
Total Adjustments...............................................................        43,640,097,348
                                                                                 ---------------------
Net Cash Provided for Operating Activities...................................... (Peso) 33,262,706,750
                                                                                 =====================
CASH FLOWS FROM INVESTING ACTIVITIES
  Construction Expenditures..................................................... (Peso)(13,824,334,716)
  Additions to:.................................................................
   Utility Plant................................................................
   Non-Utility Property.........................................................
   Sale of Power Barges.........................................................
   (Inc)/Dec in Preliminary Surveys and Investigations..........................          (109,423,940)/(e)/
   (Inc)/Dec in Investment in MEC...............................................           (30,393,692)/(d)/
Net Cash Used in Investing Activities...........................................       (13,964,152,348)

                          NATIONAL POWER CORPORATION

                     For the Year Ended December 31, 2001


                                                                             2001
                                                                  ---------------------
                                                                             pesos
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings..................................................... (Peso)  6,854,686,924/(h)/
  Bond Flotation.................................................        23,087,781,317
  Increase/(Decrease) in Notes Payable...........................        11,524,117,224/(f)/
  Grants.........................................................                    --
  Due to Phil. Government........................................                    --
  Advances -- National Government................................         2,354,774,661
  Payment of Capacity Fees -- BOT................................       (29,571,161,240)
  Payment of Advances Bureau of Treasury.........................                    --
  Payment of Loans...............................................       (24,183,329,367)/(g)/
  Payment of KEPCO Deposit.......................................          (449,982,000)
  Advances to SRMPP Non Power Components.........................          (771,709,716)/(d)/
  (Increase)/Decrease in Bond Sinking Fund.......................           (13,441,284)/(b)/
  (Increase)/Decrease in Other Assets -- Cash Restricted Account.        (9,234,133,461)/(d)/
Net Cash Provided (Used) by Financing Activities.................       (20,402,396,942)
                                                                  ---------------------
Net Increase (Decrease) in Cash and Cash Equivalent..............        (1,103,842,540)
                                                                  ---------------------
Cash and Cash Equivalent @ Beginning of Year.....................         2,752,117,067
                                                                  =====================
Cash and Cash Equivalents @ End of Year.......................... (Peso)  1,648,274,527

--------
(a) Includes Application of Tax Credit Certificates amounting to
    (Peso)130,819,342.
(b) Increase in Bond Sinking Fund was accounted as part of financing activities which consists of principal payment and accrual for interest income of
    (Peso)2,697,126 and (Peso)10,744,158 respectively.
(c) Includes the amount withdrawn from the stored energy of Leyte Luzon corresponding to the surplus energy amounting to (Peso)423,888,603.
(d) The Cash Restaurant and Advances to SRMPP are presented under financing activities while Investment in MEC is accounted as part of investing activities.
(e) Includes (Peso)232,465,500 deferred debits pertaining to the payment of upfront fee on the Euro 500M bond issuance. Preliminary Survey and Investigation is accounted under investing activities.
(f) Increase in Notes Payable represents the net of the availment of loan of
    (Peso)14,750,661,492 and repayments of (Peso)3,226,544,268.
(g) Includes payment of the current portion of Long Term Debt.
(h) Includes availment from foreign loans amounting to (Peso)3,313,628,572 and other long term debts of (Peso)3,541,058,352.

                          NATIONAL POWER CORPORATION

                     NOTES TO AUDITED FINANCIAL STATEMENTS

1. Primary Function

   The primary function of the Corporation is the total electrification of the Philippines through the development of power from all sources to meet the needs of consumers, in coordination with/and supported by the agencies of the government.

2. Significant Accounting Policies

  A.  Utility Plant and Depreciation

   Utility plant is carried in the books at appraised values, except for additions during the year which are recorded at cost. These assets are revalued in consonance with NPC's loan covenants with creditor banks and in pursuance to SFAS No. 12 which permits revaluation of properties, plant and equipment.

  B.  Appraisal of Utility Plant

   Electric Plant in Service are recorded at appraised values in compliance with ADB's and World Bank's loan covenants and in pursuance to Statement of Financial Accounting Standard No. 12 which permits the appraisal of property, plant and equipment.

   An independent appraiser conducts the review and appraisal of NPC's assets once every four years. In the interim, NPC undertakes the internal revaluation which is adjusted when there are variances between internally appraised figures and those of the independent appraisers.

   The difference between the new over the old appraised values is recorded under the Appraisal Capital account. This account is treated as a permanent account and is not diminished by any depreciation charges, following Par. 17 of SFAS No. 12.

  C.  Capitalization of Interest

   Interest incurred on external borrowings which relate to capital projects in progress and prior to the commencement of operation are capitalized.

  D.  Allocation of Support Group Expenses

   Expenses of the Home Office Support Group are allocated between operation and construction. The allocation rate is based on the extent of support services rendered to operations and capital projects. The present ratio of operating expenses to capital expenses is 75/25.

   Cost Center services that cannot be clearly classified as well as expenses identified as having no direct effect to projects are treated as one hundred percent operating expenses.

  E.  Investments

   Local investments are valued at purchase price while foreign investments are recorded at the date of the transaction using standard booking rates equivalent to the Bangko Sentral ng Pilipinas (BSP) guiding rate on the last working day of the preceeding year. Foreign investment balances are then revalued at the end of each year using the BSP guiding rates.

   Interest earnings on placements follow the accrual method of accounting; however for short dated placements of less than a month, the interest earnings are recognized in the books at maturity dates.

  F.  Receivables

   Power and other receivables are stated net of allowance for doubtful accounts. Allowances are determined through the specific identification of uncollectible accounts.

  G.  Materials and Supplies for Operation

   Materials and supplies for operation can be categorized into fuel (and its related products) and non-fuel. The Fuel M & S are composed of the fuel oil, diesel, coal & thermal chemical stock used by NPC plants for power generation. These inventories are valued using the last-in-first out (LIFO) method.

   The non-Fuel M & S, on the other hand, are valued using the moving average method and valued using the moving average method and can be further broken down into the non-fuel M & S of NPC plants and areas and those non-Fuel M & S assigned to private IPPs.

  H.  Deferred Taxes and Duties

   By virtue of FIRB# 17-87 of the Department of Finance, the Corporation is exempt from payment of taxes and duties on local oil purchases. Oil suppliers bill NPC at gross selling price inclusive of taxes and duties. Fuel deliveries and consumption are recorded in the books net of taxes and duties. Said taxes and duties are recognized as Deferred Taxes and Duties representing claims from the Bureau of Internal Revenue and Bureau of Customs. Upon receipt of Tax Credit Certificates (TCC), the refund is debited to Accounts Receivable-Others and a colollary entry is made by a debit to Other Expense and a credit to Other Income.

  I.  Accounting for Foreign Exchange Fluctuation

   Transactions denominated in foreign currencies are recorded at standard booking rate and then restated at the end of the year using the rate of exchange ruling at the balance sheet date. Foreign exchange differentials accruing on loans for projects under construction are recorded as project cost while differentials on the restatement of outstanding loans used for operating plants are debited to deferred FOREX Differential account and are amortized over the remaining life of the loan.

   On the other hand, foreign exchange difference from restatement of working capital loans are recorded as gain/loss on foreign exchange (Forex) fluctuation. Payments of loans and interest thereof are recorded at prevailing exchange rate at date of transaction. Any difference thereof from the booking rate is likewise treated as gain/loss on Forex fluctuation.

  J.  Accounting for BOT Projects

   Total capacity fees for the duration of the cooperation period are recognized outright in the books by a debit to Electric Plant under Capital Lease account and a corresponding credit to Lease Obligation under the Long-Term Debts. Hopewell Pagbilao and Sual Coal Fired Thermal Power Plant are amortized over 29 and 25 years, respectively while the rest of BOT assets are amortized over 20 years.

   Lease Obligation denominated in foreign currencies are restated at year-end standard booking rates. Foreign exchange differentials on these restatements are debited to the Deferred FOREX Differential and amortized over the remaining economic life of the individual IPP plants.

  K.   Income Determination

   The Corporation uses the accrual method and an all inclusive concept of income determination wherein all ordinary and extraordinary items pertaining to current period are considered in computing net income while items applicable to prior periods are recorded as adjustment of prior years' income and are reflected in the Statement of Retained Earnings.

  L.  Composition of Rate Base

   Rate Base is the average value of the net fixed assets in operation at the beginning and at the end of each year. The value of net fixed assets in operation equals the gross value of the operating assets less the amount of accumulated depreciation.

   Plants undergoing major rehabilitation/repair and which are out of operation for less than one calendar year are included in the computation of Rate Base.

3. Utility Plant

   Total Utility Plant consists of the following:

                                                       Historical Cost       Appraised Cost
                                                    --------------------- ---------------------
Plant Type                                                  2001                  2001
----------                                          --------------------- ---------------------
ELECTRIC PLANTS SERVICE:
DEPRECIABLES:
  Steam Production Plant........................... (Peso) 74,983,944,816 (Peso)164,650,140,807
  Hydraulic Production Plant.......................        16,016,984,144        94,379,263,510
  Other Production Plant...........................        18,153,230,133        38,439,987,459
  Transmission Plant...............................       104,214,228,788       158,180,182,240
  Distribution Plant...............................            71,730,213           166,399,209
  General Plant....................................             7,182,894            10,713,968
LANDS AND LANDHOLDINGS:
  Steam Production Plant...........................           632,318,826         1,622,737,814
  Hydraulic Production Plant.......................           222,211,238         1,624,921,710
  Other Production Plant...........................            18,694,702           120,134,221
  Transmission Plant...............................           973,028,030         2,501,666,344
  General Plant....................................            10,394,260         1,462,241,000
EPS Land on Lease..................................                     0                     0
OTHER UTILITY PLANTS:..............................         7,424,187,688        10,960,217,087
                                                    --------------------- ---------------------
                                                    (Peso)222,728,135,732 (Peso)474,118,605,369
                                                    --------------------- ---------------------
ACCUMULATED DEPRECIATION and DEPLETION DEPRECIATION
Steam Production Plant.............................        23,570,950,991        66,476,026,390
Hydraulic Production Plant.........................         6,978,228,405        60,257,116,228
Other Production Plant.............................         9,901,848,788        22,043,201,989
Transmission Plant.................................        25,032,192,192        60,088,378,119
Distribution Plant.................................            73,128,431           198,277,428
General Plant......................................            56,746,239            70,470,329
DELETION...........................................         5,599,633,089        16,483,657,160
OTHER UTILITY PLANTS...............................         3,199,612,872         5,742,786,961
                                                    --------------------- ---------------------
                                                           74,412,341,007       231,359,914,604
                                                    ===================== =====================
NET UTILITY PLANTS................................. (Peso)148,315,794,725 (Peso)242,758,690,765
                                                    ===================== =====================

4. Construction Work in Progress (CWIP)

   Cost of projects under constructions is presented as Construction Work in Progress while stock inventory intended for projects but still in the custody and within the responsibility of project custodians and stock inventory still in transit are segregated from the account and classified under Investment and Other Assets, as follows:

                                                                  2001
                                                          --------------------
  Construction Work in Progress -- Work Order............ (Peso)27,310,991,924
  Construction Work in Progress -- Materials and Supplies        1,843,961,666
                                                          --------------------
                                                          (Peso)29,154,953,590
                                                          ====================

5. Electric Plant under Capital Lease

   This account represents the total computed capacity fees of BOT Projects for the duration of the cooperation period.

                                                       2001
                                              ---------------------
           Electric Plant under Capital Lease (Peso)432,378,241,532
           Accumulated Amortization..........       (65,205,069,653)
                                              ---------------------
                                              (Peso)367,173,171,879
                                              =====================

6. Investment in Government and Other Corporations

   Investments in government and other corporations consist substantially of investments in sinking funds held for the Corporation's long-term bonds payable.

7. Non-Utility Property

   Non-utility property account consists of:

                                                          Appraised
                                  Historical Cost           Cost
                                -------------------- --------------------
                                       2001                 2001
                                -------------------- --------------------
       Non-Utility lands....... (Peso)   138,873,244 (Peso)   516,113,713
       Non-Utility Plants......       11,134,305,549       38,940,300,204
                                -------------------- --------------------
                                      11,273,178,793       39,456,413,917
                                -------------------- --------------------
       Accumulated Depreciation (Peso) 8,524,981,138 (Peso)33,495,450,049
                                -------------------- --------------------
       NON-UTILITY PROPERTY Net (Peso) 2,748,197,655 (Peso) 5,960,963,868
                                ==================== ====================

8. Account & Other Receivables

   This account consist of:

                                                     2001
                                             -------------------
               Non-Current Receivables...... (Peso)5,122,080,697
               Non-Current Power Receivables         952,052,124
               Non-Current Lease Receivable.           2,818,529
                                             -------------------
               Total........................       6,076,951,350
               Allowance for Bad-Debts......        (627,324,066)
                                             -------------------
               Net.......................... (Peso)5,449,627,284
                                             ===================

   Non-current receivable includes the (Peso)1.694 Billion Royalty Fees paid to PNOC-EDC for the unutilized geothermal energy for July 1996 to December 1998 and the (Peso)3.133 Billion receivables from MWSS for their utilization of Angat Dam pursuant to the optimization project of the government from 1992 to 1997.

9. Other Assets

   Other assets substantially consists of:

                                                           2001
                                                   --------------------
         Stored Energy -- Leyte A & B............. (Peso) 5,241,828,596
         Cash-Restricted..........................       23,119,379,487
         Investment in Maintenance Eng'g Ctr......          208,372,493
         Advances to San Roque Non-Power Component       19,577,538,268
         Stock for Disposal.......................           48,651,246
                                                   --------------------
           TOTAL.................................. (Peso)48,195,770,090
                                                   ====================

   The Cash Restricted pertains to the funds intended for the purposes other than current operations and therefore not immediately available to management for any disbursement transactions other than its specified purpose.

   Stored energy which is booked under Court and other Deposit is presented in the Balance Sheet as Other Assets in the amount of (Peso)2.016 Billion and
(Peso)3.226 Billion for Leyte A&B, respectively. The said amounts represent advance payments made to PNOC-EDC for the cost of contracted energy for Leyte A&B.

   The San Roque Multi Purpose Project (SRMP) pertains to the construction of the Non-Power components such as Watershed management, water quality, flood control and irrigation of the project. The Memorandum of Agreement (MOA) covering this said project provides that NPC shall be reimbursed by Department of Agriculture/National Irrigation Administration, Department of Environment and Natural Resources (DENR) and Department of Public Works and Highways (DPWH) in the amount and terms specified in the MOA, through the Department of Finance
(DOF).

10. Cash and Cash Equivalents

   This account is composed of:

                                            2001
                                     -------------------
                        Cash in Bank (Peso)1,435,462,752
                        Cash on Hand         174,785,445
                        Working Fund          38,026,330
                                     -------------------
                                     (Peso)1,648,274,527
                                     ===================

11. Power Customers Receivables

   Receivable from power customers consists of:

                                                     2001
                                             --------------------
              Power Receivables............. (Peso)17,113,145,790
              Accrued Utility Revenue.......        5,309,507,692
              Restructured Power Receivables          143,347,323
                                             --------------------
              Total.........................       22,566,000,805
              Allowance for Bad Debts.......       (2,912,284,216)
                                             --------------------
                                             (Peso)19,653,716,589
                                             ====================

12. Other Receivables

   Other receivables consists of:

                                                         2001
                                                 -------------------
           Tax Credit Certificates.............. (Peso)  755,598,162
           Receivables from National Government.       1,934,240,033
           Interest.............................         269,193,021
           Rent.................................         333,406,326
           Receivables from Officers & Employees          10,196,954
           Recoverable from Insurance Co........             725,680
           Receivable -- Others.................       2,483,472,825
                                                 -------------------
           Total................................       5,786,833,001
           Allowance for Bad Debts..............        (468,885,034)
                                                 -------------------
                                                 (Peso)5,317,947,967
                                                 ===================

   Receivable -- Others account consists of:

                                                      2001
                                               -------------------
              Receivables from Private Co..... (Peso)2,142,518,270
              Others..........................         261,161,770
              Receivable -- Fuel Oil Suppliers          79,792,785
                                               -------------------
                                               (Peso)2,483,472,825
                                               ===================

13. Materials and Supplies for Operation

   The account consists of:

                                                           2001
                                                   --------------------
         Materials, Supplies & Equip. Invty....... (Peso) 5,628,661,463
         Asset in Trust for Prvt. Pwr. Contractors        3,379,023,176
         MSE in Transit -- Operating Plants.......        1,527,317,639
         Stock Transfer Clearing Accounts.........        1,086,359,556
         Diesel...................................           99,725,462
         Materials, Supply Temporary Adj..........           71,519,879
         Coal.....................................          573,194,759
         Fuel Oil.................................          388,198,152
         Aviation Fuel & Other Oil Products.......          120,561,981
         Thermal Chemicals........................           54,533,612
         Stock for Transshipment..................           21,086,371
         Fuel Temporary Adjustment Acct...........          100,418,828
         Gasoline.................................            2,365,570
                                                   --------------------
         Total.................................... (Peso)13,052,966,448
                                                   ====================

14. Advances

   Advances consist of:

                                                          2001
                                                    -----------------
          Advances to Contractors.................. (Peso)195,001,111
          Advances to Philippine Geothermal........        39,647,320
          Advances to Gov't Bodies and Institutions        35,078,772
                                                    -----------------
          Total.................................... (Peso)269,727,203
                                                    =================

15. Prepayments

   Prepayments consist of:

                                                     2001
                                               -----------------
               Marginal and Guaranty Deposits* (Peso)676,132,599
               Prepaid Charges/Expenses.......        14,975,158
                                               -----------------
               Total.......................... (Peso)691,107,757
                                               =================

--------
* This consist of transactions requiring deposits to guarantee for the fulfilment of an obligation.

16. Deferred Charges

   Deferred charges includes:

                                                       2001
                                               ---------------------
           Deferred FOREX Differential........ (Peso)251,763,753,104
           Other Deferred Debits..............         6,471,947,205
           Deferred Taxes & Duties............         3,442,810,037
           Preliminary Surveys & Investigation         1,313,273,937
           Deferred Financial Assistance......         1,078,284,083
           Discount on NPC Bonds Payable......           478,492,943
           Deferred Repairs & Maintenance.....           150,268,842
           Other..............................           213,754,586
                                               ---------------------
           Total.............................. (Peso)264,912,584,737
                                               =====================

   The Deferred FOREX Differential mainly includes the restatement of the outstanding balances of foreign currency denominated loans and lease obligation on BOT plants while the bulk of Other Debits includes expenses set up for the SPEED benefits of NPC employees. The Deferred Taxes and Duties pertain to the tax and duty exemption privileges of the Corporation in its purchase of petroleum products which are paid by the Corporation at gross. Such taxes and duties shall become refundable by tax collecting agencies such as BIR and the Bureau of Customs.

17. Contingent Assets/Surplus

   The account consists of disallowances in post-audit, as well as claims for unrelieved losses of NPC properties and claims for all established inventory shortages of Property Custodians. The contra account for these Contingent Assets is Contingent Surplus which is presented as part of the capital accounts in the Balance Sheet.

18. Capital Stock

   No additional Capital Stock was issued in 2001. The last issuance was made in 1999 equivalent to 5,918,550 shares representing partial payment of the stock dividend declared in CY 1994.

19. Donated Capital

   These are grants received from foreign governments and lending institutions which were used to finance the implementation of various projects of NPC.

20. Retained Earnings

   Retained Earnings were appropriated for Bond Sinking Fund equivalent to 5% of Net Operating Income as provided for by the NPC Charter.

21. Long-Term Debts

   This account consists of:

                                                          2001
                                                  ---------------------
         Foreign Loans & Other Long-term Debts... (Peso)204,702,339,727
         NPC Bonds Payable.......................       100,042,590,000
         Due to Phil. Gov't & its Agencies.......         7,427,305,978
         KEPCO Security Deposit..................         3,521,174,000
                                                  ---------------------
         Total................................... (Peso)315,693,409,705
                                                  ---------------------
         Less: Current Portion
         -- Foreign Loans & Other Long-term Debts        17,301,773,678
         -- NPC Bonds Payable....................         7,710,600,000
         -- Due to Phil. Gov't & its Agencies....           545,575,088
                                                         25,557,948,766
                                                  ---------------------
         Total................................... (Peso)290,135,460,939
                                                  =====================

   Foreign loans are restated at year-end based on the following BSP guiding rates on foreign currencies:

                                                    BP
                                                 Guiding
                                                  Rates
                                                 --------
                                                 12-31-01
                                                 --------
                      Dollar............. $1     51.4040
                      Yen................ (Yen)1   .3904
                      Austrian Schilling. AS1     3.2990
                      Deutsche Mark...... DM1    23.2100
                      French Franc....... FF1     6.9204
                      Swiss Franc........ SFR1   30.6177
                      Great Britain Pound GBP1   74.7106

22. Notes Payable

   This account consist of short term loan availed from the Bureau of treasury and due for payment in February 2002.

23. Lease Obligation -- BOT

   This account consists of:

                                                2001
                                        ---------------------
                  Lease Obligation..... (Peso)535,429,748,488
                  Less: Current Portion        30,392,832,482
                                        ---------------------
                  Total................ (Peso)505,036,916,006
                                        =====================

   Total capacity fees for BOT Plants were recorded as Electric Plant under Capital Lease with a corresponding credit to Lease Obligations. Estimated capacity fees amounting to (Peso)30 Billion payable in 2001 was set-up to current liabilities under the Current Portion of Lease Obligation account.

24. Deposits and Trust Funds

   The account substantially consists of the (Peso)4.278 Billion total payments made thru Escrow agent representing 60% of the service fees required in the provisional agreement executed with Philippine Geothermal, Inc. (PGI). The original service contract with PGI expired on September 30, 1996.

25. Deferred Credits

   Deferred Credits include advances for other work in progress, advances from Bureau of Treasury for servicing the indebtedness of NPC.

26. FOREX Recovery

   For proper matching of cost and revenue, recovery from FOREX I, which is a recovery of peso fluctuation on principal repayments, is recorded as other income while FOREX II, which is a recovery of foreign denominated other operating expenses is recorded as part of operating revenue.

   Effective August 26, 1994, the corporation included in the customer's power bills Foreign Exchange Adjustment charges intended to recover the Corporation's foreign exchange losses arising from the servicing of its principal indebtedness (FOREX I) and related foreign operating expenses (FOREX II).

27. Privatization and Subsidiarization

   Pursuant to Board Resolution No. 96-148 dated June 24, 1996, privatization related expenses were classified from Operating Expenses to Other Expenses. In 1997, these included the cost of retirement benefits such as gratuity pay, terminal and accrued leaves and expenses incurred by Privatization and Restructuring External Office (PREO). However, since the imminent privatization of NPC is clearly unrelated to its ordinary and typical activities, which is expected to benefit one or more future periods, the corresponding cost of retirement benefits, such as gratuity pay, terminal and accrued leaves related to operation was treated as deferred debits to be amortized over two (2) years starting the succeeding year, while the cost of benefit pertaining to Engineering was treated as part of the Construction Work in Progress.

   For CY 2001, the amount certified for obligation is (Peso)170 Million and
(Peso)1,630 Million for Engineering and Non-Engineering, respectively.

28. Taxes & Licenses

   Pursuant to BIR Ruling #018-2000, Section 32 (B) (7) (b) of the Code (supra) dated January 20, 2002, the income of the National Power Corporation from its operations as a public utility shall be exempt from corporate income tax.

   The enactment of the local government code has empowered the Local Government Units to create their own sources of revenue and to levy taxes. Pursuant to this, effective January 1992, the payment of realty, franchise tax and Local Government Unit's share in the national wealth became a contracted obligation of NPC. Total taxes in 2001 amounted of (Peso)1.178 Billion.

29. PNOC-EDC Shortfall Billings

   PNOC-EDC has informed the Corporation that it has outstanding receivables on fuel shortfall from NPC in the amount of (Peso)754.0 Million. The account has been left under advisement until the same can be included in the design of NPC power rates. NPC has not recognized this account.

30. Pending Cases

   The Corporation has contingent claims in several lawsuits amounting to
(Peso)342.24 million while its contingent liabilities amount to a total of
(Peso)15.236 billion.

31. Court and Other Deposits

   This account includes the amount deposited with the provincial, municipal or city courts and with other entities as a guaranty for the fulfillment of obligation and for other purposes.

     REPORT OF COMMISSION ON AUDIT, AUDITORS TO NATIONAL POWER CORPORATION

                          REPUBLIC OF THE PHILIPPINES
                              COMMISSION ON AUDIT
                 Commonwealth Avenue, Quezon City, Philippines

              STATE AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

The Board of Directors
National Power
Corporation Diliman,
Quezon City

   We have audited the accompanying balance sheet of the National Power Corporation as of December 31, 2000, and the related statements of income, retained earnings, and cash flows for the year then ended, pursuant to Section 2, Article IX-D of the Philippine Constitution and pertinent provisions of the Presidential Decree No. 1445. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an option on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted state auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement/s. Our audit included examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. It also included assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

   As discussed in Finding 1, the cash in bank balance is unreliable as it included abnormal and closed accounts, and deposits not yet posted by the banks in the amount of (Peso)32.088M. Likewise, as stated in Finding 2, the balance of Materials and Supplies for Operation account is doubtful due to the substantial difference between the balance per book and balance per count amounting to (Peso)347.225M and the inclusion of (Peso)44.238M worth of obsolete and unserviceable stocks.

   As disclosed in Note 32 to the financial statements, the Corporation is a defendant in several lawsuits involving a total of (Peso)7,922 billion and a claimant in other lawsuits amounting to (Peso)3,376 billion. The ultimate outcome of these lawsuits cannot presently be determined and no provision for any contingent liability that may result has been made in the financial statements.

   In our opinion, except for the effects of the matters discussed in the two preceding paragraphs, the financial statements referred to above present fairly, in all material respects, the financial position of the National Power Corporation as of December 31, 2000, and the results of its operations and its cash flows for the year then ended in accordance with applicable laws, rules and regulations and in conformity with generally accepted state accounting principles.

                                              COMMISSION ON AUDIT

                                              BY:  /s/  NORBERTO D. CABIBIHAN
                                                  -----------------------------
                                                      Norberto D. Cabibihan
                                                         State Auditor V
                                                        Auditor-In-Charge


May 14, 2001

                          NATIONAL POWER CORPORATION

                           AUDITED INCOME STATEMENT
                For the Years Ended December 31, 1999 and 2000

                                                              1999                  2000
                                                      --------------------  ---------------------
                                                              pesos                 pesos
OPERATING REVENUES
  Utility Operating Income........................... (Peso)65,229,050,334  (Peso) 66,632,376,294
   Add: Fuel Cost Adjustment.........................       24,400,940,028         31,688,162,750
    Other Demand and Energy Adjustment income........           68,488,324            113,235,032
    Forex Adjustments................................        1,614,171,396          1,691,150,626
    Transmission Svcs Operating Income...............          279,956,566          2,038,817,194
                                                      --------------------  ---------------------
   Total Operating Revenues..........................       91,592,606,648        102,163,741,896
   Less: Prompt payment Discount.....................          730,098,997            788,318,396
    Voltage Discount.................................          569,806,335            594,472,349
    Power factor Adjustment Income...................          607,034,839            661,536,002
                                                      --------------------  ---------------------
NET OPERATING REVENUE................................       89,685,666,477        100,119,415,149
                                                      --------------------  ---------------------
OPERATING EXPENSES
  Generation.........................................       51,861,373,373         59,314,800,427
  Depreciation and Depletion (Note 2A & 2B)..........        4,193,443,806         13,304,703,750
  Amortization -- Elec. Plant Under Capacity Lease...        8,946,617,561         15,327,380,562
  Transmission & Distribution........................        1,609,049,474          1,887,484,052
  Administration & General Lease.....................        1,987,579,458          1,755,975,451
  Other Operating Expenses...........................        1,981,223,689          2,531,399,177
  Bad Debts (Note 2F)................................          617,471,966            560,015,907
                                                      --------------------  ---------------------
   Total Operating Expenses..........................       81,196,759,327         94,681,759,326
                                                      --------------------  ---------------------
OPERATING INCOME.....................................        8,488,907,150          5,437,655,823
                                                      --------------------  ---------------------
OTHER INCOME
  Subsidy/(Tax Credit Certificate)...................           69,440,348                     --
  Interest Income (Net of Withholding Tax)...........          465,030,689          1,251,994,599
  Revenues from Lease of Electric Plant..............          165,044,938            157,223,306
  Discount Amortization -- Debt Buy Back.............          119,035,527                     --
  Forex Recovery (Note 25)...........................        8,205,425,841         14,723,293,764
  Gain on Retirement of Asset........................              148,331              1,282,965
  Miscellaneous Income...............................          402,843,831            354,492,665
                                                      --------------------  ---------------------
   Total Other Income................................        9,426,969,505         16,488,287,299
                                                      --------------------  ---------------------
INTEREST AND OTHER CHARGES
  Interest Expense...................................       12,954,658,624         15,064,480,046
  Subsidy/Tax Credit Certificate.....................           69,440,348                     --
  Depreciation -- Other Plants/Property..............          854,331,587          1,110,831,704
  Finance & Other Bank Charges.......................        1,717,928,991          2,207,844,618
  Privatization & Subsidiarization Expense (Note 26).          448,865,614            782,554,777
  Amortization -- Deferred Forex Differential........        7,345,360,953         14,605,367,977
  Loss on FOREX Fluctuation..........................          324,534,235          1,061,801,370
  Loss (Gain on Diesel/Fuel Transfer)................          (31,335,122)            14,379,872
  Miscellaneous Expenses.............................          185,450,506             42,450,294
                                                      --------------------  ---------------------
   Total Interest and Other Charges..................       23,869,235,736         34,889,710,658
                                                      --------------------  ---------------------
NET INCOME/(LOSS).................................... (Peso)(5,953,359,081) (Peso)(12,963,767,536)
                                                      ====================  =====================

                See accompanying Notes to Financial Statements.

                          NATIONAL POWER CORPORATION

                             AUDITED BALANCE SHEET
                       As at December 31, 1999 and 2000

                                                                                                       1999
                                                                                               ---------------------
                                                                                                       pesos
ASSETS
UTILITY PLANT at Appraised Values (Notes 2 & 3)............................................... (Peso)477,323,171,780
  Less: Accum. Depr'n and Depletion (Notes 2 & 3).............................................       221,875,070,379
                                                                                               ---------------------
  Net Utility Plant...........................................................................       255,448,101,401
  Construction Work in Progress (Note 4)......................................................        22,159,382,891
                                                                                               ---------------------
   Total Utility Plant........................................................................       277,607,484,292
                                                                                               ---------------------
EPS under CAPITAL LEASE (Note 5)..............................................................       350,860,269,346
                                                                                               ---------------------
INVESTMENTS and OTHER ASSETS
  Investment in Government and Other Corporations (Note 6)....................................           136,837,178
  Non-Utility Property -- Net (Note 7)........................................................         2,609,173,343
  Accounts and Other Receivables -- Net (Note 8)..............................................         5,447,430,506
  Constr. Work in Progress -- Mat'ls and Supplies (Note 4)....................................         2,662,774,289
  Other Assets (Note 9).......................................................................        35,796,320,125
                                                                                               ---------------------
   Total Investments and Other Assets.........................................................        46,652,535,441
                                                                                               ---------------------
CURRENT ASSETS
  Cash and Cash Equivalents (Note 10).........................................................         3,487,637,621
  Accounts Receivables
Power Customers -- Net (Note 11)..............................................................        13,247,044,313
  Others -- Net (Note 12).....................................................................         2,957,382,546
  Materials and Supplies for Operation (Note 13)..............................................        12,167,667,587
  Advances (Note 14)..........................................................................         1,122,626,627
  Prepayments (Note 15).......................................................................           789,216,744
  Court and Other Deposits....................................................................           167,039,668
  Cash Advances -- Officers and Employees.....................................................             7,406,071
                                                                                               ---------------------
   Total Current Assets.......................................................................        33,946,021,177
                                                                                               ---------------------
DEFERRED CHARGES (Note 16)....................................................................       151,609,042,292
                                                                                               ---------------------
CONTINGENT ASSETS (Note 17)...................................................................         1,421,294,485
                                                                                               ---------------------
TOTAL ASSETS..................................................................................       862,096,647,033
                                                                                               =====================
PROPRIETARY CAPITAL and LIABILITIES
PROPRIETARY CAPITAL
  Capital Stock (Peso)100 par value
  Authorized -- (Peso)50,000,000,000 divided into 500,000,000 shares Issued -- 270,488,708 in
   1999 (Note 18)............................................................................. (Peso) 27,048,870,789
  Donated Capital (Note 19)...................................................................         4,027,817,707
  Retained Earnings (Note 20).................................................................        (2,828,670,820)
  Appraisal Capital...........................................................................        95,703,365,584
  Contingent Surplus..........................................................................         1,421,294,485
                                                                                               ---------------------
   Total Proprietary Capital..................................................................       125,372,677,745
                                                                                               ---------------------
LONG-TERM DEBTS (Net of Current Portion) (Note 21)............................................       238,824,977,288
                                                                                               ---------------------
LEASE OBLIGATION -- BOT (Note 22).............................................................       406,200,592,454
                                                                                               ---------------------
CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses.......................................................        27,028,142,497
  Retention on Contract Payments..............................................................         1,215,100,022
  Deposits and Trust Funds (Note 21 & Note 23)................................................         2,831,854,735
  Dividends Payable...........................................................................            30,215,838
  Lease Payable (Note 22).....................................................................        22,122,560,635
  Notes Payable...............................................................................         1,550,000,000
  Interest Payable............................................................................         4,785,783,838
  Current Portion of Long-Term Debts..........................................................        30,681,544,941
                                                                                               ---------------------
   Total Current Liabilities..................................................................        90,245,202,506
                                                                                               ---------------------
DEFERRED CREDITS (Note 24)....................................................................         1,453,197,040
                                                                                               ---------------------
TOTAL PROPRIETARY CAPITAL and LIABILITIES..................................................... (Peso)862,096,647,033
                                                                                               =====================

                                                                                                       2000
                                                                                               ---------------------
                                                                                                       pesos
ASSETS
UTILITY PLANT at Appraised Values (Notes 2 & 3)............................................... (Peso)459,274,704,521
  Less: Accum. Depr'n and Depletion (Notes 2 & 3).............................................       215,469,607,490
                                                                                               ---------------------
  Net Utility Plant...........................................................................       243,805,097,031
  Construction Work in Progress (Note 4)......................................................        29,721,356,325
                                                                                               ---------------------
   Total Utility Plant........................................................................       273,526,453,356
                                                                                               ---------------------
EPS under CAPITAL LEASE (Note 5)..............................................................       360,033,658,714
                                                                                               ---------------------
INVESTMENTS and OTHER ASSETS
  Investment in Government and Other Corporations (Note 6)....................................           148,482,469
  Non-Utility Property -- Net (Note 7)........................................................         6,697,763,868
  Accounts and Other Receivables -- Net (Note 8)..............................................         5,254,143,176
  Constr. Work in Progress -- Mat'ls and Supplies (Note 4)....................................         2,337,790,548
  Other Assets (Note 9).......................................................................        39,550,039,561
                                                                                               ---------------------
   Total Investments and Other Assets.........................................................        53,988,219,622
                                                                                               ---------------------
CURRENT ASSETS
  Cash and Cash Equivalents (Note 10).........................................................         2,752,117,067
  Accounts Receivables
Power Customers -- Net (Note 11)..............................................................        20,828,032,941
  Others -- Net (Note 12).....................................................................         2,868,450,648
  Materials and Supplies for Operation (Note 13)..............................................        13,201,407,320
  Advances (Note 14)..........................................................................           578,111,970
  Prepayments (Note 15).......................................................................           830,017,909
  Court and Other Deposits....................................................................           103,171,487
  Cash Advances -- Officers and Employees.....................................................             3,398,735
                                                                                               ---------------------
   Total Current Assets.......................................................................        41,164,708,077
                                                                                               ---------------------
DEFERRED CHARGES (Note 16)....................................................................       259,646,293,722
                                                                                               ---------------------
CONTINGENT ASSETS (Note 17)...................................................................         1,414,670,644
                                                                                               ---------------------
TOTAL ASSETS..................................................................................       989,774,004,135
                                                                                               =====================
PROPRIETARY CAPITAL and LIABILITIES
PROPRIETARY CAPITAL
  Capital Stock (Peso)100 par value
  Authorized -- (Peso)50,000,000,000 divided into 500,000,000 shares Issued -- 270,488,708 in
   1999 (Note 18)............................................................................. (Peso) 27,048,870,789
  Donated Capital (Note 19)...................................................................         3,985,874,212
  Retained Earnings (Note 20).................................................................       (17,120,169,294)
  Appraisal Capital...........................................................................        95,801,691,348
  Contingent Surplus..........................................................................         1,414,670,644
                                                                                               ---------------------
   Total Proprietary Capital..................................................................       111,130,937,699
                                                                                               ---------------------
LONG-TERM DEBTS (Net of Current Portion) (Note 21)............................................       292,000,807,629
                                                                                               ---------------------
LEASE OBLIGATION -- BOT (Note 22).............................................................       485,805,843,742
                                                                                               ---------------------
CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses.......................................................        35,719,940,417
  Retention on Contract Payments..............................................................           755,480,126
  Deposits and Trust Funds (Note 21 & Note 23)................................................         3,371,462,068
  Dividends Payable...........................................................................            30,215,838
  Lease Payable (Note 22).....................................................................        25,827,603,184
  Notes Payable...............................................................................                    --
  Interest Payable............................................................................         5,650,902,433
  Current Portion of Long-Term Debts..........................................................        27,078,596,473
                                                                                               ---------------------
   Total Current Liabilities..................................................................        98,434,200,539
                                                                                               ---------------------
DEFERRED CREDITS (Note 24)....................................................................         2,402,214,526
                                                                                               ---------------------
TOTAL PROPRIETARY CAPITAL and LIABILITIES..................................................... (Peso)989,774,004,135
                                                                                               =====================

                See accompanying Notes to Financial Statements.

                          NATIONAL POWER CORPORATION

                        AUDITED STATEMENT OF CASH FLOWS
                For the Years Ended December 31, 1999 and 2000

                                                                                         1999                   2000
                                                                                 ---------------------  ---------------------
                                                                                         pesos                  pesos
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)............................................................... (Peso) (5,953,359,081) (Peso)(12,963,767,536)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
  Depreciation..................................................................        14,294,511,392         13,586,547,454
  Depletion.....................................................................           753,264,000            828,988,000
  Amortization of Capacity fee..................................................         8,946,617,561         15,327,380,562
  Amortization of Discount on Debt buy-back.....................................          (119,035,527)                    --
  Amortization of Bank Charges on DBB...........................................             9,962,289                     --
  Amortization of Bond issue cost...............................................            30,652,424            152,842,595
  Amortization of Bond Discount.................................................             9,963,499             11,462,239
  Amortization of Deferred Forex Differential...................................         7,345,360,954         14,605,367,976
  Amortization of SPEED Benefit.................................................           350,000,000            764,870,622
  Amortization of Financial Assistance..........................................            81,937,409            165,700,784
  Revaluation of Loan charged to Gain on FOREX Fluctuation......................         1,146,556,519            928,804,671
  Revaluation of KEPCO Trust Deposit charged to Gain on FOREX Fluctuation.......            53,465,355            369,964,579
  (Gain)/Loss on Retirement of Assets...........................................          (322,887,479)            (1,018,956)
  Currency Conversion from SDR to $.............................................                    --             23,889,996
  Condonation of loan charge to Gain on CERA....................................                    --               (119,823)
Changes in Operating Assets and Liabilities
Net of Effects from --
  Decrease (Increase) in:
   Power Customers Receivables..................................................        (1,176,350,447)        (7,535,155,800)
   Other Current Receivables....................................................         1,570,712,057              4,682,724
   Materials and Supplies for Operation.........................................           844,250,963         (1,128,710,214)
   Advances.....................................................................           267,949,820            (61,780,166)
   Prepayments..................................................................           (48,373,335)           (40,801,164)
   Court and Other Deposits.....................................................            34,260,374             55,527,490
   Cash Advances to Officer & Employees.........................................            (2,484,379)             4,007,336
   Invest. In Gov't Bonds and Other Corp........................................                (3,500)                    --
   Accounts and Other No-Current Receivable.....................................          (110,290,561)           215,859,341
   Other Assets (Note 9)........................................................           583,652,697            169,360,045
   Other Deferred Credits.......................................................        (1,793,966,475)          (293,771,019)
  Increase (Decrease) in:
   Accounts Payable and Accrued Exp.............................................         1,934,846,996          8,302,213,094
   Retention on Contract Payments...............................................        (1,119,686,267)          (452,393,281)
   Deposits and Trust Funds.....................................................         1,277,626,852            473,682,975
   Interest Payable.............................................................           460,333,227            866,052,193
   Other Deferred Credits.......................................................            56,962,833            616,658,446
  Receipt of Tax Credit Certificates............................................            69,440,348
  Correction of Prior Years Income..............................................          (374,242,385)          (877,590,036)
Total Adjustments...............................................................        35,055,007,214         47,082,432,663
                                                                                 ---------------------  ---------------------
Net Cash Provided for Operating Activities...................................... (Peso) 29,101,648,133  (Peso) 34,118,665,127
CASH FLOWS FROM INVESTING ACTIVITIES
  Construction Expenditures..................................................... (Peso)(10,928,332,771) (Peso) (9,712,223,717)
  Additions to:
   Utility Plant................................................................                    --                     --
   Non-Utility Property.........................................................                    --                     --
   Sale of Power Barges.........................................................         2,111,986,647                     --
   (Inc)/Dec in Preliminary Surveys and Investigations..........................            35,998,500             63,582,820
   (Inc)/Dec in Investment in MEC...............................................           (41,091,828)           (17,242,943)
Net Cash Used in Investing Activities...........................................        (8,821,439,452)        (9,665,883,840)
                                                                                 ---------------------  ---------------------

                          NATIONAL POWER CORPORATION

                For the Years Ended December 31, 1999 and 2000

                                                                          1999                   2000
                                                                  ---------------------  ---------------------
                                                                          pesos                  pesos
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings.....................................................        38,276,936,798          9,009,629,062
  Bond Flotation.................................................                               20,156,500,000
  Increase/Decrease in Notes Payable.............................        (5,400,310,000)        (1,550,000,000)
  Grants.........................................................           128,470,121            (41,943,495)
  Due to Phil. Government........................................         1,952,950,000
  Advances -- National Government................................         6,759,723,724            332,449,038
  Payment of Capacity Fees -- BOT................................       (13,402,372,593)       (23,412,699,784)
  Payment of Advances Bureau if Treasury.........................        (6,422,437,917)
  Payment of Loans...............................................       (19,930,683,900)       (28,016,150,082)
  Payment of KEPCO Deposit.......................................          (527,296,500)          (362,817,000)
  Advances to SRMPP Non-Power Components.........................        (4,883,096,133)        (7,248,322,544)
  (Increase)/Decrease in Bond Sinking Fund.......................           (11,645,291)           (11,645,291)
  (Increase)/Decrease in Other Assets -- Cash Restricted Account.       (16,696,646,888)         5,956,698,255
Net Cash Provided by Financing Activities........................       (20,156,408,579)       (25,188,301,841)
                                                                  ---------------------  ---------------------
Net Increase (Decrease) in Cash and Cash Equivalent..............           123,800,102           (735,520,554)
Cash and Cash Equivalents at Beginning of Year...................         3,363,837,519          3,487,637,621
                                                                  ---------------------  ---------------------
Cash and Cash Equivalents at End of Year......................... (Peso)  3,487,637,621  (Peso)  2,752,117,067
                                                                  =====================  =====================

                          NATIONAL POWER CORPORATION

                     NOTES TO AUDITED FINANCIAL STATEMENTS

1. Primary Function

   The primary function of the Corporation is the total electrification of the Philippines through the development of power from all sources to meet the needs of rural electrification, in coordination with/and supported by the agencies of the government.

2. Significant Accounting Policies

  A.  Utility Plant and Depreciation

   Utility plant is carried in the books at appraised values, except for additions during the year which are recorded at cost. These assets are revalued in consonance with NPC's loan covenants with creditor banks and in pursuant to SFAS No. 12 which permits revaluation of properties, plant and equipment.

  B.  Appraisal of Utility Plant

   Electric Plant in Service are recorded at appraised values in compliance with ADB's and World Bank's loan covenants and in pursuance to Statement of Financial Accounting Standard No. 12 which permits the appraisal of property, plant and equipment.

   An independent appraiser conducts the review and appraisal of NPC's assets once every four years. In the interim, NPC undertakes the internal revaluation which is adjusted when there are variances between internally appraised figures and those of the independent appraisers.

   The difference between the new over the old appraised values is recorded under the Appraisal Capital account. This account is treated as a permanent account and is not diminished by any depreciation charges, following Par. 17 of SFAS No. 12.

  C.  Capitalization of Interest

   Interest incurred on external borrowings which relate to capital projects in progress and prior to the commencement of operation are capitalized.

  D.  Allocation of Support Group Expenses

   Expenses of the Home Office Support Group are allocated between operation and construction. The allocation rate is based on the extent of support services rendered to operations and capital projects. The present ratio of operating expenses to capital expenses is 75/25.

   Cost Center services that cannot be clearly classified as well as expenses identified as having no direct effect to projects are treated as one hundred percent operating expenses.

  E.  Investments

   Local investments are valued at purchase price while foreign investments are recorded at the date of the transaction using standard booking rates equivalent to the Bangko Sentral ng Pilipinas ("BSP") guiding rate on the last working day of the preceding year. Foreign investment balances are then revalued at the end of each year using the BSP guiding rates.

   Interest earnings on placements follow the accrual method of accounting: however for short dated placements of less than a month, the interest earnings are recognized in the books at maturity dates.

  F.  Receivables

   Power and other receivables are stated net of allowance for doubtful accounts. Allowances are determined through the specific identification of uncorrectable accounts.

  G.  Materials and Supplies for Operation

   Materials and supplies for operation can be categorized into fuel (and other related product) and non-fuel. The Fuel M & S are composed of the fuel oil, diesel, coal & thermal chemical stocks used by NPC plants for power generation. These inventories are valued using the last-in-first out ("LIFO") method.

   The non-Fuel M & S, on the other hand, are valued using the moving average method and can be further broken down into the non-Fuel M & S of NPC plants and areas and those non-Fuel M & S assigned to private IPPs.

  H.  Deferred Taxes and Duties

   By virtue of FIRB# 17-87 of the Department of Finance, the Corporation is exempt from payment of taxes and duties on local oil purchases. Oil suppliers bill NPC at gross selling price inclusive of taxes and duties. Fuel deliveries and consumption are recorded in the books net of taxes and duties. Said taxes and duties are recognized as Deferred Taxes and Duties representing claims from the Bureau of Internal Revenue and Bureau of Customs. Upon receipt of Tax Credit Certificates, the refund is debited to Accounts Receivable-Others and a corollary entry is made by a debit to Other Expense and a credit to Other Income.

  I.  Accounting for Foreign Exchange Fluctuation

   Transactions denominated in foreign currencies are recorded at standard booking rate and then restated at the end of the year using the rate of exchange ruling at the balance sheet date. Foreign exchange differentials accruing on loans for projects under construction are recorded as project cost while differentials on the restatement of outstanding loans used for operating plants are debited to deferred FOREX Differential account and are being amortized over the remaining life of the loan.

   On the other hand, foreign exchange difference from restatement of working capital loans are recorded as gain/loss on foreign exchange ("FOREX") fluctuation. Payments of loans and interest thereof are recorded at prevailing exchange rate at date of transaction. Any difference thereof from the booking rate is likewise treated as gain/loss on Forex fluctuation.

  J.  Accounting Treatment for BOT Projects

   Total capacity fees for the duration of the cooperation period are recognized outright in the books by a debit to Electric Plant under Capital Lease account and a corresponding credit to Lease Obligation under the Long-Term Debts for the unpaid portion of the capital recovery fees. Hopewell Phgbilao and Sual Coal Fired Thermal Power Plant are amortized over 29 and 25 years, respectively while the rest of BOT assets are amortized over 20 years.

   Lease Obligation denominated in foreign currencies are restated at year-end exchange rate. Foreign exchange differentials on these restatements are debited to the Deferred FOREX Differential and amortized over the remaining life of the individual IPP contracts.

  K.  Income Determination

   The Corporation uses the accrual method and an all inclusive concept of income determination wherein all ordinary and extraordinary items pertaining to current period are considered in computing net income while items applicable to prior periods are recorded as adjustment of prior years' income and are reflected in the Statement of Retained Earnings.

  L.  Composition of Rate Base

   Rate Base is the average value of the net fixed assets in operation at the beginning and at the end of each year. The value of net fixed assets in operation equals the gross value of the operating assets less the amount of accumulated depreciation.

   Plants undergoing major rehabilitation/repair and which are out of operation for less than one calendar year are included in the computation of Rate Base.

3. Utility Plant

   Total Utility Plant consists of the following:

                                            Historical Cost                             Appraised Cost
                              ------------------------------------------- -------------------------------------------
Plant Type                            2000                  1999                  2000                  1999
----------                    --------------------- --------------------- --------------------- ---------------------
ELECTRIC PLANTS SERVICE:
DEPRECIABLES:
  Steam Production Plant..... (Peso)  2,401,438,789 (Peso) 93,242,558,971 (Peso)161,906,381,366 (Peso)176,817,191,945
  Hydraulic Production Plant.        15,456,345,730        15,423,627,526        75,332,683,228        75,274,954,111
  Other Production Plant.....        18,072,221,794        33,020,692,977        38,359,962,974        45,549,013,214
  Transmission Plant.........        92,427,736,077        88,397,402,919       146,231,837,733       142,143,255,486
  Distribution Plant.........            68,832,254            67,523,226           190,668,469           194,092,098
  General Plant..............             7,182,889            23,308,713            10,713,963            21,516,406
LANDS AND LANDHOLDINGS:
  Steam Production Plant.....           392,772,193           371,340,745         1,383,191,181         1,662,203,950
  Hydraulic Production Plant.           211,565,829           211,553,100         1,371,128,483         1,371,128,483
  Other Production Plant.....            12,788,102            12,287,365           114,227,621           140,753,229
  Transmission Plant.........           824,985,159           840,435,142         2,422,763,980         2,399,543,365
  General Plant..............            10,394,260            10,394,260         1,462,241,000         1,462,241,000
EPS Land on Lease............             6,860,182             6,860,182           187,738,000           187,738,000
OTHER UTILITY PLANTS.........         7,844,277,731         7,644,366,430        30,301,166,523        30,099,540,493
                              --------------------- --------------------- --------------------- ---------------------
                              (Peso)207,737,400,989 (Peso)239,272,351,556 (Peso)459,274,704,521 (Peso)477,323,171,780
                              ===================== ===================== ===================== =====================
ACCUMULATED DEPRECIATION and
 DEPLETION DEPRECIATION              57,231,335,472        51,645,032,660       175,635,075,424       183,287,659,482
Steam Production Plant.......        21,736,093,242        21,864,241,254        62,059,936,184        72,808,728,561
Hydraulic Production Plant...         6,111,537,732         5,765,211,520        39,478,622,052        37,802,977,287
Other Production Plant.......         8,970,854,204         9,390,244,225        20,463,118,405        23,191,527,304
Transmission Plant...........        20,385,801,627        14,603,496,654        53,494,085,665        49,346,265,644
Distribution Plant...........            22,262,428            20,903,942           133,162,789           132,162,511
General Plant................             4,786,239             9,935,065             6,150,329             5,998,175
DEPLETION....................         4,926,994,095         4,420,664,555        15,449,926,166        14,582,516,626
OTHER UTILITY PLANTS.........         3,409,049,148         3,140,561,939        24,384,605,900        24,004,894,271
                              --------------------- --------------------- --------------------- ---------------------
                                     65,567,378,715        59,215,259,154       215,469,607,490       221,875,070,379
                              --------------------- --------------------- --------------------- ---------------------
NET UTILITY PLANT............ (Peso)142,170,022,274 (Peso)180,057,092,402 (Peso)243,805,097,031 (Peso)255,488,101,401
                              ===================== ===================== ===================== =====================

4. Construction Work in Progress ("CWIP")

   Cost of projects under construction is presented as Construction Work in Progress while stock inventory intended for projects but still in the custody and within the responsibility of project custodians and stock inventory still in transit are segregated from the account and classified under Investment and Other Assets, as follows:

                                                                2000                 1999
                                                        -------------------- --------------------
Construction Work in Progress -- Work Order............ (Peso)29,721,356,325 (Peso)22,159,382,891
Construction Work in Progress -- Materials and Supplies        2,337,790,548        2,662,774,289
                                                        -------------------- --------------------
                                                        (Peso)32,059,146,873 (Peso)24,822,157,180
                                                        ==================== ====================

5. Electric Plant Under Capital Lease

   This account represents the total computed capacity fees of BOT Projects for the duration of the cooperation period.

                                            2000                   1999
                                   ---------------------  ---------------------
Electric Plant under Capital Lease (Peso)408,206,958,161  (Peso)383,706,188,231
Accumulated Amortization..........       (48,173,299,447)       (32,845,918,885)
                                   ---------------------  ---------------------
                                   (Peso)360,033,658,714  (Peso)350,860,269,346
                                   =====================  =====================

6. Investment in Government and Other Corporations

   Investments in governing and other corporations consists substantially of investments in sinking funds held for the Corporation's long-term bonds payable.

7. Non-Utility Property

   Non-utility property account consists of:

                                     Historical Coat                           Appraised Cost
                         ---------------------------------------- -----------------------------------------
Plant Type                       2000                1999                 2000                 1999
----------               -------------------- ------------------- -------------------- --------------------
Non-Utility Lands.......          138,873,244          78,881,838          516,113,713          211,573,354
Non-Utility Plants......       11,134,305,549       3,268,970,599       38,940,300,204       14,147,013,125
                         -------------------- ------------------- -------------------- --------------------
                         (Peso)11,273,178,793 (Peso)3,347,852,437 (Peso)39,456,413,917 (Peso)14,358,586,479
Accumulated Depreciation        8,228,432,138       2,835,195,701       32,758,650,049       11,749,413,136
                         -------------------- ------------------- -------------------- --------------------
NON-UTILITY PROPERTY Net (Peso) 3,044,746,655 (Peso)  512,656,736 (Peso) 6,697,763,868 (Peso) 2,609,173,343
                         ==================== =================== ==================== ====================

8. Account & Other Receivables

   This account consists of:

                                          2000                 1999
                                  -------------------  -------------------
    Non-Current Receivables...... (Peso)5,134,871,870  (Peso)5,230,034,203
    Non-Current Power Receivables         691,641,305          737,478,416
    Non-Current Lease Receivable.           1,725,811            7,721,205
                                  -------------------  -------------------
    Total........................       5,828,238,986        5,975,233,824
    Allowance for Bad-Debts......        (574,095,810)        (527,803,318)
                                  -------------------  -------------------
                                  (Peso)5,254,143,176  (Peso)5,447,430,506
                                  ===================  ===================

   Non-current receivable includes the (Peso)1.707 Billion Royalty Fees paid to PNOC-EDC for the unutilized geothermal energy from July 1996 to December 1998 and the receivables from MWSS for their utilization of Angat Dam regarding the Optimization project of the government from 1992 to 1997 in the amount of
(Peso)3.133 Billion.

9. Other Assets

   Other assets substantially consists of:

                                                  2000                 1999
                                          -------------------- --------------------
Stored Energy -- Leyte A & B............. (Peso) 5,665,717,199 (Peso) 5,837,985,907
Cash-Restricted..........................       13,885,246,025       19,841,944,280
Investment in Maintenance Eng'g Ctr......          177,978,802          160,735,859
Advances to San Roque Non-Power Component       19,781,905,736        9,918,437,300
Stock for Disposal.......................           39,191,799           37,216,779
                                          -------------------- --------------------
  TOTAL.................................. (Peso)39,550,039,561 (Peso)35,796,320,125
                                          ==================== ====================

   The Cash Restricted pertains to the funds intended for purposes other than current operations and therefore not immediately available to management for any disbursement transactions other than its specified purpose.

   Stored energy which is booked under Court and Other Deposit is presented in the Balance Sheet as Other Assets in the amount of (Peso)2.1 Billion and
(Peso)3.6 Billion for Leyte A & B, respectively. The said amounts represent advance payments made to PNOC-EDC for the cost of contracted energy for Leyte A & B.

   The San Roque Multi Purpose Project ("SRMPP") pertains to the construction of the Non-Power components such as Watershed Management, water quality, flood control and irrigation of the project. The Memorandum of Agreement ("MOA") covering this said project provides that NPC shall be reimbursed by Department of Agriculture/ National Irrigation Administration, Department of Environment and Natural Resources ("DENR") and Department of Public Works and Highways ("DPWH") in the amount and terms specified in the MOA through the Department of Finance ("DOF").

10. Cash and Cash Equivalents

   This account is composed of:

                                  2000                1999
                           ------------------- -------------------
              Cash in Bank (Peso)2,516,489,325 (Peso)3,380,768,734
              Cash on Hand         202,638,207          71,054,750
              Working Fund          32,989,535          35,814,137
                           ------------------- -------------------
                           (Peso)2,752,117,067 (Peso)3,487,637,621
                           =================== ===================

11. Power Customers Receivables

   Receivable from power customers consists of:

                                          2000                  1999
                                  --------------------  --------------------
   Power Receivables............. (Peso)16,207,805,757  (Peso)13,072,702,406
   Accrued Utility Revenue.......        6,996,635,855         2,091,859,866
   Restructured Power Receivables           32,988,379            44,996,557
                                  --------------------  --------------------
   Total.........................       23,237,429,991        15,209,558,829
   Allowance for Bad Debts.......       (2,409,397,050)       (1,962,514,516)
                                  --------------------  --------------------
                                  (Peso)20,828,032,941  (Peso)13,247,044,313
                                  ====================  ====================

12. Other Receivables

   Other receivables consists of:

                                              2000                 1999
                                      -------------------  -------------------
Tax Credit Certificates.............. (Peso)  886,417,504  (Peso)1,389,085,479
Receivables from National Government.         524,715,368          461,379,859
Interest.............................         177,165,297          126,698,452
Rent.................................         343,553,477          186,226,527
Receivables from Officers & Employees          10,488,868            9,346,022
Recoverable from Insurance Co........             296,375              844,764
Receivable -- Others.................       1,362,686,992        1,235,899,209
                                      -------------------  -------------------
Total................................       3,305,323,881        3,409,480,312
Allowance for Bad Debts..............        (436,873,233)        (452,097,766)
                                      -------------------  -------------------
                                      (Peso)2,868,450,648  (Peso)2,957,382,546
                                      ===================  ===================

   Receivable -- Others account consists of:

                                            2000                1999
                                     ------------------- -------------------
    Receivables from Private Co..... (Peso)  884,691,772 (Peso)  807,256,281
    Others..........................         394,766,493         303,964,373
    Receivable -- Fuel Oil Suppliers          83,228,727         124,678,555
                                     ------------------- -------------------
                                     (Peso)1,362,686,992 (Peso)1,235,899,209
                                     =================== ===================

13. Materials and Supplies for Operation

   The account consists of:

                                                  2000                  1999
                                          --------------------  --------------------
Materials, Supplies & Equip. Invty....... (Peso) 5,712,420,023  (Peso) 5,694,427,585
Asset in Trust for Prvt. Pwr. Contractors        3,351,277,661         2,320,555,691
MSE in Transit -- Operating Plants.......        1,618,746,906         1,098,507,522
Stock Transfer Clearing Accounts.........        1,087,415,136         1,252,973,045
Diesel...................................          198,941,236           212,680,728
Materials, Supply Temporary Adj..........          264,425,941           563,334,771
Coal.....................................          294,535,218           518,376,716
Fuel Oil.................................          525,538,218           370,745,697
Aviation Fuel & Other Oil Products.......          106,212,760            80,726,725
Thermal Chemicals........................           39,023,243            56,422,010
Stock for Transshipment..................           10,905,625            36,149,808
Fuel Temporary Adjustment Acct...........          (10,310,279)          (39,045,205)
Gasoline.................................            2,275,282             1,812,494
                                          --------------------  --------------------
Total.................................... (Peso)13,201,407,320  (Peso)12,167,667,587
                                          ====================  ====================

14. Advances

   Advances consists of:

                                                2000               1999
                                          ----------------- -------------------
Advances to contractors.................. (Peso)492,853,074 (Peso)1,010,969,959
Advances to Philippine Geothermal........        39,647,320          79,963,577
Advances to Gov't Bodies and Institutions        45,611,576          31,693,091
                                          ----------------- -------------------
Total....................................       578,111,970       1,122,626,627
                                          ================= ===================

15. Prepayments

   Prepayments consist of:

                                            2000              1999
                                      ----------------- -----------------
       Marginal and Guaranty Deposits (Peso)818,424,350 (Peso)777,284,674
       Prepaid Charges/Expenses......        11,593,559        11,932,070
                                      ----------------- -----------------
       Total......................... (Peso)830,017,909 (Peso)789,216,744
                                      ================= =================

16. Deferred Charges

   Deferred charges includes:

                                            2000                  1999
                                    --------------------- ---------------------
Deferred FOREX Differential........ (Peso)246,838,525,736 (Peso)139,665,309,290
Other Deferred Debits..............         6,742,680,023         5,814,685,369
Deferred Taxes & Duties............         3,444,606,897         3,314,058,192
Preliminary Surveys & Investigation         1,204,262,177         1,267,218,125
Deferred Financial Assistance......           751,244,247           891,055,649
Discount on NPC Bonds Payable......           227,969,433           231,723,933
Deferred repairs & Maintenance.....           202,930,073           250,983,825
Others.............................           234,075,136           174,007,909
                                    --------------------- ---------------------
Total.............................. (Peso)259,646,293,722 (Peso)151,609,042,292
                                    ===================== =====================

   The Deferred FOREX Differential mainly includes the restatement of the outstanding balances of foreign currency denominated loans and lease obligation on BOT plants while the bulk of Other Debits includes expenses set up for the SPEED benefits of NPC employees. The Deferred Taxes and Duties pertains to the tax and duty exemption privileges of the Corporation in its purchase of petroleum products which are paid by the Corporation at gross. Such taxes and duties shall become refundable by tax collecting agencies such as BIR and the Bureau of Customs.

17. Contingent Assets/Surplus

   The account consists of disallowances in post-audit, as well as claims for unrelieved losses of NPC properties and claims for all established inventory shortages of Property Custodians. The contra account for these Contingent Assets is Contingent Surplus which is presented as part of the capital accounts in the Balance Sheet.

18. Capital Stock

   No additional Capital Stock was issued in 2000. The last issuance was made in 1999 equivalent to 5,918,550 shares representing partial payment of the stock dividend declared in CY 1994.

19. Donated Capital

   These are grants received from foreign governments and lending institutions which were used to finance the implementation of various projects of NPC.

20. Retained Earnings

   Retained Earnings were appropriated for Bond Sinking Fund equivalent to 5% of Net Operating Income as provided by the NPC Charter.

21. Long-Term Debts

   This account consists of:

                                                 2000                  1999
                                         --------------------- ---------------------
Foreign Loans & Other Long-term Debts... (Peso)231,875,748,698 (Peso)218,304,926,003
NPC Bonds Payable.......................        75,919,480,000        41,591,130,000
Due to Phil. Gov't & its Agencies.......         7,409,330,404         6,123,391,726
KEPCO Security Deposit..................         3,874,845,000         3,487,074,500
                                         --------------------- ---------------------
                                               319,079,404,102       269,506,522,229
                                         --------------------- ---------------------
Less Current Portion
-- Foreign Loans & Other Long-term Debts        26,893,420,701        30,532,238,909
-- Due to Phil. Gov't & its Agencies....           185,175,772           149,306,032
                                                27,078,596,473        30,681,544,941
                                         --------------------- ---------------------
Total................................... (Peso)292,000,807,629 (Peso)238,824,977,288
                                         ===================== =====================

   Foreign loans are restated at year-end based on the following BSP guiding rates on foreign currencies:

                                             BSP Guiding Rates
                                             -----------------
                                             12-31-00 12-31-99
                                             -------- --------
                  Dollar............. $1     49.9980  40.3130
                  Yen................ (Yen)1  0.4368    .3938
                  Austrian Schilling. AS1     3,3788   2.9502
                  Deutsche Mark...... DM1    23.7715  20.7560
                  French Franc....... FF1     7.0878   6.1887
                  Swiss Franc........ SFR1   30.5873  25,2936
                  Great Britain Pound GBP1   74.7470  65.1055

22. Lease Obligation -- BOT

   This account consists of:

                                     2000                  1999
                             --------------------- ---------------------
       Lease Obligation.....       511,633,446,926       428,323,153,089
       Less: Current Portion        25,827,603,184        22,122,560,635
                             --------------------- ---------------------
                             (Peso)485,805,843,742 (Peso)406,200,592,454
                             ===================== =====================

   Total capacity fees for BOT Plants were recorded as Electric Plant under Capital Lease with a corresponding credit to Lease Obligations. Estimated capacity fees amounting to (Peso)26 billion payable in 2000 was set-up to current liabilities under the Current Portion of Lease Obligation account.

23. Deposits and Trust Funds

   The account substantially consists of the (Peso)3.176 Billion total payments made through Escrow agent representing 60% of the service fees required in the 90 day provisional agreement executed with Philippine Geothermal. The original service contract with PGI expired on September 30, 1996.

24. Deferred Credits

   Deferred Credits include advances for other work in progress, advances from Bureau of Treasury for servicing the indebtedness of NPC.

25. FOREX Recovery

   For proper matching of cost and revenue, recovery from FOREX I, which is a recovery of peso fluctuation on principal repayments, is recorded as other income while FOREX II is a recovery of foreign denominated other operating expenses is recorded as part of operating revenue.

   Effective August 26, 1994, the corporation included in the customer's power bills Foreign Exchange Adjustment charges intended to recover the Corporation's foreign exchange losses arising from the servicing of its principal indebtedness ("FOREX I") and related foreign operating expenses ("FOREX II").

26. Privatization and Subsidization

   Pursuant to Board Resolution No. 96-148 dated June 24, 1996, privatization related expenses were classified from Operating Expenses to Other Expenses. In 1997, these include the cost of retirement benefits such as gratuity pay, terminal and accrued leaves and expenses incurred by Privatization and Restructuring External Office ("PREO"). However, since the imminent privatization of NPC is clearly unrelated to its ordinary and typical activities, which is expected to benefit one or more future periods, the corresponding cost of retirement benefits, such as gratuity pay, terminal and accrued leaves related to operation was treated as deferred debits to be amortized over two (2) years starting the succeeding year, while, the cost of benefit pertaining to Engineering was treated as part of the Construction Work in Progress.

   For CY 2000, the amount certified for obligation in 2001 is (Peso)190 Million and (Peso)1,940 Million for Engineering and Non-Engineering, respectively.

27. Taxes & Licenses

   Pursuant to BIR Ruling #018-2000, Section 32(B)(7)(b) of the Code (supra) dated January 20, 2000, the income of the National Power Corporation from its operations as a public utility shall be exempt from corporate income tax.

   The enactment of the local government code has empowered the Local Government Units to create their own sources of revenue and to levy taxes. Pursuant to this, effective January, 1992, the payment of realty, franchise tax and Local Government Unit's share in the national wealth became a contracted obligation of NPC. Total taxes in 2000 amounted to (Peso)1,128 Million.

28. PNOC-EDC Shortfall Billings

   PNOC-EDC has informed the Corporation that it has outstanding receivables on fuel shortfall from NPC in the amount of (Peso)754.0 Million. The account has been left under the advisement until the same can be included in the design of NPC power rates. NPC has not recognized this account.

29. Pending Cases

   The Corporation is a defendant in several lawsuits involving a total of
(Peso)7,922 Billion and a claimant in other lawsuits amounting to (Peso)3,376 Million.

              Statement Regarding Unaudited Financial Statements
                     for the Year ended December 31, 2002.

   The following financial statements and other financial data contained elsewhere in this prospectus for the year ended December 31, 2002 have not been audited by the Commission on Audit, Republic of the Philippines. Because the Commission on Audit has not completed its review of these financial statements it has not expressed any opinion thereon. Therefore, neither the Commission on Audit nor any other third party has passed on fairness of the presentation of the financial position of National Power Corporation for the year ended December 31, 2002 or whether the financial statements for this period are in accordance with applicable rules and regulations and in conformity with generally accepted state accounting principles.

                          NATIONAL POWER CORPORATION

                          UNAUDITED INCOME STATEMENT
                     For the Year Ended December 31, 2002

       OPERATING REVENUES
       Utility Operating Income................... (Peso) 74,731,461,395
         Add: Fuel Cost Adjustment................        26,637,051,453
          Forex Adjustment........................         3,365,716,941
          Other Demand and Energy Adjustment......         1,879,703,978
          Ancillary Service Charge................         4,874,240,463
          Transmission Svcs Operating Income......         6,971,237,746
                                                   ---------------------
         Total Operating Revenues.................       118,459,413,976
                                                   ---------------------
         Less: Prompt Payment Discount............           912,285,240
          Voltage Discount........................           474,290,184
          Power Factor Adjustment Income..........           639,380,558
                                                   ---------------------
       NET OPERATING REVENUE......................       116,433,457,994
                                                   ---------------------
       OPERATING EXPENSES
         Generation...............................        71,739,037,863
         Depreciation and Depletion...............        14,165,759,000
         Amortization of Capacity Fees............        19,839,181,671
         Transmission & Distribution..............         2,029,381,905
         Administration & General.................         2,612,232,289
         Other Operating Expenses.................         2,738,042,511
         Bad Debts................................         2,787,262,739
                                                   ---------------------
          Total Operating Expenses................       115,910,897,978
                                                   ---------------------
       OPERATING INCOME...........................           522,560,016
                                                   ---------------------
       OTHER INCOME
         Interest Income (Net)....................         1,373,921,521
         Revenue from Lease of Electric Plant.....                     0
         Forex Recovery...........................        11,320,168,866
         Gain/(Loss) on Fuel/Diesel Transactions..            33,298,781
         Gain on Retirement of Asset..............                24,337
         Miscellaneous Income.....................         1,812,045,251
                                                   ---------------------
          Total Other Income......................        14,539,458,756
                                                   ---------------------
       INTEREST AND OTHER CHARGES
         Interest Expense.........................        17,876,424,793
         Depreciation-Other Plants/Property.......         1,662,436,706
         Finance & Other Bank Charges.............         1,983,909,594
         Privatization & Subsidiarization Expense.           610,863,668
         Amortization-Deferred Forex Differential.        18,529,507,884
         Loss on FOREX Fluctuation................         6,737,832,216
         Miscellaneous Expenses...................         1,396,099,584
                                                   ---------------------
          Total Interest & Other Charges..........        48,797,064,445
                                                   ---------------------
       NET INCOME/(LOSS).......................... (Peso)(33,735,046,673)
                                                   =====================

                          NATIONAL POWER CORPORATION

                            UNAUDITED BALANCE SHEET
                               December 31, 2002


ASSETS
UTILITY PLANT at Appraised Values............................................................ (Peso)  469,620,817,343
  Less: Accum. Depr'n & Depletion............................................................         237,265,279,507
                                                                                              -----------------------
  Net Utility Plant..........................................................................         232,355,537,836
  Construction Work in Progress..............................................................          36,580,638,690
                                                                                              -----------------------
   Total Utility Plant.......................................................................         268,936,176,526
                                                                                              -----------------------
  EPS UNDER CAPITAL LEASE....................................................................         454,721,206,572
                                                                                              -----------------------
INVESTMENT & OTHER ASSETS
  Investment in Government & Other Corporation...............................................             133,588,584
  Non-Utility Property -- Net................................................................           5,548,055,894
  Accounts and Other Receivables -- Net......................................................           5,817,273,321
  Const. Work in Progress-Mat'ls & Supplies..................................................           1,179,313,054
  Other Assets...............................................................................          65,587,442,324
                                                                                              -----------------------
   Total Investments & Other Assets..........................................................          78,265,673,177
                                                                                              -----------------------
CURRENT ASSETS
  Cash & Cash Equivalent.....................................................................           1,993,972,619
  Accounts Receivables --
   Power Customers -- Net....................................................................          37,496,189,251
   Others -- Net.............................................................................           8,344,876,302
  Materials & Supplies for Operation.........................................................          10,668,947,660
  Advances...................................................................................             559,149,635
  Prepayments................................................................................             878,808,843
  Court & Other Deposits.....................................................................             309,205,260
  Cash Advances-Officers & Employees.........................................................               7,310,160
                                                                                              -----------------------
   Total Current Assets......................................................................          60,258,459,730
                                                                                              -----------------------
DEFERRED CHARGES.............................................................................         288,960,148,500
                                                                                              -----------------------
CONTINGENT ASSETS............................................................................           1,903,179,059
                                                                                              -----------------------
TOTAL ASSETS................................................................................. (Peso)1,153,044,853,564
                                                                                              -----------------------
PROPRIETARY CAPITAL LIABILITIES
PROPRIETARY CAPITAL
  Capital Stock (Peso)100 par value
  Authorized -- (Peso)50,000,000,000 dividend into 500,000,000 Issued -- 270,488,708 in 1999. (Peso)   27,048,870,789
  Donated Capital............................................................................           4,021,996,948
  Retained Earnings..........................................................................         (67,917,158,892)
  Appraisal Capital..........................................................................          95,799,031,296
  Contingent Surplus.........................................................................           1,903,179,059
                                                                                              -----------------------
   Total Proprietary Capital.................................................................          60,855,919,200
                                                                                              -----------------------
LONG-TERM DEBT (Net of Current Portion)......................................................         376,315,516,406
                                                                                              -----------------------
LEASE OBLIGATION -- BOT......................................................................         595,108,491,387
                                                                                              -----------------------
CURRENT LIABILITIES
  Accounts Payable and Accrued Expenses......................................................          49,517,934,342
  Retention on Contract Payments.............................................................             978,088,385
  Deposits & Trust Funds.....................................................................           5,449,313,207
  Dividends Payable..........................................................................              30,215,838
  Lease Payable..............................................................................          35,249,501,901
  Notes Payable..............................................................................                       0
  Interest Payable...........................................................................           7,439,706,688
  Current Portion of Long-Term Debts.........................................................          19,665,965,434
                                                                                              -----------------------
  Total Current Liabilities..................................................................         118,430,725,777
                                                                                              -----------------------
DEFERRED CREDITS.............................................................................           2,334,200,794
                                                                                              -----------------------
TOTAL PROPRIETARY CAPITAL and LIABILITIES.................................................... (Peso)1,153,044,853,564
                                                                                              =======================

                          NATIONAL POWER CORPORATION

                       UNAUDITED STATEMENT OF CASH FLOWS
                     For the Year Ended December 31, 2002

                                                                                               2002
                                                                                  ------------------------
                                                                                               pesos
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)................................................................       (33,735,045,673.00)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
  Depreciation...................................................................        14,814,769,706.00
  Depletion......................................................................         1,013,426,000.00
  Amortization of Capacity fee...................................................        19,839,181,671.00
  Amortization of Bond Issue cost................................................           514,651,172.00
  Amortization of Bond Discount..................................................           264,540,359.00
  Amortization of Deferred Forex Differential....................................        18,529,507,884.00
  Amortization of SPEED Benefit..................................................           466,680,413.00
  Amortization of Financial Assistance...........................................           195,802,890.00
  Revaluation of Loan changed to (Gain) loss on FOREX Fluctuation................        10,095,230,263.00
  Revaluation of Collateral Deposit & Interest...................................           (27,492,097.00)
  Revaluation of KEPCO Trust Deposit charged to (Gain) loss on FOREX Fluctuation.
  (Gain)/Loss on Retirement/Disposal of Assets...................................
  Currency Conversion............................................................
Changes in Operating Assets and Liabilities
Net of Effects from--
  Decrease (Increase) in:
   Power Customers Receivables...................................................       (18,163,186,709.00)/(a/)/
   Other Current Receivables.....................................................        (1,325,321,097.00)
   Materials and Supplies for Operations.........................................         2,786,951,694.00
   Advances......................................................................          (246,815,913.00)
   Prepayments...................................................................           (40,631,975.00)
   Court and Other Deposits......................................................          (143,833,781.00)
   Cash Advances to Officer & Employees..........................................               (75,041.00)
   Accounts and Other Non-Current Receivables....................................           (46,941,990.00)
   Other Assets..................................................................            (7,095,554.00)/(c/)/
   Other Deferred Charges........................................................        (5,153,565,809.00)/(d/)/
  Increase (Decrease) in:
   Accounts Payable and Accrued Exp..............................................         7,892,271,929.00
   Retention on Contract Payments................................................           209,747,474.00
   Deposits and Trust Funds......................................................         1,014,771,554.00
   Interest Payable..............................................................         1,071,245,294.00
   Other Deferred Credits........................................................            67,952,494.00
  Correction of Prior Years Income...............................................        (1,864,837,695.00)
Total Adjustments................................................................           51,756,933,136
                                                                                  ------------------------
Net Cash Provided for Operating Activities....................................... (Peso)    18,021,887,463
CASH FLOWS FROM INVESTING ACTIVITIES
  Construction Expenditures......................................................       (14,873,228,047.00)
  Additions to:
   (Inc)/Dec in Preliminary Surveys and Investigations...........................           (87,662,824.00)/(d/)/
   (Inc)/Dec in Investment in MEC................................................            (1,517,180.00)/(c/)/
Net Cash Used in Investing Activities............................................          (14,962,408,051)

                          NATIONAL POWER CORPORATION

                     For the Year Ended December 31, 2002

                                                                               2002
                                                                  ------------------------
                                                                               pesos
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings.....................................................         4,766,314,149.00/(g/)/
  Bond Flotation.................................................        69,933,605,541.00
  Increase/(Decrease) in Notes Payable...........................       (11,874,613,870.00)/(c/)/
  Advances -- National Government................................
  Payment of Capacity Fees -- BOT................................       (32,640,877,171.00)
  Payment of Advances Bureau of Treasury:........................        (1,862,359,830.00)
  Payment of Loans...............................................       (25,069,822,639.00)/(f/)/
  Payment of Bonds...............................................           (40,000,000.00)
  Payment of KEPCO Deposit.......................................           (462,636,000.0)
  Advances to SRMPP Non Power Company............................        (1,004,939,357.00)/(d/)/
  Reimbursement for the Advances made to SRMPP...................           558,260,000.00
  (Increase)/Decrease in Bond Sinking Fund.......................            29,178,891.00/(b/)/
  (Increase)/Decrease in Other Assets -- Cash Restricted Account.        (5,145,891,034.00)/(c/)/
Net Cash Provided (Used) by Financing Activities.................           (2,713,781,320)
Net Increase (Decrease) in Cash and Cash Equivalent..............              345,698,092
Cash and Cash Equivalent @ Beginning of Year.....................            1,548,274,527
                                                                  ------------------------
Cash and Cash Equivalents @ End of Year.......................... (Peso)     1,993,972,619
                                                                  ========================

--------
(a/) Includes receivables corresponding to the penalties billed to Meralco for its utilization of demand and energy below the contracted level. The penalty amounted to (Peso)14,138,484,475 for CY 2002.
(b/) Decrease in Bond Sinking Fund was accounted as part of financing activities which consists of principal payment and accrual for interest income of (Peso)2,117,168 and (Peso)8,703,941 respectively. The payment made corresponding to Matured Liability on Bonds amounted to
     (Peso)40,000,000.
(c/) The Cash Restricted and Advances to SRMPP are presented under financing activities while investment in MEC is accounted as part of investing activities.
(d/) Includes (Peso)5,059,613,361 deferred debits pertaining to the payment of upfront guarantee fee on various bond issuances. Preliminary Survey and investigation is accounted under investing activities.
(e/) Decrease in Notes Payable represents the net of repayment of loan amounting to (Peso)12,681,135,356 and availment of (Peso)806,521,486. (f/) Represents payment of the current portion of Long Term Debt.
(g/) Includes availment from foreign loans amounting to (Peso)4,766,314,149.

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. Primary Function

   The primary function of the Corporation is the total electrification of the Philippines through the development of power from all sources to meet the needs of consumers, in coordination with/and supported by the agencies of the government.

2. Significant Accounting Policies

  A.  Utility Plant and Depreciation

   Utility plant is carried in the books at appraised values, except for additions during the year which are recorded at cost. These assets are revalued in consonance with NPC's loan covenants with creditor banks and in pursuance to SFAS No. 12 which permits revaluation of properties, plant and equipment.

   Regular annual maintenance, repairs and minor replacements are charged to expenses as they are incurred whereas major maintenance which is done on periodic three to five-year intervals is deferred, amortized and charged to operations over the number of years interval. Rehabilitation expenditure which would result in improvement of a plant's efficiency beyond five years are capitalized and transferred to plant cost upon completion of work orders.

   Depreciation of fixed assets is charged from the date of acquisition of fixed assets or after the completion of works. Depreciation based on depreciable values is computed using the Straight Line (SL) method pursuant to NPC Board Res. No. 94-58 effective 1994.

  B.  Appraisal of Utility Plant

   Electric Plants in Service are recorded are recorded at appraised values in compliance with ADB's and World Bank's loan covenants and in pursuance to Statement of Financial Accounting Standard No. 12 which permits the appraisal of property, plant and equipment.

   An independent appraiser conducts the review and appraisal of NPC's assets once every four years. In the interim, NPC undertakes the internal revaluation which is adjusted when there are variances between internally appraised figures and those of the independent appraisers.

   The difference between the new over the old appraised values is recorded under the Appraisal Capital account. This account is treated as a permanent account and is not diminished by any depreciation charges, following Par. 17 of SFAS No. 12

  C.  Capitalization of Interest

   Interest incurred on external borrowings which relate to capital projects in programs and prior to the commencement of operation are capitalized.

  D.  Allocation of Support Group Expenses

   Expenses of the Home Office Support Group are allocated between operation and construction. The allocation rate is based on the extent of support services rendered to operations and capital projects. The present ratio of operating expenses to capital expenses is 75/30.

   Cost Center services that cannot be clearly classified as well as expenses identified as having no direct effect to projects are treated as one hundred percent operating expenses.

  E.  Investments

   Local investments are valued at purchase price while foreign investments are recorded at the date of the transaction using standard booking rates equivalent to the Bangko Sentral ng Pilipinas (BSP) guiding rate on the last working day of the preceding year. Foreign investment balances are then revalued at the end of each year using the BSP guiding rates.

   Interest earnings on placements follow the accrual method of accounting: however for short dated placements of less than a month, the interest earnings are recognized in the books at maturity dates.

  F.  Receivables

   Power and other receivables are stated net of allowance for doubtful accounts. Allowances are determined through the specific identification of uncorrectable accounts.

  G.  Materials and Supplies for Operation

   Materials and supplies for operation can be categorized into fuel (and its related products) and non-fuel. The Fuel M & S are composed of the fuel oil, diesel, coal & thermal chemical stocks used by NPC plants for power generation. These inventories are valued using the last-in-first out (LIFO) method.

   The non-Fuel M & S, on the other hand, are valued using the moving average method and can be further broken down into the non-Fuel M & S of NPC plants and areas and those non-Fuel M & S assigned to private IPPs.

   The non-Fuel M & S of NPC plants and areas represented basically the materials, supplies and equipment received by NPC property custodian for use in operations.

   The non-Fuel M & S assigned to private IPPs includes fuel stock, spares, materials and supplies transferred to private contractors as stipulated in the individual contracts.

  H.  Deferred Taxes and Duties

   By virtue of FIRB# 17-87 of the Department of Finance, the Corporation is exempt from payment of taxes and duties on local oil purchases. Oil suppliers bill NPC at gross selling price inclusive of taxes and duties. Fuel deliveries and consumption are recorded in the books net of taxes and duties. Said taxes and duties are recognized as Deferred Taxes and Duties representing claims from the Bureau of Internal Revenue and Bureau of Customs. Upon receipt of Tax Credit Certificates (TCC), the refund is debited to Accounts Receivable-Others and a corollary entry is made by a debit to Other Expense and a credit to Other Income.

  I.  Accounting for Foreign Exchange Fluctuation

   Transactions denominated in foreign currencies are recorded at standard booking rate and then restated at the end of the year using the rate of exchange ruling at the balance sheet date. Foreign exchange differentials accruing on loans for projects under construction are recorded as project cost while differentials on the restatement of outstanding loans used for operating plants are debited to deferred FOREX Differential account and are being amortized over the remaining life of the loan.

   On the other hand, foreign exchange difference from restatement of working capital loans are recorded as gain/loss on foreign exchange (Forex) fluctuation. Payments of loans and interest thereof are recorded at prevailing exchange rate at date of transaction. Any difference thereof from the booking rate is likewise treated as gain/loss on Forex fluctuation.

  J.   Accounting for BOT Projects

   Total capacity fees for the duration of the cooperation period are recognized outright in the books by a debit to Electric Plant under Capital Lease account and a corresponding credit to Lease Obligation under the Long-Term Debts. Hopewell Pagbilao and Sual Coal Fired Thermal Power Plant are amortized over 29 and 25 years respectively, while the rest of BOT assets are amortized over 20 years.

   Lease Obligation denominated in foreign currencies are restated at year-end standard booking rates. Foreign exchange differentials on these restatements are debited to the Deferred FOREX Differential and amortized over the remaining economic life of the individual IPP plants.

  K.  Income Determination

   The Corporation uses the accrual method and an all inclusive concept of income determination wherein all ordinary and extraordinary items pertaining to current period are considered in computing net income while items applicable to prior periods are recorded as adjustment of prior years' income and are reflected in the Statement of Retained Earnings.

  L.  Composition of Rate Base

   Rate Base is the average value of the net fixed assets in operation at the beginning and at the end of each year. The value of net fixed assets in operation equals the gross value of the operating assets less the amount of accumulated depreciation.

   Plants undergoing major rehabilitation/repair and which are out of operation for less than one calendar year are included in the computation of Rate Base.

   The assets under capital lease are not classified under utility plant in service hence, these are excluded in the computation of the rate base. For purposes of determining compliance for loan covenants relating to the minimum rate of return in rate base, the World Bank and Asia Development Bank agreed to exclude BOT plants from the computation of return on rate base.

3. Utility Plant

   Total Utility Plant consists of the following:

                                            Historical Cost                             Appraised Cost
                              ------------------------------------------- -------------------------------------------
Plant Type                            2002                  2001                  2002                  2001
----------                    --------------------- --------------------- --------------------- ---------------------
ELECTRIC PLANTS IN SERVICE:
DEPRECIABLES:
  Steam Production Plant..... (Peso) 69,591,581,334 (Peso) 74,983,944,816 (Peso)156,212,660,008 (Peso)164,650,140,807
  Hydraulic Production Plant.        16,121,960,132        16,016,984,144        94,484,239,498        94,379,263,510
  Other Production Plant.....        18,355,416,993        18,153,230,133        38,642,174,319        38,439,987,459
  Transmission Plant.........       108,310,004,326       104,214,228,788       162,002,318,210       158,180,182,240
  Distribution Plant.........            76,390,477            71,730,213           155,490,473           166,399,209
  General Plant..............             7,182,894             7,182,894            10,713,968            10,713,968
LANDS AND LANDHOLDINGS:
  Steam Production Plant.....           611,851,624           632,318,826         1,534,451,774         1,622,737,814
  Hydraulic Production Plant.           222,215,928           222,211,238         1,624,926,400         1,624,921,710
  Other Production Plant.....            18,819,686            18,694,702           120,259,205           120,134,221
  Transmission Plant.........         1,066,039,454           973,028,030         2,594,677,768         2,501,666,344
  General Plant..............            10,394,260            10,394,260         1,462,241,000         1,462,241,000
EPS Land on Lease 1/.........                     0                     0                     0                     0
OTHER UTILITY PLANTS.........         7,193,317,181         7,424,187,688        10,776,664,720        10,960,217,087
                              --------------------- --------------------- --------------------- ---------------------
                              (Peso)221,585,174,289 (Peso)222,728,135,732 (Peso)469,620,817,343 (Peso)474,118,605,369
                              ===================== ===================== ===================== =====================
ACCUMULATED DEPRECIATION and
DEPLETION DEPRECIATION
  Steam Production Plant..... (Peso) 19,375,859,194 (Peso) 23,570,980,991 (Peso) 61,878,292,283 (Peso) 66,476,026,390
  Hydraulic Production Plant.         7,413,908,405         6,978,228,405        62,339,454,229        60,257,116,228
  Other Production Plant.....        10,673,195,788         9,901,848,788        23,496,047,989        22,043,201,989
  Transmission Plant.........        29,282,674,469        25,032,192,192        65,701,267,758        60,088,378,119
  Distribution Plant.........            31,577,431            73,128,431           104,324,634           198,277,428
  General Plant..............             5,203,239            56,746,239             6,823,329            70,470,329
DEPLETION....................         6,314,966,089         5,599,633,089        17,560,070,160        16,483.857,160
OTHER UTILITY PLANTS.........         3,511,238,521         3,199,612,872         6,178,999,125         5,742,786,961
                              --------------------- --------------------- --------------------- ---------------------
                                     76,608,623,136        74,412,341,007       237,265,279,507       231,359,914,604
                              --------------------- --------------------- --------------------- ---------------------
NET UTILITY PLANT............ (Peso)144,976,551,153 (Peso)148,315,794,725 (Peso)232,355,537,836 (Peso)242,758,690,765
                              ===================== ===================== ===================== =====================

4. Construction Work in Progress (CWIP)

   Cost of projects under construction is presented as Construction Work in Progress while stock inventory intended for projects but still in the custody and within the responsibility of project custodians and stock inventory still in transit are segregated from the account and classified under Investment and Other Assets, as follows:

                                                                2002                 2001
                                                        -------------------- --------------------
Construction Work in Progress -- Work Order............ (Peso)36,580,638,690 (Peso)27,310,991,924
Construction Work in Progress -- Materials and Supplies        1,179,313,054        1,843,961,666
                                                        -------------------- --------------------
                                                        (Peso)37,759,951,744 (Peso)29,154,953,590
                                                        ==================== ====================

5. Electric Plant Under Capital Lease

   This account represents the total computed capacity fees of BOT Projects for the duration of the cooperation period.

                                            2002                   2001
                                   ---------------------  ---------------------
Electric Plant under Capital Lease (Peso)539,765,457,896  (Peso)432,378,241,532
Accumulated Amortization..........       (85,044,251,324)       (65,205,069,653)
                                   ---------------------  ---------------------
                                   (Peso)454,721,206,572  (Peso)367,173,171,879
                                   =====================  =====================

6. Investment in Government and Other Corporations

   Investments in governments and other corporations consists substantially of investments in sinking funds held for the Corporation's long-term bonds payable.

7. Non-Utility Property

   Non-utility property account consists of:

                                      Historical Cost                           Appraised Cost
                         ----------------------------------------- -----------------------------------------
                                 2002                 2001                 2002                 2001
                         -------------------- -------------------- -------------------- --------------------
Non-Utility Lands.......          159,074,054          138,873,244          604,133,361          516,113,713
Non-Utility Plants......       17,484,981,450       11,134,305,549       48,577,903,893       38,940,300,204
                         -------------------- -------------------- -------------------- --------------------
                         (Peso)17,644,055,504 (Peso)11,273,178,793 (Peso)49,182,037,254 (Peso)39,456,413,917
                         -------------------- -------------------- -------------------- --------------------
Accumulated Depreciation       15,005,355,644        8,524,981,138       43,633,981,360       33,495,450,049
                         -------------------- -------------------- -------------------- --------------------
NON-UTILITY PROPERTY.... (Peso) 2,638,699,860 (Peso) 2,748,197,655 (Peso) 5,548,055,894 (Peso) 5,960,963,868
                         ==================== ==================== ==================== ====================

8. Account & Other Receivables

   This account consists of:

                                          2002                 2001
                                  -------------------  -------------------
    Non-Current Receivables...... (Peso)5,133,382,411  (Peso)5,122,080,697
    Non-Current Power Receivables       1,357,822,057          952,052,124
    Non-Current Lease Receivable.             624,550            2,818,529
                                  -------------------  -------------------
    Total........................       6,491,829,018        6,076,951,350
    Allowance for Bad-Debts......        (674,555,697)        (627,324,066)
                                  -------------------  -------------------
    Net.......................... (Peso)5,817,273,321  (Peso)5,449,627,284
                                  ===================  ===================

   Non-current receivable includes the (Peso)1.694 Billion Royalty Fees paid to PNOC-EDC for the unutilized geothermal energy from July 1996 to December 1998 and the (Peso)3.133 Billion receivables from MWSS for their utilization of Angat Dam pursuant to the optimization project of the government from 1992 to 1997.

9. Other Assets

   Other assets substantially consists of:

                                              2002                 2001
                                      -------------------- --------------------
Stored Energy -- Leyte A & B......... (Peso) 5,823,343,303 (Peso) 5,241,828,596
Stored Fuel -- Ilijan................       10,006,168,202                    0
Cash-Restricted......................       28,265,270,520       23,119,379,487
Investment in Maintenance Eng'g Ctr..          209,889,674          208,372,493
Adv. to San Roque Non-Power Component       21,227,023,825       19,577,538,268
Stock for Disposal...................           55,746,800           48,651,246
                                      -------------------- --------------------
  TOTAL.............................. (Peso)65,587,442,324 (Peso)48,195,770,090
                                      ==================== ====================

   The Cash Restricted pertains to the funds intended for purposes other than current operations and therefore not immediately available to management for any disbursement transactions other than its specified purpose.

   Stored energy which is booked under Court and Other Deposit is presented in the Balance Sheet as Other Assets in the amount of (Peso)2.250 Billion and
(Peso)3.573 Billion for Leyte A & B, respectively. The said amounts represent advance payments made to PNOC-EDC for the cost of contracted energy for Leyte A & B.

   Meanwhile, the stored fuel, which is also booked under court and other deposit is likewise presented in the balance sheet as Other Assets in the amount of (Peso)10.006 Billion. This said amount represents the difference between the actual gas lifted and that of the contracted fuel with Shell Philippines Exploration B.V. (SPEX) for the Ilijan Nat Gas Power Plant.

   The San Roque Multi Purpose Project (SRMP) pertains in the construction of the Non-Power components such as Watershed management, water quality, flood control and irrigation of the project. The Memorandum of Agreement (MOA) covering this said project provides that NPC shall be reimbursed by Department of Agriculture/National Irrigation Administration, Department of Environment and Natural Resources (DENR) and Department of Public Works and Highways (DPWH) in the amount and terms specified in the MDA, through the Department of Finance
(DOF).

10. Cash and Cash Equivalents

   This account is composed of:

                                        2002                2001
                                 ------------------- -------------------
       Cash in Bank............. (Peso)1,175,918,764 (Peso)1,435,462,752
       Cash on Hand.............         139,488,562         174,785,445
       Fund w/Bureau of Treasury         651,970,025
       Working Fund.............          26,595,268          38,026,330
                                 ------------------- -------------------
                                 (Peso)1,993,972,619 (Peso)1,648,274,527
                                 =================== ===================

   Pursuant to the provisions of the loan agreements with KFW, a portion of the interest due on said loans are maintained as special fund. With the instruction of Department of Finance, the KFW interest Differential Account was transferred to National Government Special Account.

11. Power Customers Receivables

   Receivable from power customers consists of:

                                               2002                  2001
                                       --------------------  --------------------
Power Receivables..................... (Peso)31,414,668,685  (Peso)17,113,145,790
Accrued Utility Revenue...............        6,327,440,015         5,309,507,692
Restructured Power Receivables........          286,231,498           143,347,323
Due from Other Agencies (NPC/TRNS/PSM)        4,743,796,764
                                       --------------------  --------------------
Total.................................       42,772,136,962        22,566,000,805
Allowance for Bad Debts...............       (5,275,937,711)       (2,912,284,216)
                                       --------------------  --------------------
Net................................... (Peso)37,496,199,251  (Peso)19,653,816,589
                                       ====================  ====================

   The increase in Power Receivable was mainly due to the inclusion of penalty to MERALCO for the lower demand & energy than contracted amounting to
(Peso)14.138 Billion. However, a 10% allowance for bad debts was provided for this penalty.

   The account Due from Other Agencies corresponds to the receivables, particularly of Ancilliary Services Income, from other agencies, (i.e. Transco). In the Unbundling of Power Tariffs, which took effect in September 26, 2002, the ancilliary services rate has been included in the power bills of Transco as mandated by the Energy Regulatory Commission.

12. Other Receivables

   Other receivables consists of:

                                              2002                 2001
                                      -------------------  -------------------
Tax Credit Certificates.............. (Peso)  688,724,227  (Peso)  755,598,162
Receivables from National Government.       1,969,745,369        1,934,240,033
Interest.............................       1,401,852,913          269,193,021
Rent.................................         334,640,915          333,406,326
Receivables from Officers & Employees          11,690,826           10,196,954
Recoverable from Insurance Co........             725,780              725,680
Receivable -- Others.................       4,489,107,145        2,483,472,825
                                      -------------------  -------------------
Total................................       8,896,487,175        5,786,833,001
Allowance for Bad Debts..............        (551,610,873)        (468,885,034)
                                      -------------------  -------------------
                                      (Peso)3,344,876,302  (Peso)5,317,947,967
                                      ===================  ===================

   Receivable -- Others account consists of:

                                            2002                2001
                                     ------------------- -------------------
    Receivables from Private Co..... (Peso)4,105,694,931 (Peso)2,142,518,270
    Others..........................         332,011,013         261,161,770
    Receivable -- Fuel Oil Suppliers          51,401,201          79,792,785
                                     ------------------- -------------------
                                     (Peso)4,489,107,145 (Peso)2,483,472,825
                                     =================== ===================

13. Materials and Supplies for Operation

   The account consists of:

                                                  2002                 2001
                                          -------------------- --------------------
Materials, Supplies & Equip. Invty....... (Peso) 5,517,669,312 (Peso) 5,628,561,463
Asset in Trust for Prvt. Pwr. Contractors        2,640,565,167        3,379,023,176
MSE in Transit -- Operating Plants.......          302,619,244        1,527,317,639
Stock Transfer Clearing Accounts.........        1,129,345,457        1,086,359,556
Diesel...................................           89,191,731           99,725,462
Materials, Supply Temporary Adj..........          130,348,142           71,519,879
Coal.....................................          244,206,059          573,194,759
Fuel Oil.................................          484,609,673          388,198,152
Aviation Fuel & Other Oil Products.......           67,198,329          120,561,981
Thermal Chemicals........................           41,209,907           54,533,612
Stock for Transshipment..................              816,167           21,086,371
Fuel Temporary Adjustment Acct...........           17,907,118          100,418,828
Gasoline.................................            2,761,354            2,365,570
                                          -------------------- --------------------
Total.................................... (Peso)10,668,947,660 (Peso)13,052,968,448
                                          ==================== ====================

14. Advances

   Advances consist of:

                                                 2002              2001
                                           ----------------- -----------------
 Advances to Contractors.................. (Peso)533,477,571 (Peso)195,001,111
 Advances to PGI..........................         5,609,000        39,647,320
 Advances to Gov't Bodies and Institutions        20,063,064        35,078,772
                                           ----------------- -----------------
 Total.................................... (Peso)559,149,635 (Peso)269,727,203
                                           ================= =================

15. Prepayments

   Prepayments consist of:

                                            2002              2001
                                      ----------------- -----------------
      Marginal and Guaranty Deposits* (Peso)864,323,854 (Peso)676,132,599
      Prepaid Charges/Expenses.......        14,484,989        14,975,158
                                      ----------------- -----------------
      Total.......................... (Peso)878,808,843 (Peso)691,107,757
                                      ================= =================

--------
* This consists of transactions requiring deposit to guarantee for the fulfillment of an obligation.

16. Deferred Charges

   Deferred charges includes:

                                            2002                  2001
                                    --------------------- ---------------------
Deferred FOREX Differential........ (Peso)271,724,321,894 (Peso)251,763,753,104
Other Deferred Debits..............        10,660,073,257         6,471,947,205
Deferred Taxes & Duties............         3,444,592,767         3,442,810,037
Preliminary Surveys & Investigation         1,399,807,653         1,313,273,937
Deferred Financial Assistance......           823,872,662         1,078,284,083
Discount on NPC Bonds Payable......           582,000,811           478,492,943
Deferred Repairs & Maintenance.....           105,925,998           150,268,842
Others.............................           219,553,458           213,754,586
                                    --------------------- ---------------------
Total.............................. (Peso)288,960,148,500 (Peso)264,912,584,737
                                    ===================== =====================

   The Deferred FOREX Differential mainly includes the restatement of the outstanding balances of foreign currency denominated loans and lease obligation on BOT plants while the bulk of Other Debits includes expenses set up for the SPEED benefits of NPC employees for CY 2000 and CY 2001. The amount intended for separation benefits of NPC employees was not included in this account due to extended date of separation which is February 28, 2003. The Deferred Taxes and Duties pertain to the tax and duty exemption privileges of the Corporation in its purchase of petroleum products which are paid by the Corporation at gross. Such taxes and duties shall become refundable by tax collecting agencies such as BIR and the Bureau of Customs.

17. Contingent Assets/Surplus

   The account consists of disallowances in post-audit, as well as claims for unrelieved losses of NPC properties and claims for all established inventory shortages of Property Custodians. The contra account for these Contingent Assets is Contingent Surplus which is presented as part of the capital accounts in the Balance Sheet.

18. Capital Stock

   No additional Capital Stock was issued in 2003. The last issuance was made in 1999 equivalent to 5,918,550 shares representing partial payment of the stock dividend declared in CY 1994.

19. Donated Capital

   These are grants received from foreign governments and lending institutions which were used to finance the implementation of various projects of NPC.

20. Retained Earnings

   Retained Earnings were appropriated for Bond Sinking Fund equivalent to 5% of Net Operating Income as provided for by the NPC Charter.

21. LONG-TERM DEBTS

   This account consists of:

                                              2002                  2001
                                      --------------------- ---------------------
Foreign Loans & Other Long-term Debts (Peso)210,441,852,149 (Peso)204,702,339,727
NPC Bonds Payable....................       174,971,292,925       100,042,590,000
Due to Phil. Gov't & its Agencies....         7,278,480,766         7,427,305,978
KEPCO Security Deposit...............         3,289,856,000         3,521,174,000
                                      --------------------- ---------------------
                                            395,981,481,840       315,693,409,705
                                      --------------------- ---------------------
Less: Current Portion
Foreign Loans & Other Long-term Debts        19,469,315,396        17,301,773,678
NPC Bonds Payable....................                     0         7,710,600,000
Due to Phil. Gov't & its Agencies....           196,650,038           545,575,088
                                             19,665,965,434        25,557,948,766
                                      --------------------- ---------------------
Net Long term Debts.................. (Peso)376,315,516,406 (Peso)290,135,460,939
                                      ===================== =====================

   Foreign loans are restated at year-end based on the following BSP guiding rates on foreign currencies:

                                               BSP Guiding Rates
                                               -----------------
                                               12-31-02 12-31-01
                                               -------- --------
                Dollar................. $1     53.0960  51.4040
                Yen.................... (Yen)1   .4428    .3904
                Swiss Franc............ SFR1   37.8635  30.6177
                Great Britain Pound.... GBP1   85.0129  74.7106
                European Monetary Union EUR    56.1136
                Korea.................. KRW      .0442

22. LEASE OBLIGATION -- BOT

   This account consists of:

                                     2002                  2001
                             --------------------- ---------------------
       Lease Obligation..... (Peso)630,357,993,288 (Peso)535,429,748,488
       Less: Current Portion        35,249,501,901        30,392,832,482
                             --------------------- ---------------------
                             (Peso)595,108,491,387 (Peso)505,036,916,006
                             ===================== =====================

   Total capacity fees for BOT Plants were recorded as Electric Plant under Capital Lease with a corresponding credit to Lease Obligations. Estimated capacity fees amounting to (Peso)35 Billion payable in 2002 was set-up to current liabilities under the Current Portion of Lease Obligation account.

23. DEPOSITS AND TRUST FUNDS

   The account substantially consists of the (Peso)5.292 Billion total payments made through Escrow agent representing 60% of the service fees required in the provisional agreement executed with Philippine Geothermal, Inc. (PGI). The original service contract with PGI expired on September 30, 1996.

24. Deferred Credits

   Deferred Credits include advances for other work in progress, advances from Bureau of Treasury for servicing the indebtedness of NPC.

25. FOREX Recovery

   For proper matching of cost and revenue, recovery from FOREX I, which is a recovery of peso fluctuation on principal repayments, is recorded as other income while FOREX II, which is a recovery of foreign denominated other operating expenses is recorded as part of operating revenue.

   Effective August 26, 1994, the corporation included in the customer's power bills Foreign Exchange Adjustment charges intended to recover the Corporation's foreign exchange losses arising from the servicing of its principal indebtedness ("FOREX I") and related foreign operating expenses ("FOREX II").

26. Privatization and Subsidiarization

   Pursuant to Board Resolution No. 96-148 dated June 24, 1996, privatization related expenses were classified from Operating Expenses to Other Expenses. In 1997, these included the cost of retirement benefits such as gratuity pay, terminal and accrued leaves and expenses incurred by Privatization and Restructuring External Office ("PREO"). However, since the imminent privatization of NPC is clearly unrelated to its ordinary and typical activities, which is expected to benefit one or more future periods, the corresponding cost of retirement benefits, such as gratuity pay, terminal and accrued leaves related to operation was treated as deferred debits to be amortized over two (2) years starting the succeeding year, while, the cost of benefit pertaining to Engineering was treated as part of the Construction Work in Progress.

   For CY 2002, the amount certified for obligation is (Peso)217.5 Million and
(Peso)2,128.9 Million for Engineering and Non-Engineering, respectively.

27. Taxes & Licenses

   Pursuant to BIR Ruling #018-2000, Section 32(B)(7)(b) of the Code (supra) dated January 20, 2000, the income of the National Power Corporation from its operations as a public utility shall be exempt from corporate income tax.

   The enactment of the local government code has empowered the Local Government Units to create their own sources of revenue and to levy taxes. Pursuant to this, effective January 1992, the payment of realty, franchise tax and Local Government Unit's share in the national wealth became a contracted obligation of NPC. Total taxes in 2002 amounted to (Peso)1.110 Billion.

28. PNOC-EDC Shortfall Billings

   PNOC-EDC has informed the Corporation that it has outstanding receivables on fuel shortfall from NPC in the amount of (Peso)754.0 Million. The account has been left under advisement until the same can be included in the design of NPC power rates. NPC has not recognized this account.

29. Court and Other Deposits

   This account includes the amount deposited with the provincial, municipal or city courts and with other entities as a guaranty for the fulfillment of obligation and for other purposes.

            INDEX TO DEBT TABLES OF THE REPUBLIC OF THE PHILIPPINES

                                                                      Page
                                                                      ----
     Guaranteed External Debt of the Republic of the Philippines.....  T-2
     External Debt of the Republic of the Philippines................  T-8
     Domestic Government Securities.................................. T-19
     Government Guaranteed Corporate Bonds........................... T-32
     Domestic Debt of the Republic (Other Than Securities)........... T-33
     Guaranteed Domestic Debt of the Republic (Other Than Securities) T-34

         GUARANTEED EXTERNAL DEBTS OF THE REPUBLIC OF THE PHILIPPINES
                            AS OF DECEMBER 31, 2002
                                  IN MILLIONS



                                                    INTEREST RATE/                         ORIGINAL AMOUNT
                                                       SPREAD/                                CONTRACTED
                                                    SERVICE CHARGE    YEAR    YEAR OF  (IN ORIGINAL      (IN US
CURRENCY                    INTEREST RATE BASIS      (Per Annum)   CONTRACTED MATURITY        CURR) DOLLAR)/(2)/
--------                 -------------------------- -------------- ---------- -------- ------------ -----------
GRAND TOTAL                                                                                          16,064.63
                                                                                                     =========
I.  NATIONAL GOVERNMENT DIRECT GUARANTEE ON GOCC LOANS                                               15,641.70
                                                                                                     =========
  A. LOANS                                                                                           12,366.46
                                                                                                     =========
    CANADIAN DOLLARS     FIXED RATE                     9.2000%       1991      2003        23.54        15.11
                                                                                         --------    ---------
    SWISS FRANCS                                                                            81.84        58.36
                                                                                         --------    ---------
                         FIXED RATE                     8.8750%       1992      2004        34.31        24.47
                         SWISS EXPORT BASE RATE         1.3750%       1990      2003         0.23         0.17
                         SWISS EXPORT BASE RATE         1.3750%       1990      2003         0.15         0.11
                         SWISS EXPORT BASE RATE         1.3750%       1993      2004         6.50         4.64
                         SWISS EXPORT BASE RATE         1.3750%       1993      2004        40.65        28.99
    DEUTSCHE MARKS                                                                         850.93       451.61
                                                                                         --------    ---------
                         FIXED RATE                     7.0000%       1995      2035        30.70        16.29
                         FIXED RATE                     2.0000%       1990      2020       150.00        79.61
                         FIXED RATE                     2.0000%       1988      2018        46.00        24.41
                         FIXED RATE                     9.0000%       1992      2032        60.00        31.84
                         FIXED RATE                     9.0000%       1993      2033        60.00        31.84
                         FIXED RATE                     9.0000%       1993      2023        30.40        16.13
                         FIXED RATE                     2.0000%       1981      2016        15.50         8.23
                         FIXED RATE                     2.0000%       1981      2011         0.60         0.32
                         FIXED RATE                     7.5000%       1995      2035        14.75         7.83
                         FIXED RATE                     2.0000%       1981      2011         4.70         2.49
                         FIXED RATE                     2.0000%       1979      2009         7.00         3.72
                         FIXED RATE                     2.0000%       1979      2015        35.80        19.00
                         FIXED RATE                     7.5000%       1995      2035        50.10        26.59
                         FIXED RATE                     2.0000%       1979      2009         2.80         1.49
                         FIXED RATE                     9.0000%       1993      2033       145.00        76.95
                         FIXED RATE                     9.0000%       1995      2036        12.80         6.79
                         FIXED RATE                     6.5000%       1996      2036         9.30         4.94
                         GERMAN CAPITAL MARKET RATE     0.0000%       1991      2031        17.25         9.15
                         GERMAN CAPITAL MARKET RATE     0.0000%       1992      2005        26.00        13.80
                         GERMAN CAPITAL MARKET RATE     0.0000%       1993      2005        39.60        21.02
                         GERMAN CAPITAL MARKET RATE     0.0000%       1993      2005        15.00         7.96
                         LIBOR-6MOS. DEPOSIT            1.0000%       1992      2004        18.70         9.92
                         LIBOR-6MOS. DEPOSIT            0.0000%       1994      2004        43.93        23.32
    EURO                                                                                    17.16        17.81
                                                                                         --------    ---------
                         INTEREST FREE                  0.0000%       2000      2013         7.81         8.11
                         FIXED RATE                                   2001      2040         9.35         9.71
    SPANISH PESETAS                                                                      1,262.24         7.87
                                                                                         --------    ---------
                         FIXED RATE                     2.5000%       1993      2013       631.12         3.94
                         ORGANIZATION FOR ECONOMIC
                         COOPERATION DEVELOPMENT
                         RATE                           0.0000%       1993      2004       631.12         3.94
    FRENCH FRANCS                                                                          469.61        74.31
                                                                                         --------    ---------
                         FIXED RATE                     6.8500%       1994      2006         9.42         1.49
                         FIXED RATE                     3.0000%       1990      2021         4.86         0.77
                         FIXED RATE                     3.0000%       1990      2021         0.38         0.06
                         FIXED RATE                     3.5000%       1979      2005        80.00        12.66
                         FIXED RATE                     3.0000%       1990      2021         1.68         0.27
                         FIXED RATE                     3.1000%       1994      2014        10.09         1.60
                         FIXED RATE                     3.3000%       1994      2014         4.94         0.78
                         FIXED RATE                     3.0000%       1990      2021         1.45         0.23
                         FIXED RATE                     2.5000%       1991      2022         6.44         1.02
                         FIXED RATE                     3.1000%       1994      2014         9.90         1.57
                         FIXED RATE                     3.0000%       1990      2022         0.76         0.12
                         FIXED RATE                     8.1000%       1994      2005         1.69         0.27
                         FIXED RATE                     3.0000%       1988      2021        45.88         7.26
                         FIXED RATE                     3.0000%       1990      2021         6.26         0.99
                         FIXED RATE                     3.0000%       1990      2021         1.41         0.22
                         FIXED RATE                     3.0000%       1990      2021         1.69         0.27
                         FIXED RATE                     5.4500%       1990      2016       120.00        18.99
                         FIXED RATE                     2.5000%       1991      2022         8.06         1.28
                         FIXED RATE                     3.0000%       1990      2022         1.22         0.19
                         FIXED RATE                     3.0000%       1990      2022         6.12         0.97
                         FIXED RATE                     3.0000%       1990      2021         4.73         0.75
                         FIXED RATE                     3.0000%       1990      2022         0.36         0.06
                         FIXED RATE                     3.0000%       1990      2022         2.25         0.36
                         FIXED RATE                     3.0000%       1988      2021         4.12         0.65
                         FIXED RATE                     8.1000%       1994      2006         5.00         0.79
                         FIXED RATE                     3.1000%       1994      2014        42.62         6.74
                         FIXED RATE                     6.8700%       1996      2017        24.65         3.90
                         FIXED RATE                     1.5000%       1996      2022         8.42         1.33
                         FIXED RATE                     1.5000%       1996      2022         4.46         0.71


                           OUTSTANDING BALANCE
                                  AS OF
                         (IN ORIGINAL      (IN US
CURRENCY                        CURR) DOLLAR)/(2)/
--------                 ------------ -----------
GRAND TOTAL                                                       10,757.27
                                       =========
I.  NATIONAL GOVERNMENT DIRECT GUARANTEE ON GOCC LOANS                                               10,459.05
                                       =========
  A. LOANS                              6,816.13
                                       =========
    CANADIAN DOLLARS          1.18          0.76
                            ------     ---------
    SWISS FRANCS                                    17.55         12.51
                            ------     ---------
                              5.15          3.67
                              0.01          0.01
                              0.09          0.06
                              1.34          0.95
                             10.96          7.82
    DEUTSCHE MARKS                                 400.71        212.66
                            ------     ---------
                             26.70         14.17
                             26.71         14.17
                             35.65         18.92
                             70.83         37.59
                             59.95         31.82
                             30.40         16.13
                              6.68          3.55
                              0.27          0.14
                             14.75          7.83
                              2.10          1.11
                              2.28          1.21
                             14.98          7.95
                             44.70         23.72
                              0.91          0.48
                              9.20          4.88
                              6.86          3.64
                              6.76          3.59
                              2.61          1.39
                              4.41          2.34
                             16.63          8.83
                              7.94          4.21
                              2.81          1.49
                              6.59          3.50
    EURO                                             6.37          6.61
                            ------     ---------
                              5.67          5.88
                              0.70          0.73
    SPANISH PESETAS                                698.38          4.36
                            ------     ---------
                            549.63          3.43


                            148.74          0.93
    FRENCH FRANCS                                  319.20         50.51
                            ------     ---------
                              4.68          0.74
                              4.62          0.73
                              0.37          0.06
                             10.00          1.58
                              1.60          0.25
                              9.25          1.46
                              4.41          0.70
                              1.27          0.20
                              6.28          0.99
                              9.07          1.43
                              0.76          0.12
                              0.42          0.07
                             37.85          5.99
                              5.79          0.92
                              1.34          0.21
                              1.52          0.24
                             84.00         13.29
                              7.66          1.21
                              1.19          0.19
                              5.96          0.94
                              4.14          0.66
                              0.35          0.05
                              2.02          0.32
                              3.60          0.57
                              1.73          0.27
                             35.66          5.64
                             13.56          2.15
                              8.42          1.33
                              4.46          0.71

                            AS OF DECEMBER 31, 2002
                                  IN MILLIONS


                               INTEREST RATE/                         ORIGINAL AMOUNT         OUTSTANDING BALANCE
                                  SPREAD/                                CONTRACTED                  AS OF
                               SERVICE CHARGE    YEAR    YEAR OF  (IN ORIGINAL      (IN US  (IN ORIGINAL      (IN US
CURRENCY  INTEREST RATE BASIS   (PER ANNUM)   CONTRACTED MATURITY        CURR) DOLLAR)/(2)/        CURR) DOLLAR)/(2)/
-------- --------------------- -------------- ---------- -------- ------------ -----------  ------------ -----------
         FIXED RATE                1.5000%       1996      2022          7.49       1.18           7.49       1.18
         FIXED RATE                1.5000%       1996      2022         10.46       1.66          10.46       1.66
         FIXED RATE                1.5000%       1996      2026          0.45       0.07           2.99       0.47
         FIXED RATE                5.4500%       1991      2018         30.00       4.75          24.15       3.82
         FIXED RATE                3.3000%       1994      2014          1.14       0.18           0.98       0.15
         FIXED RATE                3.0000%       1990      2022          0.48       0.08           0.45       0.07
         FIXED RATE                3.0000%       1990      2022          0.70       0.11           0.70       0.11
  KOREAN WON                                                         8,249.00       6.87      13,577.06      11.31
                                                                   ----------   --------     ----------   --------
         FIXED RATE                3.5000%       1995      2015      8,249.00       6.87       7,109.12       5.92
         FIXED RATE                3.5000%       1995      2015      8,645.00       7.20       6,467.94       5.39
  POUNDS STERLING                                                        7.74      12.39           3.87       6.20
                                                                   ----------   --------     ----------   --------
         FIXED RATE                5.9500%       1995      2007          7.74      12.39           3.87       6.20
  JAPANESE YEN                                                     694,868.21   5,794.51     397,441.45   3,314.26
                                                                   ----------   --------     ----------   --------
         FIXED RATE                2.5000%       1992      2022      6,686.00      55.75       6,359.85      53.03
         FIXED RATE                6.5000%       1991      2003     13,214.97     110.20       1,319.30      11.00
         FIXED RATE                3.0000%       1994      2024     15,000.00     125.09      12,699.81     105.90
         FIXED RATE                2.5000%       1989      2006      5,003.68      41.73       3,707.76      30.92
         FIXED RATE                2.5000%       1991      2021     30,084.00     250.87      27,148.97     226.40
         FIXED RATE                2.7000%       1988      2004      1,936.96      16.15       1,291.30      10.77
         FIXED RATE                6.5000%       1991      2011     12,215.94     101.87       7,145.10      59.58
         FIXED RATE                3.0000%       1994      2024     22,500.00     187.63      22,500.00     187.63
         FIXED RATE                5.5000%       1992      2010     20,550.00     171.37       4,046.94      33.75
         FIXED RATE                4.7000%       1993      2009     17,812.50     148.54       6,348.55      52.94
         FIXED RATE                5.8000%       1992      2004     27,885.85     232.54       4,769.59      39.77
         FIXED RATE                2.5000%       1995      2025      5,283.00      44.05         329.13       2.74
         FIXED RATE                2.1000%       1995      2025        848.00       7.07         403.73       3.37
         FIXED RATE                2.5000%       1995      2025      1,104.00       9.21       1,021.72       8.52
         FIXED RATE                2.1000%       1995      2025        248.00       2.07         328.78       2.74
         FIXED RATE                2.7000%       1995      2025     11,394.00      95.01       9,885.69      82.44
         FIXED RATE                2.3000%       1995      2025        921.00       7.68       1,232.32      10.28
         FIXED RATE                2.7000%       1995      2025      2,224.00      18.55       1,366.30      11.39
         FIXED RATE                2.7000%       1996      2026     22,837.00     190.44      11,022.74      91.92
         FIXED RATE                2.3000%       1996      2026      1,875.00      15.64       4,301.65      35.87
         FIXED RATE                2.7000%       1996      2026     10,184.00      84.92      10,240.00      85.39
         FIXED RATE                2.3000%       1996      2026        310.00       2.59         250.04       2.09
         FIXED RATE                2.5000%       1996      2026      5,000.00      41.70       4,900.47      40.87
         FIXED RATE                2.1000%       1996      2026        158.00       1.32         157.99       1.32
         FIXED RATE                2.3000%       1997      2027      8,760.00      73.05         502.89       4.19
         FIXED RATE                2.7000%       1997      2027     14,011.00     116.84       1,337.04      11.15
         FIXED RATE                2.3000%       1997      2027        449.00       3.74          40.28       0.34
         FIXED RATE                2.7000%       1997      2027      7,747.00      64.60       5,734.96      47.82
         FIXED RATE                2.3000%       1997      2027        339.00       2.83         284.70       2.37
         FIXED RATE                2.7000%       1997      2027     14,638.00     122.07       8,201.74      68.39
         FIXED RATE                2.3000%       1997      2027        334.00       2.79         259.24       2.16
         FIXED RATE                2.5000%       1997      2027      5,903.00      49.23         262.31       2.19
         FIXED RATE                2.1000%       1997      2027      1,325.00      11.05         842.32       7.02
         FIXED RATE                2.5000%       1997      2027        386.00       3.22         291.91       2.43
         FIXED RATE                2.1000%       1997      2027        648.00       5.40         505.95       4.22
         FIXED RATE                2.5000%       1997      2027      1,927.00      16.07           0.00       0.00
         FIXED RATE                2.1000%       1997      2027        819.00       6.83         144.39       1.20
         FIXED RATE                2.2000%       1998      2028     13,788.00     114.98       1,347.91      11.24
         FIXED RATE                0.7500%       1998      2038        767.00       6.40         232.24       1.94
         FIXED RATE                2.2000%       1998      2028     19,532.00     162.88       4,179.83      34.86
         FIXED RATE                0.7500%       1998      2038        458.00       3.82         298.80       2.49
         FIXED RATE                2.2000%       1998      2028      3,064.00      25.55         388.53       3.24
         FIXED RATE                1.7000%       1998      2028      2,193.00      18.29         292.16       2.44
         FIXED RATE                0.7500%       1998      2038        815.00       6.80         197.26       1.64
         FIXED RATE                2.2000%       1999      2028      3,064.00      25.55      12,314.44     102.69
         FIXED RATE                1.7000%       1999      2028      2,193.00      18.29       1,872.49      15.61
         FIXED RATE                2.2000%       1999      2040     16,450.00     137.18         539.81       4.50
         FIXED RATE                0.9500%       2001      2041     39,455.00     329.02           0.00       0.00
         FIXED RATE                0.7500%       2001      2041      2,476.00      20.65           0.00       0.00
         JAPAN LONG TERM PRIME     1.2500%       1994      2003     26,840.00     223.82      15,698.91     130.91
         JAPAN LONG TERM PRIME     1.2500%       1994      2003     31,500.00     262.68      24,779.68     206.64
         JAPAN LONG TERM PRIME
         LENDING RATE              1.2500%       1994      2005      2,163.65      18.04         509.80       4.25
         JAPAN LONG TERM PRIME
         LENDING RATE              0.0000%       1994      2014     12,400.00     103.40       4,733.90      39.48
         JAPAN LONG TERM PRIME
         LENDING RATE              1.2500%       1994      2005        297.84       2.48          59.57       0.50
         JAPAN LONG TERM PRIME
         LENDING RATE              0.0000%       1992      2014      6,100.00      50.87       4,389.38      36.60
         JAPAN LONG TERM PRIME
         LENDING RATE              0.0000%       1992      2015     18,600.00     155.11      13,126.45     109.46

                            AS OF DECEMBER 31, 2002
                                  IN MILLIONS


                               INTEREST RATE/                         ORIGINAL AMOUNT         OUTSTANDING BALANCE
                                  SPREAD/                                CONTRACTED                  AS OF
                               SERVICE CHARGE    YEAR    YEAR OF  (IN ORIGINAL      (IN US  (IN ORIGINAL      (IN US
CURRENCY  INTEREST RATE BASIS   (PER ANNUM)   CONTRACTED MATURITY        CURR) DOLLAR)/(2)/        CURR) DOLLAR)/(2)/
-------- --------------------- -------------- ---------- -------- ------------ -----------  ------------ -----------
         JAPAN LONG TERM PRIME
         LENDING RATE              0.0000%       1999      2019    60,000.00      500.34     55,714.29      464.60
         JAPAN LONG TERM PRIME
         LENDING RATE              0.0000%       2001      2011    12,500.00      104.24     12,500.00      104.24
         JAPAN LONG TERM PRIME
         LENDING RATE              0.0000%       2000      2007     5,370.68       44.79      3,836.20       31.99
         JAPAN LONG TERM PRIME
         LENDING RATE             -0.2000%       1999      2014    26,000.00      216.81     19,050.50      158.86
         JAPAN SWAP RATE           1.6000%       1999      2009    20,800.00      173.45     20,800.00      173.45
         LIBOR 6MOS DEPOSIT        1.6000%       1999      2009    27,200.00      226.82     27,200.00      226.82
         LIBOR 6MOS DEPOSIT        0.0000%       1999      2003     8,469.00       70.62      2,117.27       17.66
         LIBOR 6MOS DEPOSIT        0.0000%       1999      2004    13,537.00      112.89      4,512.18       37.63
         ADB FLOATING RATE         0.0000%       1998      2013     3,057.00       25.49        620.18        5.17
         ADB FLOATING RATE         0.5000%       1996      2015     2,166.70       18.07        274.44        2.29
         LIBOR BASE RATE           0.0000%       2000      2014     3,676.05       30.65          9.80        0.08
         LIBOR BASE RATE           0.0000%       2002      2021     2,166.00       18.06         36.76        0.31
         CQB                       0.1000%       2001      2011     3,717.00       31.00         37.18        0.31
         LIBOR BASE RATE           0.5000%       1996      2016     9,090.39       75.80      2,186.04       18.23
         US LIBOR                  0.0000%       2001      2020     2,400.00       20.01      2,400.00       20.01
  SPECIAL DRAWING RIGHTS                                               13.50       18.23         11.37       15.35
                                                                   ---------    --------     ---------    --------
         INTEREST FREE             0.7500%       1992      2032         3.00        4.05          2.33        3.14
         LIBOR 6MOS. DEPOSIT       0.8000%       1995      2034         3.50        4.73          3.48        4.70
         LIBOR 6MOS. DEPOSIT       0.8000%       1995      2014         7.00        9.45          5.56        7.51
  UNITED STATES DOLLARS                                             5,719.09    5,919.09      3,181.59    3,181.59
                                                                   ---------    --------     ---------    --------
         ADB FLOATING RATE         0.0000%       1993      2018        43.20       43.20         18.71       18.71
         ADB FLOATING RATE         0.0000%       1989      2004       130.00      130.00         85.61       85.61
         ADB FLOATING RATE         0.0000%       1991      2009        25.00       25.00         10.50       10.50
         ADB FLOATING RATE         0.0000%       1992      2007         2.60        2.60          0.96        0.96
         ADB FLOATING RATE         0.0000%       1989      2012        26.40       26.40         19.17       19.17
         ADB FLOATING RATE         0.0000%       1988      2012        43.50       43.50         31.27       31.27
         ADB FLOATING RATE         0.0000%       1991      2006       100.00      100.00         15.21       15.21
         ADB FLOATING RATE         0.0000%       1986      2006        92.00       92.00         37.63       37.63
         ADB FLOATING RATE         0.0000%       1995      2020        92.00       92.00         83.15       83.15
         ADB FLOATING RATE         0.0000%       1993      2012       138.00      138.00         98.15       98.15
         ADB FLOATING RATE         0.0000%       1991      2015       200.00      200.00        164.66      164.66
         ADB FLOATING RATE         0.0000%       1988      2008       120.00      120.00         61.25       61.25
         ADB FLOATING RATE         0.0000%       1989      2009       160.00      160.00        100.03      100.03
         ADB FLOATING RATE         0.0000%       1995      2019       244.00      244.00        151.92      151.92
         ADB FLOATING RATE         0.0000%       1992      2012        75.00       75.00         60.80       60.80
         ADB FLOATING RATE         0.0000%       1992      2016        31.40       31.40          7.99        7.99
         ADB FLOATING RATE         0.0000%       1993      2013       164.00      164.00         96.65       96.65
         ADB FLOATING RATE         0.0000%       1998      2021        50.00       50.00          7.67        7.67
         ADB FLOATING RATE         0.0000%       1996      2011         5.35        5.35          4.12        4.12
         ADB FLOATING RATE         0.0000%       1998      2017        20.22       20.22         31.61       31.61
         FIXED RATE                1.5000%       1990      2010         0.17        0.17          0.14        0.14
         FIXED RATE                1.5000%       1990      2010         0.03        0.03          0.02        0.02
         FIXED RATE               10.5000%       1984      2007        39.30       39.30         12.07       12.07
         FIXED RATE                1.5000%       1990      2010         0.08        0.08          0.06        0.06
         FIXED RATE                1.5000%       1990      2010         0.05        0.05          0.04        0.04
         FIXED RATE                3.0000%       1995      2006         0.50        0.50          0.37        0.37
         FIXED RATE                8.1000%       1980      2005        42.80       42.80          6.30        6.30
         FIXED RATE                7.6000%       1979      2004        60.70       60.70          9.72        9.72
         FIXED RATE                1.5000%       1990      2010         0.41        0.41          0.33        0.33
         FIXED RATE                7.7000%       1978      2003        49.00       49.00          4.41        4.41
         FIXED RATE                1.5000%       1990      2010         0.04        0.04          0.03        0.03
         FIXED RATE                1.5000%       1990      2010        15.67       15.67         12.54       12.54
         FIXED RATE                1.5000%       1990      2010         9.34        9.34          7.47        7.47
         FIXED RATE                1.5000%       1990      2010        11.56       11.56          9.25        9.25
         FIXED RATE                1.5000%       1990      2010         0.09        0.09          0.07        0.07
         FIXED RATE                2.0000%       1993      2013        19.30       19.30         19.30       19.30
         FIXED RATE                3.5750%       1995      2012        37.90       37.90         36.01       36.01
         FIXED RATE                1.5000%       1990      2010         0.03        0.03          0.02        0.02
         FIXED RATE                8.3000%       1989      2003         2.24        2.24          0.22        0.22
         FIXED RATE                1.5000%       1990      2010         0.10        0.10          0.08        0.08
         FIXED RATE                1.5000%       1990      2010         0.20        0.20          0.16        0.16
         FIXED RATE                1.5000%       1990      2010         3.38        3.38          2.71        2.71
         FIXED RATE                1.5000%       1990      2010         0.17        0.17          0.14        0.14
         FIXED RATE               10.1000%       1981      2006        87.50       87.50         19.40       19.40
         FIXED RATE                1.5000%       1990      2010        11.21       11.21          8.97        8.97
         FIXED RATE                1.5000%       1990      2010         0.15        0.15          0.12        0.12
         FIXED RATE               10.2500%       1984      2004        33.00       33.00          5.41        5.41
         FIXED RATE                1.5000%       1990      2010         0.04        0.04          0.03        0.03

                            AS OF DECEMBER 31, 2002
                                  IN MILLIONS


                                INTEREST RATE/                         ORIGINAL AMOUNT         OUTSTANDING BALANCE
                                   SPREAD/                                CONTRACTED                  AS OF
                                SERVICE CHARGE    YEAR    YEAR OF  (IN ORIGINAL      (IN US  (IN ORIGINAL      (IN US
CURRENCY  INTEREST RATE BASIS    (PER ANNUM)   CONTRACTED MATURITY        CURR) DOLLAR)/(2)/        CURR) DOLLAR)/(2)/
-------- ---------------------- -------------- ---------- -------- ------------ -----------  ------------ -----------
         FIXED RATE                 3.0000%       1995      2006        9.50        9.50          2.91        2.91
         FIXED RATE                 1.5000%       1990      2010        0.18        0.18          0.14        0.14
         FIXED RATE                 1.5000%       1990      2010        0.91        0.91          0.73        0.73
         FIXED RATE                 1.5000%       1990      2010        0.12        0.12          0.10        0.10
         FIXED RATE                 1.5000%       1990      2010        0.63        0.63          0.51        0.51
         FIXED RATE                 1.2500%       1993      2025       24.50       24.50         24.50       24.50
         FIXED RATE                 1.5000%       1990      2010        0.51        0.51          0.41        0.41
         FIXED RATE                10.5000%       1984      2007       43.80       43.80          2.75        2.75
         FIXED RATE                 1.5000%       1990      2010        0.99        0.99          0.79        0.79
         FIXED RATE                 1.5000%       1990      2010        0.38        0.38          0.30        0.30
         FIXED RATE                 1.5000%       1990      2010        4.99        4.99          3.99        3.99
         FIXED RATE                 1.5000%       1990      2010        0.23        0.23          0.19        0.19
         FIXED RATE                 1.5000%       1990      2010        1.35        1.35          0.89        0.89
         FIXED RATE                 1.5000%       1990      2010       11.70       11.70          9.36        9.36
         FIXED RATE                 6.6000%       1995      2008       25.00       25.00          0.61        0.61
         FIXED RATE                 7.6500%       1996      2009       25.00       25.00          1.85        1.85
         FIXED RATE                 3.0000%       1994      2007        5.00        5.00          0.52        0.52
         FIXED RATE                 4.0000%       1995      2018       15.00       15.00         13.44       13.44
         FIXED RATE                 6.5000%       1997      2010       11.10       11.10          3.09        3.09
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1989      2009       65.50       65.50         35.82       35.82
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1994      2014      113.00      113.00         84.32       84.32
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1993      2012      134.00      134.00         28.90       28.90
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1994      2014      114.00      114.00         46.66       46.66
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1993      2013      110.00      110.00         41.89       41.89
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1989      2009       65.00       65.00         39.42       39.42
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1994      2014      127.35      127.35        108.10      108.10
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1994      2014       19.65       19.65         10.63       10.63
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1995      2002       50.00       50.00         45.95       45.95
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1994      2013       64.00       64.00         43.99       43.99
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1991      2011      175.00      175.00        122.36      122.36
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1994      2014       40.00       40.00         33.05       33.05
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1995      2011       50.00       50.00         40.06       40.06
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1992      2012       91.30       91.30         39.63       39.63
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1988      2008       41.00       41.00         22.06       22.06
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1988      2008       59.00       59.00         27.82       27.82
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1991      2011      150.00      150.00        109.22      109.22
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1990      2010      150.00      150.00         88.85       88.85
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1990      2010      200.00      200.00        127.74      127.74
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1985      2005      100.00      100.00         19.96       19.96
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1991      2011       15.00       15.00          1.05        1.05
         IBRD COST OF QUALIFIED
         BORROWINGS                 0.5000%       1989      2009       40.00       40.00         22.71       22.71
         INTEREST FREE              0.0000%       2000      2013        7.50        7.50          3.89        3.89
         LIBOR 6 MOS DEPOSITS       0.6250%       1992      2003       19.52       19.52          1.95        1.95
         LIBOR 6 MOS DEPOSITS       0.6250%       1992      2003        4.87        4.87          0.22        0.22
         LIBOR 6 MOS DEPOSITS       0.6250%       1991      2003       19.52       19.52          0.98        0.98
         LIBOR 6 MOS DEPOSITS       0.6250%       1992      2003        6.21        6.21          0.62        0.62
         LIBOR 6 MOS DEPOSITS       0.6250%       1992      2003        4.52        4.52          0.23        0.23
         LIBOR 6MOS. DEPOSIT        0.0000%       1992      2004       25.50       25.50          5.10        5.10
         LIBOR 6MOS. DEPOSIT        0.0000%       1992      2004       17.44       17.44          2.46        2.46
         LIBOR 6MOS. DEPOSIT        0.0000%       1992      2004       18.77       18.77          2.48        2.48
         LIBOR BASE RATE            0.5000%       1996      2016      100.00      100.00         31.86       31.86
         LIBOR BASE RATE            0.5000%       1996      2016       57.00       57.00          6.10        6.10
         LIBOR BASE RATE            0.5000%       1996      2016      150.00      150.00         94.03       94.03

                            AS OF DECEMBER 31, 2002
                                  IN MILLIONS


                                              INTEREST RATE/                         ORIGINAL AMOUNT
                                                 SPREAD/                                CONTRACTED
                                              SERVICE CHARGE    YEAR    YEAR OF  (IN ORIGINAL      (IN US
CURRENCY              INTEREST RATE BASIS      (PER ANNUM)   CONTRACTED MATURITY        CURR) DOLLAR)/(2)/
--------           -------------------------- -------------- ---------- -------- ------------ -----------
                   LIBOR BASE RATE                0.5000%       1995       2015        50.00      50.00
                   US CONCESSIONARY INTEREST
                   RELENDING RATE                 0.0000%       1993       2004         2.13       2.13
                   LIBOR BASE RATE                0.5000%       1996       2017        60.00      60.00
                   LIBOR BASE RATE                0.5000%       1997       2017        54.50      54.50
                   LIBOR BASE RATE                0.5000%       1998       2018       150.00     150.00
                   LIBOR BASE RATE                0.5000%       1998       2019        23.30      23.30
                   LIBOR 6MOS. DEPOSIT            0.0000%       1998       2014       160.00     160.00
                   LIBOR 6MOS. DEPOSIT            0.0000%       1998       2008        25.00      25.00
                   US FLOATING RATE               0.9000%       1999       2014       200.00     200.00
                   US FLOATING RATE               0.3000%       2000       2003       200.00     200.00
B. BONDS                                                                                       3,275.24
                                                                                               ========
  UNITED STATES DOLLARS                                                             2,310.00   2,310.00
                                                                                  ----------   --------
                   FIXED RATE                     9.7500%       1994       2009       100.00     100.00
                   FIXED RATE                     7.8750%       1996       2006       200.00     200.00
                   FIXED RATE                     8.4000%       1996       2016       160.00     160.00
                   FIXED RATE                     9.6250%       1998       2028       300.00     300.00
                   FIXED RATE                     9.8750%       2000       2010       500.00     500.00
                   FIXED RATE                     9.5750%       2000       2012       250.00     250.00
                   FIXED RATE                     8.4750%       2000       2009       500.00     500.00
                   FIXED RATE                     0.0000%       2002       2010       300.00     300.00
  JAPANESE YEN                                                                    115,750.00     965.24
                                                                                  ----------   --------
                   FIXED RATE                     4.6500%       1995       2015    12,000.00     100.07
                   FIXED RATE                     3.1500%       1997       2003    20,000.00     166.78
                   FIXED RATE                     2.3500%       2000       2010    22,000.00     183.46
                   FIXED RATE                     3.2000%       2002       2020    24,750.00     206.39
                   FIXED RATE                     3.5000%       2002       2022    37,000.00     308.54
  EURO                                                                                500.00     519.00
                                                                                  ----------   --------
                   FIXED RATE                     9.5750%       2001       2006       500.00     519.00
II. GFI GUARANTEE
 ASSUMED BY
 NATIONAL
 GOVERNMENT                                                                                      422.92
                                                                                               ========
  BELGIAN FRANCS                                                                    1,005.34      25.87
                                                                                  ----------   --------
                   BIBOR 6 MOS.                   0.6000%       1992       2007       158.97       4.09
                   BIBOR 6 MOS.                   0.6000%       1992       2007       722.14      18.58
                   BIBOR 6 MOS.                   0.6000%       1992       2007       124.23       3.20
  CANADIAN DOLLARS                                                         Upon
                   INTEREST FREE                  0.0000%       1986     Demand         0.27       0.17
                                                                                  ----------   --------
  DEUTSCHE MARKS                                                                        3.84       2.04
                                                                                  ----------   --------
                   DM LIBOR                       0.8125%       1986       2003         0.33       0.18
                   DM LIBOR                       0.8125%       1986       2003         0.33       0.18
                   DM LIBOR                       0.8125%       1986       2003         0.33       0.18
                   FIXED RATE                     8.6000%       1992       2007         2.84       1.51
  SPANISH PESETAS                                                                   6,989.98      43.61
                                                                                  ----------   --------
                   FIXED RATE                    11.0000%       1991       2007     6,989.98      43.61
  FRENCH FRANCS                                                                        21.86       3.46
                                                                                  ----------   --------
                                                                           Upon
                   INTEREST FREE                  0.0000%       1986     Demand         3.13       0.50
                   TAUX DU MARCHE OBLIGATAIRE     0.4000%       1991       2007         4.36       0.69
                   TAUX DU MARCHE OBLIGATAIRE     0.4000%       1991       2007         0.11       0.02
                   TAUX DU MARCHE OBLIGATAIRE     0.4000%       1989       2007        13.01       2.06
                   TAUX DU MARCHE OBLIGATAIRE     0.4000%       1989       2007         1.24       0.20
  POUNDS STERLING                                                                       1.03       1.65
                                                                                  ----------   --------
                                                                           Upon
                                                  0.0000%       1986     Demand         0.00       0.00
                   GBP LIBOR                      0.5000%       1991       2007         1.03       1.65
  JAPANESE YEN                                                                     26,248.48     218.89
                                                                                  ----------   --------
                   LONG TERM PRIME RATE           0.1000%       1992       2007     4,968.73      41.43
                   LONG TERM PRIME RATE           0.1000%       1992       2007    16,886.81     140.82
                   LONG TERM PRIME RATE           0.1000%       1992       2007       216.83       1.81
                                                                           Upon
                   INTEREST FREE                  0.0000%       1986     Demand         2.74       0.02
                   LONG TERM PRIME RATE           0.1000%       1992       2007       412.07       3.44
                   LONG TERM PRIME RATE           0.1000%       1992       2007       701.63       5.85
                   LONG TERM PRIME RATE           0.1000%       1992       2007     1,194.42       9.96
                   LONG TERM PRIME RATE           0.1000%       1992       2007       158.65       1.32
                   LONG TERM PRIME RATE           0.1000%       1992       2007       747.41       6.23


                     OUTSTANDING BALANCE
                            AS OF
                   (IN ORIGINAL      (IN US
CURRENCY                  CURR) DOLLAR)/(2)/
--------           ------------ -----------
                         43.34      43.34

                          0.02       0.02
                         21.07      21.07
                          7.63       7.63
                         65.03      65.03
                          5.57       5.57
                         65.56      65.56
                         18.75      18.75
                        180.00     180.00
                        175.00     175.00
B. BONDS                         3,642.92
                                 ========
  UNITED STATES DOLLARS                          2,158.68   2,158.68
                    ----------   --------
                        100.00     100.00
                        200.00     200.00
                        160.00     160.00
                        300.00     300.00
                        500.00     500.00
                        250.00     250.00
                        500.00     500.00
                        148.68     148.68
  JAPANESE YEN      115,750.00     965.24
                    ----------   --------
                     12,000.00     100.07
                     20,000.00     166.78
                     22,000.00     183.46
                     24,750.00     206.39
                     37,000.00     308.54
  EURO                  500.00     519.00
                    ----------   --------
                        500.00     519.00
II. GFI GUARANTEE
 ASSUMED BY
 NATIONAL
 GOVERNMENT                        298.22
                                 ========
  BELGIAN FRANCS        646.29      16.63
                    ----------   --------
                        102.19       2.63
                        464.24      11.95
                         79.86       2.05
  CANADIAN DOLLARS
                          0.27       0.17
                    ----------   --------
  DEUTSCHE MARKS          1.93       1.02
                    ----------   --------
                          0.03       0.02
                          0.03       0.02
                          0.03       0.02
                          1.83       0.97
  SPANISH PESETAS     4,493.56      28.03
                    ----------   --------
                      4,493.56      28.03
  FRENCH FRANCS          15.17       2.40
                    ----------   --------

                          3.13       0.50
                          2.80       0.44
                          0.07       0.01
                          8.36       1.32
                          0.80       0.13
  POUNDS STERLING         0.66       1.06
                    ----------   --------

                          0.00       0.00
                          0.66       1.06
  JAPANESE YEN       16,875.01     140.72
                    ----------   --------
                      3,194.18      26.64
                     10,855.81      90.53
                        139.39       1.16

                          2.74       0.02
                        264.90       2.21
                        451.05       3.76
                        767.84       6.40
                        101.99       0.85
                        480.48       4.01

                            AS OF DECEMBER 31, 2002
                                  IN MILLIONS

                                     INTEREST RATE/                         ORIGINAL AMOUNT         OUTSTANDING BALANCE
                                        SPREAD/                                CONTRACTED                  AS OF
                                     SERVICE CHARGE    YEAR    YEAR OF  (IN ORIGINAL      (IN US  (IN ORIGINAL      (IN US
CURRENCY       INTEREST RATE BASIS    (PER ANNUM)   CONTRACTED MATURITY        CURR) DOLLAR)/(2)/        CURR) DOLLAR)/(2)/
--------     ----------------------- -------------- ---------- -------- ------------ -----------  ------------ -----------
             LONG TERM PRIME RATE        0.1000%       1992       2007     801.78        6.69        515.43        4.30
             LONG TERM PRIME RATE        0.1000%       1992       2000     157.43        1.31        101.20        0.84
  SAUDI RIAL                                                                27.34        7.29         27.34        7.29
                                                                           ------      ------        ------      ------
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand       5.92        1.58          5.92        1.58
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand      18.46        4.92         18.46        4.92
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand       2.96        0.79          2.96        0.79
  UNITED STATES DOLLARS                                                    119.95      119.95        100.89      100.89
                                                                           ------      ------        ------      ------
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand       0.97        0.97          0.97        0.97
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand       8.33        8.33          8.33        8.33
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand      33.09       33.09         33.09       33.09
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand      18.60       18.60         18.60       18.60
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand       0.72        0.72          0.72        0.72
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand       0.51        0.51          0.51        0.51
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand       2.18        2.18          2.18        2.18
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand       5.22        5.22          5.22        5.22
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand       0.51        0.51          0.51        0.51
                                                                  Upon
             INTEREST FREE               0.0000%       1986     Demand       4.40        4.40          4.40        4.40
                                                                  Upon
             INTEREST FREE               0.0000%       1988     Demand      11.55       11.55          7.51        7.51
             FIXED RATE                  3.4750%       1992       2007      11.25       11.25          7.23        7.23
             FIXED RATE                  3.4750%       1992       2007       5.28        5.28          3.39        3.39
             FIXED RATE                  3.4750%       1992       2007       0.80        0.80          0.51        0.51
             LIBOR 6 MOS                 0.8125%       1986       2003       0.09        0.09          0.01        0.01
             LIBOR 6 MOS                 0.8125%       1986       2003       0.05        0.05          0.00        0.00
             LIBOR 6 MOS                 0.8125%       1991       2007       0.32        0.32          0.20        0.20
             LIBOR 6 MOS                 0.8125%       1986       2003       0.59        0.59          0.06        0.06
             LIBOR 6 MOS                 0.8125%       1992       2007       0.11        0.11          0.07        0.07
             LIBOR 6 MOS                 0.8125%       1991       2007       1.22        1.22          0.79        0.79
             LIBOR 6 MOS                 0.8125%       1986       2003       4.66        4.66          0.47        0.47
             LIBOR 6 MOS                 0.8125%       1991       2007       0.19        0.19          0.12        0.12
             NEW SHORT TERM EXIMBANK
             BORROWING                   0.5000%       1992       2007       5.61        5.61          3.60        3.60
             NEW SHORT TERM EXIMBANK
             BORROWING                   0.5000%       1992       2007       0.10        0.10          0.06        0.06
             NEW SHORT TERM EXIMBANK
             BORROWING                   0.5000%       1991       2007       3.63        3.63          2.33        2.33

--------

(1) Includes government guarantee on GOCC (loans and bonds) GFI guarantee assumed by the government per Proc. 50.


(2) Amount in original currencies were converted to US Dollars using reference rate on December 27, 2002.

            EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES/ (1)/
                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED


                                               INTEREST RATE/                             ORIGINAL         OUTSTANDING BALANCE
                                                  SPREAD/                             AMOUNT CONTRACTED           AS OF
                                               SERVICE CHARGE    YEAR     YEAR OF   (IN ORIG.   (IN US     (IN ORIG.   (IN US
CURRENCY                 INTEREST RATE BASIS    (Per Annum)   CONTRACTED  MATURITY    CURR)   DOLLAR)/(2)/   CURR)   DOLLAR)/(2/)
--------                ---------------------- -------------- ---------- ---------- --------- -----------  --------- ----------
GRAND TOTAL                                                                                    40,764.03             25,339.61
                                                                                               ---------             ---------
  I.  DIRECT DEBT OF THE REPUBLIC                                                              26,430.22             13,297.15
                                                                                               ---------             ---------
    A. AVAILED OF BY GOVERNMENT AGENCIES                                                       22,866.43             11,560.63
                                                                                               ---------             ---------
  AUSTRIAN SCHILLINGS                                                                 102.27        7.71   1,287.43      97.12
                                                                                    --------   ---------   --------  ---------
                        FIXED RATE                 4.0000%    31/03/1997 30/06/2014    14.53        1.10     183.21      13.82
                        FIXED RATE                 4.5000%    02/03/2002 30/12/2019    15.06        1.14     207.26      15.63
                        FIXED RATE                 4.5000%    23/07/1999 31/12/2022    72.67        5.48     896.96      67.66
  BELGIAN FRANCS                                                                      200.00        5.15      25.00       0.64
                                                                                    --------   ---------   --------  ---------
                        INTEREST FREE              0.0000%    06/04/1977 31/12/2006    50.00        1.29      10.00       0.26
                        INTEREST FREE              0.0000%    11/06/1976 31/12/2005    50.00        1.29       7.50       0.19
                        FIXED RATE                 2.0000%    15/12/1975 31/12/2004    50.00        1.29       5.00       0.13
                        FIXED RATE                 2.0000%    21/08/1974 31/12/2003    50.00        1.29       2.50       0.06
  CANADIAN DOLLARS                                                                      3.89        2.50       2.14       1.37
                                                                                    --------   ---------   --------  ---------
                        INTEREST FREE              0.0000%    12/11/1974 03/09/2024     3.89        2.50       2.14       1.37
  SWISS FRANCS                                                                        103.98       74.15      46.27      32.99
                                                                                    --------   ---------   --------  ---------
                        FIXED RATE                 0.0125%    01/01/1998 30/04/2005     6.64        4.73       3.32       2.37
                        FIXED RATE                 0.0125%    01/05/1990 31/12/2003     1.71        1.22       0.14       0.10
                        FIXED RATE                 4.6300%    01/01/1998 30/04/2014    37.60       26.81      19.92      14.20
                        CHF LIBOR                  0.0125%    14/09/1998 15/11/2005     1.62        1.15       0.92       0.66
                        CHF LIBOR                  0.0000%    25/09/2001 20/09/2014    22.77       16.24      18.34      13.08
                        CHF LIBOR                  0.0000%    25/09/2001 20/09/2008    22.77       16.24       3.64       2.59
                        LIBOR 6 MONTHS DEPOSIT     0.0138%    10/03/1989 31/12/2008    10.87        7.75       0.00       0.00
  DEUTSCHEMARKS                                                                        67.33       35.73      30.99      16.44
                                                                                    --------   ---------   --------  ---------
                        FIXED RATE                 2.0000%    03/08/1984 31/12/2014    13.50        7.16       7.91       4.20
                        FIXED RATE                 2.0000%    03/08/1984 31/12/2014    16.50        8.76       9.67       5.13
                        FIXED RATE                 2.0000%    12/10/1990 31/12/2020     6.60        3.50       5.94       3.15
                        FIXED RATE                 2.0000%    12/05/1982 31/12/2012     2.73        1.45       1.34       0.71
                        FIXED RATE                 2.0000%    10/04/1981 30/06/2011     3.00        1.59       1.28       0.68
                        FIXED RATE                 2.0000%    20/06/1974 30/06/2004    10.00        5.31       0.73       0.39
                        FIXED RATE                 2.0000%    23/06/1978 30/06/2008    15.00        7.96       4.13       2.19
  DANISH KRONER                                                                        80.00       11.18      18.67       2.61
                                                                                    --------   ---------   --------  ---------
                        INTEREST FREE              0.0000%    26/06/1981 01/04/2006    65.00        9.08      12.80       1.79
                        INTEREST FREE              0.0000%    20/02/1985 01/10/2009    15.00        2.10       5.87       0.82
  EURO                                                                                154.37      160.23      63.06      65.46
                                                                                    --------   ---------   --------  ---------
                        INTEREST FREE              0.0000%    29/03/2000 21/03/2016     8.48        8.80       8.48       8.80
                        INTEREST FREE              0.0000%    22/09/2000 15/10/2017     1.84        1.91       1.84       1.91
                        FIXED RATE                 0.4700%    22/01/1998 30/09/2030     0.74        0.77       0.74       0.77
                        FIXED RATE                 0.4700%    22/01/1998 30/09/2030     3.20        3.32       3.24       3.36
                        FIXED RATE                 0.7500%    14/02/2002 30/06/2042     7.39        7.67       0.00       0.00
                        FIXED RATE                 0.7500%    14/02/2002 30/06/2042    10.69       11.09       0.00       0.00
                        FIXED RATE                 1.5000%    17/02/1995 29/11/2014     8.12        8.42       8.08       8.39
                        FIXED RATE                 3.4500%    28/02/2002 31/03/2012    18.17       18.86       3.09       3.21
                        FIXED RATE                 3.6500%    28/02/2002 31/03/2025    36.34       37.72       7.66       7.95
                        FIXED RATE                 4.0000%    16/11/2000 30/06/2023    31.25       32.44      14.15      14.68
                        FIXED RATE                 4.4000%    11/12/2001 31/12/2024    23.99       24.90      12.11      12.57
                        FIXED RATE                 4.9400%    17/08/1999 30/04/2010     3.40        3.53       3.06       3.18
                        FIXED RATE                 4.9400%    17/08/1999 30/04/2010     0.77        0.80       0.61       0.64
  FRENCH FRANCS                                                                     1,581.90      250.32     824.29     130.44
                                                                                    --------   ---------   --------  ---------
                        FIXED RATE                 1.4000%    31/12/1994 31/12/2016   102.36       16.20      96.73      15.31
                        FIXED RATE                 1.4000%    31/12/1994 31/12/2016    17.65        2.79      17.64       2.79
                        FIXED RATE                 1.5000%    18/12/1995 31/12/2018    24.00        3.80       8.56       1.35
                        FIXED RATE                 1.5000%    18/12/1995 31/12/2023    12.60        1.99      12.60       1.99
                        FIXED RATE                 1.5000%    18/12/1995 31/12/2022     3.20        0.51       1.95       0.31
                        FIXED RATE                 1.5000%    18/12/1995 31/12/2022     4.80        0.76       4.88       0.77
                        FIXED RATE                 1.5000%    15/01/1997 30/09/2023    36.06        5.71      36.06       5.71
                        FIXED RATE                 1.5000%    15/01/1997 30/09/2023    98.98       15.66      47.07       7.45
                        FIXED RATE                 2.0000%    20/05/1992 31/12/2024     4.86        0.77       4.78       0.76
                        FIXED RATE                 2.0000%    20/05/1992 01/09/2003     3.24        0.51       0.16       0.03
                        FIXED RATE                 2.0000%    20/05/1992 31/12/2023    18.90        2.99      18.90       2.99
                        FIXED RATE                 2.0000%    17/01/1992 31/12/2024    69.00       10.92      68.35      10.82
                        FIXED RATE                 2.0000%    07/12/1990 31/12/2023    14.22        2.25      14.22       2.25
                        FIXED RATE                 2.0000%    20/05/1992 31/12/2022     4.98        0.79       4.98       0.79
                        FIXED RATE                 2.5000%    09/02/1990 31/12/2022    27.25        4.31      26.91       4.26
                        FIXED RATE                 2.5000%    09/02/1990 31/12/2022    29.07        4.60      28.51       4.51
                        FIXED RATE                 2.5000%    09/02/1990 31/12/2022    17.40        2.75      17.18       2.72
                        FIXED RATE                 2.5000%    22/01/1992 31/12/2023     6.67        1.06       6.58       1.04
                        FIXED RATE                 3.0000%    10/10/1989 31/12/2023    28.50        4.51      25.56       4.04
                        FIXED RATE                 3.0000%    31/07/1989 21/03/2020     9.50        1.50       8.41       1.33
                        FIXED RATE                 3.1000%    08/12/1993 31/12/2014    80.00       12.66      73.51      11.63
                        FIXED RATE                 3.1000%    08/12/1993 31/12/2014    42.40        6.71      38.41       6.08
                        FIXED RATE                 3.1000%    08/12/1993 31/12/2014     8.00        1.27       7.66       1.21
                        FIXED RATE                 3.3000%    05/11/1993 30/06/2013    10.40        1.65       8.83       1.40
                        FIXED RATE                 3.3000%    05/11/1993 30/06/2013    18.40        2.91      15.77       2.49

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                        INTEREST RATE/                               ORIGINAL           OUTSTANDING BALANCE
                                           SPREAD/                              AMOUNT CONTRACTED              AS OF
                                        SERVICE CHARGE    YEAR     YEAR OF    (IN ORIG.     (IN US     (IN ORIG.    (IN US
CURRENCY          INTEREST RATE BASIS    (Per Annum)   CONTRACTED  MATURITY     CURR)     DOLLAR)/(2)/   CURR)    DOLLAR)/(2)/
--------        ----------------------- -------------- ---------- ---------- ------------ -----------  ---------- -----------
                FIXED RATE                  3.3000%    04/08/1993 31/12/2013        73.42      11.62        64.10     10.14
                FIXED RATE                  3.3000%    05/11/1993 30/06/2013        21.60       3.42         0.00      0.00
                FIXED RATE                  3.5000%    21/12/1992 30/09/2015        21.60       3.42         0.00      0.00
                FIXED RATE                  3.5000%    21/12/1992 30/09/2015       128.00      20.25         0.00      0.00
                FIXED RATE                  3.5000%    21/12/1993 30/09/2016        15.00       2.37         0.00      0.00
                FIXED RATE                  3.5000%    21/12/1994 30/09/2017        55.20       8.73         0.00      0.00
                FIXED RATE                  3.5000%    21/12/1992 30/09/2015        53.36       8.44         0.00      0.00
                FIXED RATE                  3.5000%    21/12/1995 30/09/2015        15.00       2.37        11.85      1.87
                FIXED RATE                  3.5000%    21/12/1995 31/12/2017         5.00       0.79         4.14      0.65
                FIXED RATE                  3.5000%    21/12/1996 30/09/2018        49.70       7.86         6.31      1.00
                FIXED RATE                  3.5000%    21/12/1997 30/12/2019        24.00       3.80        23.98      3.80
                FIXED RATE                  5.6800%    15/01/1997 08/02/2010        39.99       6.33        21.39      3.38
                FIXED RATE                  5.8200%    08/05/1997 30/12/2010        24.04       3.80        16.25      2.57
                FIXED RATE                  6.9100%    31/12/1995 30/12/2008         8.40       1.33         4.20      0.66
                FIXED RATE                  7.3500%    31/12/1995 31/12/2017        21.16       3.35         0.00      0.00
                FIXED RATE                  7.3500%    31/12/1994 31/12/2016         7.35       1.16         4.41      0.70
                FIXED RATE                  7.3500%    31/12/1994 31/12/2016        42.64       6.75        25.80      4.08
                FIXED RATE                  7.3500%    31/12/1995 31/12/2017         8.37       1.32         0.00      0.00
                FIXED RATE                  7.5000%    31/12/1995 31/12/2017        34.45       5.45        22.03      3.49
                FIXED RATE                  7.5000%    31/12/1992 30/09/2008        32.00       5.06         0.00      0.00
                FIXED RATE                  7.5000%    31/12/1992 30/09/2008        13.34       2.11         0.00      0.00
                FIXED RATE                  7.5000%    31/12/1992 30/09/2008         5.40       0.85         0.00      0.00
                FIXED RATE                  7.5500%    23/06/1993 05/07/2004         5.40       0.85         0.00      0.00
                FIXED RATE                  7.5500%    08/12/1993 31/12/2004        20.00       3.16         6.99      1.11
                FIXED RATE                  7.5500%    08/12/1993 31/12/2004         2.00       0.32         0.80      0.13
                FIXED RATE                  7.5500%    23/06/1992 05/07/2004         4.60       0.73         1.15      0.18
                FIXED RATE                  7.5500%    23/06/1992 05/05/2004         2.60       0.41         0.65      0.10
                FIXED RATE                  7.5500%    08/12/1993 31/12/2004        10.60       1.68         3.70      0.59
                FIXED RATE                  8.3000%    28/04/1989 31/12/2003        28.50       4.51         0.00      0.00
                FIXED RATE                  9.2000%    07/12/1990 09/11/2004         9.48       1.50         0.47      0.07
                FIXED RATE                  9.2000%    17/01/1991 09/06/2004        12.60       1.99         1.26      0.20
                FIXED RATE                  9.2000%    09/02/1990 01/11/2003        19.73       3.12         0.00      0.00
                FIXED RATE                  9.2000%    23/06/1992 30/06/2005        18.35       2.90         5.51      0.87
                FIXED RATE                  9.2000%    22/01/1992 01/12/2003         4.83       0.76         0.71      0.11
                FIXED RATE                  9.2000%    17/01/1992 19/07/2003        51.77       8.19         4.40      0.70
POUNDS STERLING                                                                    186.32     298.31        13.61     21.80
                                                                             ------------  ---------   ----------  --------
                FIXED RATE                  5.9500%    14/07/1995 01/06/2008        69.23     110.85         0.00      0.00
                FIXED RATE                  6.6000%    05/07/1996 01/08/2007        13.34      21.36         8.26     13.22
                FIXED RATE                  6.7400%    31/03/2001 28/02/2013        16.25      26.02         2.37      3.79
                FIXED RATE                  8.1000%    30/07/1992 31/01/2005        11.95      19.14         2.99      4.78
                LIBOR 6 MONTHS DEPOSIT      0.0000%    31/12/1997 31/07/2012        75.54     120.95         0.00      0.00
ITALIAN LIRA                                                                    10,185.74       5.46     8,717.61      4.67
                                                                             ------------  ---------   ----------  --------
                LIBOR 6 MONTHS DEPOSIT      1.5000%    30/06/1990 25/05/2011    10,185.74       5.46     8,717.61      4.67
JAPANESE YEN                                                                 1,354,861.96  11,298.19   676,786.57  5,643.72
                                                                             ------------  ---------   ----------  --------
                LONG TERM PRIME LEMDING
                RATE                       -0.0200%    17/02/1999 15/09/2018    43,800.00     365.25    12,080.00    100.74
                LONG TERM PRIME LEMDING
                RATE                       -0.0200%    17/02/2000 15/09/2019    43,800.00     365.25    35,553.75    296.48
                LONG TERM PRIME LEMDING
                RATE                        0.5000%    23/06/1997 15/05/2021    20,800.00     173.45     7,183.29     59.90
                FIXED RATE                  0.7500%    10/03/1999 20/03/2039    36,300.00     302.71    24,200.00    201.80
                FIXED RATE                  0.7500%    28/12/1999 20/12/2039       813.00       6.78         0.00      0.00
                FIXED RATE                  0.7500%    28/12/1999 20/12/2039       432.00       3.60       221.31      1.85
                FIXED RATE                  0.7500%    28/12/1999 20/12/2039       722.00       6.02       142.70      1.19
                FIXED RATE                  0.7500%    28/12/1999 20/12/2039     2,828.00      23.58       817.69      6.82
                FIXED RATE                  0.7500%    28/12/1999 20/12/2039       967.00       8.06       282.15      2.35
                FIXED RATE                  0.7500%    28/12/1999 20/12/2039       844.00       7.04       176.59      1.47
                FIXED RATE                  0.7500%    28/12/1999 20/12/2039       747.00       6.23       250.29      2.09
                FIXED RATE                  0.7500%    28/12/1999 20/12/2039       444.00       3.70       185.42      1.55
                FIXED RATE                  0.7500%    28/12/1999 20/12/2039     1,221.00      10.18       626.35      5.22
                FIXED RATE                  0.7500%    28/12/1999 20/12/2039     1,022.00       8.52       769.00      6.41
                FIXED RATE                  0.7500%    07/04/2000 20/04/2040     1,071.00       8.93       451.73      3.77
                FIXED RATE                  0.7500%    31/08/2000 20/08/2040    14,724.00     122.78       425.86      3.55
                FIXED RATE                  0.7500%    31/08/2000 20/08/2040     3,549.00      29.60       270.74      2.26
                FIXED RATE                  0.7500%    10/09/1998 20/09/2038       894.00       7.46       507.14      4.23
                FIXED RATE                  0.7500%    10/09/1998 20/09/2038     3,077.00      25.66     1,191.28      9.93
                FIXED RATE                  0.7500%    10/09/1998 20/09/2038       580.00       4.84       290.78      2.42
                FIXED RATE                  0.7500%    10/09/1998 20/09/2038     1,041.00       8.68       281.29      2.35
                FIXED RATE                  0.7500%    10/09/1998 20/09/2038        54.00       0.45        26.23      0.22
                FIXED RATE                  0.7500%    10/09/1998 20/09/2038       404.00       3.37       312.52      2.61
                FIXED RATE                  0.7500%    10/09/1998 20/09/2038     5,349.00      44.61       711.82      5.94
                FIXED RATE                  0.7500%    10/09/1998 20/09/2038     2,910.00      24.27       399.59      3.33

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                             INTEREST RATE/                             ORIGINAL          OUTSTANDING BALANCE
                                SPREAD/                             AMOUNT CONTRACTED            AS OF
                             SERVICE CHARGE    YEAR     YEAR OF   (INORIG.    (IN US     (INORIG.    (IN US
CURRENCY INTEREST RATE BASIS  (Per Annum)   CONTRACTED  MATURITY   CURR)    DOLLAR)/(2)/  CURR)    DOLLAR)/(2)/
-------- ------------------- -------------- ---------- ---------- --------- -----------  --------- -----------
             FIXED RATE          0.7500%    10/09/1998 20/09/2038  2,252.00    18.78        841.79     7.02
             FIXED RATE          0.7500%    10/09/1998 20/09/2038    393.00     3.28        203.57     1.70
             FIXED RATE          0.7500%    20/05/2001 20/05/2041  1,346.00    11.22        326.39     2.72
             FIXED RATE          0.7500%    20/05/2001 20/05/2041    856.00     7.14          0.00     0.00
             FIXED RATE          0.7500%    20/05/2001 20/05/2041  1,098.00     9.16          0.00     0.00
             FIXED RATE          0.7500%    20/05/2001 20/05/2041  1,070.00     8.92          0.00     0.00
             FIXED RATE          0.7500%    20/05/2001 20/05/2041  1,080.00     9.01        141.30     1.18
             FIXED RATE          0.7500%    20/05/2001 20/05/2041    992.00     8.27      1,028.43     8.58
             FIXED RATE          0.7500%    20/05/2001 20/05/2041    233.00     1.94          0.00     0.00
             FIXED RATE          0.7500%    20/05/2001 20/05/2041  1,134.00     9.46        382.02     3.19
             FIXED RATE          0.7500%    20/05/2001 20/05/2041  2,034.00    16.96        199.59     1.66
             FIXED RATE          0.9500%    31/08/2000 20/08/2040 14,724.00   122.78          0.00     0.00
             FIXED RATE          0.9500%    31/08/2000 20/08/2040  3,549.00    29.60          0.00     0.00
             FIXED RATE          1.0000%    07/04/2000 20/04/2040  7,858.00    65.53          0.00     0.00
             FIXED RATE          1.3000%    28/12/1999 20/12/2029    519.00     4.33         46.48     0.39
             FIXED RATE          1.3000%    28/12/1999 20/12/2029    255.00     2.13         33.41     0.28
             FIXED RATE          1.3000%    28/12/1999 20/12/2029  1,436.00    11.97        531.45     4.43
             FIXED RATE          1.3000%    28/12/1999 20/12/2029  7,792.00    64.98      2,460.96    20.52
             FIXED RATE          1.3000%    28/12/1999 20/12/2029    145.00     1.21          0.00     0.00
             FIXED RATE          1.7000%    10/09/1998 20/09/2028  6,734.00    56.15        193.72     1.62
             FIXED RATE          1.7000%    10/09/1998 20/09/2028    291.00     2.43          0.00     0.00
             FIXED RATE          1.7000%    10/09/1998 20/09/2028  2,428.00    20.25        619.81     5.17
             FIXED RATE          1.7000%    20/05/2001 20/05/2041  2,556.00    21.31        266.70     2.22
             FIXED RATE          1.7000%    20/05/2001 20/05/2041  5,175.00    43.15          0.00     0.00
             FIXED RATE          1.8000%    28/12/1999 20/12/2029  6,397.00    53.34        166.69     1.39
             FIXED RATE          1.8000%    28/12/1999 20/12/2029  5,356.00    44.66         81.95     0.68
             FIXED RATE          1.8000%    28/12/1999 20/12/2029 15,299.00   127.58      3,794.81    31.64
             FIXED RATE          1.8000%    28/12/1999 20/12/2029 12,556.00   104.70        585.18     4.88
             FIXED RATE          1.8000%    28/12/1999 20/12/2029  4,885.00    40.74          0.00     0.00
             FIXED RATE          1.8000%    28/12/1999 20/12/2029      6.59     0.05          0.00     0.00
             FIXED RATE          1.8000%    28/12/1999 20/12/2029  4,321.00    36.03        233.34     1.95
             FIXED RATE          1.8000%    28/12/1999 20/12/2029  4,270.00    35.61          0.00     0.00
             FIXED RATE          1.9500%    22/09/2000 14/10/2013 16,600.00   138.43     12,957.70   108.05
             FIXED RATE          2.1000%    25/03/1999 15/12/2011 20,308.18   169.35      5,727.58    47.76
             FIXED RATE          2.1000%    25/08/1999 15/06/2011  9,697.89    80.87      8,494.47    70.84
             FIXED RATE          2.1000%    30/08/1995 20/08/2025    789.00     6.58        638.37     5.32
             FIXED RATE          2.1000%    29/03/1996 20/03/2026  1,048.00     8.74        954.78     7.96
             FIXED RATE          2.1000%    18/03/1997 20/03/2027  1,192.00     9.94        505.76     4.22
             FIXED RATE          2.1000%    18/03/1997 20/03/2027  1,226.00    10.22        640.44     5.34
             FIXED RATE          2.2000%    10/09/1998 20/09/2028  4,955.00    41.32      2,368.30    19.75
             FIXED RATE          2.2000%    10/09/1998 20/09/2028 10,487.00    87.45      2,153.42    17.96
             FIXED RATE          2.2000%    10/09/1998 20/09/2028  5,148.00    42.93        104.11     0.87
             FIXED RATE          2.2000%    10/09/1999 20/09/2028  2,387.00    19.91          0.00     0.00
             FIXED RATE          2.2000%    10/09/1998 20/09/2028 11,884.00    99.10      2,126.81    17.74
             FIXED RATE          2.2000%    20/05/2001 20/05/2041  6,948.00    57.94          0.00     0.00
             FIXED RATE          2.2000%    20/05/2001 20/05/2041  4,687.00    39.08          0.00     0.00
             FIXED RATE          2.2000%    20/05/2001 20/05/2041 10,645.00    88.77          0.00     0.00
             FIXED RATE          2.2000%    20/05/2001 20/05/2041  5,135.00    42.82          0.00     0.00
             FIXED RATE          2.2000%    20/05/2001 20/05/2041  4,130.00    34.44          0.00     0.00
             FIXED RATE          2.2000%    20/05/2001 20/05/2041  5,523.00    46.06          0.00     0.00
             FIXED RATE          2.3000%    30/08/1995 20/08/2025    795.00     6.63        785.96     6.55
             FIXED RATE          2.3000%    30/08/1995 20/08/2025    586.00     4.89        479.62     4.00
             FIXED RATE          2.3000%    30/08/1995 20/08/2025  1,327.00    11.07      1,493.54    12.45
             FIXED RATE          2.3000%    30/08/1995 20/08/2025    597.00     4.98        568.85     4.74
             FIXED RATE          2.3000%    30/08/1995 20/08/2025    640.00     5.34        662.32     5.52
             FIXED RATE          2.3000%    30/08/1995 20/08/2025  1,792.00    14.94      1,313.38    10.95
             FIXED RATE          2.3000%    30/08/1995 20/08/2025    490.00     4.09        455.48     3.80
             FIXED RATE          2.3000%    30/08/1995 20/08/2025  1,658.00    13.83      2,292.06    19.11
             FIXED RATE          2.3000%    30/08/1995 20/08/2025    569.00     4.74        559.10     4.66
             FIXED RATE          2.3000%    29/03/1996 20/03/2026    305.00     2.54        227.20     1.89
             FIXED RATE          2.3000%    18/03/1997 20/03/2027    902.00     7.52        593.34     4.95
             FIXED RATE          2.3000%    18/03/1997 20/03/2027    985.00     8.21        885.94     7.39
             FIXED RATE          2.3000%    18/03/1997 20/03/2027    821.00     6.85        473.93     3.95
             FIXED RATE          2.3000%    18/03/1997 20/03/2027  4,019.00    33.51      1,627.17    13.57
             FIXED RATE          2.5000%    30/08/1995 20/08/2025  7,523.00    62.73      4,611.39    38.45
             FIXED RATE          2.5000%    29/03/1996 20/03/2026  5,863.00    48.89      5,956.00    49.67
             FIXED RATE          2.5000%    18/03/1997 20/03/2027  8,219.00    68.54      1,675.99    13.98
             FIXED RATE          2.5000%    18/03/1997 20/03/2027  6,753.00    56.31      1,626.60    13.56
             FIXED RATE          2.7000%    28/03/1991 20/03/2016 10,575.00    88.18      7,716.87    64.35
             FIXED RATE          2.7000%    16/07/1991 20/06/2021 20,020.00   166.95     18,066.77   150.66
             FIXED RATE          2.7000%    26/12/1988 20/12/2013 15,000.00   125.09      8,918.91    74.37
             FIXED RATE          2.7000%    26/12/1988 20/12/2013 25,000.00   208.48     14,864.85   123.96
             FIXED RATE          2.7000%    26/12/1988 20/12/2013 12,500.00   104.24      7,432.41    61.98
             FIXED RATE          2.7000%    23/11/1989 20/11/2014 40,000.00   333.56     25,945.94   216.36
             FIXED RATE          2.7000%    21/12/1990 20/12/2020 28,200.00   235.16     24,760.94   206.48

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                             INTEREST RATE/                             ORIGINAL          OUTSTANDING BALANCE
                                SPREAD/                             AMOUNT CONTRACTED            AS OF
                             SERVICE CHARGE    YEAR     YEAR OF   (INORIG.    (IN US     (INORIG.    (IN US
CURRENCY INTEREST RATE BASIS  (Per Annum)   CONTRACTED  MATURITY   CURR)    DOLLAR)/(2)/  CURR)    DOLLAR)/(2)/
-------- ------------------- -------------- ---------- ---------- --------- -----------  --------- -----------
             FIXED RATE          2.7000%    28/03/1991 20/03/2016 13,219.00   110.23      9,646.29    80.44
             FIXED RATE          2.7000%    16/07/1991 20/06/2016 13,219.00   110.23      9,646.29    80.44
             FIXED RATE          2.7000%    26/05/1989 20/05/2019  2,130.40    17.77      1,714.68    14.30
             FIXED RATE          2.7000%    09/02/1990 20/02/2020  2,304.00    19.21      1,942.71    16.20
             FIXED RATE          2.7000%    09/02/1990 20/02/2020  4,238.00    35.34      3,119.73    26.02
             FIXED RATE          2.7000%    09/02/1990 20/02/2020  2,079.00    17.34      1,724.52    14.38
             FIXED RATE          2.7000%    09/02/1990 20/02/2020  5,708.00    47.60      4,591.16    38.29
             FIXED RATE          2.7000%    09/02/1990 20/02/2020  8,634.00    72.00      6,332.90    52.81
             FIXED RATE          2.7000%    09/02/1990 20/02/2020    316.25     2.64        269.96     2.25
             FIXED RATE          2.7000%    09/02/1990 20/02/2020  4,986.00    41.58      4,243.61    35.39
             FIXED RATE          2.7000%    09/02/1990 20/02/2020  5,080.00    42.36      2,711.00    22.61
             FIXED RATE          2.7000%    09/02/1990 20/02/2020 10,560.00    88.06      5,360.88    44.70
             FIXED RATE          2.7000%    09/02/1990 20/02/2020 21,752.00   181.39     13,953.80   116.36
             FIXED RATE          2.7000%    09/02/1990 20/02/2020  4,867.00    40.59      3,279.99    27.35
             FIXED RATE          2.7000%    09/02/1990 20/02/2020  4,301.00    35.87      3,671.15    30.61
             FIXED RATE          2.7000%    16/07/1991 20/06/2021  2,065.00    17.22      1,638.29    13.66
             FIXED RATE          2.7000%    16/07/1991 20/06/2021  1,663.00    13.87      1,364.49    11.38
             FIXED RATE          2.7000%    16/07/1991 20/06/2021  1,795.00    14.97      1,135.46     9.47
             FIXED RATE          2.7000%    16/07/1991 20/06/2021  5,266.00    43.91      4,355.90    36.32
             FIXED RATE          2.7000%    16/07/1991 20/06/2021 10,790.00    89.98      9,546.07    79.60
             FIXED RATE          2.7000%    16/07/1991 20/06/2021  3,516.00    29.32      3,146.41    26.24
             FIXED RATE          2.7000%    16/07/1991 20/06/2021  9,427.00    78.61      8,386.16    69.93
             FIXED RATE          2.7000%    20/03/1992 20/03/2022  7,655.00    63.84      4,432.35    36.96
             FIXED RATE          2.7000%    30/08/1995 20/08/2025  5,356.00    44.66      5,030.11    41.95
             FIXED RATE          2.7000%    30/08/1995 20/08/2025  3,454.00    28.80      2,836.65    23.65
             FIXED RATE          2.7000%    30/08/1995 20/08/2025 17,064.00   142.30     11,368.72    94.80
             FIXED RATE          2.7000%    30/08/1995 20/08/2025  4,982.00    41.54      4,693.66    39.14
             FIXED RATE          2.7000%    30/08/1995 20/08/2025  5,746.00    47.92      3,114.35    25.97
             FIXED RATE          2.7000%    30/08/1995 20/08/2025 11,103.00    92.59      6,110.79    50.96
             FIXED RATE          2.7000%    30/08/1995 20/08/2025  4,275.00    35.65      3,388.18    28.25
             FIXED RATE          2.7000%    30/08/1995 20/08/2025  7,893.00    65.82      5,777.11    48.18
             FIXED RATE          2.7000%    30/08/1995 20/08/2025  2,303.00    19.20      1,256.70    10.48
             FIXED RATE          2.7000%    18/03/1997 20/03/2027  4,844.00    40.39      2,133.19    17.79
             FIXED RATE          2.7000%    18/03/1997 20/03/2027  6,698.00    55.85      2,610.98    21.77
             FIXED RATE          2.7000%    18/03/1997 20/03/2027  5,772.00    48.13      4,385.39    36.57
             FIXED RATE          2.7000%    18/03/1997 20/03/2027  7,103.00    59.23      1,647.01    13.73
             FIXED RATE          2.7000%    26/05/1989 20/05/2019  2,063.00    17.20      1,631.65    13.61
             FIXED RATE          2.7000%    26/05/1989 20/05/2019  4,776.00    39.83      2,653.00    22.12
             FIXED RATE          2.7000%    26/05/1989 20/05/2019  2,500.00    20.85      2,012.18    16.78
             FIXED RATE          2.7000%    26/05/1989 20/05/2019  2,633.00    21.96      1,572.85    13.12
             FIXED RATE          2.7000%    26/05/1989 20/05/2019  5,500.00    45.86      4,057.35    33.83
             FIXED RATE          3.0000%    17/12/1987 20/12/2012 30,000.00   250.17     16,216.20   135.23
             FIXED RATE          3.0000%    03/09/1992 20/09/2017 25,380.00   211.64     20,578.35   171.60
             FIXED RATE          3.0000%    19/08/1993 20/08/2023  6,872.00    57.31      6,665.85    55.59
             FIXED RATE          3.0000%    19/08/1993 20/08/2023  4,633.00    38.63      3,967.75    33.09
             FIXED RATE          3.0000%    19/08/1993 20/08/2023  3,803.00    31.71      3,557.21    29.66
             FIXED RATE          3.0000%    19/08/1993 20/08/2023  3,055.00    25.48      3,054.99    25.48
             FIXED RATE          3.0000%    19/08/1993 20/08/2023  9,294.00    77.50      4,407.96    36.76
             FIXED RATE          3.0000%    20/12/1994 20/12/2024  9,620.00    80.22      9,471.92    78.99
             FIXED RATE          3.0000%    20/12/1994 20/12/2024 11,754.00    98.02     11,753.90    98.02
             FIXED RATE          3.0000%    20/06/1980 20/06/2010  5,400.00    45.03      1,975.59    16.47
             FIXED RATE          3.0000%    20/06/1980 20/06/2010     62.28     0.52         22.77     0.19
             FIXED RATE          3.0000%    20/06/1980 20/06/2010    577.55     4.82        211.28     1.76
             FIXED RATE          3.0000%    20/06/1980 20/06/2010  1,860.00    15.51        680.48     5.67
             FIXED RATE          3.0000%    20/06/1980 20/06/2010     85.18     0.71         31.16     0.26
             FIXED RATE          3.0000%    20/06/1980 20/06/2010    149.90     1.25         54.83     0.46
             FIXED RATE          3.0000%    20/06/1980 20/06/2010  5,410.00    45.11      1,979.27    16.51
             FIXED RATE          3.0000%    20/06/1980 20/06/2010    810.07     6.76        296.36     2.47
             FIXED RATE          3.0000%    20/06/1980 20/06/2010    979.81     8.17        358.46     2.99
             FIXED RATE          3.0000%    16/06/1981 20/06/2011  5,000.00    41.70      1,976.57    16.48
             FIXED RATE          3.0000%    16/06/1981 20/06/2011  3,825.52    31.90      1,586.17    13.23
             FIXED RATE          3.0000%    16/06/1981 20/06/2011  7,571.84    63.14      3,139.53    26.18
             FIXED RATE          3.0000%    31/05/1982 20/05/2012  3,985.19    33.23      1,846.76    15.40
             FIXED RATE          3.0000%    31/05/1982 20/05/2012  2,765.83    23.06      1,281.70    10.69
             FIXED RATE          3.0000%    31/05/1982 20/05/2012    301.37     2.51        139.63     1.16
             FIXED RATE          3.0000%    31/05/1982 20/05/2012  3,420.92    28.53      1,585.28    13.22
             FIXED RATE          3.0000%    31/05/1982 10/05/2012  3,773.45    31.47      1,748.67    14.58
             FIXED RATE          3.0000%    09/09/1983 20/09/2013  2,943.82    24.55      1,579.60    13.17
             FIXED RATE          3.0000%    09/09/1983 20/09/2013  2,123.40    17.71      1,095.42     9.13
             FIXED RATE          3.0000%    09/09/1983 20/09/2013  1,140.00     9.51        554.25     4.62
             FIXED RATE          3.0000%    09/09/1983 20/09/2013  4,600.00    38.36      2,411.11    20.11
             FIXED RATE          3.0000%    27/01/1988 20/01/2018  2,254.00    18.80        119.75     1.00
             FIXED RATE          3.0000%    27/01/1988 20/01/2018  4,837.00    40.34      3,362.23    28.04
             FIXED RATE          3.0000%    27/01/1988 20/01/2018 10,818.00    90.21      6,815.72    56.84
             FIXED RATE          3.0000%    27/01/1988 20/01/2018  2,090.00    17.43      1,547.15    12.90

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                          INTEREST RATE/                             ORIGINAL          OUTSTANDING BALANCE
                                             SPREAD/                             AMOUNT CONTRACTED            AS OF
                                          SERVICE CHARGE    YEAR     YEAR OF   (IN ORIG.   (IN US     (IN ORIG.   (IN US
CURRENCY              INTEREST RATE BASIS  (Per Annum)   CONTRACTED  MATURITY    CURR)   DOLLAR)/(2)/   CURR)   DOLLAR)/(2)/
--------              ------------------- -------------- ---------- ---------- --------- -----------  --------- -----------
                        FIXED RATE            3.0000%    27/01/1988 20/01/2018  5,735.00     47.82     4,302.65    35.88
                        FIXED RATE            3.0000%    27/01/1988 20/01/2018  3,193.00     26.63     2,047.36    17.07
                        FIXED RATE            3.0000%    27/01/1988 20/01/2018  4,611.00     38.45     3,397.35    28.33
                        FIXED RATE            3.0000%    27/01/1988 20/01/2018  3,372.00     28.12     2,055.21    17.14
                        FIXED RATE            3.0000%    27/01/1988 20/01/2018  2,000.00     16.68     1,057.81     8.82
                        FIXED RATE            3.0000%    27/01/1988 20/01/2018    707.00      5.90       457.06     3.81
                        FIXED RATE            3.0000%    27/01/1988 20/01/2018    313.93      2.62       237.34     1.98
                        FIXED RATE            3.0000%    27/01/1988 20/01/2018    300.44      2.51       227.14     1.89
                        FIXED RATE            3.0000%    31/05/1988 20/05/2018 14,003.00    116.77    10,543.04    87.92
                        FIXED RATE            3.0000%    20/12/1994 20/12/2024  4,616.00     38.49     4,323.47    36.05
                        FIXED RATE            3.2500%    14/01/1978 20/01/2003    329.75      2.75         8.91     0.07
                        FIXED RATE            3.2500%    14/01/1978 20/01/2003  1,773.53     14.79        47.93     0.40
                        FIXED RATE            3.2500%    14/01/1978 20/01/2003  2,986.50     24.90        80.72     0.67
                        FIXED RATE            3.2500%    09/11/1978 20/11/2008  4,554.10     37.98     1,332.90    11.12
                        FIXED RATE            3.2500%    09/11/1978 20/11/2008  1,257.12     10.48       367.93     3.07
                        FIXED RATE            3.2500%    09/11/1978 20/11/2008  2,913.08     24.29       852.60     7.11
                        FIXED RATE            3.2500%    09/11/1978 20/11/2008  5,263.39     43.89     1,540.49    12.85
                        FIXED RATE            3.2500%    09/11/1978 20/05/2008  8,128.00     67.78     2,368.27    19.75
                        FIXED RATE            3.2500%    09/11/1978 20/11/2008    290.07      2.42        84.89     0.71
                        FIXED RATE            3.2500%    09/11/1978 20/11/2008    176.78      1.47        51.73     0.43
                        FIXED RATE            3.2500%    09/11/1978 20/11/2008    155.99      1.30        45.65     0.38
                        FIXED RATE            3.2500%    09/11/1978 20/11/2008  2,185.29     18.22       639.58     5.33
                        FIXED RATE            3.5000%    22/12/1994 31/05/2007 48,000.00    400.27    19,399.25   161.77
                        FIXED RATE            3.5000%    26/11/1986 20/11/2006 32,895.00    274.31     8,489.03    70.79
                        FIXED RATE            3.5000%    07/05/1984 20/05/2014  2,997.01     24.99     1,681.23    14.02
                        FIXED RATE            3.5000%    07/05/1984 20/05/2014  1,381.00     11.52       314.64     2.62
                        FIXED RATE            3.5000%    30/05/1986 20/05/2016    102.06      0.85        67.18     0.56
                        FIXED RATE            3.5000%    30/05/1986 20/05/2016    457.38      3.81       301.19     2.51
                        FIXED RATE            3.5000%    30/05/1986 20/05/2016  7,595.00     63.33     4,809.67    40.11
                        FIXED RATE            3.5000%    30/05/1986 20/05/2016  3,979.50     33.19     2,620.62    21.85
                        FIXED RATE            3.5000%    30/05/1986 20/05/2016  1,439.00     12.00       634.96     5.29
                        FIXED RATE            3.5000%    30/05/1986 20/05/2016  1,457.60     12.15       959.88     8.00
                        FIXED RATE            4.2500%    26/03/1979 20/03/2004 10,855.20     90.52       880.15     7.34
                        FIXED RATE            5.0000%    01/10/1987 20/06/2003 39,120.00    326.22     3,401.73    28.37
                        FIXED RATE            6.0000%    11/03/1993 01/02/2013 25,000.00    208.48    14,851.58   123.85
                        FIXED RATE            6.0000%    27/04/1990 15/06/2009 48,000.00    400.27    17,052.75   142.20
                        LIBOR 6 MONTHS        2.2500%    22/09/2000 25/04/2015  2,940.00     24.52     2,940.00    24.52
                        LIBOR 6 MONTHS        2.5000%    13/09/2001 12/12/2006  3,583.80     29.89     3,583.80    29.89
KOREAN WON                                                                     24,961.98     20.79     4,223.42     3.52
                                                                               ---------  --------    ---------   ------
                        FIXED RATE            2.5000%    24/02/1998 20/02/2028 21,172.00     17.64     2,075.81     1.73
                        FIXED RATE            3.5000%    12/03/1991 20/03/2011  3,789.98      3.16     2,147.61     1.79
KUWAIT DINAR                                                                       11.05     38.26         2.00     6.91
                                                                               ---------  --------    ---------   ------
                        FIXED RATE            3.5000%    06/05/1998 15/08/2018      6.15     21.29         0.16     0.56
                        FIXED RATE            4.5000%    26/12/1984 15/02/2008      4.90     16.97         1.84     6.36
NETHERLANDS GUILDER                                                                 2.30      1.08         0.00     0.00
                                                                               ---------  --------    ---------   ------
                        FIXED RATE            2.5000%    27/04/1984 31/12/2014      2.30      1.08         0.00     0.00
SWEDISH KRONER                                                                     18.31      2.08        18.21     2.07
                                                                               ---------  --------    ---------   ------
                        INTEREST FREE         0.0000%    13/02/1998 30/12/2008     18.31      2.08        18.21     2.07
SPECIAL DRAWING RIGHT                                                             909.36  1,228.00       670.08   904.87
                                                                               ---------  --------    ---------   ------
                        INTEREST FREE         1.0000%    22/11/1990 15/08/2025     16.73     22.59        11.61    15.68
                        INTEREST FREE         1.0000%    27/12/1988 15/11/2023      5.91      7.98         5.32     7.18
                        INTEREST FREE         1.0000%    09/11/1990 15/11/2025     35.87     48.45        34.08    46.02
                        INTEREST FREE         1.0000%    11/07/1991 15/02/2026     50.00     67.52        48.13    64.99
                        INTEREST FREE         1.0000%    06/03/1992 01/06/2027     26.40     35.65        24.09    32.53
                        INTEREST FREE         1.0000%    27/12/1988 15/10/2023     18.68     25.22        14.43    19.49
                        INTEREST FREE         1.0000%    25/01/1991 15/08/2025     24.19     32.67        22.98    31.04
                        INTEREST FREE         1.0000%    24/06/1992 15/11/2026     27.16     36.68        22.65    30.59
                        INTEREST FREE         1.0000%    22/11/1990 15/08/2025     69.70     94.12        64.81    87.52
                        INTEREST FREE         1.0000%    18/12/1989 01/10/2024     25.04     33.82        14.53    19.62
                        INTEREST FREE         1.0000%    20/01/1995 15/10/2029     11.93     16.10         7.05     9.52
                        INTEREST FREE         1.0000%    25/10/1990 15/09/2025     18.25     24.64        17.00    22.95
                        INTEREST FREE         1.0000%    12/09/1988 15/05/2023     53.41     72.12        41.66    56.25
                        INTEREST FREE         1.0000%    17/02/1989 15/11/2023     14.77     19.95        13.09    17.67
                        INTEREST FREE         1.0000%    05/11/1993 15/06/2028     18.02     24.34        14.25    19.24
                        INTEREST FREE         1.0000%    17/02/1989 15/10/2023     25.85     34.91        23.27    31.42
                        INTEREST FREE         1.0000%    04/07/1988 01/04/2023     43.44     58.66        38.55    52.06
                        INTEREST FREE         1.0000%    05/10/1989 15/08/2024     39.77     53.70        36.79    49.68
                        INTEREST FREE         1.0000%    28/11/1991 15/11/2026     35.25     47.59        28.35    38.29
                        INTEREST FREE         1.0000%    20/01/1995 15/10/2029     36.80     49.69        21.88    29.54
                        INTEREST FREE         1.0000%    21/04/1988 01/02/2023     11.61     15.68         9.30    12.56
                        INTEREST FREE         1.0000%    28/11/1991 15/11/2026     22.03     29.75        21.48    29.00

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                             INTEREST RATE/                             ORIGINAL          OUTSTANDING BALANCE
                                                SPREAD/                             AMOUNT CONTRACTED            AS OF
                                             SERVICE CHARGE    YEAR     YEAR OF   (IN ORIG.   (IN US     (IN ORIG.   (IN US
CURRENCY               INTEREST RATE BASIS    (Per Annum)   CONTRACTED  MATURITY    CURR)   DOLLAR)/(2)/   CURR)   DOLLAR)/(2)/
--------              ---------------------- -------------- ---------- ---------- --------- -----------  --------- -----------
                      INTEREST FREE              1.0000%    22/11/1993 01/06/2028    50.50      68.20       25.28      34.14
                      INTEREST FREE              1.0000%    11/01/1996 15/09/2029    15.65      21.13        4.24       5.72
                      INTEREST FREE              1.0000%    22/11/1990 15/11/2025    14.36      19.39       12.80      17.29
                      INTEREST FREE              1.0000%    24/12/1992 01/10/2027    34.65      46.79       12.43      16.79
                      INTEREST FREE              1.0000%    24/04/1986 15/05/2026    43.40      58.60       37.75      50.98
                      INTEREST FREE              1.0000%    27/11/1995 15/05/2030     9.63      13.00        7.34       9.91
                      INTEREST FREE              1.0000%    27/11/1995 15/04/2030    17.64      23.82        9.47      12.79
                      INTEREST FREE              1.0000%    04/06/1996 15/03/2021    12.76      17.23        5.85       7.89
                      INTEREST FREE              1.0000%    23/07/1997 15/05/2021    13.84      18.69        1.96       2.65
                      INTEREST FREE              1.0000%    21/01/1998 01/09/2032    11.02      14.88        3.37       4.55
                      INTEREST FREE              1.0000%    15/04/1998 15/11/2032     6.49       8.76        1.76       2.37
                      INTEREST FREE              0.0000%    29/11/2000 15/01/2040     4.50       6.08        0.00       0.00
                      INTEREST FREE              0.0000%    25/09/2000 15/01/2040     6.00       8.10        0.00       0.00
                      FIXED RATE                 0.7500%    06/03/1996 15/03/2030     6.15       8.30        2.73       3.69
                      FIXED RATE                 0.7500%    29/04/1998 15/03/2038    11.00      14.85        3.19       4.31
                      FIXED RATE                 4.0000%    18/05/1992 01/04/2012    11.00      14.85        5.56       7.50
                      FIXED RATE                 4.0000%    16/11/1982 01/08/2002     6.95       9.38        0.18       0.24
                      FIXED RATE                 4.0000%    22/04/1987 01/03/2007     3.02       4.08        0.87       1.17
UNITED STATES DOLLARS                                                             9,427.26   9,427.26    4,625.99   4,625.99
                                                                                  --------   --------    --------   --------
                      ADB FLOATING RATE          0.0000%    22/11/1990 15/11/2015     9.00       9.00        6.84       6.84
                      ADB FLOATING RATE          0.0000%    17/02/1989 15/10/2003    65.00      65.00        8.76       8.76
                      ADB FLOATING RATE          0.0000%    25/10/1990 15/09/2020    33.00      33.00       29.91      29.91
                      ADB FLOATING RATE          0.0000%    23/12/1986 01/04/2012    82.00      82.00       57.75      57.75
                      ADB FLOATING RATE          0.0000%    27/11/1995 15/05/2022    15.00      15.00        7.92       7.92
                      ADB FLOATING RATE          0.0000%    20/01/1995 15/10/2019    41.00      41.00       32.45      32.45
                      ADB FLOATING RATE          0.0000%    23/12/1986 15/06/2016    18.80      18.80       14.77      14.77
                      ADB FLOATING RATE          0.0000%    05/10/1989 15/08/2004    30.00      30.00        7.71       7.71
                      ADB FLOATING RATE          0.0000%    04/07/1988 01/04/2003    60.00      60.00        4.14       4.14
                      ADB FLOATING RATE          0.0000%    23/12/1986 01/10/2010    24.00      24.00       14.21      14.21
                      ADB FLOATING RATE          0.0000%    09/11/1990 15/11/2005    50.00      50.00       18.39      18.39
                      ADB FLOATING RATE          0.0000%    11/01/1996 15/09/2021     9.50       9.50        5.54       5.54
                      ADB FLOATING RATE          0.0000%    04/02/1991 15/08/2015   150.00     150.00      120.55     120.55
                      ADB FLOATING RATE          0.0000%    27/11/1995 15/04/2020    30.00      30.00        8.37       8.37
                      ADB FLOATING RATE          0.0000%    20/01/1995 01/10/2016    23.50      23.50       19.19      19.19
                      ADB FLOATING RATE          0.0000%    24/12/1992 01/10/2017    50.00      50.00       16.45      16.45
                      ADB FLOATING RATE          0.0000%    02/05/1996 01/05/2010   150.00     150.00       52.12      52.12
                      ADB FLOATING RATE          0.0000%    03/06/1997 15/03/2021    18.50      18.50        7.73       7.73
                      ADB FLOATING RATE          0.0000%    23/06/1997 15/05/2021   167.00     167.00       66.14      66.14
                      ADB FLOATING RATE          0.0000%    24/04/1986 15/05/2006    50.00      50.00       18.56      18.56
                      ADB FLOATING RATE          0.0000%    21/12/1998 15/08/2013   300.00     300.00      286.18     286.18
                      ADB FLOATING RATE          0.0000%    21/12/1998 01/08/2013   200.00     200.00       90.79      90.79
                      ADB FLOATING RATE          0.0000%    21/01/1998 01/09/2022    93.00      93.00       10.18      10.18
                      ADB FLOATING RATE          0.0000%    21/01/1998 01/09/2022    20.22      20.22        5.07       5.07
                      ADB FLOATING RATE          0.0000%    15/04/1998 15/11/2022    15.70      15.70        4.27       4.27
                      ADB FLOATING RATE          0.0000%    21/01/1998 15/11/2022    22.00      22.00        1.24       1.24
                      ADB FLOATING RATE          0.0000%    21/12/1998 01/08/2022    71.00      71.00        6.45       6.45
                      ADB FLOATING RATE          0.0000%    01/03/1999 01/08/2025    53.00      53.00        3.28       3.28
                      ADB FLOATING RATE          0.0000%    01/03/1999 01/12/2023    24.30      24.30        2.40       2.40
                      ADB FLOATING RATE          0.0000%    01/03/1999 15/12/2023    93.16      93.16       18.56      18.56
                      ADB FLOATING RATE          0.0000%    01/03/1999 15/08/2023    60.00      60.00        8.30       8.30
                      ADB FLOATING RATE          0.0000%    18/07/2000 15/08/2014   100.00     100.00       30.00      30.00
                      ADB FLOATING RATE          0.0000%    18/07/2000 15/08/2024    75.00      75.00        2.50       2.50
                      ADB FLOATING RATE          0.0000%    21/07/2000 15/02/2015   100.00     100.00       40.00      40.00
                      ADB FLOATING RATE          0.0000%    21/07/2000 15/02/2015    75.00      75.00        1.49       1.49
                      ADB FLOATING RATE          0.0000%    16/11/2000 15/08/2025    25.00      25.00        1.46       1.46
                      ADB FLOATING RATE          0.0000%    19/11/2001 15/08/2016    75.00      75.00       75.00      75.00
                      ADB FLOATING RATE          0.0000%    22/10/2001 15/09/2025    75.00      75.00        1.81       1.81
                      COST QUA. BOR. IBRD 6M     0.5000%    22/12/1989 15/03/2010   200.00     200.00      126.52     126.52
                      COST QUA. BOR. IBRD 6M     0.5000%    04/06/1984 01/07/2004    90.95      90.95       11.52      11.52
                      COST QUA. BOR. IBRD 6M     0.5000%    19/01/1990 01/02/2010    40.00      40.00       26.35      26.35
                      COST QUA. BOR. IBRD 6M     0.5000%    31/05/1989 15/06/2009   300.00     300.00      171.44     171.44
                      COST QUA. BOR. IBRD 6M     0.5000%    26/09/1984 01/10/2004   150.00     150.00       20.00      20.00
                      COST QUA. BOR. IBRD 6M     0.5000%    09/11/1989 15/09/2009    70.10      70.10       41.02      41.02
                      COST QUA. BOR. IBRD 6M     0.5000%    10/08/1984 15/08/2004    35.81      35.81        4.46       4.46
                      COST QUA. BOR. IBRD 6M     0.5000%    16/03/1990 15/04/2010    40.00      40.00       19.84      19.84
                      COST QUA. BOR. IBRD 6M     0.5000%    09/06/1993 01/08/2013    28.36      28.36       23.53      23.53
                      COST QUA. BOR. IBRD 6M     0.5000%    09/06/1993 01/08/2013    22.94      22.94       15.29      15.29
                      COST QUA. BOR. IBRD 6M     0.5000%    23/12/1992 01/02/2013   200.00     200.00      161.31     161.31
                      COST QUA. BOR. IBRD 6M     0.5000%    05/02/1992 15/03/2012    90.79      90.79       66.90      66.90
                      COST QUA. BOR. IBRD 6M     0.5000%    05/02/1992 15/03/2012    59.21      59.21       46.47      46.47
                      COST QUA. BOR. IBRD 6M     0.5000%    15/07/1993 01/03/2013    37.54      37.54       30.17      30.17
                      COST QUA. BOR. IBRD 6M     0.5000%    15/07/1993 01/03/2013    25.46      25.46       16.36      16.36
                      COST QUA. BOR. IBRD 6M     0.5000%    19/06/1986 01/01/2006    82.00      82.00       21.78      21.78
                      COST QUA. BOR. IBRD 6M     0.5000%    01/09/1988 01/08/2008   200.00     200.00      107.60     107.60
                      COST QUA. BOR. IBRD 6M     0.5000%    09/07/1990 15/09/2010   200.00     200.00      116.91     116.91

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                          ORIGINAL       OUTSTANDING BALANCE
                                INTEREST RATE/                       AMOUNT CONTRACTED         AS OF
                                   SPREAD/                            (IN                 (IN
                                SERVICE CHARGE    YEAR     YEAR OF   ORIG.    (IN US     ORIG.    (IN US
CURRENCY  INTEREST RATE BASIS    (Per Annum)   CONTRACTED  MATURITY  CURR)  DOLLAR)/(2)/ CURR)  DOLLAR)/(2)/
-------- ---------------------- -------------- ---------- ---------- ------ -----------  ------ -----------
         COST QUA. BOR. IBRD 6M     0.5000%    07/02/1984 01/02/2004  24.97    24.97       2.06     2.06
         COST QUA. BOR. IBRD 6M     0.5000%    13/06/1988 15/08/2008  45.00    45.00      12.63    12.63
         COST QUA. BOR. IBRD 6M     0.5000%    28/04/1995 01/04/2015   1.30     1.30       1.17     1.17
         COST QUA. BOR. IBRD 6M     0.5000%    28/04/1995 01/04/2015  16.70    16.70       8.99     8.99
         COST QUA. BOR. IBRD 6M     0.5000%    10/06/1983 01/06/2003  35.92    35.92       1.08     1.08
         COST QUA. BOR. IBRD 6M     0.5000%    30/03/1987 01/01/2007 300.00   300.00      90.00    90.00
         COST QUA. BOR. IBRD 6M     0.5000%    11/07/1991 15/08/2011 139.44   139.44     100.71   100.71
         COST QUA. BOR. IBRD 6M     0.5000%    11/07/1991 15/08/2011  18.56    18.56       3.99     3.99
         COST QUA. BOR. IBRD 6M     0.5000%    02/04/1985 01/05/2005   3.95     3.95       0.62     0.62
         COST QUA. BOR. IBRD 6M     0.5000%    01/09/1988 15/08/2008 125.26   125.26      67.38    67.38
         COST QUA. BOR. IBRD 6M     0.5000%    27/04/1983 15/05/2003 302.25   302.25      10.08    10.08
         INTEREST FREE              1.0000%    20/12/1974 01/10/2014   5.77     5.77       2.77     2.77
         INTEREST FREE              1.0000%    10/11/1978 01/10/2018  14.00    14.00       8.96     8.96
         INTEREST FREE              1.0000%    27/08/1979 01/02/2019  12.34    12.34       8.14     8.14
         INTEREST FREE              1.0000%    22/10/1980 15/09/2020  12.20    12.20       8.75     8.75
         INTEREST FREE              1.0000%    12/10/1981 01/09/2021  12.11    12.11       9.20     9.20
         INTEREST FREE              1.0000%    05/01/1973 01/09/2022  12.70    12.70       7.62     7.62
         INTEREST FREE              1.0000%    05/04/1974 15/04/2024   9.50     9.50       6.13     6.13
         INTEREST FREE              1.0000%    21/04/1978 15/12/2027  21.52    21.52      16.14    16.14
         INTEREST FREE              1.0000%    27/06/1979 01/06/2029  32.22    32.22      25.62    25.62
         FIXED RATE                 0.3000%    28/05/2002 30/11/2032   4.40     4.40       1.95     1.95
         FIXED RATE                 0.3000%    28/05/2002 30/11/2032   6.78     6.78       2.12     2.12
         FIXED RATE                 0.3000%    28/05/2002 30/11/2032  18.56    18.56       5.96     5.96
         FIXED RATE                 1.0000%    22/09/2000 04/10/2030   7.01     7.01       6.91     6.91
         FIXED RATE                 1.0000%    03/08/2001 31/12/2031  40.00    40.00      39.73    39.73
         FIXED RATE                 1.5000%    11/07/1996 17/03/2026  25.18    25.18      25.75    25.75
         FIXED RATE                 1.7500%    06/08/2000 15/12/2016  10.00    10.00       1.65     1.65
         FIXED RATE                 2.0000%    24/12/1980 01/10/2021   4.87     4.87       3.52     3.52
         FIXED RATE                 2.0000%    23/07/1982 15/04/2023   4.15     4.15       4.20     4.20
         FIXED RATE                 2.0000%    03/04/1984 19/08/2021   0.04     0.04       0.03     0.03
         FIXED RATE                 2.0000%    24/03/1975 31/05/2017  15.00    15.00       8.81     8.81
         FIXED RATE                 2.0000%    29/07/1975 16/02/2017   3.47     3.47       2.04     2.04
         FIXED RATE                 2.0000%    22/12/1975 13/09/2017   4.84     4.84       2.92     2.92
         FIXED RATE                 2.0000%    11/03/1974 07/12/2016   1.38     1.38       0.79     0.79
         FIXED RATE                 2.0000%    28/04/1976 25/04/2017   8.90     8.90       5.23     5.23
         FIXED RATE                 2.0000%    27/06/1977 27/04/2018   2.93     2.93       1.82     1.82
         FIXED RATE                 2.0000%    13/01/1978 18/05/2019   4.86     4.86       3.08     3.08
         FIXED RATE                 2.0000%    13/01/1978 09/11/2018   1.46     1.46       0.92     0.92
         FIXED RATE                 2.0000%    18/08/1978 14/10/2018   0.68     0.68       0.45     0.45
         FIXED RATE                 2.0000%    23/02/1979 08/04/2020  10.61    10.61       7.22     7.22
         FIXED RATE                 2.0000%    28/03/1980 05/03/2021   6.36     6.36       4.52     4.52
         FIXED RATE                 2.0000%    15/02/1979 28/04/2021   4.13     4.13       2.93     2.93
         FIXED RATE                 2.0000%    15/02/1978 15/05/2021   3.98     3.98       2.83     2.83
         FIXED RATE                 2.0000%    16/07/1979 15/09/2020   3.63     3.63       2.52     2.52
         FIXED RATE                 2.0000%    01/08/1979 11/01/2022   0.83     0.83       0.61     0.61
         FIXED RATE                 2.0000%    01/08/1978 06/01/2024   0.44     0.44       0.35     0.35
         FIXED RATE                 2.0000%    29/08/1980 13/10/2021   0.39     0.39       0.28     0.28
         FIXED RATE                 2.0000%    06/11/1981 06/11/2021   9.65     9.65       6.98     6.98
         FIXED RATE                 2.0000%    28/05/1981 26/08/2022   0.91     0.91       0.68     0.68
         FIXED RATE                 2.0000%    29/08/1980 01/06/2021   2.09     2.09       1.48     1.48
         FIXED RATE                 2.0000%    25/09/1981 15/03/2022   3.04     3.04       2.24     2.24
         FIXED RATE                 2.0000%    30/09/1981 17/08/2021   0.82     0.82       0.61     0.61
         FIXED RATE                 2.0000%    31/08/1982 14/06/2023   0.81     0.81       0.62     0.62
         FIXED RATE                 2.0000%    29/09/1982 28/04/2023   0.21     0.21       0.16     0.16
         FIXED RATE                 2.0000%    23/05/1984 02/06/2023   0.04     0.04       0.03     0.03
         FIXED RATE                 2.0000%    31/08/1983 16/11/2024   0.18     0.18       0.15     0.15
         FIXED RATE                 2.0000%    24/08/1979 20/02/2021   1.05     1.05       0.74     0.74
         FIXED RATE                 2.0000%    28/10/1980 16/12/2023   3.74     3.74       2.92     2.92
         FIXED RATE                 2.0000%    04/12/1980 28/10/2023   0.49     0.49       0.40     0.40
         FIXED RATE                 2.0000%    21/07/1982 12/09/2023   0.29     0.29       0.23     0.23
         FIXED RATE                 2.0000%    30/07/1983 16/04/2025   0.98     0.98       0.81     0.81
         FIXED RATE                 2.0000%    29/07/1983 01/10/2024   0.06     0.06       0.05     0.05
         FIXED RATE                 2.0000%    26/03/1984 10/10/2024   0.35     0.35       0.29     0.29
         FIXED RATE                 2.0000%    15/02/1979 22/11/2022   0.74     0.74       0.55     0.55
         FIXED RATE                 2.0000%    30/06/1980 14/02/2023   2.30     2.30       1.76     1.76
         FIXED RATE                 2.0000%    01/06/1994 23/11/2019  14.97    14.97      12.12    12.12
         FIXED RATE                 2.0000%    20/06/1986 13/10/2016  31.99    31.99      17.22    17.22
         FIXED RATE                 2.0000%    19/05/1988 03/07/2018  29.99    29.99      18.45    18.45
         FIXED RATE                 2.0000%    31/07/1990 25/10/2020  21.00    21.00      14.54    14.54
         FIXED RATE                 2.0000%    02/08/1999 30/12/2019  15.13    15.13      15.13    15.13
         FIXED RATE                 2.0000%    02/08/1999 11/02/2020  14.87    14.87      14.87    14.87
         FIXED RATE                 2.0000%    04/05/1972 26/12/2002   9.64     9.64       0.00     0.00
         FIXED RATE                 2.0000%    08/07/1985 25/10/2015  40.00    40.00      20.00    20.00
         FIXED RATE                 2.0000%    12/07/2000 19/01/2021  23.35    23.35      23.35    23.35
         FIXED RATE                 2.0000%    12/07/2000 19/01/2021  16.65    16.65      16.64    16.64
         FIXED RATE                 2.5000%    30/06/1997 28/04/2014   9.48     9.48       9.01     9.01

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                                          ORIGINAL       OUTSTANDING BALANCE
                                INTEREST RATE/                       AMOUNT CONTRACTED         AS OF
                                   SPREAD/                            (IN                 (IN
                                SERVICE CHARGE    YEAR     YEAR OF   ORIG.    (IN US     ORIG.    (IN US
CURRENCY  INTEREST RATE BASIS    (Per Annum)   CONTRACTED  MATURITY  CURR)  DOLLAR)/(2)/ CURR)  DOLLAR)/(2)/
-------- ---------------------- -------------- ---------- ---------- ------ -----------  -----  -----------
         FIXED RATE                 3.0000%    29/06/1973 01/05/2003   6.00     6.00      0.18      0.18
         FIXED RATE                 3.0000%    04/12/1980 06/04/2022   2.30     2.30      1.67      1.67
         FIXED RATE                 3.0000%    06/07/1989 06/07/2007 100.00   100.00     42.22     42.22
         FIXED RATE                 3.0000%    17/05/1991 01/10/2021  15.00    15.00     11.87     11.87
         FIXED RATE                 3.0000%    30/01/1992 05/04/2022  20.00    20.00     16.67     16.67
         FIXED RATE                 3.0000%    30/04/1993 26/11/2023  20.00    20.00     17.50     17.50
         FIXED RATE                 3.0000%    30/10/2001 30/10/2011  35.00    35.00      0.00      0.00
         FIXED RATE                 3.0000%    19/09/2002 01/12/2016  41.25    41.25     41.25     41.25
         FIXED RATE                 3.0250%    30/03/1988 15/10/2004   6.50     6.50      1.08      1.08
         FIXED RATE                 3.2500%    27/09/1990 15/04/2006   4.89     4.89      1.71      1.71
         FIXED RATE                 3.2500%    22/09/1997 22/03/2014  10.00    10.00      1.69      1.69
         FIXED RATE                 3.4000%    01/03/1996 15/12/2012  22.95    22.95     22.95     22.95
         FIXED RATE                 3.4000%    06/06/1997 15/12/2014  36.82    36.82     27.81     27.81
         FIXED RATE                 3.4000%    01/05/1998 15/05/2014  38.51    38.51     38.51     38.51
         FIXED RATE                 3.9500%    23/12/1994 28/01/2006   6.13     6.13      0.00      0.00
         FIXED RATE                 4.0000%    16/07/1998 05/11/2018  10.00    10.00     10.00     10.00
         FIXED RATE                 4.5500%    28/05/2002 31/01/2009   4.40     4.40      0.00      0.00
         FIXED RATE                 4.5500%    28/05/2002 30/11/2008   6.78     6.78      0.00      0.00
         FIXED RATE                 4.5500%    28/05/2002 30/09/2008  18.56    18.56      0.56      0.56
         FIXED RATE                 5.2000%    05/03/1998 15/10/2010  24.99    24.99     12.72     12.72
         FIXED RATE                 5.2000%    08/11/1999 15/11/2012  99.45    99.45     86.13     86.13
         FIXED RATE                 5.9500%    23/12/1994 01/03/2006  34.75    34.75     15.50     15.50
         FIXED RATE                 7.1800%    22/09/2000 05/04/2008   7.01     7.01      6.32      6.32
         FIXED RATE                 7.5000%    29/06/1973 01/05/2003   3.59     3.59      0.16      0.16
         FIXED RATE                 7.5000%    26/11/1973 01/09/2003   4.20     4.20      0.37      0.37
         FIXED RATE                 7.6000%    07/11/1979 01/09/2009  39.65    39.65     19.63     19.63
         FIXED RATE                 7.7000%    09/06/1978 15/04/2008  23.50    23.50      9.70      9.70
         FIXED RATE                 7.7300%    06/04/1990 15/07/2010  40.88    40.88     19.71     19.71
         FIXED RATE                 7.7300%    06/04/1990 15/07/2010  80.92    80.92     50.64     50.64
         FIXED RATE                 7.7300%    09/07/1990 15/09/2010  85.00    85.00     29.24     29.24
         FIXED RATE                 7.7300%    08/11/1990 01/08/2010  18.63    18.63      6.40      6.40
         FIXED RATE                 7.7300%    08/11/1990 01/08/2010  27.57    27.57     17.09     17.09
         FIXED RATE                 7.7300%    08/11/1990 01/11/2010 125.00   125.00     72.53     72.53
         FIXED RATE                 7.7300%    05/02/1992 15/04/2012  61.00    61.00     41.71     41.71
         FIXED RATE                 7.7300%    31/03/1992 15/06/2012  33.25    33.25     20.97     20.97
         FIXED RATE                 7.7300%    31/03/1992 15/06/2012  34.75    34.75     25.29     25.29
         FIXED RATE                 7.7500%    31/05/1989 01/03/2009  60.00    60.00     34.28     34.28
         FIXED RATE                 8.0000%    23/07/1996 20/10/2006  25.75    25.75     13.63     13.63
         FIXED RATE                 8.0000%    20/06/1997 30/05/2013   9.48     9.48      5.56      5.56
         FIXED RATE                 8.0600%    14/09/1994 15/04/2006  20.42    20.42      6.28      6.28
         FIXED RATE                 8.3000%    06/09/1977 15/04/2007  17.53    17.53      6.21      6.21
         FIXED RATE                 8.6000%    31/12/1991 30/11/2004  51.95    51.95      0.00      0.00
         FIXED RATE                 8.7500%    07/07/1975 01/05/2005  12.80    12.80      2.87      2.87
         FIXED RATE                 8.7500%    18/12/1975 01/11/2005  25.98    25.98      6.73      6.73
         FIXED RATE                 8.9000%    15/12/1976 15/07/2006  14.60    14.60      4.95      4.95
         FIXED RATE                 9.0000%    06/11/1980 15/07/2004  30.00    30.00      5.85      5.85
         FIXED RATE                 9.2000%    07/11/1989 15/10/2003   8.76     8.76      1.34      1.34
         FIXED RATE                10.0000%    12/10/1981 01/09/2011  20.79    20.79     13.59     13.59
         FIXED RATE                10.1000%    17/11/1981 01/08/2006  20.17    20.17      7.58      7.58
         FIXED RATE                10.1000%    04/12/1981 01/09/2006   2.48     2.48      0.92      0.92
         FIXED RATE                10.2500%    28/12/1984 15/04/2008  20.63    20.63      9.96      9.96
         FIXED RATE                10.5000%    23/12/1983 15/11/2013  38.30    38.30     27.16     27.16
         FIXED RATE                10.5000%    23/12/1983 01/10/2003   4.17     4.17      0.53      0.53
         FIXED RATE                10.5000%    23/12/1983 15/10/2013  25.15    25.15     17.86     17.86
         FIXED RATE                11.0000%    03/11/1982 01/09/2012  18.80    18.80     12.31     12.31
         FIXED RATE                11.0000%    01/12/1982 01/05/2006  47.39    47.39     16.20     16.20
         FIXED RATE                11.0000%    20/05/1983 01/01/2010  21.77    21.77     13.28     13.28
         LIBOR 6 MONTHS DEPOSIT     0.0000%    03/06/1994 01/06/2024   5.00     5.00      5.00      5.00
         LIBOR 6 MONTHS DEPOSIT     0.0000%    03/06/1994 01/06/2024  10.00    10.00     19.50     19.50
         LIBOR 6 MONTHS DEPOSIT     0.0000%    05/02/1992 01/02/2022  50.00    50.00     10.00     10.00
         LIBOR 6 MONTHS DEPOSIT     0.0000%    10/03/1995 10/03/2015  26.50    26.50     14.35     14.35
         LIBOR 6 MONTHS DEPOSIT     0.0000%    14/12/1999 15/12/2019  27.50    27.50      5.69      5.69
         LIBOR 6 MONTHS DEPOSIT     0.0000%    25/02/2000 04/15/2020  10.00    10.00     63.52     63.52
         LIBOR 6 MONTHS DEPOSIT     0.0000%    10/04/2000 15/02/2020 150.00   150.00     37.35     37.35
         LIBOR 6 MONTHS DEPOSIT     0.0000%    20/10/2000 09/01/2020   4.79     4.79      1.26      1.26
         LIBOR 6 MONTHS DEPOSIT     0.0000%    08/08/2001 01/05/2021  60.00    60.00      3.31      3.31
         LIBOR 6 MONTHS DEPOSIT     0.5000%    20/12/1996 15/01/2017 113.40   113.40     30.76     30.76
         LIBOR 6 MONTHS DEPOSIT     0.5000%    20/12/1996 15/01/2018  50.00    50.00     46.15     46.15
         LIBOR 6 MONTHS DEPOSIT     0.5000%    20/12/1997 15/01/2019  58.00    58.00     26.77     26.77
         LIBOR 6 MONTHS DEPOSIT     0.5000%    09/09/1997 15/06/2018  50.00    50.00     12.67     12.67
         LIBOR 6 MONTHS DEPOSIT     0.5000%    08/04/1998 15/06/2018  10.00    10.00      9.83      9.83
         LIBOR 6 MONTHS DEPOSIT     0.5000%    08/04/1998 15/06/2018  19.00    19.00      8.22      8.22
         LIBOR 6 MONTHS DEPOSIT     0.5000%    12/09/2002 15/04/2019 100.00   100.00      1.00      1.00
         LIBOR 6 MONTHS DEPOSIT     0.5000%    07/10/2002 15/04/2022 100.00   100.00      0.00      0.00
         LIBOR 6 MONTHS DEPOSIT     0.6250%    18/03/1992 15/12/2003   9.39     9.39      1.41      1.41

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                            INTEREST RATE/                              ORIGINAL          OUTSTANDING BALANCE
                                               SPREAD/                             AMOUNT CONTRACTED             AS OF
                                            SERVICE CHARGE    YEAR     YEAR OF   (IN ORIG.    (IN US     (IN ORIG.    (IN US
CURRENCY              INTEREST RATE BASIS    (Per Annum)   CONTRACTED  MATURITY    CURR)    DOLLAR)/(2)/   CURR)    DOLLAR)/(2)/
--------             ---------------------- -------------- ---------- ---------- ---------- -----------  ---------- -----------
                     LIBOR 6 MONTHS DEPOSIT     0.6250%    01/04/1992 15/06/2003       4.29      4.29          0.43      0.43
                     LIBOR 6 MONTHS DEPOSIT     0.6250%    06/08/1992 15/06/2003       0.99      0.99          0.10      0.10
                     LIBOR 6 MONTHS DEPOSIT     0.7500%    11/12/1998 15/09/2018     300.00    300.00        100.00    100.00
                     LIBOR 6 MONTHS DEPOSIT     0.7500%    23/03/1999 15/05/2019     100.00    100.00          4.62      4.62
                     LIBOR 6 MONTHS DEPOSIT     1.1000%    19/10/2000 24/10/2003     100.00    100.00        100.00    100.00
                     LIBOR 6 MONTHS DEPOSIT     1.6000%    19/10/2000 24/10/2005     300.00    300.00        300.00    300.00
                     LIBOR 6 MONTHS DEPOSIT     2.9000%    04/07/2001 15/12/2003     100.00    100.00        100.00    100.00
B.  RELENT TO GOCC's                                                                         3,563.79                1,736.52
                                                                                             --------                --------
  BELGIAN FRANCS                                                                   1,231.67     31.69        664.71     17.10
                                                                                 ----------  --------    ----------  --------
                     INTEREST FREE              0.0000%    30/10/1992 31/12/2022     150.00      3.86        140.13      3.61
                     INTEREST FREE              0.0000%    23/12/1983 31/12/2013     100.00      2.57         41.25      1.06
                     INTEREST FREE              0.0000%    29/11/1982 31/12/2012     100.00      2.57         37.50      0.96
                     INTEREST FREE              0.0000%    04/11/1981 31/12/2011     300.00      7.72        135.00      3.47
                     INTEREST FREE              0.0000%    11/08/1980 31/12/2010     450.00     11.58        180.00      4.63
                     INTEREST FREE              0.0000%    11/03/1996 31/12/2025     131.67      3.39        130.83      3.37
  SWISS FRANC                                                                         12.07      8.61          0.08      0.05
                                                                                 ----------  --------    ----------  --------
                     FIXED RATE                 8.3000%    10/03/1989 31/12/2003      12.07      8.61          0.08      0.05
  DEUTSCHEMARK                                                                       131.93     70.02         89.42     47.45
                                                                                 ----------  --------    ----------  --------
                     FIXED RATE                 2.0000%    10/07/1989 31/12/2019      32.40     17.20         14.93      7.92
                     FIXED RATE                 2.0000%    22/03/1982 30/06/2012       9.70      5.15          4.74      2.52
                     FIXED RATE                 2.0000%    10/07/1989 31/12/2019      14.40      7.64         11.94      6.34
                     FIXED RATE                 2.0000%    10/07/1989 31/12/2019      62.80     33.33         52.30     27.76
                     FIXED RATE                 2.0000%    10/04/1981 31/12/2015      12.63      6.70          5.51      2.92
  DANISH KRONER                                                                      110.00     15.37         38.76      5.42
                                                                                 ----------  --------    ----------  --------
                     INTEREST FREE              0.0000%    20/02/1985 01/04/2009      95.00     13.28         32.89      4.60
                     INTEREST FREE              0.0000%    20/02/1985 01/10/2009      15.00      2.10          5.87      0.82
  POUNDS STERLING                                                                      5.49      8.78          0.33      0.52
                                                                                 ----------  --------    ----------  --------
                     FIXED RATE                 2.0000%    12/03/1980 12/03/2005       3.52      5.64          0.00      0.00
                     FIXED RATE                 2.0000%    23/09/1980 23/09/2005       1.97      3.15          0.33      0.52
  JAPANESE YEN                                                                   378,891.88  3,159.58    183,955.70  1,534.01
                                                                                 ----------  --------    ----------  --------
                     FIXED RATE                 0.7500%    07/04/2000 20/04/2040   1,587.00     13.23        510.65      4.26
                     FIXED RATE                 0.7500%    07/04/2000 20/04/2040     821.00      6.85        513.51      4.28
                     FIXED RATE                 0.7500%    10/09/1998 20/09/2038  23,668.00    197.37      1,140.33      9.51
                     FIXED RATE                 1.0000%    07/04/2000 20/04/2040  20,675.00    172.41        435.79      3.63
                     FIXED RATE                 1.0000%    07/04/2000 20/04/2040   7,445.00     62.08      2,074.35     17.30
                     FIXED RATE                 2.0000%    05/09/1973 31/08/2003   4,513.55     37.64        225.68      1.88
                     FIXED RATE                 2.0000%    16/08/1995 31/07/2025     545.40      4.55        541.35      4.51
                     FIXED RATE                 2.7000%    26/05/1989 20/05/2019   6,300.00     52.54      3,998.61     33.34
                     FIXED RATE                 2.7000%    28/06/1990 15/11/2010   5,066.00     42.25      4,224.01     35.22
                     FIXED RATE                 2.7000%    16/07/1991 20/04/2021   2,005.00     16.72      1,673.70     13.96
                     FIXED RATE                 2.7000%    16/07/1991 20/06/2021   5,788.00     48.27      4,960.70     41.37
                     FIXED RATE                 2.7000%    26/05/1992 20/05/2022   1,094.00      9.12        750.13      6.26
                     FIXED RATE                 2.7000%    16/07/1991 20/06/2021   8,283.00     69.07      6,690.67     55.79
                     FIXED RATE                 2.7000%    16/07/1991 20/06/2021   4,028.00     33.59      3,018.68     25.17
                     FIXED RATE                 2.7000%    18/03/1997 20/03/2027  25,665.00    214.02     17,363.11    144.79
                     FIXED RATE                 2.7000%    18/03/1997 20/03/2027     679.00      5.66          0.00      0.00
                     FIXED RATE                 2.7000%    26/05/1989 20/05/2019   5,054.00     42.15      4,053.89     33.81
                     FIXED RATE                 3.0000%    29/01/1993 20/07/2022   3,563.90     29.72      3,155.77     26.32
                     FIXED RATE                 3.0000%    31/03/1993 20/03/2023   6,112.00     50.97      2,987.05     24.91
                     FIXED RATE                 3.0000%    19/08/1993 20/08/2023  18,120.00    151.10     18,014.15    150.22
                     FIXED RATE                 3.0000%    19/08/1993 20/08/2023   1,259.00     10.50      1,195.84      9.97
                     FIXED RATE                 3.0000%    12/08/1994 20/08/2024  11,433.00     95.34      9,739.81     81.22
                     FIXED RATE                 3.0000%    07/12/1994 20/12/2024   7,056.00     58.84      1,369.25     11.42
                     FIXED RATE                 3.0000%    07/12/1994 20/12/2024   6,630.00     55.29        696.63      5.81
                     FIXED RATE                 3.0000%    20/12/1994 20/12/2024   5,513.00     45.97      5,164.02     43.06
                     FIXED RATE                 3.0000%    20/12/1994 20/12/2024  10,756.00     89.69        320.15      2.67
                     FIXED RATE                 3.0000%    20/12/1994 20/12/2024   2,896.00     24.15      1,218.99     10.17
                     FIXED RATE                 3.0000%    20/12/1994 20/12/2024     457.00      3.81        213.91      1.78
                     FIXED RATE                 3.0000%    20/12/1994 20/12/2024   9,795.00     81.68      9,325.00     77.76
                     FIXED RATE                 3.0000%    20/12/1994 20/12/2024   6,212.00     51.80      1,524.35     12.71
                     FIXED RATE                 3.0000%    20/06/1980 20/06/2010  14,832.73    123.69      5,426.60     45.25
                     FIXED RATE                 3.0000%    20/06/1980 20/06/2010   1,529.75     12.76        559.65      4.67
                     FIXED RATE                 3.0000%    16/06/1981 20/06/2011   8,516.35     71.02      3,531.16     29.45
                     FIXED RATE                 3.0000%    16/06/1981 20/06/2011   7,554.76     63.00      3,132.45     26.12
                     FIXED RATE                 3.0000%    16/06/1981 20/06/2011   4,507.27     37.59      1,868.86     15.58
                     FIXED RATE                 3.0000%    16/06/1981 20/06/2011     136.58      1.14         56.61      0.47
                     FIXED RATE                 3.0000%    31/05/1982 20/05/2012  25,489.96    212.56     11,812.40     98.50
                     FIXED RATE                 3.0000%    31/05/1982 20/05/2012     467.92      3.90        216.83      1.81

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                      INTEREST RATE/                             ORIGINAL
                                                         SPREAD/                             AMOUNT CONTRACTED
                                                      SERVICE CHARGE    YEAR     YEAR OF   (IN ORIG.   (IN US
CURRENCY                      INTEREST RATE BASIS      (Per Annum)   CONTRACTED  MATURITY    CURR)   DOLLAR)/(2)/
--------                   -------------------------- -------------- ---------- ---------- --------- -----------
                           FIXED RATE                     3.0000%    31/05/1982 20/05/2012    149.16     1.24
                           FIXED RATE                     3.0000%    09/09/1983 20/09/2013  6,510.19    54.29
                           FIXED RATE                     3.0000%    09/09/1983 20/09/2013  4,500.00    37.53
                           FIXED RATE                     3.0000%    09/09/1983 20/09/2013    169.79     1.42
                           FIXED RATE                     3.0000%    27/01/1988 20/01/2018  1,272.00    10.61
                           FIXED RATE                     3.0000%    27/01/1988 20/01/2018  6,015.00    50.16
                           FIXED RATE                     3.0000%    27/01/1988 20/01/2018  2,478.00    20.66
                           FIXED RATE                     3.0000%    27/01/1988 20/01/2018    192.00     1.60
                           FIXED RATE                     3.2500%    14/01/1978 20/01/2003 10,404.52    86.76
                           FIXED RATE                     3.2500%    14/01/1978 20/01/2003  3,957.73    33.00
                           FIXED RATE                     3.2500%    09/11/1978 20/11/2008  4,433.24    36.97
                           FIXED RATE                     3.2500%    02/02/1979 20/02/2009  6,999.93    58.37
                           FIXED RATE                     3.2500%    14/01/1978 20/01/2003  3,013.92    25.13
                           FIXED RATE                     3.5000%    07/05/1984 20/05/2014  2,900.51    24.19
                           FIXED RATE                     3.5000%    30/05/1986 20/05/2016    142.80     1.19
                           FIXED RATE                     4.0000%    09/09/1983 20/09/2013  9,297.91    77.54
                           FIXED RATE                     4.0000%    25/09/1987 20/09/2017 40,400.00   336.90
  SPECIAL DRAWING RIGHT                                                                        35.17    47.50
                                                                                           ---------   ------
                           INTEREST FREE                  0.7500%    08/05/1996 01/01/2036     10.15    13.71
                           INTEREST FREE                  1.0000%    04/06/1991 15/08/2025     11.18    15.10
                           INTEREST FREE                  1.0000%    08/05/1997 01/01/2031     13.84    18.69
  UNITED STATES DOLLAR                                                                        222.23   222.23
                                                                                           ---------   ------
                           ADB FLOATING RATE              0.0000%    04/06/1991 15/08/2014      6.00     6.00
                           COST QUA. BOR. IBRD 6M         0.5000%    30/06/1987 01/06/2007     32.00    32.00
                           COST QUA. BOR. IBRD 6M         0.5000%    10/04/1986 15/11/2006     38.00    38.00
                           LIBOR 6 MONTHS DEPOSIT         0.5000%    09/09/1997 15/09/2017      2.30     2.30
                           INTEREST FREE                  1.0000%    03/04/1972 01/03/2022     10.02    10.02
                           INTEREST FREE                  1.0000%    27/06/1979 15/02/2029     19.22    19.22
                           FIXED RATE                     2.0000%    24/03/1975 24/03/2016     19.88    19.88
                           FIXED RATE                     2.0000%    06/08/1976 13/04/2017     14.95    14.95
                           FIXED RATE                     2.0000%    09/01/1988 30/06/2014     10.00    10.00
                           FIXED RATE                     2.0000%    06/08/1976 11/04/2017     19.93    19.93
                           FIXED RATE                     2.0000%    21/07/1989 21/07/2014      2.63     2.63
                           FIXED RATE                     3.0000%    07/10/1994 18/04/2011      6.00     6.00
                           FIXED RATE                     7.6000%    07/11/1979 01/10/2003     16.81    16.81
                           FIXED RATE                    10.1000%    04/12/1981 01/09/2006     24.50    24.50
II. NG ASSUMED DEBT (REAL)                                                                  2,087.23   317.88
                                                                                           ---------   ------
  AUSTRIAN SCHILLINGS                                                                          21.81     1.65
                                                                                           ---------   ------
                           AUSTRIAN STATUTORY EXPORT
                           PROMO SCHEME                   0.6000%          1992       2007     21.81     1.65
  BELGIAN FRANCS                                                                               50.00     1.29
                                                                                           ---------   ------
                           FREE                           0.0000%          1986       2012     25.00     0.64
                           FREE                           0.0000%          1986       2013     25.00     0.64
  DEUTSCHEMARKS                                                                                 0.29     0.15
                                                                                           ---------   ------
                           FIXED RATE                     8.6000%          1992       2007      0.29     0.15
  FRENCH FRANCS                                                                                 2.57     0.41
                                                                                           ---------   ------
                           TAUX DU MARCHE OBLIGATAIRE     0.4000%          1991       2007      2.57     0.41
  POUND STERLING                                                                                0.17     0.27
                                                                                           ---------   ------
                           LIBOR 6 MONTHS DEPOSIT         0.0000%          1992       2007      0.17     0.27
  JAPANESE YEN                                                                              1,712.56    14.28
                                                                                           ---------   ------
                           FIXED RATE                     6.3000%          1993       2007  1,296.62    10.81
                           LONG TERM PRIME RATE           0.1000%          1992       2007    415.94     3.47
  UNITED STATES DOLLARS                                                                       299.83   299.83
                                                                                           ---------   ------
                           FIXED RATE                     3.0000%          1992       2007      0.23     0.23
                           FIXED RATE                     3.0000%          1992       2007      0.40     0.40
                           FIXED RATE                     3.0000%          1992       2007      0.25     0.25
                           FIXED RATE                     3.5000%          1992       2007      1.06     1.06
                           FIXED RATE                     3.5000%          1992       2007      0.60     0.60
                           FIXED RATE                     5.0000%          1981       2004      5.49     5.49
                           FIXED RATE                     5.0000%          1981       2006      5.49     5.49
                           FIXED RATE                     5.0000%          1981       2004      5.49     5.49
                           LIBOR 6 MONTHS DEPOSIT         0.2000%          1992       2007     25.47    25.47
                           LIBOR 6 MONTHS DEPOSIT         0.2000%          1992       2007      2.63     2.63
                           LIBOR 6 MONTHS DEPOSIT         0.2000%          1992       2007      0.58     0.58
                           LIBOR 6 MONTHS DEPOSIT         0.2500%          1990       2007      2.01     2.01

                            OUTSTANDING BALANCE
                                   AS OF
                           (IN ORIG.   (IN US
CURRENCY                     CURR)   DOLLAR)/(2)/
--------                   --------- -----------
                               69.10     0.58
                            3,493.25    29.13
                            2,412.63    20.12
                               91.08     0.76
                              714.71     5.96
                            4,487.16    37.42
                               46.41     0.39
                              127.84     1.07
                              281.20     2.34
                              106.97     0.89
                            1,297.52    10.82
                            2,219.49    18.51
                               81.46     0.68
                            1,627.09    13.57
                               94.01     0.78
                            4,989.09    41.60
                           28,112.07   234.43
  SPECIAL DRAWING RIGHT        31.17    42.10
                           ---------   ------
                                8.39    11.33
                                9.41    12.71
                               13.37    18.06
  UNITED STATES DOLLAR         89.86    89.86
                           ---------   ------
                                2.03     2.03
                                8.96     8.96
                                8.08     8.08
                                1.81     1.81
                                5.86     5.86
                               15.28    15.28
                               11.03    11.03
                                8.79     8.79
                                3.08     3.08
                               11.71    11.71
                                1.68     1.68
                                1.55     1.55
                                1.54     1.54
                                8.47     8.47
II. NG ASSUMED DEBT (REAL)  1,319.15   185.01
                           ---------   ------
  AUSTRIAN SCHILLINGS          14.02     1.06
                           ---------   ------

                               14.02     1.06
  BELGIAN FRANCS               28.75     0.74
                           ---------   ------
                               13.75     0.35
                               15.00     0.39
  DEUTSCHEMARKS                 0.19     0.10
                           ---------   ------
                                0.19     0.10
  FRENCH FRANCS                 1.65     0.26
                           ---------   ------
                                1.65     0.26
  POUND STERLING                0.11     0.18
                           ---------   ------
                                0.11     0.18
  JAPANESE YEN              1,100.93     9.18
                           ---------   ------
                              833.54     6.95
                              267.39     2.23
  UNITED STATES DOLLARS       173.50   173.50
                           ---------   ------
                                0.22     0.22
                                0.38     0.38
                                0.24     0.24
                                1.01     1.01
                                0.57     0.57
                                0.92     0.92
                                1.83     1.83
                                1.37     1.37
                                1.69     1.69
                               16.37    16.37
                                0.37     0.37
                                1.29     1.29

                            AS OF DECEMBER 31, 2002
                       IN MILLIONS OF CURRENCY INDICATED

                                                INTEREST RATE/                           ORIGINAL          OUTSTANDING BALANCE
                                                   SPREAD/                           AMOUNT CONTRACTED            AS OF
                                                SERVICE CHARGE    YEAR    YEAR OF  (IN ORIG.   (IN US     (IN ORIG.    (IN US
CURRENCY                  INTEREST RATE BASIS    (Per Annum)   CONTRACTED MATURITY   CURR)   DOLLAR)/(2)/   CURR)    DOLLAR)/(2)/
--------                ----------------------- -------------- ---------- -------- --------- -----------  ---------- -----------
                        LIBOR 6 MONTHS DEPOSIT        0.5000%     1991      2007        3.13       3.13         2.01       2.01
                        LIBOR 6 MONTHS DEPOSIT        0.5000%     1991      2007        1.24       1.24         0.80       0.80
                        LIBOR 6 MONTHS DEPOSIT        0.8125%     1986      2003        1.29       1.29         0.13       0.13
                        LIBOR 6 MONTHS DEPOSIT        0.8125%     1986      2003        2.10       2.10         0.21       0.21
                        LIBOR 6 MONTHS DEPOSIT        0.8125%     1986      2003        8.73       8.73         1.15       1.15
                        LIBOR 6 MONTHS DEPOSIT        0.8125%     1986      2003       11.50      11.50         0.09       0.09
                        NEW SHORT TERM EXIMBANK
                        BORROWING                     0.3750%     1991      2007        0.31       0.31         0.25       0.25
                        NEW SHORT TERM EXIMBANK
                        BORROWING                     0.3750%     1991      2007        0.30       0.30         0.19       0.19
                        NEW SHORT TERM EXIMBANK
                        BORROWING                     0.3750%     1991      2007        0.00       0.00         0.00       0.00
                        NEW SHORT TERM EXIMBANK
                        BORROWING                     0.5000%     1992      2007      151.35     151.35        97.30      97.30
                        NEW SHORT TERM EXIMBANK
                        BORROWING                     0.5000%     1992      2007       32.99      32.99        21.21      21.21
                        NEW SHORT TERM EXIMBANK
                        BORROWING                     0.5000%     1992      2007       14.16      14.16         9.10       9.10
                        NEW SHORT TERM EXIMBANK
                        BORROWING                     0.5000%     1992      2007       23.02      23.02        14.80      14.80
III.  NG SECURITIZED LOANS (BRADY BONDS)                                                      14,015.94               11,857.44
                                                                                              ---------               ---------
  UNITED STATES DOLLARS                                                            11,994.53  11,994.53     9,836.03   9,836.03
    OPTION I - IRB                                                                    757.38     757.38       250.04     250.04
                                                                                   ---------  ---------   ----------  ---------
      SERIES A          STEP UP                 4.00% - 7.50%     1992      2007      130.76     130.76        49.15      49.15
      SERIES B          STEP UP                 4.00% - 7.50%     1992      2008      626.62     626.62       200.89     200.89
    OPTION II - PCIRB                                                               1,894.09   1,894.09       582.68     582.68
                                                                                   ---------  ---------   ----------  ---------
      SERIES A          STEP UP                 4.25% - 7.50%     1992      2018      153.49     153.49       127.52     127.52
      SERIES B          STEP UP                 4.25% - 7.50%     1992      2017    1,740.60   1,740.60       455.16     455.16
    OPTION III - DEBT CONVERSION BONDS                                                696.78     696.78       357.03     357.03
                                                                                   ---------  ---------   ----------  ---------
      SERIES A          STEP UP                 4.00% - 7.50%     1992      2010        5.31       5.31         3.07       3.07
      SERIES B          STEP UP                 4.00% - 7.50%     1992      2009      691.47     691.47       353.96     353.96
    FIXED RATE BONDS    FIXED                         8.7500%     1996      2016      690.00     690.00       690.00     690.00
                                                                                   ---------
  JAPANESE YEN BONDS (SAMURAI)                                                     86,600.00   1,139.11   136,600.00   1,139.11
                                                                                   ---------  ---------   ----------  ---------
  JAPANESE YEN                                                                     86,600.00   1,139.11   136,600.00   1,139.11
                                                                                   ---------  ---------   ----------  ---------
                        FIXED                         1.8850%     2001      2011   50,000.00     416.95    50,000.00     416.95
                        FIXED                         3.2000%     2000      2005   35,000.00     291.87    35,000.00     291.87
                        FIXED                         4.3000%     2002      2011   21,600.00     180.12    21,600.00     180.12
                        FIXED                         5.0000%     1996      2003   30,000.00     250.17    30,000.00     250.17
  GLOBAL BONDS                                                                                 8,838.59                8,838.59
                                                                                              ---------               ---------
  UNITED STATES DOLLARS                                                             7,956.29   7,956.29     7,956.29   7,956.29
                                                                                   ---------  ---------   ----------  ---------
                        FIXED                         7.5000%     2002      2007      300.00     300.00       300.00     300.00
                        FIXED                         8.3750%     2002      2009    1,000.00   1,000.00     1,000.00   1,000.00
                        FIXED                         8.3750%     2002      2009      300.00     300.00       300.00     300.00
                        FIXED                         8.8750%     1998      2008      500.00     500.00       500.00     500.00
                        FIXED                         8.8750%     1998      2008      500.00     500.00       500.00     500.00
                        FIXED                         9.0000%     2002      2013      500.00     500.00       500.00     500.00
                        FIXED                         9.3750%     2002      2017      750.00     750.00       750.00     750.00
                        FIXED                         9.5000%     1999      2024    1,006.29   1,006.29     1,006.29   1,006.29
                        FIXED                         9.8750%     1999      2019      500.00     500.00       500.00     500.00
                        FIXED                         9.8750%     1999      2019      200.00     200.00       200.00     200.00
                        FIXED                         9.8750%     1999      2019      400.00     400.00       400.00     400.00
                        FIXED                         9.8750%     2000      2010      600.00     600.00       600.00     600.00
                        FIXED                        10.6250%     2000      2025    1,000.00   1,000.00     1,000.00   1,000.00
                        LIBOR 6 MONTHS DEPOSIT        4.2000%     2000      2003      200.00     200.00       200.00     200.00
                        LIBOR 6 MONTHS DEPOSIT        3.0500%     2001      2004      200.00     200.00       200.00     200.00
  EURO                                                                                850.00     882.30       850.00     882.30
                                                                                   ---------  ---------   ----------  ---------
                        FIXED                         8.0000%     1999      2004      350.00     363.30       350.00     363.30
                        FIXED                         9.3750%     2001      2006      500.00     519.00       500.00     519.00

--------
(1) Excludes external debt guaranteed by the Republic
(2) Amounts in original currencies converted into US Dollar using BSP reference rate prevailing on December 27, 2002

                     DOMESTIC GOVERNMENT SECURITIES /(1)/
                            As of December 31, 2002
                              (IN MILLION PESOS)


                                                                                  OUTSTANDING
                                        INTEREST                                     AS OF
                                          RATE         YEAR    YEAR OF  ORIGINAL  DECEMBER 31,
       INTEREST RATE BASIS             (PER ANNUM)  CONTRACTED MATURITY  AMOUNT       2002
       -------------------            ------------- ---------- -------- --------- ------------
TOTAL (I + I I)                                                                   1,466,145.27
                                                                                  ============
I. ACTUAL OBLIGATIONS                                                             1,447,341.91
                                                                                  ------------
  A. TREASURY BILLS                                                                 405,226.40
                                                                                  ------------
      ADAPS                                                     2002-
                                         Various                2003                 74,055.00
      TAP                                                       2002-
                                         Various                2003                  2,567.00
      GOCC Series                                               2002-
                                         Various                2003                124,539.60
      LGUs                                                      2002-
                                         Various                2003                    333.30
      TEIs                                                      2002-
                                         Various                2003                 29,163.20
      CB-BOL                                                    2002-
                                      Floating Rate             2003                174,568.30
  B. TREASURY NOTES RA 245                                               2,438.06     2,415.55
                                                                        --------- ------------
              Fixed Rate                 3.500%        1984     2005       337.59       334.31
              Fixed Rate                 3.500%        1984     2005       153.43       153.43
              Fixed Rate                 3.500%        1984     2005        55.81        55.81
              Fixed Rate                 3.500%        1985     2005       145.99       145.99
              Fixed Rate                 3.500%        1985     2005        91.85        91.85
              Fixed Rate                 3.500%        1985     2005         8.92         8.92
              Fixed Rate                 3.500%        1985     2005         1.40         1.40
              Fixed Rate                 3.500%        1985     2005        51.65        42.88
              Fixed Rate                 3.500%        1985     2005         2.44         2.44
              Fixed Rate                 3.500%        1985     2006         4.44         4.44
              Fixed Rate                 3.500%        1985     2006        70.00        70.00
              Fixed Rate                 3.500%        1985     2006        37.86        37.86
              Fixed Rate                 3.500%        1985     2006         0.52         0.52
              Fixed Rate                 3.500%        1985     2006         1.57         1.57
              Fixed Rate                 3.500%        1985     2006         0.72         0.72
              Fixed Rate                 3.500%        1985     2006         2.26         2.26
              Fixed Rate                 3.500%        1985     2006        31.12        31.12
              Fixed Rate                 3.500%        1986     2006        39.93        39.93
              Fixed Rate                 3.500%        1986     2006       188.86       188.86
              Fixed Rate                 3.500%        1986     2006       126.90       126.90
              Fixed Rate                 3.500%        1986     2006        26.67        26.67
              Fixed Rate                 3.500%        1986     2006       200.84       200.84
              Fixed Rate                 3.500%        1986     2006       139.64       139.64
              Fixed Rate                 3.500%        1986     2006        13.47         3.01
              Fixed Rate                 3.500%        1986     2006       295.60       295.60
              Fixed Rate                 3.500%        1986     2006        26.68        26.68
              Fixed Rate                 3.500%        1986     2007        44.90        44.90
              Fixed Rate                 3.500%        1986     2007         1.04         1.04
              Fixed Rate                 3.500%        1986     2007         5.10         5.10
              Fixed Rate                 3.500%        1986     2007        20.91        20.91
              Fixed Rate                 3.500%        1986     2007       309.95       309.95
  C. BONDS                                                              83,916.86    90,707.71
                                                                        --------- ------------
      Treasury Bonds                                                     8,959.40     5,892.14
                                                                        --------- ------------
         T/Bonds R.A. 245                                                7,396.74     4,807.10
                                                                        --------- ------------
              Fixed Rate                 2.000%        1973     2003        93.00        91.46
              Fixed Rate                 3.250%        1978     2003        34.83        34.83
              Fixed Rate                 3.250%        1978     2003        37.32        37.32
              Fixed Rate                 3.250%        1978     2003        90.97        90.97
              Fixed Rate                 3.250%        1980     2005        95.00        95.00
              Fixed Rate                 4.000%        1980     2005     2,100.00     1,099.98

                            AS OF DECEMBER 31, 2002
                              (IN MILLION PESOS)

                                                                                      OUTSTANDING
                                            INTEREST                                     AS OF
                                              RATE        YEAR    YEAR OF   ORIGINAL  DECEMBER 31,
                 INTEREST RATE BASIS       (PER ANNUM) CONTRACTED MATURITY   AMOUNT       2002
                 -------------------       ----------- ---------- -------- ---------- ------------
              Fixed Rate                     4.000%       1981      2006     1,600.00    1,179.53
              Fixed Rate                     4.000%       1982      2007     2,700.00    1,746.22
              Fixed Rate                     4.000%       1983      2008        30.00        9.69
              Fixed Rate                     4.000%       1983      2004         6.89        0.26
              Fixed Rate                     4.000%       1983      2004        42.03       39.38
              Fixed Rate                     4.000%       1983      2003       100.00        5.93
              Fixed Rate                     4.000%       1983      2008        50.00        3.95
              Fixed Rate                     4.000%       1983      2008         4.87        0.26
              Fixed Rate                     4.000%       1983      2008       200.00      200.00
              Fixed Rate                     4.000%       1983      2008        50.00       50.00
              Fixed Rate                     4.000%       1983      2008       100.00      100.00
              Fixed Rate                     4.000%       1983      2008         6.83        6.83
              Fixed Rate                     4.000%       1983      2008        15.00       15.00
              Fixed Rate                     7.000%       1979      2004        20.00        0.45
              Fixed Rate                     10.750%      1978      2003        20.00        0.04
         T/Bonds PD No. 4                                                      500.26      497.75
                                                                           ----------  ----------
              Fixed Rate                     2.000%       1973      2003       490.07      487.56
              Fixed Rate                     2.000%       1973      2003        10.19       10.19
         T/Bonds PD No. 195                                                    922.00      447.73
                                                                           ----------  ----------
              Fixed Rate                     3.750%       1973      2003       307.00      306.85
              Fixed Rate                     5.000%       1973      2003       100.28       16.51
              Fixed Rate                     6.000%       1973      2003       514.72      124.37
         T/Bonds PD No. 694                                                    140.40      139.56
                                                                           ----------  ----------
              Fixed Rate                     3.000%       1978      2008       100.00      100.00
              Fixed Rate                     3.000%       1979      2009        40.40       39.56
      30 Yr FXTB                                                                97.05       97.05
                                                                           ----------  ----------
              Fixed Rate                     12.840%      1996      2025        97.05       97.05
      Treasury Bonds (CB-BoL)                                               50,000.00   50,000.00
                                                                           ----------  ----------
            182-Day T-Bill Rate                           1993      2018    50,000.00   50,000.00
      12 Yr Peso Denominated T/Bonds                                        24,860.41   24,860.41
                                                                           ----------  ----------
            91-Day T-Bill Rate                            1995      2007     3,226.41    3,226.41
            91-Day T-Bill Rate                            1995      2007    21,634.00   21,634.00
                                                                           ----------  ----------
      Agrarian Reform Bonds                                                              9,858.12
                                                                                       ----------
            91-Day T-Bill Rate
  D. FIXED RATE T/BONDS                                                    879,276.67  878,276.67
                                                                           ----------  ----------
      2 Yr FXTB                                                            176,832.80  176,832.80
                                                                           ----------  ----------
         ADAPS                                                              55,375.00   55,375.00
                                                                           ----------  ----------
              Fixed Rate                     16.000%      2001      2003     3,000.00    3,000.00
              Fixed Rate                     14.125%      2001      2003     3,000.00    3,000.00
              Fixed Rate                     13.625%      2001      2003     3,000.00    3,000.00
              Fixed Rate                     13.250%      2001      2003     4,000.00    4,000.00
              Fixed Rate                     13.250%      2001      2003     2,000.00    2,000.00
              Fixed Rate                     13.250%      2001      2003     2,000.00    2,000.00
              Fixed Rate                     13.250%      2001      2003     2,000.00    2,000.00
              Fixed Rate                     13.250%      2001      2003     2,000.00    2,000.00
              Fixed Rate                     13.250%      2001      2003     4,000.00    4,000.00
              Fixed Rate                     12.750%      2001      2003     3,500.00    3,500.00
              Fixed Rate                     12.750%      2001      2003     1,270.00    1,270.00
              Fixed Rate                     9.500%       2002      2004     3,605.00    3,605.00
              Fixed Rate                     9.500%       2002      2004     4,000.00    4,000.00
              Fixed Rate                     8.875%       2002      2004     3,000.00    3,000.00

                            AS OF DECEMBER 31, 2002
                              (IN MILLION PESOS)

                                                                                OUTSTANDING
                                       INTEREST                                    AS OF
                                         RATE        YEAR    YEAR OF  ORIGINAL  DECEMBER 31,
     INTEREST RATE BASIS              (PER ANNUM) CONTRACTED MATURITY  AMOUNT       2002
     -------------------              ----------- ---------- -------- --------- ------------
              Fixed Rate                8.875%       2002      2004    9,000.00   9,000.00
              Fixed Rate                8.875%       2002      2004    6,000.00   6,000.00
         TAP                                                          25,448.00  25,448.00
                                                                      ---------  ---------
              Fixed Rate               16.000%       2001      2003    4,300.00   4,300.00
              Fixed Rate               13.625%       2001      2003    8,088.00   8,088.00
              Fixed Rate               13.250%       2001      2003    7,100.00   7,100.00
              Fixed Rate               13.250%       2001      2003    3,560.00   3,560.00
              Fixed Rate               12.750%       2001      2003    2,000.00   2,000.00
              Fixed Rate                8.875%       2002      2004      400.00     400.00
         GOCCs                                                        77,024.20  77,024.20
                                                                      ---------  ---------
              Fixed Rate               16.000%       2001      2003    6,966.90   6,966.90
              Fixed Rate               14.125%       2001      2003    2,020.30   2,020.30
              Fixed Rate               13.625%       2001      2003   13,166.10  13,166.10
              Fixed Rate               13.250%       2001      2003    1,572.00   1,572.00
              Fixed Rate               13.250%       2001      2003      847.70     847.70
              Fixed Rate               13.250%       2001      2003      678.90     678.90
              Fixed Rate               13.250%       2001      2003    8,714.70   8,714.70
              Fixed Rate               12.750%       2001      2003   16,783.10  16,783.10
              Fixed Rate                9.500%       2002      2004   10,561.10  10,561.10
              Fixed Rate                8.875%       2002      2004    2,278.30   2,278.30
              Fixed Rate                8.875%       2002      2004    6,062.00   6,062.00
              Fixed Rate                8.875%       2002      2004    7,373.10   7,373.10
         TEIs                                                         18,985.60  18,985.60
                                                                      ---------  ---------
              Fixed Rate               14.400%       2001      2003      215.10     215.10
              Fixed Rate               16.000%       2001      2003      500.00     500.00
              Fixed Rate               12.7125%      2001      2003       37.80      37.80
              Fixed Rate               14.125%       2001      2003      200.00     200.00
              Fixed Rate               13.625%       2001      2003      441.60     441.60
              Fixed Rate               12.2625%      2001      2003    1,184.10   1,184.10
              Fixed Rate               13.250%       2001      2003      400.00     400.00
              Fixed Rate               11.925%       2001      2003      345.60     345.60
              Fixed Rate               11.925%       2001      2003      117.40     117.40
              Fixed Rate               11.925%       2001      2003      334.50     334.50
              Fixed Rate               13.250%       2001      2003      205.90     205.90
              Fixed Rate               11.925%       2001      2003       94.80      94.80
              Fixed Rate               13.250%       2001      2003      200.00     200.00
              Fixed Rate               11.925%       2001      2003       39.70      39.70
              Fixed Rate               12.750%       2001      2003    4,293.70   4,293.70
              Fixed Rate               11.475%       2001      2003    1,713.50   1,713.50
              Fixed Rate                8.550%       2002      2004      771.00     771.00
              Fixed Rate                9.500%       2002      2004    1,416.40   1,416.40
              Fixed Rate               7.9875%       2002      2004       34.00      34.00
              Fixed Rate                8.875%       2002      2004      211.20     211.20
              Fixed Rate                8.875%       2002      2004      500.00     500.00
              Fixed Rate               7.9875%       2002      2004      465.70     465.70
              Fixed Rate                8.875%       2002      2004    4,659.00   4,659.00
              Fixed Rate               7.9875%       2002      2004      604.60     604.60
      3 Yr FXTB                                                       36,076.50  36,076.50
                                                                      ---------  ---------
         ADAPS                                                        12,000.00  12,000.00
                                                                      ---------  ---------
              Fixed Rate               10.2500%      2002      2005    6,000.00   6,000.00
              Fixed Rate               10.0000%      2002      2005    3,000.00   3,000.00
              Fixed Rate               9.1250%       2002      2005    3,000.00   3,000.00

                            AS OF DECEMBER 31, 2002
                              (IN MILLION PESOS)

                                                                                 OUTSTANDING
                                       INTEREST                                     AS OF
                                         RATE        YEAR    YEAR OF   ORIGINAL  DECEMBER 31,
      INTEREST RATE BASIS             (PER ANNUM) CONTRACTED MATURITY   AMOUNT       2002
      -------------------             ----------- ---------- -------- ---------- ------------
         GOCCs                                                         15,884.10   15,884.10
                                                                      ----------  ----------
              Fixed Rate               10.2500%      2002      2005     7,235.10    7,235.10
              Fixed Rate               10.0000%      2002      2005     8,470.00    8,470.00
              Fixed Rate               9.1250%       2002      2005       179.00      179.00
         TEIs                                                           8,192.40    8,192.40
                                                                      ----------  ----------
              Fixed Rate               10.2500%      2002      2005     5,608.40    5,608.40
              Fixed Rate               9.2250%       2002      2005       589.90      589.90
              Fixed Rate               10.0000%      2002      2005       400.00      400.00
              Fixed Rate               9.0000%       2002      2005       432.70      432.70
              Fixed Rate               9.1250%       2002      2005     1,123.70    1,123.70
              Fixed Rate               8.2125%       2002      2005        37.70       37.70
      4 Yr FXTB                                                        14,706.30   14,706.30
                                                                      ----------  ----------
         ADAPS                                                         10,585.00   10,585.00
                                                                      ----------  ----------
              Fixed Rate               10.3750%      2002      2006     6,000.00    6,000.00
              Fixed Rate               10.3750%      2002      2006     4,585.00    4,585.00
         GOCCs                                                          2,464.00    2,464.00
                                                                      ----------  ----------
              Fixed Rate               10.3750%      2002      2006     2,086.90    2,086.90
              Fixed Rate               10.3750%      2002      2006       377.10      377.10
         TEIs                                                           1,657.30    1,657.30
                                                                      ----------  ----------
              Fixed Rate               10.3750%      2002      2006       500.00      500.00
              Fixed Rate               9.3375%       2002      2006       141.10      141.10
              Fixed Rate               10.3750%      2002      2006     1,000.00    1,000.00
              Fixed Rate               9.3375%       2002      2006        16.20       16.20
      3 Yr Retail T/Bonds                                              23,259.75   23,259.75
                                                                      ----------  ----------
              Fixed Rate               10.750%       2002      2005    23,259.75   23,259.75
      4 Yr Retail T/Bonds                                              37,993.16   37,993.16
                                                                      ----------  ----------
              Fixed Rate               14.250%       2001      2005    15,635.38   15,635.38
              Fixed Rate               14.250%       2001      2005    22,357.78   22,357.78
      5 Yr Retail T/Bonds                                              39,670.53   39,670.53
                                                                      ----------  ----------
              Fixed Rate               12.375%       2002      2007    39,670.53   39,670.53
      5 Yr FXTB                                                       210,900.78  210,900.78
                                                                      ----------  ----------
         ADAPS                                                        115,012.00  115,012.00
                                                                      ----------  ----------
              Fixed Rate               20.000%       1998      2003     2,000.00    2,000.00
              Fixed Rate               21.000%       1998      2003     3,000.00    3,000.00
              Fixed Rate               20.000%       1998      2003     2,000.00    2,000.00
              Fixed Rate               16.125%       1998      2003     3,000.00    3,000.00
              Fixed Rate               14.000%       1999      2004     3,000.00    3,000.00
              Fixed Rate               13.625%       1999      2004     1,730.00    1,730.00
              Fixed Rate               14.250%       1999      2004       890.00      890.00
              Fixed Rate               14.250%       1999      2004     2,000.00    2,000.00
              Fixed Rate               14.125%       1999      2004     2,000.00    2,000.00
              Fixed Rate               13.750%       2000      2005     3,000.00    3,000.00
              Fixed Rate               13.500%       2000      2005     3,000.00    3,000.00
              Fixed Rate               13.500%       2000      2005     3,000.00    3,000.00
              Fixed Rate               12.750%       2000      2005     3,000.00    3,000.00
              Fixed Rate               13.250%       2000      2005     1,610.00    1,610.00
              Fixed Rate               13.000%       2000      2005     3,000.00    3,000.00
              Fixed Rate               13.500%       2000      2005     1,230.00    1,230.00
              Fixed Rate               13.875%       2000      2005       765.00      765.00
              Fixed Rate               16.750%       2000      2005     1,349.00    1,349.00
              Fixed Rate               15.875%       2001      2006     3,000.00    3,000.00

                            AS OF DECEMBER 31, 2002
                              (IN MILLION PESOS)

                                                                                OUTSTANDING
                                       INTEREST                                    AS OF
                                         RATE        YEAR    YEAR OF  ORIGINAL  DECEMBER 31,
     INTEREST RATE BASIS              (PER ANNUM) CONTRACTED MATURITY  AMOUNT       2002
     -------------------              ----------- ---------- -------- --------- ------------
              Fixed Rate                15.000%      2001      2006    2,961.00   2,961.00
              Fixed Rate                14.500%      2001      2006    3,000.00   3,000.00
              Fixed Rate                14.000%      2001      2006    1,000.00   1,000.00
              Fixed Rate                15.250%      2001      2006    1,948.00   1,948.00
              Fixed Rate                15.250%      2001      2006    2,000.00   2,000.00
              Fixed Rate                15.500%      2001      2006    3,500.00   3,500.00
              Fixed Rate                16.250%      2001      2006      905.00     905.00
              Fixed Rate                14.125%      2001      2004    1,891.00   1,891.00
              Fixed Rate                14.125%      2001      2004    2,000.00   2,000.00
              Fixed Rate                14.250%      2001      2004    1,260.00   1,260.00
              Fixed Rate                14.250%      2001      2004    2,000.00   2,000.00
              Fixed Rate                13.750%      2001      2005    2,000.00   2,000.00
              Fixed Rate                13.750%      2001      2005    2,000.00   2,000.00
              Fixed Rate                13.875%      2001      2005    2,095.00   2,095.00
              Fixed Rate                12.750%      2002      2005    4,000.00   4,000.00
              Fixed Rate                13.875%      2002      2005    4,000.00   4,000.00
              Fixed Rate                12.750%      2002      2005    4,000.00   4,000.00
              Fixed Rate                13.500%      2002      2005    4,000.00   4,000.00
              Fixed Rate                13.000%      2002      2005    3,000.00   3,000.00
              Fixed Rate                13.000%      2002      2007    3,848.00   3,848.00
              Fixed Rate                13.000%      2002      2007    1,025.00   1,025.00
              Fixed Rate                13.000%      2002      2007    3,000.00   3,000.00
              Fixed Rate                10.750%      2002      2007    2,935.00   2,935.00
              Fixed Rate                10.750%      2002      2007    3,000.00   3,000.00
              Fixed Rate                10.750%      2002      2007    3,000.00   3,000.00
              Fixed Rate                11.000%      2002      2007    2,000.00   2,000.00
              Fixed Rate                11.000%      2002      2007    1,000.00   1,000.00
              Fixed Rate                11.000%      2002      2007    3,000.00   3,000.00
              Fixed Rate                14.000%      2002      2006    2,070.00   2,070.00
         TAP                                                          23,856.00  23,856.00
                                                                      ---------  ---------
              Fixed Rate                20.000%      1998      2003    4,300.00   4,300.00
              Fixed Rate                16.125%      1998      2003    2,350.00   2,350.00
              Fixed Rate                14.000%      1999      2004    1,050.00   1,050.00
              Fixed Rate                14.125%      1999      2004    1,000.00   1,000.00
              Fixed Rate                13.875%      2000      2005    3,300.00   3,300.00
              Fixed Rate                16.750%      2000      2005      400.00     400.00
              Fixed Rate                15.875%      2001      2006    1,000.00   1,000.00
              Fixed Rate                15.000%      2001      2006      800.00     800.00
              Fixed Rate                14.500%      2001      2006    3,950.00   3,950.00
              Fixed Rate                14.000%      2001      2006    1,000.00   1,000.00
              Fixed Rate                14.250%      2001      2004    2,706.00   2,706.00
              Fixed Rate                14.250%      2001      2004      500.00     500.00
              Fixed Rate                13.000%      2002      2005    1,500.00   1,500.00
         GOCCs                                                        53,524.98  53,524.98
                                                                      ---------  ---------
              Fixed Rate                20.000%      1998      2003      191.00     191.00
              Fixed Rate                21.000%      1998      2003    1,949.80   1,949.80
              Fixed Rate                20.000%      1998      2003      143.20     143.20
              Fixed Rate                16.125%      1998      2003      910.50     910.50
              Fixed Rate                14.000%      1999      2004    1,586.60   1,586.60
              Fixed Rate                13.625%      1999      2004       45.80      45.80
              Fixed Rate                14.250%      1999      2004    1,485.10   1,485.10
              Fixed Rate                14.250%      1999      2004      938.70     938.70
              Fixed Rate                14.125%      1999      2004    2,975.60   2,975.60

                            AS OF DECEMBER 31, 2002
                              (IN MILLION PESOS)

                                                                                OUTSTANDING
                                       INTEREST                                    AS OF
                                         RATE        YEAR    YEAR OF  ORIGINAL  DECEMBER 31,
     INTEREST RATE BASIS              (PER ANNUM) CONTRACTED MATURITY  AMOUNT       2002
     -------------------              ----------- ---------- -------- --------- ------------
              Fixed Rate               13.750%       2000      2005    2,227.40   2,227.40
              Fixed Rate               13.500%       2000      2005        1.40       1.40
              Fixed Rate               13.500%       2000      2005    1,563.10   1,563.10
              Fixed Rate               12.750%       2000      2005       53.00      53.00
              Fixed Rate               13.250%       2000      2005      118.40     118.40
              Fixed Rate               13.000%       2000      2005       48.20      48.20
              Fixed Rate               13.500%       2000      2005    2,998.40   2,998.40
              Fixed Rate               13.875%       2000      2005    2,439.00   2,439.00
              Fixed Rate               16.750%       2000      2005    1,825.90   1,825.90
              Fixed Rate               15.875%       2001      2006      990.50     990.50
              Fixed Rate               15.000%       2001      2006      587.20     587.20
              Fixed Rate               14.500%       2001      2006    2,181.70   2,181.70
              Fixed Rate               14.000%       2001      2006      463.20     463.20
              Fixed Rate               15.250%       2001      2006      230.10     230.10
              Fixed Rate               15.250%       2001      2006    2,457.90   2,457.90
              Fixed Rate               14.125%       2001      2006    1,977.48   1,977.48
              Fixed Rate               14.250%       2001      2004      454.30     454.30
              Fixed Rate               15.500%       2001      2006      581.60     581.60
              Fixed Rate               16.250%       2001      2006    2,269.10   2,269.10
              Fixed Rate               13.750%       2001      2005    1,524.80   1,524.80
              Fixed Rate               13.875%       2001      2005    2,037.90   2,037.90
              Fixed Rate               12.750%       2002      2005    2,540.70   2,540.70
              Fixed Rate               13.500%       2002      2005    5,140.10   5,140.10
              Fixed Rate               13.000%       2002      2007      155.20     155.20
              Fixed Rate               13.000%       2002      2007    4,911.50   4,911.50
              Fixed Rate               11.000%       2002      2007      477.90     477.90
              Fixed Rate               13.000%       2002      2005    2,146.30   2,146.30
              Fixed Rate               14.000%       2002      2006      896.40     896.40
         TEIs                                                         18,507.80  18,507.80
                                                                      ---------  ---------
              Fixed Rate               18.9000%      1998      2003      500.00     500.00
              Fixed Rate               18.0000%      1998      2003    1,018.50   1,018.50
              Fixed Rate               20.0000%      1998      2003      200.00     200.00
              Fixed Rate               14.5125%      1998      2003      370.20     370.20
              Fixed Rate               14.0000%      1999      2004      500.00     500.00
              Fixed Rate               12.6000%      1999      2004      211.90     211.90
              Fixed Rate               12.8250%      1999      2004        1.00       1.00
              Fixed Rate               12.8250%      1999      2004       10.00      10.00
              Fixed Rate               13.7500%      2000      2005      100.00     100.00
              Fixed Rate               13.5000%      2000      2005      200.00     200.00
              Fixed Rate               12.1500%      2000      2005       10.00      10.00
              Fixed Rate               12.1500%      2000      2005       30.00      30.00
              Fixed Rate               12.7500%      2000      2005      200.00     200.00
              Fixed Rate               13.5000%      2000      2005      100.00     100.00
              Fixed Rate               12.1500%      2000      2005       30.00      30.00
              Fixed Rate               13.8750%      2000      2005      200.00     200.00
              Fixed Rate               12.4875%      2000      2005       18.00      18.00
              Fixed Rate               15.0750%      2000      2005      223.40     223.40
              Fixed Rate               16.7500%      2000      2005      500.00     500.00
              Fixed Rate               14.2875%      2001      2006       24.60      24.60
              Fixed Rate               15.8750%      2001      2006      200.00     200.00
              Fixed Rate               15.0000%      2001      2006      200.00     200.00
              Fixed Rate               13.5000%      2001      2006       45.00      45.00
              Fixed Rate               14.5000%      2001      2006      600.00     600.00
              Fixed Rate               13.0500%      2001      2006      150.70     150.70

                            AS OF DECEMBER 31, 2002
                              (IN MILLION PESOS)

                                                                                 OUTSTANDING
                                       INTEREST                                     AS OF
                                         RATE        YEAR    YEAR OF   ORIGINAL  DECEMBER 31,
            INTEREST RATE BASIS       (PER ANNUM) CONTRACTED MATURITY   AMOUNT       2002
            -------------------       ----------- ---------- -------- ---------- ------------
              Fixed Rate               12.6000%      2001      2006        19.50       19.50
              Fixed Rate               15.2500%      2001      2006       800.00      800.00
              Fixed Rate               13.7250%      2001      2006       100.40      100.40
              Fixed Rate               13.7250%      2001      2006       194.10      194.10
              Fixed Rate               15.2500%      2001      2006       200.00      200.00
              Fixed Rate               15.5000%      2001      2006       400.00      400.00
              Fixed Rate               13.9500%      2001      2006        75.80       75.80
              Fixed Rate               16.2500%      2001      2006       500.00      500.00
              Fixed Rate               14.6250%      2001      2006       203.60      203.60
              Fixed Rate               14.1250%      2001      2004       468.00      468.00
              Fixed Rate               12.7125%      2001      2004        19.50       19.50
              Fixed Rate               14.2500%      2001      2004       200.00      200.00
              Fixed Rate               12.8250%      2001      2004        94.10       94.10
              Fixed Rate               14.2500%      2001      2004       200.00      200.00
              Fixed Rate               13.7500%      2001      2005       200.00      200.00
              Fixed Rate               12.3750%      2001      2005       246.90      246.90
              Fixed Rate               12.4875%      2001      2005        41.70       41.70
              Fixed Rate               13.8750%      2001      2005       200.00      200.00
              Fixed Rate               12.375%       2001      2005       235.50      235.50
              Fixed Rate               11.475%       2002      2005       248.00      248.00
              Fixed Rate               12.4875%      2002      2005       400.00      400.00
              Fixed Rate               12.150%       2002      2005       554.70      554.70
              Fixed Rate               13.500%       2002      2005       518.40      518.40
              Fixed Rate               11.700%       2002      2007       719.50      719.50
              Fixed Rate               13.000%       2002      2007       200.00      200.00
              Fixed Rate               11.700%       2002      2007       533.40      533.40
              Fixed Rate               11.000%       2002      2007     2,309.20    2,309.20
              Fixed Rate                9.900%       2002      2007       108.50      108.50
              Fixed Rate               11.700%       2002      2005       318.40      318.40
              Fixed Rate               13.000%       2002      2005     1,185.00    1,185.00
              Fixed Rate               14.000%       2002      2006     1,370.30    1,370.30
      Small Denominated T/Bonds                                        30,260.24   30,260.24
                                                                      ----------  ----------
              Fixed Rate               13.6250%      1999      2004    30,260.24   30,260.24
      Progress Bonds                                                    8,000.00    8,000.00
                                                                      ----------  ----------
              Fixed Rate               13.875%       2000      2005     8,000.00    8,000.00
      7 Yr FXTB                                                       147,447.10  147,447.10
                                                                      ----------  ----------
         ADAPS                                                         75,499.00   75,499.00
                                                                      ----------  ----------
              Fixed Rate               15.500%       1996      2003     3,000.00    3,000.00
              Fixed Rate               15.375%       1996      2003     3,000.00    3,000.00
              Fixed Rate               15.375%       1996      2003     3,000.00    3,000.00
              Fixed Rate               15.375%       1996      2003     4,000.00    4,000.00
              Fixed Rate               15.750%       1996      2003     2,585.00    2,585.00
              Fixed Rate               14.875%       1996      2003     2,000.00    2,000.00
              Fixed Rate               14.000%       1996      2003     2,000.00    2,000.00
              Fixed Rate               13.500%       1997      2004     3,340.00    3,340.00
              Fixed Rate               20.875%       1997      2004     1,987.00    1,987.00
              Fixed Rate               20.500%       1998      2005     1,887.00    1,887.00
              Fixed Rate               20.000%       1998      2005     1,164.00    1,164.00
              Fixed Rate               18.375%       1998      2005     2,500.00    2,500.00
              Fixed Rate               16.500%       1999      2006     1,805.00    1,805.00
              Fixed Rate               14.000%       1999      2006       750.00      750.00
              Fixed Rate               14.000%       1999      2006        21.00       21.00

                            AS OF DECEMBER 31, 2002
                              (IN MILLION PESOS)

                                                                                OUTSTANDING
                                       INTEREST                                    AS OF
                                         RATE        YEAR    YEAR OF  ORIGINAL  DECEMBER 31,
     INTEREST RATE BASIS              (PER ANNUM) CONTRACTED MATURITY  AMOUNT       2002
     -------------------              ----------- ---------- -------- --------- ------------
              Fixed Rate                15.000%      1999      2006    2,000.00   2,000.00
              Fixed Rate                14.750%      1999      2006    2,000.00   2,000.00
              Fixed Rate                14.625%      1999      2006    2,000.00   2,000.00
              Fixed Rate                14.500%      1999      2006    2,000.00   2,000.00
              Fixed Rate                14.500%      2000      2007    2,775.00   2,775.00
              Fixed Rate                14.250%      2000      2007    3,000.00   3,000.00
              Fixed Rate                14.000%      2000      2007    3,000.00   3,000.00
              Fixed Rate                13.375%      2000      2007    3,000.00   3,000.00
              Fixed Rate                13.875%      2000      2007    1,250.00   1,250.00
              Fixed Rate                13.500%      2000      2007    3,000.00   3,000.00
              Fixed Rate                14.000%      2000      2007    1,165.00   1,165.00
              Fixed Rate                14.250%      2000      2007    1,640.00   1,640.00
              Fixed Rate                14.250%      2000      2007    2,116.00   2,116.00
              Fixed Rate                14.500%      2000      2007    1,020.00   1,020.00
              Fixed Rate                17.250%      2000      2007    1,039.00   1,039.00
              Fixed Rate                16.000%      2001      2008    3,000.00   3,000.00
              Fixed Rate                15.625%      2001      2008    3,000.00   3,000.00
              Fixed Rate                13.500%      2001      2004    2,000.00   2,000.00
              Fixed Rate                13.500%      2001      2004    1,000.00   1,000.00
              Fixed Rate                15.000%      2001      2006    2,000.00   2,000.00
              Fixed Rate                14.000%      2002      2006      455.00     455.00
         TAP                                                          11,680.00  11,680.00
                                                                      ---------  ---------
              Fixed Rate                14.000%      1996      2003    1,000.00   1,000.00
              Fixed Rate                13.500%      1997      2004    3,180.00   3,180.00
              Fixed Rate                20.500%      1998      2005    1,200.00   1,200.00
              Fixed Rate                18.375%      1998      2005    2,100.00   2,100.00
              Fixed Rate                16.000%      2001      2008    2,200.00   2,200.00
              Fixed Rate                15.625%      2001      2008    2,000.00   2,000.00
         GOCCs                                                        37,803.70  37,803.70
                                                                      ---------  ---------
              Fixed Rate                15.500%      1996      2003    5,513.70   5,513.70
              Fixed Rate                15.375%      1996      2003      193.00     193.00
              Fixed Rate                15.375%      1996      2003    1,884.10   1,884.10
              Fixed Rate                15.750%      1996      2003       98.60      98.60
              Fixed Rate                14.175%      1996      2003    1,000.00   1,000.00
              Fixed Rate                14.875%      1996      2003        0.80       0.80
              Fixed Rate                14.000%      1996      2003        6.40       6.40
              Fixed Rate                20.875%      1997      2004       65.00      65.00
              Fixed Rate                16.500%      1999      2006    1,446.70   1,446.70
              Fixed Rate                15.000%      1999      2006       13.20      13.20
              Fixed Rate                14.750%      1999      2006        1.00       1.00
              Fixed Rate                14.625%      1999      2006    1,958.80   1,958.80
              Fixed Rate                14.500%      1999      2006      867.70     867.70
              Fixed Rate                14.500%      2000      2007    3,091.00   3,091.00
              Fixed Rate                14.250%      2000      2007      379.40     379.40
              Fixed Rate                14.000%      2000      2007      552.70     552.70
              Fixed Rate                13.875%      2000      2007    1,047.60   1,047.60
              Fixed Rate                13.500%      2000      2007       10.60      10.60
              Fixed Rate                14.000%      2000      2007       37.00      37.00
              Fixed Rate                14.250%      2000      2007       10.50      10.50
              Fixed Rate                14.250%      2000      2007       99.90      99.90
              Fixed Rate                14.500%      2000      2007      573.20     573.20
              Fixed Rate                17.250%      2000      2007    3,043.70   3,043.70
              Fixed Rate                16.000%      2001      2008    2,514.30   2,514.30

                            AS OF DECEMBER 31, 2002
                              (IN MILLION PESOS)

                                                                                 OUTSTANDING
                                       INTEREST                                     AS OF
                                         RATE        YEAR    YEAR OF   ORIGINAL  DECEMBER 31,
     INTEREST RATE BASIS              (PER ANNUM) CONTRACTED MATURITY   AMOUNT       2002
     -------------------              ----------- ---------- -------- ---------- ------------
              Fixed Rate               15.625%       2001      2008     8,319.10    8,319.10
              Fixed Rate               16.000%       2001      2008       509.00      509.00
              Fixed Rate               13.500%       2001      2004       403.10      403.10
              Fixed Rate               15.000%       2001      2006     1,953.40    1,953.40
              Fixed Rate               14.000%       2002      2006     2,210.20    2,210.20
         TEIs                                                          22,464.40   22,464.40
                                                                      ----------  ----------
              Fixed Rate               13.8375%      1996      2003     8,000.00    8,000.00
              Fixed Rate               14.175%       1996      2003     1,201.00    1,201.00
              Fixed Rate               12.150%       1997      2004       100.00      100.00
              Fixed Rate               18.7875%      1997      2004     2,800.00    2,800.00
              Fixed Rate               18.000%       1998      2005       200.00      200.00
              Fixed Rate               16.5375%      1998      2005        50.00       50.00
              Fixed Rate               14.850%       1999      2006       116.10      116.10
              Fixed Rate               12.600%       1999      2006         1.20        1.20
              Fixed Rate               14.000%       1999      2006       500.00      500.00
              Fixed Rate               13.500%       1999      2006       158.00      158.00
              Fixed Rate               15.000%       1999      2006       200.00      200.00
              Fixed Rate               14.625%       1999      2006       200.00      200.00
              Fixed Rate               13.1625%      1999      2006         2.30        2.30
              Fixed Rate               13.050%       1999      2006         8.00        8.00
              Fixed Rate               14.500%       2000      2007       200.00      200.00
              Fixed Rate               13.050%       2000      2007         7.00        7.00
              Fixed Rate               14.250%       2000      2007       200.00      200.00
              Fixed Rate               12.825%       2000      2007        15.00       15.00
              Fixed Rate               14.000%       2000      2007       200.00      200.00
              Fixed Rate               13.375%       2000      2007       500.00      500.00
              Fixed Rate               13.875%       2000      2007       500.00      500.00
              Fixed Rate               13.500%       2000      2007       300.00      300.00
              Fixed Rate               14.500%       2000      2007       200.00      200.00
              Fixed Rate               17.250%       2000      2007       200.00      200.00
              Fixed Rate               15.525%       2000      2007        75.10       75.10
              Fixed Rate               14.4000%      2001      2008       435.30      435.30
              Fixed Rate               16.000%       2001      2008     1,209.50    1,209.50
              Fixed Rate               15.625%       2001      2008       823.10      823.10
              Fixed Rate               14.0625%      2001      2008     1,121.60    1,121.60
              Fixed Rate               12.150%       2001      2004       142.30      142.30
              Fixed Rate               13.500%       2001      2004       900.00      900.00
              Fixed Rate               12.150%       2001      2004       137.80      137.80
              Fixed Rate               15.000%       2001      2006       200.00      200.00
              Fixed Rate               13.500%       2001      2006       911.80      911.80
              Fixed Rate               12.600%       2002      2006       149.30      149.30
              Fixed Rate               14.000%       2002      2006       500.00      500.00
      10 Yr FXTB                                                      118,769.45  117,769.45
                                                                      ----------  ----------
         ADAPS                                                         69,407.00   69,407.00
                                                                      ----------  ----------
              Fixed Rate               16.000%       1996      2006     2,000.00    2,000.00
              Fixed Rate               14.125%       1997      2007     5,000.00    5,000.00
              Fixed Rate               13.875%       1997      2007     3,500.00    3,500.00
              Fixed Rate               22.875%       1997      2007     1,759.00    1,759.00
              Fixed Rate               19.000%       1998      2008     2,000.00    2,000.00
              Fixed Rate               20.000%       1998      2008       446.00      446.00
              Fixed Rate               18.000%       1998      2008     3,000.00    3,000.00
              Fixed Rate               16.500%       1999      2009     3,000.00    3,000.00
              Fixed Rate               14.625%       1999      2009     1,550.00    1,550.00

                            AS OF DECEMBER 31, 2002
                              (IN MILLION PESOS)

                                                                                OUTSTANDING
                                       INTEREST                                    AS OF
                                         RATE        YEAR    YEAR OF  ORIGINAL  December 31,
     INTEREST RATE BASIS              (PER ANNUM) CONTRACTED MATURITY  AMOUNT       2002
     -------------------              ----------- ---------- -------- --------- ------------
              Fixed Rate                15.000%      1999      2009    1,578.00   1,578.00
              Fixed Rate                15.500%      1999      2009    2,000.00   2,000.00
              Fixed Rate                15.125%      1999      2009    2,000.00   2,000.00
              Fixed Rate                15.000%      1999      2009    2,000.00   2,000.00
              Fixed Rate                14.875%      1999      2009    2,000.00   2,000.00
              Fixed Rate                14.750%      2000      2010    3,000.00   3,000.00
              Fixed Rate                14.625%      2000      2010    3,000.00   3,000.00
              Fixed Rate                13.875%      2000      2010    3,000.00   3,000.00
              Fixed Rate                13.875%      2000      2010    2,563.00   2,563.00
              Fixed Rate                14.250%      2000      2010    1,430.00   1,430.00
              Fixed Rate                14.125%      2000      2010    3,000.00   3,000.00
              Fixed Rate                14.500%      2000      2010    2,918.00   2,918.00
              Fixed Rate                14.625%      2000      2010    1,825.00   1,825.00
              Fixed Rate                14.625%      2000      2010    3,000.00   3,000.00
              Fixed Rate                17.500%      2000      2010    1,750.00   1,750.00
              Fixed Rate                17.500%      2001      2011    2,195.00   2,195.00
              Fixed Rate                16.500%      2001      2011    2,893.00   2,893.00
              Fixed Rate                13.000%      2002      2012    3,000.00   3,000.00
              Fixed Rate                13.000%      2002      2012    2,000.00   2,000.00
              Fixed Rate                12.125%      2002      2012    2,000.00   2,000.00
         TAP                                                          18,390.00  18,390.00
                                                                      ---------  ---------
              Fixed Rate                16.000%      1996      2006      500.00     500.00
              Fixed Rate                21.000%      1997      2007       40.00      40.00
              Fixed Rate                19.000%      1998      2008    3,800.00   3,800.00
              Fixed Rate                17.800%      1998      2008    1,000.00   1,000.00
              Fixed Rate                18.000%      1998      2008    1,100.00   1,100.00
              Fixed Rate                16.500%      1999      2009    2,150.00   2,150.00
              Fixed Rate                14.625%      1999      2009      400.00     400.00
              Fixed Rate                15.500%      1999      2009    1,650.00   1,650.00
              Fixed Rate                15.000%      1999      2009      600.00     600.00
              Fixed Rate                14.750%      2000      2010      500.00     500.00
              Fixed Rate                14.625%      2000      2010    1,450.00   1,450.00
              Fixed Rate                17.500%      2000      2010    1,200.00   1,200.00
              Fixed Rate                17.500%      2001      2011    1,000.00   1,000.00
              Fixed Rate                13.000%      2002      2012    3,000.00   3,000.00
         GOCCs                                                        17,163.75  17,163.75
                                                                      ---------  ---------
              Fixed Rate                16.000%      1996      2006    1,792.64   1,792.64
              Fixed Rate                14.400%      1996      2006    1,000.00   1,000.00
              Fixed Rate                12.840%      1997      2007        4.71       4.71
              Fixed Rate                14.125%      1997      2007       30.20      30.20
              Fixed Rate                22.875%      1997      2007    1,784.80   1,784.80
              Fixed Rate                20.000%      1998      2008      163.00     163.00
              Fixed Rate                18.000%      1998      2008    1,387.50   1,387.50
              Fixed Rate                16.500%      1999      2009      183.10     183.10
              Fixed Rate                15.500%      1999      2009      189.80     189.80
              Fixed Rate                15.125%      1999      2009    3,302.50   3,302.50
              Fixed Rate                15.000%      1999      2009    4,909.10   4,909.10
              Fixed Rate                14.875%      1999      2009      162.70     162.70
              Fixed Rate                14.750%      2000      2010      756.10     756.10
              Fixed Rate                14.625%      2000      2010      231.40     231.40
              Fixed Rate                13.875%      2000      2010      181.50     181.50
              Fixed Rate                13.875%      2000      2010       94.20      94.20
              Fixed Rate                14.250%      2000      2010        4.90       4.90

                            AS OF DECEMBER 31, 2002
                              (IN MILLION PESOS)

                                                                                OUTSTANDING
                                       INTEREST                                    AS OF
                                         RATE        YEAR    YEAR OF  ORIGINAL  December 31,
     INTEREST RATE BASIS              (PER ANNUM) CONTRACTED MATURITY  AMOUNT       2002
     -------------------              ----------- ---------- -------- --------- ------------
              Fixed Rate                14.125%      2000      2010      355.50     355.50
              Fixed Rate                14.500%      2000      2010       48.10      48.10
              Fixed Rate                14.625%      2000      2010        5.50       5.50
              Fixed Rate                14.625%      2000      2010      197.40     197.40
              Fixed Rate                17.500%      2000      2010        1.10       1.10
              Fixed Rate                17.500%      2001      2011       45.30      45.30
              Fixed Rate                16.500%      2001      2011      301.70     301.70
              Fixed Rate                13.000%      2002      2012       31.00      31.00
         TEIs                                                         13,808.70  12,808.70
                                                                      ---------  ---------
              Fixed Rate               14.4000%      1996      2006    5,801.50   4,801.50
              Fixed Rate               20.5875%      1997      2007    3,900.00   3,900.00
              Fixed Rate               18.0000%      1998      2008      200.00     200.00
              Fixed Rate                16.200%      1998      2008       58.50      58.50
              Fixed Rate                16.500%      1999      2009      500.00     500.00
              Fixed Rate                15.000%      1998      2008      100.00     100.00
              Fixed Rate                15.500%      1998      2008      100.00     100.00
              Fixed Rate                15.000%      1998      2008      200.00     200.00
              Fixed Rate                14.625%      2000      2010      200.00     200.00
              Fixed Rate                14.250%      2000      2010      200.00     200.00
              Fixed Rate                14.125%      2000      2010      200.00     200.00
              Fixed Rate                14.625%      2000      2010      200.00     200.00
              Fixed Rate                17.500%      2000      2010      200.00     200.00
              Fixed Rate                17.500%      2001      2011      744.70     744.70
              Fixed Rate                15.750%      2001      2011        4.50       4.50
              Fixed Rate                16.500%      2001      2011      700.00     700.00
              Fixed Rate                14.800%      2001      2011      300.40     300.40
              Fixed Rate                11.700%      2002      2012      181.70     181.70
              Fixed Rate                11.700%      2002      2012       17.40      17.40
      20 Yrs XTB                                                      18,000.36  18,000.36
                                                                      ---------  ---------
         ADAPS                                                         7,000.00   7,000.00
                                                                      ---------  ---------
              Fixed Rate                14.375%      1997      2017    2,000.00   2,000.00
              Fixed Rate                15.000%      2002      2022    4,000.00   4,000.00
              Fixed Rate                12.750%      2002      2022    1,000.00   1,000.00
         TAP                                                           3,804.90   3,804.90
                                                                      ---------  ---------
              Fixed Rate                14.375%      1997      2017    3,804.90   3,804.90
         GOCCs                                                         7,160.46   7,160.46
                                                                      ---------  ---------
              Fixed Rate                14.375%      1997      2017    4,020.10   4,020.10
              Fixed Rate                12.840%      1998      2018        9.97       9.97
              Fixed Rate                12.840%      1998      2018        0.48       0.48
              Fixed Rate                12.840%      1999      2019        4.97       4.97
              Fixed Rate                12.840%      1999      2019        0.48       0.48
              Fixed Rate                12.840%      1999      2019        0.05       0.05
              Fixed Rate                12.840%      1999      2019        1.02       1.02
              Fixed Rate                12.840%      2000      2020        2.20       2.20
              Fixed Rate                12.840%      2001      2021        2.42       2.42
              Fixed Rate                12.840%      2002      2022        2.67       2.67
              Fixed Rate                15.000%      2002      2022    3,116.10   3,116.10
         TEI                                                              35.00      35.00
                                                                      ---------  ---------
              Fixed Rate                13.500%      2002      2022       35.00      35.00
      25 Yr FXTB                                                       8,202.10   8,202.10
                                                                      ---------  ---------
         ADAPS                                                         5,286.00   5,286.00
                                                                      ---------  ---------
              Fixed Rate                18.250%      2000      2025    5,286.00   5,286.00

                            AS OF DECEMBER 31, 2002
                              (IN MILLION PESOS)

                                                                                     OUTSTANDING
                                          INTEREST                                      AS OF
                                            RATE          YEAR    YEAR OF  ORIGINAL  December 31,
             INTEREST RATE BASIS         (PER ANNUM)   CONTRACTED MATURITY  AMOUNT       2002
             -------------------         -----------   ---------- -------- --------- ------------
         TAP                                                                2,320.00   2,320.00
                                                                           ---------  ---------
              Fixed Rate                   18.250%        2000      2025    2,320.00   2,320.00
         GOCCs                                                                 96.10      96.10
                                                                           ---------  ---------
              Fixed Rate                   18.250%        2000      2025       96.10      96.10
         TEIs                                                                 500.00     500.00
                                                                           ---------  ---------
              Fixed Rate                   18.250%        2000      2025      500.00     500.00
      10 Yr Special Purpose T/Bonds for CARP                                9,157.62   9,157.62
                                                                           ---------  ---------
         ADAPS                                                              5,988.00   5,988.00
                                                                           ---------  ---------
              Fixed Rate                   15.500%        2001      2011    3,173.00   3,173.00
              Fixed Rate                   14.000%        2002      2012    2,815.00   2,815.00
         TAP
              Fixed Rate                   15.500%        2001      2011    2,769.62   2,769.62
         TEIs
              Fixed Rate                   15.500%        2001      2011      400.00     400.00
  E. ZERO COUPON PEACE BOND                                                35,000.00  35,000.00
                                                                           ---------  ---------
                                                          2001      2011   35,000.00  35,000.00
  F. FIXED RATE PESO NOTES (CURR SWAP)                                     11,810.00  11,810.00
                                                                           ---------  ---------
      3 Yr                                                                  6,330.00   6,330.00
                                                                           ---------  ---------
              Fixed Rate
      5 Yr                                 14.000%        2001      2004    6,330.00   6,330.00
                                                                           ---------  ---------
              Fixed Rate                                                    5,480.00   5,480.00
                                                                           ---------  ---------
                                           14.250%        2001      2006    5,480.00   5,480.00
  G. US DOLLAR Linked PHp. Peso Notes (DLPNs) /(2)/                        12,000.00  12,080.50
                                                                           ---------  ---------
      2 Yr                                                                  3,500.00   3,571.63
                                                                           ---------  ---------
              Fixed Rate                   8.5625%        2001      2003    3,500.00   3,571.63
      3 Yr                                                                  8,500.00   8,508.86
                                                                           ---------  ---------
              Fixed Rate                  10.4375%        2001      2004    3,500.00   3,567.17
              Fixed Rate                   7.5625%        2002      2005    5,000.00   4,941.69
                                                                           ---------  ---------
  H. FIXED RATE PROMISSORY NOTES                                           11,520.00  11,520.00
                                                                           ---------  ---------
      3 Yr
              Fixed Rate                    8.125%        2002      2005    6,230.00   6,230.00
      5 Yr
              Fixed Rate                    9.625%        2002      2007    5,290.00   5,290.00
I. FIXED TERM DEPOSIT                      Various        2002      2003      305.08     305.08
II. CONTINGENT OBLIGATIONS                                                 18,140.70  18,803.37
                                                                           ---------  ---------
  A. NPC Bonds                                                                140.70     140.70
                                                                           ---------  ---------
              Fixed Rate                    8.500%        1978      2003       20.00      20.00
              Fixed Rate                    8.500%        1978      2003       20.00      20.00
              Fixed Rate                    8.500%        1978      2003       20.00      20.00
              Fixed Rate                    8.500%        1978      2003       20.00      20.00
              Fixed Rate                    8.500%        1978      2003       20.00      20.00
              Fixed Rate                    8.500%        1978      2003       20.00      20.00
              Fixed Rate                    8.500%        1978      2003       10.00      10.00
              Fixed Rate                    8.500%        1978      2003       10.70      10.70
  B. Land Bank Bonds                                                                     662.67
                                                                                      ---------
              Fixed Rate                    6.000%                                       662.67

                            AS OF DECEMBER 31, 2002
                              (IN MILLION PESOS)

                                                                               OUTSTANDING
                                       INTEREST                                   AS OF
                                         RATE        YEAR    YEAR OF  ORIGINAL December 31,
             INTEREST RATE BASIS      (PER ANNUM) CONTRACTED MATURITY  AMOUNT      2002
             -------------------      ----------- ---------- -------- -------- ------------
  C. NDC Agri-Agra (ERAP Bonds)                                       7,000.00   7,000.00
                                                                      --------   --------
              Fixed Rate                7.875%       1999      2004   5,000.00   5,000.00
              Fixed Rate                6.875%       2002      2009   2,000.00   2,000.00
  D. PAG-IBIG Housing Bonds Bond                                      4,000.00   4,000.00
              Fixed Rate                8.250%       2000      2005   4,000.00   4,000.00
  E. HGC ZERO COUPON BOND                                             7,000.00   7,000.00
                                                                      --------   --------
         ADAPs                                       2002      2007   5,000.00   5,000.00
         TAP                                         2002      2007   2,000.00   2,000.00

--------
(1) Excludes external securities of the Republic

(2) Based on reference rate of (Peso)/$ of (Peso)53.05 as of December 27, 2002

                     GOVERNMENT GUARANTEED CORPORATE BONDS
                            As of December 31, 2001
                                 (IN MILLIONS)

                                                                                            Outstanding Balance
                                                                                                   as of
                                   Interest Rate/Spread    Year    Year of  Original Amount  December 31, 2001
  Interest Rate Basis                  (Per annum)      Contracted Maturity   (In Pesos)        (In Pesos)
  -------------------              -------------------- ---------- -------- --------------- -------------------
National Power Corporation
 Bonds
 Fixed Rate                                8.500%          1978      2003          20.00             20.00
 Fixed Rate                                8.500%          1978      2003          20.00             20.00
 Fixed Rate                                8.500%          1978      2003          20.00             20.00
 Fixed Rate                                8.500%          1978      2003          20.00             20.00
 Fixed Rate                                8.500%          1978      2003          20.00             20.00
 Fixed Rate                                8.500%          1978      2003          20.00             20.00
 Fixed Rate                                8.500%          1978      2003          10.00             10.00
 Fixed Rate                                8.500%          1978      2003          10.70             10.70
                                                                               ---------         ---------
       Total NPC Bonds                                                            140.70            140.70
                                                                               ---------         ---------
MWSS Angat Bonds
 91-Day Treasury Bill Rate                 0.000%*         1992      2002         230.00             17.71
                                                                               ---------         ---------
       Total MWSS Angat
          Bonds                                                                   230.00             17.71
                                                                               ---------         ---------
NDC Agri-Agra (Erap Bonds)
 Fixed Rate                                7.875%          1999      2004       5,000.00          5,000.00
                                                                               ---------         ---------
       Total Erap Bonds                                                         5,000.00          5,000.00
                                                                               ---------         ---------
HDMF Bonds (PAG-IBIG)
 Fixed Rate                                8.250%          2000      2005       4,000.00          4,000.00
                                                                               ---------         ---------
       Total HDMF Bonds                                                         4,000.00          4,000.00
                                                                               ---------         ---------
Land Bank Bonds
 Fixed Rate                                6.000%                                                   807.75
                                                                               ---------         ---------
       Total LBP Bonds                                                                              807.75
                                                                               ---------         ---------
NPC Negotiated T/Bills
 Fixed Rate                               13.062%          2001      2002      11,000.00         11,000.00
                                                                               ---------         ---------
       Total NP Negotiated
        T/Bills                                                                11,000.00         11,000.00
                                                                               ---------         ---------
       Grand Total Contingent
        Obligations                                                            20,370.70         20,966.16
                                                                               =========         =========

--------
Source:  Bureau of the Treasury, Department of Finance.

          DOMESTIC DEBT OF THE REPUBLIC (OTHER THAN SECURITIES) /(1)/
                            AS OF DECEMBER 31, 2002
                                  IN MILLIONS

                                                                  ORIGINAL AMOUNT   OUTSTANDING BALANCE
                                                                    CONTRACTED      AS OF December 31, 2002
                                                                ------------------- -----------------------
                           INTEREST                                IN        IN        IN          IN
                             RATE      YEAR     YEAR OF         ORIGINAL PHILIPPINE ORIGINAL   PHILIPPINE
      INTEREST RATE BASIS   SPREAD  CONTRACTED  MATURITY   CURR   CURR   PESO /(2)/   CURR     PESO /(2)/
      -------------------- -------- ---------- ----------- ---- -------- ---------- --------   ----------
TOTAL                                                                      62,061                23,860
                                                                           ------                ------
      DIRECT LOANS                                                            216                15,609
                                                                           ------                ------
       AGENCIES                                                               216                15,609
                                                                           ------                ------
        UNITED STATES DOLLARS                                                                         4
                                                                                                 ------
         LIBOR 6 MOS.       0.8125%    1986           2003 USD       4        216         0           4
        PHILIPPINE PESOS                                                        0    15,605      15,605
         INTEREST FREE      0.0000%    1953                PHP                           79          79
         INTEREST FREE      0.0000%    1953                PHP                           48          48
         INTEREST FREE      0.0000%    1953                PHP                           29          29
         INTEREST FREE      0.0000%    1953                PHP                        6,821       6,821
         INTEREST FREE      0.0000%    1945                PHP                        6,599       6,599
         INTEREST FREE      0.0000%    1945                PHP                        1,686       1,686
         INTEREST FREE      0.0000%    1945                PHP                           21          21
         INTEREST FREE      0.0000%    1960                PHP                          217         217
         INTEREST FREE      0.0000%    1985                PHP                           64          64
         INTEREST FREE      0.0000%    1993                PHP                           28          28
         INTEREST FREE      0.0000%    1989                PHP                           14          14
      ASSUMED LOANS (REAL)                                                 61,845                 8,251
                                                                           ------                ------
        PHILIPPINE PESOS                                         2,297      2,297     2,297       2,297
                                                                 -----     ------    ------      ------
         INTEREST FREE        0.00%    1986    Upon Demand PHP      63         63        63          63
         INTEREST FREE        0.00%    1986    Upon Demand PHP     134        134       134         134
         INTEREST FREE        0.00%    1986    Upon Demand PHP     120        120       120         120
         INTEREST FREE        0.00%    1986    Upon Demand PHP      72         72        72          72
         INTEREST FREE        0.00%    1986    Upon Demand PHP      50         50        50          50
         INTEREST FREE        0.00%    1986    Upon Demand PHP     200        200       200         200
         INTEREST FREE        0.00%    1986    Upon Demand PHP       1          1         1           1
         INTEREST FREE        0.00%    1986    Upon Demand PHP      66         66        66          66
         INTEREST FREE        0.00%    1986    Upon Demand PHP       3          3         3           3
         INTEREST FREE        0.00%    1986    Upon Demand PHP       3          3         3           3
         INTEREST FREE        0.00%    1986    Upon Demand PHP       4          4         4           4
         INTEREST FREE        0.00%    1986    Upon Demand PHP       8          8         8           8
         INTEREST FREE        0.00%    1986    Upon Demand PHP       1          1         1           1
         INTEREST FREE        0.00%    1986    Upon Demand PHP       1          1         1           1
         INTEREST FREE        0.00%    1986    Upon Demand PHP       9          9         9           9
         INTEREST FREE        0.00%    1986    Upon Demand PHP      84         84        84          84
         INTEREST FREE        0.00%    1986    Upon Demand PHP       3          3         3           3
         INTEREST FREE        0.00%    1986    Upon Demand PHP       6          6         6           6
         INTEREST FREE        0.00%    1986    Upon Demand PHP       1          1         1           1
         INTEREST FREE        0.00%    1986    Upon Demand PHP     261        261       261         261
         INTEREST FREE        0.00%    1986    Upon Demand PHP     913        913       913         913
         INTEREST FREE        0.00%    1986    Upon Demand PHP       6          6         6           6
         INTEREST FREE        0.00%    1986    Upon Demand PHP      54         54        54          54
         INTEREST FREE        0.00%    1986    Upon Demand PHP     229        229       229         229

    GUARANTEED DOMESTIC DEBT OF THE REPUBLIC (OTHER THAN SECURITIES) /(1)/
                            AS OF DECEMBER 31, 2002
                                  IN MILLIONS

                                                                      ORIGINAL AMOUNT   OUTSTANDING BALANCE
                                                                        CONTRACTED      AS OF 31 DECEMBER 2002
                                                                    ------------------- ----------------------
                                    INTEREST                           IN        IN        IN          IN
                     INTEREST RATE    RATE      YEAR     YEAR OF    ORIGINAL PHILIPPINE ORIGINAL   PHILIPPINE
                         BASIS       SPREAD  CONTRACTED  MATURITY     CURR   PESO /(2)/   CURR     PESO /(2)/
                     -------------- -------- ---------- ----------- -------- ---------- --------   ----------
T O T AL                                                                       2,358                 2,261
                                                                               -----                 -----
A. NATIONAL GOVERNMENT DIRECT GUARANTEE                                        2,078       39        2,078
                                                                               -----                 -----
    US DOLLARS       LIBOR 6 MOS.    0.8125%    1986           2007    39      2,078       39        2,078
B. GFI GUARANTEE ASSUMED BY THE GOVERNMENT PER PROC. 50.              280        280      183          183
                                                                               -----      ---        -----
    PHILIPPINE PESOS
                     INTEREST FREE   0.0000%    1986    Upon Demand     7          7        7            7
                     INTEREST FREE   0.0000%    1986    Upon Demand    30         30       30           30
                     91 DAY T/BILL   0.0000%    1986           2007    12         12       12           12
                     92 DAY T/BILL   0.0000%    1986           2007    17         17       17           17
                     93 DAY T/BILL   0.0000%    1986           2007    35         35       15           15
                     94 DAY T/BILL   0.0000%    1986           2007     7          7        7            7
                     95 DAY T/BILL   0.0000%    1986           2007     6          6        6            6
                     96 DAY T/BILL   0.0000%    1986           2007     5          5        5            5
                     97 DAY T/BILL   0.0000%    1986           2007     3          3        3            3
                     98 DAY T/BILL   0.0000%    1986           2007     1          1        1            1
                     99 DAY T/BILL   0.0000%    1986           2007    18         18        5            5
                     100 DAY T/BILL  0.0000%    1986           2007    19         19       19           19
                     101 DAY T/BILL  0.0000%    1986           2007    32         32        1            1
                     102 DAY T/BILL  0.0000%    1986           2007    32         32        5            5
                     103 DAY T/BILL  0.0000%    1986           2007     8          8        3            3
                     104 DAY T/BILL  0.0000%    1986           2007    42         42       42           42
                     105 DAY T/BILL  0.0000%    1986           2007     4          4        4            4

--------
(1) Excludes securities issued by GOCCs
(2) FX rate used: BSP reference rate prevailing on December 27, 2002

                PRINCIPAL OFFICE OF NATIONAL POWER CORPORATION

                          National Power Corporation
                        Quezon Avenue corner, BIR Road
                             Diliman, Quezon City
                          Republic of the Philippines

                     GUARANTOR          PRINCIPAL OFFICE OF POWER
                                            SECTOR ASSETS AND
                                         LIABILITIES MANAGEMENT
                                               CORPORATION

                  Republic of the        Power Sector Assets and
                    Philippines                Liabilities
               Department of Finance     Management Corporation
              Office of the Secretary   2nd Floor, SGV II Building
               Department of Finance
                      Building          Ayala Avenue, Makati City
              Bangko Sentral Complex          Metro Manila
                      Manila                 Republic of the
                                               Philippines
                  Republic of the
                     Philippines

              FISCAL AGENT, PRINCIPAL     LUXEMBOURG PAYING AND
                   PAYING AGENT,
                TRANSFER AGENT AND           TRANSFER AGENT
                     REGISTRAR


                  Citibank, N.A.         Citibank International
                                         plc (Luxembourg Branch)
                5 Carmelite Street            58, Boulevard
                  London EC4Y OPA       Grande-Duchesse Charlotte
                  United Kingdom            L-1330 Luxembourg


                 LEGAL ADVISORS TO          LEGAL ADVISORS TO
                THE ISSUER AND THE            UNDERWRITERS
                     GUARANTOR

               as to Philippine law       as to Philippine law
               Department of Justice        Romulo, Mabanta,
                                           Buenaventura, Sayoc
                Padre Faura Street          & de Los Angeles
                      Malate            30th Floor, Citibank Tower
                      Manila               8741 Paseo de Roxas
                  Republic of the
                     Philippines               Makati City
                                             Republic of the
                                               Philippines

                  as to U.S. law             as to U.S. law
                   Allen & Overy          Davis Polk & Wardwell
             9th Floor, Three Exchange  18th Floor, The Hong Kong
                       Square                 Club Building
                      Central                3A Chater Road
                   Hong Kong SAR                 Central
                                              Hong Kong SAR

================================================================================


                                 $500,000,000


                          National Power Corporation

                            % Guaranteed Bonds due


          irrevocably and unconditionally guaranteed as to payment of principal, interest and additional amounts, if any, by the



                          Republic of the Philippines


[LOGO]                     [LOGO] PSALM                 [LOGO] REPUBLIC OF THE
                                 POWER SECTOR        PHILIPPINES
                             ASSETS & LIABILITIES
                            MANAGEMENT CORPORATION

                                  ----------

                                  PROSPECTUS


                               June      , 2003


                                  ----------

                                   Citigroup

================================================================================

                                    PART II

 (As required by Items (11), (13) and (14) of Schedule B of the Securities Act
                                   of 1933.)

Item 11.  Estimated Expenses

   It is estimated that the expenses in connection with the offer hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

                    SEC Registration Fee..........  $ 40,450
                    NASD Filing Fee...............  $ 30,500
                    Printing Costs................  $ 45,000
                    Legal Fees and Expenses.......  $300,000
                    Fiscal Agent Fees and Expenses  $ 26,000
                    Miscellaneous.................  $ 75,000
                                                   ---------
                     Total........................  $516,950

                                 UNDERTAKINGS

   The undersigned Registrants hereby undertake:

   (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Act");

      (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set out in this Registration Statement; and

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

   (2) that, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

   (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                      CONTENTS OF REGISTRATION STATEMENT

   This Registration Statement consists of:

   (1) Facing sheet.

   (2) Part I consisting of the Prospectus.

   (3) Part II consisting of pages numbered II-1 through II-8.

   (4) The following exhibits:

       A. Form of Fiscal Agency Agreement relating to the Bonds*

       B. Form of the Bonds (attached to the form of Fiscal Agency Agreement under Exhibit A above)*

       C. Form of Underwriting Agreement*

       D. Opinion of the General Counsel of National Power Corporation as to the legality of the Bonds*

       E. Opinion of the General Counsel of Power Sector Assets and Liabilities Management Corporation as to the legality of the Bonds*

       F. Opinion of the Secretary of the Department of Justice of the Republic of the Philippines as to the legality of the Guarantee*


       G. Opinion of Allen & Overy, U.S. counsel to National Power Corporation, Power Sector Assets and Liabilities Management Corporation and the Republic of the Philippines as to the legality of the Bonds


       H. Consent of the General Counsel of National Power Corporation (included in Exhibit D)*

       I. Consent of the General Counsel of Power Sector Assets and Liabilities Management Corporation (included in Exhibit E)*

       J. Consent of the Secretary of the Department of Justice, the Republic of the Philippines (included in Exhibit F)*

       K. Deed of Transfer from National Power Corporation to Power Sector Assets and Liabilities Management Corporation**

       L. Deed of Transfer from National Power Corporation to National Transmission Corporation**

*  To be filed by amendment.
** Incorporated by reference to Registration Statement No. 333-101021.

                    SIGNATURE OF NATIONAL POWER CORPORATION


   Pursuant to the requirements of the Securities Act of 1933, as amended, National Power Corporation has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Manila, Republic of the Philippines on the 13th day of June, 2003.


                                              NATIONAL POWER CORPORATION

                                              By: /s/  ROGELIO M. MURGA
                                                  -----------------------------
                                                  Name: Rogelio M. Murga*
                                                  Title: President and CEO, NPC



* Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

    SIGNATURE OF POWER SECTOR ASSETS AND LIABILITIES MANAGEMENT CORPORATION


   Pursuant to the requirements of the Securities Act of 1933, as amended, Power Sector Assets and Liabilities Management Corporation has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Manila, Republic of the Philippines on the 13th day of June, 2003.



                                              POWER SECTOR ASSETS AND
                                              LIABILITIESMANAGEMENT CORPORATION

                                              By: /s/  EDGARDO M. DEL FONSO
                                                  -----------------------------
                                                  Name: Edgardo M. del Fonso*
                                                  Title: President and CEO,
                                                         Power Sector Assets
                                                         and Liabilities
                                                         Management Corporation




* Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

                   SIGNATURE OF REPUBLIC OF THE PHILIPPINES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the Republic of the Philippines has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Manila, Republic of the Philippines on the 13th day of June, 2003.


                                              REPUBLIC OF THE PHILIPPINES

                                              By: /s/  JOSE ISIDRO N. CAMACHO
                                                  -----------------------------
                                                  Name: Jose Isidro N. Camacho*
                                                  Title: Secretary, Department
                                                    of Finance



* Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

     SIGNATURE OF AUTHORIZED REPRESENTATIVE OF NATIONAL POWER CORPORATION,
          POWER SECTOR ASSETS AND LIABILITIES MANAGEMENT CORPORATION
                        AND REPUBLIC OF THE PHILIPPINES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, a duly authorized representative in the United States for each of National Power Corporation, Power Sector Assets and Liabilities Management Corporation and the Republic of the Philippines has signed this Registration Statement or amendment thereto in the City of New York, New York on the 13th day of June, 2003.



                                              By: /s/  LINGLINGAY LACANLALE
                                                  -----------------------------
                                                  Name: Linglingay Lacanlale
                                                  Title: Consul General

                               AUDITOR'S CONSENT

   I hereby consent to the reference to our Commission in this Registration Statement of the National Power Corporation for the offering the Guaranteed Bonds described herein.

                                              COMMISSION ON AUDIT

                                              By: /s/  NORBERTO D. CABIBIHAN
                                                  -----------------------------
                                                  Name: Norberto D. Cabibihan
                                                  Title: State Auditor V
                                                    Corporate Auditor

                                   EXHIBITS


Exhibit                                                                                    Sequentially
Number                                       Exhibits                                      Numbered Page
------  ---------------------------------------------------------------------------------- -------------

  A.    Form of Fiscal Agency Agreement relating to the Bonds*

  B. Form of the Bonds (attached to the form of Fiscal Agency Agreement under Exhibit A above)*

  C.    Form of Underwriting Agreement*

  D.    Opinion of the General Counsel of National Power Corporation as to the legality of the Bonds*

  E.    Opinion of the General Counsel of Power Sector Assets and Liabilities Management
        Corporation as to the legality of the Bonds*

  F.    Opinion of the Secretary of the Department of Justice of the Republic of the
        Philippines as to the legality of the Guarantee*

  G.    Opinion of Allen & Overy, U.S. counsel to National Power Corporation, Power
        Sector Assets and Liabilities Management Corporation and the Republic of the
        Philippines as to the legality of the Bonds

  H.    Consent of the General Counsel of National Power Corporation (included in
        Exhibit D)*

  I.    Consent of the General Counsel of Power Sector Assets and Liabilities Management
        Corporation (included in Exhibit E)*

  J. Consent of the Secretary of the Department of Justice, the Republic of the Philippines (included in Exhibit F)*

  K.    Deed of Transfer from National Power Corporation to Power Sector Assets and
        Liabilities Management Corporation**

  L.    Deed of Transfer from National Power Corporation to National Transmission
        Corporation**


*  To be filed by amendment.
** Incorporated by reference to Registration Statement No. 333-101021.

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